Form 20-F
period 2014-12-31
Can-Fite BioPharma Ltd.
filed 2015-03-27
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-36203

Can-Fite BioPharma Ltd.

(Exact name of Registrant as specified in its charter)

Can-FiteBioPharma Ltd., an Israeli Limited Company

(Translation of the Registrant’s name into English)

Israel

(Jurisdiction of incorporation)

10 Bareket Street, KiryatMatalon, P.O. Box 7537, Petah-Tikva 4951778, Israel

(Address of principal executive offices)

Motti Farbstein
Chief Operating and Financial Officer
Tel: +972 (3) 924-1114

Fax: +972 (3) 924-9378

motti@canfite.co.il

10 Bareket Street, KiryatMatalon, P.O. Box 7537, Petah-Tikva 4951778, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing 2 Ordinary Shares, par value NIS 0.25 per share

(Title of Class)

Ordinary Shares, par value NIS 0.25 per share*

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 21,316,577 are issued and outstanding, (excluding 446,827 ordinary shares held as treasury shares).

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

USE OF CERTAIN TERMS

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to the “Company,” “we,” “our” and “Can-fite” refer to Can-fiteBioPharma Ltd. (the “Registrant”) and its consolidated subsidiaries;

●	references to the “Companies Law” or “Israeli Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “HCV” refer to hepatitis C virus;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “OA” refer to osteoarthritis;

●	references to “PBMC” refer to peripheral blood mononuclear cells;

●	references to “RA” refer to rheumatoid arthritis;

●	references to “Securities Law” or “Israeli Securities Law” are to Israel Securities Law, 5728-1968, as amended;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

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

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report on Form 20-F.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A. Selected Financial Data.

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected consolidated financial data for our company should be read in conjunction with the financial information, “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

The selected consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in Israeli New Shekels, or NIS.

Consolidated Statements Of	Year Ended December 31,
Operations Data:	2010	2011	2012	2013	2014	2014
	(in thousands, except share and per share data)
	NIS				Convenience translation to US $

Revenues	2,644	1,785	-	-	-	-
Operating expenses:
Research and development, expenses net	9,993	12,969	13,160	15,390	16,200	4,165
General and administrative expenses	6,005	6,934	9,272	15,922	11,573	2,976

Operating loss	13,354	18,118	22,432	31,312	27,773	7,141
Other expense – due to M&A	-	11,496	-	-	-	-
Financial expenses	356	232	59	892	1,228	316
Financial income	(897)	(1,669)	(573)	(1401)	(4,500)	(1,157)
Taxes on income	235	191	11	9	23	6
Net loss	13,048	28,368	21,929	30,812	24,524	6,306
Adjustments arising from translating financial statements of foreign operations	-	(92)	(7)	206	939	241
Remeasurments of defined benefit plan	-	59	(42)	49	94	24
Comprehensive loss	13,048	28,335	21,880	31,067	25, 557	6,571
Net loss per ordinary share	1.50	2.72	2.08	2.12	1.35	0.35
Number of ordinary shares used in computing loss per ordinary share	8,687,311	9,708,505	10,050,927	13,712,521	17,545,663	17,545,663

Consolidated Balance	As of December 31,
Sheet Data:	2010	2011	2012	2013	2014	2014
	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in US $ thousands)
Cash and cash equivalents	17,506	14,622	4,278	20,767	36,091	9,280
Other receivables and lease deposit	550	3,760	1,672	2,195	3,443	886
Fixed assets	490	278	159	143	133	34
Total assets	18,546	18,660	6,109	23,105	39,667	10,200
Total liabilities	5,474	6,133	8,754	7,580	12,967	3,335
Total shareholders’ equity	13,072	12,527	(2,645)	15,525	26,700	6,865

We report our financial statements in NIS. This Annual Report on Form 20-F contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of annual financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of NIS 3.889 to $1.00 U.S. dollar, the daily representative rates in effect as of December 31, 2014. No representation is made that the NIS amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2014	3.994	3.402	3.578	3.889
2013	3.791	3.471	3.611	3.471
2012	4.084	3.700	3.858	3.733
2011	3.821	3.363	3.579	3.821
2010	3.894	3.549	3.732	3.549

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2015 (through March 23, 2015)	4.053	3.984	4.017	4.018
February 2015	3.966	3.844	3.893	3.966
January 2015	3.998	3.899	3.946	3.924
December 2014	3.994	3.889	3.935	3.889
November 2014	3.889	3.782	3.829	3.889
October 2014	3.793	3.644	3.736	3.784
September 2014	3.695	3.578	3.627	3.695

On March 23, 2015, the closing representative rate was $1.00 to NIS 4.018, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, CF102 and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the Tel Aviv Stock Exchange, or TASE and NYSE MKT) and payments received under out- licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately NIS 24 million in 2014, NIS 31 million in 2013 and NIS 22 million in 2012. At December 31, 2014, we had an accumulated deficit of approximately NIS 304 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage pre-clinical development and clinical trials for our current and new product candidates;

●	seek regulatory approvals for our product candidates;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	move towards commercialization.

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

As of December 31, 2014, we had cash and cash equivalents of approximately $9.3 million. In March 2014, we closed a private placement for gross proceeds of approximately $5 million and in December 2014, we closed an $8 million at-the-market registered direct offering. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. In addition, we have agreed to provide certain financial support to our subsidiary, OphthaliX Inc., or OphthaliX, for the foreseeable future. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our future capital requirements depend on many factors, including:

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including CF101, CF102 and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

Our present and future capital requirements depend on many factors, including:

●	the level of research and development investment required to develop our product candidates, and maintain and improve our patented or licensed technology position;

●	the costs of obtaining or manufacturing product candidates for research and development and testing;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	changes in product candidate development plans needed to address any difficulties that may arise in manufacturing, preclinical activities or clinical studies;

●	our ability and willingness to enter into new agreements with strategic partners and the terms of these agreements;

●	our success rate in preclinical and clinical efforts associated with milestones and royalties;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the time and costs involved in obtaining regulatory approvals;

●	the number of product candidates we pursue;

●	our revenues, if any;

●	the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

●	our need or decision to acquire or license complementary technologies or new platform or product candidate targets.

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

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, in December 2013, Ophthalix, our subsidiary, announced top-line results of a Phase III study with CF 101 for dry-eye syndrome in which CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. In addition, two Phase IIb studies in rheumatoid arthritis, or RA, utilizing CF101 in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, failed to reach their primary endpoints. Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies.Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.  If the clinical trials do not support our product claims, the completion of development of such product candidates may be significantly delayed or abandoned, which will significantly impair our ability to generate product revenues and will materially adversely affect our results of operations.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials, and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of dosing issues;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of patient recruitment and enrollment;

●	lack of healthy volunteers and patients to conduct trials;

●	inability to monitor patients adequately during or after treatment;

●	failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of institutional review boards to approve our clinical trial protocols;

●	inability or unwillingness of medical investigators and institutional review boards to follow our clinical trial protocols; and

●	lack of sufficient funding to finance the clinical trials.

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

We also intend to rely on third parties to supply the requisite materials needed for the manufacturing of our active pharmaceutical ingredients, or API. There may be a limited supply of these requisite materials. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials or to commercialize our product candidates. If we cannot acquire an acceptable supply of the requisite materials to produce our product candidates, we will not be able to complete pre-clinical and clinical trials and will not be able to market or commercialize our product candidates

We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

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

We will compete against fully integrated pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing drugs;

●	undertaking pre-clinical testing and human clinical trials;

●	obtaining FDA, addressing various regulatory matters and other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. The extent to which any of our product candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors include large integrated pharmaceutical companies, biotechnology companies that currently have drug and target discovery efforts, universities, and public and private research institutions. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. These organizations also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with the technology we are developing;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Abbott Laboratories, Johnson & Johnson, Amgen, Roche, Pfizer, Novartis, Astellas, Eli Lilly, Janssen and more. The competitive landscape in the ophthalmic therapeutics field includes Novartis/Alcon, Allergan, Pfizer, Roche/Genentech, Merck (which acquired Inspire Pharmaceuticals), Santen (which acquired Novagali), Bausch & Lomb (which acquired ISTA Pharmaceuticals and is currently being acquired by Valeant), GlaxoSmithKline, or GSK, Sanofi-Aventis (which acquired Fovea) and more. Competitors in the hepatocellular carcinoma, also known as primary liver cancer, or HCC field include companies such as Onyx, Bayer, Bristol-Myers Squibb, Abbott Laboratories, Eli Lilly, Arqule and more. Competitors in the hepatitis C virus, or HCV, field include companies such as Merck, Vertex, Roche, Bristol-Myers Squibb (which acquired Inhibitex), Gilead Sciences (which acquired Pharmasset), Achillion, Idenix, Valeant, Human Genome Sciences, Abbott Laboratories, AstraZeneca, BoehringerIngelheim, Novartis, Pfizer, Idenix, Johnson & Johnson, Presidio, Medivir, Celgene, Enanta, GSK and more. See “Item 4. Information on the Company—B. Business Overview—Competition.”

Moreover, several companies have reported the commencement of research projects related to the A3AR. Such companies include CV Therapeutics Inc. (which was acquired by Gilead), King Pharmaceuticals R&D Inv. (which was acquired by Merck), Hoechst Marion Roussel Inc., Novo Nordisk A/S and Inotek Pharmaceuticals. However, we are not aware if such projects are ongoing or have been completed and, to the best of our knowledge, there is no approved drug currently on the market which is similar to our A3AR agonists, nor are we aware of any allosteric modulatorin the A3AR product pipeline similar to our allosteric modulator with respect to chemical profile and mechanism of action.

We may suffer losses from product liability claims if our product candidates cause harm to patients.

Any of our product candidates could cause adverse events. Although data from a pooled analysis of 730 patients (527 CF101, 203 placebo) indicates that CF101 is safe and well tolerated at doses up to 4.0 mg administered twice daily for up to 12 weeks, there were incidences (albeit less than or equal to 5%) of adverse events in five completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, constipation, common and viral syndromes (such as, tonsillitis, otitis and respiratory and urinary tract infections, myalgia, arthralgia, dizziness, headache, palpitations and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, including pancytopenia (although extensive evaluation suggests that such adverse event was associated with an inadvertent overdose of MTX), exacerbation of chronic obstructive lung disease and exacerbation of Parkinson’s Disease. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than any CF101 dose group and a higher incidence of drug-related adverse events than any CF101 dose group (with the exception of the 1.0 mg group). Safety data from 652 additional subjects treated with CF101 in 3 subsequent Phase II and Phase III trials are consistent with data from previous trials in showing a low incidence of adverse events associated with CF101 treatment, an absence of apparent dose-response of CF101-associated adverse events and incidences of most adverse events in the CF101 groups comparable to those in the placebo group. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 24 weeks of treatment in more recent trials.In a trial of 19 patients with hepatocellular carcinoma dosed with CF102 for a median of 190 days, CF102 was generally well-tolerated.  The most common CF102-related adverse events were fatigue (5 patients, 26.3%), asthenia and decreased appetite (4 patients each, 21.1%), and pyrexia and constipation (3 patients each, 15.8%).

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

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	Restrictions on the products, manufacturers or manufacturing process;

●	Warning letters;

●	Civil or criminal penalties, fines and injunctions;

●	Product seizures or detentions;

●	Import or export bans or restrictions;

●	Voluntary or mandatory product recalls and related publicity requirements;

●	Suspension or withdrawal of regulatory approvals;

●	Total or partial suspension of production, and

●	Refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

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

To compete effectively, we need to develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Therefore, the degree of future protection for our proprietary rights in our core technologies and any products that might be made using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

●	while the patents we license have been issued, the pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

●	we may be subject to interference proceedings;

●	we may be subject to opposition proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed; and

●	enforcement of patents is complex, uncertain and expensive.

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

Moreover, the composition of matter patents pertaining to CF101 and CF102 that we licensed from the NIH expired on July 13, 2014 in Europe and will expire on June 30, 2015 in the United States. As of June 30, 2015, the License Agreement with the NIH will terminate. We do not expect that we will be able to submit an NDA seeking approval of CF101 or CF102 prior to the composition of matter patents’ respective expiration dates. However, because CF101 and CF102 each may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data and market exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We also have rights under our pharmaceutical use issued patents with respect to CF101 and CF102, which provide patent exclusivity within our field of activity until the mid- to late-2020s. While we believe that we may be able to protect our exclusivity in our field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of CF101 and CF102. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of CF101 and we cannot be certain that we will be entitled to NCE exclusivity. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our products. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our trade secrets or proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	We or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	We or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	It is possible that our pending patent applications will not lead to issued patents;

●	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	We may not develop additional proprietary technologies that are patentable; and

●	The patents of others may have an adverse effect on our business.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe we may be a PFIC during 2014and although we have not determined whether we will be a PFIC in 2015, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2014, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

The market price of our ordinary shares is, and the market price of the ADSs will be, subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our ordinary shares on the TASE, in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on the TASE has fluctuated in the past, and we expect it will continue to do so. It is likely that the market price of the ADSs will likewise be subject to wide fluctuations. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;
●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our licensees; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and the ADSs and result in substantial losses by our investors.

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

Substantial sales of our ordinary shares or the ADSs either on the TASE or on the NYSE MKT, as applicable, may cause the market price of our ordinary shares or the ADSs to decline.

Sales by us or our security-holders of substantial amounts of our ordinary shares or the ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares or the ADSs. The issuance of any additional ordinary shares or ADSs, or any securities that are exercisable for or convertible into our ordinary shares or the ADSs, may have an adverse effect on the market price of our ordinary shares or the ADSs, as applicable, and will have a dilutive effect on our shareholders.

ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as Depositary, delivers the ADSs. Each ADS represents two of our ordinary shares. ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying the ADSs. Holders of ADSs will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Our shareholders have shareholder rights. Israeli law and our Articles of Association govern shareholder rights. ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. Otherwise you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your hares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the matter of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as requested.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares deposited in the ADS facility will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay ADS holders amounts distributed by us as a dividend or distribution.

Our ordinary shares and the ADSs are traded on different markets and this may result in price variations.

Our ordinary shares have traded on the TASE since October 2005 and the ADSs have been listed on the NYSE MKT since November 2013. Trading on these markets will take place in different currencies (U.S. dollars on the NYSE MKT and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

The ADSs have a limited prior trading history in the United States, and an active market may not develop, which may limit the ability of our investors to sell the ADSs in the United States.

There is a limited public market for the ADSs in the United States. Although we recently listed the ADSs on the NYSE MKT, the ADSs are thinly traded and an active trading market for the ADSs may never develop or may not be sustained if one develops. If an active market for the ADSs does not develop or is not sustained, it may be difficult to sell your ADSs.

We have incurred significant additional increased costs as a result of the listing of ADSs for trading on the NYSE MKT, and our management is required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before becoming a reporting company in the United States. We also incur costs associated with corporate governance requirements of the SEC and the NYSE MKT Company Guide, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act as a result of ADSs being listed on the NYSE MKT. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NYSE MKT Company Guide, as well as applicable Israeli reporting requirements, for so long as they apply to us, may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

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

Because we became a reporting company under the Exchange Act by means of filing a Form 20-F, we may have difficulty attract the attention of research analysts at major brokerage firms.

Because we did not become a reporting company by conducting an underwritten initial public offering in the U.S., we may have difficulty attracting the attention of security analysts at major brokerage firms in order for them to provide coverage of our company. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for the ADSs.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price and the ADS price may suffer.

We have become subject to the requirements of the Sarbanes-Oxley Act since the ADSs are listed on the NYSE MKT. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management and issue a report concerning our internal control over financial reporting. In addition, under the JOBS Act, emerging growth companies, like ourselves, are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting during a five-year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of the testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

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

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

●	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

●	include detailed compensation discussion and analysis in our filings under the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the winter of 2008, winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees and service providers being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. Part of our expenses are payable in U.S. dollars or in Euros as well asthe revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2012, 2013, or 2014 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

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

ITEM 4. Information on the Company

A. History and Development of the Company

Our legal name is Can-FiteBio Pharma Ltd. and our commercial name is “Can-Fite.” We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 10 Bareket Street, Kiryat Matalon, Petah-Tikva 4951778 Israel. Our telephone number is +972 (3) 924-1114.

We were founded on September 11, 1994 by Pnina Fishman, Ph.D., our Chief Executive Officer and a director, and Ilan Cohn, Ph.D., our Vice-Chairman of the Board of Directors, under the name Can-Fite Technologies Ltd. On January 7, 2001, we changed our name to Can-FiteBio Pharma Ltd. We completed our initial public offering in Israel in October 2005 and our ordinary shares are traded on the TASE under the symbol “CFBI”. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013,our ADSs began trading on the NYSE MKT under the symbol “CANF.”

In November 2011, through a series of transactions, we spun-off our activity in the ophthalmic field to OphthaliX, Inc., a Delaware corporation and successor-in-interest to Denali Concrete Management, Inc., a Nevada corporation, or OphthaliX, whose common shares are traded in the United States on OTC under the symbol “OPLI.” In the spin-off transactions, we granted an exclusive license for the use of our CF101 drug candidate in the ophthalmic field to Eye-Fite Ltd., an Israel limited company and a former wholly-owned subsidiary of ours, or Eye-Fite, and transferred our issued and outstanding ordinary shares in Eye-Fite to OphthaliX in exchange for an 86.7% interest in OphthaliX. In connection with the spin-off transactions, OphthaliX completed a series of private placement financing transactions. Following the spin-off transactions and the private placement financing transactions, we held approximately 82% interest in OphthaliX and OphthaliX continues to develop the CF101 drug candidate for certain ophthalmic indications. See “Item 10. Additional Information—Material Contracts—OphthaliX Agreements.”

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were NIS 37,000, NIS 43,000 and NIS 17,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

●	an exemption from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

●	reduced disclosure about our executive compensation arrangements.

We will continue to be deemed an emerging growth company until the earliest of:

●	the last day of our fiscal year in which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

●	the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the prior three-year period, issued more than $1,000,000,000 in non-convertible debt; or

●	the date on which we are deemed to be a ‘large accelerated filer,” as defined in Regulation S-K under the Securities Act.

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

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease. We have in-licensed certain patents and patent applications protecting three different A3AR ligands which represent our current pipeline of drug candidates under development and include two synthetic A3AR agonists, CF101 (known generically as IB-MECA) and CF102 (known generically as CI-IB-MECA) from the NIH, and an allosteric modulator at the A3AR, CF602 from Leiden University. In addition, we have out-licensed CF101 for (i) the treatment of autoimmune diseases to Seikagaku Corporation, a Japanese public corporation, or SKK, for the Japanese market, (ii) for the treatment of rheumatoid arthritis, or RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD, for the Korean market and (iii) for the treatment of ophthalmic diseases to Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market. We also recently entered into a distribution agreement with Cipher Pharmaceuticals, Inc. for the distribution of CF101 for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Our product candidates, CF101, CF102 and CF602 are being developed to treat several autoimmune-inflammatory, oncological and ophthalmic indications. CF101 is in various stages of clinical development for the treatment of autoimmune-inflammatory diseases, including RA; psoriasis and osteoarthritis, or OA. CF101 is also being developed by OphthaliX for the treatment of ophthalmic indications, including glaucoma and uveitis. CF602 is our second generation allosteric drug candidate for the treatment of inflammatory diseases, which has shown proof of concept in in vitro and in vivo studies. The CF102 drug candidate is being developed for the treatment of HCC, and for the treatment of HCV.In addition, we recently announced that we are planning to develop CF602 to treat sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus, a virus that causes a potentially fatal brain disease in persons with an immunodeficiency.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Visiongain, the world RA market size is predicted to generate revenues of $38.5 billion in 2017. According to GlobalData, the psoriasis drug market is forecasted to grow from $3.6 billion in 2010 to $6.7 billion by 2018. According to Global Industry Analysts, the global liver cancer drug market is expected to exceed $2 billion by 2015. GlobalData estimated the glaucoma market to exceed $3 billion by 2018.

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

In addition to in-licensing, we have also out-licensed one of our molecules to third-parties to capitalize on the experience, capabilities and location of such third-parties. Similar to our obligations under any in-license agreements, pursuant to these out-licensing agreements, our licensees are generally obligated to diligently pursue product development, make up-front payments, make development milestone payments and pay royalties on sales. Accordingly, we expect to fund certain of our future operations through out-licensing arrangements with respect to our product candidates. To date, we have out-licensed CF101 for the treatment of autoimmune diseases for the Japanese market to SKK, and CF101 for the treatment of RA for the Korean market to KD and CF101 for ophthalmic diseases for the global market to OphthaliX. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements.”

We are currently: (i) expecting top-line results for a recently completed Phase II/III trial with respect to the development of CF101 for the treatment of psoriasis; (ii) preparing for a Phase III trial with respect to the development of CF101 for the treatment of RA; (iii) preparing for a Phase II study with respect to the development of CF101 for the treatment of OA; (iv) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC (and as part of this study, we will also test CF102 in patients with both HCC and HCV); and (v) preparing for further preclinical work with respect to the development of CF602. OphthaliX is currently: (i) conducting a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension; and (ii) initiating a Phase II study of CF101 for the treatment of uveitis.

Our Strategy

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory, oncological, ophthalmic diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drugs and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products. Our approach allows us to:

●	continue to advance our clinical and preclinical pipeline;

●	test our products for additional indications which fit our molecules’ mechanism of action;

●	identify other small molecule drugs or ligands;

●	focus on our product candidates closest to realizing their potential; and

●	avoid dependency on a small number of small molecules and indications.

Using this approach, we have successfully advanced our product candidates for a number of indications into various stages of clinical development. Specific elements of our current strategy include the following:

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on inflammatory, oncological and ophthalmic diseases. We will focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., plaque psoriasis and RA (and later posterior uveitis and glaucoma) with respect to CF101, and HCC with respect to CF102. Following the announcement of top-line results that CF101 did not meet the dry eye syndrome or DES Phase III primary and secondary efficacy end-points, Ophthalix decided to end the development of CF101 for DES.

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

Commercialize our product candidates through out-licensing and distribution arrangements. We have entered into two out-licensing arrangements with major pharmaceutical companies in the Far East and one distribution agreement with a growing pharmaceutical company in Canada. We intend to continue to commercialize our product candidates through out-licensing and distribution arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing, marketing and sales. We do not intend to develop our own manufacturing facilities or sales forces. If appropriate, we may enter into co-development and similar arrangements with respect to any product candidate with third parties or commercialize a product candidate ourselves. We believe these arrangements will allow us to share the high development cost, minimize the risk of failure and enjoy our partners’ marketing capabilities. We believe further that this strategy will increase the likelihood of advancing clinical development and potential commercialization of our product candidates.

Our Product Pipeline

The table below sets forth our current pipeline of product candidates, including the target indication and status of each.

Clinical Application/Drug	Pre-Clinical	Phase I	Phase II	Phase III
Autoimmune-Inflammatory
Psoriasis – CF101(1)
Rheumatoid Arthritis – CF101(2)
Osteoarthritis – CF101(3)
Inflammation and Sexual Dysfunction – CF602(4)
Oncology
HCC – CF102(5)
Ophthalmology(6)
Glaucoma – CF101(7)
Uveitis – CF101(8)

Completed

On-going

Preparatory work

(1)	We are expecting top-line results for a recently completed Phase II/III trial with respect to the development of CF101 for the treatment of psoriasis.
(2)	We are preparing for a Phase III trial with respect to the development of CF101 for the treatment of RA.
(3)	We are preparing for a Phase II study with respect to the development of CF101 for the treatment of OA.
(4)	We are preparing for further preclinical work with respect to the development of CF602.
(5)	We are conducting a Phase II study with respect to the development of CF102 for the treatment of HCC (and as part of this study, we will also test CF102 in patients with both HCC and HCV).
(6)	OphthaliX, an 82% owned subsidiary of ours, develops CF101 for ophthalmic indications.
(7)	OphthaliX is conducting a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension.
(8)	OphthaliX is initiating a Phase II study of CF101 for the treatment of uveitis.

CF101

CF101, our lead therapeutic product candidate, is in development for the treatment of autoimmune-inflammatory diseases, psoriasis, RA and OA, and the ophthalmic diseases, glaucoma and uveitis. In certain of our pharmacological studies, CF101 has also shown potential for development for the treatment of Crohn’s disease. CF101 is a highly-selective, orally bioavailable small molecule synthetic drug, which targets the A3AR. Based on our clinical studies to date, we believe that CF101 has a favorable safety profile and significant anti-inflammatory effects as a result of its capability to inhibit the production of inflammatory cytokines, such as TNF-α, IL-6 and IL-1, and chemokines, or small cytokines, such as MMPs, by signaling key proteins such as NF-кB and PKB/AKT. Overall, these up-stream events result in apoptosis of inflammatory cells. See Figure 1 below. CF101’s anti-inflammatory effect is mediated via the A3AR, which is highly expressed in inflammatory cells.

Figure 1: CF101 anti-inflammatory mechanism of action

Set forth below are general descriptions of the inflammatory and ophthalmic diseases with respect to which CF101 is currently undergoing, or is in preparation for clinical trials.

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

Pre-clinical studies are a set of experiments carried out in animals to show that a certain drug does not evoke toxicity. Based on the animal studies and safety data, one can approach the FDA and request permission to conduct a Phase I study in human beings.

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

Reproductive toxicology studies that we completed in mice and rabbits did not reveal evidence of negative effects on male or female fertility. In mouse teratology studies, or studies for abnormalities of physiological developments, craniofacial and skeletal abnormalities were observed at doses greater than 10 mg/kg; however, no such effects were observed at 3 mg/kg demonstrating the safety of the drug in this concentration range. Teratogenicity, or any developmental anomaly in a fetus, was not observed in rabbits given doses (greater than 13 mg/kg) that induced severe maternal toxicity in such rabbits.

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

Phase I Clinical Studies of CF101

CF101 has been studied comprehensively in normal volunteer trials to assess safety, pharmacokinetic metabolism and food interaction. Two Phase I studies in 40 healthy volunteers, single dose and repeated dose, indicated that CF101 is rapidly absorbed (reaching a maximal concentration within one to two hours) with a half-life of eight to nine hours. Some mild adverse events (principally, increased heart rate) were observed at doses higher than single doses of 10.0 mg and twice-daily doses of 5.0 mg. Such increase in heart rate was not accompanied by any change in QT intervals. The drug showed linear kinetics, in that the concentration that results from the dose is proportional to the dose and the rate of elimination of the drug is proportional to the concentration, and low inter-subject variability, meaning that the same dose of the drug does not produce large differences in pharmacological responses in different individuals. A fed-fast Phase I study (with and without food) demonstrated that food causes some attenuation in CF101 absorption; accordingly CF101 is administered to patients on an empty stomach in our trials. An additional Phase I study of the absorption, metabolism, excretion and mass balance of 4.0 mg (C14) CF101 was conducted in six healthy male subjects and demonstrated that CF101 was generally well-tolerated in this group.

Based on the findings from Phase I clinical studies, 4.0 mg BID, or twice daily, was selected as the upper limit for initial Phase II clinical trials.

Phase II and Phase II/III Clinical Studies of CF101

CF101 has completed 16 Phase I, II and III studies in Psoriasis, RA and DES in approximately 1,410 patients (1,000 patients treated with CF101 and 410 patients treated with a placebo) for an aggregate exposure of approximately 250 patient years (for the patients treated with CF101). These studies indicate that CF101 has a favorable safety profile at doses up to 4.0 mg BID for up to 12 weeks. In the Phase II and III studies, we did not observe a dose-response relationship between CF101 and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology. CF101 given as a standalone therapy reached the primary endpoint in Phase II clinical studies in psoriasis and DES. In addition, we observed positive data utilizing CF101 as a standalone drug in a Phase IIa clinical study in RA. In this study, we also observed a significant direct correlation between A3AR expression prior to treatment and the patients’ responses to CF101. However, we did not fully attain the primary endpoint in this study as we did not observe a significant difference in responses between CF101 and the placebo (which for this study was 0.1 mg of CF101). Moreover, two Phase IIb studies in RA utilizing CF101 in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, also failed to reach the primary endpoints. Based on this data, we believe that the failures in the Phase IIb studies in RA may have been due to low A3AR expression in the MTX-treated patients. A phase IIb of CF101 given as a standalone therapy in patients with A3AR expression levels above a certain threshold reached the primary endpoint in RA in December 2013. CF101 has been tested in Phase II trials to establish dose and activity (first, orally administered capsules and then tablets in formulations of 1.0, 2.0 and 4.0 mg of CF101 BID) in psoriasis (moderate to severe plaque psoriasis), RA and DES (moderate to severe.

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

A comparison between baseline and week 12 of a patient treated with 2.0 mg CF 101

In February 2015, we completed a Phase II/III randomized, double-blind, placebo-controlled, dose-finding study of the efficacy and safety of CF101 administered daily orally in patients with moderate-to-severe plaque psoriasis. This clinical trial enrolled 326 patients in 17 clinical centers in the United States, Europe and Israel, of which 103 patients were enrolled in the first study cohort and were treated for 6 months and 223 patients were enrolled in the second study cohort and were treated for 8 months. The first study cohort was comprised of three arms with patients receiving: 1 mg of CF101; 2 mg of CF101; and placebo. All patients receiving placebo were switched to either 1 mg or 2 mg of CF101 after 12 weeks. Based on a positive safety and efficacy interim analysis of the first 103 patients who completed 24 weeks of treatment in the trial, we decided to continue patient enrollment for the second stage of the study and the study protocol was amended to extend the CF101 2.0 mg BID and placebo administration for a period of 32 weeks. The positive clinical effects of the CF101 2.0 mg BID dose relative to a placebo were observed in a variety of standard psoriasis assessment parameters, including PASI 75 and PGA scores, with the responses accumulating steadily over the 24-week treatment period. See Figure 3. We believe that this clinical data corroborates the published Phase II study results described above and confirms the dose selection, while the favorable safety profile of CF101 further supports its development for the systemic treatment of moderate-to-severe psoriasis. The topline results of our Phase II/III trial are expected to be released at the end of March 2015.

PGA Improvement	PASI Improvement

Interim data included 103 patients who were randomized to CF101 1mg, CF101 2mg and placebo and were treated for 24 weeks. On week 12 placebo were randomized to CF101 1mg or 2mg dose.PGA (left chart) - The percentage of patients presenting only slight or no clinical signs (PGA score 0-1) increased throughout the study period in the 2 mg CF101-treated group.PASI (right chart) - In the 2 mg CF101-treated group, a progressive improvement in the percentage of patients presenting PASI 75 improvement was observed.

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

Figure 5: Direct correlation between A3AR at baseline and response to CF101

Figure 6: Direct correlation between A3AR at baseline and response to CF101

Based on the results of the two Phase IIb studies, we conducted an additional Phase IIb clinical study with CF101 as a stand-alone, monotherapy treatment and not in combination with MTX. The trial wasa 12-week multicenter, randomized, double-blind, placebo-controlled, parallel-group study involving 79 patients to determine the safety and efficacy of CF101 administered orally daily in patients with active RA and elevated baseline expression levels of the A3AR in PBMCs. Enrolled patients had high baseline A3AR biomarker expression (determined at 1.5-fold over a predetermined age-matched standard). This selection criteria was made following the findings during previous Phase IIa and IIb RA studies showing a positive correlation between A3AR expression at baseline and patients’ response to the drug, potentially rendering A3AR expression as a predictive biomarker.The primary objectives of this study wereto determine the efficacy of oral CF101 when administered daily as a standalone treatment for 12 weeks to patients with active RA and elevated baseline expression levels of the A3AR in the patients’ PBMCs, in comparison to a placebo treatment, and to assess the safety of daily oral CF101 under the circumstances of the trial. In December 2013, we announced the results of the study in which CF101 met all primary efficacy endpoints, showing statistically significant superiority over placebo in reducing signs and symptoms of RA as compared to the placebo. The treatment had an ACR20 response rate of 49% for CF101 compared to 25% for placebo (p=0.035), an ACR50 response rate of 19% for CF101 compared to 9% for placebo, and an ACR70 response rate of 11% for CF101 arm compared to 3% for placebo. Similar to our observations in the previously reported CF101 psoriasis trials, the response of patients with RA was cumulative over time, suggesting a consistent anti-inflammatory effect of CF101.  Moreover, half of the RA patients treated with CF101 showed clinically meaningful improvement.CF101 was very well-tolerated and showed no evidence of immunosuppression, and there were no severe treatment-emergent adverse events during the study. A subgroup analysis of 16 patients with no prior systemic therapy showed a dramatic increase in the response showing ACR20 of 75%, ACR50 50%, and ACR70 50%. We believe this may be related to the fact that in this patient population there is a full receptor expression since they had not been treated earlier with any systemic drugs.

Figure 7: ACR response data –Rheumatoid Arthritis phase IIb

In December 2014, we completed the design of an RA Phase III study of CF101. The Phase III study will be a multicenter, randomized, double-blind, placebo-controlled, parallel-group study that will investigate the efficacy and safety of daily CF101 administered orally as a monotherapy for 12 weeks to patients with active RA. The study will have three arms, a 2 mg CF101 dose, a 3mg CF101 dose and placebo, given orally twice daily in the form of tablets. Approximately 300 patients are expected to be enrolled in the study, where sample size for each treatment group will be approximately 100 patients and will provide a statistical power of at least 90%. The study primary end point will be ACR 20 response at Week 12. The A3 adenosine receptor biomarker will be evaluated prior to treatment and its correlation to patients' response to the drug will be analyzed upon study conclusion.

DES: DES is an eye disease caused by eye dryness, which, in turn, is caused by either decreased tear production or increased tear film evaporation.  A Phase II study in DES was conducted by Can-Fite after discovering that patients in the Phase IIa study for another condition also experienced improvement in DES symptoms. The results of the Phase II trial demonstrated the ability of CF101 to improve signs of ocular surface inflammation of the patients studied. Following positive results in the Phase II study, we initiated a Phase III DES trial, under an IND with the FDA which was conducted by OphthaliX in the United States, Europe and Israel.The randomized, double-masked Phase III clinical trial enrolled 237 patients with moderate-to-severe DES who were randomized to receive two oral doses of CF101 (0.1 and 1.0 mg) and a placebo, for a period of 24 weeks.  The primary efficacy endpoint was complete clearing of corneal staining. In December 2013, we announced the results of this Phase III study of CF101 for the treatment of DES. In the study, CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. Nonetheless, CF101 was found to be well tolerated.In 2014 we decided to end the development of CF101 for the DES indication. This decision was based on a lack of correlation between patients' response to CF101 and over-expression of the drug target, the A3 adenosine receptor in this patient population.

Glaucoma: We believe that the statistically significant decrease in IOP in the Phase II trial for DES, although observed in subjects without ocular hypertension, is clinically significant and indicates that CF101 may also have potential as a glaucoma therapy, as the main goal of glaucoma therapy is to reduce IOP. This finding led to a patent application for the use of CF101 for lowering IOP. It is our belief that this result, together with the neuro-protective and anti-inflammatory effects that have been demonstrated in our studies and the studies of others, warrant rapid progression into clinical study in this indication. A Phase II study in patients with glaucoma or related syndromes of ocular hypertension is currently ongoing in Israel and Europe via OphthaliX. This study is a randomized, double-masked, placebo-controlled, parallel-group study of the safety and efficacy of daily CF101 administered orally in subjects with elevated IOP. The objective of this study are to determine the safety and efficacy of oral CF101 in lowering IOP when administered BID for 16 weeks in subjects with elevated IOP. OphthaliX has enrolled 44 subjects in the first segment of the study, randomized in a 3:1 ratio to CF101 1.0 mg treatment to the placebo.  OphthaliX is currently in the process of enrolling approximately 44 subject to the second segment randomized in a 3:1 ratio to CF101 2.0 mg treatment to the placebo The full study data is expected to be announced in the second half of2015. Neither we nor OphthaliX has filed an IND for this indication as CF101 for the treatment of glaucoma is not currently being clinically tested in the United States and there are no near-term plans to do so.

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

We are conducting a Phase II study in HCC patients. In January 2013, as part of our preparatory work for such study, we announced that we believe that the optimal drug dose for the upcoming study is CF102 25.0 mg. This does was found to be the most effective dose out of the three dosages tested (1.0 mg, 5.0 mg and 25.0 mg) in the previous Phase I/II study. We filed a patent application protecting such optimal dose of CF102 for HCC. A publication summarizing the results of the Phase I/II study was published in “The Oncologist”, a leading oncology scientific journal. We also highlighted that one patient has been treated with CF102 for over five years. Also as part of the Phase II study, we plan to examine the viral load of HCC patients who are also infected with HCV. If we observe a decrease in the viral load in the HCV sub-population during this forthcoming study, we intend to commence a separate Phase II study for the HCV indication.

The Phase II study is a randomized, double-blind, placebo controlled trial to be conducted in the U.S., Europe and Israel with an estimated 78 patients to be enrolled. CF 102 is being evaluated for efficacy and safety as a second-line treatment for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment. The primary endpoint of the study is overall patient survival. In March 2014, the study protocolwas approved by the Institutional Review Board at the Rabin Medical Center in Israel and in December 2014 we dosed the first patient at the study’s Israeli site.

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

Recently, CF602 was tested in an experimental animal model of diabetic rats, which similar to diabetic patients, suffer from sexual dysfunction. Erectile dysfunction was assessed by monitoring the ratio between intra-cavernosal pressure (ICP) and mean arterial pressure (MAP) as a physiological index of erectile function.  The ICP/MAP for the CF602 treated group improved by 118% over the placebo group. This data is similar to that achieved earlier by sildenafil (Viagra) in preclinical studies. In addition, treatment with CF602 reversed smooth muscle and endothelial damage, in a dose dependent manner, leading to the improvement in erectile dysfunction. Subject to having sufficient financial resources, we intend to conduct further pre-clinical studies for this drug candidate. After completion of all pre-clinical testing, we intend to file an IND with respect to CF602.

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

Commercial Biomarker Test

In March 2015, we completed the development of a commercial predictive biomarker blood test kit for A3AR. The biomarker test can be used at any molecular biology lab, where a small blood sample from a prospective patient would be tested and within just a few hours, results indicate if the patient would benefit from treatment with our drugs, which are currently in clinical trials for rheumatoid arthritis, psoriasis, and liver cancer.

The U.S. Patent and Trademark Office previously issued to us a patent for the utilization of A3AR as a biomarker to predict patient response to its drug CF101 in autoimmune inflammatory indications.

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

According to the NIH Agreement, we are committed to pay royalties as follows: (i) a $225,000 signing payment; (ii) a minimum non-refundable annual payment of $50,000; (iii) 4% to 5.5% of our total net revenues from sales of licensed products or from conducting tests with respect to CF101, CF102 and the other licensed small molecules worldwide, on a consolidated basis, out of which 1.75%-2.75% may be offset against royalties that we are required to pay another third party; (iv) individual payments ranging from $25,000 to $500,000 subject to meeting certain drug development milestones, including the initiation of certain clinical trials with respect to the licensed products; and (v) additional payments totaling 20% of all monetary consideration received from sublicensees, except for royalties received on any such sublicensee’s net revenues from sales of the licensed products, out of which 2% may be offset against royalties that we are required to pay another third party. As of December 31, 2014, we have paid approximately $1,025,000 in royalties to the NIH in connection with the NIH Agreement. We estimate that we will further pay a total of approximately $425,000 in milestone payments to the NIH in connection with the NIH Agreement until its expiration.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2014, we have paid approximately 85,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

Out-Licensing and Distribution Agreements

The following are summary descriptions of certain out-licensing and distribution agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F.

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

Under the Seikagaku Agreement, we are entitled to up-front and milestone payments of up to $17 million (of which $2 million is attributable to our participation in certain research and development activities), annual payments of $500,000 and at least an additional $1 million in milestone payments if SKK pursues a second indication (the current indication is RA).We will also be entitled to royalties in an amount between 7-12% of annual net sales in Japan subject to certain sales criteria. In accordance with the Seikagaku Agreement, we received an up-front payment of $3.0 million in 2006, a milestone payment of $1.0 million in 2008 and $0.5 million per year from 2007 through 2011 as an annual minimum royalty payment (for an aggregate of $2.5 million). In addition to the amounts above, we will be entitled to additional payments based on sales of raw materials to SKK for the purpose of developing, producing and marketing CF101. If SKK decides to produce the raw materials itself, we will be entitled to $1.0 million and an additional manufacturing royalty payment. Furthermore, we will be entitled to receive additional payments if SKK requests information regarding the results and reports of other clinical and non-clinical studies conducted by us and we will be required to make certain payments to SKK if we request results and reports from their clinical and non-clinical studies. These payments will be calculated based on a percentage of the costs of such clinical and non-clinical studies, as the case may be.

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

As of December 31, 2014, SKK had paid us approximately $8.5million in up-front and milestone payments.

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

After the TASE approved such shares for the listing for trade on January 5, 2009, the shares were allocated to KD and the transaction was finalized in January 2009.As of December 31, 2014, KD had paid us approximately $0.8million, which represents milestone payments pursuant to the Kwang Dong License Agreement, an advance of certain amounts to become due under the Kwang Dong License Agreement and the purchase price for the shares.

Cipher Pharmaceuticals Agreement

On March 20, 2015, we entered into a Distribution and Supply Agreement with Cipher Pharmaceuticals, or Cipher, granting Cipher the exclusive right to distribute CF101 in Canada for the treatment of psoriasis and RA.

Under the Distribution and Supply Agreement, we are entitled to CDN$1.65 million upon execution of the agreement plus milestone payments upon receipt of regulatory approval by Health Canada for CF101 and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or RA, and (ii) CDN $1 million upon the second approved indication for either psoriasis or RA. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of CF101 in Canada and reimbursement for the cost of manufacturing CF101. We are also entitled to a royalty payment for any authorized generic of CF101 that Cipher distributes in Canada.

We are responsible for supplying Cipher with finished product for distribution and conducting product development activities while Cipher is responsible for distribution, marketing and obtaining applicable regulatory approvals in Canada. The Distribution and Supply Agreement has an initial term of fifteen years, automatically renewable for additional five year periods and may be terminated in certain limited circumstances including certain breaches of the agreement and failure to achieve certain minimum quantities of sales during the contract period.

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

Eye-Fite Agreement

In connection with the spin-off transaction described below in “Item 10. Additional Information—Material Contracts—OphthaliX Agreements”, on November 21, 2011, we entered into a license agreement, or the Eye-Fite Agreement, with Eye-Fite according to which we (i) granted Eye-Fite a sole and exclusive worldwide license for the use of CF101 solely in the field of ophthalmic diseases and patent rights which we received under the NIH Agreement, with respect to CF101 in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world and (ii) assigned to Eye-Fite our rights, title and interest in and to any and all INDs to CF101 in the ophthalmic field. As consideration for the grant of the license, we received 999 ordinary shares of Eye-Fite, in addition to the one share we already had, which resulted in us owning all of the issued and outstanding shares of Eye-Fite, all of which were transferred to OphthaliX in connection with this transaction. In addition, Eye-Fite must, for the duration of the NIH Agreement, make the following payments to the NIH: (i) a nonrefundable minimum annual royalty of $25,000, (ii) earned royalties of 4.0% to 5.5% on net sales in territories in where such patents exist and (iii) individual payments ranging from $25,000 to $500,000 upon the achievement of various development milestones for each indication. Eye-Fite will also be required to make payments to the NIH of 20% of sublicensing revenues, excluding royalties and net of the required milestone payments. The payments set forth above represent our liabilities to the NIH under to the NIH Agreement, which pursuant to the Eye-FiteAgreement, Eye-Fite is obligated to make to the NIH.

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

Total Revenues by Category of Activity and Geographic Markets

We have not generated any revenues during the prior three fiscal years. Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with SKK and KD with respect to CF101.See “Item 4—Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. We expect to generate future revenues through our current and potential future out-licensing arrangements with respect to CF101, as well as through future out-licensing arrangements with respect to our other product candidates, i.e., CF102 and CF602.

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

Patents

As of March 23, 2015, we owned or exclusively licensed (from the NIH and Leiden University) 15 patent families that, collectively, contain approximately 150 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, CF101 and CF102, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below.

We currently license from the NIH and Leiden University certain intellectual property that is necessary to conduct our business. We currently hold an exclusive license from the NIH to a family of patents that protects certain small molecules that are A3AR agonists, such as CF101 and CF102, and the pharmaceutical use of such molecules. This exclusive license relates to two compositions of matter patents that were granted in the United States and Europe (in particular, United Kingdom, France, Germany, Switzerland, Italy, Belgium and Luxembourg), the former of which is expected to expire in 2015 and the latter in 2014. We will not be able to extend the foregoing expiration dates and as such, as of June 30, 2015, the license agreement with the NIH will terminate. We do not expect that we will be able to submit an NDA seeking approval of CF101 or CF102 prior to the composition of matter patents’ respective expiration dates. However, because CF101 and CF102 each may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We also have rights under our pharmaceutical use issued patents with respect to CF101 and CF102, which provide patent exclusivity within our field of activity until the mid- to late-2020s. While we believe that we may be able to protect our exclusivity in its field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for its intended uses of CF101 and CF102. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of CF101 and we cannot be certain that we will be entitled to NCE exclusivity. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition. We also currently hold an exclusive license from the NIH and Leiden University of the Netherlands to a family of patents and patent applications that relate to the allosteric modulators of the A3AR, which includes the allosteric modulator CF602. This exclusive license relates to two patents that were granted in the United States, China and in Europe (validated in, Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Holland and England). These granted patents and the patents that may be granted on patent applications of this patent family are set to expire in 2027. We hold the foregoing licenses pursuant to the terms and conditions of certain license agreements.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	a family of patents which pertains to the use of substances that bind to the A3AR, including CF101 and CF102; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Poland, Russia and Hong-Kong. These patents are set to expire in 2020, other than the United States patent that will expire in 2022;

●	a family of patents and a patent application which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. The patents are set to expire in 2022, other than the United States patent that will expire in 2023. The patent application is pending in Brazil with a filing date of January 1, 2002 and a priority date of January 16, 2001;

●	a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular RA. This patent was granted in the United States and is set to expire in 2023;

●	a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in certain countries in Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, USA, China and Mexico. The patents are set to expire in 2025. The patent applications are pending in the Canada, and Brazil. Each of the applications has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of DES. This family includes patents in Japan and Mexico. These patents are set to expire in 2026.

●	a family of patents and patent applications which pertains to the use of A3AR agonists for the treatment of reducing IOP. Such patents were granted in Australia and United States. The patents are set to expire in 2030. The patent applications are pending in the EPO (this European application designates all EPC member states), Israel, Japan, China, Canada, Mexico and South Korea, each with a filing date of May 16, 2010 and a priority date of May 17, 2009;

●	a family of patents and patent applications which pertains to the use of a specific dose level of CF101 (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in the United States. The patent is set to expire in 2030.The patent applications are pending in the China, the EPO (this European application designates all EPC member states), Israel (which was recently allowed) India, Japan and South Korea, each with a filing date of September 6, 2010 and a priority date of September 6, 2009;

●	a family of patents and patent applications which pertain to the method for producing CF101. Such patents were granted in China, Japan and Israel. These patents are set to expire in 2028. The patent applications are pending in the United States, the EPO (this European application designates all EPC member states) and India, each with a filing date of March 13, 2008 and a priority date of March 14, 2007;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, South Korea, China and Mexico. The patents are set to expire in 2026. Patent applications are pending in the United States, Brazil, Israel and Japan. These patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005;

●	a family of patents and patent applications which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, USA and Europe (by the EPOand validated in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Poland, Spain, Sweden, Switzerland and Turkey). There is one patent application pending in the United States with a filing date of October 22, 2007 and a priority date of October 15, 2007.

●	a family of patent applications which pertain to the use of A3AR agonists for the maintenance of liver function in patients having chronic liver disease. These patent applications are pending in China, Israel, Japan, Hong-Kong, United States and Europe (this European application designates all EPC member states). These patent applications have a filing date of August 8, 2013 and a priority date of January 23, 2012;

●	a family of patent application under joint ownership with the NIH and licensed, to the extent of our ownership, to Eye-Fite, which pertain to the use of A3AR agonists for the treatment of uveitis. These patent applications are pending in the Canada, Israel, Mexico and South Korea. The patent applications have filing dates of February 27, 2011 and priority dates of March 3, 2010;

●	a patent application which pertains to the treatment of hepatocellular carcinoma. This patent application is a PCT application with a filing date of January 23, 2013 and a priority date of January 23, 2012;

●	a family of patent applications which pertain to treatment of sexual dysfunction. This family includes patent applications in Israel (two), Australia, China, Japan, Russia, Brazil, Canada, Europe, India, Mexico, South Korea, and USA. The two Israeli patent applications have filing dates of August 8, 2012 and November 12, 2012 and the other patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Abbott Laboratories, Johnson & Johnson, Amgen, Roche, Pfizer, Novartis, Astellas, Eli Lilly and more. The competitive landscape in the ophthalmic therapeutics field includes Novartis/Alcon, Allergan, Pfizer, Roche/Genentech, Merck (which acquired Inspire Pharmaceuticals), Santen (which acquired Novagali), Bausch & Lomb (which acquired ISTA Pharmaceuticals and is currently being acquired by Valeant), GlaxoSmithKline, or GSK, Sanofi-Aventis (which acquired Fovea) and more. Competitors in the HCC field include companies such as Onyx, Bayer, Bristol-Myers Squibb, Abbott Laboratories, Eli Lilly, Arqule and more. Competitors in the HCV field include companies such as Merck, Vertex, Roche, Bristol-Myers Squibb (which acquired Inhibitex), Gilead Sciences (which acquired Pharmasset), Achillion, Idenix, Valeant, Human Genome Sciences, Abbott, AstraZeneca, BoehringerIngelheim, Novartis, Pfizer, Idenix, Johnson & Johnson, Presidio, Medivir, Celgene, Enanta, GSK and more.

Moreover, several companies have reported the commencement of research projects related to the A3AR. Such companies include CV Therapeutics Inc. (which was acquired by Gilead), King Pharmaceuticals R&D Inv. (which was acquired by Merck), Hoechst Marion Roussel Inc., Novo Nordisk A/S and Inotek Pharmaceuticals. However, we are not aware if such projects are ongoing or have been completed and, to the best of our knowledge, there is no approved drug currently on the market which is similar to our A3AR agonists, nor are we aware of any allosteric modulatorin the A3AR product pipeline similar to our allosteric modulator with respect to chemical profile and mechanism of action.

CF101 for the Treatment of Psoriasis

Psoriasis is a skin condition that affects 2% to 3% of the general population according to the National Psoriasis Foundation. The disease is manifested by scaly plaques on the skin and in the severe form has a major effect on the physical and emotional well-being of the patients. Topical agents are typically used for mild disease, phototherapy for moderate disease, and systemic agents for severe disease. For moderate to severe cases, systemic biologic drugs, delivered via IV, have dominated the market. According to the National Psoriasis Foundation, common side effects of biologics include respiratory infections, flu-like symptoms, and injection site reactions while rare side effects include serious nervous system disorders, such as multiple sclerosis, seizures, or inflammation of the nerves of the eyes, blood disorders, and certain types of cancer. We believe a significant need remains for novel oral and safe drugs for patients who do not respond to existing therapies or for whom these therapies are unsuitable.

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. According to Global Data, the psoriasis treatment market was worth $3.6 billion in 2010 and is forecast to grow to $6.7 billion by 2018.

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

CF101 for the Treatment of Crohn’s Disease

According to Transparency Market Research, the osteoporosis market will reach $6.8 billion in 2015. According to Datamonitor, in 2009, 890,000 persons were estimated to have Crohn’s disease in the seven major markets (the U.S., Japan, France, Germany, Italy, Spain and the U.K.) and more than half of such patients were estimated to reside in the United States.

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

CF101 for the Treatment of Glaucoma

According to Datamonitor, as of 2010, seven million people in the seven major markets suffered from glaucoma. GlobalData estimated that the market for glaucoma drugs was $3.0 billion in 2010 and forecasts growth with a compound annual growth rate of 0.6% between 2010 and 2018. We expect that the number of people who suffer from glaucoma will increase as the population in each of the seven major markets ages.

The main drugs used to treat glaucoma include Xalatan®, Travatan® and Cosopt®.  Xalatan® is recommended by the European Glaucoma Society and American Academy of Ophthalmologists as the first choice for the treatment of glaucoma.  According to a Pfizer annual report, Xalatan®, which is marketed by Pfizer, is the leading drug used to treat glaucoma, and had global sales of approximately $0.6 billion in 2013 compared to $1.2 billion in 2011.Travatan® was first launched in the United States in 2001 and then Europe and the certain other markets in 2002.  According to Evaluate Pharma, Travatan®, marketed by Alcon, experienced sales of approximately $600 million in 2010 and 2011.Travatan® is administered once each day, which ophthalmologists cite as a significant advantage over other drugs used to treat glaucoma.  Cosopt® is the oldest combination therapy in the glaucoma market.  Due to the expiration of patents covering Cosopt® in 2008, some ophthalmologists have begun to look to other brands or generic drugs in the treatment of glaucoma.  Another leading company in this field is Allergan, which markets Lumigan®, Ganfort™, Alphagan®, and Combigan®, with over $1.0 billion in aggregate revenues in 2011.  The glaucoma therapeutics market has witnessed major revenues depletion in the recent years due to a string of patent expirations, which started with the expiration of the Xalatan® patent.

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

CF102 for the Treatment of HCV

According to the U.S. Centers for Disease Control and Prevention, or the CDC, approximately 3.2 million people in the United States have chronic HCV, a viral disease that causes inflammation of the liver that can lead to diminished liver function or liver failure. Most people with HCV have no symptoms of the disease until liver damage occurs, which may take several years. Also according to the CDC, approximately 75% to 85% of persons carrying the HCV will develop a chronic disease, such as liver cancer, liver failure or death. According to Renub Research, the market for HCV drugs is experiencing a dramatic near-term growth, by crossing $6 billion in 2011 and is expected to be more than double of its current figure by 2015. Renub Research believes that the robust growth will be driven primarily by the launch of novel premium-priced agents that will increase the size of the drug-treated population, mainly as a result of the re-treatment of prior non-responder patients.

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

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Our laboratory personnel in Israel have ongoing communication with the Israeli Ministry of Environmental Protection in order to verify compliance with relevant instructions and regulations. In addition, all of our laboratory personnel participate in instruction on the proper handling of chemicals, including hazardous substances before commencing employment, and during the course of their employment, with us. In addition, all information with respect to any chemical substance that we use is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our testing facilities, however, entails risks in these areas. Significant expenditures could be required in the future if these facilities are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements. See “Business — Government Regulation and Funding — Israel Ministry of Environment — Toxin Permit.”

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

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through preclinical studies and clinical trials that our product candidates are safe and effective. Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of pharmaceutical products have shown promising results in clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to obtain additional financing.

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

Preclinical tests include in vitro and in vivo evaluation of the product candidate, its chemistry, formulation and stability, and animal studies to assess potential safety and efficacy. Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. After laboratory analysis and preclinical testing, testing, a sponsor files an Investigational New Drug application, or IND, to begin human testing. Typically, a manufacturer conducts a three-phase human clinical testing program which itself is subject to numerous laws and regulatory requirements, including adequate monitoring, reporting, record keeping and informed consent. In Phase I, small clinical trials are conducted to determine the safety and proper dose ranges of our product candidates. In Phase II, clinical trials are conducted to assess safety and gain preliminary evidence of the efficacy of our product candidates. In Phase III, clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy. The time and expense required for us to perform this clinical testing can vary and is substantial. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board responsible for approving and monitoring the clinical trials at a given site, the Data Safety Monitoring Board, where one is used, or we may suspend the clinical trials at any time on various grounds, including a finding that subjects or patients are exposed to unacceptable health risk.

If the clinical data from these clinical trials (Phases I, II and III) are deemed to support the safety and effectiveness of the candidate product for its intended use, then we may proceed to seek to file with the FDA, a New Drug Application, or NDA, seeking approval to market a new drug for one or more specified intended uses. We have not completed our clinical trials for any candidate product for any intended use and therefore, we cannot ascertain whether the clinical data will support and justify filing an NDA. Nevertheless, if and when we are able to ascertain that the clinical data supports and justifies filing an NDA, we intend to make such appropriate filings.

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

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities, laboratories and processes used in the manufacturing and testing of such products prior to providing approval to market a product. If after receiving FDA approval, we make a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. We also must adhere to cGMP regulations and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect our equipment, facilities, laboratories and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

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

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

●	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

●	having the same pharmaceutical form as the reference medicinal product; and

●	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

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

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 2017. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 2017.

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

The requirements that we and our collaborators must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of our products in such countries can be rigorous, costly and uncertain. In Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. For example, in Canada, pharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada, or Health Canada. Before commencing clinical trials in Canada, an applicant must complete preclinical studies and file a clinical trial application with Health Canada. After filing a clinical trial application, the applicant must receive different clearance authorizations to proceed with Phase 1 clinical trials, which can then lead to Phase 2 and Phase 3 clinical trials. To obtain regulatory approval to commercialize a new drug in Canada, a new drug submission, or NDS, must be filed with Health Canada. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates favorable safety and efficacy and receives a favorable risk/benefit analysis, Health Canada issues a notice of compliance which allows the applicant to market the product. Facilities, procedures, operations and/or testing of products are subject to periodic inspection by Health Canada and the Health Products and Food Branch Inspectorate. In addition, Health Canada conducts pre-approval and post-approval reviews and plant inspections to determine whether systems are in compliance with the good manufacturing practices in Canada, Drug Establishment Licensing requirements and other provisions of the Food and Drug Regulations.

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

D. Property, Plants and Equipment.

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company, that pursuant to a verbal agreement expires on December 31, 2015.The Petah-Tikva headquarters consists of approximately 300 square meters of space with eight parking spaces. Lease payments are approximately NIS 20,448, or $5,665, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses both our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

We have in-licensed three different A3AR ligands which represent our current pipeline of drug candidates under development and include two synthetic A3AR agonists, CF101 (known generically as IB-MECA) and CF102 (known generically as CI-IB-MECA) from NIH, and an allosteric modulator at the A3AR, CF602 from Leiden University. See “Item 4. Information on the Company—Business Overview—In-Licensing Agreements”. In addition, we have out-licensed CF101 for (i) the treatment of autoimmune diseases to SKK for the Japanese market, (ii) for the treatment of RA to KD for the Korean market and (iii) for the treatment of ophthalmic diseases to Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market. We also recently entered into a distribution agreement for the distribution of CF101 for the treatment of psoriasis and RA to Cipher for the Canadian market.See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

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

We are currently: (i) expecting top-line results for a recently completed Phase II/III trial with respect to the development of CF101 for the treatment of psoriasis; (ii) preparing for a Phase III trial with respect to the development of CF101 for the treatment of RA; (iii) preparing for a Phase II study with respect to the development of CF101 for the treatment of OA; (iv) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC (and as part of this study, we will also test CF102 in patients with both HCC and HCV); and (v) preparing for further preclinical work with respect to the development of CF602. OphthaliX is currently: (i) conducting a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension; and (ii) initiating a Phase II study of CF101 for the treatment of uveitis.

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2014, we had an accumulated deficit of approximately NIS304,150. Although we have begun to recognize revenues in connection with our out-licensing agreements with SKK, KD and OphthaliX, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under the licensing arrangements with SKK and KD. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2014, we had approximately $9,280, or NIS36,091, of cash and cash equivalents based on the exchange rate reported by the Bank of Israel as of December 31, 2014.

Revenues

Our revenues to date have been generated primarily from payments under our licensing arrangements with SKK and KD. Under the Seikagaku Agreement, we are entitled to up-front and milestone payments of up to $17million (of which $2 million is attributable to our participation in certain research and development activities), annual payments of $0.5 million, and up to an additional $4 million in milestone payments if SKK pursues a second indication (the current indication is RA). We will also be entitled to royalties in an amount between 7-12% of annual net sales in Japan subject to certain sales criteria. In accordance with the Seikagaku Agreement, we received an up-front payment of $3.0 million in 2006, a milestone payment of $1.0 million in 2008 and $0.5 million per year from 2007 through 2011 as an annual minimum royalty payment (for an aggregate of $2.5 million). Under the Kwang Dong Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong Agreement, we received an up-front paymentof $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the terms of the Seikagaku Agreement and the Kwang Dong Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. Certain payments we have received from SKK and KD have been subject to a 10% and 5% withholding tax in Japan and Korea, respectively, and certain payments we may receive in the future, if at all, may also be subject to the same withholding tax in Japan and Korea. Receipt of any milestone payment under our out-licensing agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We expect our revenues for the next several years,if any,to be derived primarily from payments under our current out-license agreements and our public capital raising activities, as well as additional collaborations that we may enter into in the future with respect to our drug candidates.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
CF 101	Preparing for a Phase III study in RA	Completion of preparatory work for Phase III study
	Ongoing Phase II/III in Psoriasis	Top line results are expected in the end of March 2015
	Ongoing Phase II in Glaucoma (via OphthaliX)	Top line results are expected in Q4 2015
	Preparing for Phase II in Uveitis (via OphthaliX)	Completion of preparatory work for Phase II study
	Preparing for a Phase II in OA	Completion of preparatory work for Phase II study
CF 102	Phase II in HCC	Completion of patient enrollment by end of 2015
CF 602	Pre-Clinical Stage	Continuing pre-clinical studies and preparations

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2012, 2013 and 2014; and on an aggregate basis since project inception:

				Total
				Costs
	(USD in thousands)			Since
	Year Ended December 31,			Project
	2012	2013	2014	Inception
CF101	1,987	2,624	1,866	20,274
CF102	15	268	1,289	2,677
CF602	-	-	23	23

Other projects	-	-	18	18
Total gross direct project costs (1)	2,002	2,892	3,196	22,992

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

Under our licensing agreement with Eye-Fite, Eye-Fite is responsible for making payments to our licensor, the NIH, for certain patent rights relating to CF101. See “Item 10. Additional Information — Material Contracts — Out-Licensing and Distribution Agreements—Eye-Fite Agreement”.

From our inception through December 31, 2014, we have incurred research and development expenses of approximately $57million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

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

Functional Currency

The presentation currency of our financial statements and our functional currency is the NIS. The functional currency of an entity in which we own an equity interest, which is referred to as oursubsidiary, differs from our functional currency, that subsidiary represents a foreign operation whose financial statements are translated as follows: (i) assets and liabilities are translated at the closing rate at the date of that balance sheet, (ii) income and expenses are translated at average exchange rates for the presented periods and (iii) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity, as other comprehensive loss, “adjustments from translation of financial statements.”

For the convenience of the reader, the reported NIS amounts as of December 31, 2014 have been translated into U.S. dollars at the representative rate of exchange on December 31, 2014(U.S. $1 = NIS 3.889). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

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

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

●	whether we hold a significant voting interest (but less than half the voting rights);

●	whether there is a wide diversity of public holdings of the remaining shares conferring voting rights;

●	whether in the past we had the majority of the voting power participating in the general meetings of shareholders and, therefore, have in fact had the right to nominate the majority of the board members;

●	the absence of a single entity that holds a significant portion of the investee’s shares;

●	our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management; and

●	whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

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

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense over the vesting period, based upon the grant-date fair value of the equity or liability instruments issued. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE MKT..

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

Recently Issued Accounting Pronouncements

IFRS 9-Financial Instruments:

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The adoption of IFRS 9 will have no material effect on the Company’s financial assets on the financial statements.

US Registered Direct Offering

On December 8, 2014, we sold to certain institutional investors an aggregate of 1,797,753 ADSs in an at-the-market registered direct offering at $4.45 per share resulting in gross proceeds of $8,000,000. In addition, we issued to the investors unregistered warrants to purchase 898,877 ADSs. The warrants may be exercised at any time for a period of five years from issuance and have an exercise price of $4.45 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. In connection with the private placement we paid an aggregate of $762,500 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 89,888 ADS, exercisable for five years from issuance, at an exercise price of $4.45 per ADS, subject to adjustment as set forth therein.

US Private Placement

On March 10, 2014, we sold to accredited investors 982,344 ADSs, at a purchase price of $5.15 per ADS, and warrants to purchase 491,172 additional ADSs in a private placement resulting in gross proceeds of $5,059,072. The warrants may be exercised at any time after September 10, 2014 for a period of four years from the date of issuance and have an exercise price of $6.43 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if after September 10, 2014 there is no effective registration statement registering the ADSs underlying the warrants. In connection with the private placement we paid an aggregate of $509,840 in placement agent fees and expenses and we issued placement agent warrants to purchase 49,117 ADSs exercisable at $6.43 per ADS for four years. The placement agent warrants may be exercised on a cashless basis at any time after September 10, 2014.

Israeli Public Offering

On February 5, 2013, we completed the sale in Israel of 7,477 units, each consisting of 10,000 of our ordinary shares, 5,000 Series 10 Warrants to purchase ordinary shares and 5,000 Series 11 Warrants to purchase ordinary shares, for an aggregate of 74,770,000 ordinary shares, 50,000,000 Series 10 Warrants to purchase ordinary shares and 50,000,000 Series 11 Warrants to purchase ordinary shares. The purchase price in the offering was NIS 3,544 per unit ($960.17 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.691 to $1.00), for an aggregate purchase price for all units of NIS 26,498,488 ($7,179,216.47 using the same exchange rate). After the payment of sales commissions, we received net proceeds from the offering of NIS 23,926,000 ($6,402,000).

On October 23, 2013, we completed the sale in Israel of 3,675 units, each consisting of 500 of our ordinary shares and 375 Series 12 Warrants to purchase ordinary shares, for an aggregate of 1,837,500 ordinary shares and 1,378,125 Series 12 Warrants to purchase ordinary shares. The purchase price in the offering was NIS 5,800 per unit ($1,648 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.52 to $1.00), for an aggregate purchase price for all units of NIS 21,315,000 ($6,055,398 using the same exchange rate). After the payment of sales commissions, we received net proceeds from the offering of NIS 20,138,000 ($5,721,000).

Israeli Public Warrant Offerings

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

In the public offering, we issued 4,953,750 Series 6 Warrants exercisable for 198,150 of our ordinary shares. The Series 6 Warrants have an exercise price of 15.75 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were originally scheduled to expire on May 16, 2012. On August 18, 2012,we filed an application with the Petah-Tikva District Court in Israel to approve an extension of the Series 6 Warrants until September 1, 2014 and following a meeting of our shareholders and holders of Series 6 Warrant to approve the extension of the exercise period of the Series 6 Warrants, on January 27, 2014, the District Court approved the extension until October 30, 2013. The Series 6 Warrants expired on October 30, 2013.

In the same offering, we issued 9,907,500 Series 7 Warrants exercisable for 396,300 of our ordinary shares. The Series 7 Warrants have an exercise price of 20 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were originally scheduled to expire on November 16, 2013. On November 7, 2013,we filed an application with the Petah-Tikva District Court in Israel to approve an extension of the Series 7 Warrants until March 31, 2014 and following a meeting of our shareholders and holders of Series 7 Warrant to approve the extension of the exercise period of the Series 7 Warrants, on January 27, 2014, the District Court approved the extension until March 31, 2014. The series 7 warrants expired on March 31, 2014.

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

We issued 8,112,000 Series 8 Warrants exercisable for 324,480 of our ordinary shares in the offering. Although the Series 8 Warrants had an exercise price of 13.75 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were set to expire on June 30, 2013. On June 24, 2013, the Lod District Court in Israel approved a settlement, approved at a meeting of the shareholders and the Series 8 Warrants holders, according to which the exercise price was increased to 18.75 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and the exercise period was extended until December 31, 2013.The Series 8 Warrants expired on December 31, 2013.

We also issued 12,168,000 Series 9 Warrants exercisable for 486,720 of our ordinary shares in this offering. In accordance with IFRS, we allocated a portion of the consideration received from the Series 9 Warrants based on their market value at the time. The consideration allocated to the Series 9 Warrants is generally reflected in shareholders’ equity due to the fact that the exercise price of such warrants is fixed. The Series 9 Warrants have a fixed exercise price of 21.25 NIS per ordinary share and are set to expire on May 1, 2015.

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

As of March 23, 2015, other than Series 6, Series 7 and Series 8 Warrants that have been expired, 25,000 Series 10 Warrants exercised on December 26, 2013 to purchase 1,000 ordinary shares for an aggregate exercise price of NIS 9,850 and 12,500 Series 11 Warrants exercised on December 26, 2013 to purchase 500 ordinary shares for an aggregate exercise price of NIS 4,900 none of the foregoing warrants have been exercised.

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

A. Results of Operations

Comparison of the Year Ended December 31, 2014 to Year Ended December 31, 2013

Research and development expenses

Research and development expenses for the year ended December 31, 2014 were NIS 16.20 million, an increase of NIS 0.81 million, or 5.3%, compared to NIS 15.39 million for the year ended December 31, 2013. The increase in research and development expenses was primarily due to the increase in clinical trial expenses. We expect that we will continue to experience increases in research and development expenses through 2015 and beyond.

General and administrative expenses

General and administrative expenses were NIS11.57 million for the year ended December 31, 2014 and NIS 15.92 million for year ended December 31, 2013. This decrease was primarily due to a decrease in investor relations expenses, share based payments, salaries and professional services. We expect that general and administrative expenses will remain at the same level through 2015 and beyond.

Financial income, net

We recognized net financial income of NIS 3.27 million for year ended December 31, 2014, and NIS 0.51 million for the year ended December 31, 2013. The increase in the financial income, net is mainly due to a decrease in the fair market value of the warrants exercisable into shares and also the increase in the exchange rate of the USD against the NIS.

Comparison of the Year Ended December 31, 2013 to Year Ended December 31, 2012

Research and development expenses

Research and development expenses for the year ended December 31, 2013 were NIS 15.39 million, an increase of NIS 2.23 million, or 16.9%, compared to NIS 13.16 million for the year ended December 31, 2012.

The increase in research and development expenses was primarily due to the increase in clinical trial expenses. We expect that we will continue to experience increases in research and development expenses through 2015 and beyond.

General and administrative expenses

General and administrative expenses were NIS 15.92 million for the year ended December 31, 2013 and NIS 9.3 million for year ended December 31, 2012. The increase in 2013 as compared to 2012 was in investor relations expenses, share based payments, salaries and professional services.

Financial income, net

We recognized net financial income of NIS 0.509 million for year ended December 31, 2013, a decrease of NIS 0.005 million, or 9.7%, compared to net financial income of NIS 0.514 million for the year ended December 31, 2012. The decrease in net financial income, net is not material.

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At December 31, 2014, we had approximately NIS 36.1 million in cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. As of March 23, 2015, we raised approximately NIS 92 million, after deduction of offering expenses, as a private company until the consummation of the IPO and approximately NIS 193 million, after deduction of offering expenses, as a public company since the completion of the IPO. During 2014, we raised an aggregate of NIS 45 million, from a private placement and registered direct offering conducted in the US.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund. For information regarding the revenues and expenses associated with our licensing agreements, see “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”, “Item 4. Information on the Company—Business Overview—In-Licensing Agreements” and “Item 5. Operating and Financial Review and Prospects—Revenues.”

Net cash used in operating activities was NIS 28.6 million for the year ended December 31, 2014, compared with net cash used in operating activities of NIS 30.1 million and NIS 16.2 million for the years ended December 31, 2013 and 2012, respectively. The NIS 1.5 million decrease in the net cash used in operating activities during 2014, compared to 2013, was primarily the result of a decrease in the loss of the company and also the result of an increase in accounts receivable and decrease in trade payables and other payable, which increased in the year before. The NIS 13.9 million increase in the net cash used in operating activities during 2013, compared to 2012, was primarily the result of an increase in the loss of the company and also the result of decrease in trade payables and an increase in other payable and accounts receivable, which decreased in the year before.

Net cash used in investing activities for the year ended December 31, 2014 was NIS 0.04 million compared to net cash used in investing activities of NIS 0.04 million for the year ended December 31, 2013 and net cash provided by investing activities of NIS 0.07 million for the year ended December 31, 2012. The changes in cash flows from investing activities are immaterial.

Net cash provided by financing activities was NIS 44.7 million for the year ended December 31, 2014, compared to net cash provided by financing activities of NIS 46 million for the year ended December 31, 2013 and NIS 5.6 million for the year ended December 31, 2012. The NIS 1.3 million decrease in the net cash provided by financing activities during 2014, compared to 2013, was primarily due to sale of treasury shares in 2013. The NIS 40.4 million increase in the net cash provided by financing activities during 2013, compared to 2012, was primarily due to our capital raising transactions in February and October 2013.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of March 232015, will be sufficient to fund our projected cash requirements through for the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues we receive under our licensing arrangements;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval of our platform and products;

●	the ability of us or our collaborators to achieve development milestones, marketing approval and other events or developments under our licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under current and future licensing arrangements relating to our platform and products; and

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

F. Contractual Obligations.

The following table summarizes our significant contractual obligations in NIS at December 31, 2014:

	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Contractual Obligations

NIH milestones(1)	1,652,825	1,652,825	-	-	-
Leiden University milestones(2)	377,968	47,246	330,722	-	-
Car lease obligations	212,000	144,000	68,000	-	-
Severance pay	224,000	-	-	-	224,000

Total	2,466,793	1,844,071	398,722		224,000

(1)	Includes $425,000 in milestone payments. Does not include a potential milestone payment of $500,000 upon approval by the FDA or any regulatory authority as the NIH Agreement will terminate in 2015 upon the expiration of the last patent licensed thereunder, which will be prior to achieving such milestone.

(2)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth the members of our senior management and Board of Directors:

Member	Position	Age
Ilan Cohn, Ph.D.	Chairman of the Board	59

Pnina Fishman, Ph.D.	Chief Executive Officer, Director	66

Motti Farbstein	Chief Operating and Financial Officer	51

Guy Regev	Director	47

Abraham Sartani, M.D.	Director	68

Gil Oren	Director, Audit Committee and Compensation Committee member	62

Israel Shamay	Director, Audit Committee and Compensation Committee member	51

Ilan Cohn, Ph.D.   Ilan Cohn, Ph.D. is a patent attorney and senior partner at the patent attorney firm Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 servesas the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohen is also currently a member of the Board of Directors of I.C.R.C Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

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

Guy Regev. Guy Regev has over twelve years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX since November 2011. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on three areas of operation - Cleantech / Water, Financial Services, Retail/Trading. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing & Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Plassim Advanced Solutions in Sanitation Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, Gaon Antan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, and AHAVA Holdings  LTD.

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

Israel Shamay has served as external director on our Board of Directors since December 2014 and serves as a member on both the Audit Committee and Compensation Committee. Since 2012 Mr. Shamay has served as Executive Director, Strategic Initiatives and Head of the Americas Operations of MATIMOP (Israeli Industry Center for R&D), the International Operations agency of the Israeli Office of the Chief Scientist, focusing on developing and implementing cooperation platforms for industrial R&D and innovation projects in the Americas region. From 2006 until 2012 Mr. Shamay served as Executive Director of European Cooperations at MATIMOP, where he was in charge of architecting, realizing and evaluating industrial innovation cooperation frameworks at bilateral and European level, making them a major R&D cooperation instrument for Israeli industry with Europe. Between 2010 and 2011, Mr. Shamay was Head of the Israeli EUREKA Chairmanship Program (EUREKA is Europe's largest innovation network with nearly 40 member states). The Israeli EUREKA Chairmanship focused on developing new financial instruments for innovative small and medium sized enterprises and on expanding EUREKA's international dimension. From 2002 Mr. Shamay served as Israel's National Representative in several international R&D programs, from 2005 as an expert evaluator for the EU Framework Programs for R&D and from 2006 until 2009 managed the Israeli R&D collaboration with the EU Global Satellite Navigation Program – GALILEO.  From 1991 till 2001 Mr. Shamay served in senior technical, marketing and executive positions in Israeli hi-tech companies operating globally, including the RAD group and Comverse Technologies. Mr. Shamay is an MBA graduate of the Recanati School of Business at the Tel-Aviv University and a graduate of the Technion in Haifa, faculty of Information Systems Engineering.

B. Compensation.

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2014. This amount does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

Salaries, fees, commissions and bonuses and options (NIS in Thousands)
All senior management and directors as a group, consisting of 7 persons	3,148

The following table sets forth information with respect to the options granted to the members of our senior management and Board of Directors for the year ended December 31, 2014.

Name	Date of Grant	Purchase Price	Number of Options	Vesting Period	Expiration Date	Total Benefit (in NIS)	Benefit recognized in 2014 (in NIS)
Gil Oren	July 14, 2014	12	10,000	1/36 per month	July 14, 2017	15,662	2,752

Although as a public company with shares listed only on the TASE and NYSE MKT, we are exempt from complying with the requirements of the Israeli law that require the disclosure of the compensation, on an individual basis, of a company's five most highly compensated senior executive officers, we have elected to provide such information in our annual reports. Accordingly, the following table presents information regarding compensation accrued in our financial statements for our five most highly compensated senior executive officers, namely our Chief Executive Officer, Chief Financial Officer, Vice President, Operations, Vice President, Clinical Development & IP and Vice President, Research and Development, as of December 31, 2014.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(NIS in thousands)
Pnina Fishman Chief Executive Officer	1,050	262	0	57	1,369
Motti Farbstein Chief Financial Officer	814	148	8	53	1,023
Barak Singer (4) Former Vice-President of Business Development	483	0	(178)	34	339
Gil Oren Director	122	-	3	-	125
Guy Regev Director	116	-	5	-	121

(1)	The annual bonus is subject to the fulfillment of certain targets determined for each year by the board of directors (for our Chief Executive Officer) and by our Chief Executive Officer (for our other executive officers).

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2014 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

(4)	Barak Singer ceased serving as Vice President of Business Development on July 28, 2014.

Employment and Consulting Agreements

We have or have had written employment and non-competition agreements with each of Barak Singer, our former Vice President of Business Development, Motti Farbstein, our Chief Operating and Financial Officer, Sari Furman, our Director of Clinical Operations and written consulting agreements with each of Reinhold Cohn and Partners, an Israeli partnership, through which Ilan Cohn, Ph.D., our Chairman of the Board of Directors, is a partner, Abraham Sartani, one of our directors, and BioStrategies Consulting Ltd., a U.S. company, or BioStrategics, through its President Michael Silverman, our Medical Director. We have also entered into a service management agreement with F.D. Consulting International and Marketing Ltd., an Israeli limited company, or F.D. Consulting, which is partially owned by Pnina Fishman, Ph.D., our Chief Executive Officer and director, and master services agreement with Accellient Partners LLC, a Massachusetts limited liability company, or Accellient Partners, through its Chief Executive Officer William Kerns, our Vice President of Drug Development. As of March 23, 2015, the foregoing agreements were still in full force and effect, with the exception of (i) the consulting agreement with Reinhold Cohn and Partners, which expired by its terms in September 2011 and was not subsequently extended, (ii) the consulting agreement with Abraham Sartani, which we terminated in July 2011, (iii) the consulting agreement with Avigdor Kaplan, which was terminated in May 2013, and (iv) the employment agreement with Barak Singer.

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

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 23, 2015, we have granted him options to purchase 54,196ordinary shares, of which 1,133 were exercised into shares.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Employment and Non-Competition Agreement with Barak Singer: On February 22, 2011 we entered into an employment and non-competition agreement which was subsequently amended on February 28, 2013. Barak Singer began serving as our Vice President of Business Development on March 20, 2011 and was appointed Chief Executive Officer of Ophthalix on February 28, 2013. Mr. Singer’s current gross monthly salary is NIS 45,000 (50% of this amount is consideration for services provided to our company and 50% is for services provided to OphthaliX). Mr. Singer was entitled to a success performance bonus of one time his monthly salary upon the achievement of certain milestones. In addition, he was issued options to purchase 104,412 shares of OphthaliX’s common stock of vesting over three years on a quarterly basis and exercisable at $5.29 per share options as well as options purchase 104,412 shares of OphthaliX’s common stock exercisable at $5.29 and vesting on the achievement of certain milestones. Mr. Singer was entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts were paid by us. Five percent of his gross monthly salary was deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Singer was also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone. Mr. Singer was also entitled to receive options exercisable into our ordinary shares from time to time. On July 28, 2014, Mr. Singer ceased his employment with us. As of the date of termination, he had outstanding options to purchase 17,200 ordinary shares and all options were forfeited on October 28, 2014.

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

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 23, 2015, we have granted her options to purchase 544,442 ordinary shares, of which 241,612 were exercised into shares.

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

Reinhold Cohn and Partners: Reinhold Cohn and Partners, an Israeli partnership, of which Ilan Cohn, Ph.D. is a partner provides intellectual property legal services to us in the ordinary course of business.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the Board of Directors. Our board has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On July 14, 2014, at an annual general meeting of our shareholders, Pnina Fishman, Ilan Cohn, Liora Lev, Avi Sartani, and Guy Regev were re-elected to serve as directors for a term expiring at our next annual general meeting of shareholders and until his or her respective successor is duly elected. At the same meeting, Gil Oren was re-elected to serve as one of our external directors for an additional three-year term ending July 9, 2017. On December 31, 2014, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 30, 2017 as one of our external directors, replacing Yechezkel Barenholtz who served the maximum term according to the provisions of Israeli Companies Law. Israel Shamay may be re-elected for another two three-year terms. Gil Oren may not be re-elected to serve as an external director as he was elected for three terms, the maximum term according to the provisions of the Israeli Companies Law. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board and on January, 2014, Liora Lev resigned from the Board of Directors.

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

External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

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

Israel Shamay and Gil Oren serve as external directors on our Board of Directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee and our compensation committee. Our Board of Directors has determined that Gil Oren possesses accounting and financial expertise, and that both of our external directors possess the requisite professional qualifications. Guy Regev and Avi Sartani serve as independent directors on our Board of Directors. Guy Regev also serves on our audit committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Gil Oren, who serves as the audit committee financial expert, with Israel Shamay and Guy Regev as members. Our audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

In addition to the above, all such committee’s members must apply with the following requirements:

●	All members shall be members of the board of directors of the company.

●	At least one of the committee’s members shall have financial and accounting expertise and the rest of the committee’s members must have the ability to read and understand financial statements.

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

Compensation Committee

Amendment no. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012, or Amendment no. 20.In general, Amendment no. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, Amendment no. 20 addresses the corporate approval process required for a public company's engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

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

Under the Israeli Companies Law, our compensation policy must generally serve as the basis for corporate approvals with respect to the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objective, the company's business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	The knowledge, skills, expertise, and accomplishments of the relevant office holder;

●	The office holder's roles and responsibilities and prior compensation agreements with him or her;

●	The relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	The impact of disparities in salary upon work relationships in the company;

●	The possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	As to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contributions towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include the following principles:

●	the link between variable compensation and the long term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The Compensation Policy was approved by the general meeting of shareholders after discussions and recommendation of the compensation committee and approval by the Board of Directors on January 6, 2014. Moreover, the approval of the compensation committee is required in order to approve terms of office and/or employment of office holders.

Mr. Gil Oren is the chairman of our compensation committee. Mr. Israel Shamay and Mr. Guy Regev serve as the other members of our compensation committee.

Approval of Related Party Transactions under the Israeli Companies Law

Fiduciary duties of the office holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these action

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Israeli Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on our profitability, assets or liabilities.

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

●

at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Duties of shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in our authorized share capital;

●	a merger;

●	an increase in our authorized share capital; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Israeli Companies Law and the Israeli Securities Law, a company may indemnify, or undertake in advance to indemnify, an office holder, provided its articles of association include a provision authorizing such indemnification, for the following liabilities and expenses imposed on an office holder or incurred by office holder due to acts performed by him or her as an office holder:

●	Financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on our activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	Reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;

●	Reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by us, on our behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	Expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the Company's articles of association:

●	a breach of the duty of loyalty to us, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm us;

●	a breach of duty of care to us or to a third party; and

●	a financial liability imposed on the office holder in favor of a third party.

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

Nevertheless, under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to us in the event office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive unlawful personal benefit; or

●	a fine, monetary sanction, penalty or forfeit levied against the office holder.

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

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s Board of Directors after obtaining the approval of the compensation committee.

As detailed above, our compensation committee consists of three independent directors: Israel Shamay, Gil Oren and Guy Regev. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, an internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of our shares;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an executive officer or director of the company (or a relative thereof); or

●	a member of our independent accounting firm, or anyone on his or her behalf.

We comply with the requirement of the Israeli Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure. Our internal auditor is Daniel Spira C.P.A.

D. Employees.

As of December 31, 2014, we had eight employees, four of whom were employed in management and administration, three of whom were employed in research and development and two of whom were employed in management, research and development. All of these employees were located in Israel. As of December 21, 2013, we had nine employees.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 23, 2015 by the members of our senior management, Board of Directors and 5% or more beneficial owners, individually and as a group. The beneficial ownership of ordinary shares is based on the 21,316,577 ordinary shares outstanding as of March 23, 2015 (which excludes 446,827 ordinary shares held in treasury) and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 23, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management
Ilan Cohn, PhD. Chairman of the Board	231,652	(1)	1.1%
Pnina Fishman, PhD. Chief Executive Officer and Director	569,863	(2)	2.6%
Motti Farbstein Chief Operating Officer	42,320	(3)	*
Guy Regev Director	55,680	(4)	*
Abraham Sartani, Ph.D. Director	12,346	(5)	*
Gil Oren Director	2,500	(6)	*

Directors and Executive Officers as a group (6 persons)	914,361		4.2%

5% or More Shareholders
Empery Asset Management,LP	2,890,802	(7)	12.9%
Cranshire Capital Advisors LLC	2,714,835	(8)	12.2%

*	Denotes less than 1%

(1)	Includes (i) 133,567 ordinary shares, (ii) 420,000 registered warrants (Series 9) to purchase 16,800 ordinary shares at an exercise price of NIS 0.85 per warrant and expiring on May 1, 2015, and (iii) 2,032,136 unregistered options to purchase 81,285 ordinary shares at an exercise price of NIS 1.247 per option and expiring on March 20, 2017. All such warrants and options are fully vested.

(2)	Includes (i) 263,433 ordinary shares, (ii) 90,000 registered warrants (Series 9) to purchase 3,600 ordinary shares at an exercise price of NIS 0.85 per warrant and expiring on May 1, 2015, and (iii) 7,570,761 unregistered options to purchase 302,830 ordinary shares, of which 4,890,761 options have an exercise price of NIS 0.50 per option and expire on August 23, 2016 and 2,680,000 options have an exercise price of NIS 0.644 per option and expire on January 13, 2021. All such warrants and options are fully vested.

(3)	Includes (i) 1,133 ordinary shares, (ii) 1,014,062 unregistered options to purchase 40,562 ordinary shares, of which (1) 322,175 are exercisable into 12,887 ordinary shares at an exercise price of NIS 0.45 per option and expire on November 29, 2015, (2) 554,387 are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (3) 81,250 are exercisable into 3,250 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (4) 56,250 are exercisable into 2,250 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (iii) 625 unregistered options to purchase 625 ordinary shares at an exercise price of NIS 8.118 per option and expire on March 18, 2025. All such options are fully vested or will vest within 60 days from March 23, 2015.Excludes 62,500 unregistered options to purchase 2,500ordinary shares and 9,375 unregistered options to purchase 9,375 ordinary shares that vest in more than 60 days from March 23, 2015..

(4)	Includes (i) 24,240 ordinary shares, (ii) 36,000 registered warrants (Series 9) to purchase 1,440 ordinary shares at an exercise price of NIS 0.85 per warrant and expiring on May 1, 2015, (iii) 250,000 registered warrants (Series 10) to purchase 10,000 ordinary shares at an exercise price of NIS 0.394 per warrant and expiring on October 31, 2015, (iv) 250,000 registered warrants (Series 11) to purchase 10,000 ordinary shares at an exercise price of NIS 0.392 per warrant and expiring on April 30, 2016, and (v) 250,000 unregistered options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on May 2, 2023. All such warrants and options are fully vested or will vest within 60 days from March 23, 2015.

(5)	Includes (i) 613 ordinary shares, and (ii) 293,305 unregistered options to purchase 11,733 ordinary shares, of which 193,305 are exercisable into 7,732 ordinary shares at an exercise price of NIS 0.45 per option and expire on August 23, 2016, and 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on August 14, 2022. All such options are fully vested.

(6)	Includes 2,500 unregistered options to purchase 2,500 ordinary shares at an exercise price of NIS 12 per option and expire on July 14, 2024.Excludes 7,500 unregistered options to purchase 7,500 ordinary shares that vest in more than 60 days from March 23, 2015.

(7)	Represents (i) 73,298 American Depositary Shares, or ADSs, representing 146,596 ordinary shares held by Empery Tax Efficient, LP (“ETE I Fund”), (ii) 540,332 ADSs representing 1,080,664 ordinary shares held by Empery Tax Efficient II, LP (“ETE II Fund”), (iii) 285,246 ADSs representing 570,492 ordinary shares held by Empery Asset Master Ltd (“EAM Fund” and together with the ETE I Fund and ETE II Fund, the “Empery Funds”), (iv) warrants to purchase 85,193 ADSs representing 170,385 ordinary shares held by ETE I Fund, (v) warrants to purchase 270,166 ADSs representing 540,332 ordinary shares held by ETE II Fund, and (vi) warrants to purchase 191,167 ADSs representing 382,333 ordinary shares held by EAM Fund. Empery Asset Management, LP (the “Investment Manager”), serves as investment manager of the Empery Funds. Each of Ryan M. Lane and Martin D. Hoe is a Managing Member of Empery AM GP, LLC, the general partner of the Investment Manager. Pursuant to the terms of the foregoing warrants the holders cannot exercise such warrants if they would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker. The foregoing information is based in part on a Schedule 13G filed with the SEC on December 5, 2014 by ETE II Fund, the Investment Manager, Mr. Lane and Mr. Hoe.

(8)	Represents (i) 898,877 ADSs representing 1,797,754 ordinary shares held by Equitec Specialists, LLC (“Equitec”), (ii) warrants to purchase 458,541 ADSs representing 917,081 ordinary shares held by Equitec, and (iii) warrants to purchase 27,306 ADSs representing 54,612 ordinary shares held by Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”).Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund. and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund. CCA is the investment manager of Equitec and has voting control and investment discretion over securities held in the managed accounts by Equitec. Mr. Kopin, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held in the managed accounts by Equitec.Pursuant to the terms of the foregoing warrants the holders cannot exercise such warrants if they would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker. The foregoing information is based on our information and belief.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 14b of our consolidated financial statements, included in “Item 18. Financial Statements.”

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

As of December 31, 2014, we have granted to employees, directors and consultants options that are outstanding to purchase up to 1,094,732 ordinary shares, par value NIS 0.25, pursuant to the 2003 and 2013 share option plans, or the 2003 and 2013 Plans, and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2014, 14,567,790 options to purchase 582,707 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of December 31, 2014, options to purchase 564,857 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options from 2014, at exercise price of NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 1,000,000 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2014, 10,000 options to purchase 10,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a three year period. As of December 31, 2014, options to purchase 833 ordinary shares, par value NIS 0.25, were fully vested.

Non-Plan Share Options

In addition to the options granted under our share option plans, at December 31, 2014, there were outstanding and exercisable options to purchase 502,026 ordinary shares, par value NIS 0.25, which had been granted to an investor, not under the 2003 Plan. The options were granted at exercise price of NIS 15 per ordinary share, par value NIS 0.25. As of December 31, 2014, these options were fully vested. The options were extended by one year till October 21, 2015.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The beneficial ownership of 5% or more holders is set forth in the beneficial ownership table set forth above under “Item 6 E. Share Ownership.”

On June 17, 2013, OphthaliX sold 268,095 ordinary shares on the TASE, for aggregate consideration of US$510,714. After such sale, OphthaliX owns 446,827 ordinary shares of our company.

To our knowledge, as of March 23,2015 there were approximately three shareholders of record with a United States address which held 102,000 ordinary shares, directly or represented by ADSs, representing in the aggregate approximately 0.5%of our then outstanding share capital. These numbers are not representative of the number of beneficial holders of our ordinary shares.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiaries, are party, and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

B. Significant Changes

See “Note 22:-  Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2014.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts were calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. As of December 31, 2014, we had 21,316,577 ordinary shares outstanding as of (which excludes 446,827 ordinary shares held in treasury) ordinary shares outstanding. See “Item 10—Additional Information—Memorandum and Articles of Association” for a detailed description of the rights attaching to the shares.

We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

	NIS		U.S.$
	Price Per Ordinary Share (1)		Price Per Ordinary Share (1)
	High	Low	High	Low
Annual:
2014	11.140	4.495	3.198	1.175
2013	15.600	6.217	4.453	1.725
2012	12.400	7.325	3.225	1.800
2011	23.000	9.125	6.350	2.450
2010	19.000	11.800	5.225	3.100

Quarterly:
Fourth Quarter 2014	9.350	4.495	2.341	1.175
Third Quarter 2014	7.068	6.023	1.985	1.634
Second Quarter 2014	10.480	6.018	3.018	1.749
First Quarter 2014	11.140	8.683	3.198	2.482
Fourth Quarter 2013	15.600	9.700	4.453	2.789
Third Quarter 2013	8.571	6.217	2.423	1.725
Second Quarter 2013	8.450	6.752	2.336	1.859
First Quarter 2013	10.825	8.000	2.900	2.198

Most Recent Six Months:
March 2015 (through March 23, 2015)	10.099	8.267	2.735	2.059
February 2015	8.499	6.493	2.161	1.650
January 2015	7.728	6.310	1.953	1.582
December 2014	9.350	6.770	2.341	1.721
November 2014	8.800	4.495	2.296	1.175
October 2014	6.042	5.350	1.645	1.425
September 2014	7.068	6.023	1.958	1.634

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 23, 2015, the last reported sales price of our ordinary shares on the TASE was NIS 10.099 per share, or $2.735 per share. On March 23, 2015, the exchange rate of the NIS to the dollar was $1.00 = NIS 4.018 as reported by the Bank of Israel.

For information with respect to our warrants, see “Item 5. Operating and Financial Review and Prospects—Warrants”.

ADSs

On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE MKT under the symbol “CANF.” As of December 31, 2014, we had 4,629,617 ADSs outstanding. One ADS represents two ordinary shares. See “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares” for a description of the rights attaching to the ADSs.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTC and Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS (1)
	High	Low
Annual:
2014	6.50	2.41
2013	8.60	3.30
2012 (from October 2, 2012)	5.50	4.74

Quarterly:
Fourth Quarter 2014	4.80	2.41
Third Quarter 2014	4.21	3.21
Second Quarter 2014	6.10	3.49
First Quarter 2014	6.50	4.85
Fourth Quarter 2013	8.60	5.54
Third Quarter 2013	5.03	3.30
Second Quarter 2013	5.15	3.87
First Quarter 2013	5.10	4.50

Most Recent Six Months:
March 2015 (through March 23, 2015)	5.35	4.25
February 2015	4.67	3.18
January 2015	3.85	3.00
December 2014	4.62	3.35
November 2014	4.80	2.41
October 2014	3.28	2.78
September 2014	4.00	3.21

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 23, 2015, the last reported sales price of our ADSs on the NYSE MKT was $5.35 per share.

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

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties;

●	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;

●	authorizing the chairman of the board of directors or his relative to act as our chief executive officer or act with such authority; or authorize our chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

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

The transactions were consummated pursuant to a series of agreements that we executed on November 21, 2011 with OphthaliX to spin-off our activity in the ophthalmology field to OphthaliX, or the Spin-Off Agreements. Prior to entering into the Spin-Off Agreements, we obtained a pre-ruling from the Israeli Tax Authority which prohibits us from selling more than 10% of the OphthaliX common stock that we hold until at least November 21, 2013. If we sell any of such shares prior to such date, we will be subject to a significant tax by the Israeli Tax Authority. As of December 31, 2014, we did not sell any of such shares.

Spin-Off Agreements

Pursuant to the Spin-Off Agreements, we formed Eye-Fite as a wholly-owned subsidiary of ours and transferred to all of the issued and outstanding share capital of Eye-Fite to OphthaliX, such that Eye-Fite became a wholly-owned subsidiary of OphthaliX. In consideration for the transfer of Eye-Fite, OphthaliX issued us 8,000,000 shares of OphthaliX common stock, which represented 86.7% of the issued and outstanding share capital of OphthaliX. In addition to the 8,000,000 shares of OphthaliX common stock that were issued to us in consideration for the transfer of Eye-Fite, we also acquired (i) 466,139 shares of OphthaliX common stock that were issued to us in exchange for 714,922 of our ordinary shares, which reflected a price of $5.148 per share of OphthaliX common stock, and (ii) 97,113 shares of OphthaliX common stock that were issued to us as consideration for our investment of $500,000 in OphthaliX, also at a price of $5.148 per share of OphthaliX common stock. We were also granted 1,267,316 warrants exercisable for 281,626 shares of OphthaliX common stock. Such warrants have an exercise price of US$7.74 per share and expire on November 20, 2016. As of March 23, 2015, none of the warrants had been exercised.

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

For additional information with respect to the Spin-Off Agreements, see “—OphthaliX Agreements—Service Agreement” and “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements—Eye-Fite Agreement”.

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

In February 2013, we sent a formal letter to OphthaliX, which has been updated periodically (most recently in March 2015), agreeing to defer payments owed to us under the Services Agreement beginning on January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of fundraising by OphthaliX sufficient to cover such deferred payments. As of December 31, 2014, the deferred payments to Can-Fite totaled approximately $2,457,000. In addition, in March 2015, we issued a financial support letter pursuant to which we committed to cover any shortfall in OphthaliX’s costs and expenses of the operations which are in excess of its available cash to finance its operations, including cash generated from any future sale of Can-Fite shares held by OphthaliX. Both letters remain in effect for a period of at least 14 months from March 2015 and any related balance bears interest at a rate of 3% per annum.

License Agreement

See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements—Eye-Fite Agreement”.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares and ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We believe that we may be a PFIC during 2014 although we have not determined whether we will be a PFIC in 2015, or in any subsequent year,our operating results for any such years may cause us to be a PFIC.For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions.  We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those shares or ADSs. If we were to pay dividends, we expect to pay such dividends in NIS with respect to the shares and in U.S. dollars with respect to ADSs. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

We believe that we may be a PFIC during 2014 although we have not determined whether we will be a PFIC in 2015, or in any subsequent year,our operating results for any such years may cause us to be a PFIC.

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

Default PFIC Rules.  A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for the shares or ADSs), and (ii) any gain realized on the sale or other disposition of such shares or ADSs. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for such shares or ADSs;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

	●	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	●	As necessary

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Registered Direct Offering

The effective date of the registration statement, File No. 333-199033, on Form F-3 was October 21, 2014. In an at-the-market registered direct offering that closed on December 8, 2014, we sold an aggregate of 1,797,753 ADSs at $4.45 per share for aggregate gross proceeds of $8,000,000. In addition, the investors received unregistered warrants to purchase 898,877 ADSs. The warrants may be exercised at any time for a period of five years from issuance and have an exercise price of $4.45 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

H.C. Wainwright & Co., LLC acted as placement agent and Roth Capital Partners LLC acted as a financial advisor in connection with the offering.

The total expenses of the offering, including placement agent fees were approximately $0.8 million. The net proceeds that we received from the offering were approximately $7.2 million.

From the closing until December 31, 2014, we have used existing cash and the net proceeds from the offering, in the amount of approximately $0.6 million for working capital and other general corporate purposes. The balance is held in cash and cash equivalents.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, except as employee/consultant compensation and general and administrative expenses.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2014. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2014 were effective.

Management's annual report on internal control over financial reporting

Our management, including our CEO, and our CFO, are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2014

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2013	2014
Services Rendered	(in thousands of NIS)
Audit (1)	370	370
Audit related services	-	29
Tax	-	-
All Other fees	-	-
Total	370	399

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16G. Corporate Governance

We are a foreign private issuer whose ordinary shares are listed on the NYSE MKT. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NYSE MKT rules, including the NYSE MKT corporate governance requirements. The NYSE MKT rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NYSE MKT applicable to domestic U.S. listed companies:

●	The NYSE MKT rules recommend that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of our shareholders meeting and our adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a shareholders meeting are the presence of at least two shareholders who represent at least 25%of the outstanding shares of the issuer’s common voting stock, and in the event of an adjourned meeting, the presence of a minimum of two shareholders present in person.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE MKT rules relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www.canfite.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE MKT rules relating to shareholder approval required prior to the issuance of securities (i) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by any of controlling shareholders, our directors or the Chief Executive Officer and (ii) in connection with a transaction, other than a public offering, involving the issuance or potential issuance by the Company of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance, in any consecutive 12 months period. We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated statements of financial position of Can-Fite Biopharma Ltd. and its subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2015	A Member of Ernst & Young Global

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2014	2014	2013
	Note	USD	NIS
		Note 2.c.2
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		9,280	36,091	20,767
Accounts receivable and prepaid expenses	6	879	3,417	2,161

Total current assets		10,159	39,508	22,928

NON-CURRENT ASSETS:
Lease deposit		7	26	34
Property, plant and equipment, net	7	34	133	143

Total long-term assets		41	159	177

Total assets		10,200	39,667	23,105

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2014	2014	2013
	Note	USD	NIS
		Note 2.c.2
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	8	264	1,024	2,056
Other accounts payable	9	1,221	4,750	5,276
Warrants exercisable into shares (Series 7)	14	-	-	119

Total current liabilities		1,485	5,774	7,451

NON-CURRENT LIABILITIES:
Warrants exercisable into shares	14	1,792	6,969	-
Severance pay, net	11	58	224	129

Total Long-term liabilities		1,850	7,193	129

CONTIGENT LIABILITIES AND COMMITMENTS	12

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	13
Share capital		1,399	5,441	4,037
Share premium		77,600	301,787	267,946
Capital reserve from share-based payment transactions		4,411	17,153	15,761
Warrants exercisable into shares (Series 9-12)		2,481	9,652	9,652
Treasury shares, at cost		(933)	(3,628)	(3,628)
Accumulated other comprehensive loss		(261)	(1,015)	(151)
Accumulated deficit		(78,207)	(304,150)	(280,391)

Total equity attributable to equity holders of the company		6,490	25,240	13,226

Non-controlling interests		375	1,460	2,299

Total shareholders' equity		6,865	26,700	15 525

Total liabilities and shareholders' equity		10,200	39,667	23,105

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2014	2014	2013	2012
	Note	USD	NIS
		Note 2.c.2

Research and development expenses	15	4,165	16,200	15,390	13,160
General and administrative expenses	16	2,976	11,573	15,922	9,272

Operating loss		7,141	27,773	31,312	22,432

Financial expenses	17	316	1,228	892	59
Financial income	17	(1,157)	(4,500)	(1,401)	(573)

Loss before taxes on income		6,300	24,501	30,803	21,918
Taxes on income	19	6	23	9	11

Net loss		6,306	24,524	30,812	21,929

Other comprehensive loss (income):

Adjustments arising from translating financial statements of foreign operations		241	939	206	(7)
Remeasurement loss (gain) from defined benefit plans		24	94	49	(42)

Total other comprehensive loss (income)		265	1,033	255	(49)

Total comprehensive loss		6,571	25,557	31,067	21,880

Net loss Attributable to:
Equity holders of the Company		6,109	23,759	29,049	20,862
Non-controlling interests		197	765	1,763	1,067

		6,306	24,524	30,812	21,929

Total comprehensive loss attributable to:
Equity holders of the Company		6,331	24,623	29,267	20,811
Non-controlling interests		240	934	1,800	1,069

		6,571	25,557	31,067	21,880

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	18	0.35	1.35	2.12	2.08

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity (deficiency)
	NIS

Balance as of January 1, 2012	2,606	229,299	14,670	-	(5,805)	16	(230,480)	10,306	2,221	12,527

Net loss	-	-	-	-	-		(20,862)	(20,862)	(1,067)	(21,929)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	9	-	9	(2)	7
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	42	-	42	-	42

Total comprehensive loss	-	-	-	-	-	51	(20,862)	(20,811)	(1,069)	(21,880)

Exercise of unlisted share options	5	171	-	-	-	-	-	176	-	176
Exercise of warrants (Series 5)	1	75	-	-	-	-	-	76	-	76
Issuance of share capital and warrants (Series 9 net of issue expenses of NIS 491 thousand)	122	4,209	-	669	-		-	5,000	-	5,000
Share-based payments	-	-	609	-	-	-	-	609	847	1,456

Balance as of December 31, 2012	2,734	233,754	15,279	669	(5,805)	67	(251,342)	(4,644)	1,999	(2,645)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity
	NIS

Balance as of January 1, 2013	2,734	233,754	15,279	669	(5,805)	67	(251,342)	(4,644)	1,999	(2,645)

Net loss	-	-	-	-	-	-	(29,049)	(29,049)	(1,763)	(30,812)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(169)	-	(169)	(37)	(206)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(49)	-	(49)	-	(49)

Total comprehensive loss	-	-	-	-	-	(218)	(29,049)	(29,267)	(1,800)	(31,067)

Exercise of unlisted share options	87	-	-	-	-	-	-	87	-	87
Exercise of warrants (Series 8, Series 10 and Series 11)	1	41	-	-	-	-	-	42	-	42
Issuance of share capital and warrants (Series 12) net of issue expenses of NIS 3,749 thousands	1,206	34,083	283	2,739	-	-	-	38,311	-	38,311
Reclassification of warrants (Series 10 and Series 11)	-	-	-	6,244	-	-	-	6,244	-	6,244
Sale of treasury shares	-	(277)	-	-	2,177	-	-	1,900	(61)	1,839
Share-based payments	9	345	199	-	-	-	-	553	2,161	2,714

Balance as of December 31, 2013	4,037	267,946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital		Share premium		Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity
	NIS

Balance as of January 1, 2014	4,037		267,946		15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

Net loss	-		-		-	-	-	-	(23,759)	(23,759)	(765)	(24,524)
Adjustments arising from translating financial statements of foreign operations	-		-		-	-	-	(770)	-	(770)	(169)	(939)
Remeasurement gain (loss) from defined benefit plans	-		-		-	-	-	(94)	-	(94)	-	(94)

Total comprehensive loss	-		-		-	-	-	(864)	(23,759)	(24,623)	(934)	(25,557)

Issuance of share capital and warrants, net of issue expenses of NIS 3,845	1,390		33,522		994	-	-	-	-	35,906	-	35,906
Share-based payments	14		319		398	-	-	-	-	731	95	826
Exercise of unlisted share options	*	)	*	)	-	-	-	-	-	-	-	-

Balance as of December 31, 2014	5,441		301,787		17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital		Share Premium		Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity
	USD (Note 2.c.2)

Balance as of January 1, 2014	$1,038		$68,898		$4,053	$2,481	$(933)	$(39)	$(72,098)	$3,400	$590	$3,990

Net loss	-		-		-	-	-	-	(6,109)	(6,109)	(197)	(6,306)
Adjustments arising from translating financial statements of foreign operations	-		-		-	-	-	(198)	-	(198)	(43)	(241)
Remeasurement gain (loss) from defined benefit plans	-		-		-	-	-	(24)	-	(24)	-	(24)

Total comprehensive loss	-		-		-	-	-	(222)	(6,109)	(6,331)	(240)	(6,571)

Exercise of unlisted share options	*	)	*	)	-	-	-	-	-	-	-	-
Issuance of share capital and warrants, net of issue expenses of USD 989 thousands	357		8,620		256	-	-	-	-	9,233	-	9,233
Share-based payments	4		82		102	-	-	-	-	188	25	213

Balance as of December 31, 2014	$1,399		$77,600		$4,411	$2,481	$(933)	$(261)	$(78,207)	$6,490	$375	$6,865

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2014	2014	2013	2012
	USD	NIS
	Note 2.c.2
Cash flows from operating activities:

Net loss	(6,306)	(24,524)	(30,812)	(21,929)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	12	47	58	86
Share-based payment	213	826	2,714	1,456
Issuance expenses related to warrants exercisable into shares	301	1,170	651	32
Gain from sale of property, plant and equipment	-	-	(6)	(42)
Increase (decrease) in severance pay, net	* )	1	12	(80)
Changes in fair value of warrants exercisable into shares	(794)	(3,089)	(1,309)	(429)
Exchange differences on balances of cash and cash equivalents	201	782	(559)	(217)

	(67)	(263)	1,561	806
Working capital adjustments:

Decrease (increase) in accounts receivable, prepaid expenses and lease deposit	(304)	(1,181)	(555)	2,088
Increase (decrease) in trade payable	(275)	(1,069)	(766)	891
Increase (decrease) in other accounts payable	(385)	(1,495)	516	1,900

	(964)	(3,745)	(805)	4,879

Net cash used in operating activities	(7,337)	(28,532)	(30,056)	(16,244)

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2014	2014	2013	2012
	USD	NIS
	Note 2.c.2
Cash flows from investing activities:

Purchase of property, plant and equipment	(10)	(37)	(43)	(17)
Proceeds from sale of property, plant and equipment	-	-	7	92

Net cash provided by (used in) investing activities	(10)	(37)	(36)	75

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	11,488	44,675	44,054	5,349
Exercise of unlisted share options	**)	*)	87	176
Exercise of share warrants (Series 5, 8, 10 and 11)	-	-	42	76
Sale of treasury shares	-	-	1,839	-

Net cash provided by financing activities	11,488	44,675	46,022	5,601

Exchange differences on balances of cash and cash equivalents	(201)	(782)	559	224

Increase (decrease) in cash and cash equivalents	3,940	15,324	16,489	(10,344)
Cash and cash equivalents at the beginning of the year	5,340	20,767	4,278	14,622

Cash and cash equivalents at the end of the year	9,280	36,091	20,767	4,278

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	2	9	-	11

Cash received during the year for interest	11	42	31	50

*)	Represent an amount lower than NIS 1.
**)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. was incorporated and started to operate in September 1994 as a private Israeli company. The Company is engaged in the development of drugs and medical diagnosis tools and is in the development stage of its products and has no sales yet (except exclusive license agreements, see Note 12). On October 6, 2005, the Company conducted an initial offering of securities to the public in Israel pursuant to a prospectus which it had published (TASE: CFBI).

On October 4, 2012, the Company announced the beginning of Level 1 OTC trading of its American Depository Shares (“ADSs”) in the U.S. On September 12, 2013, the Company started to trade in level 2 ADSs in the OTC US. On November 19, 2013 the Company’s level 2 ADSs began trading on the NYSE MKT under the symbol CANF.

b.	During 2006, the Company founded a subsidiary in the UK under the name of Ultratrend Limited whose main purpose is to focus on coordinating the logistics for the multi-national PHASE IIb clinical studies. As of the reporting date, Ultratrend Limited has not commenced its operations.

c.	The Company has a U.S. based subsidiary, OphthaliX Inc., owned 82% by the Company, which is developing the CF101 drug for treatment of ophthalmic indications. The license to develop this drug was transferred from the Company to OphthaliX Inc. in the context of the ophthalmic activity spinoff transaction, see Note 5 below. OphthaliX Inc. is traded over the counter in the U.S. (OTCQB: OPLI).

d.	During the year ended December 31, 2014, the Company incurred losses of NIS 24,524 thousand and it has negative cash flows from operating activities in the amount of NIS 28,532 thousand as well as accumulated losses from previous years. The Company has not yet generated any material revenues from the sale of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry. In March, 2014 and December, 2014, the Company raised a net total of NIS 15,772 thousand (approximately $4,545 thousand) and NIS 28,903 thousand (approximately $7,237 thousand) respectively, see Note 13d). Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as improving the Company's flexibility in the patient recruitment rate of its clinical trials and/or the sale of assets.

In February 2013, as updated in March 2015, the Company issued a formal letter to OphthaliX, pursuant to which it agrees that OphthaliX will defer payments to Company under the services agreement from January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of a fundraising by OphthaliX that will allow such payment. In addition, in March 2015 the Company issued a financial support letter, pursuant to which it is committed to cover any shortfall in the costs and expenses of operations of OphthaliX which are in excess of the OphthaliX's available cash to finance its operations, including cash generated from any future sale of the Can-Fite shares. Both letters are for a period of at least 14 months from March 2015 and any related balance bears interest at a rate of 3% per annum.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The Company's management and board of directors are of the opinion that these financial resources will be used for operating activities for at least twelve months. There are no assurances that the Company will have an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of the development programs.

e.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below).

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

OphthaliX	-	OphthaliX Inc.

Eye-Fite	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary).

Related parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel

USD	-	U.S. dollar.

	€-	European Union Euro

CDN$	-	Canadian dollar

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company's financial statements have been prepared on a cost basis, except for financial assets and liabilities (including warrants) which are presented at fair value through statement of comprehensive loss.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies. The matters which required the exercise of significant judgment and the use of estimates, which have a material effect on amounts recognized in the financial statements, are specified in Note 3.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

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

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive loss of the subsidiaries and their share of the net assets. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

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

Comprehensive loss items are translated at average exchange rates for all the relevant periods. All resulting translation differences are recognized as a separate component of other comprehensive loss in equity under “adjustments arising from translating financial statements”.

2.	Convenience translation:

For the convenience of the reader, the reported NIS amounts as of December 31, 2014 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2014 (U.S. $1 = NIS 3.889). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in statement of comprehensive loss. Non-monetary assets and liabilities measured at cost in foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

4.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, are recognized in statement of comprehensive loss.

d.	Cash equivalents

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the investment date.

e.	Account receivables and prepaid expenses

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trials drug-kits which expense based on a percentage of completion method of the related clinical trials.

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

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimates. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of comprehensive loss when the asset is derecognized.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development expenditures

Research expenditures are recognized in the statement of comprehensive loss when incurred.

h.	Impairment of non-financial assets

The Group evaluates the need to record an impairment of the carrying amount of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. As of December 31, 2014 and 2013, no impairment losses have been identified.

i.	Financial instruments

1.	Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as either financial liabilities at fair value through statement of comprehensive loss.

The Group determines the classification of the liability on the date of initial recognition. All liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities at fair value through statement of comprehensive loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through statement of comprehensive loss.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Issue of a unit of securities

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

When an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in statement of comprehensive loss. If the exchange or modification is not substantial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized on the exchange.

j.	Treasury shares

Company shares held by OphthaliX are recognized at cost and deducted from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

k.	Provisions

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

No provisions pursuant to IAS 37 have been identified.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

Actuarial gains and losses are recognized in other comprehensive loss.

As for effects of the change in the type of bonds used in determining the discount rate, see Note 1 q below.

m.	Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions and certain employee and other service providers are entitled to remuneration in the form of share-based payment transactions that are measured based on the increase in the Company's share price.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Binomial option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted using Black-Scholes-Merton option pricing model.

The cost of equity-settled transactions is recognized in statement of comprehensive loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in statement of comprehensive loss represents the change between the cumulative expense recognized at the end of the reporting period and the cumulative expense recognized at the end of the previous reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

n.	Taxes on income

As it is not likely that taxable income will be generated in the foreseeable future, deferred tax assets due to accumulated losses is not recognized in the Group's financial statements.

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

p.	Reclassification:

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Changes in estimates:

In November 2014, the staff of the Israel Securities Authority issued Accounting Position Paper No. 21-1 regarding the existence in Israel of a deep market in high quality corporate bonds (the “Position Paper”) for the purpose of determining, in accordance with IAS 19, the discount rate to be used for defined benefit obligations and other long-term benefits in the Israeli currency. According to the Position Paper, the transition from the use of yields based on Government bonds (2.34%) to market yields based on high quality corporate bonds linked to the Consumer Price Index (3.11%) should be accounted for prospectively as a change in accounting estimate.

The effects of the change in the above mentioned discount rate are immaterial.

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

Post-employment benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. The carrying amount of the liability may be significantly affected by changes in such estimates.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 9-Financial Instruments:

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

The adoption of IFRS 9 will have no material effect on the Company’s financial assets on the financial statements.

NOTE 5:-	OPHTHALIX SPIN OFF

a.	Purchase agreement

On November 21, 2011, the Company consummated the acquisition of 82% of the issued and outstanding share capital of OphthaliX Inc.

The spin-off was consummated pursuant to an agreement dated June 5, 2011 (the “Spin-Off Agreement”) to spin-off the Company's activity in the ophthalmology field to OphthaliX and, based on its conditions, the following agreements were signed:

1.         The Spin-Off Agreement

According to the Spin-Off Agreement, the Company transferred to OphthaliX 100% of the issued and outstanding capital of Eye-Fite, the Company's former wholly-owned subsidiary, such that Eye-Fite became the wholly-owned subsidiary of OphthaliX in exchange for 8,000,000 shares of OphthaliX common stock, representing 86.7% of OphthaliX’s issued and outstanding capital. In addition, the Company received 466,139 shares of OphthaliX common stock in exchange for 714,922 ordinary shares of the Company pursuant to the terms of a material private placement that the Company effected on November 21, 2011 at a price of $5.148 per share, which reflected a value for OphthaliX of approximately $50 million before the transfer of the Company’s ordinary shares, described above, and before the material private placement fundraising for OphthaliX (the key elements of which are described below). The Company purchased 97,113 shares of OphthaliX common stock in the same private placement at the same price per share, or a purchase price of $5.148 per share.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	OPHTHALIX SPIN OFF (Cont.)

The transaction was accounted for in the consolidated financial statements of Can-Fite as a continuation of the financial statements of Eye-Fite, together with a deemed issuance of shares to the pre-acquisition shareholders of Ophthalix. The deemed issuance of shares was in consideration for the listing of Eye-Fite in the U.S, and therefore it is in effect a share-based payment transaction.

The share-based payment transaction was accounted for in accordance with IFRS 2 “Share based payment”. Consequently, the financial statements include a charge of NIS 11,060 thousand that represents the value of OphthaliX shares before the transaction. Additional issuance expenses in an amount of NIS 436 thousand were recorded in the consolidated statements of comprehensive loss report.

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

In addition to the Eye-Fite License Agreement, the Company, OphthaliX and Eye-Fite entered into a services agreement (the “Services Agreement”) pursuant to which the Company provides management services with respect to all pre-clinical and clinical research studies, production and supply of the compounds related to the Eye-Fite License Agreement and payment for consultants that are listed in the agreement for their involvement in the clinical trials and in all the activities leading up to, and including, the commercialization of CF101 for ophthalmic indications.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	OPHTHALIX SPIN OFF (Cont.)

As consideration for the rendering of services, as above, the Company will be paid only for its costs and expenses incurred in rendering the services plus 15%, as well as reimbursed for the expenses actually charged for the maintenance of patents underlying the license to Eye-Fite.

In February 2013, the Company sent a formal letter to OphthaliX, which has been updated periodically (most recently in March 2015), agreeing to defer payments owed to the Company under the Services Agreement beginning on January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of fundraising by OphthaliX sufficient to cover such deferred payments. The letter remains in effect for a period of at least 14 months from March 2015 and any related balance bears interest at a rate of 3% per annum.

Further, the Company will be entitled to an additional payment of 2.5% of any revenues received by the Group for the rights to use the transferred know-how (the “Additional Payment”).

The Company is entitled during a 5-year period from the date of the approval of the Services Agreement, to convert its right to the Additional Payment into 480,023 shares of OphthaliX (representing about 5% of OphthaliX shares on a fully diluted basis as of the date of closing the spin-off agreement) in consideration for the exercise price set forth in the services agreement. The Services Agreement shall remain in force for an unlimited period of time.

4.	Pre-ruling from the Income Tax

The Company received a pre-ruling decision from the Israeli Income Tax Authority which confirms (1) that the grant of the license to Eye-Fite is not liable for tax pursuant to the provisions of section 104a to the Income Tax Ordinance (New Version), 1961 (“the Ordinance”); (2) that OphthaliX is considered the receiving company pursuant to section 103c(7)(b) to the Ordinance; (3) that the sale of Eye-Fite shares to OphthaliX as consideration for OphthaliX shares does not create liability for tax pursuant to the provisions of section 103t to the Ordinance (“Change in Structure”); and (4) the date for the Change in Structure was determined. According to the tax pre-ruling, the date of Change in Structure shall also be the date of exchange of shares with respect to the spin-off and notification to the tax assessor. The Company and Eye-Fite presented to the tax assessor and the merger and spin-off department of the tax assessor the forms required by the Ordinance and the regulations thereunder. The tax pre-ruling further provides that the grant of a license to Eye-Fite as consideration for the issuance of Eye-Fite shares to the Company does not create liability for tax pursuant to the provisions of section 104a to the Ordinance.

NOTE 6:-	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013
	NIS in thousands

Government authorities	272	201
Prepaid expenses and others	3,145	1,960

	3,417	2,161

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2014:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2014	880	1,052	646	2,578
Purchases during the year	3	34	-	37

Balance at December 31, 2014	883	1,086	646	2,615

Accumulated depreciation:

Balance at January 1, 2014	844	959	632	2,435
Depreciation during the year	7	38	2	47

Balance at December 31, 2014	851	997	634	2,482

Depreciated cost at December 31, 2014	32	89	12	133

Balance as of December 31, 2013:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2013	930	1,026	646	2,602
Purchases during the year	17	26	-	43
Disposals during the year	(67)	-	-	(67)

Balance at December 31, 2013	880	1,052	646	2,578

Accumulated depreciation:

Balance at January 1, 2013	902	909	632	2,443
Depreciation during the year	8	50	-	58
Disposals during the year	(66)	-	-	(66)

Balance at December 31, 2013	844	959	632	2,435

Depreciated cost at December 31, 2013	36	93	14	143

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	TRADE PAYABLES

	December 31,
	2014	2013
	NIS in thousands

Trade Payables	995	1,782
Checks payable	29	274

	1,024	2,056

NOTE 9:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2014	2013
	NIS in thousands

Employees and payroll accruals	969	954
Accrued expenses	3,781	4,322

	4,750	5,276

NOTE 10:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2014	2013
	NIS in thousands
Financial assets:
Account receivables	272	201

Financial liabilities:
Trade payable	1,024	2,056
Other account payable	4,750	5,276
Warrants exercisable into shares	6,969	119

	12,743	7,451

b.	Financial risks factors

The Group's activities expose it to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance.

The Company's management identifies and manages financial risks.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Foreign exchange risk

The Group is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the U.S. dollar. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Group acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the dollar.

d.	Fair value

The carrying amount of cash and cash equivalents, accounts receivable, trade payables and other accounts payable approximate their fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 -	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 -	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The company’s warrants exercisable into shares are classified as level 3 in the fair value hierarchy.

e.	Linkage terms of financial instruments

	December 31, 2014
	In or linked to dollar	In or linked to Euro	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	31,412	1,613	3,066	36,091
Accounts receivable	-	-	272	272

	31,412	1,613	3,338	36,363
Liabilities:

Trade payables	767	24	233	1,024
Other accounts payable	2,509	426	1,815	4,750
Warrants exercisable into shares	6,969	-	-	6,969

	10,245	450	2,048	12,743

Financial instruments, net	21,167	1,163	1,290	23,620

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2013
	In or linked to dollar	In or linked to Euro	Linked to Israeli CPI	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	9,609	1,052	-	10,106	20,767
Accounts receivable	-	-	-	201	201

	9,609	1,052	-	10,307	20,968
Liabilities:

Trade payables	1,568	43	-	445	2,056
Other accounts payable	2,339	1,425	-	1,512	5,276
Warrants exercisable into shares (Series 7)	-	-	119	-	119

	3,907	1,468	119	1,957	7,451

Financial instruments, net	5,702	(416)	(119)	8,350	13,517

e.	Sensitivity tests relating to changes in market factors

	December 31,
	2014	2013
	NIS in thousands
Sensitivity test to changes in the U.S. dollar exchange rate:

Gain (loss) from the change on financial instruments:
Increase of 10% in exchange rate	2,117	570
Decrease of 10% in exchange rate	(2,117)	(570)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 10% in market price	(1,213)	(12)
Decrease of 10% in market price	1,155	12

*	According to binomial model 10% increase in the market price of listed securities will increase the price of warrants exercisable into shares by approximately 17% and 10% decrease in the market price of listed securities will decrease the price of warrants exercisable into shares by approximately 17%.

Sensitivity tests and the main work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

The Group has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the statement of comprehensive loss in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all the other variables are constant.

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

In accordance with the above mentioned, since 2009, the Group does not contribute to defined contribution plans, but only to defined benefit plans.

The post-employment employee benefits are financed by contributions classified as a defined benefit plan as follows:

A defined benefit plan:

The Company accounts for the part of the compensation payments as a defined benefit plan for which an employee benefits liability is recognized and for which the Company deposits amounts in qualifying insurance policies.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

a.	Expenses recognized in statement of comprehensive loss:

	Year ended December 31,
	2014	2013	2012
	NIS in thousands

Current service cost	134	146	149
Interest cost on benefit obligation	39	32	36
Expected return on plan assets	(37)	(33)	(29)

Total employee benefit expenses	136	145	156

Actual return on plan assets	23	77	98

b.	The plan liabilities, net:

	December 31,
	2014	2013
	NIS in thousands

Defined benefit obligation	(1,238)	(1,120)
Fair value of plan assets	1,014	991

Total liabilities, net	(224)	(129)

c.	Changes in the present value of defined benefit obligation:

	2014	2013
	NIS in thousands

Balance at beginning of year	(1,120)	(849)
Recognized in statement of comprehensive loss:
Interest cost	(39)	(32)
Current service cost	(134)	(146)
Recognized in other comprehensive loss:
Net actuarial loss	(80)	(93)
Other:
Benefits paid	135	-

Balance at end of year	(1,238)	(1,120)

d.	Plan assets:

1)	Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

2)	The movement in the fair value of the plan assets:

	2014	2013
	NIS in thousands

Balance at beginning of year	991	781
Recognized in statement of comprehensive loss:
Expected return	37	33
Recognized in other comprehensive loss:
Net actuarial loss	(14)	44
Other:
Contributions by employer	135	133
Withdrawals from the plan	(135)	-

Balance at end of year	1,014	991

e.	The principal assumptions underlying the defined benefit plan:

	December 31,
	2014	2013
	%

Discount rate of the plan liability	3.11	3.73

Expected rate of return on plan assets	3.52	4.20

Future salary increases	3.50	3.50

f.	Sensitivity tests to significant changes of:

		Increase (decrease) of the plan liabilities, net
		December 31, 2014
		Increase in	Decrease in
	Rate of change	Rate of change	Rate of change
	%	NIS in thousands
Salary	1	101	(61)
Interest	0.5	(33)	44
Israeli CPI	0.5	(4)	5
Employees turnover	20	(1)	2

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement signed on January 29, 2003 with the U.S. National Institute of Health (“NIH”) (through the US Public Health Service, “PHS”) (the “PHS Agreement”), the Company is committed to pay royalties as follows:

a)	A minimum annual payment of $50 thousand, which is non-refundable.

b)	4%-5.5% of the Company's total net revenues from sales of licensed products or from conducting tests, as defined in the PHS Agreement, on a consolidated basis, out of which 1.75%-2.75% may be offset against royalties that the Company is required to pay another third party. As of December 31, 2014, no accrual or payment has been made hereunder.

c)	Royalties in a total of up to $700 thousand per indication, subject to meeting certain drug development milestones as defined in the PHS Agreement as follows: (i) $25 thousand upon first Phase I initiation per indication; (ii) $75 thousand upon first Phase II initiation per indication; (iii) $100 thousand upon first Phase III initiation per indication; and (iv) $500 thousand upon approval by the FDA or any other regulatory authority. As of December 31, 2014, the Company accrued additional amount of NIS 1,653 thousand ($ 425 thousand).

d)	Additional payments totaling 20% of total payments received from any sub-licensee, out of which 2% may be offset against royalties that the Company is required to pay another third party. As of December 31, 2014, no accrual or payment has been made hereunder.

The agreement will remain in effect until the expiration of the last patent, unless it is terminated sooner by one of the parties, according to the PHS Agreement.

On February 4, 2013, a second revised agreement was signed for updating the milestone dates. These revised agreements have no effect on the original license terms.

2.	According to the patent license agreement signed on November 2, 2009 with the Leiden University in the Netherlands, which is affiliated with the NIH, the Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25 thousand;
b)	Annual royalties of € 10 thousand until the clinical trials commence;
c)	2%-3% of net sales (as defined in the agreement) received by the Company;
d)	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.
e)	If the agreement is sublicensed to another company, the Company will provide the Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31, 2014, no accrual is recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	On September 22, 2006, the Company signed an exclusive license agreement regarding inflammatory indicators, including rheumatoid arthritis indicators (excluding eye disease indicators) with a public Japanese company, Seikagaku Corporation (the “Japanese Corporation”), for the use, development and marketing of the Company's CF101 drug in Japan only.

According to the agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $ 3 million (gross) (NIS 12,909 thousand) paid immediately upon signing the agreement. This amount was included in the Company's revenues in its financial statements for 2006.

b)	An amount of $ 500 thousand (gross) on January 1 of each year starting from January 1, 2007, until the earlier of the date of filing an application for a new drug with the Japanese regulatory authorities and the beginning of the fifth year from the date of signing (until January 1, 2011).

c)	An amount equal to $12 million (gross) based on the Japanese Corporation's progress milestones in the development of the CF101 for treating rheumatoid arthritis in Japan as follows: (i) $1 million following the commencement of a Phase I clinical trial of the CF101 drug by the Japanese Corporation (such amount was received and included in the Company's revenues in the year ended December 31, 2008); (ii) $5 million upon marketing authorization in Japan for the first indication; (iii) $1.5 million upon commencement of a Phase II clinical trial of the CF101 drug by the Japanese Corporation for the first indication in Japan; (vi) $2.5 million upon submission of a new drug application to the appropriate regulatory authority in Japan for the first indication; and (v) $2 million if the Japanese Corporation does not employ Bridging Strategy (as defined in the agreement) upon commencement of a Phase III clinical trial by the Japanese corporation for the first indication.

d)	An aggregate amount of $ 2 million (gross) received in 2006 and 2007 ($ 1 million each year) based on milestones underlying the Company's Phase IIb clinical trial in rheumatoid arthritis indicators. These amounts were included in the Company's financial statements for said years under participation in research and development expenses, based on the milestones met by the Company according to the agreement.

e)	If the Japanese Corporation decides to develop CF101 for the treatment of indications other than rheumatoid arthritis, the Company will be entitled to at least an additional $1 million (gross) based on milestones met in the development of CF101 for such other indications as follow: (i) $3 million upon marketing authorization in Japan for the second indication; and (ii) $1 million upon the commencement of each Phase III clinical trial in Japan for each indication after the first indication.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

2.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 thousand that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 thousand upon the public announcement of the data from the Can-Fite Phase IIb clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 thousand upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 thousand upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 thousand upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 thousand upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of CF101 in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of December 31, 2014, the Company estimates that such contingent payments are remote.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	Lease commitments:

The Company leases motor vehicles through operating leases. The lease period ends in April 2017. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2014 are as follows:

NIS in thousands

2015	144
2016	59
2017	9
212

Lease expenses for the years ended December 31, 2012, 2013 and 2014 were approximately NIS 246, NIS 229 and NIS 185, respectively.

NOTE 13:-	EQUITY

a.	Composition of share capital:

	December 31, 2014		December 31, 2013
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares

Ordinary shares of NIS 0.25 par value each	40,000,000	21,763,404	40,000,000	16,149,554

b.	Issued and outstanding capital:

	Number of shares	NIS par value

Balance at December 31, 2012	10,935,196	2,733,799

Issuance of share capital	4,862,836	1,215,709
Exercise of warrants (Series 8, 10, 11)	2,940	735
Exercise of unlisted share options	348,582	87,146

Balance at December 31, 2013	16,149,554	4,037,389

Issuance of share capital	5,560,194	1,390,048
Issuance of shares - share based payment	52,000	13,000
Exercise of unlisted share options	1,656	414

Balance at December 31, 2014	21,763,404	5,440,851

c.	Ordinary shares and rights attached to shares:

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company's general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company's general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company's assets upon liquidation.

4.	Quoted on the Tel-Aviv Stock Exchange and New-York Stock Exchange.

d.	Issue of shares and warrants and changes in equity:

1.	On March 26, 2012, 23,333 warrants (Series 5) were exercised into 933 ordinary shares of the Company for a total consideration approximately NIS 76 thousand. The remaining 13,226,667 warrants (Series 5) which had not been exercised expired on March 31, 2012.

2.	On May 1, 2012, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company published on May 27, 2010. The securities were offered to the public in 4,000 units at a minimum price of NIS 1,431 per unit. Each unit comprised of 120 ordinary shares at NIS 0.477 per share, 2,000 warrants (Series 8) and 3,000 warrants (Series 9) (both series of warrants at no consideration). Every 25 warrants (Series 8) were exercisable into one ordinary share, NIS 0.25 par value per share, of the Company in consideration of NIS 13.75, linked to the Israeli CPI with the base index being the CPI of March 2012. The exercise period of the warrants was until May 1, 2013. In addition, every 25 warrants (Series 9) is exercisable into one ordinary share of the Company in consideration of NIS 21.25, unlinked. The exercise period of the warrants is until May 1, 2015.

Due to an oversubscription, 4,056 units were purchased at NIS 1,440 per unit for total proceeds of NIS 5,349 thousand (net of issue expenses of approximately NIS 491 thousand). The Series 8 warrants expired on December 31, 2013.

3.	On February 5, 2013, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company published on July 26, 2012. The securities were offered to the public in 6,927 units at a minimum unit price of NIS 3,144 per unit. Each unit comprised of 400 ordinary shares of the Company at NIS 7.86 per share, 5,000 warrants (Series 10) and 5,000 warrants (Series 11). Every 25 warrants (Series 10) are exercisable into one ordinary share of the Company for NIS 9.85 linked to the Israeli consumer price index, The warrants are exercisable until October 31, 2015. In addition every 25 warrants (Series 11) are exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 9.80, with the warrants being initially linked to the Israeli consumer price index for December 2012. The warrants are exercisable until April 30, 2016.

Due to an oversubscription, 7,477 units were purchased at a price of NIS 3,544 per unit for total proceeds of NIS 23,926 thousand (net of issuance expenses of approximately NIS 2,572 thousand). The issuance proceeds were received on February 5, 2013. The shares included in the units were listed for trading on February 5, 2013.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

As part of the February 5, 2013 financing, the Company's board of directors approved the grant to certain of the Company’s external advisors of 1,682,000 warrants (Series 10) exercisable into 67,280 ordinary shares of the Company for an exercise price of NIS 0.394 per warrant. The warrants (Series 10) are exercisable until October 31, 2015. The grant was considered as additional issuance expenses related to the financing round. A total amount of NIS 125 thousand was recorded as capital reserve from share based payment.

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

4.	During 2013 8,714,576 unlisted options were exercised into 348,582 ordinary shares of the Company for a total consideration of approximately NIS 87 thousand.

5.	On June 23, 2013, 6,000 warrants (Series 8) were exercised to purchase 240 ordinary shares, NIS 0.25 par value per share, of the Company for total consideration of approximately NIS 4 thousand.

6.	On November 17, 2013, 30,000 warrants (Series 8) were exercised to purchase 1,200 ordinary shares, NIS 0.25 par value per share, of the Company for total consideration of approximately NIS 23 thousand.

7.	On December 26, 2013, 25,000 warrants (Series 10) were exercised to purchase 1,000 ordinary shares, NIS 0.25 par value per share, of the Company for total consideration of approximately NIS 10 thousand.

8.	On December 26, 2013, 12,500 warrants (Series 11) were exercised to purchase 500 ordinary shares, NIS 0.25 par value per share, of the Company for total consideration of approximately NIS 5 thousand.

9.	On October 23, 2013, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company published on July 26, 2012. The securities were offered to the public in 3,600 units at the minimum unit price of NIS 5,000 thousand per unit. Each unit comprised of 500 ordinary shares at NIS 10 per share and 375 warrants (Series 12) for no additional consideration.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

On October 22, 2013, the Company's board of directors approved the grant to certain of the Company's external advisors of 91,875 warrants (Series 12) exercisable into 91,875 ordinary shares, NIS 0.25 par value per share, of the Company. The grant was included in the issuance expenses of the Company in connection with the financing round. The exercise price of the options is NIS 15.29 per option and the options are not linked to the Israeli Consumer Price Index. The warrants (Series 12) expire on October 22, 2016. A total amount of NIS 159 thousand was recorded as capital reserve from share based payment.

10.	On November 2013 the Company’s board of directors approved the private placement of 34,536 ordinary shares, NIS 0.25 par value per share, of the Company. Upon issuance, the proceeds of such private placement will be approximately $100 thousand, which represent a price of $2.90, or NIS 10.23, per ordinary share. Such price per share is equal to the closing price per share of the Company's ordinary shares on the TASE on November 3, 2013. The shares were listed for trading on the TASE on November 13, 2013.

11.	In March 2014, the Company completed a private placement with certain institutional and accredited investors, pursuant to which it sold an aggregate of 982,344 ADSs representing 1,964,688 ordinary shares and warrants to purchase an additional 491,172 ADSs representing 982,344 ordinary shares for an aggregate purchase price of NIS 17,567 thousand (the "March 2014 Financing"). The warrants may be exercised at any time after September 10, 2014 for a period of four years from the date of issuance and have an exercise price of $6.43 per ADS (equivalent to $3.215 per ordinary share) (subject to certain adjustments). The issuance costs in relation to the March 2014 financing were NIS 1,795 thousand. The Company also issued placement agent warrants to purchase 49,117 ADSs representing 98,234 ordinary shares exercisable at $6.43 per ADS (equivalent to $3.215 per ordinary share) (subject to certain adjustments) for a period of four years. The placement agent warrants may be exercised on a cashless basis at any time after September 10, 2014 and contain registration rights covering the resale of the ordinary shares. The fair value of the placement agents warrants at the grant date was NIS 381 thousand and considered as additional issuance costs.

In relation to the issuance of March 2014 Financing, the Company first allocated the proceeds to the warrant, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

The fair value of the warrants at the commitment date and December 31, 2014 were NIS 3,812 thousand and NIS 1,654 thousand, respectively with changes recorded as financial income in the Company's statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

12.	In December 2014, the Company completed an at-the-market registered direct offering with certain institutional investors, pursuant to which it sold an aggregate of 1,797,753 ADSs representing 3,595,506 ordinary shares. In addition, the Company issued to the investors unregistered warrants to purchase 898,877 ADSs representing 1,797,753 ordinary shares. The offering (the "December 2014 Financing") resulted in gross proceeds of NIS 31,923 thousand. The warrants may be exercised for a period of five years from the date of issuance and have an exercise price of $4.45 per ADS (equivalent to $2.225 per ordinary share) (subject to certain adjustments). The issuance costs in relation to the December 2014 financing were NIS 3,020 thousand. The Company also issued placement agent warrants to purchase 89,888 ADS representing 179,775 ordinary shares exercisable at $4.45 per ADS (equivalent to $2.225 per ordinary share) (subject to certain adjustments) per share for a period five years. The placement agent warrants may be exercised on a cashless basis at any time after December 8, 2014 and contain registration rights covering the resale of the ordinary shares underlying the placement agent warrants. The fair value of the placement agents warrants at the grant date was NIS 613 thousand and considered as additional issuance costs.

In relation to the issuance of December 2014 Financing, the Company first allocated the proceeds to the warrant, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

The fair value of the warrants at the commitment date and December 31, 2014 were NIS 6,127 thousand and NIS 5,315 thousand, respectively with changes in recorded as financial income in the Company's statement of comprehensive loss.

13.	During 2014, unlisted options were exercised into 1,656 ordinary shares of the Company for a total consideration of NIS 0.41 thousand.

e.	Warrants classified as liability:

As of December 31, 2013, the Company had 9,907,500 registered warrants (Series 7) that were exercisable into 396,300 ordinary shares of the Company, in every trading day except from the 12th to the 16th of each calendar month from their admission to trading through November 16, 2013 for the exercise price of NIS 20 per share, linked to the Israeli CPI form October 2011. Since the exercise price is linked to the Israeli CPI, these warrants were classified as a liability in the Company's statements of financial position, remeasured at fair value each with changes recorded as financial income (loss) in the Company's statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

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

On March 31, 2014, all warrants (Series 7) were expired. Accordingly, the Company recorded an amount of NIS 119 thousand as financial income in its statement of comprehensive loss.

As described at Note 13.d.11 and 12 above, in March and December 2014 the Company issued warrants to purchase 491,172 ADSs representing 982,334 ordinary shares and 898,877 ADSs representing 1,797,753 ordinary shares.

f.	Warrants classified as equity:

The Company has 12,168,000 registered warrants (Series 9) that are exercisable into 486,720 ordinary shares of the Company for the exercise price of NIS 21.25 per share. These warrants are exercisable until May 1, 2015.

The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants are exercisable until October 31, 2015.

The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable until April 30, 2016.

The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable until October 22, 2016.

As described at Note 13.d.11 and 12 above, in March and December 2014 the Company issued warrants to purchase 49,117 ADSs representing 98,324 ordinary shares and 89,888 ADSs representing 179,775 ordinary shares.

g.	Unlisted share options:

On November 28, 2013, the Board of Directors approved the adoption of the 2013 ESOP (the "2013 Plan"). Under the 2013 Plan, the Company may grant its officers, directors, employees and consultants, Stock options, of the Company. Each Stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

Upon the adoption of the 2013 ESOP the Company reserved for issuance 1,000,000 shares of Common Stock, NIS 0.25 par value each.

On May 28, 2014 the Company’s board of directors approved the extension by one year of options which are exercisable into 502,025 ordinary shares of the Company, originally granted to investor on October 2010, till October 21, 2015. As of May 28, 2014, the modification date, the Company has evaluated the incremental fair value to be NIS 331 which was recorded as immediately expense.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	EQUITY (Cont.)

h.	Treasury shares:

As of December 31, 2014, the Company's shares held by OphthaliX amounted to 446,827 ordinary shares.

	December 31,
	2014	2013
	%

Percentage of issued capital	2.05	2.77

NOTE 14:-SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2014	2013	2012
	NIS in thousand

Research and development expenses	27	92	144
General and administrative expenses	799	2,622	1,312

	826	2,714	1,456

b.	Share-based payment transactions granted by the Company:

1.	On February 28, 2013, OphthaliX's board of directors approved the appointment of Barak Singer as its Chief Executive Officer, effective March 1, 2013. The board of directors also approved an amendment, dated February 28, 2013, to the existing employment agreement and non-competition agreement, dated February 22, 2011, pursuant to which he was to serve as Chief Executive Officer of OphthaliX while at the same time continuing to serve as Vice-President of Business Development of the Company. He was required to devote approximately 50% of his time to each position.

On April 22, 2013, OphthaliX's board of directors approved the grant of options to Mr. Singer. In accordance with the option agreement, he received options to acquire 104,412 shares of common stock of OphthaliX at an exercise price of $5.29 (the “Time Based Options”) which expire ten years from the grant date. The Time Based Options provided for vesting over a period of three years on a quarterly basis over twelve consecutive quarters from the date of commencement of the employment of Mr. Singer. In addition, the Company's board of directors also approved the grant of an aggregate of 469,855 options to Mr. Singer, to acquire 104,412 shares of common stock of OphthaliX at an exercise price of $5.29 in accordance with the terms of the 2012 Plan, and which expire ten years from the grant date. These options provided for vesting upon the achievement of certain business and financial milestones, as defined in the agreement governing the same.

On July 28, 2014, by mutual agreement, Mr. Singer ceased serving as OphthaliX Chief Executive Officer and as Vice-President of Business Development of Can-Fite. As of December 31, 2014 all his granted options were forfeited/expired.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

According to IFRS 2 compensation cost initially is recognized based on an estimate of instruments expected to vest. Each reporting period a company must reevaluate its estimate of the number of instruments that ultimately will be forfeited if the requisite service has not been or is not expected to be provided. The effect of this change in estimated forfeitures is accounted for as a cumulative effect of a change in an accounting estimate in the period that the estimate is revised.

Based on the above accounting policy, for the year ended December 31, 2014 the Company reversed all previous compensation which related to the unvested option at amount of NIS 296.

2.	On March 21, 2013, the Company's board of directors approved a grant of 740,000 unlisted options which are exercisable into 29,600 shares, NIS 0.25 par value per share, of the Company to two employees of the Company, three senior officers and three advisors. The exercise price of the options is NIS 0.326 per option. The options vest each quarter over a period of 48 months from the date of grant. According to the binomial model, the weighted average of the fair value of the options on the date of grant was NIS 0.204 per option and a total of NIS 141 thousand for all options, which is based on the following inputs: the closing price of the Company's shares of NIS 0.326, ranges of risk-free interest of 1.64%-6.86%, life of the options of 10 years, annual volatility range of 57.58%-72.10%, annual employee turnover of 5%, early exercise factor of 2-2.5 and distribution of annual dividend of 0%.

The general manager of the Tel Aviv Stock Exchange (“TASE”) approved the listing of the shares issuable upon the exercise of the options for trading on May 6, 2013.

3.	On May 2, 2013, the annual general meeting of the Company's shareholders approved the grant to one of the Company’s directors of 250,000 unlisted options which are exercisable into 10,000 ordinary shares, NIS 0.25 par value per share, of the Company. The exercise price of the options is NIS 0.6 per option. According to the binomial model, the economic value of the options on the date when the Company's board of directors approved the grant was NIS 0.148 per option and a total of NIS 36 thousand for all options, which is based on the following inputs: the closing price of the Company's shares of NIS 0.326, ranges of risk-free interest of 1.64%-6.86%, life of the options of 10 years, annual volatility range of 57.58%-72.10%, annual employee turnover of 5%, early exercise factor of 2.5 and distribution of annual dividend of 0%.

The director was entitled to exercise half of such options immediately upon the date of the grant and the other half of the options become exercisable in equal amounts every quarter over a period of two years. On May 6, 2013, the general manager of the TASE approved the listing of the shares issuable upon the exercise of the options for trading.

4.	On May 20, 2013, one of the advisors informed the Company that he waived the 80,000 unlisted options which were awarded to him on March 21, 2013 (see Note 14.b.2). The Company accounted for the waiver as a cancellation of the award and recorded an expense totaling NIS 23 thousands.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

5.	On May 9, 2013, the board of directors of OphthaliX granted options, which were modified on May 29, 2013 as to number and exercise price, to purchase 13,055 shares of its common stock to the Company’s Chief Financial Officer. These options have an exercise price of $9.00 (as of December 31, 2014 NIS 35) per share and expire on May 29, 2023. 29,375 of these options vest immediately and the remaining 29,375 will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The Company accounted for the modification in accordance with IFRS 2, which measures the fair value of the replacement award against the fair value of the cancelled award on the cancellation date. During 2013 the Company recognized an expense of $62 (NIS 224) of which $38 (NIS 137) was related to the modification.

6.	On May 9, 2013 the board of directors of OphthaliX approved the grant of options, with the same terms as the options granted to OphthaliX's Chief Financial Officer as described above, to certain members of OphthaliX's board of directors, Secretary and a director of EyeFite. The option grants to the Secretary and EyeFite director were made but later rescinded by the OphthaliX's board of directors on June 13, 2013 and the respective grantees waived any rights in and to such options. All unrecognized compensation costs were recorded on the cancellation date and amounted to $211 (NIS 762). The options to be granted to the members of the Company’s board of directors, which also required the approval of the Company’s stockholders, were never granted due to the failure to obtain such stockholders approval.

7.	On July 1, 2013, the board of directors of OphthaliX approved the grant of options to purchase 52,222 shares of common stock of OphthaliX at $6.638 per share for a period of ten years to one of its directors. The options vest as follows: 1/12th vested on September 30, 2013 and 1/12th of the total options vest on the last day of each 11 quarters thereafter so long as he remains a director, until fully vested.

8.	On January 30, 2014 one of the Company's directors ceased serving as a director and all her 350,000 granted options exercisable into 14,000 ordinary shares forfeited.

9.	On April 1, 2014, the Company engaged an external advisor for investor relation services, pursuant to which the Company agreed to issue an aggregate of 26,000 ADS representing 52,000 ordinary shares as partial consideration. As of December 31, 2014 the Company recorded an amount of NIS 333 thousand for share based payment expenses relating to this transaction.

10.	On July14, 2014, the Company's shareholders' meeting approved the grant of options to acquire up to 10,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 12 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2014		2013		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Outstanding at beginning of year	623,279	15.23	1,016,945	11.28	1,018,428	11.15
Grants	10,000	12.00	39,600	9.88	38,000	12.17
Exercised	(1,656)	0.25	(348,581)	0.25	(24,115)	7.27
Forfeited/expired	(38,916)	13.61	(84,685)	26.88	(15,368)	11.41

Outstanding at end of year	592,707	15.33	623,279	15.23	1,016,945	11.28

Exercisable at end of year	565,694	15.58	581,833	15.57	986,402	11.24

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2014, 2013 and 2012 was 3.11 years, 4.43 years and 4.01 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2014, 2013 and 2012 was between NIS 0.25 and NIS 31.175.

f.	The fair value of the Company's share options granted for the years ended December 31, 2013 and 2014 was estimated using the Binomial option pricing model using the following assumptions:

	December 31,
Description	2014	2013

Risk-free interest rate	1.29%	1.64%-6.86%
Expected volatility	56.68%	57.58%-72.10%
Dividend yield	0	0
Contractual life	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2-2.5
Weighted average share price	1.701	4.608

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2014	2013	2012
	NIS in thousands

Clinical and preclinical trials	12,295	11,850	9,623
Salary and related expenses	1,931	1,705	1,529
Patents	760	717	1,130
Royalties	510	606	240
Laboratory materials	205	98	146
Rent	184	188	216
Depreciation	9	8	30
Others	306	218	246

	16,200	15,390	13,160

NOTE 16:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012
	NIS in thousands

Professional services	3,420	5,776	3,356
Investors and public relations	3,069	3,281	435
Salary and related expenses	2,089	3,777	2,104
Directors' fee	691	914	1,539
Rent	123	123	165
Travel	850	650	381
Insurance	465	388	410
Stock exchange fees	317	361	126
Office and computer maintenance	258	284	393
Vehicle maintenance	89	135	110
Depreciation	35	49	56
Others	167	184	197

	11,573	15,922	9,272

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	FINANCE EXPENSES (INCOME)

	Year ended December 31,
	2014	2013	2012
	NIS in thousands
Finance expenses:

Bank commissions	58	56	27
Issuance expenses related to warrants exercisable into shares	1,170	651	32
Net loss from exchange rate fluctuations	-	185	-

	1,228	892	59
Finance income:

Interest income on bank deposits	(45)	(92)	(50)
Net gain from exchange rate fluctuations	(1,366)	-	(94)
Net change in fair value warrants exercisable into shares	(3,089)	(1,309)	(429)

	(4,500)	(1,401)	(573)

NOTE 18:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2014		2013		2012
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
	In thousands	NIS in thousands	In thousands	NIS in thousands	In thousands	NIS in thousands

Number of shares and loss used in the computation of basic and diluted loss per share	17,546	23,759	13,712	29,049	10,051	20,862

b.	To compute diluted loss per share for the year ended December 31, 2014, the total number of 8,071,406 shares subject to outstanding warrants and 1,094,736 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	TAXES ON INCOME

a.	Corporate tax rates:

1.	Israeli taxation:

The Israeli corporate tax rate is 25% in 2012 - 2013 and 26.5% in 2014.

On July 30, 2013, the Israeli Parliament approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5% effective from January 1, 2014.

2.	Income tax on non-Israeli subsidiary:

The corporate tax in the U.S. applying to a Company's subsidiary (incorporated in state of Delaware), consists of a progressive corporate tax at a rate of up to 35% plus state tax and local tax at rates depending on the state and the city in which the company's subsidiary manages its business. In the Company's estimation, it is subject to approximately a 40% tax rate.

b.	Final tax assessments:

The Company received final tax assessments through 2010.

The related company, OphthaliX and Eye-Fite, has not received final tax assessments since its incorporation.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2014, the Company and Eyefite had carryforward losses amounting to approximately NIS 272,612 thousand and NIS 9,814 thousand.

Ophthalix is subject to U.S. income taxes. As of December 31, 2014, the Company has net operating loss carryforwards for federal income tax purposes of approximately $1,503 thousand (approximately NIS 5,845 thousand) which will expire in the years 2018 to 2034. The Company has no operating loss carry forwards for state income tax purposes.

c.	Deferred taxes

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

d.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in statement of comprehensive loss, does not provide significant information and therefore was not presented.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	TRANSACTIONS WITH RELATED PARTIES

	Year ended December 31,
	2014	2013	2012
	NIS in thousands

Management and consulting fees (including bonuses) (1)	1,312	1,050	1,050

Other expenses and share-based payment (1)	57	71	318

Patent expenses	793	677	1,093

Directors' fee and share-based payment (2)	417	387	646

(1) Number of related parties	1	1	1

(2) Number of directors	4	3	6

NOTE 21:-	SUBSEQUENT EVENTS

1.

In March 2015, the Company issued a financial support letter pursuant to which the Company committed to cover any shortfall in OphthaliX’s costs and expenses of the operations which are in excess of its available cash to finance its operations, including cash generated from any future sale of Can-Fite shares held by OphthaliX. The letter remains in effect for a period of at least 14 months from March 2015 and any related balance bears interest at a rate of 3% per annum.

2.	On March 19, 2015, the Company's board of directors approved a grant of unlisted options exercisable into 40,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 8.118 per shares. The options will vest on a quarterly basis for a period of 48 months from the grant date.

3.

On March 20, 2015, the Company entered into a Distribution and Supply Agreement with Cipher Pharmaceuticals (“Cipher”) granting Cipher the exclusive right to distribute CF101 in Canada for the treatment of psoriasis and RA.

Under the Distribution and Supply Agreement, the Company is entitled to CDN$1.65 million upon execution of the agreement plus milestone payments upon receipt of regulatory approval by Health Canada for CF101 and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or RA, and (ii) CDN $1 million upon the second approved indication for either psoriasis or RA. In addition, following regulatory approval, the Company shall be entitled to a royalty of 16.5% of net sales of CF101 in Canada and reimbursement for the cost of manufacturing CF101. The Company is also entitled to a royalty payment for any authorized generic of CF101 that Cipher distributes in Canada.

The Company is responsible for supplying Cipher with finished product for distribution and conducting product development activities while Cipher is responsible for distribution, marketing and obtaining applicable regulatory approvals in Canada. The Distribution and Supply Agreement has an initial term of fifteen years, automatically renewable for additional five year periods and may be terminated in certain limited circumstances including certain breaches of the agreement and failure to achieve certain minimum quantities of sales during the contract period.

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1	Employment and Non-Competition Agreement with Barak Singer, dated February 22, 2011 (effective March 20, 2011) (3)

4.2	Amendment to Employment and Non-Competition Agreement with Barak Singer, dated February 28, 2013 (3)

4.3	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.4	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.5	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.6	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.7	Patent License Agreement—Exclusive, by and between the U.S. Public Health Service and Can-Fite BioPharma Ltd., dated January 29, 2003 (3)

4.8	First Amendment to Exclusive Patent License Agreement L-249-2001/0, by and between the National Institutes of Health and Can-Fite BioPharma Ltd., dated August 15, 2005 (3)

4.9	Second Amendment to L-249-2001/0, by and between the National Institutes of Health and Can-Fite BioPharma Ltd., dated February 4, 2013 (3)

4.10	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.11	License Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated September 22, 2006 (3)

4.12	Addendum to License Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated December 11, 2006 (3)

4.13	Representative Agreement, by and between Fuji Techno Interface Ltd. and Can-Fite BioPharma Ltd., dated September 22, 2006 (3)

4.14	Letter Agreement, by and between Seikagaku Corporation and Can-Fite BioPharma Ltd., dated December 8, 2009 (3)

4.15	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.16	License Agreement, by and between Eye-Fite, Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.17	Services Agreement, by and among Denali Concrete Management Inc., Eye-Fite Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.18	Letter from Can-Fite BioPharma Ltd. to OphthaliX, Inc. regarding “Reimbursement for the Costs of the Clinical Trial”, dated February 24, 2013 (3)

4.19	Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

129

Exhibit No.	Description

4.20	Stock Purchase Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.21	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.22	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.23	Common Stock Purchase Warrant issued by Denali Concrete Management Inc. to Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.24	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.25	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan*

4.26	Form of Securities Purchase Agreement dated as of March 10, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (4)

4.27	Form of Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. (4)

4.28	Form of Registration Rights Agreement dated as of March 10, 20142014 between Can-Fite BioPharma Ltd. and the investors listed therein (4)

4.29	Form of Lock-Up Agreement dated March 10, 2014 between Can-Fite BioPharma Ltd. and officers and directors of Can-Fite Biopharma Ltd. (4)

4.30	Form of Placement Agent Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. to Roth Capital Partners, LLC(4)

4.31	Form of Securities Purchase Agreement dated as of December 2, 2014 between Can-Fite BioPharma Ltd. And the investors listed therein (5)

4.32	Form of Warrant issued by Can-Fite BioPharma Ltd. (5)

4.33	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated December 2, 2014 (5)

4.34	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015*†

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. *

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

*	File Herewith.
†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.
(1)	Incorporated herein by reference to Annual Report on 20-F filed with the SEC on March 31, 2014.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on March 10, 2014.
(5)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 4, 2014.

130

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

Date: March 27, 2015

 131