Form 20-F
period 2015-12-31
Can-Fite BioPharma Ltd.
filed 2016-03-31
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015): 27,672,901 are issued and outstanding (excluding 446,827 ordinary shares held as treasury shares).

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

USE OF CERTAIN TERMS

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to the “Company,” “we,” “our” and “Can-fite” refer to Can-fite BioPharma Ltd. (the “Registrant”) and its consolidated subsidiaries;

●	references to the “Companies Law” or “Israeli Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “HCV” refer to hepatitis C virus;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “OA” refer to osteoarthritis;

●	references to “PBMC” refer to peripheral blood mononuclear cells;

●	references to “RA” refer to rheumatoid arthritis;

●	references to “Securities Law” or “Israeli Securities Law” are to Israel Securities Law, 5728-1968, as amended;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The selected consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in Israeli New Shekels, or NIS.

Consolidated Statements Of		Year Ended December 31,
Operations Data:	2011	2012	2013	2014	2015	2015
		(in thousands, except share and per share data)
	NIS					Convenience translation to US $

Revenues	1,785	-	-	-	643	165
Operating expenses:
Research and development, expenses net	12,969	13,160	15,390	16,200	15,052	3,858
General and administrative expenses	6,934	9,272	15,922	11,573	10,633	2,725

Operating loss	18,118	22,432	31,312	27,773	25,042	6,418
Other expense – due to M&A	11,496	-	-	-	-
Financial expenses	232	59	892	1,228	2,203	564
Financial income	(1,669)	(573)	(1401)	(4,500)	(7,492)	(1,920)
Taxes on income	191	11	9	23	17	4
Net loss	28,368	21,929	30,812	24,524	19,770	5,066
Adjustments arising from translating financial statements of foreign operations	(92)	(7)	206	939	1	-
Remeasurements loss (gain) from defined benefit plan	59	(42)	49	94	385	99
Comprehensive loss	28,335	21,880	31,067	25, 557	20,156	5,165
Net loss per ordinary share	2.72	2.08	2.12	1.35	0.81	0.21
Number of ordinary shares used in computing loss per ordinary share	9,708,505	10,050,927	13,712,521	17,545,663	22,953,077	22,953,077

Consolidated Balance	As of December 31,
Sheet Data:	2011	2012	2013	2014	2015	2015
	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in US $ thousands)
Cash and cash equivalents	14,622	4,278	20,767	36,091	66,026	16,921
Other receivables and lease deposit	3,760	1,672	2,195	3,443	2,446	627
Fixed assets	278	159	143	133	236	61
Total assets	18,660	6,109	23,105	39,667	68,708	17,609
Total liabilities	6,133	8,754	7,580	12,967	27,935	7,160
Total shareholders’ equity	12,527	(2,645)	15,525	26,700	40,773	10,449

We report our financial statements in NIS. This Annual Report on Form 20-F contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of annual financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of NIS 3.902 to $1.00 U.S. dollar, the daily representative rates in effect as of December 31, 2015. No representation is made that the NIS amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2015	4.053	3.761	3.882	3.902
2014	3.994	3.402	3.578	3.889
2013	3.791	3.471	3.611	3.471
2012	4.084	3.700	3.858	3.733
2011	3.821	3.363	3.579	3.821

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2016 (through March 29, 2016)	3.912	3.826	3.877	3.826
February 2016	3.964	3.871	3.908	3.910
January 2016	3.983	3.913	3.951	3.951
December 2015	3.905	3.855	3.881	3.902
November 2015	3.921	3.868	3.889	3.877
October 2015	3.923	3.816	3.863	3.867
September 2015	3.949	3.863	3.913	3.923

On March 29, 2016, the closing representative rate was $1.00 to NIS 3.826, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, CF102 and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the Tel Aviv Stock Exchange, or TASE and NYSE MKT) and payments received under out- licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately NIS 20 million (approximately $5 million) in 2015, NIS 25 million in 2014 (approximately $6 million), and NIS 31 million in 2013 (approximately $8 million). At December 31, 2015, we had an accumulated deficit of approximately NIS 323 million (approximately $83 million). We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2015, we had cash and cash equivalents of approximately NIS 66 million (approximately $17 million). During the first quarter of 2015, we received approximately NIS 5.1 million (approximately $1.3 million) from Cipher Pharmaceuticals, or Cipher, as upfront payment for entering into the distribution agreement with Cipher and in September and October 2015, we raised approximately NIS 48.3 million (approximately $12.5 million) in registered direct offerings. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. In addition, we have agreed to provide certain financial support to our subsidiary, OphthaliX Inc., or OphthaliX, for the foreseeable future. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

In addition, our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or EMA, and foreign regulatory authorities for commercial use. The FDA, EMA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, involving testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Also, satisfying regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in FDA policy, during the process of product development, clinical trials and regulatory reviews.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, in December 2013, OphthaliX, our subsidiary, announced top-line results of a Phase III study with CF101 for dry-eye syndrome in which CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. In addition, two Phase IIb studies in rheumatoid arthritis, or RA, utilizing CF101 in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, failed to reach their primary endpoints. We believe that this may have been due to low A3AR expression in the subpopulation of RA patients that did not respond well to treatment with MTX. Because of their low A3AR expression, such patients also did not respond well to treatment with CF101. We were not aware of this when we designed the studies. As such, we conducted an additional Phase IIb RA trial of CF101 as a standalone therapy in patients with A3AR expression levels above a certain threshold, and positive results from this study were announced in December 2013. Furthermore, a Phase II/III study of CF101 for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests CF101 as a potential systemic therapy for patients with moderate-severe psoriasis.

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

We have experienced the risks involved with conducting clinical trials, including but not limited to, increased expense and delay and failure to meet end points of the trial. For example, in December 2013, OphthaliX, our subsidiary, announced top-line results of a Phase III study with CF 101 for dry-eye syndrome in which CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. In addition, two Phase IIb studies in RA, utilizing CF101 in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, failed to reach their primary end points. We believe that this may have been due to low A3AR expression in the subpopulation of RA patients that did not respond well to treatment with MTX. Because of their low A3AR expression, such patients also did not respond well to treatment with CF101. We were not aware of this when it designed the studies. As such, we conducted an additional Phase IIb RA trial of CF101 as a standalone therapy in patients with A3AR expression levels above a certain threshold, and positive results from this study were announced in December 2013. Furthermore, a Phase II/III study of CF101 for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests CF101 as a potential systemic therapy for patients with moderate-severe psoriasis.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Amgen, Centocor, Pfizer, Novartis, Abbvie, Celgene, Eli Lilly, Janssen and more. The competitive landscape in the ophthalmic therapeutics field includes Alcon, a Novartis company, Allergan, Pfizer, Akorn, Merck and more. Competitors in the hepatocellular carcinoma, also known as primary liver cancer, or HCC field include companies such as Bayer. Competitors in the NASH field include companies such as Gilead, Genfit, Regato, Galmed, Raptor and Intercept. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer. See “Item 4. Information on the Company—B. Business Overview—Competition.”

Moreover, several companies have reported the commencement of research projects related to the A3AR. Such companies include CV Therapeutics Inc. (which was acquired by Gilead), King Pharmaceuticals R&D Inv. (which was acquired by Pfizer), Hoechst Marion Roussel Inc., Novo Nordisk A/S and Inotek Pharmaceuticals. However, to the best of our knowledge, there is no approved drug currently on the market which is similar to our A3AR agonists, nor are we aware of any allosteric modulatorin the A3AR product pipeline similar to our allosteric modulator with respect to chemical profile and mechanism of action.

We are subject to a purported class action lawsuit. This litigation could result in substantial damages and may divert management’s time and attention from our business.

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, CF101. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million. On November 27, 2015 and December 1, 2015, we filed a motion to dismiss the action in part and on March 31, 2016, we filed a response to the lawsuit. While we strongly believe the lawsuit and its allegations to be baseless and without merit and will vigorously defend this action, due to the inherent uncertainties that accompany litigation of this nature, there can be no assurance that we will be successful, and an adverse resolution of the lawsuit may result in damages beyond the Company’s insurance coverage for such cases, which could cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations. Furthermore, this action may divert management’s time and attention from our business, and we could be forced to expend significant resources and pay significant costs and expenses, including legal fees, in connection with defending this lawsuit.

We may suffer losses from product liability claims if our product candidates cause harm to patients.

Any of our product candidates could cause adverse events. Although data from a pooled analysis of approximately 1,000 patients treated with CF101, indicates that CF101 is safe and well tolerated at doses up to 4.0 mg administered twice daily for up to 32 weeks, there were incidences (albeit less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), myalgia, arthralgia, dizziness, headache, palpitations and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, including pancytopenia (although extensive evaluation suggests that such adverse event was associated with an inadvertent overdose of MTX), exacerbation of chronic obstructive lung disease and exacerbation of Parkinson’s Disease. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled CF101 groups. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 32 weeks of treatment in more recent trials.

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

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs and the development of our product candidates could be delayed.

We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to make available the products required to successfully commercialize our technology. Failure to attract and retain sufficient numbers of talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage us.

Risks Related to Our Intellectual Property

The termination of the National Institute of Health, or NIH, license agreement between us and NIH due to patent expiration may diminish our proprietary position.

As a result of the termination of the NIH license agreement between us and the NIH in June 2015 due to patent expiration, we no longer hold rights to a family of composition of matter patents relating to CF101 that were licensed from NIH. Nevertheless, because CF101 may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We also have rights under our pharmaceutical use issued patents with respect to CF101 and CF102, which provide patent exclusivity within our field of activity until the mid- to late-2020s. While we believe that we may be able to protect our exclusivity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of CF101. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of CF101 and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of us and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

We license from Leiden University intellectual property which protects certain small molecules which target the A3AR, in furtherance of our platform technology, and we could lose our rights to this license if a dispute with Leiden University arises or if we fail to comply with the financial and other terms of the license.

We have licensed intellectual property from Leiden University pursuant to a license agreement. The license agreement imposes certain payment, reporting, confidentiality and other obligations on us. In the event that we were to breach any of the obligations and fail to cure, Leiden University would have the right to terminate the license agreement. In addition, Leiden University has the right to terminate the license agreement upon our bankruptcy, insolvency, or receivership. If any dispute arises with respect to our arrangements with Leiden University, such dispute may disrupt our operations and may have a material adverse impact on us if resolved in a manner that is unfavorable to us.

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

If patent rights covering our products and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or foreign patent offices issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents will give us adequate protection from competing products. For example, issued patents, including the patents licensed by us, may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

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

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome were favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

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

Patent law outside the United States is different than in the United States. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention.

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

Certain of our intellectual property rights are currently licensed from Leiden University, and, in the future, we intend to continue to license intellectual property from Leiden University and/or other universities and/or strategic partners. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2015 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe we may be a PFIC during 2015 and although we have not determined whether we will be a PFIC in 2016, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2015, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE MKT is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price and the ADS price may suffer.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the winter of 2008, winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Israel faces political tension with respect to its relationships with Turkey, Iran and certain Arab neighbor countries. In addition, recent conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees and service providers being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any future deterioration in the political and security situation in Israel will negatively impact our business.

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

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2013, 2014, or 2015 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

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

We were founded on September 11, 1994 by Pnina Fishman, Ph.D., our Chief Executive Officer and a director, and Ilan Cohn, Ph.D., our Chairman of the Board of Directors, under the name Can-Fite Technologies Ltd. On January 7, 2001, we changed our name to Can-FiteBio Pharma Ltd. We completed our initial public offering in Israel in October 2005 and our ordinary shares are traded on the TASE under the symbol “CFBI”. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013,our ADSs began trading on the NYSE MKT under the symbol “CANF.”

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

Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were NIS 177,000, NIS 37,000 and NIS 43,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases and sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed CF101 (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals, or Cipher, for the Canadian market, and (iii) for the treatment of ophthalmic diseases to Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market. Our license with NIH expired in June 2015 with the expiration of certain patents.

Recently, we entered into an agreement with Japan-based Seikagaku Corporation, or SKK, terminating its license agreement with us. SKK informed us that it is strategically focused on expanding its core research and development activities in the field of glyco-science. Under the license agreement, SKK was granted a license for the use, development and marketing of CF101 in Japan with respect to inflammatory indications, except for ophthalmic disease indications. The termination agreement provides, among other things, that all licenses and rights granted to SKK terminate and all clinical and non-clinical studies conducted by SKK shall be transferred free of charge to us. Over the life of the license, we received an aggregate of approximately $8.5 million from SKK.

Our product candidates, CF101, CF102 and CF602 are being developed to treat several autoimmune-inflammatory, oncological, ophthalmic and sexual dysfunction indications. CF101 is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. CF101 is also being developed by OphthaliX for the treatment of ophthalmic indications, including glaucoma and uveitis. CF102 is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Recently CF102 was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). CF102 is also being developed for the treatment of non-alcoholic steatohepatitis, or NASH, following our recently concluded study which revealed compelling pre-clinical data on CF102 in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown proof of concept in pre-clinical pharmacological studies. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

In March 2015, we announced that our 32 week Phase II/III double-blind, placebo-controlled study did not meet its primary endpoint of a statistically significant improvement in the Psoriasis Area Severity Index (PASI) 75 score relative to placebo after 12 weeks of treatment. In April 2015, after further data analysis we announced that, based on positive data that we have found between weeks 16-32 of the study showing linear cumulative response to CF101, we intend to continue the development of CF101 for the treatment of psoriasis and are completing the design of a Phase III study protocol for CF101 in the treatment of psoriasis which we plan to file with the European Medicines Agency, or EMA, in the first half of 2016 and anticipate study initiation in the fourth quarter of 2016.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Visiongain, the world RA market size is predicted to generate revenues of $38.5 billion in 2017 and the psoriasis drug market is forecasted to be worth $8.9 billion by 2018. According to Datamonitor, the HCC drug market is expected to reach $1.4 billion by 2019. According to Market Scope, the global glaucoma pharmaceutical market is expected to be nearly $6.1 billion in 2020.

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

We also seek to obtain technologies that complement and expand our existing technology base by entering into license agreements with academic institutions and biotechnology companies. We in-licensed the intellectual property rights to CF602 from Leiden University. Under this license agreement we are generally obligated to diligently pursue product development, make development milestone payments, pay royalties on any product sale and make payments upon the grant of sublicense rights. The scope of payments we are required to make under our in-licensing agreement is comprised of various components that are paid commensurate with the progressive development and commercialization of our drug products. See “Item 4. Information on the Company—Business Overview—In-Licensing Agreements.”

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

We are currently: (i) awaiting approval of a Phase III protocol that we filed with the EMA for CF101 in the treatment of RA during the first quarter of 2016 with study initiation anticipated in the second or third quarter of 2016, (ii) completing the design of our Phase III study protocol for CF101 in the treatment of psoriasis which we plan to file with the EMA in the first half of 2016 and anticipate study initiation in the fourth quarter of 2016, (iii) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the second half of 2016, (iv) planning to file a Phase II study protocol with institutional review boards, or IRBs in the second quarter of 2016, for our first human clinical study of CF102 in the treatment of NASH, a new indication identified by us for our liver cancer drug, and (v) conducting further preclinical work with respect to the development of CF602 for the submission of an IND to the FDA during the fourth quarter of 2016. OphthaliX is currently: (i) in the final stages of a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension having completed patient enrollment and expects to report data in the second quarter of 2016; and (ii) planning on initiating a Phase II study of CF101 for the treatment of uveitis.

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on inflammatory, oncological and ophthalmic diseases. We will focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., plaque psoriasis and RA (and later posterior uveitis and glaucoma) with respect to CF101, and HCC and NASH with respect to CF102. Following the announcement of top-line results that CF101 did not meet the dry eye syndrome or DES Phase III primary and secondary efficacy end-points, OphthaliX decided to end the development of CF101 for DES.

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

Commercialize our product candidates throughout-licensing arrangements. We have previously entered into two out-licensing arrangements with major pharmaceutical companies in the Far East and one distribution agreement with a growing pharmaceutical company in Canada. We intend to continue to commercialize our product candidates throughout-licensing arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing, marketing and sales. We do not intend to develop our own manufacturing facilities or sales forces. If appropriate, we may enter into co-development and similar arrangements with respect to any product candidate with third parties or commercialize a product candidate ourselves. We believe these arrangements will allow us to share the high development cost, minimize the risk of failure and enjoy our partners’ marketing capabilities. We believe further that this strategy will increase the likelihood of advancing clinical development and potential commercialization of our product candidates.

Our Product Pipeline

The table below sets forth our current pipeline of product candidates, including the target indication and status of each.

Clinical Application/Drug	Pre-Clinical	Phase I	Phase II	Phase III
Autoimmune-Inflammatory
Psoriasis - CF101(1)

Rheumatoid Arthritis - CF101 (2)

Oncology/Liver diseases
HCC - CF102(3)

NASH – CF102(4)

Sexual Dysfunction - CF602 (5)

Ophthalmology(6)
Glaucoma - CF101(7)

Uveitis - CF101(8)

Completed

On-going

Preparatory work

(1)	We are completing the design of our Phase III study protocol for CF101 in the treatment of psoriasis which we plan to file with the EMA in the first half of 2016 and anticipate study initiation in the fourth quarter of 2016.
(2)	We filed a Phase III protocol with the EMA for CF101 in the treatment of RA during the first quarter of 2016 with study initiation anticipated in the second or third quarter of 2016.
(3)	We are conducting a Phase II study with respect to the development of CF102 for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the second half of 2016.
(4)	We plan to file a Phase II study protocol with IRBs for our first human clinical study of CF102 in the treatment of NASH in the second quarter of 2016.
(5)	We are conducting further preclinical work with respect to the development of CF602 for the submission of an IND to the FDA which is anticipated in the fourth quarter of 2016.
(6)	OphthaliX, an 82% owned subsidiary of ours, develops CF101 for ophthalmic indications.
(7)	OphthaliX is conducting a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension and expects to report data in the second quarter of 2016.
(8)	OphthaliX is planning on initiating a Phase II study of CF101 for the treatment of uveitis.

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

Phase II, Phase II/III and Phase III Clinical Studies of CF101

CF101 has completed eight Phase II studies, one Phase II/III study and one Phase III study in different clinical indications including psoriasis, rheumatoid arthritis and DES, in approximately 1,000 patients. These studies indicate that CF101 has a favorable safety profile at doses up to 4.0 mg BID for up to 32 weeks. In these studies, we did not observe a dose-response relationship between CF101 and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology.

CF101 given as a standalone therapy reached the primary endpoint in Phase II clinical studies in DES however a Phase III study of CF101 for DES failed to reach the primary endpoint. We have observed positive data utilizing CF101 as a standalone drug in a Phase IIa clinical study in RA. In this study, we also observed a significant direct correlation between A3AR expression prior to treatment and the patients’ responses to CF101. However, we did not fully attain the primary endpoint in this study as we did not observe a significant difference in responses between CF101 and the placebo (which for this study was 0.1 mg of CF101). Moreover, two Phase IIb studies in RA utilizing CF101 in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, also failed to reach the primary endpoints. Based on this data, we believe that the failures in the Phase IIb studies in RA may have been due to low A3AR expression in the MTX-treated patients. A Phase IIb of CF101 given as a standalone therapy in patients with A3AR expression levels above a certain threshold reached the primary endpoint in RA in December 2013. CF101 has been tested in Phase II trials to establish dose and activity (first, orally administered capsules and then tablets in formulations of 1.0, 2.0 and 4.0 mg of CF101 BID) in psoriasis (moderate to severe plaque psoriasis), RA and DES (moderate to severe.) A Phase II/III study of CF101 for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests CF101 as a potential systemic therapy for patients with moderate-severe psoriasis.

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

In March 2015, we announced the study did not meet its primary endpoint of a statistically significant improvement in the PASI 75 score relative to placebo after 12 weeks of treatment. Further analysis of the entire study period revealed that by 32 weeks of treatment with CF101, 33% of the patients achieved PASI 75 while the mean percent of improvement in PASI score was 57% (p<0.001). This was a statistically significant cumulative and linear improvement during weeks 16 to 32. Most significantly, by week 32 of the study, 20% of the study patients reached PASI 90, a result demonstrating a response rate of 90% clearing of skin lesions. PASI 90 is one of the most stringent and difficult to meet clinical endpoints for measuring responses to psoriasis treatments. Moreover, the PASI 90 subset analysis further suggests a higher and significant (p=0.026) CF101 response rate of 27% among patients previously untreated with systemic psoriasis therapy compared to patients pre-treated with systemic drugs. We believe this presents the opportunity that CF101 can be developed as a first-line systemic therapy for patients with moderate-severe psoriasis and for patients who do not want to be treated with the current systemic drugs due to safety issues.

Figure 3: Linear Effect of CF101 on PASI Scores through 32 Weeks of Treatment

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

Figure 5: Direct correlation between A3AR at baseline and response to CF101

Figure 6: Direct correlation between A3AR at baseline and response to CF101

Based on the results of the two Phase IIb studies, we conducted an additional Phase IIb clinical study with CF101 as a stand-alone, monotherapy treatment and not in combination with MTX. The trial was a 12-week multicenter, randomized, double-blind, placebo-controlled, parallel-group study involving 79 patients to determine the safety and efficacy of CF101 administered orally daily in patients with active RA and elevated baseline expression levels of the A3AR in PBMCs. Enrolled patients had high baseline A3AR biomarker expression (determined at 1.5-fold over a predetermined age-matched standard). This selection criteria was made following the findings during previous Phase IIa and IIb RA studies showing a positive correlation between A3AR expression at baseline and patients’ response to the drug, potentially rendering A3AR expression as a predictive biomarker. The primary objectives of this study were to determine the efficacy of oral CF101 when administered daily as a standalone treatment for 12 weeks to patients with active RA and elevated baseline expression levels of the A3AR in the patients’ PBMCs, in comparison to a placebo treatment, and to assess the safety of daily oral CF101 under the circumstances of the trial. In December 2013, we announced the results of the study in which CF101 met all primary efficacy endpoints, showing statistically significant superiority over placebo in reducing signs and symptoms of RA as compared to the placebo. The treatment had an ACR20 response rate of 49% for CF101 compared to 25% for placebo (p=0.035), an ACR50 response rate of 19% for CF101 compared to 9% for placebo, and an ACR70 response rate of 11% for CF101 arm compared to 3% for placebo. Similar to our observations in the previously reported CF101 psoriasis trials, the response of patients with RA was cumulative over time, suggesting a consistent anti-inflammatory effect of CF101. Moreover, half of the RA patients treated with CF101 showed clinically meaningful improvement. CF101 was very well-tolerated and showed no evidence of immunosuppression, and there were no severe treatment-emergent adverse events during the study. A subgroup analysis of 16 patients with no prior systemic therapy showed a dramatic increase in the response showing ACR20 of 75%, ACR50 50%, and ACR70 50%. We believe this may be related to the fact that in this patient population there is a full receptor expression since they had not been treated earlier with any systemic drugs.

Figure 7: ACR response data –Rheumatoid Arthritis phase IIb

We plan to conduct a Phase III, multicenter, randomized, double-blind, placebo-controlled, parallel-group study that will investigate the efficacy and safety of CF101 administered orally twice daily for 16 weeks to patients with active RA treated with conventional disease modifying drugs. The study will have three arms, a 1 mg CF101 dose, a 2 mg CF101 dose and placebo, given orally twice daily in the form of tablets. The study is expected to enroll 360 patients and the primary endpoint is expected to be low disease activity. Inclusion criteria will include patients who have high expression of A3AR. A3AR and its correlation to patients' response to the drug will be analyzed upon study conclusion. Based on our Phase II clinical studies with CF101 in patients with active rheumatoid arthritis, the percentage of patients with high expression of A3AR is estimated to be approximately 70%.

In March 2016, we filed a Phase III protocol with the EMA for CF101 in the treatment of RA. Earlier, in January 2016, we submitted a Phase III protocol to the IRB of Barzilai Medical Center in Israel and plan to file similar submissions in several European countries, Canada and the U.S. We plan to initiate the study in the second or third quarter of 2016 following EMA approval.

DES: DES is an eye disease caused by eye dryness, which, in turn, is caused by either decreased tear production or increased tear film evaporation. A Phase II study in DES was conducted by Can-Fite after discovering that patients in the Phase IIa study for another condition also experienced improvement in DES symptoms. The results of the Phase II trial demonstrated the ability of CF101 to improve signs of ocular surface inflammation of the patients studied. Following positive results in the Phase II study, we initiated a Phase III DES trial, under an IND with the FDA which was conducted by OphthaliX in the United States, Europe and Israel.The randomized, double-masked Phase III clinical trial enrolled 237 patients with moderate-to-severe DES who were randomized to receive two oral doses of CF101 (0.1 and 1.0 mg) and a placebo, for a period of 24 weeks. The primary efficacy endpoint was complete clearing of corneal staining. In December 2013, we announced the results of this Phase III study of CF101 for the treatment of DES. In the study, CF101 did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. Nonetheless, CF101 was found to be well tolerated. In 2014 we decided to end the development of CF101 for the DES indication. This decision was based on a lack of correlation between patients' response to CF101 and over-expression of the drug target, the A3 adenosine receptor in this patient population.

Glaucoma: We believe that the statistically significant decrease in IOP in the Phase II trial for DES, although observed in subjects without ocular hypertension, is clinically significant and indicates that CF101 may also have potential as a glaucoma therapy, as the main goal of glaucoma therapy is to reduce IOP. This finding led to a patent application for the use of CF101 for lowering IOP. It is our belief that this result, together with the neuro-protective and anti-inflammatory effects that have been demonstrated in our studies and the studies of others, warrants rapid progression into clinical study in this indication.

A Phase II study in patients with glaucoma or related syndromes of ocular hypertension is currently ongoing in Israel and Europe via OphthaliX. This study is a randomized, double-masked, placebo-controlled, parallel-group study of the safety and efficacy of daily CF101 administered orally in subjects with elevated IOP. The objective of this study is to determine the safety and efficacy of oral CF101 in lowering IOP when administered BID for 16 weeks in subjects with elevated IOP. OphthaliX has enrolled 44 subjects in the first segment of the study, randomized in a 3:1 ratio of CF101 1.0 mg treatment to the placebo. In 2015, OphthaliX amended the ongoing Phase II study protocol and enrolled a further 44 subjects for the second segment, which was randomized in a 3:1 ratio of CF101 2.0 mg treatment to the placebo. This decision was based on certain positive data from our psoriasis Phase II/III study of CF101. As a result, there will not be an interim analysis and the full study data is expected to be announced in the second half of 2016. Neither we nor OphthaliX has filed an IND for this indication as CF101 for the treatment of glaucoma is not currently being clinically tested in the United States and there are no near-term plans to do so.

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

In February 2012, the FDA granted an orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of CF102 for the treatment of HCC. Subsequently, in October 2015, the EMA granted CF102 orphan drug designation for the treatment of HCC.

An orphan drug designation is a special designation for drug approval and marketing. The special designation is granted to companies that develop a given drug for unique populations and for incurable and relatively rare diseases. The FDA orphan drug designation program provides orphan status to drugs and biologics which are intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States and in the EU not more than 5 per 10,000. Orphan drug designations have enabled companies to achieve medical breakthroughs that may not have otherwise been achieved due to the economics of drug research and development as this status lessens some of the regulatory burdens, for approval, including statistical requirements for efficacy, safety and stability, in an effort to maintain development momentum. Orphan drug designation also results in additional marketing exclusivity and could result in certain financial incentives.

In September 2015, the FDA granted Fast Track designation to CF102 as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Fast Track, aimed at getting important new drugs that meet an unmet need to patients earlier, is expected to expedite the development of CF102. Drugs that receive Fast Track designation benefit from more frequent meetings and communications with the FDA to review the drug's development plan to support approval. It also allows the Company to submit parts of the NDA on a rolling basis for review as data becomes available.

Israel's Ministry of Health has previously approved CF102 for Compassionate Use for HCC.

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

Our second Phase I/II study was a randomized, double-blind, placebo-controlled, dose-escalation study evaluating the safety, tolerability, biological activity, and pharmacokinetics of orally administered CF102 in 32 subjects with chronic HCV genotype 1. Eligible subjects were assigned in a 3:1 ratio (eight subjects in each cohort) to receive QD or BID treatment (1.0, 5.0 and 25.0 mg of CF102) for 15 days with oral CF102 or with a placebo. Dose escalation occurred in four sequential cohorts. The study’s primary objectives were to determine the safety and tolerability of orally administered CF102 in patients with chronic HCV genotype 1, to assess the effects on HCV load during 15 days of treatment with CF102 and to assess the repeat-dose pharmacokinetic behavior of CF102 under the conditions of this trial. The secondary objective of this trial was to perform an exploratory evaluation of the relationship between A3AR in PBMCs at baseline and the clinical effects of CF102 on the study’s patients. Following the decrease in HCV load that had been observed in HCV patients treated with CF102 in the parallel HCC study and the good safety profile of CF102, we received Israeli IRB, approval to extend the treatment period of the Phase I/II in patients with HCV to four months with the 1.0 mg dose vs. the placebo. The results of this Phase I/II HCV study demonstrated safety and a linear pharmacokinetic drug profile, however, no significant decrease in the viral load was observed. Notwithstanding, we did observe in the parallel HCC study that seven out of the nine patients with both HCC and HCV experienced a decrease in viral load and that these seven patients were treated with higher CF102 dosages than what was administered to the patients with chronic HCV genotype 1 only, and not HCC, possibly explaining the difference in results. The most commonly reported adverse events included loss of appetite, ascites, nausea, diarrhea, constipation and pain. However, many of these events are expected in a population of patients with advanced HCV. The most frequently reported drug-related adverse events included diarrhea, fatigue, loss of appetite, pain and weakness.

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

The Phase II study is a randomized, double-blind, placebo controlled trial to be conducted in the U.S., Europe and Israel with an estimated 78 patients to be enrolled. CF 102 is being evaluated for efficacy and safety as a second-line treatment for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment. The primary endpoint of the study is overall patient survival. In March 2014, the study protocol was approved by the IRB at the Rabin Medical Center in Israel and in December 2014 we dosed the first patient at the study’s Israeli site. We expect to complete patient enrollment in the second half of 2016.

Additional Developments with CF102

NASH

Non-alcoholic steatohepatitis, or NASH, also called "fatty liver", is a condition in which fat builds up inside the liver causing inflammation. Prior to the presence of inflammation, the disease is simply referred to as non-alcoholic fatty liver disease, or NAFLD, the most common form of liver disorder in the United States. The accumulation of macroglobular fat inside the liver causes oxidative stress that reduces the efficiency of the liver and can lead to increased liver enzymes such as alanine aminotransferase and aspartate aminotransferase. Loss of liver efficiency and oxidative stress leads to inflammation, liver cell ballooning, and the development of NASH. Prolonged inflammation results in cirrhosis (scar tissue), liver failure, or liver cancer.

In November 2015, we announced development of CF102 will be expanded into treatment for NASH, a disease for which no FDA approved therapies currently exist. NASH is characterized by excess fat in the liver along with inflammation and liver damage. It resembles alcoholic liver disease; however, it occurs in people who drink little or no alcohol. According to the National Institutes of Health, NASH affects between 2% and 5% of Americans and the prevalence of NASH has been increasing, potentially due to increasing rates of obesity and diabetes.

In a preclinical study, CF102 revealed its capability to improve liver pathology in a NAFLD /diabetes animal model of NASH. The data showed:

●	CF102 had a statistically significant reduction in NAFLD activity score compared to placebo.

●	CF102 reduced liver-to-body weight compared to placebo.

●	Representative photomicrographs of H&E-stained liver sections showed improved pathology in animals receiving CF102 vs. placebo.

●	CF102 decreased plasma ALT and triglycerides levels in the livers of NASH-model compared to placebo.

●	Liver sections from the placebo group exhibited severe micro- and macrovesicular fat deposits, hepatocellular ballooning and inflammatory cell infiltration, whereas the CF102 treated group showed a significant decrease in steatosis, ballooning and lobular inflammation compared to the placebo group.

We plan to file a Phase II study protocol with IRBs for our first human clinical study of CF102 in the treatment of NASH.

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

Further studies of CF602 have revealed that CF602 restores the impaired vascular endothelial growth factor system in the penis of Diabetes Mellitus rats, thereby inducing an increase in nitric oxide resulting in significant improvement of penile erection compared to placebo. This mechanism of action is similar to that of sildenafil, with CF602 demonstrating effects on erection superior to that demonstrated by sildenafil in animal studies. Among the most important factors to affect erectile function is nitric oxide which is released by endothelial cells that line the corpus cavernosum and control smooth muscle relaxation and vascular inflow. It has been well established that release of nitric oxide is diminished in diabetes. According to the American Diabetes Association, approximately 30 million Americans have Diabetes Mellitus in the U.S. It is estimated that 35-75% of men with Diabetes Mellitus suffer from erectile dysfunction.

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

We are currently developing a working plan to file an IND to the FDA, during the fourth quarter of 2016, for a Phase I study of CF602 for the treatment of erectile dysfunction.

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

In-Licensing Agreements

The following is a summary description of our in-licensing agreement with Leiden University. Our license with NIH expired in June 2015 with the expiration of certain patents. The description provided below does not purport to be complete and is qualified in their entirety by the complete agreement, which is attached as an exhibit to this Annual Report on Form 20-F.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2015, we have paid approximately 95,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

After the TASE approved such shares for the listing for trade on January 5, 2009, the shares were allocated to KD and the transaction was finalized in January 2009. As of December 31, 2015, KD had paid us approximately $0.8 million, which represents milestone payments pursuant to the Kwang Dong License Agreement, an advance of certain amounts to become due under the Kwang Dong License Agreement and the purchase price for the shares.

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

Eye-Fite Agreement

In connection with the spin-off transaction described below in “Item 10. Additional Information—Material Contracts—OphthaliX Agreements”, on November 21, 2011, we entered into a license agreement, or the Eye-Fite Agreement, with Eye-Fite according to which we (i) granted Eye-Fite a sole and exclusive worldwide license for the use of CF101 solely in the field of ophthalmic diseases and patent rights which we received under the NIH Agreement, with respect to CF101 in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world and (ii) assigned to Eye-Fite our rights, title and interest in and to any and all INDs to CF101 in the ophthalmic field. As consideration for the grant of the license, we received 999 ordinary shares of Eye-Fite, in addition to the one share we already had, which resulted in us owning all of the issued and outstanding shares of Eye-Fite, all of which were transferred to OphthaliX in connection with this transaction. Under the license agreement, Eye-fite was required to assume responsibility for making payments to our licensor, the NIH, pursuant to, and for the term of, a license agreement between us and NIH for certain patent rights relating to CF101. In June 2015, our license with NIH expired and as a result Eye-fite is no longer obligated to make any payments to NIH in connection with Can-Fite’s now expired license with NIH (other than with respect to any accrued and unpaid payments to which NIH may be entitled to). Patent rights granted to Eye-fite under the license agreement by us that are not NIH patents are free of any royalties and milestone payments.

The license agreement with Eye-Fite will remain in effect until the expiration of the last of the patents licensed thereunder, unless earlier terminated by one of the parties in accordance with its terms. We may terminate the license agreement upon customary bankruptcy and insolvency events of Eye-Fite and upon Eye-Fite’s material breach of the Eye-Fite Agreement, upon 30 days’ prior written notice. Eye-Fite may terminate the license agreement upon three months’ prior written notice for any reason and upon 30 days’ prior written notice for our material breach of the license agreement.

All inventions resulting from the development and commercialization of CF101 under the license agreement belong to us, whether invented solely by us, solely by Eye-Fite or by both entities. However, the license agreement also grants Eye-Fite an exclusive license to use any such inventions in the field of ophthalmic diseases around the world for no additional consideration. Pursuant to the license agreement, we have the sole right to make elections with respect to patent term extension of or supplemental protection certificates with respect to our licensed patents and the sole right to seek and maintain any data exclusivity periods available for CF101. Also pursuant to the license agreement, we have retained the right to prosecute and maintain the patents licensed to us.

SKK Agreement

On August 27, 2015, we entered into an agreement with Japan-based Seikagaku Corporation, or SKK, terminating its license agreement with us. SKK informed us that it is strategically focused on expanding its core research and development activities in the field of glyco-science. Under the license agreement, SKK was granted a license for the use, development and marketing of CF101 in Japan with respect to inflammatory indications, except for ophthalmic disease indications. The termination agreement provides, among other things, that all licenses and rights granted to SKK terminate and all clinical and non-clinical studies conducted by SKK shall be transferred free of charge to us. Over the life of the license, we received an aggregate of approximately $8.5 million from SKK.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with Cipher, SKK and KD with respect to CF101. See “Item 4—Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. We recorded revenues of NIS 0.64 million for the year ended December 31, 2015 which was due to the recognition of a portion of the NIS 5.14 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher. In the years ended December 31, 2014 and 2013 we did not record any revenues. We expect to generate future revenues through our current and potential future out-licensing arrangements with respect to CF101, as well as through future out-licensing arrangements with respect to our other product candidates, i.e., CF102 and CF602.

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

Patents

As of March 29, 2016, we owned or exclusively licensed (from Leiden University) 14 patent families that, collectively, contain approximately 181 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, CF101 and CF102, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	a family of patents which pertains to the use of substances that bind to the A3AR, including CF101 and CF102; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Poland, Russia and Hong-Kong. These patents are set to expire in 2020, other than the United States patent that will expire in 2022;

●	a family of patents and a patent application which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. The patent application is pending in Brazil. These patents and patent application have a filing date of January 1, 2002 and a priority date of January 16, 2001 and are set to expire in 2022, other than the United States patent that will expire in 2023;

●	a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular RA. This patent was granted in the United States and is set to expire in 2023;

●	a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in certain countries in Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, USA, China and Mexico. The patents are set to expire in 2025. There are patent applications pending in the U.S. (divisional), Canada, and Brazil. Each of the patents and patent applications has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of DES. This family includes patents in Japan and Mexico. These patents are set to expire in 2026.

●	a family of patents and patent applications which pertains to the use of A3AR agonists for the treatment of reducing IOP. Such patents were granted in Australia, Israel, Japan and United States. The patents are set to expire in 2030. The patent applications are pending in the EPO (this European application designates all EPC member states), China, Canada, Mexico, Hong-Kong and South Korea, each patent or patent application having a filing date of May 16, 2010 and a priority date of May 17, 2009;

●	a family of patents and patent applications which pertains to the use of a specific dose level of CF101 (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan and United States. The patent is set to expire in 2030.The patent applications are pending in the China, the EPO (this European application designates all EPC member states), Israel (which was recently allowed) India, and South Korea, each with a filing date of September 6, 2010 and a priority date of September 6, 2009;

●	a family of patents and patent applications which pertain to the method for producing CF101. Such patents were granted in U.S., India, China, Japan and Israel. These patents are set to expire in 2028. The patent applications are pending in the EPO (this European application designates all EPC member states) and India. Each patent and patent application has a filing date of March 13, 2008 and a priority date of March 14, 2007;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. Patent applications are pending in the United States and Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005;

●	a family of patents and patent applications which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, USA and Europe (by the EPOand validated in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Poland, Spain, Sweden, Switzerland and Turkey). There is one patent application pending in the United States which was recently allowed. Each patent or patent application in this family has a filing date of October 22, 2007 and a priority date of October 15, 2007.

●	a family of patent applications which pertain to the use of A3AR agonists for the maintenance of liver function in patients having chronic liver disease. These patent applications are pending in China, Israel, Japan, Hong-Kong, United States and Europe (this European application designates all EPC member states). These patent applications have a filing date of August 8, 2013 and a priority date of January 23, 2012;

●	a family of patent applications which pertain to treatment of sexual dysfunction. This family includes patent applications in Israel (two), Australia, China, Japan, Russia, Brazil, Canada, Europe, India, Mexico, South Korea, and USA. The two Israeli patent applications have filing dates of August 8, 2012 and November 12, 2012 and the other patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012;

●	a patent application in Israel which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. Further applications claiming priority from this Israeli application must be filed no later than November 23, 2016.

We currently hold an exclusive license from Leiden University of the Netherlands to a family of patents and patent applications that relate to the allosteric modulators of the A3AR, which includes the allosteric modulator CF602. This exclusive license relates to patents that were granted in the United States, China, Japan, South Korea and in Europe (validated in, Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Holland and England). There are patent applications pending in the U.S. (recently allowed) and India. These granted patents and the patents that may be granted on patent applications of this patent family are set to expire in 2027.

We believe that our owned and licensed patents provide broad and comprehensive coverage of our technology, and we intend to aggressively enforce our intellectual property rights if necessary to preserve such rights and to gain the benefit of our investment. However, as a result of the termination of the NIH license agreement between Can-Fite and the NIH in June 2015 due to patent expiration, we no longer hold rights to a family of composition of matter patents relating to CF101 that were licensed from NIH. Nevertheless, because CF101 may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We may also be entitled to the rights under Can-Fite’s pharmaceutical use issued patents with respect to CF101, which provide patent exclusivity within the ophthalmic field until the mid-2020s. While we believe that we may be able to protect our exclusivity in the ophthalmic field through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of CF101. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of CF101 and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of Can-Fite and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as CF101 and CF102, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, CF101, CF102 and CF602 are being developed to treat several autoimmune-inflammatory, oncological and ophthalmic indications, including but not limited to psoriasis, RA, OA, glaucoma; HCC, NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as sexual dysfunction, Crohn’s disease, oncological diseases and viral disease, such as the JC virus.

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

We believe the characteristics of CF101, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the psoriasis and RA markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. For example, while TNF inhibitor therapies transformed the treatment for many patients, a substantial percentage of patients (40% to 60%) do not respond to either disease modifying anti-rheumatic drug, or a DMARD, or biologic therapies (Simsek, 2010).

Pre-clinical pharmacology studies in different experimental animal models of arthritis revealed that CF101 acts as a DMARD, which, when coupled with its good safety profile, make it competitive in the psoriasis, RA and OA markets. Our recent findings also demonstrate that a biological predictive marker can be utilized prior to treatment with CF101, which may allow it to be used as a personalized medicine therapeutic approach for the treatment of RA, potentially leading to an improvement in response rate for patients. We believe CF101 is also well-positioned against some of the competition in the ophthalmic markets, where treatments, when available, often include frequent self-administered eye drops, which may be more difficult than taking pills and may result in less than the full dose of the drug actually entering the eye, have undesirable side effects and do not simultaneously treat the underlying cause and relieve the symptoms associated with the indication. Like CF101, CF102 has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only one drug, Nexavar (sorafenib), has been approved by the FDA.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Amgen, Centocor, Pfizer, Novartis, Abbvie, Celgene, Eli Lilly, Janssen and more. The competitive landscape in the ophthalmic therapeutics field includes Alcon, a Novartis company, Allergan, Pfizer, Akorn, Merck and more. Competitors in the hepatocellular carcinoma, also known as primary liver cancer, or HCC field include companies such as Bayer. Competitors in the NASH field include companies such as Gilead, Genfit, Regato, Galmed, Raptor and Intercept. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer.

Moreover, several companies have reported the commencement of research projects related to the A3AR. Such companies include CV Therapeutics Inc. (which was acquired by Gilead), King Pharmaceuticals R&D Inv. (which was acquired by Merck), Hoechst Marion Roussel Inc., Novo Nordisk A/S and Inotek Pharmaceuticals. However, to the best of our knowledge, there is no approved drug currently on the market which is similar to our A3AR agonists, nor are we aware of any allosteric modulatorin the A3AR product pipeline similar to our allosteric modulator with respect to chemical profile and mechanism of action.

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

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. Recently, a new oral small molecule inhibitor of phosphodiesterase 4 (PDE4), Celgene’s Otezla, has gained sizable market share as a result in part due to its convenience of oral dose and comparable efficacy to the biologic drugs. The FDA recently approved Taltz (ixekizumab) by Eli Lilly. The psoriasis drug market is forecast to grow to $8.9 billion by 2018, according to estimates of Visiongain.

The current common treatments for psoriasis include topical and systemic drugs, steroids, immunosuppressive drugs such as Cyclosporine A by Novartis, MTX and biological drugs. Biological drugs, such as Enbrel (etanercept) by Amgen and Pfizer, Remicade (infliximab) by Centocor, Humira (adalimumab) by Abbvie and Stelara (ustekinumab) by Janssen, have significant side effects, are expensive and patients are often not responsive. For example, some of these drugs have received an FDA “black box” warning for increased risk of cancer in children and adolescents and risk of infection with Legoinella and Listeria bacteria.

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

Many drugs are used to treat RA, including DMARDs. These include MTX, plaquenil, sulfasalazine and leflunomide, all of which are small molecule drugs with mild effectiveness. MTX is the most commonly administered DMARD for RA. It is a generic chemotherapeutic agent marketed by several manufacturers that is administered orally. Due to its relatively toxic nature, however, MTX may result in severe side effects including sores, anemia, diarrhea, nausea/vomiting, abdominal pain, bruising/bleeding, and liver problems.

The second class of DMARD includes biological drugs, such as Enbrel (etanercept) by Amgen, Remicade (infliximab) by Centocor, and Humira (adalimumab) by Abbvie. These drugs are usually administered in combination with MTX and are more effective in combination, but may have severe side effects, including risk of lymphoma and serious infection. Biological drugs are administered through injection, are generally expensive and there is no biomarker to predict the response, if any. As such, response rates typically range between 40-60% (Simsek, 2010). Steroidal drugs are also used to reduce the general activity of the immune system and for pain relief. In addition, the FDA recently approved Pfizer’s Xeljanz (tofacitinib) small molecule drug, which is the first JAK inhibitor drug, or a drug that inhibits the effect of one or more of the enzymes in the janus kinase family, or a family enzymes that transfer cytokine-mediated signals, to treat RA. Moreover, several therapies, including biological drugs and small molecule drugs, are in advanced clinical development for RA including baricitninib by Eli Lilly which is pending FDA approval, while others are in Phase II or earlier stages of development.

CF101 for the Treatment of Glaucoma

According to Datamonitor, as of 2010, seven million people in the seven major markets suffered from glaucoma. Market Scope expects the global glaucoma pharmaceutical market to climb from about $4.7 billion in 2015 to nearly $6.1 billion in 2020 at a compounded annual rate of 5.1%. We expect that the number of people who suffer from glaucoma will increase as the population in each of the seven major markets ages.

The main drugs used to treat glaucoma include the prostaglandin analogs, or PGA, Xalatan (latanoprast) by Pfizer, and Travatan (travoprost) by Alcon, a Novartis company, and beta-blocker Cosopt (timolol-dorzolamide) by Merck. Xalatan is recommended by the European Glaucoma Society and American Academy of Ophthalmologists as the first choice for the treatment of glaucoma. According to a Pfizer annual report, Xalatan, which is marketed by Pfizer, is the leading drug used to treat glaucoma, and had global sales of approximately $0.5 billion in 2014 compared to $1.2 billion in 2011. Travatan was first launched in the United States in 2001 and then Europe and the certain other markets in 2002. According to Evaluate Pharma, Travatan, marketed by Alcon, experienced sales of approximately $600 million in 2012 and 2013. Travatan is administered once each day, which ophthalmologists cite as a significant advantage over other drugs used to treat glaucoma. Cosopt is the oldest combination therapy in the glaucoma market. Due to the expiration of patents covering Cosopt in 2008, some ophthalmologists have begun to look to other brands or generic drugs in the treatment of glaucoma. Another leading company in this field is Allergan, which markets Lumigan (bimatoprost), Ganfort (timolol-bimatoprost), Alphagan (brimonidine), and Combigan (timolol-brinidine), with over $1.0 billion in aggregate revenues in 2011. The glaucoma therapeutics market has witnessed major revenues depletion in the recent years due to a string of patent expirations, which started with the expiration of the Xalatan patent.

Several therapies are in advanced clinical development for glaucoma. In addition, in 2012, the FDA approved tafluprost ophthalmic solution, Zioptan by Akorn (acquired from Merck), the first preservative-free PGA ophthalmic solution, or a solution derived from fatty acids, for the treatment of glaucoma.

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

CF102 for the Treatment of HCC

According to the Living with Liver Cancer HCC is the sixth most common form of cancer, the most common form of liver cancer in adults and the third most common cause of cancer-related mortality worldwide, particularly in Asia. According to the American Cancer Society, more than 700,000 people are diagnosed with liver cancer each year throughout the world and more than 600,000 persons die from liver cancer each year. Nexavar (sorafenib) by Bayer is the only approved drug for HCC and prolongs patient survival time by only a few months. According to Datamonitor, the HCC drug market is expected to reach $1.4 billion by 2019.

Currently, there is no vaccine for HCC. Several therapies are in advanced clinical development for HCC including Opdivo (nivolumab) by Bristol-Myers and Cabozantinib by Exelixis. Some drugs under development act as a single agent and some act in combination with Nexavar. Moreover, some are first line treatments while others are second line treatments. In addition, many existing approaches are used in the treatment of unresectable liver cancer, including alcohol injection, radiofrequency ablation, chemoembolization, cryoablation and radiation therapy.

CF102 for the Treatment of NASH

Rates of NAFLD and NASH are increasing in the U.S. in concert with increasing rates of obesity and diabetes. In fact, NASH is now the third leading cause of liver transplant in the U.S. It is estimated that 17-33% of Americans have fatty liver, with approximately one-third going on to develop NASH. NASH is believed to affect 2-5% of adult Americans. Despite the progression of several interesting clinical-stage candidates by companies such as Gilead, Genfit, Regado, Conatus, Galmed, Raptor and Intercept as well as others, there are currently no FDA approved treatment options for NASH.

By 2025, Deutsche Bank estimates the addressable pharmaceutical market for NASH will reach $35-40 billion in size.

CF602 for the Treatment of Erectile Dysfunction

According to a the Massachusetts Male Aging Study in 1994, 52% of the respondents between the ages of 40 and 70 years old reported some degree of erectile dysfunction.

The most popular class of drug to treat erectile dysfunction is the phosophodiesterase type 5 inhibitors, or PDE5. These drugs block the degradative action of cyclic guanosine monophosphate, or GMP, specific phosphodiesterase type 5 on cyclic GMP in the smooth muscle cells lining the blood vessels supplying the corpus cavernosum of the penis. An erection is caused by increased blood flow into the penis resulting from the relaxation of penile arteries and corpus cavernosal smooth muscle. This response is mediated by the release of nitric oxide from nerve terminals and endothelial cells, which stimulates the synthesis of cyclic GMP in smooth muscle cells. The inhibition of PDE5 enhances erectile function by increasing the concentration of cyclic GMP in the corpus cavernosum and pulmonary arteries.

Unfortunately, the systemic side effects of PDE5 inhibitors include a decrease in sitting blood pressure. This has resulted in warnings and precautions and contraindications of use in patients already taking antihypertensive agents like nitrates or alpha-blockers. A study published in the American Journal of Medicine (Selvin E., et al., 2007) found that persons with a history of heart disease, hypertension, and diabetes had a higher probability of impotence. A second study published in the same journal (Shah NP., et al, 2015) notes that vascular erectile dysfunction is a powerful marker of increased cardiovascular risk. We believe a significant market opportunity exists targeting erectile dysfunction patients contraindicated for use of the market leading products, Viagra and Cialis.

GlobalData estimates the value of the erectile dysfunction therapeutic market to be approximately $2.6 billion by 2018 with few drugs on the market which includes Viagra (sildenafil) by Pfizer, Cialis (tadalafil) by Eli Lilly and Levitra (vardenafil) by Bayer.

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

We also maintain worldwide product and clinical trial liability insurance with coverage of approximately $5 million with respect to the CF101 and CF102 drugs used in clinical trials. We also procure additional insurance for each specific clinical trial which covers a certain number of trial participants and which varies based on the particular clinical trial. Certain of such policies are based on the Declaration of Helsinki, which is a set of ethical principles regarding human experimentation developed for the medical community by the World Medical Association, and certain protocols of the Israeli Ministry of Health.

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

The purpose of the NDA is to provide the FDA with sufficient information so that it can assess whether it ought to approve the candidate product for marketing for specific intended uses. The fact that the FDA has designated a drug as an orphan drug for a particular intended use does not mean that the drug has been approved for marketing. Only after an NDA has been approved by the FDA is marketing appropriate. A request for orphan drug status must be filed before the NDA is filed. The orphan drug designation, though, provides certain benefits, including a seven-year period of market exclusivity subject to certain exceptions. In February 2012, the FDA granted an orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of CF102 for the treatment of HCC. Subsequently, in October 2015, the EMA granted CF102 orphan drug designation for the treatment of HCC. See “Item 4. Information on the Company—B. Business Overview—CF102”.

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

D. Property, Plants and Equipment.

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company, that pursuant to a verbal agreement expires on December 31, 2015.The Petah-Tikva headquarters consists of approximately 300 square meters of space with eight parking spaces. Lease payments are approximately NIS 20,447, or $5,243, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses both our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases and sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed CF101 (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals, or Cipher, for the Canadian market, and (iii) for the treatment of ophthalmic diseases to Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market. Our license with NIH expired in June 2015 with the expiration of certain patents. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

In August 2015, we entered into an agreement with Japan-based Seikagaku Corporation, or SKK, terminating its license agreement with us. SKK informed us that it is strategically focused on expanding its core research and development activities in the field of glyco-science. Under the license agreement, SKK was granted a license for the use, development and marketing of CF101 in Japan with respect to inflammatory indications, except for ophthalmic disease indications. The termination agreement provides, among other things, that all licenses and rights granted to SKK terminate and all clinical and non-clinical studies conducted by SKK shall be transferred free of charge to us. Over the life of the license, we received an aggregate of approximately $8.5 million from SKK.

Our product candidates, CF101, CF102 and CF602 are being developed to treat several autoimmune-inflammatory, oncological, ophthalmic and sexual dysfunction indications. CF101 is in various stages of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. CF101 is also being developed by OphthaliX for the treatment of ophthalmic indications, including glaucoma and uveitis. CF102 is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Recently, CF102 was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). CF102 is also being developed for the treatment of non-alcoholic steatohepatitis, or NASH, following our recently concluded study which revealed compelling pre-clinical data on CF102 in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown proof of concept in pre-clinical pharmacological studies. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) awaiting approval of a Phase III protocol that we filed with the EMA for CF101 in the treatment of RA during the first quarter of 2016 with study initiation anticipated in the second or third quarter of 2016, (ii) completing the design of our Phase III study protocol for CF101 in the treatment of psoriasis which we plan to file with the EMA in the first half of 2016 and anticipate study initiation in the fourth quarter of 2016, (iii) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the second half of 2016, (iv) planning to file a Phase II study protocol with institutional review boards, or IRBs, for our first human clinical study of CF102 in the treatment of NASH, a new indication identified by us for our liver cancer drug, and (v) conducting further preclinical work with respect to the development of CF602 for the submission of an IND to the FDA during the fourth quarter of 2016. OphthaliX is currently: (i) in the final stages of a Phase II trial with respect to the development of CF101 for the treatment of glaucoma or related syndromes of ocular hypertension having completed patient enrollment and expects to report data in the second quarter of 2016; and (ii) planning on initiating a Phase II study of CF101 for the treatment of uveitis.

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2015, we had an accumulated deficit of approximately NIS 322.9 million ($82.7 million). Although we have begun to recognize revenues in connection with our out-licensing agreements with SKK, KD and Cipher, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under the licensing arrangements with SKK and KD. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2015, we had approximately $16.9 million, or NIS 66 million, of cash and cash equivalents based on the exchange rate reported by the Bank of Israel as of December 31, 2015.

Revenues

Our revenues to date have been generated primarily from payments under our licensing arrangements with Cipher, KD and SKK. Under the Distribution and Supply Agreement with Cipher we received CDN$1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for CF101 and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or RA, and (ii) CDN $1 million upon the second approved indication for either psoriasis or RA. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of CF101 in Canada and reimbursement for the cost of manufacturing CF101. We are also entitled to a royalty payment for any authorized generic of CF101 that Cipher distributes in Canada. Under the Kwang Dong Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. Under the recently terminated SKK license agreement we received an aggregate of approximately $8.5 million from SKK. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the terms of the Kwang Dong Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. Certain payments we have received from SKK and KD have been subject to a 10% and 5% withholding tax in Japan and Korea, respectively, and certain payments we may receive in the future, if at all, may also be subject to the same withholding tax in Korea. Receipt of any milestone payment under our out-licensing agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We expect our revenues for the next several years, if any, to be derived primarily from payments under our current out-license agreements and our public capital raising activities, as well as additional collaborations that we may enter into in the future with respect to our drug candidates.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
CF 101	Preparing for a Phase III study in RA	Awaiting approval of a Phase III protocol that we filed with the EMA during the first quarter of 2016 with study initiation anticipated in the second or third quarter of 2016
	Completing design of Phase III study in psoriasis	Planning to file a Phase III protocol with the EMA in first half of 2016; patient enrollment anticipated in fourth quarter of 2016
	Ongoing Phase II in Glaucoma (via OphthaliX)	Top line results are expected in second quarter of 2016
CF 102	Phase II in HCC	Completion of patient enrollment in first half of 2016
	Preparing for a Phase II study in NASH	Planning to file Phase II protocol with IRBs in second quarter of 2016
CF 602	Preparing for a Phase I study in sexual dysfunction	Planning to file an IND with the FDA in fourth quarter of 2016

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2013, 2014 and 2015; and on an aggregate basis since project inception:

				Total
				Costs
	(USD in thousands)			Since
	Year Ended December 31,			Project
	2013	2014	2015	Inception
CF101	2,624	1,866	971	21,245
CF102	268	1,289	1,044	3,721
CF602	-	23	243	266

Other projects	-	18	1	19
Total gross direct project costs (1)	2,892	3,196	2,259	25,251

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

Under our licensing agreement with Eye-Fite, Eye-Fite is responsible for making payments to our licensor, the NIH, for certain patent rights relating to CF101. See “Item 10. Additional Information — Material Contracts — Out-Licensing and Distribution Agreements—Eye-Fite Agreement”.

From our inception through December 31, 2015, we have incurred research and development expenses of approximately $61 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Financial Expense and Income

Financial expense and income consists of interest earned on our cash and cash equivalents; bank fees and other transactional costs; expense or income resulting from fluctuations of the U.S. dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency); and fluctuations in the market value of our U.S. dollar warrants.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2015 have been translated into U.S. dollars at the representative rate of exchange on December 31, 2015 (U.S. $1 = NIS 3.902). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

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

Revenue Recognition

We generate income from a distribution agreement with Cipher. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. Such income comprises of upfront license fees, milestone payments and potential royalty payments.

We identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

We recognize revenue in accordance with IAS 18, "Revenue" pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has "stand-alone value" to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price.

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). We estimate these services will spread over a period of 24 quarters beginning March 2015.

Revenues from milestone payments:

Contingent payments related to milestones will be recognized immediately upon satisfaction of the milestone and contingent payments related to royalties will be recognized in the period that the related sales have occurred.

Revenues from royalties:

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

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

Liability Related to Certain Warrants

The fair value of the liability for warrants exercisable into shares issued to investors in connection with our financings to date was calculated using the Black-Scholes-Merton option-pricing model. We accounted for these warrants as liabilities due to the dollar exercise price terms and in accordance with IAS 39, measured at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in our statement of comprehensive loss as financial income or expense.

Fair value for each reporting period was calculated based on the following assumptions:

1.	Risk-free interest rate - based on yield rated of non-index linked U.S. Federal Reserve treasury bonds.

2.	Expected volatility - was calculated based on our actual historical stock price movements over a term that is equivalent to the expected term of the option.

3.	Expected life - the expected life was based on the expiration date of the warrants.

4.	Expected dividend yield - was based on the fact that we have not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

Our net loss for the year ended December 31, 2015 and 2014 included finance income in the amount of NIS 6,913 thousand and NIS 2,971, respectively, in connection with the above-mentioned warrants.

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

IAS 7-Statement of Cash Flows:

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows. This standard requires additional disclosures regarding financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. We plan to include the necessary disclosures in the financial statements when applicable.

IFRS 15-Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services. IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are evaluating the possible impact of IFRS 15 but are presently unable to assess its effect, if any, on the financial statements.

IFRS 16-Leases:

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods as of January 1, 2019, with early adoption permitted. We have not yet commenced examining the effects of adopting the standard on the financial statements.

U.S. Registered Direct Offerings

On December 8, 2014, we sold to certain institutional investors an aggregate of 1,797,753 ADSs in a registered direct offering at $4.45 per share resulting in gross proceeds of $8,000,000. In addition, we issued to the investors unregistered warrants to purchase 898,877 ADSs in a private placement. The warrants may be exercised at any time for a period of five years from issuance and have an exercise price of $4.45 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $762,500 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 89,888 ADS, exercisable for five years from issuance, at an exercise price of $4.45 per ADS, subject to adjustment as set forth therein.

On September 21, 2015, we sold to certain institutional investors an aggregate of 2,068,966 ADSs in a registered direct offering at $4.35 per ADS resulting in gross proceeds of $9,000,002. In addition, we issued to the investors unregistered warrants to purchase 1,034,483 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $5.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $792,379 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 103,448 ADS on the same terms as the warrants except they have a term of five years.

On October 15, 2015, we sold to certain institutional investors providing for the issuance of an aggregate of 1,109,196 ADSs in a registered direct offering at $4.35 per ADS resulting in gross proceeds of approximately $4,825,000. In addition, we issued to the investors unregistered warrants to purchase 443,678 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $5.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $524,621 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 55,460 ADS on the same terms as the warrants except they have a term of five years.

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

Israeli Public Offering

On February 5, 2013, we completed the sale in Israel of 7,477 units, each consisting of 400 of our ordinary shares, 5,000 Series 10 Warrants to purchase 200 ordinary shares and 5,000 Series 11 Warrants to purchase 200 ordinary shares, for an aggregate of 2,990,800 ordinary shares, 37,385,000 Series 10 Warrants to purchase 1,495,400 ordinary shares and 37,385,000 Series 11 Warrants to purchase 1,495,400 ordinary shares. In addition, we issued 1,682,000 Series 10 Warrants to purchase 67,280 ordinary shares to the underwriters of the offering. The purchase price in the offering was NIS 3,544 per unit ($960.17 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.691 to $1.00), for an aggregate purchase price for all units of NIS 26,498,488 ($7,179,216.47 using the same exchange rate). After the payment of sales commissions, we received net proceeds from the offering of NIS 23,926,000 ($6,402,000).

On October 23, 2013, we completed the sale in Israel of 3,675 units, each consisting of 500 of our ordinary shares and 375 Series 12 Warrants to purchase 375 ordinary shares, for an aggregate of 1,837,500 ordinary shares and 1,378,125 Series 12 Warrants to purchase 1,378,125 ordinary shares. The purchase price in the offering was NIS 5,800 per unit ($1,648 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.52 to $1.00), for an aggregate purchase price for all units of NIS 21,315,000 ($6,055,398 using the same exchange rate). After the payment of sales commissions, we received net proceeds from the offering of NIS 20,138,000 ($5,721,000).

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

We also issued 12,168,000 Series 9 Warrants exercisable for 486,720 of our ordinary shares in this offering. In accordance with IFRS, we allocated a portion of the consideration received from the Series 9 Warrants based on their market value at the time. The consideration allocated to the Series 9 Warrants is generally reflected in shareholders’ equity due to the fact that the exercise price of such warrants is fixed. The Series 9 Warrants have a fixed exercise price of 21.25 NIS per ordinary share. The Series 9 Warrants expired on May 1, 2015.

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

We issued 39,067,000 Series 10 Warrants exercisable for 1,562,680 of our ordinary shares in the offering. The Series 10 Warrants had an exercise price of 0.394 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and following extension are set to expire on October 30, 2016.

We also issued 37,385,000 Series 11 Warrants exercisable for 1,495,400 of our ordinary shares in the offering. The Series 11 Warrants have an exercise price of 0.392 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and are set to expire on April 30, 2016.

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

As of March 29, 2016, other than Series 6, Series 7, Series 8 and Series 9 Warrants that have expired, 25,000 Series 10 Warrants to purchase 1,000 ordinary shares were exercised on December 26, 2013 for an aggregate exercise price of NIS 9,850 and 12,500 Series 11 Warrants to purchase 500 ordinary shares were exercised on December 26, 2013 for an aggregate exercise price of NIS 4,900, none of the foregoing warrants have been exercised.

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

A. Results of Operations

Comparison of the Year Ended December 31, 2015 to Year Ended December 31, 2014

Revenues

In the year ended December 31, 2015, we recorded revenues of NIS 0.64 million. We did not record any revenues during the year ended December 31, 2014. The increase in revenue was due to the recognition of a portion of the NIS 5.14 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher.

Research and development expenses

Research and development expenses for the year ended December 31, 2015 were NIS 15.05 million, a decrease of NIS 1.15 million, or 7.1%, compared to NIS 16.20 million for the year ended December 31, 2014. Research and developments expenses for the year ended 2015 comprised primarily of expenses associated with the Phase II study for CF102 as well as expenses for ongoing studies of CF101. The decrease is primarily due to the completion of the Phase II/III psoriasis study during the first quarter of 2015 and a decrease in the scope of the non-clinical expenses during the year ended 2015 as compared to the parallel period in 2014. We expect that the research and development expenses will increase through 2016 and beyond.

General and administrative expenses

General and administrative expenses were NIS 10.63 million for the year ended December 31, 2015 and NIS 11.57 million for year ended December 31, 2014. The decrease is primarily due to a reduction in salary and investors and public relations expenses. We expect that general and administrative expenses will remain at the same level through 2016 and beyond.

Financial expenses, net

Financial income, net for the year ended December 31, 2015 aggregated NIS 5.29 million compared to financial income, net of NIS 3.27 million for the same period in 2014. The increase in financial income, net in the year ended 2015 was mainly due to a decrease in the fair value of warrants that are accounted as financial liability.

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

General and administrative expenses

General and administrative expenses were NIS 11.57 million for the year ended December 31, 2014 and NIS 15.92 million for year ended December 31, 2013. This decrease was primarily due to a decrease in investor relations expenses, share based payments, salaries and professional services. We expect that general and administrative expenses will remain at the same level through 2015 and beyond.

Financial income, net

We recognized net financial income of NIS 3.27 million for year ended December 31, 2014, and NIS 0.51 million for the year ended December 31, 2013. The increase in the financial income, net is mainly due to a decrease in the fair market value of the warrants exercisable into shares and also the increase in the exchange rate of the USD against the NIS.

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At December 31, 2015, we had approximately NIS 66.03 million ($16.9 million) in cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. During the first quarter of 2015, we received approximately NIS 5.14 million ($1.3 million) from Cipher, as upfront payment for entering into the distribution agreement with Cipher and in September and October 2015, we raised approximately NIS 48.33 million ($12.5 million) in registered direct offerings.

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

Net cash used in operating activities was NIS 18.2 million for the year ended December 31, 2015, compared with net cash used in operating activities of NIS 28.6 million and NIS 30.1 million for the years ended December 31, 2014 and 2013, respectively. The NIS 10.4 million decrease in the net cash used in operating activities during 2015, compared to 2014, was primarily the result of a decrease in loss and an increase in deferred revenues. The NIS 1.5 million decrease in the net cash used in operating activities during 2014, compared to 2013, was primarily the result of a decrease in loss offset by an increase in accounts receivable and a decrease in trade payables and other payables, which increased in the year before.

Net cash used in investing activities for the year ended December 31, 2015 was NIS 0.17 million compared to net cash used in investing activities of NIS 0.04 million for the year ended December 31, 2014 and net cash used in investing activities of NIS 0.04 million for the year ended December 31, 2013. The changes in cash flows from investing activities are immaterial.

Net cash provided by financing activities was NIS 48.3 million for the year ended December 31, 2015, compared to net cash provided by financing activities of NIS 44.7 million for the year ended December 31, 2015 and NIS 46 million for the year ended December 31, 2013. The NIS 3.6 million increase in the net cash provided by financing activities during 2015, compared to 2014, was primarily due to issuance of shares and warrants, net of issuance expenses. The NIS 1.3 million decrease in the net cash provided by financing activities during 2014, compared to 2013, was primarily due to sale of treasury shares in 2013.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of March 29, 2016, will be sufficient to fund our projected cash requirements at least through for the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

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

F. Contractual Obligations.

The following table summarizes our significant contractual obligations in NIS at December 31, 2015:

	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Contractual Obligations

NIH milestones(1)	1,658,350	1,658,350	-	-	-
Leiden University milestones(2)	339,744	42,468	297,276	-	-
Car lease obligations	263,232	133,945	129,287	-	-
Severance pay	630,000	-	-	-	630,000

Total	2,863,742	1,831,315	402,427	-	630,000

(1)	Includes $425,000 in milestone payments.

(2)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth the members of our senior management and Board of Directors:

Member	Position	Age
Ilan Cohn, Ph.D.	Chairman of the Board	60

Pnina Fishman, Ph.D.	Chief Executive Officer, Director	67

Motti Farbstein	Chief Operating and Financial Officer	52

Guy Regev	Director	47

Abraham Sartani, M.D.	Director	68

Gil Oren	Director, Audit Committee and Compensation Committee member	63

Israel Shamay	Director, Audit Committee and Compensation Committee member	52

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

B. Compensation.

Compensation of Executive Officers and Directors

The following table presents in the aggregate all compensation we paid to all of our executive officers and directors as a group for the year ended December 31, 2015. This amount does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

Salaries, fees, commissions and bonuses and options (NIS in Thousands)
All executive officers and directors as a group, consisting of 7 persons	3,072

The following table sets forth information with respect to the options granted to the members of our executive officers and directors for the year ended December 31, 2015.

Name	Date of Grant	Purchase Price (in NIS)	Number of Options	Vesting Period	Expiration Date	Total Benefit (in NIS)	Benefit recognized in 2015 (in NIS)
Pnina Fishman	22/10/15	3.573	200,000	1/12 per quarter	22/10/25	1,039,771	196,964

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 48,869 (approximately $12,524), and payment of NIS 3,265 (approximately $837) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

Although as a public company with shares listed only on the TASE and NYSE MKT, we are exempt from complying with the requirements of the Israeli law that require the disclosure of the compensation, on an individual basis, of a company's five most highly compensated office holders (as defined in the Companies Law), we have elected to provide such information in our annual reports. Accordingly, the following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2015.

Name and Position	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
	(NIS in thousands)
Pnina Fishman Chief Executive Officer	1,128	(1)	-	197	55	1,380
Motti Farbstein Chief Financial Officer	930	(2)	99	38	49	1,116
Gil Oren Director	154	(3)	-	10	-	164
Guy Regev External Director	154	(3)	-	-	-	154
Israel Shamay External Director	148	(3)	-	-	-	148

(1)	Amount represents consulting fee.

(2)	Salary includes Mr. Farbstein’s gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2015 with respect to all options granted to such person.

(5)	Amount represents cost of use of company car.

Employment and Consulting Agreements

We have entered into employment or consulting agreements with our executive officers, certain of our directors and key service providers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of proprietary information and inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

The following are summary descriptions of certain agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F.

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 103,200 which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 29, 2016, we have granted her options to purchase an aggregate of 744,443 ordinary shares, of which (i) 241,613 were exercised into ordinary shares, (ii) 4,890,760 options to purchase 195,630 ordinary shares have an exercise price of NIS 0.50 per option, are fully vested and expire on August 23, 2016, (iii) 2,680,000 options to purchase 107,200 ordinary shares have an exercise price of NIS 0.644 per option, are fully vested and expire on January 13, 2021, and (iv) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share, vesting on a quarterly basis over three years commencing October 22, 2015, and expire on October 22, 2025.

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

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 29, 2016, we have granted him options to purchase an aggregate of 114,195 ordinary shares, of which (i) options to purchase ordinary shares were exercised into 1,133 ordinary shares, (ii) options to purchase 12,887 ordinary shares expired, (iii) 554,387 options are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option, are fully vested, and expire on November 26, 2018, (iii) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option, are fully vested, and expire on May 2, 2022, (iv) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option, vesting on a quarterly basis over four years commencing March 21, 2013, and expire on March 20, 2023, (v) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option, vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (vi) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per ordinary shares, vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026.

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

Reinhold Cohn and Partners: Reinhold Cohn and Partners, an Israeli partnership, of which Ilan Cohn, Ph.D. is a partner provides intellectual property services to us in the ordinary course of business.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the Board of Directors. Our board has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On October 22, 2015, at an annual general meeting of our shareholders, Pnina Fishman, Ilan Cohn, Avi Sartani, and Guy Regev were re-elected to serve as directors for a term expiring at our next annual general meeting of shareholders and until his or her respective successor is duly elected. On July 14, 2014, at an annual general meeting of our shareholders Gil Oren was re-elected to serve as one of our external directors for an additional three-year term ending July 9, 2017. On December 31, 2014, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 30, 2017 as one of our external directors. Israel Shamay may be re-elected for another two three-year terms. Gil Oren may not be re-elected to serve as an external director as he was elected for three terms, the maximum term according to the provisions of the Israeli Companies Law. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

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

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the Company, other than by virtue of being an office holder, but there is a presumption that a shareholder holding 25% of the shares of the Company is regarded as a controlling shareholder. A person may not serve as an external director of a company if (i) such person is a relative of a controlling shareholder of a company or (ii) at the date of such person’s appointment or within the prior two years, such person, such person’s relative, partner, employer or any entity under such person’s control or anyone to whom such person is subordinate, whether directly or indirectly, has or had any affiliation with (a) the company, (b) the controlling shareholder at the time of such person’s appointment or (c) any entity that is either controlled by the company or under common control with the company at the time of such appointment or during the prior two years. If a company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then a person may not serve as an external director if, such person or such person’s relative, partner, employer or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the chairman of our board of directors, chief executive officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the chief financial officer of the company.

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

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority, or ISA, or of the TASE. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with regulations promulgated under the Israeli Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. If, at the time an external director is appointed, all current members of the board of directors not otherwise affiliated with the company are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

The Israeli Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (i) meets the independence requirements of the Securities Exchange Act of 1934, as amended, (ii) meets the standards of the NYSE MKT rules for membership on the audit committee and (iii) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in our financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (ii) the director either holds an academic degree in any other field or has completed another form of higher education in our primary field of business or in an area which is relevant to the office of an external director; or (iii) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business; (b) a senior position in our primary field of business; or (c) a senior position in public administration. Gil Oren, who is one of our external directors, meets the required qualifications and has financial and accounting expertise as required by the Israeli Companies Law, while Guy Regev, and independent director, also meets the required qualifications and has financial and accounting expertise as required by the Israeli Companies Law.

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

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee must each include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than compensation and reimbursement of expenses pursuant to applicable regulations promulgated under the Israeli Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

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

Under the Israeli Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices and amend such deficiencies, (ii) determining whether certain related party transactions (including transactions in which an office holder has a personal interest) should be deemed as material or extraordinary, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis) (see "—Approval of related party transactions under Israeli Law"), (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (vi) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vii) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (viii) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

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

The compensation policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an "interested party" in the proposed resolution, or that shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the compensation policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the compensation policy is in the best interest of the company. The compensation policy is required to be brought before the shareholders of the Company once every three years for approval.

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

The Compensation Policy was approved by the general meeting of shareholders on January 6, 2014 after discussions and recommendation of the compensation committee and approval by the Board of Directors. Moreover, the approval of the compensation committee is required in order to approve terms of office and/or employment of office holders.

Mr. Gil Oren is the chairman of our compensation committee. Mr. Israel Shamay and Mr. Guy Regev serve as the other members of our compensation committee.

Under Amendment no. 27 to the Israeli Companies Law, which became effective as of February 17, 2016, the audit committee of an Israeli public company which has been established and conducts itself also in accordance with provisions governing the composition of the compensation committee as set forth in the Israeli Companies Law, may act in lieu of a compensation committee with respect to the responsibilities of a compensation committee which are set forth in the Israeli Companies Law.

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

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, (iii) an undertaking to indemnify or insure an office holder who is not a director, or (iv) for matters considered an undertaking concerning the terms of compensation of an office holder who is not a director, including, an undertaking to indemnify or insure such office holder, then approval by the audit committee is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

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

D. Employees.

As of December 31, 2015, we had seven employees, three of whom were employed in management and administration, three of whom were employed in research and development and two of whom were employed in management, research and development. All of these employees were located in Israel. As of December 21, 2014, we had nine employees.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 29, 2016 by the members of our senior management, Board of Directors and 5% or more beneficial owners, individually and as a group. The beneficial ownership of ordinary shares is based on the 27,672,901 ordinary shares outstanding as of March 29, 2016 (which excludes 446,827 ordinary shares held in treasury) and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 29, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management
Ilan Cohn, PhD. Chairman of the Board	214,852	(1)	*
Pnina Fishman, PhD. Chief Executive Officer and Director	599,603	(2)	2.1%
Motti Farbstein Chief Operating Officer	37,433	(3)	*
Guy Regev Director	54,240	(4)	*
Abraham Sartani, Ph.D. Director	11,733	(5)	*
Gil Oren Director	5,833	(6)	*

Directors and Executive Officers as a group (6 persons)	923,694		3.3%

*	Denotes less than 1%

(1)	Represents (i) 133,567 ordinary shares, and (ii) 2,032,136 unregistered options to purchase 81,285 ordinary shares at an exercise price of NIS 1.247 per option and expire on March 20, 2017. All such warrants and options are fully vested.

(2)	Represents (i) 263,433 ordinary shares, (ii) 7,570,761 unregistered options to purchase 302,830 ordinary shares, of which 4,890,761 options have an exercise price of NIS 0.50 per option and expire on August 23, 2016 and 2,680,000 options have an exercise price of NIS 0.644 per option and expiring on January 13, 2021 and (iii) 200,000 unregistered options to purchase 33,340 ordinary shares at an exercise price of NIS 3.573 per option and expire on October 22, 2025. Excludes 166,660 unregistered options to purchase 166,660 ordinary shares that vest in more than 60 days from March 29, 2016.

(3)	Includes (i) 1,133 ordinary shares, (ii) 735,637 unregistered options to purchase 29,425 ordinary shares, of which (1) 554,387 are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (3) 81,250 are exercisable into 3,250 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (iii) (1) 3,125 unregistered options to purchase 3,125 ordinary shares at an exercise price of NIS 8.1205 per option and expire on March 18, 2025, (2) 3,750 unregistered options to purchase 3,750 ordinary shares at an exercise price of NIS 4.317 per option and expire on February 18, 2026. Excludes 18,750 unregistered options to purchase 750 ordinary shares and 63,125 unregistered options to purchase 63,125 ordinary shares that vest in more than 60 days from March 29, 2016.

(4)	Represents (i) 24,240 ordinary shares, (ii) 250,000 registered warrants (Series 10) to purchase 10,000 ordinary shares at an exercise price of NIS 0.394 per warrant and expire on October 31, 2016, (iii) 250,000 registered warrants (Series 11) to purchase 10,000 ordinary shares at an exercise price of NIS 0.392 per warrant and expiring on April 30, 2016, and (iv) 250,000 unregistered options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on May 2, 2023. All such warrants and options are fully vested.

(5)	Represents 293,305 unregistered options to purchase 11,733 ordinary shares, of which 193,305 are exercisable into 7,732 ordinary shares at an exercise price of NIS 0.45 per option and expire on August 23, 2016, and 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on August 14, 2022. All such options are fully vested.

(6)	Represents 5,833 unregistered options to purchase 5,833 ordinary shares at an exercise price of NIS 12 per option and expire on July 14, 2024. Excludes 4,167 unregistered options to purchase 4,167 ordinary shares that vest in more than 60 days from March 29, 2016.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 12b of our consolidated financial statements, included in “Item 18. Financial Statements.”

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

As of December 31, 2015, we have granted to employees, directors and consultants options that are outstanding to purchase up to 798,579 ordinary shares, par value NIS 0.25, pursuant to the 2003 and 2013 share option plans, or the 2003 and 2013 Plans, and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2015, 13,714,570 options to purchase 548,579 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of December 31, 2015, options to purchase 543,579 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 3.573 and NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 966,634 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2015, 250,000 options to purchase 250,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a three year period. As of December 31, 2015, options to purchase 14,166 ordinary shares, par value NIS 0.25, were fully vested.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

To our knowledge, as of March 29, 2016 there were approximately six shareholders of record with a United States address which held 27,392 ordinary shares, directly or represented by ADSs, representing in the aggregate approximately 0.1% of our then outstanding shares of common stock. These numbers are not representative of the number of beneficial holders of our ordinary shares.

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

Legal Matters

Except as set forth below, we are not involved in any legal or arbitration proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, CF101. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million. On November 27, 2015 and December 1, 2015, we filed a motion to dismiss the action in part and on March 31, 2016, we filed a response to the lawsuit. We strongly believe the lawsuit and its allegations to be baseless and without merit, and will vigorously defend this action.

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

B. Significant Changes

See “Note 22:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2015.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts were calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. As of December 31, 2015, we had 27,672,901 ordinary shares outstanding (which excludes 446,827 ordinary shares held in treasury). See “Item 10—Additional Information—Memorandum and Articles of Association” for a detailed description of the rights attaching to the shares.

We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

	NIS		U.S.$
	Price Per Ordinary Share (1)		Price Per Ordinary Share (1)
	High	Low	High	Low
Annual:
2015	10.990	2.947	2.735	0.760
2014	11.140	4.495	3.198	1.175
2013	15.600	6.217	4.453	1.725
2012	12.400	7.325	3.225	1.800
2011	23.000	9.125	6.350	2.450

Quarterly:
Fourth Quarter 2015	9.519	5.216	2.482	1.336
Third Quarter 2015	10.020	2.947	2.543	0.760
Second Quarter 2015	5.800	4.145	1.498	1.055
First Quarter 2015	10.990	4.554	2.735	1.144
Fourth Quarter 2014	9.350	4.495	2.341	1.175
Third Quarter 2014	7.068	6.023	1.985	1.634
Second Quarter 2014	10.480	6.018	3.018	1.749
First Quarter 2014	11.140	8.683	3.198	2.482

Most Recent Six Months:
March 2016 (through March 29, 2016)	5.700	4.261	1.484	1.09
February 2016	4.586	3.835	1.174	0.986
January 2016	5.841	3.832	1.497	0.962
December 2015	6.999	5.593	1.804	1.449
November 2015	6.902	5.216	1.780	1.336
October 2015	9.519	5.939	2.482	1.534
September 2015	10.020	3.374	2.543	0.864

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 29, 2016, the last reported sales price of our ordinary shares on the TASE was NIS 5.076 per share, or $1.327 per share. On March 29, 2016, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.826 as reported by the Bank of Israel.

For information with respect to our warrants, see “Item 5. Operating and Financial Review and Prospects—Warrants”.

ADSs

On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE MKT under the symbol “CANF.” As of December 31, 2015, we had 6,269,707 ADSs outstanding. One ADS represents two ordinary shares. See “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares” for a description of the rights attaching to the ADSs.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTC and Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS (1)
	High	Low
Annual:
2015	5.54	1.61
2014	6.50	2.41
2013	8.60	3.30
2012 (from October 2, 2012)	5.50	4.74

Quarterly:
Fourth Quarter 2015	4.66	2.64
Third Quarter 2015	5.24	1.61
Second Quarter 2015	3.29	1.95
First Quarter 2015	5.54	2.20
Fourth Quarter 2014	4.80	2.41
Third Quarter 2014	4.21	3.21
Second Quarter 2014	6.10	3.49
First Quarter 2014	6.50	4.85

Most Recent Six Months:
March 2016 (through March 29, 2016)	2.93	2.16
February 2016	2.32	1.95
January 2016	2.85	1.99
December 2015	3.55	2.86
November 2015	3.50	2.64
October 2015	4.66	2.98
September 2015	5.24	1.68

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 29, 2016, the last reported sales price of our ADSs on the NYSE MKT was $2.72 per share.

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

Shareholder Meetings

Under Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law and our Articles of Association provide that our Board of Directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of our Board of Directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

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

The transactions were consummated pursuant to a series of agreements that we executed on November 21, 2011 with OphthaliX to spin-off our activity in the ophthalmology field to OphthaliX, or the Spin-Off Agreements. Prior to entering into the Spin-Off Agreements, we obtained a pre-ruling from the Israeli Tax Authority which prohibits us from selling more than 10% of the OphthaliX common stock that we hold until at least November 21, 2013. If we sell any of such shares prior to such date, we will be subject to a significant tax by the Israeli Tax Authority. As of December 31, 2015, we did not sell any of such shares.

Spin-Off Agreements

Pursuant to the Spin-Off Agreements, we formed Eye-Fite as a wholly-owned subsidiary of ours and transferred to all of the issued and outstanding share capital of Eye-Fite to OphthaliX, such that Eye-Fite became a wholly-owned subsidiary of OphthaliX. In consideration for the transfer of Eye-Fite, OphthaliX issued us 8,000,000 shares of OphthaliX common stock, which represented 86.7% of the issued and outstanding share capital of OphthaliX. In addition to the 8,000,000 shares of OphthaliX common stock that were issued to us in consideration for the transfer of Eye-Fite, we also acquired (i) 466,139 shares of OphthaliX common stock that were issued to us in exchange for 714,922 of our ordinary shares, which reflected a price of $5.148 per share of OphthaliX common stock, and (ii) 97,113 shares of OphthaliX common stock that were issued to us as consideration for our investment of $500,000 in OphthaliX, also at a price of $5.148 per share of OphthaliX common stock. We were also granted 1,267,316 warrants exercisable for 281,626 shares of OphthaliX common stock. Such warrants have an exercise price of US$7.74 per share and expire on November 20, 2016. As of March 29, 2016, none of the warrants had been exercised.

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

In February 2013, we sent a formal letter to OphthaliX, which has been updated periodically (most recently in August 2015), agreeing to defer payments owed to us under the Services Agreement beginning on January 31, 2013 until the completion of fundraising by OphthaliX sufficient to cover such deferred payments. As of December 31, 2015, the deferred payments to us totaled approximately $3,690,000. In addition, in August 2015, we issued a financial support letter pursuant to which we committed to cover any shortfall in OphthaliX’s costs and expenses of the operations which are in excess of our available cash to finance its operations, including cash generated from any future sale of Can-Fite shares held by OphthaliX. Both letters expire in October 2016 and any related balance bears interest at a rate of 3% per annum.

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

We believe that we may be a PFIC during 2015 although we have not determined whether we will be a PFIC in 2016, or in any subsequent year, our operating results for any such years may cause us to be a PFIC.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Registered Direct Offering

The effective date of the registration statement, File No. 333-199033, on Form F-3 was October 21, 2014. In a registered direct offering that closed on December 8, 2014, we sold an aggregate of 1,797,753 ADSs at $4.45 per share for aggregate gross proceeds of $8,000,000. In addition, the investors received unregistered warrants to purchase 898,877 ADSs. The warrants may be exercised at any time for a period of five years from issuance and have an exercise price of $4.45 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

H.C. Wainwright & Co., LLC acted as placement agent and Roth Capital Partners LLC acted as a financial advisor in connection with the offering.

The total expenses of the offering, including placement agent fees were approximately $0.8 million. The net proceeds that we received from the offering were approximately $7.2 million.

From the closing until December 31, 2015, we have used the net proceeds from the offering, in the amount of approximately $4.1 million for research and development expenses, working capital and other general corporate purposes. The balance is held in cash and cash equivalents.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, except as employee/consultant compensation and general and administrative expenses.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2015. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2015

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2014	2015
Services Rendered	(in thousands of NIS)
Audit (1)	370	370
Audit related services (2)	29	19
Tax	-	-
All other fees (3)	32	9
Total	431	398

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	All other fees consist of consulting services related to compensation and risk management.

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

AS OF DECEMBER 31, 2015

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated statements of financial position of Can-Fite Biopharma Ltd. and its subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 31, 2016	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2015	2015	2014
	Note	USD	NIS
		Note 2.c.2
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		16,921	66,026	36,091
Accounts receivable and prepaid expenses	5	620	2,419	3,417

Total current assets		17,541	68,445	39,508

NON-CURRENT ASSETS:
Lease deposit		7	27	26
Property, plant and equipment, net	6	61	236	133

Total long-term assets		68	263	159

Total assets		17,609	68,708	39,667

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2015	2015	2014
	Note	USD	NIS
		Note 2.c.2
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		462	1,803	1,024
Deferred revenues	10.b.2	220	857	-
Other accounts payable	7	1,097	4,279	4,750

Total current liabilities		1,779	6,939	5,774

NON-CURRENT LIABILITIES:
Warrants exercisable into shares	8d	4,286	16,725	6,969
Deferred revenues	10.b.2	933	3,641	-
Severance pay, net	9	162	630	224

Total Long-term liabilities		5,381	20,996	7,193

CONTINGENT LIABILITIES AND COMMITMENTS	10

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11
Share capital		1,802	7,030	5,441
Share premium		85,308	332,873	301,787
Capital reserve from share-based payment transactions		4,943	19,288	17,153
Warrants exercisable into shares (Series 9-12)		2,302	8,983	9,652
Treasury shares, at cost		(930)	(3,628)	(3,628)
Accumulated other comprehensive loss		(359)	(1,401)	(1,015)
Accumulated deficit		(82,746)	(322,876)	(304,150)

Total equity attributable to equity holders of the company		10,320	40,269	25,240

Non-controlling interests		129	504	1,460

Total equity		10,449	40,773	26,700

Total liabilities and equity		17,609	68,708	39,667

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2015	2015	2014	2013
	Note	USD	NIS
		Note 2.c.2

Revenues	10.b.2	165	643	-	-

Research and development expenses	13	3,858	15,052	16,200	15,390
General and administrative expenses	14	2,725	10,633	11,573	15,922

Operating loss		6,418	25,042	27,773	31,312

Financial expenses	15	564	2,203	1,228	892
Financial income	15	(1,920)	(7,492)	(4,500)	(1,401)

Loss before taxes on income		5,062	19,753	24,501	30,803
Taxes on income	17	4	17	23	9

Net loss		5,066	19,770	24,524	30,812

Other comprehensive loss:

Adjustments arising from translating financial statements of foreign operations		-	1	939	206
Remeasurement loss (gain) from defined benefit plans		99	385	94	49

Total other comprehensive loss		99	386	1,033	255

Total comprehensive loss		5,165	20,156	25,557	31,067

Net loss Attributable to:
Equity holders of the Company		4,799	18,726	23,759	29,049
Non-controlling interests		267	1,044	765	1,763

		5,066	19,770	24,524	30,812

Total comprehensive loss attributable to:
Equity holders of the Company		4,898	19,112	24,623	29,267
Non-controlling interests		267	1,044	934	1,800

		5,165	20,156	25,557	31,067

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	16	0.21	0.81	1.35	2.12

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share- based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	NIS

Balance as of January 1, 2013	2,734	233,754	15,279	669	(5,805)	67	(251,342)	(4,644)	1,999	(2,645)

Net loss	-	-	-	-	-	-	(29,049)	(29,049)	(1,763)	(30,812)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(169)	-	(169)	(37)	(206)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(49)	-	(49)	-	(49)

Total comprehensive loss	-	-	-	-	-	(218)	(29,049)	(29,267)	(1,800)	(31,067)

Exercise of unlisted share options	87	-	-	-	-	-	-	87	-	87
Exercise of warrants (Series 8, Series 10 and Series 11)	1	41	-	-	-	-	-	42	-	42
Issuance of share capital and warrants (Series 12) net of issue expenses of NIS 3,749 thousands	1,206	34,083	283	2,739	-	-	-	38,311	-	38,311
Reclassification of warrants (Series 10 and Series 11)	-	-	-	6,244	-	-	-	6,244	-	6,244
Sale of treasury shares	-	(277)	-	-	2,177	-	-	1,900	(61)	1,839
Share-based payments	9	345	199	-	-	-	-	553	2,161	2,714

Balance as of December 31, 2013	4,037	267, 946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital		Share premium		Capital reserve from share- based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	NIS

Balance as of January 1, 2014	4,037		267,946		15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

Net loss	-		-		-	-	-	-	(23,759)	(23,759)	(765)	(24,524)
Adjustments arising from translating financial statements of foreign operations	-		-		-	-	-	(770)	-	(770)	(169)	(939)
Remeasurement gain (loss) from defined benefit plans	-		-		-	-	-	(94)	-	(94)	-	(94)

Total comprehensive loss	-		-		-	-	-	(864)	(23,759)	(24,623)	(934)	(25,557)

Issuance of share capital and warrants, net of issue expenses of NIS 3,845	1,390		33,522		994	-	-	-	-	35,906	-	35,906
Share-based payments	14		319		398	-	-	-	-	731	95	826
Exercise of unlisted share options	-	*)	-	*)	-	-	-	-	-	-	-	-

Balance as of December 31, 2014	5,441		301,787		17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share- based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	NIS

Balance as of January 1, 2015	5,441	301,787	17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

Net loss	-	-	-	-	-	-	(18,726)	(18,726)	(1,044)	(19,770)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(1)	-	(1)	-	(1)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(385)	-	(385)	-	(385)

Total comprehensive loss	-	-	-	-	-	(386)	(18,726)	(19,112)	(1,044)	(20,156)

Issuance of share capital and warrants, net of issue expenses of NIS 3,530	1,589	30,417	1,781	-	-	-	-	33,787	-	33,787
Expiration of warrants exercisable into shares	-	669	-	(669)	-	-	-	-	-	-
Share-based payments	-	-	354	-	-	-	-	354	88	442

Balance as of December 31, 2015	7,030	332,873	19,288	8,983	(3,628)	(1,401)	(322,876)	40,269	504	40,773

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share Premium	Capital reserve from share- based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total Equity
	USD (Note 2.c.2)

Balance as of January 1, 2015	1,394	77,342	4,396	2,474	(930)	(260)	(77,947)	6,469	374	6,843

Net loss	-	-	-	-	-	-	(4,799)	(4,799)	(267)	(5,066)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(99)	-	(99)	-	(99)

Total comprehensive loss	-	-	-	-	-	(99)	(4,799)	(4,898)	(267)	(5,165)

Issuance of share capital and warrants, net of issue expenses of USD 905 thousands	408	7,794	456	-	-	-	-	8,658	-	8,658
Expiration of warrants exercisable into shares	-	172	-	(172)	-	-	-	-	-	-
Share-based payments	-	-	91	-	-	-	-	91	22	113

Balance as of December 31, 2015	1,802	85,308	4,943	2,302	(930)	(359)	(82,746)	10,320	129	10,449

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2015	2015	2014	2013
	USD	NIS
	Note 2.c.2
Cash flows from operating activities:

Net loss	(5,066)	(19,770)	(24,524)	(30,812)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	16	64	47	58
Share-based payment	258	1,005	826	2,714
Issuance expenses related to warrants exercisable into shares	400	1,559	1,170	651
Gain from sale of property, plant and equipment	-	-	-	(6)
Increase in severance pay, net	5	21	1	12
Changes in fair value of warrants liability exercisable into shares	(1,772)	(6,913)	(3,089)	(1,309)
Exchange differences on balances of cash and cash equivalents	19	73	782	(559)

	(1,074)	(4,191)	(263)	1,561
Working capital adjustments:

Decrease (increase) in accounts receivable, prepaid expenses and lease deposit	254	996	(1,181)	(555)
Increase (decrease) in trade payable	200	779	(1,069)	(766)
Increase in deferred revenues	1,153	4,498	-	-
Increase (decrease) in other accounts payable	(121)	(471)	(1,495)	516

	1,486	5,802	(3,745)	(805)

Net cash used in operating activities	(4,654)	(18,159)	(28,532)	(30,056)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2015	2015	2014	2013
	USD	NIS
	Note 2.c.2
Cash flows from investing activities:

Purchase of property, plant and equipment	(45)	(177)	(37)	(43)
Proceeds from sale of property, plant and equipment	3	10	-	7

Net cash provided by (used in) investing activities	(42)	(167)	(37)	(36)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	12,387	48,334	44,675	44,054
Exercise of unlisted share options	-	-	- *)	87
Exercise of share warrants (Series 5, 8, 10 and 11)	-	-	-	42
Sale of treasury shares	-	-	-	1,839

Net cash provided by financing activities	12,387	48,334	44,675	46,022

Exchange differences on balances of cash and cash equivalents	(19)	(73)	(782)	559

Increase (decrease) in cash and cash equivalents	7,672	29,935	15,324	16,489
Cash and cash equivalents at the beginning of the year	9,249	36,091	20,767	4,278

Cash and cash equivalents at the end of the year	16,921	66,026	36,091	20,767

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	4	16	9	-

Cash received during the year for interest	11	41	42	31

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company's pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly trading traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE MKT under the symbol “CANF”.

b.	The Company owns 82% of a U.S. based subsidiary, OphthaliX Inc., (“OphthaliX”) which is developing the CF101 drug for treatment of ophthalmic indications under license from the Company. The license to develop this drug was transferred from the Company to OphthaliX in the context of an ophthalmic activity spinoff transaction. OphthaliX is traded in the over the counter market in the U.S. under the symbol “OPLI”.

The Company is also the sole owner of Ultratrend Limited, a private, inactive company incorporated in 2005 in the UK.

c.	During the year ended December 31, 2015, the Company incurred net losses of NIS 19,770 thousand and it had negative cash flows from operating activities in the amount of NIS 18,159 thousand as well as accumulated losses from previous years. In addition, based on the decision of the Company's board of directors, the Company has undertaken to finance OphthaliX's clinical development at least until October 9, 2016.

The Company has not yet generated any material revenues from sales of its own developed products, or license agreements, and has financed its activities by raising capital and by collaborating with multinational companies in the industry. In September and October 2015, the Company raised a net total of NIS 32,349 thousand (approximately $ 8,208 thousand) and NIS 16,410 thousand (approximately $ 4,300 thousand) respectively. For further information see Notes 11.e.1 and 11.e.2. Also in March 2015, the Company received a net total of NIS 5,141 (CAD 1,650) upfront payment according to a distribution agreement with Cipher Pharmaceuticals, Inc. (“Cipher”) for future sales in Canada. For further information see Note 10.b.2.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company's management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company's products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

d.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below)

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008) and whose accounts are consolidated with those of the Company

OphthaliX	-	OphthaliX Inc

Eye-Fite	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary)

Related parties	-	As defined in IAS 24

NIS	-	New Israeli Shekel

USD	-	U.S. dollar

	€-	European Union Euro

CAD	-	Canadian dollar

ADS	-	American Depositary Share ("ADS"). Each ADS represents 2 ordinary shares of the Company

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (i.e., subsidiaries). Control is achieved when the Company is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The effect of potential voting rights that are exercisable at the end of the reporting period is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2015 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2015 (U.S. $ 1 = NIS 3.902). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

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

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trial drug-kits which are expensed based on the percentage of completion method of the related clinical trials.

f.	Property, plant and equipment

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Laboratory equipment and Leasehold improvements	10	10

Computers, office furniture and equipment	6 - 33	33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimates. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Revenue recognition

The Company generates income from a distribution agreement with Cipher as further described in Note 10.b.2. Such income comprises of upfront license fees, milestone payments and potential royalty payments.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

The Company recognizes revenue in accordance with IAS 18, "Revenue" pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has "stand-alone value" to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price (''ESP'').

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 24 quarters beginning March 2015.

Revenues from milestone payments:

Contingent payments related to milestones will be recognized immediately upon satisfaction of the milestone and contingent payments related to royalties will be recognized in the period that the related sales have occurred.

Revenues from royalties:

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

h.	Research and development expenditures

Research expenditures are recognized in the statement of comprehensive loss when incurred.

i.	Impairment of non-financial assets

The Group evaluates the need to record an impairment of the carrying amount of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. As of December 31, 2015 and 2014, no impairment losses have been identified.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Financial instruments

1.	Financial liabilities

Financial liabilities are initially recognized at fair value.

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

A detailed analysis of the fair value measurement of financial instruments is provided in Note 8d.

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

Company shares held by OphthaliX are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

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

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

No provisions pursuant to IAS 37 have been identified.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

As for effects of the change in the type of bonds used in determining the discount rate, see Note 2q.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the binomial option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted using binomial option pricing model.

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

p.	Loss per share

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

In November 2014, the staff of the Israel Securities Authority issued Accounting Position Paper No. 21-1 regarding the existence in Israel of a deep market in high quality corporate bonds (the "Position Paper") for the purpose of determining, in accordance with IAS 19, the discount rate to be used for defined benefit obligations and other long-term benefits in the Israeli currency. According to the Position Paper, the transition from the use of yields based on Government bonds (2.34%) to market yields based on high quality corporate bonds linked to the Consumer Price Index (3.11%) should be accounted for prospectively as a change in accounting estimate.

The effects of the change in the above mentioned discount rate are immaterial.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Estimates and assumptions

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

-	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined using an acceptable option-pricing model. The model includes data as to the share price and exercise price, and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Post-employment benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. The carrying amount of the liability may be significantly affected by changes in such estimates.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair values of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

b.	Amendments to IAS 7, "Statement of Cash Flows", regarding additional disclosures of financial liabilities:

In January 2016, the IASB issued amendments to IAS 7, "Statement of Cash Flows", which require additional disclosures regarding financial liabilities. The amendments require disclosure of the changes between the opening balance and the closing balance of financial liabilities, including changes from cash flows, changes arising from obtaining or losing control of subsidiaries, the effect of changes in foreign exchange rates and changes in fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017. Comparative information for periods prior to the effective date of the amendments is not required. Early application is permitted.

The Company will include the necessary disclosures in the financial statements when applicable.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

c.	IFRS 15, "Revenue from Contracts with Customers":

In May 2014, the IASB issued IFRS 15 ("IFRS 15").

IFRS 15 replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The IFRS 15 introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when the entity satisfies a performance obligation over time or at a point in time.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach, according to which IFRS 15 will only be applied in the current period presented to existing contracts at the date of initial application. No restatement of comparative periods is required.

The Company is evaluating the possible impact of IFRS 15 but is presently unable to assess its effect, if any, on the financial statements.

d.	IFRS 16, "Leases"

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

We have not yet commenced examining the effects of adopting the standard on the financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014
	NIS in thousands

Government authorities	242	272
Prepaid expenses and others	2,177	3,145

	2,419	3,417

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2015:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2015	883	1,086	646	2,615
Purchases during the year	91	86	-	177
Sale of fixed assets	-	(10)	-	(10)

Balance at December 31, 2015	974	1,162	646	2,782

Accumulated depreciation:

Balance at January 1, 2015	851	997	634	2,482
Depreciation during the year	16	45	3	64

Balance at December 31, 2015	867	1,042	637	2,546

Depreciated cost at December 31, 2015	107	120	9	236

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Balance as of December 31, 2014:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2014	880	1,052	646	2,578
Purchases during the year	3	34	-	37

Balance at December 31, 2014	883	1,086	646	2,615

Accumulated depreciation:

Balance at January 1, 2014	844	959	632	2,435
Depreciation during the year	7	38	2	47

Balance at December 31, 2014	851	997	634	2,482

Depreciated cost at December 31, 2014	32	89	12	133

NOTE 7:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2015	2014
	NIS in thousands
Employees and payroll accruals	583	969
Accrued expenses	3,696	3,781

	4,279	4,750

NOTE 8:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2015	2014
	NIS in thousands
Financial assets:
Accounts receivable and prepaid expenses	242	272

Financial liabilities:
Trade payable	1,803	1,024
Other account payable	4,279	4,750
Deferred revenues	4,498	-
Warrants exercisable into shares	16,725	6,969

	27,305	12,743

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Financial risks factors

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

The Company's warrants exercisable into shares liability are classified as level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

NIS in thousands

Balance at December 31, 2013	-

Fair value of warrants at issuance date	9,940
Changes in values of warrants exercisable into shares liability	(2,971)

Balance at December 31, 2014	6,969

Fair value of warrants at issuance date	16,669
Changes in values of warrants exercisable into shares liability	(6,913)

Balance at December 31, 2015	16,725

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. Fair values were estimated using the following assumptions for the warrants call option (range of annualized percentages):

	December 31,
	2015	2014

Dividend yield	0	0
Expected volatility	78.98%-103.85%	57.33%-59.76%
Risk-free interest	1.1%-1.81%	1.16%-1.65%
Expected life	2.19-5.29	3.19-4.94

e.	Linkage terms of financial instruments

	December 31, 2015
	In or linked to dollar	In or linked to Euro	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	64,483	139	1,404	66,026
Accounts receivable and prepaid expenses	-	-	242	242

	64,483	139	1,646	66,268
Liabilities:

Trade payables	1,418	204	181	1,803
Other accounts payable	2,317	231	1,731	4,279
Warrants exercisable into shares	16,725	-	-	16,725

	20,460	435	1,912	22,807

Financial instruments, net	44,023	(296)	(266)	43,461

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2014
	In or linked to dollar	In or linked to Euro	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	31,412	1,613	3,066	36,091
Accounts receivable and prepaid expenses	-	-	272	272

	31,412	1,613	3,338	36,363
Liabilities:

Trade payables	767	24	233	1,024
Other accounts payable	2,509	426	1,815	4,750
Warrants exercisable into shares	6,969	-	-	6,969

	10,245	450	2,048	12,743

Financial instruments, net	21,167	1,163	1,290	23,620

f.	Sensitivity tests relating to changes in market factors

	December 31,
	2015	2014
	NIS in thousands
Sensitivity test to changes in the U.S. dollar exchange rate:

Gain (loss) from the change on financial instruments:
Increase of 10% in exchange rate	4,402	2,117
Decrease of 10% in exchange rate	(4,402)	(2,117)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 10% in market price	(2,368)	(1,213)
Decrease of 10% in market price	2,304	1,155

*	According to binomial model 10% increase in the market price of listed securities will increase the price of warrants exercisable into shares by approximately 17% and 10% decrease in the market price of listed securities will decrease the price of warrants exercisable into shares by approximately 17%.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	FINANCIAL INSTRUMENTS (Cont.)

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

NOTE 9:-	EMPLOYEE BENEFIT LIABILITIES, NET

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

a.	Expenses recognized in statement of comprehensive loss:

	Year ended December 31,
	2015	2014	2013
	NIS in thousands

Current service cost	146	134	146
Interest cost on benefit obligation	45	39	32
Expected return on plan assets	(34)	(37)	(33)

Total employee benefit expenses	157	136	145

Actual return on plan assets	12	23	77

b.	The plan liabilities, net:

	December 31,
	2015	2014
	NIS in thousands

Defined benefit obligation	(1,792)	(1,238)
Fair value of plan assets	1,162	1,014

Total liabilities, net	(630)	(224)

c.	Changes in the present value of defined benefit obligation:

	2015	2014
	NIS in thousands

Balance at beginning of year	(1,238)	(1,120)
Recognized in statement of comprehensive loss:
Interest cost	(45)	(39)
Current service cost	(146)	(134)
Recognized in other comprehensive loss:
Net actuarial loss	(363)	(80)
Other:
Benefits paid	-	135

Balance at end of year	(1,792)	(1,238)

d.	Plan assets:

1)	Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	EMPLOYEE BENEFIT LIABILITIES, NET (Cont.)

2)	The movement in the fair value of the plan assets:

	2015	2014
	NIS in thousands

Balance at beginning of year	1,014	991
Recognized in statement of comprehensive loss:
Expected return	34	37
Recognized in other comprehensive loss:
Net actuarial loss	(22)	(14)
Other:
Contributions by employer	136	135
Withdrawals from the plan	-	(135)

Balance at end of year	1,162	1,014

e.	The principal assumptions underlying the defined benefit plan:

	December 31,
	2015	2014
	%

Discount rate of the plan liability	3.04	3.11

Expected rate of return on plan assets	3.45	3.52

Future salary increases	3.50	3.50

f.	Sensitivity tests to significant changes of:

		Increase (decrease) of the plan liabilities, net
		December 31, 2015
		Increase in	Decrease in
	Rate of change	Rate of change	Rate of change
	%	NIS in thousands
Salary	0.5	71	(67)
Interest	0.5	(63)	67
Israeli CPI	0.5	(5)	5
Employees turnover	20	(5)	6

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company was committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

As of December 31, 2015, the Company accrued NIS 1,658 thousand (approximately $425 thousand) in Other accounts payable with respect to the NIH.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25 thousand;

b)	Annual royalties of € 10 thousand until the clinical trials commence;

c)	2%-3% of net sales (as defined in the agreement) received by the Company;

d)	Royalties in a total amount of up to € 850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 thousand upon initiation of Phase I studies; (ii) € 100 thousand upon initiation of Phase II studies; (iii) € 200 thousand upon initiation of Phase III studies; and (iv) € 500 thousand upon marketing approval by any regulatory authority.

e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31, 2015, no accrual is recorded with respect to Leiden University.

b.	Commitments and license agreements:

1.	On September 22, 2006, the Company signed an exclusive license agreement regarding inflammatory indicators, including rheumatoid arthritis indicators (excluding eye disease indicators) with a public Japanese company, Seikagaku Corporation (the “Japanese Corporation”), for the use, development and marketing of the Company's CF101 drug in Japan only. Under the agreement, the Company received certain payments from the Japanese Corporation. In August 2015, the Company and the Japanese Corporation entered into an agreement terminating the license agreement.

2.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite's lead drug candidate, CF101 ("Product") for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of NIS 5,141 thousand (CAD 1,650 thousand) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of CF101 in Canada. The agreement further provides that the Company will deliver finished Product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Furthermore, under the distribution agreement, the Company shall be responsible for conducting Product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition the Company obliged to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 24 quarters beginning March 2015. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

3.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $ 300 thousand that was received on the effective date of the license agreement in 2006, and up to $ 1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $ 200 thousand upon the public announcement of the data from the Can-Fite Phase IIb clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $ 200 thousand upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $ 200 thousand upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $ 300 thousand upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $ 300 thousand upon commercial launch of the product in the Republic of Korea.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b)	The Company is entitled to annual royalties of 7% based on sales of CF101 in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of December 31, 2015, the Company estimates that such contingent payments are remote.

4.	Lease commitments:

The Company lease motor vehicles through operating leases. The lease is for a period ending April 2018. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2015 are as follows:

NIS in thousands
2016	133
2017	83
2018	46
262

Lease expenses for the years ended December 31, 2013, 2014 and 2015 were approximately NIS 229 thousand, NIS 185 thousand and NIS 169 thousand, respectively.

c.	Lawsuit:

On June 29, 2015 the Company received a lawsuit requesting recognition of this lawsuit as a class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The lawsuit alleges, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, CF101.

The claimant alleges that he suffered personal damages of over NIS 73 thousand, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. We strongly believe the lawsuit and its allegations to be baseless and without merit, and will vigorously defend this action. Due to the inherent uncertainties that accompany litigation of this nature, there can be no assurance that the Company will be successful, and an adverse resolution of the lawsuit may result in damages beyond the Company’s insurance coverage for such cases, which could cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations. Furthermore, this action may divert management’s time and attention from our business, and the Company could be forced to expend significant resources and pay significant costs and expenses, including legal fees, in connection with defending this lawsuit.

NOTE 11:-	EQUITY

a.	Composition of share capital:

	December 31, 2015		December 31, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	28,119,728	40,000,000	21,763,404

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

b.	On December 3, 2015, a Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. (the "Company") approved, in accordance with the majority required, a proposal to increase the Company's authorized share capital by NIS 10,000,000 such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company's articles of association accordingly.

c.	Issued and outstanding capital:

	Number of shares	NIS par value
Balance at December 31, 2013	16,149,554	4,037,389
Issuance of share capital	5,560,194	1,390,048
Issuance of shares - share based payments	52,000	13,000
Exercise of unlisted share options	1,656	414
Balance at December 31, 2014	21,763,404	5,440,851
Issuance of share capital	6,356,324	1,589,081
Balance at December 31, 2015	28,119,728	7,029,932

d.	Ordinary shares and rights attached to shares:

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

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company's general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company's general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company's assets upon liquidation.

e.	Issue of shares and warrants and changes in equity:

1.	In March 2014, the Company completed a private placement pursuant to which it sold an aggregate of 982,344 ADSs representing 1,964,688 ordinary shares and warrants to purchase an additional 491,172 ADSs representing 982,344 ordinary shares for an aggregate purchase price of NIS 17,567 thousand (the "March 2014 Financing"). For further information regarding the warrants, please refer to Note 11.f.2.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

2.	In December 2014, the Company completed a registered direct offering pursuant to which it sold an aggregate of 1,797,753 ADSs representing 3,595,506 ordinary shares. In addition, the Company issued unregistered warrants to purchase 898,877 ADSs representing 1,797,753 ordinary shares. The offering (the "December 2014 Financing") resulted in gross proceeds of NIS 31,923 thousand. For further information regarding the warrants, please refer to Note 11.f.2.

As part of the March 2014 Financing, the Company also issued placement agent warrants to purchase 49,117 ADSs representing 98,234 ordinary shares exercisable at $ 6.43 per ADS (equivalent to $ 3.215 per ordinary share), subject to certain adjustments, for a period of four years.. In addition, as part of the December 2014 Financing, the Company also issued placement agent warrants to purchase 89,888 ADSs representing 179,775 ordinary shares exercisable at $ 4.45 per ADS (equivalent to $ 2.225 per ordinary share), subject to certain adjustments, for a period of five years. The placement agent warrants issued in the March 2014 Financing may be exercised on a cashless basis and contain registration rights covering the resale of the ordinary shares represented by ADSs underlying the placement agent warrants and the placement agent warrants issued in the December 2014 Financing may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. The fair value of the placement agents warrants issued in the March 2014 Financing and December 2014 Financing at the grant date were NIS 381 thousand and NIS 613 thousand, respectively, and were considered as additional issuance costs.

The cash issuance costs in relation to the March 2014 Financing and December, 2014 Financing were NIS 1,795 thousand and NIS 3,020 thousand, respectively.

In relation to the issuance of March 2014 Financing and December 2014 Financing, the Company first allocated the proceeds to the warrant, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

3.	In September 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 2,068,966 ADSs representing 4,137,932 ordinary shares. In addition, the Company issued unregistered warrants to purchase 1,034,483 ADSs representing 2,068,966 ordinary shares. The offering (the “September 2015 Financing”) resulted in gross proceeds of NIS 34,767 thousand. For further information regarding the warrants, please refer to Note 11.f.3.

In October 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 1,109,196 ADSs representing 2,218,392 ordinary shares. In addition, the Company issued unregistered warrants to purchase 443,678 ADSs representing 887,356 ordinary shares. The offering (the “October 2015 Financing”) resulted in gross proceeds of NIS 18,653 thousand. For further information regarding the warrants, please refer to Note 11.f.3.

As part of the September 2015 Financing, the Company also issued placement agent warrants to purchase 103,448 ADSs representing 206,897 ordinary shares exercisable at $ 5.25 per ADS (equivalent to $ 2.625 per ordinary share), subject to certain adjustments, for a period of five years. In addition, as part of the October 2015 Financing, the Company also issued placement agent warrants to purchase 55,460 ADSs representing 110,920 ordinary shares exercisable at $ 5.25 per ADS (equivalent to $ 2.625 per ordinary share), subject to certain adjustments, for a period of five years. The placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. The fair value of the placement agents warrants issued in the September 2015 Financing and October 2015 Financing at the grant date were NIS 1,224 thousand and NIS 554 thousand, respectively and were considered as additional issuance costs.

The cash issuance costs in relation to the September 2015 Financing and October 31, 2015 Financing were NIS 3,060 thousand and NIS 2,028 thousand, respectively.

In relation to the September 2015 Financing and October 2015 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

f.	Warrants classified as liability:

1.	On March 31, 2014, 9,907,500 registered warrants (Series 7) that were exercisable into 396,300 ordinary shares of the Company were expired. Accordingly, the Company recorded an amount of NIS 119 thousand as financial income in its statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

2.	As mentioned in Note 11.e.1 the Company issued warrants as part of the March 2014 Financing and December 2014 Financing. The warrants issued in the March 2014 Financing may be exercised after 6 months from the date of issuance for a period of four years and have an exercise price of $ 6.43 per ADS (equivalent to $ 3.215 per ordinary share) (subject to certain adjustments). The warrants issued in the December 2014 Financing may be exercised for a period of five years following issuance and have an exercise price of $ 4.45 per ADS (equivalent to $ 2.225 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the March 2014 Financing at the commitment date and December 31, 2015 were NIS 6,127 thousand and NIS 5,315 thousand, respectively. The fair value of the warrants issued as part of the December 2014 Financing at the commitment date and December 31, 2015 were NIS 12,235 thousand and NIS 6,370 thousand, respectively with changes in recorded as financial income in the Company's statement of comprehensive loss.

3.	As mentioned in Note 11.e.2 the Company issued warrants as part of the September 2015 Financing and October 2015 Financing. These warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $ 5.25 per ADS (equivalent to $ 2.625 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the September 2015 Financing at the commitment date and December 31, 2015 were NIS 12,235 thousand and NIS 6,370 thousand, respectively. The fair value of the warrants issued as part of the October 2015 Financing at the commitment date and December 31, 2015 were NIS 4,434 thousand and 2,746 thousand, respectively. Changes in fair value of the warrants from commitment date to December 31, 2015 were recorded as financial income in the Company's statement of comprehensive loss.

g.	Warrants classified as equity:

The Company had 12,168,000 registered warrants (Series 9) that were exercisable into 486,720 ordinary shares of the Company for the exercise price of NIS 21.25 per share. These warrants expired on May 1, 2015.

The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share.

On December 8, 2015, the Company filed an application with the Lod District Court in Israel to approve the extension of the term of the Company's series 10 warrants until October 31, 2016 which was set to expire on October 31, 2015 and to allow the exercise of the Series 10 Warrants on any trading day. On December 3, 2015, this action was approved, in accordance with the majority required by a Special General Meeting of Shareholders and a Special General Meeting of Series 10 Warrants Holders of the Company. On December 24, 2015, the Court approved the Company's application.

The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable until April 30, 2016.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable until October 22, 2016.

As described at Note 11.e.2, in September and October 2015 the company issued warrants to purchase 2,275,863 and 998,276 of the Company's ordinary shares, respectively.

h.	Unlisted share options:

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

On May 28, 2014 the company’s board of directors approved the extension by one year of options which are exercisable into 502,025 ordinary shares of the company, originally granted to investor on October 2010, till October 21, 2015. As of May 28, 2014, the modification date, the Company has evaluated the incremental fair value to be NIS 331 thousand which was recorded as immediately expense.

i.	Treasury shares:

As of December 31, 2015, the Company's shares held by OphthaliX amounted to 446,827 ordinary shares.

	December 31,
	2015	2014
	%

Percentage of issued capital	1.59	2.05

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2015	2014	2013
	NIS in thousand

Research and development expenses	207	27	92
General and administrative expenses	235	799	2,622

	442	826	2,714

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

b.	Share-based payment transactions granted by the Company:

1.	On January 30, 2014 one of the Company's directors ceased serving as a director and all her 350,000 granted options exercisable into 14,000 ordinary shares forfeited.

2.	On April 1, 2014, the Company engaged an external advisor for investor relation services, pursuant to which the Company issued 26,000 ADSs representing 52,000 ordinary shares as partial consideration. As of December 31, 2014 the Company recorded an amount of NIS 333 thousand for share based payment expenses relating to this transaction.

3.	On July 14, 2014, the Company's shareholders' meeting approved the grant of options to acquire up to 10,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 12 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

4.	On March 19, 2015, the Company's board of directors approved a grant of unlisted options exercisable into 40,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 8.118 per shares. The options will vest on a quarterly basis for a period of 48 months from the grant date.

5.	In October 2015, the Company granted an amount of 200,000 options to acquire up to 200,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 3.573 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Outstanding at beginning of year	592,707	15.33	623,279	15.23	1,016,945	11.28
Grants	240,000	4.33	10,000	12.00	39,600	9.88
Exercised	-	-	(1,656)	0.25	(348,581)	0.25
Forfeited/expired	(34,128)	10.96	(38,916)	13.61	(84,685)	26.88

Outstanding at end of year	798,579	12.21	592,707	15.33	623,279	15.23

Exercisable at end of year	557,749	15.56	565,694	15.58	581,833	15.57

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2015, 2014 and 2013 was 4.67 years, 3.11 years and 4.43 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2015, 2014 and 2013 was between NIS 0.25 and NIS 31.175.

f.	The fair value of the Company's share options granted for the years ended December 31, 2014 and 2015 was estimated using the binomial option pricing model using the following assumptions:

	December 31,
Description	2015	2014

Risk-free interest rate	1.94%-2.17%	1.29%
Expected volatility	67.97%-77.03%	56.68%
Dividend yield	0	0
Contractual life	10	10
Early Exercise Multiple (Suboptimal Factor)	2-2.5	2.5
Exercise price	3.573-8.1205	12

NOTE 13:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2015	2014	2013
	NIS in thousands

Clinical and preclinical trials	10,815	12,295	11,850
Salary and related expenses	2,575	1,931	1,705
Patents	842	760	717
Royalties	240	510	606
Laboratory materials	190	205	98
Rent	182	184	188
Depreciation	19	9	8
Others	189	306	218

	15,052	16,200	15,390

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013
	NIS in thousands

Professional services	4,408	3,420	5,776
Investors and public relations	1,633	3,069	3,281
Salary and related expenses	1,669	2,089	3,777
Directors' fee	773	691	914
Rent	123	123	123
Travel	814	850	650
Insurance	469	465	388
Stock exchange fees	222	317	361
Office and computer maintenance	250	258	284
Vehicle maintenance	49	89	135
Depreciation	45	35	49
Others	178	167	184

	10,633	11,573	15,922

NOTE 15:-	FINANCE EXPENSES (INCOME)

	Year ended December 31,
	2015	2014	2013
	NIS in thousands
Finance expenses:

Bank commissions	76	58	56
Issuance expenses related to warrants exercisable into shares	2,116	1,170	651
Net loss from exchange rate fluctuations	-	-	185
Financial expenses from defined benefit plans	11	-	-

	2,203	1,228	892
Finance income:

Interest income on bank deposits	(87)	(45)	(92)
Net gain from exchange rate fluctuations	(492)	(1,366)	-
Net change in fair value warrants exercisable into shares	(6,913)	(3,089)	(1,309)

	(7,492)	(4,500)	(1,401)

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2015		2014		2013
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
	In thousands	NIS in thousands	In thousands	NIS in thousands	In thousands	NIS in thousands

Number of shares and loss used in the computation of basic and diluted loss per share	22,953	18,726	17,546	23,759	13,712	29,049

b.	To compute diluted loss per share for the year ended December 31, 2015, the total number of 10,747,904 shares subject to outstanding warrants and 798,582 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

NOTE 17:-	TAXES ON INCOME

a.	Corporate tax rates:

1.	Israeli taxation:

Corporate tax rate in Israel in 2014 and 2015 is 26.5%.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

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

The Company received final tax assessments through 2011.

The related company, OphthaliX and Eye-Fite, has not received final tax assessments since its incorporation.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2015 the Company and Eye-Fite had carryforward losses amounting to approximately NIS 297,442 thousand and NIS 10,526 thousand.

OphthaliX is subject to U.S. income taxes. As of December 31, 2015, the Company has net operating loss carryforwards for federal income tax purposes of approximately $ 1,962 thousand (approximately NIS 7,656 thousand) which will expire in the years 2018 to 2034. The Company has no operating loss carry forwards for state income tax purposes.

d.	Deferred taxes

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES

a.	The related parties of the Company are associates, subsidiaries, directors and key management personnel of the Group, and a close member of the family of any of the persons mentioned above.

b.	The Chairman of the Company's board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the "Service Provider"). The Service Provider charges the Company for services it renders on an hourly basis.

c.	Composition of balances with related parties as of December 31, 2015 and December 31, 2014:

	As of December 31,
	2015	2014
	NIS in thousands

Patent expenses	105	55

Directors' fee (2)	128	95

(1) Number of related parties	1	1

(2) Number of directors	4	3

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Composition of balances with related parties for the year ended December 31, 2015, and each of the three years then ended:

	Year ended December 31,
	2015	2014	2013
	NIS in thousands

Management and consulting fees (including bonuses) (1)	1,128	1,312	1,050

Other expenses and share-based payment (1)	252	57	71

Patent expenses	805	793	677

Directors' fee and share-based payment (2)	575	417	387

(1) Number of related parties	1	1	1

(2) Number of directors	5	4	3

e.	Eye-Fite License agreement

A license agreement was entered into between the Company and Eye-Fite (the “Eye-Fite License Agreement”) according to which the Company granted Eye-Fite a non-transferrable exclusive license for the use of the Company's know-how solely in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world.

Eye-Fite is permitted to sublicense subject to the Eye-Fite License Agreement. Prior to the transfer of Eye-Fite to OphthaliX described above, as consideration for the grant of the license, the Company received 1,000 ordinary shares of Eye-Fite, par value NIS 0.01 per share, representing 100% of the issued and outstanding share capital of Eye-Fite.

In connection with the Eye-Fite License Agreement, referred to above, Eye-Fite was obligated to make to the U.S. National Institutes of Health ("NIH"), with regard to the patents of which are included in the license to Eye-Fite, for as long as the license agreement between Can-Fite and NIH remains in effect, a nonrefundable minimum annual royalty fee and potential future royalties of 4.0% to 5.5% on net sales. In addition, the Company was obligated to make certain milestone payments to NIH ranging from $ 25 thousand to $ 500 thousand upon the achievement of various development milestones for each indication. In June 2015, the license agreement between Can-Fite and NIH terminated due to patent expiration.

All inventions resulting from the indication that is licensed under the Eye-Fite License Agreement shall belong to the Company whether it was invented solely by it, solely by Eye-Fite or by both in cooperation. However, the Company granted Eye-Fite an exclusive license to use these inventions in the field of ophthalmic diseases around the world at no consideration. The Eye-Fite License Agreement will remain in effect until the expiration of the last patent licensed thereunder unless it is terminated sooner by a mutual agreement in writing or by one of the parties according to the clauses of the Eye-Fite License Agreement.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

f.	Eye-Fite Services Agreement

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

As consideration for rendering the services, the Company shall be reimbursed for its costs and expenses incurred in rendering the services plus 15%, as well as reimbursed for the expenses actually charged for the maintenance of patents underlying the license to Eye-Fite.

In addition, in February 2013 the Company issued to OphthaliX a formal letter, which has been amended periodically (most recently in August 2015), stating that the Company agrees to defer payments owing to it under the Services Agreement from January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of fundraising by OphthaliX sufficient to cover such deferred payments. Also, in August 2015, the Company issued a financial support letter pursuant to which it committed to cover any shortfall in the costs and expenses of operations of OphthaliX which are in excess of the OphthaliX’s available cash to finance its operations, including cash generated from any future sale of Company shares held by OphthaliX.

Both letters will expire in October 2016 and any related balance shall bear an interest at a rate of 3% per annum. As of December 31, 2015, the deferred payments to the Company totaled $ 3,690 thousand.

Further, the Company will be entitled to an additional payment of 2.5% of any revenues received by OphthaliX or any of its affiliates for the rights to use the transferred know-how (the “Additional Payment”).

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SUBSEQUENT EVENTS

In February 2016, the Company's board of directors approved a grant of unlisted options exercisable into 160,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per shares. The options vest on a quarterly basis for a period of 48 months from the grant date.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7	License Agreement, by and between Eye-Fite, Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.8	Services Agreement, by and among Denali Concrete Management Inc., Eye-Fite Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.9	Letter from Can-Fite BioPharma Ltd. to OphthaliX, Inc. regarding “Reimbursement for the Costs of the Clinical Trial”, dated February 24, 2013 (3)

4.10	Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.11	Stock Purchase Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.12	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.13	Common Stock Purchase Warrant issued by Denali Concrete Management Inc. to Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.14	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.15	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.16	Form of Securities Purchase Agreement dated as of March 10, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

128

4.17	Form of Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. (5)

4.18	Form of Registration Rights Agreement dated as of March 10, 20142014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

4.19	Form of Lock-Up Agreement dated March 10, 2014 between Can-Fite BioPharma Ltd. and officers and directors of Can-Fite Biopharma Ltd. (5)

4.20	Form of Placement Agent Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. to Roth Capital Partners, LLC(5)

4.21	Form of Securities Purchase Agreement dated as of December 2, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (6)

4.22	Form of Warrant issued by Can-Fite BioPharma Ltd. on December 8, 2014 (6)

4.23	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated December 2, 2014 (6)

4.24	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

4.25	Form of Securities Purchase Agreement dated as of September 19, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (7)

4.26	Form of Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (7)

4.27	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated September 18, 2015 (7)

4.28	Form of Securities Purchase Agreement dated as of October 13, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (8)

4.29	Form of Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (8)

4.30	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated October 13, 2015 (8)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. *

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

*	File Herewith.
†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.
(1)	Incorporated herein by reference to Form F-3 filed with the SEC on January 19, 2016.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(5)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on March 10, 2014.
(6)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 4, 2014.
(7)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on September 22, 2015.
(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on October 15, 2015.

129

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

Date: March 31, 2016

130