Form 20-F
period 2016-12-31
Can-Fite BioPharma Ltd.
filed 2017-03-30
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016): 27,709,901 are issued and outstanding (excluding 446,827 ordinary shares held as treasury shares).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

i

USE OF CERTAIN TERMS

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to the “Company,” “we,” “our” and “Can-fite” refer to Can-fite BioPharma Ltd. (the “Registrant”) and its consolidated subsidiaries;

●	references to the “Companies Law” or “Israeli Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “HCV” refer to hepatitis C virus;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “NAFLD” refer to non-alcoholic fatty liver disease;

●	references to “NASH” refer to non-alcoholic steatohepatitis;

●	references to “OA” refer to osteoarthritis;

●	references to “PBMC” refer to peripheral blood mononuclear cells;

●	references to “RA” refer to rheumatoid arthritis;

●	references to “Securities Law” or “Israeli Securities Law” are to Israel Securities Law, 5728-1968, as amended;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in Israeli New Shekels, or NIS.

Consolidated Statements Of		Year Ended December 31,
Operations Data:	2012	2013	2014	2015	2016	2016
		(in thousands, except share and per share data)
	NIS					Convenience translation to US $

Revenues	-	-	-	643	652	170
Operating expenses:
Research and development expenses, net	13,160	15,390	16,200	15,052	23,380	6,081
General and administrative expenses	9,272	15,922	11,573	10,633	10,483	2,726

Operating loss	22,432	31,312	27,773	25,042	33,211	8,637
Other expense – due to M&A	-	-	-	-	-	-
Financial expenses	59	892	1,228	2,203	685	178
Financial income	(573)	(1401)	(4,500)	(7,492)	(6,999)	(1,820)
Taxes on income	11	9	23	17	112	29
Net loss	21,929	30,812	24,524	19,770	27,009	7,024
Adjustments arising from translating financial statements of foreign operations	(7)	206	939	1	33	9
Remeasurements loss (gain) from defined benefit plan	(42)	49	94	385	-	-
Comprehensive loss	21,880	31,067	25, 557	20,156	27,042	7,033
Net loss per ordinary share	2.08	2.12	1.35	0.81	0.96	0.25
Number of ordinary shares used in computing loss per ordinary share	10,050,927	13,712,521	17,545,663	22,953,077	27,709,901	-

Consolidated Balance	As of December 31,
Sheet Data:	2012	2013	2014	2015	2016	2016
	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in US $ thousands)
Cash and cash equivalents	4,278	20,767	36,091	66,026	31,203	8,115
Other receivables and lease deposit	1,672	2,195	3,443	2,446	7,701	2,003
Fixed assets	159	143	133	236	205	53
Total assets	6,109	23,105	39,667	68,708	39,109	10,171
Total liabilities	8,754	7,580	12,967	27,935	24,207	6,295
Total shareholders’ equity	(2,645)	15,525	26,700	40,773	14,902	3,876

We report our financial statements in NIS. This Annual Report on Form 20-F contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of annual financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of NIS 3.902 to $1.00 U.S. dollar, the daily representative rates in effect as of December 31, 2016. No representation is made that the NIS amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.578	3.889
2013	3.791	3.471	3.611	3.471
2012	4.084	3.700	3.858	3.733

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2017 (through March 29, 2017)	3.693	3.614	3.655	3.625
February 2017	3.768	3.659	3.763	3.659
January 2017	3.860	3.769	3.818	3.769
December 2016	3.867	3.787	3.829	3.845
November 2016	3.876	3.799	3.843	3.839
October 2016	3.856	3.778	3.822	3.849
September 2016	3.786	3.746	3.766	3.758

On March 29, 2017, the closing representative rate was $1.00 to NIS 3.625, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the Tel Aviv Stock Exchange, or TASE and NYSE MKT) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately NIS 27 million (approximately $7 million) in 2016, NIS 20 million (approximately $5 million) in 2015 and NIS 25 million in 2014 (approximately $6 million). At December 31, 2016, we had an accumulated deficit of approximately NIS 350 million (approximately $91 million). We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2016, we had cash and cash equivalents of approximately NIS 31 million (approximately $8 million). During the fourth quarter of 2016, we received approximately NIS 1.9 million ($0.5 million) from Chong Kun Dang Pharmaceuticals, or CKD, as upfront payment for entering into the distribution agreement with CKD and in January 2017, we raised approximately NIS 18.9 million (approximately $5 million) in a registered direct offering. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our future capital requirements depend on many factors, including:

● ●

the level of research and development investment required to develop our product candidates;

the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements under the NYSE MKT Company Guide.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, in December 2013, OphthaliX, our subsidiary, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and in July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure. In addition, two Phase IIb studies in rheumatoid arthritis, or RA, utilizing Piclideneson in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, failed to reach their primary endpoints. We believe that this may have been due to low A3AR expression in the subpopulation of RA patients that did not respond well to treatment with MTX. Because of their low A3AR expression, such patients also did not respond well to treatment with Piclidenoson. We were not aware of this when we designed the studies. As such, we conducted an additional Phase IIb RA trial of Piclidenoson as a standalone therapy in patients with A3AR expression levels above a certain threshold, and positive results from this study were announced in December 2013. Furthermore, a Phase II/III study of Piclideneson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis.

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

Our current pipeline is based on our platform technology utilizing the Gi protein associated A3 adenosine receptor, or A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

Our current pipeline is based on a platform technology where we target the A3AR with highly selective ligands, or small signal triggering molecules that bind to specific cell surface receptors, such as the A3AR, including Piclidenoson, Namodenoson and CF602. A3ARs are structures found in cell surfaces that record and transfer messages from small molecules or ligands, such as Piclidenoson, Namodenoson and CF602 to the rest of the cell. Piclidenoson is the most advanced of our drug candidates. As such, we are currently dependent on only three molecules for our potential commercial success, and any safety or efficacy concerns related to such molecules would have a significant impact on our business. Failure to develop our drug candidates, in whole or in part, will have a material adverse effect on us.

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

We have experienced the risks involved with conducting clinical trials, including but not limited to, increased expense and delay and failure to meet end points of the trial. For example, in December 2013, OphthaliX, our subsidiary, announced top-line results of a Phase III study with CF 101 for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and in July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure. In addition, two Phase IIb studies in RA, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, failed to reach their primary end points. We believe that this may have been due to low A3AR expression in the subpopulation of RA patients that did not respond well to treatment with MTX. Because of their low A3AR expression, such patients also did not respond well to treatment with Piclidenoson. We were not aware of this when it designed the studies. As such, we conducted an additional Phase IIb RA trial of Piclidenoson as a standalone therapy in patients with A3AR expression levels above a certain threshold, and positive results from this study were announced in December 2013. Furthermore, a Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis.

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

Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA or foreign regulators more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever be profitable.

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

Moreover, several companies have reported the commencement of research projects related to the A3AR. Such companies include CV Therapeutics Inc. (which was acquired by Gilead), King Pharmaceuticals R&D Inv. (which was acquired by Pfizer), Hoechst Marion Roussel Inc. (which was acquired by Aventis), Novo Nordisk A/S and Inotek Pharmaceuticals. However, to the best of our knowledge, there is no approved drug currently on the market which is similar to our A3AR agonists, nor are we aware of any allosteric modulatorin the A3AR product pipeline similar to our allosteric modulator with respect to chemical profile and mechanism of action.

We are subject to a purported class action lawsuit. This litigation could result in substantial damages and may divert management’s time and attention from our business.

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million.  On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification is scheduled for April 26, 2017. While we strongly believe the lawsuit and its allegations to be baseless and without merit and will vigorously defend this action, due to the inherent uncertainties that accompany litigation of this nature, there can be no assurance that we will be successful, and an adverse resolution of the lawsuit may result in damages beyond our insurance coverage for such cases, which could cause a risk of loss and expenditures that may adversely affect our financial condition and results of operations. Furthermore, this action may divert management’s time and attention from our business, and we could be forced to expend significant resources and pay significant costs and expenses, including legal fees, in connection with defending this lawsuit.

We may suffer losses from product liability claims if our product candidates cause harm to patients.

Any of our product candidates could cause adverse events. Although data from a pooled analysis of approximately 1,200 patients with inflammatory disease treated with Piclidenoson, indicates that Piclidenoson is safe and well tolerated at doses up to 4.0 mg administered twice daily for up to 12-32 weeks, there were incidences (albeit less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), myalgia, arthralgia, dizziness, headache, palpitations and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single CF101-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 32 weeks of treatment in more recent trials.

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

As a result of the termination of the NIH license agreement between us and the NIH in June 2015 due to patent expiration, we no longer hold rights to a family of composition of matter patents relating to Piclidenoson hat were licensed from NIH. Nevertheless, because Piclidenoson may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We also have rights under our pharmaceutical use issued patents with respect to Piclidenoson and Namodenoson, which provide patent exclusivity within our field of activity until the mid- to late-2020s. While we believe that we may be able to protect our exclusivity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of Piclidenoson. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Piclidenoson and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of us and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

If patent rights covering our products and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or foreign patent officers issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors.

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
17

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

In 2010, the United States Congress enacted the Patient Protection and Affordable Care Act of 2010 or, Affordable Care Act. The Affordable Care Act seeks to reduce the federal deficit and the rate of growth in health care spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in health care delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. The Affordable Care Act requires the pharmaceutical industry to share in the costs of reform, by, among other things, increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs. Other components of healthcare reform include funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Under the Affordable Care Act, pharmaceutical companies are now obligated to fund 50% of the patient obligation for branded prescription pharmaceuticals in this gap, or “donut hole.” Legislative changes to the Affordable Care Act also remain possible and appear likely in the 115th U.S. Congress under the Trump Administration. Additionally, commencing in 2011, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $3 billion in 2012 through 2016, $3.5 billion in 2017, $4.2 billion in 2018, and $2.8 billion each year thereafter. The tax is to be apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

Although we cannot predict the full effect on our business of the implementation of existing legislation, including the Affordable Care Act or the enactment of additional legislation, we believe that legislation or regulations that reduce reimbursement for or restrict coverage of our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, following marketing approval. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2016 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe we may be a PFIC during 2016 and although we have not determined whether we will be a PFIC in 2017, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2016, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

Issuance of additional equity securities may adversely affect the market price of the ADSs or ordinary shares.

We are currently authorized to issue 80,000,000 ordinary shares. As of March 29, 2017, we had 32,709,901 ordinary shares issued and outstanding, excluding treasury shares and we had no preferred shares outstanding. As of March 29, 2017, we also had warrants to purchase 13,608,824 ordinary shares and options to purchase 737,028 ordinary shares outstanding, of which options to purchase 462,499 ordinary shares are currently fully vested or vest within the next 60 days.

To the extent that ADSs or ordinary shares are issued or options and warrants are exercised, holders of the ADSs and our ordinary shares will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for ADSs or ordinary shares, holders of the ADSs or our ordinary shares may experience dilution. We also consider from time to time various strategic alternatives that could involve issuances of additional ADSs or ordinary shares, including but not limited to acquisitions and business combinations, but do not currently have any definitive plans to enter into any of these transactions.

We have no plans to pay dividends on our ordinary shares, and you may not receive funds without selling the ADSs or ordinary shares.

We have not declared or paid any cash dividends on our ordinary shares, nor do we expect to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth and for future stock repurchases and, therefore, we have no plans to pay cash dividends on our ordinary shares at this time. Any future determination to pay cash dividends on our ordinary shares will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. Accordingly, you may have to sell some or all of the ADSs or ordinary shares in order to generate cash from your investment. You may not receive a gain on your investment when you sell the ADSs or ordinary shares and may lose the entire amount of your investment.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE MKT is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

● ●	developments by our licensees; and general market conditions and other factors, including factors unrelated to our operating performance.

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

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2014, 2015, or 2016 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

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

In November 2011, through a series of transactions, we spun-off our activity in the ophthalmic field to OphthaliX, Inc., a Delaware corporation and successor-in-interest to Denali Concrete Management, Inc., a Nevada corporation, or OphthaliX, whose common shares are traded in the United States on OTC under the symbol “OPLI.” In the spin-off transactions, we granted an exclusive license for the use of our Piclidenoson drug candidate in the ophthalmic field, or the License Agreement, to Eye-Fite Ltd., an Israel limited company and a then former wholly-owned subsidiary of ours, or Eye-Fite, and transferred our issued and outstanding ordinary shares in Eye-Fite to OphthaliX in exchange for an 86.7% interest in OphthaliX. In connection with the spin-off transactions, OphthaliX completed a series of private placement financing transactions. Following the spin-off transactions and the private placement financing transactions, we held approximately 82% interest in OphthaliX.

On July 5, 2016, OphthaliX released top-line results from its Phase II trial with respect to the development of Piclidenoson for the treatment of glaucoma or related syndromes of ocular hypertension. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure. Piclidenoson was found to have a favorable safety profile and was well tolerated. Subsequently, in September 2016, OphthaliX’s board of directors and we consented in writing to, among other things, to OphthaliX’s voluntary dissolution and liquidation pursuant to a Plan of Dissolution, that would result in OphthaliX’s complete dissolution and liquidation. The Plan of Dissolution was expected to go into effect 20 days after the date an information statement was first given to all OphthaliX shareholders who did not execute the written consent. Prior to the distribution of the information statement, on November 10, 2016, OphthaliX’s board of directors abandoned its voluntary dissolution and liquidation. On the same day, OphthaliX’s board of directors authorized its entry into a non-binding letter of intent with an Israeli company for the acquisition of such company by way of a reverse triangular merger. Subsequently on November 15, 2016, we entered into the non-binding letter of intent. The proposed reverse merger is subject to signing of definitive transaction documents and the completion of closing conditions. There can be no assurance that the transactions contemplated by the letter of intent will be completed.

OphthaliX has ceased all research and development operations and is considered to be a shell company as defined in Rule 12b-2 of the Securities and Exchange Act of 1934.

Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were NIS 40,000, NIS 177,000 and NIS 37,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of non-alcoholic steatohepatitis, or NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Visiongain, the world RA market size is predicted to generate revenues of $34.6 billion in 2020 and the psoriasis drug market is forecasted to be worth $8.9 billion by 2018. According to Datamonitor, the HCC drug market is expected to reach $1.4 billion by 2019.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed Piclidenoson (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, and (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals for the Canadian market.

With respect to Namodenoson, in October 2016, we entered into an exclusive distribution agreement with Chong Kun Dang Pharmaceuticals, or CKD for the exclusive right to distribute Namodenoson for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals. The distribution agreement provides for up to $3,000,000 in upfront and milestone payments, plus royalties on net sales of 23%. The distribution agreement further provides that we will deliver finished product to CKD and grant CKD a right of first refusal to distribute Namodenoson for other indications for which we develop Namodenoson. See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements—CKD Agreement”.

In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure, or IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results, OphthaliX sees no immediate path forward in glaucoma. OphthaliX has since ceased all research and development operations.

In June 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named us, our Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson in relation to the Psoriasis studies. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered aggregate damages of approximately NIS 125 million. On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification is scheduled for April 26, 2017.

We believe that our drug candidates have certain unique characteristics and advantages over drugs currently available on the market and under development to treat these indications. To date, we have generated our pipeline by in-licensing, researching and developing two synthetic A3AR agonists, Piclidenoson and Namodenoson, and an allosteric modulator, CF602. For example, our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. High A3AR expression levels are also found in peripheral blood mononuclear cells, or PBMCs, of patients with cancer, inflammatory and viral diseases. PBMCs are a critical part of the immune system required to fight infection. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. In addition, our human clinical data suggests that the A3AR is a biological marker and that high A3AR expression prior to treatment may be predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We have been granted a U.S. patent with respect to the intellectual property related to such assay and utilized this assay in our Phase IIb study of Piclidenoson tor the treatment of RA.

Moreover, we believe characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the RA and psoriasis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. Furthermore, pre-clinical pharmacology studies in different experimental animal models of arthritis revealed that Piclidenoson acts as a disease modifying anti-rheumatic drug, or a DMARD, which, when coupled with its good safety profile, make it competitive in the psoriasis and RA markets. Our recent findings also demonstrate that a biological predictive marker can be utilized prior to treatment with Piclidenoson, which may allow it to be used as a personalized medicine therapeutic approach for the treatment of RA. Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only one drug, Nexavar, has been approved by the FDA.

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

Our research further suggests that A3AR affects pathological and normal cells differently. While specific A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, appear to inhibit growth and induce apoptosis of cancer and inflammatory cells, normal cells are refractory, or unresponsive to the effects of these drugs. To date, the A3AR agonists have had a positive safety profile as a result of this differential effect.

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

We are currently: (i) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of RA, following agreement with the EMA on our protocol design and expect to commence enrollment in the second quarter of 2017, (ii) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design and expect to commence Institutional Review Board, or IRB, submissions in the fourth quarter of 2017, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the first half of 2017, (iv) conducting preparatory work for a Phase II trial of Namodenoson in the treatment of NASH, a new indication identified by us for our liver cancer drug, following approval of the study protocol by IRBs and anticipate commencing enrollment in the second quarter of 2017, and (v) conducting efficacy and safety IND enabling studies with two additional compounds that belong to the family of allosteric molecules, similar to CF602, for the treatment of sexual dysfunction.

Our Strategy

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfunction. We continue to develop and test our existing pipeline, while also testing other indications for our existing drugs and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products. Our approach allows us to:

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on autoimmune- inflammatory, oncology and liver diseases as well as sexual dysfunction. We will focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., plaque psoriasis and RA with respect to Piclidenoson, and HCC and NASH with respect to Namodenoson.

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
Autoimmune-Inflammatory
Rheumatoid Arthritis - Piclidenoson (1)

Psoriasis - Piclidenoson (2)

Oncology/Liver diseases
HCC - Namodenoson(3)

NASH – Namodenoson(4)

Sexual Dysfunction - CF602 (5)

Completed

On-going

Preparatory work

(1)	We are conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of RA, following agreement with the EMA on our protocol design.

(2)	We are conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design.

(3)	We are conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC with approximately 78 patients.

(4)	We are conducting preparatory work for a Phase II trial of Namodenoson in the treatment of NASH, a new indication identified by us for our liver cancer drug, following approval of the study protocol by IRBs.

(5)	We are conducting efficacy and safety IND enabling studies with two additional compounds that belong to the family of allosteric molecules, similar to CF602, for the treatment of sexual dysfunction.

Piclidenoson (CF101)

Piclidenoson, our lead therapeutic product candidate, is in development for the treatment of autoimmune-inflammatory diseases. In certain of our pharmacological studies, Piclidenoson has also shown potential for development for the treatment of Crohn’s disease. Piclidenoson is a highly-selective, orally bioavailable small molecule synthetic drug, which targets the A3AR. Based on our clinical studies to date, we believe that Piclidenoson has a favorable safety profile and significant anti-inflammatory effects as a result of its capability to inhibit the production of inflammatory cytokines, such as TNF-α, IL-6 and IL-1, and chemokines, or small cytokines, such as MMPs, by signaling key proteins such as NF-кB and PKB/AKT. Overall, these up-stream events result in apoptosis of inflammatory cells. See Figure 1 below. Piclidenoson’s anti-inflammatory effect is mediated via the A3AR, which is highly expressed in inflammatory cells.

Figure 1: Piclidenoson anti-inflammatory mechanism of action

Set forth below are general descriptions of the inflammatory diseases with respect to which Piclidenoson is currently undergoing, or is in preparation for clinical trials.

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

Pre-Clinical Studies of Piclidenoson

The information below is based on the various studies conducted with Piclidenoson, including preclinical studies. All of the studies were conducted by Can-Fite and/or by Can-Fite’s partners or affiliates.

Pre-clinical studies are a set of experiments carried out in animals to show that a certain drug does not evoke toxicity. Based on the animal studies and safety data, one can approach the FDA and request permission to conduct a Phase I study in human beings.

The toxicity of Piclidenoson has been evaluated following 28-day, 90-day, six-month and nine-month good laboratory practice repeated-dose toxicity studies in male and female mice (28-day, 90-day and six-month), dogs (single-dose only), and monkeys (28-day, 90-day and nine-month). Even though the dose of Piclidenoson in these studies was escalated to an exposure that is many folds higher than the dose used in human clinical studies, no toxic side effects were identified.

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

Studies of P450 enzymes, or enzymes that participate in the metabolism of drugs, showed that Piclidenoson caused no P450 enzyme inhibition, or increased drug activity, or induction, or reduced drug activity. Studies carried out with radiolabeled (C14) Piclidenoson in rats showed that the drug is excreted essentially unchanged. These studies also showed that the drug is widely distributed in all body parts, except the central nervous system.

Clinical Studies of Piclidenoson

The information below is based on the various studies conducted with Piclidenoson, including clinical studies in patients with autoimmune-inflammatory and ophthalmic diseases. All of the studies were conducted by Can-Fite and/or by Can-Fite’s partners or affiliates.

Phase I Clinical Studies of Piclidenoson

Piclidenoson has been studied comprehensively in normal volunteer trials to assess safety, pharmacokinetic metabolism and food interaction. Two Phase I studies in 40 healthy volunteers, single dose and repeated dose, indicated that Piclidenoson is rapidly absorbed (reaching a maximal concentration within one to two hours) with a half-life of eight to nine hours. Some mild adverse events (principally, increased heart rate) were observed at doses higher than single doses of 10.0 mg and twice-daily doses of 5.0 mg. Such increase in heart rate was not accompanied by any change in QT intervals. The drug showed linear kinetics, in that the concentration that results from the dose is proportional to the dose and the rate of elimination of the drug is proportional to the concentration, and low inter-subject variability, meaning that the same dose of the drug does not produce large differences in pharmacological responses in different individuals. A fed-fast Phase I study (with and without food) demonstrated that food causes some attenuation in Piclidenoson absorption; accordingly Piclidenoson is administered to patients on an empty stomach in our trials. An additional Phase I study of the absorption, metabolism, excretion and mass balance of 4.0 mg (C14) Piclidenoson was conducted in six healthy male subjects and demonstrated that Piclidenoson was generally well-tolerated in this group.

Based on the findings from Phase I clinical studies, 4.0 mg BID, or twice daily, was selected as the upper limit for initial Phase II clinical trials.

Phase II, Phase II/III and Phase III Clinical Studies of Piclidenoson

Piclidenoson has completed eleven Phase II studies, one Phase II/III study and one Phase III study in different clinical indications including psoriasis, rheumatoid arthritis, glaucoma and DES, in approximately 1,500 patients. These studies indicate that Piclidenoson has a favorable safety profile at doses up to 4.0 mg BID for up to 32 weeks. In these studies, we did not observe a dose-response relationship between Piclidenoson and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology.

Piclidenoson given as a standalone therapy reached the primary endpoint in Phase II clinical studies in DES however a Phase III study of Piclidenoson for DES failed to reach the primary endpoint. We have observed positive data utilizing Piclidenoson as a standalone drug in a Phase IIa clinical study in RA. In this study, we also observed a significant direct correlation between A3AR expression prior to treatment and the patients’ responses to Piclidenoson. However, we did not fully attain the primary endpoint in this study as we did not observe a significant difference in responses between Piclidenoson and the placebo (which for this study was 0.1 mg of Piclidenoson). Moreover, two Phase IIb studies in RA utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating RA patients, or MTX, also failed to reach the primary endpoints. Based on this data, we believe that the failures in the Phase IIb studies in RA may have been due to low A3AR expression in the MTX-treated patients. A Phase IIb of Piclidenoson given as a standalone therapy in patients with A3AR expression levels above a certain threshold reached the primary endpoint in RA in December 2013. Piclidenoson has been tested in Phase II trials to establish dose and activity (first, orally administered capsules and then tablets in formulations of 1.0, 2.0 and 4.0 mg of Piclidenoson BID) in psoriasis (moderate to severe plaque psoriasis), RA and DES (moderate to severe.) A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. In addition, a Phase II study of Piclidenoson for glaucoma showed no statistically significant differences between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure.

Psoriasis: The rationale for utilizing Piclidenoson to treat psoriasis stems from our pre-clinical pharmacology studies showing that Piclidenoson acts as an anti-inflammatory agent via the inhibition of inflammatory cytokines, including TNF-α, which plays a major role in the pathogenesis of psoriasis. In addition, the A3AR is over-expressed in the tissue and PBMCs of patients with psoriasis.

We completed an exploratory Phase II trial in ten European and Israeli medical centers involving 76 patients. This study was a randomized, double-blind, placebo controlled and included four cohorts of 1.0, 2.0, and 4.0 mg of Piclidenoson and a placebo for a 12-week period. The study objectives were efficacy and safety of daily doses of Piclidenoson administered orally in patients with moderate-to-severe plaque-type psoriasis and the efficacy endpoints were improvements in both the Psoriasis Area Sensitivity Index score, or PASI score, and the Physicians’ Global Assessment score, or PGA score. We concluded that Piclidenoson met such efficacy endpoints and was safe, well tolerated and effective in ameliorating disease manifestations in these patients. The patient group receiving 2.0 mg Piclidenoson BID showed progressive improvement over the course of the 12-week study in the PGA and PASI scores. Analysis of the mean change from baseline in the PASI score at week 12 revealed a statistically significant difference between the 2.0 mg Piclidenoson BID treated group and the placebo group (P < 0.001 versus baseline and P = 0.031 versus placebo). Analysis of the PGA score revealed that 23.5% of the patients treated with the 2.0 mg Piclidenoson BID achieved a score of 0 or 1, in comparison to 0% in the placebo group (P < 0.05). The study also demonstrated linear improvement in patients in both PASI and PGA. See Figure 2. No drug-related serious adverse events were evident during the study.

Figure 2: Psoriasis efficacy by PGA and PASI

Set forth below are representative pictures of a patient with plaque-type psoriasis on the upper and lower back treated with 2.0 mg Piclidenoson BID, both baseline and week 12.

A comparison between baseline and week 12 of a patient treated with 2.0 mg CF 101

In February 2015, we completed a Phase II/III randomized, double-blind, placebo-controlled, dose-finding study of the efficacy and safety of Piclidenoson administered daily orally in patients with moderate-to-severe plaque psoriasis. This clinical trial enrolled 326 patients in 17 clinical centers in the United States, Europe and Israel, of which 103 patients were enrolled in the first study cohort and were treated for 6 months and 223 patients were enrolled in the second study cohort and were treated for 8 months. The first study cohort was comprised of three arms with patients receiving: 1 mg of Piclidenoson; 2 mg of Piclidenoson; and placebo. All patients receiving placebo were switched to either 1 mg or 2 mg of Piclidenoson after 12 weeks. Based on a positive safety and efficacy interim analysis of the first 103 patients who completed 24 weeks of treatment in the trial, we decided to continue patient enrollment for the second stage of the study and the study protocol was amended to extend the Piclidenoson 2.0 mg BID and placebo administration for a period of 32 weeks. The positive clinical effects of the Piclidenoson 2.0 mg BID dose relative to a placebo were observed in a variety of standard psoriasis assessment parameters, including PASI 75 and PGA scores, with the responses accumulating steadily over the 24-week treatment period.

In March 2015, we announced the study did not meet its primary endpoint of a statistically significant improvement in the PASI 75 score relative to placebo after 12 weeks of treatment. Further analysis of the entire study period revealed that by 32 weeks of treatment with Piclidenoson, 33% of the patients achieved PASI 75 while the mean percent of improvement in PASI score was 57% (p<0.001). This was a statistically significant cumulative and linear improvement during weeks 16 to 32. Most significantly, by week 32 of the study, 20% of the study patients reached PASI 90, a result demonstrating a response rate of 90% clearing of skin lesions. PASI 90 is one of the most stringent and difficult to meet clinical endpoints for measuring responses to psoriasis treatments. Moreover, the PASI 90 subset analysis further suggests a higher and significant (p=0.026) Piclidenoson response rate of 27% among patients previously untreated with systemic psoriasis therapy compared to patients pre-treated with systemic drugs. We believe this presents the opportunity that Piclidenoson can be developed as a first-line systemic therapy for patients with moderate-severe psoriasis and for patients who do not want to be treated with the current systemic drugs due to safety issues.

Figure 3: Linear Effect of Piclidenoson on PASI Scores through 32 Weeks of Treatment

We are currently planning to commence a Phase III trial for Piclidenoson for the treatment of psoriasis in 2017. In the fourth quarter of 2016, we reached an agreement with the EMA on the final design of a global pivotal Phase III trial. The planned Phase III trial is to be a randomized, double-blind, placebo- and active-controlled study that will investigate the efficacy and safety of daily Piclidenoson administered orally as compared to placebo as its primary endpoint and as compared to apremilast (Otezla®) as its secondary endpoint in approximately 400 patients with moderate-to-severe plaque psoriasis. Medication is to be taken orally twice daily for 32 weeks in a double-blinded fashion. The primary end point will be the proportion of subjects who achieve a PASI score response of ≥75% (PASI 75) vs. placebo at week 16. The secondary endpoints will include non-inferiority to Otezla® on week 32 and efficacy and safety data for CF101 through the extension period of up to 48 weeks of treatment. Patients will be selected to the study based on over expression of the A3AR biomarker. We plan to submit our clinical protocol to IRBs in the fourth quarter of 2017.

Rheumatoid Arthritis: We conducted a Phase IIa blinded to dose study in 74 patients with RA, randomized to receive Piclidenoson as a monotherapy in one of three doses—0.1 mg, 1.0 mg and 4.0 mg. The primary efficacy endpoint was ACR20 response at week 12, a criterion determined by the American College of Rheumatology that reflects 20% improvement in inflammation parameters. The study data revealed maximal response at the 1.0 mg group, showing 55.6% with ACR20, 33.3% with 50% improvement, or ACR50, and 11.5% with 70% improvement, or ACR70. Piclidenoson administered BID for 12 weeks resulted in improvement in signs and symptoms of RA and was safe and well-tolerated. See Figure 4. Studies in the United States were conducted pursuant to an open IND which was received by the FDA in 2005.

Figure 4: Rheumatoid Arthritis efficacy by ACR

Subsequently, two Phase IIb studies with Piclidenoson in combination with MTX were conducted. The study protocols were multicenter, randomized, double-blind, placebo-controlled, parallel-group and dose-finding to determine the safety and efficacy of daily Piclidenoson administered orally when added to weekly MTX in patients with active RA. The objectives of both studies were improvement in ACR20, ACR50, ACR70 and DAS28, or the Disease Activity Score of 28 Joints, and EULAR, or the European League Against Rheumatism, response criteria, as well as a positive safety profile. The trials’ primary endpoints were both ACR20.

The first Phase IIb trial showed that the combined treatment had an excellent safety profile, but no significant ACR20 response was observed between the RA group treated with Piclidenoson and MTX and the group treated with MTX alone (the placebo group). However, the ACR50, ACR70 and the EULAR Good Values in the combined treatment group were higher than those of the MTX placebo group. The study also indicated that the 1.0 mg Piclidenoson dose was the most favorable dose, i.e., the dose yielded the highest ACR50 and EULAR Good Values as compared to the MTX placebo group. The most commonly reported adverse events in this study included nausea, dizziness, headache and common bacterial and viral infections and infestations.

Following a decision of our Clinical Advisory Board in October 2007, an additional Phase IIb study was initiated. This study was conducted in medical centers in Europe and Israel and included 230 patients who received the drug orally BID (0.1 and 1.0 mg Piclidenoson tablets plus MTX versus a placebo, which was MTX alone) for 12 weeks. On April 30, 2009, we published preliminary results of the Phase IIb study, which were later confirmed as the final results, also indicating that the study’s objectives were not achieved. The most commonly reported adverse events in this study included nausea, myalgia and dizziness.

The two Phase IIb studies failed to achieve the primary endpoint of ACR20. A cross study analysis of the three RA clinical studies revealed that in the first Phase IIa study, where Piclidenoson had been administered as a standalone drug, A3AR had been over-expressed in the patients’ PBMCs prior to Piclidenoson treatment, whereas A3AR had not been over-expressed in the Phase IIb patient population. We believe, based on the foregoing data, that there may be a direct and statistically significant correlation between A3AR over-expression at baseline and patients’ response to Piclidenoson, and that Piclidenoson should be administered as a standalone drug and not in combination with MTX. Furthermore, the correlation between A3AR expression levels prior to treatment and patients’ response to the drug suggest that the A3AR may be a predictive biomarker to be analyzed prior to Piclidenoson treatment. See Figures 5 and 6.

Figure 5: Direct correlation between A3AR at baseline and response to Piclidenoson

Figure 6: Direct correlation between A3AR at baseline and response to Piclidenoson

Based on the results of the two Phase IIb studies, we conducted an additional Phase IIb clinical study with Piclidenoson as a stand-alone, monotherapy treatment and not in combination with MTX. The trial was a 12-week multicenter, randomized, double-blind, placebo-controlled, parallel-group study involving 79 patients to determine the safety and efficacy of Piclidenoson administered orally daily in patients with active RA and elevated baseline expression levels of the A3AR in PBMCs. Enrolled patients had high baseline A3AR biomarker expression (determined at 1.5-fold over a predetermined age-matched standard). This selection criteria was made following the findings during previous Phase IIa and IIb RA studies showing a positive correlation between A3AR expression at baseline and patients’ response to the drug, potentially rendering A3AR expression as a predictive biomarker. The primary objectives of this study were to determine the efficacy of oral Piclidenoson when administered daily as a standalone treatment for 12 weeks to patients with active RA and elevated baseline expression levels of the A3AR in the patients’ PBMCs, in comparison to a placebo treatment, and to assess the safety of daily oral Piclidenoson under the circumstances of the trial. In December 2013, we announced the results of the study in which Piclidenoson met all primary efficacy endpoints, showing statistically significant superiority over placebo in reducing signs and symptoms of RA as compared to the placebo. The treatment had an ACR20 response rate of 49% for Piclidenoson compared to 25% for placebo (p=0.035), an ACR50 response rate of 19% for Piclidenoson compared to 9% for placebo, and an ACR70 response rate of 11% for Piclidenoson arm compared to 3% for placebo. Similar to our observations in the previously reported Piclidenoson psoriasis trials, the response of patients with RA was cumulative over time, suggesting a consistent anti-inflammatory effect of Piclidenoson. Moreover, half of the RA patients treated with Piclidenoson showed clinically meaningful improvement. Piclidenoson was very well-tolerated and showed no evidence of immunosuppression, and there were no severe treatment-emergent adverse events during the study. A subgroup analysis of 16 patients with no prior systemic therapy showed a dramatic increase in the response showing ACR20 of 75%, ACR50 50%, and ACR70 50%. We believe this may be related to the fact that in this patient population there is a full receptor expression since they had not been treated earlier with any systemic drugs.

Figure 7: ACR response data –Rheumatoid Arthritis phase IIb

We plan to commence in the second quarter of 2017 ACRobat, our Phase III trial of Piclidenoson for RA. Piclidenoson is being developed as a first line therapy and replacement for the current standard of care, MTX, the most widely used drug for RA. The planned trial will be a randomized, double-blind, active and placebo-controlled Phase III trial to establish non-inferiority of Piclidenoson versus MTX, conducted in approximately 500 patients worldwide. The primary endpoint of ACRobat is low disease activity after 12 weeks of treatment in patients dosed with Piclidenoson compared to those dosed with MTX. Piclidenoson at 1 mg and 2 mg, or placebo, will be administered twice daily, and MTX or placebo will be administered once weekly. The total study duration will be 24 weeks in order to provide more data on long term efficacy and safety.

DES: DES is an eye disease caused by eye dryness, which, in turn, is caused by either decreased tear production or increased tear film evaporation. A Phase II study in DES was conducted by Can-Fite after discovering that patients in the Phase IIa study for another condition also experienced improvement in DES symptoms. The results of the Phase II trial demonstrated the ability of Piclidenoson to improve signs of ocular surface inflammation of the patients studied. Following positive results in the Phase II study, we initiated a Phase III DES trial, under an IND with the FDA which was conducted by OphthaliX in the United States, Europe and Israel. The randomized, double-masked Phase III clinical trial enrolled 237 patients with moderate-to-severe DES who were randomized to receive two oral doses of Piclidenoson (0.1 and 1.0 mg) and a placebo, for a period of 24 weeks. The primary efficacy endpoint was complete clearing of corneal staining. In December 2013, we announced the results of this Phase III study of Piclidenoson for the treatment of DES. In the study, Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. Nonetheless, Piclidenoson was found to be well tolerated. In 2014 we decided to end the development of Piclidenoson for the DES indication. This decision was based on a lack of correlation between patients' response to Piclidenoson and over-expression of the drug target, the A3 adenosine receptor in this patient population.

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

A Phase II clinical trial of Piclidenoson for the treatment of glaucoma was conducted by OphthaliX. The randomized, double-masked, placebo-controlled, parallel-group Phase II clinical trial was designed to evaluate the safety and efficacy of Piclidenoson when administered orally twice daily for up to 16 weeks in patients with elevated IOP. A total of 89 patients were enrolled in the study. The study was conducted with two cohorts. In the first cohort, treatment was randomized in a 3:1 ratio of 1.0 mg Piclidenoson to placebo. In the second cohort, which was also randomized in a 3:1 Piclidenoson to placebo ratio, the Piclidenoson dose was increased to 2.0 mg. In July 2016, top line results were announced. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results OphthaliX saw no immediate path forward in glaucoma and has since ceased research and development operations.

Additional Developments with Piclidenoson

Osteoarthritis

According to the Arthritis Foundation, OA is the most common arthritic disease. Currently, there is a shortage of effective drugs for treating OA patients. Piclidenoson has induced a significant anti-inflammatory effect in experimental animal models with respect to the treatment of OA and, as such, we are currently preparing for a Phase II study. We have not yet filed an IND for this indication as Piclidenoson for the treatment of OA is not currently being clinically tested in the United States and there are no near-term plans to do so.

Crohn’s Disease

Crohn’s disease is an inflammatory bowel disease that may affect any portion of the gastrointestinal tract, causing a wide variety of symptoms. It primarily causes abdominal pain, diarrhea, vomiting and weight loss, however, it may also cause complications outside the gastrointestinal tract, such as skin rashes, arthritis, inflammation of the eye, tiredness and lack of concentration. Pre-clinical pharmacology studies that we have conducted demonstrated the efficacy of Piclidenoson for the treatment of Crohn’s disease. We do not presently have plans for the treatment of Crohn’s disease.

Namodenoson (CF102)

Namodenoson is our second drug candidate and is under development for the treatment of HCC, HCV, non-alcoholic fatty liver disease, or NAFLD, the precursor to non-alcoholic steatohepatitis, or NASH. Namodenoson is also a small, orally bioavailable molecule, and an A3AR agonist, with high affinity and selectivity to the A3AR. In comparison to the expression in adjacent normal liver tissue, the A3AR is over-expressed in tumor tissues of patients with HCC, and the over-expression is also reflected in the patients’ PBMCs. A3AR over-expression in the patients’ tumor cells and PBMCs is attributed to high expression of certain A3AR transcription factors. The binding of Namodenoson to the A3AR results in down-regulation, or a decrease in the quantity of a cellular component, such as the number of receptors on a cell’s surface, of certain A3AR transcription factors. Our studies have shown that this down-regulation leads to apoptosis of HCC cells. In our pre-clinical and clinical studies, Namodenoson demonstrated anti-cancer, anti-viral and liver protective effects. As a result, we believe that Namodenoson can be used to treat a variety of oncological and liver-related diseases and viruses.

In February 2012, the FDA granted an orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. Subsequently, in October 2015, the EMA granted Namodenoson orphan drug designation for the treatment of HCC.

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

In September 2015, the FDA granted Fast Track designation to Namodenoson as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Fast Track, aimed at getting important new drugs that meet an unmet need to patients earlier, is expected to expedite the development of Namodenoson. Drugs that receive Fast Track designation benefit from more frequent meetings and communications with the FDA to review the drug's development plan to support approval. It also allows the Company to submit parts of the NDA on a rolling basis for review as data becomes available.

Israel's Ministry of Health has previously approved Namodenoson for Compassionate Use for HCC.

Set forth below are general descriptions of the diseases with respect to which Namodenoson has underwent or is currently undergoing or being prepared for clinical trials.

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

NAFLD/NASH: NASH, also called "fatty liver", is a condition in which fat builds up inside the liver causing inflammation. Prior to the presence of inflammation, the disease is simply referred to as non-alcoholic fatty liver disease, or NAFLD, the most common form of liver disorder in the United States. The accumulation of macroglobular fat inside the liver causes oxidative stress that reduces the efficiency of the liver and can lead to increased liver enzymes such as alanine aminotransferase and aspartate aminotransferase. Loss of liver efficiency and oxidative stress leads to inflammation, liver cell ballooning, and the development of NASH. Prolonged inflammation results in cirrhosis (scar tissue), liver failure, or liver cancer. There are currently no drugs approved for the treatment of NASH.

Pre-Clinical Studies of Namodenoson

We conducted several pre-clinical studies, including studies of toxicity. The results indicated that Namodenoson was well- tolerated with no adverse effects. In these studies, we evaluated the toxicity, stability, metabolism and other safety parameters of Namodenoson at doses much higher than the doses that we currently administer to humans in our clinical trials of Namodenoson.

In pre-clinical pharmacology studies, Namodenoson inhibited the growth of HCC via the induction of tumor cell apoptosis. In addition, in collaboration with leading virology labs, we observed that Namodenoson inhibited viral replication of HCV through the down-regulation of viral proteins. Both of these findings served as a basis to further explore development of this drug for HCC and HCV.

Moreover, our pre-clinical studies demonstrated that Namodenoson acted to stimulate liver regeneration after partial hepatectomy, or removal of a part of the liver. The studies showed that Namodenoson protected the liver against ischemic reperfusion manifested by a statistically significant (p<0.05) reduction in key liver enzymes, SGOT and SGPT. In addition, in studies where partial liver hepatectomy was conducted, a 45% increase in the regeneration rate of the remaining liver was observed after Namodenoson treatment, compared to placebo which regenerated only by 24%.

In a preclinical study, Namodenoson also revealed its capability to improve liver pathology in a NAFLD /diabetes animal model of NASH. The data showed:

●	Namodenoson had a statistically significant reduction in NAFLD activity score compared to placebo;

●	Namodenoson reduced liver-to-body weight compared to placebo;

●	Representative photomicrographs of H&E-stained liver sections showed improved pathology in animals receiving Namodenoson vs. placebo;

●	Namodenoson decreased plasma ALT and triglycerides levels in the livers of NASH-model compared to placebo;

●	Liver sections from the placebo group exhibited severe micro- and macrovesicular fat deposits, hepatocellular ballooning and inflammatory cell infiltration, whereas the Namodenoson treated group showed a significant decrease in steatosis, ballooning and lobular inflammation compared to the placebo group.

In further pre-clinical studies which evaluated the effects of Namodenoson on fibrogenic hepatic stellate cells, preclinical data show Namodenoson inhibited, in a dose dependent manner, the growth and proliferation of the liver fibrosis cells. This outcome suggests the anti-fibrotic effect of the drug and supports its development as an agent to combat NAFLD, the precursor to NASH.

Most recently, preclinical studies in a mouse model of liver fibrosis demonstrated the anti-fibrotic effects of Namodenoson. The Namodenoson treated group exhibited normal liver under macroscopic view, no accumulation of fluid (ascites), a low fibrosis profile, and lower serum levels of transaminases as compared to the control group. In addition, liver protein extracts and mRNA for the alpha smooth muscle actin showed a significant anti-fibrotic effect in the Namodenoson treated group as compared to the control group.

Clinical Studies of Namodenoson

The information discussed below is based on the various studies conducted by Can-Fite with Namodenoson, including clinical studies in patients with oncological and liver-related diseases and viruses.

Phase I Clinical Study

Namodenoson completed a Phase I double-blind, randomized, placebo-controlled, ascending single dose trial to evaluate the safety, tolerability, and pharmacokinetics of orally administered Namodenoson in healthy volunteers. The study was conducted in the United States under an open IND. Namodenoson was found to be safe and well-tolerated with a half-life time of 12 hours. See Figure 10.

Figure 10. Namodenoson Pharmacokinetic profile

Phase I/II Clinical Study

HCC/HCV

Namodenoson completed two Phase I/II studies in Israel, one in patients with HCC and another in patients with HCV. The HCC Phase I/II study was an open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of orally administered Namodenoson in patients with advanced HCC. The primary objectives of the study were to determine the safety and tolerability, dose-limiting toxicities, maximum tolerated dose, and recommended Phase II dose of orally administered Namodenoson in patients with advanced HCC; and to assess the repeat-dose pharmacokinetics behavior of Namodenoson in those patients. The secondary objectives were to document any observed therapeutic effect of Namodenoson in patients with HCC and to evaluate the relationship between PBMCs and the A3AR expression at baseline, as a biomarker, and the effects of Namodenoson in patients with HCC. The study included 18 patients, nine of which were also carriers of HCV. The initial dose of Namodenoson was 1.0 mg BID, with planned dose escalations in subsequent cohorts to 5.0 and 25.0 mg BID. This Phase I/II study achieved its objectives, showing a good safety profile, or no material differences versus a placebo with respect to observed and patient-indicated side effects, for Namodenoson and a linear pharmacokinetic drug profile, with no dose-limiting toxicities at any dose level. The median overall survival time for the patients in this study was 7.8 months, which is encouraging data considering that (i) 67% of the patient population in the study had previously progressed on Nexavar, produced by Onyx Pharmaceuticals and Bayer, and that Namodenoson was a second line therapy for these patients and (ii) 28% of the patient population were Child-Pugh Class B patients (patients classified on the Child Pugh scoring system for chronic liver disease as having significantly impaired liver function) whose overall survival time is usually 3.5 to 5.5 months. Accordingly, we may also consider Namodenoson as a drug to be developed for this patient sub-population of Child-Pugh Class B patients. Namodenoson had no adverse effect on routine measures of liver function over a six-month period in 12 patients treated for at least that duration. These findings are consistent with our pre-clinical Namodenoson data which demonstrated a protective effect on normal liver tissue in an experimental model of liver inflammation. As such, Namodenoson may potentially be a safer alternative to patients with cirrhosis and/or hepatic impairment. The study also demonstrated a direct relationship between A3AR expression at baseline and patients’ response to Namodenoson, suggesting A3AR as a predictive biological marker. We also observed a decrease in the viral load of seven out of nine patients who were also carriers of HCV. The most commonly reported adverse events included loss of appetite, ascites, nausea, diarrhea, constipation and pain. However, many of these events are expected in a population of patients with advanced HCC. The most frequently reported drug-related adverse events included diarrhea, fatigue, loss of appetite, pain and weakness.

Our second Phase I/II study was a randomized, double-blind, placebo-controlled, dose-escalation study evaluating the safety, tolerability, biological activity, and pharmacokinetics of orally administered Namodenoson in 32 subjects with chronic HCV genotype 1. Eligible subjects were assigned in a 3:1 ratio (eight subjects in each cohort) to receive QD or BID treatment (1.0, 5.0 and 25.0 mg of Namodenoson) for 15 days with oral Namodenoson or with a placebo. Dose escalation occurred in four sequential cohorts. The study’s primary objectives were to determine the safety and tolerability of orally administered Namodenoson in patients with chronic HCV genotype 1, to assess the effects on HCV load during 15 days of treatment with Namodenoson and to assess the repeat-dose pharmacokinetic behavior of Namodenoson under the conditions of this trial. The secondary objective of this trial was to perform an exploratory evaluation of the relationship between A3AR in PBMCs at baseline and the clinical effects of Namodenoson on the study’s patients. Following the decrease in HCV load that had been observed in HCV patients treated with Namodenoson in the parallel HCC study and the good safety profile of Namodenoson, we received Israeli IRB, approval to extend the treatment period of the Phase I/II in patients with HCV to four months with the 1.0 mg dose vs. the placebo. The results of this Phase I/II HCV study demonstrated safety and a linear pharmacokinetic drug profile, however, no significant decrease in the viral load was observed. Notwithstanding, we did observe in the parallel HCC study that seven out of the nine patients with both HCC and HCV experienced a decrease in viral load and that these seven patients were treated with higher Namodenoson dosages than what was administered to the patients with chronic HCV genotype 1 only, and not HCC, possibly explaining the difference in results. The most commonly reported adverse events included loss of appetite, ascites, nausea, diarrhea, constipation and pain. However, many of these events are expected in a population of patients with advanced HCV. The most frequently reported drug-related adverse events included diarrhea, fatigue, loss of appetite, pain and weakness.

We are conducting a Phase II study in HCC patients. In January 2013, as part of our preparatory work for such study, we announced that we believe that the optimal drug dose for the upcoming study is Namodenoson 25.0 mg. This dose was found to be the most effective dose out of the three dosages tested (1.0 mg, 5.0 mg and 25.0 mg) in the previous Phase I/II study. We filed a patent application protecting such optimal dose of Namodenoson for HCC. A publication summarizing the results of the Phase I/II study was published in “The Oncologist”, a leading oncology scientific journal. We also highlighted that one patient has been treated with Namodenoson for over five years. Also as part of the Phase II study, we plan to examine the viral load of HCC patients who are also infected with HCV. If we observe a decrease in the viral load in the HCV sub-population during this forthcoming study, we intend to commence a separate Phase II study for the HCV indication.

The Phase II study is a randomized, double-blind, placebo controlled trial conducted in the U.S., Europe and Israel with an estimated 78 patients to be enrolled. Namodenoson is being evaluated for efficacy and safety as a second-line treatment for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment. The primary endpoint of the study is overall patient survival. In March 2014, the study protocol was approved by the IRB at the Rabin Medical Center in Israel and in December 2014 we dosed the first patient at the study’s Israeli site. We expect to complete patient enrollment in the first half of 2017.

NAFLD/NASH

We are planning to commence a Phase II trial of Namodenoson in the treatment of NAFLD/NASH and have received approval to commence enrollment from the Institutional Review Boards of Hadassah Medical Center and Rabin Medical Center, two leading medical institutions in Israel where the study will be conducted.

The approved clinical protocol is a Phase II multicenter, randomized, double-blinded, placebo-controlled, dose-finding study of the efficacy and safety of Namodenoson in the treatment of NAFLD/NASH. Approximately 60 patients with NAFLD, with or without NASH, will be enrolled in three arms, including two different dosages of Namodenoson and a placebo, given via oral tablets twice daily. The study's primary endpoints will be percent change from baseline in liver triglyceride (fat) concentration measured by nuclear magnetic resonance spectroscopy (NMRS) and safety. Secondary endpoints to be evaluated are the effects of Namodenoson on metabolic abnormalities in subjects with NAFLD, including body weight, waist circumference, serum triglyceride and high-density lipoprotein cholesterol levels, and serum liver transaminase. In addition, an assessment of the pharmacokinetics (PK) of Namodenoson and the A3 adenosine receptor (A3AR) biomarker will be evaluated prior to treatment and its correlation to patients' response to the drug will be analyzed upon study conclusion. Furthermore, the exploratory objective of this study is to evaluate the effects of Namodenoson on relevant biomarkers, such as adiponectin, leptin, C-reactive protein (CRP), and liver stiffness as determined by Fibroscan.

Additional Developments with Namodenoson

JC Virus

In April 2011, we announced that, in laboratory study, Namodenoson inhibited the reproduction of the JC virus, a type of polyomavirus, which is dormant in approximately 70% to 90% of the world population. However, in patients treated with biological drugs, including monoclonal antibody therapeutics, such as anti-TNFs or anti-CD20, JC virus replication may occur, resulting in development of progressive multifocal leukoencephalopathy, or PML, which is characterized by progressive damage or inflammation of the white matter of the brain and, eventually, death. The ability of Namodenoson to suppress the JC Virus culture, as indicated in the laboratory study, may indicate that it may be used for the treatment of PML as a combination therapy with biological drugs. As Namodenoson is already in various stages of clinical development for other indications, its efficacy for this new application may be tested in clinical trials.

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

In addition, CF602 induced a dose-dependent, linear effect in a diabetic mellitus rat model after treatment with one single dose of CF602. One hour after dosing, sexual function was measured. Statistically significant full recovery from erectile dysfunction took place in rats treated with a 500 µ/kg dose.

According to the American Diabetes Association, approximately 30 million children and adults have diabetes mellitus in the U.S. It is estimated that 35-75% of men with diabetes mellitus suffer from erectile dysfunction.

In November 2016, a Notice of Allowance was granted to us by the U.S. Patent and Trademark Office for our patent covering A3AR ligands for use in the treatment of erectile dysfunction. The patent addresses methods for treating erectile dysfunction with different A3AR ligands including our erectile dysfunction drug candidate, CF602. With this new broader patent protection, we made a strategic decision to investigate additional compounds, owned by us, for the most effective and safest profile in this indication.  As such, we postponed our planned IND submission for this indication and are currently conducting efficacy and safety IND enabling studies with two additional compounds that belong to the family of allosteric molecules, similar to CF602, for the treatment of sexual dysfunction.

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

The U.S. Patent and Trademark Office previously issued to us a patent for the utilization of A3AR as a biomarker to predict patient response to its drug Piclidenoson in autoimmune inflammatory indications.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2016, we have paid approximately 95,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

Kwang Dong Agreements

On December 22, 2008, we entered into a license agreement with Kwang Dong Pharmaceutical Co. Ltd, a South Korean limited company, or KD, and the Kwang Dong License Agreement, respectively, for the use, development and marketing of Piclidenoson in the Republic of Korea with respect to RA. In addition, the Kwang Dong License Agreement grants to KD an exclusive, royalty-free license to use certain of our trademarks, as determined from time to time, in connection with the distribution, marketing, promotion and sale of any products derived from Piclidenoson pursuant to the Kwang Dong License Agreement.

The Kwang Dong License Agreement also provides for the creation of a four member joint committee consisting of two members from each party for the purpose of serving as a joint source of experience and knowledge in Piclidenoson development and to facilitate communication and coordination between the parties with respect to such development. The joint committee will, among other things specifically identified in the Kwang Dong License Agreement, provide to the parties opinions, proposals, ideas and updates with respect to the Piclidenoson development processes conducted separately by each party.

According to the Kwang Dong License Agreement, we are entitled to receive or have received the following payments: (i) a non-refundable amount of $300,000 paid within 30 days of the effective date of the agreement; (ii) an amount of up to $1.2 million based on our compliance with certain milestones, including but not limited to, the conclusion of the Phase II clinical trial for Piclidenoson for treating RA and the receipt of various regulatory authorizations; and (iii) annual royalties of 7% of annual net sales of the licensed drug in the Republic of Korea. In addition to the amounts detailed above, we will be entitled to additional payments based on sales of raw materials to KD for the purpose of developing, producing and marketing Piclidenoson.

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

After the TASE approved such shares for the listing for trade on January 5, 2009, the shares were allocated to KD and the transaction was finalized in January 2009. As of December 31, 2016, KD had paid us approximately $0.8 million, which represents milestone payments pursuant to the Kwang Dong License Agreement, an advance of certain amounts to become due under the Kwang Dong License Agreement and the purchase price for the shares.

Cipher Pharmaceuticals Agreement

On March 20, 2015, we entered into a Distribution and Supply Agreement with Cipher Pharmaceuticals, or Cipher, granting Cipher the exclusive right to distribute Piclidenoson in Canada for the treatment of psoriasis and RA.

Under the Distribution and Supply Agreement, we are entitled to CDN$1.65 million upon execution of the agreement plus milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or RA, and (ii) CDN $1 million upon the second approved indication for either psoriasis or RA. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada.

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

CKD Agreement

On October 25, 2016, we entered into an exclusive Distribution Agreement with Chong Kun Dang Pharmaceuticals, or CKD, for the exclusive right to distribute Namodenoson for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals. The Distribution Agreement further provides that we will deliver finished product to CKD and grant CKD a right of first refusal to distribute Namodenoson for other indications for which we develop Namodenoson.

The Distribution Agreement provides for up to $3,000,000 in upfront and milestone payments payable as follows: (i) an upfront payment of $500,000 within 30 days of receipt of an invoice from us, and (ii) within 30 days of the occurrence of each of the following: (1) $500,000 upon receipt by CKD of a positive result from the preliminary review by the Ministry of Food and Drug Safety, or MFDS, on obtaining orphan drug designation for Namodenoson in South Korea, (2) $500,000 upon successful completion of our ongoing Phase II clinical trial for Namodenoson, (3) $1,000,000 upon the granting of marketing authorization of Namodenoson in South Korea by the MFDS, and (4) $500,000 upon registration of Namodenoson on the “reimbursement listing” in South Korea by the National Health Insurance Services in Korea. In addition, we are entitled to a royalty of 23% of net sales of Namodenoson following commercial launch in South Korea which includes the transfer price for delivering finished product to CKD.

The Distribution Agreement has an initial term of 10 years from first commercial sale and is renewable for additional 3 year periods unless either party gives notice of termination at least 6 months prior to the then current term. The Distribution Agreement may be terminated by CKD upon 30 days prior written notice if we fail to successfully complete our ongoing Phase II clinical trial for Namodenoson and we may terminate the Distribution Agreement upon 30 days prior written notice if certain commercialization milestones are not met by CKD or certain minimum quantities of sales are not made during the contract period. In addition, either party may terminate the Distribution Agreement in the event of an uncured material breach or insolvency.

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

The license agreement with Eye-Fite will remain in effect until the expiration of the last of the patents licensed thereunder, unless earlier terminated by one of the parties in accordance with its terms. We may terminate the license agreement upon customary bankruptcy and insolvency events of Eye-Fite and upon Eye-Fite’s material breach of the Eye-Fite Agreement, upon 30 days’ prior written notice. Eye-Fite may terminate the license agreement upon three months’ prior written notice for any reason and upon 30 days’ prior written notice for our material breach of the license agreement

All inventions resulting from the development and commercialization of CF101 under the license agreement belong to us, whether invented solely by us, solely by Eye-Fite or by both entities. However, the license agreement also grants Eye-Fite an exclusive license to use any such inventions in the field of ophthalmic diseases around the world for no additional consideration. Pursuant to the license agreement, we have the sole right to make elections with respect to patent term extension of or supplemental protection certificates with respect to our licensed patents and the sole right to seek and maintain any data exclusivity periods available for CF101. Also pursuant to the license agreement, we have retained the right to prosecute and maintain the patents licensed to us.

SKK Agreement

On August 27, 2015, we entered into an agreement with Japan-based Seikagaku Corporation, or SKK, terminating its license agreement with us. SKK informed us that it is strategically focused on expanding its core research and development activities in the field of glyco-science. Under the license agreement, SKK was granted a license for the use, development and marketing of Piclidenoson in Japan with respect to inflammatory indications, except for ophthalmic disease indications. The termination agreement provides, among other things, that all licenses and rights granted to SKK terminate and all clinical and non-clinical studies conducted by SKK shall be transferred free of charge to us. Over the life of the license, we received an aggregate of approximately $8.5 million from SKK.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with Cipher, SKK and KD with respect to Piclidenoson and CKD with respect to Namodenoson. See “Item 4—Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. We recorded revenues of NIS 0.1 million for the year ended December 31, 2016 under the distribution agreement with CKD which was due to the recognition of a portion of the NIS 1.9 million ($0.5 million) advance payment received in December 2016 under the distribution agreement with CKD. We recorded revenues of NIS 0.64 million for the year ended December 31, 2015 and NIS 0.55 million for the year ended December 31, 2016 which was due to the recognition of a portion of the NIS 5.14 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher. In the year ended December 31, 2014 we did not record any revenues. We expect to generate future revenues through our current and potential future out-licensing arrangements with respect to Piclidenoson and Namodenoson based on the progress we make in our clinical trials.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture Piclidenoson, Namodenoson and CF602 are widely available from numerous suppliers and are generally considered to be generic industrial chemical supplies. We do not rely on a single or unique supplier for the current production of any therapeutic small molecule in our pipeline.

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

Patents

As of March 14, 2017, we owned or exclusively licensed (from Leiden University) 12 patent families that, collectively, contain approximately 165 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	a family of patents which pertains to the use of substances that bind to the A3AR, including Piclidenoson and Namodenoson; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Poland, Russia and Hong-Kong. These patents are set to expire in 2020, other than the United States patent that will expire in 2022;

●	a family of patents and a patent application which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. The patent application is pending in Brazil. These patents and patent application have a filing date of January 1, 2002 and a priority date of January 16, 2001 and are set to expire in 2022, other than the United States patent that will expire in 2023;

●	a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular RA. This patent was granted in the United States and is set to expire in 2023;

●	a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in certain countries in Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, USA, China and Mexico. The patents are set to expire in 2025. There are patent applications pending in Canada, and Brazil. Each of the patents and patent applications has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, United States and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland and United Kingdom). The patent is set to expire in 2030.The patent applications are pending in the China, Hong Kong, India, and South Korea, each with a filing date of September 6, 2010 and a priority date of September 6, 2009;

●	a family of patents and patent applications which pertain to the method for producing Piclidenoson. Such patents were granted in U.S., India, China, Japan and Israel. These patents are set to expire in 2028. The patent applications are pending in the EPO (recently allowed, this European application designates all EPC member states) and India. Each patent and patent application has a filing date of March 13, 2008 and a priority date of March 14, 2007;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. Patent applications are pending in the United States and Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005;

●	a family of patents and patent applications which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, USA and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). There is one patent application pending in the United States which was recently allowed. Each patent or patent application in this family has a filing date of October 22, 2007 and a priority date of October 15, 2007.

●	a family of patent applications which pertain to the use of A3AR agonists for the maintenance of liver function in patients having chronic liver disease. These patent applications are pending in China, Japan, Hong-Kong. These patent applications have a filing date of January 23, 2013 and a priority date of January 23, 2012;

●	a family of patent applications which pertain to treatment of sexual dysfunction. This family includes patent applications in Israel, Australia, China, Japan, Russia, Brazil, Canada, Europe, India, Mexico, South Korea, and USA. The patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012;

●	a family of patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes a patent application in Israel and an International patent application (PCT), claiming priority from this Israeli application. The PCT application has a filing date of November 22, 2016.

We currently hold an exclusive license from Leiden University of the Netherlands to a family of patents and patent applications that relate to the allosteric modulators of the A3AR, which includes the allosteric modulator CF602. This exclusive license relates to patents that were granted in the United States, China, Japan, South Korea and in Europe (validated in, Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Holland and United Kingdom). There is a patent application pending in India. These granted patents and the patents that may be granted on patent applications of this patent family are set to expire in 2027.

We believe that our owned and licensed patents provide broad and comprehensive coverage of our technology, and we intend to aggressively enforce our intellectual property rights if necessary to preserve such rights and to gain the benefit of our investment. However, as a result of the termination of the NIH license agreement between Can-Fite and the NIH in June 2015 due to patent expiration, we no longer hold rights to a family of composition of matter patents relating to Piclidenoson that were licensed from NIH. Nevertheless, because Piclidenoson may be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We may also be entitled to the rights under Can-Fite’s pharmaceutical use issued patents with respect to Piclidenoson, which provide patent exclusivity within the ophthalmic field until the mid-2020s. While we believe that we may be able to protect our exclusivity in the ophthalmic field through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of Piclidenoson. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Piclidenoson and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of Can-Fite and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson and CF602 are being developed to treat several autoimmune-inflammatory, oncological and ophthalmic indications, including but not limited to psoriasis, RA, OA, HCC, NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as sexual dysfunction, Crohn’s disease, oncological diseases and viral disease, such as the JC virus.

Despite the competition, however, we believe that our drug candidates have unique characteristics and advantages over certain drugs currently available on the market and under development to treat these indications. We believe that our pipeline of drug candidates has exhibited a potential for therapeutic success with respect to the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects.

We believe the characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the psoriasis and RA markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. For example, while TNF inhibitor therapies transformed the treatment for many patients, a substantial percentage of patients (40% to 60%) do not respond to either disease modifying anti-rheumatic drug, or a DMARD, or biologic therapies (Simsek, 2010).

Pre-clinical pharmacology studies in different experimental animal models of arthritis revealed that Piclidenoson acts as a DMARD, which, when coupled with its good safety profile, make it competitive in the psoriasis, RA and OA markets. Our recent findings also demonstrate that a biological predictive marker can be utilized prior to treatment with Piclidenoson, which may allow it to be used as a personalized medicine therapeutic approach for the treatment of RA, potentially leading to an improvement in response rate for patients. Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only one drug, Nexavar (sorafenib), has been approved by the FDA.

In addition, our human clinical data suggests that A3AR may be a biological marker in that high A3AR expression prior to treatment has been predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We hold a patent with respect to the intellectual property related to such assay and are currently utilizing this assay in our ongoing Phase IIb study of Piclidenoson for the treatment of RA.

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Amgen, Centocor, Pfizer, Novartis, Abbvie, Celgene, Eli Lilly, Janssen and more. Competitors in the hepatocellular carcinoma, also known as primary liver cancer, or HCC field include companies such as Bayer. Competitors in the NASH field include companies such as Gilead, Genfit, Regato, Galmed, Allergan and Intercept. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer.

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

Piclidenoson for the Treatment of Psoriasis

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

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. Recently, a new oral small molecule inhibitor of phosphodiesterase 4 (PDE4), Celgene’s Otezla, has gained sizable market share as a result in part due to its convenience of oral dose and comparable efficacy to the biologic drugs. In March 2016, the FDA approved Taltz (ixekizumab) by Eli Lilly. The psoriasis drug market is forecast to grow to $8.9 billion by 2018, according to estimates of Visiongain.

The current common treatments for psoriasis include topical and systemic drugs, steroids, immunosuppressive drugs such as Cyclosporine A by Novartis, MTX and biological drugs. Biological drugs, such as Enbrel (etanercept) by Amgen and Pfizer, Remicade (infliximab) by Centocor, Humira (adalimumab) by Abbvie, Stelara (ustekinumab) by Janssen, Otezla (aprelimast) by Celgene, Cosentyx (secukinumab) by Novartis and Taltz (ixekizumab) by Eli Lilly have significant side effects, are expensive and patients are often not responsive. For example, some of these drugs have received an FDA “black box” warning for increased risk of cancer in children and adolescents and risk of infection with Legionella and Listeria bacteria.

Many of the current RA drugs on the market or in development are also used for the treatment of psoriasis. See “—Piclidenoson for the Treatment of RA.” In addition, several therapies are in advanced clinical development for psoriasis and many others are in Phase II or earlier stages of development.

Piclidenoson for the Treatment of RA

RA is a severe disease that attacks approximately 0.6% of the U.S. population, mainly women and, in particular, postmenopausal women. According to Visiongain, the world RA market size is predicted to generate revenues of $34.6 billion in 2020.

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

Namodenoson for the Treatment of HCC

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

Namodenoson for the Treatment of NASH

Rates of NAFLD and NASH are increasing in the U.S. in concert with increasing rates of obesity and diabetes. In fact, NASH is now the third leading cause of liver transplant in the U.S. It is estimated that 17-33% of Americans have fatty liver, with approximately one-third going on to develop NASH. NASH is believed to affect 2-5% of adult Americans. Despite the progression of several interesting clinical-stage candidates by companies such as Gilead, Genfit, Regado, Conatus, Galmed, Allergan and Intercept as well as others, there are currently no FDA approved treatment options for NASH.

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

We also maintain worldwide product and clinical trial liability insurance with coverage of approximately $5 million with respect to the Piclidenoson and Namodenoson drugs used in clinical trials. We also procure additional insurance for each specific clinical trial which covers a certain number of trial participants and which varies based on the particular clinical trial. Certain of such policies are based on the Declaration of Helsinki, which is a set of ethical principles regarding human experimentation developed for the medical community by the World Medical Association, and certain protocols of the Israeli Ministry of Health.

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

The purpose of the NDA is to provide the FDA with sufficient information so that it can assess whether it ought to approve the candidate product for marketing for specific intended uses. The fact that the FDA has designated a drug as an orphan drug for a particular intended use does not mean that the drug has been approved for marketing. Only after an NDA has been approved by the FDA is marketing appropriate. A request for orphan drug status must be filed before the NDA is filed. The orphan drug designation, though, provides certain benefits, including a seven-year period of market exclusivity subject to certain exceptions. In February 2012, the FDA granted an orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. Subsequently, in October 2015, the EMA granted Namodenoson orphan drug designation for the treatment of HCC. See “Item 4. Information on the Company—B. Business Overview—Namodenoson”.

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

European Union

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

●	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

●	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are implemented in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an E.U. member state in which a study is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014 was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a “regulation” that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which is scheduled to be in 2018.

The new Regulation (EU) No 536/2014 aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the Regulation include:

●	A streamlined application procedure via a single entry point, the E.U. portal.

●	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

●	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

●	Strictly defined deadlines for the assessment of clinical trial application.

●	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all E.U. member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 E.U. member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

●	medicinal products developed by means of one of the following biotechnological processes:

●	recombinant DNA technology;

●	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

●	hybridoma and monoclonal antibody methods;

●	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;

●	medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

●	acquired immune deficiency syndrome;

●	cancer;

●	neurodegenerative disorder;

●	diabetes;

●	auto-immune diseases and other immune dysfunctions; and

●	viral diseases; and

●	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances

Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

●	The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

●	The national procedure is only available for products intended to be authorized in a single E.U. member state.

●	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the paediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized E.U. marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and other requirements

We will, for example, have to comply with the E.U.’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. E.U. regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the E.U.’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual E.U. member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s Good Manufacturing Practices, or GMP, requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its current GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

 Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substance Law — 1993, the Ministry of the Environment may grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until January 2020.

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

C. Organizational Structure

Our corporate structure consists of Can-Fite and three subsidiaries, one of which is an indirect subsidiary: Ultratrend Limited, an English limited company, OphthaliX Inc., a Delaware corporation, or OphthaliX, and Eye-Fite Limited, an Israeli limited company, or Eye-Fite. Ultratrend Limited is a wholly-owned subsidiary of Can-Fite, but has yet to conduct any significant activity. Can-Fite holds 82% of the issued and outstanding capital stock of OphthaliX and accordingly may appoint all members of the Board of Directors of OphthaliX. Eye-Fite, a wholly-owned subsidiary of OphthaliX, holds an exclusive license from Can-Fite.

D. Property, Plants and Equipment.

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company, that pursuant to a verbal agreement expires on December 31, 2017. The Petah-Tikva headquarters consists of approximately 300 square meters of space with eight parking spaces. Lease payments are approximately NIS 20,447, or $5,318, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses both our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed Piclidenoson (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals for the Canadian market, and (iii) for the treatment of ophthalmic diseases to Eyefite, a wholly-owned subsidiary of OphthaliX, for the global market. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

With respect to Namodenoson, in October 2016, we entered into an exclusive distribution agreement with Chong Kun Dang Pharmaceuticals, or CKD for the exclusive right to distribute Namodenoson for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals. The distribution agreement provides for up to $3,000,000 in upfront and milestone payments, plus royalties on net sales of 23%. The distribution agreement further provides that we will deliver finished product to CKD and grant CKD a right of first refusal to distribute Namodenoson for other indications for which we develop Namodenoson. See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements—CKD Agreement”.

In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure, or IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results, OphthaliX sees no immediate path forward in glaucoma. As of the date hereof, OphthaliX has no active business operations. See “Item 10. Additional Information—Material Contracts—OphthaliX Agreements.”

In June 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named us, our Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, CF101 in relation to the Psoriasis studies. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered aggregate damages of approximately NIS 125 million. On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification is scheduled for April 26, 2017.

Our product candidates, Piclidenoson, Namodenoson and CF602 are being developed to treat several autoimmune-inflammatory, oncological and sexual dysfunction indications. Piclidenoson is in various stages of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. Namodenoson is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Recently, Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of non-alcoholic steatohepatitis, or NASH, following our recently concluded study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown proof of concept in pre-clinical pharmacological studies. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of RA, following agreement with the EMA on our protocol design and expect to commence enrollment in the second quarter of 2017, (ii) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design and expect IRB submissions in the fourth quarter of 2017, (iii) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the first half of 2017, (iv) conducting preparatory work for a Phase II trial of CF102 in the treatment of NASH, a new indication identified by us for our liver cancer drug, following approval of the study protocol by IRBs and anticipate commencing enrollment in the second quarter of 2017, and (v) conducting efficacy and safety IND enabling studies with two additional compounds that belong to the family of allosteric molecules, similar to CF602, for the treatment of sexual dysfunction.

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2016, we had an accumulated deficit of approximately NIS 350 million ($91 million). Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher and CKD and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher and CKD and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2016, we had approximately $8 million, or NIS 31 million, of cash and cash equivalents based on the exchange rate reported by the Bank of Israel as of December 31, 2016.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with KD, Cipher and CKD and our historic out-licensing agreement with SKK.

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

Under the Distribution and Supply Agreement with Cipher we received CDN$1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or RA, and (ii) CDN $1 million upon the second approved indication for either psoriasis or RA. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable as follows: (i) an upfront payment of $500,000 within 30 days of receipt of an invoice from us, which we received in the fourth quarter of 2016 and (ii) within 30 days of the occurrence of each of the following: (1) $500,000 upon receipt by CKD of a positive result from the preliminary review by the Ministry of Food and Drug Safety, or MFDS, on obtaining orphan drug designation for Namodenoson in South Korea, (2) $500,000 upon successful completion of our ongoing Phase II clinical trial for Namodenoson, (3) $1,000,000 upon the granting of marketing authorization of Namodenoson in South Korea by the MFDS, and (4) $500,000 upon registration of Namodenoson on the “reimbursement listing” in South Korea by the National Health Insurance Services in Korea. In addition, we are entitled to a royalty of 23% of net sales of Namodenoson following commercial launch in South Korea which includes the transfer price for delivering finished product to CKD. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the terminated SKK license agreement we received an aggregate of approximately $8.5 million from SKK. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
CF 101	Preparing for a Phase III study in RA	Expect to commence enrollment in 2017
	Preparing for a Phase III study in psoriasis	Expect to commence enrollment in 2017
CF 102	Phase II in HCC	Completion of patient enrollment in first half of 2017
	Preparing for a Phase II study in NASH	Expect to commence enrollment in second quarter of 2017
CF 602	Conducting IND enabling studies	Planning to file an IND with the FDA in 2017

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

 Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2014, 2015 and 2016; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2014	2015	2016	Inception
Piclidenoson	1,866	971	1,946	21,481
Namodenoson	1,289	1,044	1,907	5,628
CF602	23	243	1,126	1,392

Other projects	18	1	-	1,729
Total gross direct project costs (1)	3,196	2,259	4,979	30,230

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2016, we have incurred research and development expenses of approximately $84 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2016 have been translated into U.S. dollars at the representative rate of exchange on December 31, 2016 (U.S. $1 = NIS 3.845). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

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

Revenue Recognition

We generate income from distribution agreements. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. Such income comprises of upfront license fees, milestone payments and potential royalty payments.

We identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

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

Our net loss for the year ended December 31, 2016 and 2015 included finance income in the amount of NIS 27,009,000 and NIS 19,770,000, respectively, in connection with the above-mentioned warrants.

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

U.S. Offerings

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

On January 24, 2017, we sold to certain institutional investors providing for the issuance of an aggregate of 2,500,000 ADSs in a registered direct offering at $2.00 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 1,250,000 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $360,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 125,000 ADS on the same terms as the warrants except they have a term of five years.

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

In the public offering, we issued 4,953,750 Series 6 Warrants exercisable for 198,150 of our ordinary shares. The Series 6 Warrants had an exercise price of NIS 15.75 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were originally scheduled to expire on May 16, 2012. On August 18, 2012, we filed an application with the Petah-Tikva District Court in Israel to approve an extension of the Series 6 Warrants until September 1, 2014 and following a meeting of our shareholders and holders of Series 6 Warrant to approve the extension of the exercise period of the Series 6 Warrants, on January 27, 2014, the District Court approved the extension until October 30, 2013. The Series 6 Warrants expired on October 30, 2013.

In the same offering, we issued 9,907,500 Series 7 Warrants exercisable for 396,300 of our ordinary shares. The Series 7 Warrants had an exercise price of NIS 20 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were originally scheduled to expire on November 16, 2013. On November 7, 2013, we filed an application with the Petah-Tikva District Court in Israel to approve an extension of the Series 7 Warrants until March 31, 2014 and following a meeting of our shareholders and holders of Series 7 Warrant to approve the extension of the exercise period of the Series 7 Warrants, on January 27, 2014, the District Court approved the extension until March 31, 2014. The Series 7 warrants expired on March 31, 2014.

Series 8 and 9 Warrants

In connection with our Israeli public offering on May 1, 2012, we issued Series 8 and Series 9 Warrants, which were publicly traded on the TASE and exercisable into our publicly traded ordinary shares. In accordance with IFRS, we allocated a portion of the consideration received for such warrants based on their market value at the time. The consideration allocated to warrants is generally reflected in non-current liabilities due to the fact that the exercise price of such warrants is linked to the Israeli consumer price index.

We issued 8,112,000 Series 8 Warrants exercisable for 324,480 of our ordinary shares in the offering. Although the Series 8 Warrants had an exercise price of NIS 13.75 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were set to expire on June 30, 2013, on June 24, 2013, the Lod District Court in Israel approved a settlement, approved at a meeting of the shareholders and the Series 8 Warrants holders, according to which the exercise price was increased to 18.75 NIS per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and the exercise period was extended until December 31, 2013.The Series 8 Warrants expired on December 31, 2013.

We also issued 12,168,000 Series 9 Warrants exercisable for 486,720 of our ordinary shares in this offering. In accordance with IFRS, we allocated a portion of the consideration received from the Series 9 Warrants based on their market value at the time. The consideration allocated to the Series 9 Warrants is generally reflected in shareholders’ equity due to the fact that the exercise price of such warrants is fixed. The Series 9 Warrants had a fixed exercise price of NIS 21.25 per ordinary share. The Series 9 Warrants expired on May 1, 2015.

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

We issued 39,067,000 Series 10 Warrants exercisable for 1,562,680 of our ordinary shares in the offering. The Series 10 Warrants had an exercise price of NIS 0.394 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and following extension were set to expire on October 31, 2016. On October 10, 2016, we filed an application with the Lod District Court in Israel to approve an extension of the Series 11 Warrants until October 31, 2017. Following a meeting of our shareholders and holders of Series 11 Warrant, on January 4, 2017 the District Court approved the extension until October 31, 2017.

We also issued 37,385,000 Series 11 Warrants exercisable for 1,495,400 of our ordinary shares in the offering. The Series 11 Warrants have an exercise price of NIS 0.392 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were set to expire on April 30, 2016. On June 14, 2016, we filed an application with the Lod District Court in Israel to approve an extension of the Series 11 Warrants until October 31, 2016 and allowing the Series 11 Warrants to be exercised on an any trading day. Following a meeting of our shareholders and holders of Series 11 Warrant, on July 13, 2016 the District Court approved the extension until October 31, 2016. On October 10, 2016, we filed an application with the Lod District Court in Israel to approve an extension of the Series 11 Warrants until October 31, 2017. Following a meeting of our shareholders and holders of Series 11 Warrant, on January 4, 2017 the District Court approved the extension until October 31, 2017.

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

Series 12 Warrants

We issued 1,470,000 Series 12 Warrants exercisable for 1,470,000 of our ordinary shares. The Series 12 Warrants have an exercise price of NIS 15.29 per ordinary share (which may fluctuate as it is based on the Israeli consumer price index) and were originally scheduled to expire on October 22, 2016. On October 10, 2016, we filed an application with the Lod District Court in Israel to approve an extension of the Series 12 Warrants until October 31, 2017. Following a meeting of our shareholders and holders of Series 12 Warrant, on January 4, 2017 the District Court approved the extension until October 31, 2017.

As of March 29, 2017, other than Series 6, Series 7, Series 8 and Series 9 Warrants that have expired, 25,000 Series 10 Warrants to purchase 1,000 ordinary shares were exercised on December 26, 2013 for an aggregate exercise price of NIS 9,850 and 12,500 Series 11 Warrants to purchase 500 ordinary shares were exercised on December 26, 2013 for an aggregate exercise price of NIS 4,900, none of the foregoing warrants have been exercised.

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

A. Results of Operations

Comparison of the Year Ended December 31, 2016 to Year Ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were NIS 0.65 million, an increase of NIS 0.01 million, or 1.6%, compared to NIS 0.64 million for the year ended December 31, 2015. The revenues during 2016 were mainly due to the recognition of a portion of the NIS 5.14 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher and a minor amount due to the recognition of a portion of the NIS 1.9 million ($0.5 million) advance payment received in December 2016 under the distribution agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2016 were NIS 23.38 million, an increase of NIS 8.33 million, or 55%, compared to NIS 15.05 million for the year ended December 31, 2015. Research and developments expenses for the year ended 2016 comprised primarily of expenses associated with the Phase II study for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to costs associated with preparations of the Piclidenoson Phase III studies in the treatment of RA and psoriasis and costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer. We expect that the research and development expenses will increase through 2017 and beyond.

General and administrative expenses

General and administrative expenses were NIS 10.48 million for the year ended December 31, 2016 a decrease of NIS 0.15 million, or 1.4%, compared to NIS 10.63 million for the year ended December 31, 2015. The minor decrease is primarily due to a decrease in professional services. We expect that general and administrative expenses will remain at the same level through 2017.

Financial expenses, net

Financial income, net for the year ended December 31, 2016 aggregated NIS 6.31 million compared to financial income, net of NIS 5.29 million for the same period in 2015. The increase in financial income, net in the year ended December 31, 2016 was mainly due to fact that during 2016 we did not record any issuance expenses unlike in 2015.

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

Research and development expenses

Research and development expenses for the year ended December 31, 2015 were NIS 15.05 million, a decrease of NIS 1.15 million, or 7.1%, compared to NIS 16.20 million for the year ended December 31, 2014. Research and developments expenses for the year ended 2015 comprised primarily of expenses associated with the Phase II study for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to the completion of the Phase II/III psoriasis study during the first quarter of 2015 and a decrease in the scope of the non-clinical expenses during the year ended 2015 as compared to the parallel period in 2014. We expect that the research and development expenses will increase through 2016 and beyond.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At December 31, 2016, we had approximately NIS 31.2 million ($8.1 million) in cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. During the fourth quarter of 2016, we received approximately NIS 1.9 million ($0.5 million) from CKD, as upfront payment for entering into the distribution agreement with CKD. In January 2017, we raised approximately NIS 18.9 million ($5 million) in a registered direct offering.

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

Net cash used in operating activities was NIS million for the year ended December 31, 2016 was NIS 34.3 million, compared with net cash used in operating activities of NIS 18.2 million and NIS 28.5 million for the years ended December 31, 2015 and 2014, respectively. The NIS 16.1 million increase in the net cash used in operating activities during 2016, compared to 2015, was primarily the result of an increase in clinical trials and increase in prepaid expenses for clinical trials supply. The NIS 10.4 million decrease in the net cash used in operating activities during 2015, compared to 2014, was primarily the result of a decrease in loss and an increase in deferred revenues.

Net cash used in investing activities for the year ended December 31, 2016 was NIS 0.04 million compared to net cash used in investing activities of NIS 0.17 million for the year ended December 31, 2015 and net cash used in investing activities of NIS 0.04 million for the year ended December 31, 2014. The changes in cash flows from investing activities are immaterial.

There was no net cash provided by financing activities for the year ended December 31, 2016, compared to net cash provided by financing activities of NIS 48.3 million for the year ended December 31, 2015 and NIS 44.7 million for the year ended December 31, 2014. The NIS 48.3 million decrease in the net cash provided by financing activities during 2016, compared to 2015, was due to no issuance of shares and warrants during 2016. The NIS 3.6 million increase in the net cash provided by financing activities during 2015, compared to 2014, was primarily due to issuance of shares and warrants, net of issuance expenses.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of March 30, 2017, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

● ●

the level of research and development investment required to develop our product candidates;

the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

● ●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and maintaining minimum shareholders’ equity requirements under the NYSE MKT Company Guide.

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

F. Contractual Obligations.

The following table summarizes our significant contractual obligations in NIS at December 31, 2016:

	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Contractual Obligations

NIH milestones(1)	1,634,125	1,634,125	-	-	-
Leiden University milestones(2)	323,504	40,438	283,066	-	-
Car lease obligations	304,413	154,351	150,062	-	-

Total	2,262,042	1,828,914	433,128	-	-

(1)	Includes $425,000 in milestone payments.
(2)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth the members of our senior management and Board of Directors:

Member	Position	Age
Ilan Cohn, Ph.D.	Chairman of the Board	61

Pnina Fishman, Ph.D.	Chief Executive Officer, Director	68

Motti Farbstein	Chief Operating and Financial Officer	53

Guy Regev	Director, Audit Committee and Compensation Committee member	48

Abraham Sartani, M.D.	Director	71

Gil Oren	Director, Audit Committee and Compensation Committee member	64

Israel Shamay	Director, Audit Committee and Compensation Committee member	53

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and senior partner at the patent attorney firm Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 servesas the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

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

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2016. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Salaries, fees, commissions, bonuses and options (thousand NIS)
All directors and senior management as a group, consisting of 10 persons	3,838

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2016.

Name and Position	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
	(NIS in thousands)
Pnina Fishman Chief Executive Officer	1,238	(1)	240	560	48	2,086

Motti Farbstein Chief Financial Officer	937	(2)	148	99	55	1,239

Gil Oren Director	129	(3)	-	2	-	131

Guy Regev External Director	120	(3)	-	-	-	120

Israel Shamay External Director	128	(3)	-	-	-	128

(1)	Amount represents consulting fee.
(2)	Salary includes Mr. Farbstein’s gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2016 with respect to all options granted to such person.

(5)	Amount represents cost of use of company car.

The following table sets forth information with respect to the options granted to the members of our executive officers and directors for the year ended December 31, 2016.

Name	Date of Grant	Purchase Price (in NIS)	Number of Options	Vesting Period	Expiration Date	Total Benefit (in NIS)	Benefit recognized in 2016 (in NIS)
Motti Farbstein	17/2/16	4.317	60,000	4 years	17/2/26	159,644	80,533

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 48,721 (approximately $12,671), and payment of NIS 3,256 (approximately $847) per meeting for participating in meetings of the board and committees of the board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

Employment and Consulting Agreements

We have entered into employment or consulting agreements with our directors, senior management and key service providers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of proprietary information and inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 29, 2017, we have granted her options to purchase an aggregate of 744,443 ordinary shares, of which (i) 241,613 were exercised into ordinary shares, (ii) options to purchase 195,630 ordinary shares expired (iii) 2,680,000 options to purchase 107,200 ordinary shares have an exercise price of NIS 0.644 per option, are fully vested and expire on January 13, 2021, and (iii) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share, vesting on a quarterly basis over three years commencing October 22, 2015, and expire on October 22, 2025.

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

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 29, 2017, we have granted him options to purchase an aggregate of 114,195 ordinary shares, of which (i) options to purchase ordinary shares were exercised into 1,133 ordinary shares, (ii) options to purchase 12,887 ordinary shares expired, (iii) 554,387 options are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option, are fully vested, and expire on November 26, 2018, (iii) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option, are fully vested, and expire on May 2, 2022, (iv) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option are fully vested, and expire on March 20, 2023, (v) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option, vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (vi) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per ordinary shares, vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the Board of Directors. Our board has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On January 3, 2017, at an annual general meeting of our shareholders, Pnina Fishman, Ilan Cohn, Avi Sartani, and Guy Regev were re-elected to serve as directors for a term expiring at our next annual general meeting of shareholders and until his or her respective successor is duly elected. On July 14, 2014, at an annual general meeting of our shareholders Gil Oren was re-elected to serve as one of our external directors for an additional three-year term ending July 9, 2017. On December 31, 2014, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 30, 2017 as one of our external directors. Israel Shamay may be re-elected for another two three-year terms. Gil Oren may not be re-elected to serve as an external director as he was elected for three terms, the maximum term according to the provisions of the Israeli Companies Law. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

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

Israel Shamay and Gil Oren serve as external directors on our Board of Directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee and our compensation committee. Our Board of Directors has determined that Gil Oren possesses accounting and financial expertise, and that both of our external directors possess the requisite professional qualifications. In addition to our external directors, Guy Regev and Avi Sartani serve as independent directors on our Board of Directors. Guy Regev also serves on our audit committee and our compensation committee.

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

The compensation policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an "interested party" in the proposed resolution, or that shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the compensation policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the compensation policy is in the best interest of the company. The Compensation Policy policy is required to be brought before the shareholders of the Company once every three years for approval.

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

The Compensation Policy was approved by the general meeting of shareholders on January 19, 2017 after discussions and recommendation of the compensation committee and approval by the Board of Directors. Moreover, the approval of the compensation committee is required in order to approve terms of office and/or employment of office holders.

Gil Oren is the chairman of our compensation committee. Israel Shamay and Guy Regev serve as the other members of our compensation committee.

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

We comply with the requirement of the Israeli Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure. Our current internal auditor is Deloitte.

D. Employees.

As of December 31, 2016, we had seven employees, three of whom were employed in management and administration, three of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 29, 2017 by the members of our senior management and board of directors individually and as a group. The beneficial ownership of ordinary shares is based on the 32,709,901 ordinary shares outstanding as of March 29, 2017 (which excludes 446,827 ordinary shares held in treasury) and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 29, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors
Ilan Cohn, PhD., Chairman of the Board	214,852	(1)	*
Pnina Fishman, PhD., Chief Executive Officer and Director	470,637	(2)	1.4%
Motti Farbstein, Chief Operating Officer	55,182	(3)	*
Guy Regev, Director	54,240	(4)	*
Abraham Sartani, Ph.D, Director	4,000	(5)	*
Gil Oren, Director	9,166	(6)	*

Israel Shamay, Director	-		-

Senior Management and Directors as a group (7 persons)	808,077		2.5%

*	Denotes less than 1%
(1)	Represents 133,567 ordinary shares, and (ii) 2,032,136 unregistered options to purchase 81,285 ordinary shares at an exercise price of NIS 1.247 per option and expire on May 9, 2017. All such warrants and options are fully vested.

(2)	Represents (i) 263,433 ordinary shares, (ii) 2,680,000 unregistered options to purchase 107,200 ordinary shares at an exercise price of NIS 0.644 per option and expiring on January 13, 2021 and (iii) 100,004 unregistered options to purchase 100,004 ordinary shares at an exercise price of NIS 3.573 per option and expire on October 22, 2025. Excludes 99,996 unregistered options to purchase 99,996 ordinary shares that vest in more than 60 days from March 29, 2017.

(3)	Represents (i) 1,257 ordinary shares, (ii) 754,387 unregistered options to purchase 30,175 ordinary shares, of which (1) 554,387 are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (3) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (iii) (1) 5,000 unregistered options to purchase 5,000 ordinary shares at an exercise price of NIS 8.1205 per option and expire on March 18, 2025, (2) 18,750 unregistered options to purchase 18,750 ordinary shares at an exercise price of NIS 4.317 per option and expire on February 18, 2026. Excludes 46,250 unregistered options to purchase 46,250 ordinary shares that vest in more than 60 days from March 29, 2017.

(4)	Represents (i) 24,240 ordinary shares, (ii) 250,000 registered warrants (Series 10) to purchase 10,000 ordinary shares at an exercise price of NIS 0.394 per warrant and expire on October 31, 2017, (iii) 250,000 registered warrants (Series 11) to purchase 10,000 ordinary shares at an exercise price of NIS 0.392 per warrant and expiring on April 31, 2017, and (iv) 250,000 unregistered options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on May 2, 2023. All such warrants and options are fully vested.

(5)	Represents 100,000 unregistered options to purchase 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on August 14, 2022. All such options are fully vested.

(6)	Represents 9,166 unregistered options to purchase 9,166 ordinary shares at an exercise price of NIS 12 per option and expire on July 14, 2024. Excludes 834 unregistered options to purchase 834 ordinary shares that vest in more than 60 days from March 29, 2017.

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

As of December 31, 2016, options to purchase an aggregate of 737,028 ordinary shares, par value NIS 0.25, are outstanding pursuant to the 2003 and 2013 share option plans, or the 2003 and 2013 Plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2016, 7,675,728 options to purchase 307,028 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of December 31, 2016, options to purchase 307,028 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 3.573 and NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 966,634 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2016, 430,000 options to purchase 430,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2016, options to purchase 95,472 ordinary shares, par value NIS 0.25, were fully vested.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

To our knowledge, as of March 29, 2017 there were no shareholders who beneficially own more than 5% of our ordinary shares.

To our knowledge, as of March 29, 2017, we had 2 holders of record of our ADSs with a U.S. address, including Cede & Co., the nominee of The Depository Trust Company. These holders held in the aggregate 20,554,486 ordinary shares (represented by ADSs), or 62% of our outstanding ordinary shares as of March 29, 2017. The number of record holders in the United States is not representative of the number of beneficial holders of our ADSs or ordinary shares nor is it representative of where such beneficial holders are resident since many of these ADSs or ordinary shares were held by brokers or other nominees.

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

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. See “Item 6. Directors, Senior Management and Employees—Compensation”.

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

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million. On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification is scheduled for April 26, 2017. We strongly believe the lawsuit and its allegations to be baseless and without merit, and will vigorously defend this action.

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

B. Significant Changes

See “Note 19:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2016.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts were calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. As of December 31, 2016, we had 27,709,901 ordinary shares outstanding (which excludes 446,827 ordinary shares held in treasury). See “Item 10—Additional Information—Memorandum and Articles of Association” for a detailed description of the rights attaching to the shares.

We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

	NIS		U.S.$
	Price Per Ordinary Share (1)		Price Per Ordinary Share (1)
	High	Low	High	Low
Annual:
2016	6.296	3.832	1.665	0.962
2015	10.990	2.947	2.735	0.760
2014	11.140	4.495	3.198	1.175
2013	15.600	6.217	4.453	1.725
2012	12.400	7.325	3.225	1.800

Quarterly:
First Quarter 2017 (through March 29, 2017)	4.688	3.448	1.230	0.946
Fourth Quarter 2016	4.949	3.959	1.310	1.041
Third Quarter 2016	5.132	4.052	1.335	1.059
Second Quarter 2016	6.296	4.928	1.665	1.291
First Quarter 2016	5.841	3.832	1.497	0.962
Fourth Quarter 2015	9.519	5.243	2.482	1.346
Third Quarter 2015	10.020	2.947	2.543	0.760
Second Quarter 2015	5.800	4.145	1.498	1.055
First Quarter 2015	10.990	4.554	2.735	1.144

Most Recent Six Months:
March (through March 29, 2017)	3.900	3.448	1.057	0.946
February	4.000	3.566	1.067	0.946
January 2017	4.688	3.589	1.239	0.952
December 2016	4.563	3.959	1.187	1.041
November 2016	4.582	4.284	1.197	1.114
October 2016	4.949	4.548	1.310	1.179
September 2016	5.014	4.415	1.335	1.170

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 29, 2017, the last reported sales price of our ordinary shares on the TASE was NIS 3.549 per share, or $0.979 per share. On March 29, 2017, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.625 as reported by the Bank of Israel.

For information with respect to our warrants, see “Item 5. Operating and Financial Review and Prospects—Warrants”.

ADSs

On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE MKT under the symbol “CANF.” One ADS represents two ordinary shares. See “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares” for a description of the rights attaching to the ADSs.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTC and Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS (1)
	High	Low
Annual:
2016	3.35	1.95
2015	5.54	1.61
2014	6.50	2.41
2013	8.60	3.30
2012 (from October 2, 2012)	5.50	4.74

Quarterly:
First Quarter 2017 (through March 29, 2017)	2.45	1.79
Fourth Quarter 2016	2.68	2.00
Third Quarter 2016	2.72	2.07
Second Quarter 2016	3.35	2.51
First Quarter 2016	2.93	1.95
Fourth Quarter 2015	4.66	2.64
Third Quarter 2015	5.24	1.61
Second Quarter 2015	3.29	1.95
First Quarter 2015	5.54	2.20

Most Recent Six Months:
March 2017 (through March 29, 2017)	2.06	1.87
February 2017	2.02	1.83
January 2017	2.45	1.79
December 2016	2.46	2.00
November 2016	2.38	2.13
October 2016	2.68	2.33
September 2016	2.72	2.28

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 29, 2017, the last reported sales price of our ADSs on the NYSE MKT was $1.91 per share.

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

The transactions were consummated pursuant to a series of agreements that we executed on November 21, 2011 with OphthaliX to spin-off our activity in the ophthalmology field to OphthaliX, or the Spin-Off Agreements. Prior to entering into the Spin-Off Agreements, we obtained a pre-ruling from the Israeli Tax Authority which prohibits us from selling more than 10% of the OphthaliX common stock that we hold until at least November 21, 2013. If we sell any of such shares prior to such date, we will be subject to a significant tax by the Israeli Tax Authority. As of December 31, 2016, we did not sell any of such shares.

Spin-Off Agreements

Pursuant to the Spin-Off Agreements, we formed Eye-Fite as a wholly-owned subsidiary of ours and transferred to all of the issued and outstanding share capital of Eye-Fite to OphthaliX, such that Eye-Fite became a wholly-owned subsidiary of OphthaliX. In consideration for the transfer of Eye-Fite, OphthaliX issued us 8,000,000 shares of OphthaliX common stock, which represented 86.7% of the issued and outstanding share capital of OphthaliX. In addition to the 8,000,000 shares of OphthaliX common stock that were issued to us in consideration for the transfer of Eye-Fite, we also acquired (i) 466,139 shares of OphthaliX common stock that were issued to us in exchange for 714,922 of our ordinary shares, which reflected a price of $5.148 per share of OphthaliX common stock, and (ii) 97,113 shares of OphthaliX common stock that were issued to us as consideration for our investment of $500,000 in OphthaliX, also at a price of $5.148 per share of OphthaliX common stock. We were also granted 1,267,316 warrants exercisable for 281,626 shares of OphthaliX common stock. Such warrants expired on November 20, 2016.

As a result of the Spin-Off Agreements, we appointed all of the members of the OphthaliX board of directors. According to the terms of the Spin-Off Agreements, OphthaliX will continue the development processes, clinical trials and registration of the ophthalmic indications of Piclidenoson.

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

Services Agreement

On November 21, 2011, we entered into a services agreement, or the Services Agreement, with OphthaliX and Eye-Fite, pursuant to which we provide management services to OphthaliX and Eye-Fite with respect to (i) all pre-clinical and clinical research studies of Piclidenoson in the ophthalmic field, (ii) drug manufacturing and supply with respect to the compounds related to the Eye-Fite Agreement, (iii) QT studies in human beings, and (iv) payments to consultants that are listed in the Services Agreement for their involvement in the clinical trials and in all other activities necessary to launch Piclidenoson for the treatment of ophthalmic diseases. As consideration for the foregoing services, we will be reimbursed by OphthaliX for our costs and expenses incurred in rendering such services plus 15% (not including VAT, if applicable) and in relation to expenses and costs of intellectual property maintenance, we will “pass through” any such payments and expenses made to third parties and will receive reimbursement for such costs and expenses from OphthaliX. In addition, OphthaliX must abide by all current ongoing clinical trial agreements that we are party to and OphthaliX must pay all payments under those agreements from November 21, 2011 onwards. Further, we are entitled to an additional payment of 2.5%, or the additional payment, of any revenues received by OphthaliX and Eye-Fite in connection with the use of Piclidenoson in the ophthalmic field.

During the five-year period following the date of the execution of the Services Agreement, which ended on November 21, 2016, we were entitled to convert our right to the additional payment into a warrant to purchase 480,022 shares of OphthaliX common stock exercisable at $5.148 per share, representing approximately 5% of the shares of OphthaliX common stock on a fully diluted basis as of the date of closing of the Spin-Off Agreements and the Services Agreement. The Services Agreement is for an unlimited duration. However, following the first anniversary of the execution of the Services Agreement, each party is entitled to terminate the agreement if at least six months’ prior notice, or less with respect to termination for “cause”, as defined in the Services Agreement, is provided to the counterparty.

In February 2013, as last updated in August 2015, we sent a formal letter to OphthaliX, stating that we agree to defer the payments under the Services Agreement from January 31, 2013 for the performance of the clinical trials of Piclidenoson in ophthalmic indications until the completion of a fundraising by OphthaliX that will allow such payments. Also, in August 2015, we issued another financial support letter pursuant to which we committed to cover any shortfall in the costs and expenses of operations of OphthaliX which are in excess of OphthaliX's available cash to finance its operations, including cash generated from any future sale of Can-Fite shares . Any related balance on amounts owed bear interest at a rate of 3% per annum.

Both letters expired on October 10, 2016. On November 14, 2016, we agreed to extend the support letter under the same terms and conditions in order to fund our operations. Such letter expired on February 28, 2017. Deferred payments under the Services Agreement is currently due. As of December 31, 2016, the deferred payments to us totaled $4,459,000.

License Agreement

See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax , which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017, and will further decrease to 23% for 2018. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares and ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We believe that we may be a PFIC during 2016 although we have not determined whether we will be a PFIC in 2017, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs , including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor's tax basis in its shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those shares or ADSs . If we were to pay dividends, we expect to pay such dividends in NIS with respect to the shares and in U.S. dollars with respect to ADSs. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor's income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

For taxable years beginning after December 31, 2012, certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-US. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of our shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor's adjusted tax basis in such shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor's holding period in our shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of % for taxable years beginning after December 31, 2012) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain exceptions in U.S.-Israel Tax Treaty.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their shares or ADSs .

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

We believe that we may be a PFIC during 2016 although we have not determined whether we will be a PFIC in 2017, or in any subsequent year, our operating results for any such years may cause us to be a PFIC.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Investor holds shares or ADSs , which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the shares or ADSs (if such election is available), or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor's allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor's allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor's tax basis in our shares or ADSs generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

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

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investor in subsequent years.

So long as an Electing U.S. Investor's QEF election with respect to us is in effect with respect to the entire holding period for our shares or ADSs , any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such shares or ADSs generally will be long-term capital gain or loss if such Electing U.S. Investor has held such shares or ADSs for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (currently, a maximum rate of % for taxable years beginning after December 31, 2012) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

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

Mark-to-Market Election. Alternatively, if our shares or ADSs are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our shares or ADSs, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in such shares or ADSs. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor's adjusted tax basis in our shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor's tax basis in our shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our shares and ADSs must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our shares should constitute “marketable stock” as long as they remain listed on the OTC and/or the NYSE MKT and are regularly traded. Our ADSs will be listed on the OTC and/or the NYSE MKT. While we believe that our ADSs may be treated as marketable stock for purposes of the PFIC rules so long as they are listed on the OTC and/or the NYSE MKT and are regularly traded, the IRS has not provided a list of the exchanges that meet the foregoing requirements and thus no assurance can be provided that our ADSs will be (or will remain) treated as marketable stock for purposes of the PFIC rules.

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

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor's holding period for the shares or ADSs ), and (ii) any gain realized on the sale or other disposition of such shares or ADSs . Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor's holding period for such shares or ADSs ;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our shares or ADSs , the Non-Electing U.S. Investor's successor would be ineligible to receive a step-up in tax basis of such shares or ADSs . Non-Electing U.S. Investors should consult their tax advisors regarding the application of the PFIC rules to their specific situation.

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

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above). In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our shares or ADSs , any elections available with respect to such shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our shares or ADSs .

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor's U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

New Legislative Developments

With respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our shares or ADSs .

U.S. Investors should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our shares or ADSs .

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

Fees and Expenses

Persons depositing or withdrawing shares orADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

	●	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	●	As necessary

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

From the closing until December 31, 2016, we have used the entire net proceeds from the offering for research and development expenses, working capital and other general corporate purposes.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, except as employee/consultant compensation and general and administrative expenses.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2016. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2016 were effective.

Management's annual report on internal control over financial reporting

Our management, including our CEO, and our CFO, are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with 370authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2016.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2016	2015
Services Rendered	(in thousands of NIS)
Audit (1)	370	370
Audit related services (2)	23	19
Tax	-	-
All other fees (3)	-	9
Total	393	398

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
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

ITEM 16G. Corporate Governance

We are a foreign private issuer whose ordinary shares are listed on the NYSE MKT. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NYSE MKT rules, including the NYSE MKT corporate governance requirements. The NYSE MKT rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NYSE MKT applicable to domestic U.S. listed companies:

●	The NYSE MKT rules recommend that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of our shareholders meeting and our adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a shareholders meeting are the presence of at least two shareholders who represent at least 25%of the outstanding shares of the issuer’s common voting stock, and in the event of an adjourned meeting, the presence of a minimum of two shareholders present in person.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE MKT rules relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www.canfite.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE MKT rules relating to shareholder approval required prior to the issuance of securities (i) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants and (ii) in connection with a transaction, other than a public offering, involving the issuance or potential issuance by the Company of ordinary shares (or their equivalent) equal to 20% or more of the ordinary shares or 20% voting power outstanding before the issuance for or at a price less than the greater of book or market value of the shares. We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions.

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

AS OF DECEMBER 31, 2016

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated statements of financial position of Can-Fite Biopharma Ltd. and its subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,. assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2016, and consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2016	2016	2015
	Note	USD	NIS
		Note 2.c.2
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		8,115	31,203	66,026
Other accounts receivables and prepaid expenses	5	1,993	7,664	2,419

Total current assets		10,108	38,867	68,445

NON-CURRENT ASSETS:
Lease deposit		10	37	27
Property, plant and equipment, net	6	53	205	236

Total long-term assets		63	242	263

Total assets		10,171	39,109	68,708

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2016	2016	2015
	Note	USD	NIS
		Note 2.c.2
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		1,249	4,804	1,803
Deferred revenues	10	322	1,237	857
Other accounts payable	7	933	3,588	4,279

Total current liabilities		2,504	9,629	6,939

NON-CURRENT LIABILITIES:
Warrants exercisable into shares	8	2,618	10,068	16,725
Deferred revenues	10	1,173	4,510	3,641
Severance pay, net	9	-	-	630

Total Long-term liabilities		3,791	14,578	20,996

CONTIGENT LIABILITIES AND COMMITMENTS	10

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11
Share capital		1,831	7,039	7,030
Share premium		86,573	332,873	332,873
Capital reserve from share-based payment transactions		5,315	20,438	19,288
Warrants exercisable into shares (Series 10-12)		2,336	8,983	8,983
Treasury shares, at cost		(943)	(3,628)	(3,628)
Accumulated other comprehensive loss		(229)	(883)	(1,401)
Accumulated deficit		(91,015)	(349,953)	(322,876)

Total equity attributable to equity holders of the company		3,868	14,869	40,269

Non-controlling interests		8	33	504

Total equity		3,876	14,902	40,773

Total liabilities and equity		10,171	39,109	68,708

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2016	2016	2015	2014
	Note	USD	NIS
		Note 2.c.2

Revenues	10	170	652	643	-

Research and development expenses	13	6,081	23,380	15,052	16,200
General and administrative expenses	14	2,726	10,483	10,633	11,573

Operating loss		8,637	33,211	25,042	27,773

Financial expenses	15	178	685	2,203	1,228
Financial income	15	(1,820)	(6,999)	(7,492)	(4,500)

Loss before taxes on income		6,995	26,897	19,753	24,501
Taxes on income	17	29	112	17	23

Net loss		7,024	27,009	19,770	24,524

Other comprehensive loss:

Adjustments arising from translating financial statements of foreign operations		9	33	1	939
Remeasurement loss from defined benefit plans		-	-	385	94

Total other comprehensive loss		9	33	386	1,033

Total comprehensive loss		7,033	27,042	20,156	25,557

Net loss Attributable to:
Equity holders of the Company		6,900	26,532	18,726	23,759
Non-controlling interests		124	477	1,044	765

		7,024	27,009	19,770	24,524

Total comprehensive loss attributable to:
Equity holders of the Company		6,907	26,559	19,112	24,623
Non-controlling interests		126	483	1,044	934

		7,033	27,042	20,156	25,557

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	16	0.25	0.96	0.81	1.35

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity

Balance as of January 1, 2014	4,037	267,946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

Net loss	-	-	-	-	-	-	(23,759)	(23,759)	(765)	(24,524)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(770)	-	(770)	(169)	(939)
Remeasurement gain (loss) from defined benefit plans	-	-	-	-	-	(94)	-	(94)	-	(94)

Total comprehensive loss	-	-	-	-	-	(864)	(23,759)	(24,623)	(934)	(25,557)

Issuance of share capital and warrants, net of issue expenses of NIS 3,845	1,390	33,522	994	-	-	-	-	35,906	-	35,906
Share-based payments	14	319	398	-	-	-	-	731	95	826
Exercise of unlisted share options	*)-	*)-	-	-	-	-	-	-	-	-

Balance as of December 31, 2014	5,441	301,787	17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands (except for share and per share data)

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity

Balance as of January 1, 2016	7,030	332,873	19,288	8,983	(3,628)	(1,401)	(322,876)	40,269	504	40,773

Net loss	-	-	-	-	-	-	(26,532)	(26,532)	(477)	(27,009)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(27)	-	(27)	(6)	(33)
Loss from defined benefit plans	-	-	-	-	-	545	(545)	-	-	-

Total comprehensive loss	-	-	-	-	-	518	(27,077)	(26,559)	(483)	(27,042)

Share-based payments	9	-	1,150	-	-	-	-	1,159	12	1,171

Balance as of December 31, 2016	7,039	332,873	20,438	8,983	(3,628)	(883)	(349,953)	14,869	33	14,902

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share Premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity
	USD (Note 2.c.2)

Balance as of January 1, 2016	1,828	86,573	5,016	2,336	(943)	(364)	(83,973)	10,473	131	10,604

Net loss	-	-	-	-	-	-	(6,900)	(6,900)	(124)	(7,024)
Adjustments arising from translating financial statements of foreign operations						(7)	-	(7)	(2)	(9)
Loss from defined benefit plans	-	-	-	-	-	142	(142)	-	-	-
	-	-	-	-	-	135	(7,042)	(6,907)	(126)	(7,033)
Total comprehensive loss

Share-based payments	3	-	299	-	-	-	-	302	3	305

Balance as of December 31, 2016	1,831	86,573	5,315	2,336	(943)	(229)	(91,015)	3,868	8	3,876

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2016	2016	2015	2014
	USD	NIS
	Note 2.c.2
Cash flows from operating activities:

Net loss	(7,024)	(27,009)	(19,770)	(24,524)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	18	71	64	47
Share-based payment	305	1,171	442	826
Issuance expenses related to warrants exercisable into shares	-	-	2,122	1,170
Decrease in severance pay, net	(164)	(630)	21	1
Changes in fair value of warrants liability exercisable into shares	(1,732)	(6,657)	(6,913)	(3,089)
Exchange differences on balances of cash and cash equivalents	116	443	73	782

	(1,457)	(5,602)	(4,191)	(263)
Working capital adjustments:

Decrease (increase) in accounts receivable, prepaid expenses and lease deposit	(1,367)	(5,255)	996	(1,181)
Increase (decrease) in trade payable	756	2,908	779	(1,069)
Increase in deferred revenues	324	1,249	4,498	-
Increase (decrease) in other accounts payable	(164)	(631)	(471)	(1,495)

	(450)	(1,729)	5,802	(3,745)

Net cash used in operating activities	(8,931)	(34,340)	(18,159)	(28,532)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2016	2016	2015	2014
	USD	NIS
	Note 2.c.2
Cash flows from investing activities:

Purchase of property, plant and equipment	(10)	(40)	(177)	(37)
Proceeds from sale of property, plant and equipment	-	-	10	-

Net cash provided by (used in) investing activities	(10)	(40)	(167)	(37)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	-	-	48,334	44,675

Net cash provided by financing activities	-	-	48,334	44,675

Exchange differences on balances of cash and cash equivalents	(116)	(443)	(73)	(782)

Increase (decrease) in cash and cash equivalents	(9,057)	(34,823)	29,935	15,324
Cash and cash equivalents at the beginning of the year	17,172	66,026	36,091	20,767

Cash and cash equivalents at the end of the year	8,115	31,203	66,026	36,091

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	29	112	16	9

Cash received during the year for interest	44	168	41	42

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-      GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfuction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company's pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly trading traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE MKT under the symbol “CANF”.

b.	The Company owns 82% of a U.S. based subsidiary, OphthaliX Inc., (“OphthaliX”) which was developing the CF101 drug for treatment of ophthalmic indications under license from the Company. The license to develop this drug was transferred from the Company to OphthaliX in the context of an ophthalmic activity spinoff transaction. OphthaliX is traded in the over the counter market in the U.S. under the symbol “OPLI”. OphthaliX has ceased all research and development operations.

The Company is also the sole owner of Ultratrend Limited, a private, inactive company incorporated in 2005 in the UK.

c.	During the year ended December 31, 2016, the Company incurred net losses of NIS 27,009 thousand and it had negative cash flows from operating activities in the amount of NIS 34,340 thousand as well as accumulated losses from previous years. For further information regarding cash flow, please refer to Note 19.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2016 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2016 (U.S. $ 1 = NIS 3.845). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

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

The Company generates revenues from distribution agreements. Such revenues comprise of upfront license fees, milestone payments and potential royalty payments.

The Company identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

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

The Group evaluates the need to record an impairment of the carrying amount of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. As of December 31, 2016 and 2015, no impairment losses have been identified.

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

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted. The Company is still evaluating the effect on the above on its financial statements, but it believes at this stage that this effect, if any, is not expected to be material.

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

The Company is still evaluating the effect on the above on its financial statements, but it believes at this stage that this effect, if any, is not expected to be material.

d.	IFRS 16, "Leases"

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also The Company is still evaluating the effect on the above on its financial statements, but it believes at this stage that this effect, if any, is not expected to be material.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-       ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015
	NIS in thousands

Government authorities	84	242
Prepaid expenses and others	7,580	2,177

	7,664	2,419

NOTE 6:-      PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2016:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2016	974	1,162	646	2,782
Purchases during the year	3	37	-	40
Sale of fixed assets	-	(3)	-	(3)

Balance at December 31, 2016	977	1,196	646	2,819

Accumulated depreciation:

Balance at January 1, 2016	867	1,042	637	2,546
Depreciation during the year	13	56	2	71
Sale of fixed assets	-	(3)	-	(3)

Balance at December 31, 2016	880	1,095	639	2,614

Depreciated cost at December 31, 2016	97	101	7	205

Balance as of December 31, 2015:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2015	883	1,086	646	2,615
Purchases during the year	91	86	-	177
Sale of fixed assets	-	(10)	-	(10)

Balance at December 31, 2015	974	1,162	646	2,782

Accumulated depreciation:

Balance at January 1, 2015	851	997	634	2,482
Depreciation during the year	16	45	3	64

Balance at December 31, 2015	867	1,042	637	2,546

Depreciated cost at December 31, 2015	107	120	9	236

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-      OTHER ACCOUNTS PAYABLE

	December 31,
	2016	2015
	NIS in thousands
Employees and payroll accruals	401	583
Accrued expenses	3,187	3,696

	3,588	4,279

NOTE 8:-      FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2016	2015
	NIS in thousands
Financial assets:
Accounts receivable and prepaid expenses	84	242

Financial liabilities:
Trade payable	4,804	1,803
Other account payable	3,588	4,279
Deferred revenues	5,747	4,498
Warrants exercisable into shares	10,068	16,725

	24,207	27,305

b.	Financial risks factors

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

Fair value measurements using significant unobservable inputs (Level 3):

NIS in thousands

Balance at December 31, 2014	6,969

Fair value of warrants at issuance date	16,669
Changes in values of warrants exercisable into shares liability	(6,913)

Balance at December 31, 2015	16,725

Fair value of warrants at issuance date
Changes in values of warrants exercisable into shares liability	(6,657)

Balance at December 31, 2016	10,068

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. Fair values were estimated using the following assumptions for the warrants call option (range of annualized percentages):

	December 31,
	2016	2015

Dividend yield	0	0
Expected volatility	59.03%-91.41%	78.98%-103.85%
Risk-free interest	0.9%-1.77%	1.1%-1.81%
Expected life	1.19-4.28	2.19-5.29

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-      FINANCIAL INSTRUMENTS (Cont.)

e.	Linkage terms of financial instruments

	December 31, 2016
	In or linked to dollar	In or linked to Euro	In or linked to GBP	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	30,630	100	-	473	31,203
Accounts receivable	-	-	-	84	84

	30,630	100	-	557	31,287
Liabilities:

Trade payables	4,422	-	169	213	4,804
Other accounts payable	1,870	82	-	1,636	3,588
Warrants exercisable into shares	10,068	-	-	-	10,068

	16,360	82	(169)	1,849	18,460

Financial instruments, net	14,270	18	(169)	(1,292)	12,827

	December 31, 2015
	In or linked to dollar	In or linked to Euro	Unlinked	Total
	NIS in thousands
Assets:

Cash and cash equivalents	64,483	139	1,404	66,026
Accounts receivable and prepaid expenses	-	-	242	242

	64,483	139	1,646	66,268
Liabilities:

Trade payables	1,418	204	181	1,803
Other accounts payable	2,317	231	1,731	4,279
Warrants exercisable into shares	16,725	-	-	16,725

	20,460	435	1,912	22,807

Financial instruments, net	44,023	(296)	(266)	43,461

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-      FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity tests relating to changes in market factors

	December 31,
	2016	2015
	NIS in thousands
Sensitivity test to changes in the U.S. dollar exchange rate:

Gain (loss) from the change on financial instruments:
Increase of 10% in exchange rate	1,427	4,402
Decrease of 10% in exchange rate	(1,427)	(4,402)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 10% in market price	(1,539)	(2,368)
Decrease of 10% in market price	1,472	2,304

*	According to binomial model 10% increase in the market price of listed securities will increase the price of warrants exercisable into shares by approximately 15% and 10% decrease in the market price of listed securities will decrease the price of warrants exercisable into shares by approximately 15%.

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

Employee benefits consist post-employment benefits.

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

In accordance with the above, since 2009, the Group does not contribute to defined contribution plans, but only to defined benefit plans.

In 2016, the Company's management changed its accounting policy and revoked the previous decision made in 2009 when employee benefit liability was recognized. Accordingly, the cumulative effect of NIS 630 thousand was adjusted and recorded in the statements of comprehensive loss.

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

As of December 31, 2016, the Company accrued NIS 961 thousand (approximately $250 thousand) in Other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

As of December 31 2016, no accrual is recorded with respect to Leiden University.

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

3.	In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. ("CKD") for future sales in South Korea. As part of the distribution agreement, CKD will distribute the company's lead drug candidate, CF102 ("Product") for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals.

Under the terms of the agreement, CKD made an upfront payment of NIS 1,901 thousand ($ 500 thousand) to the Company in December 2016. In addition, the agreement provides that additional payments of up to $ 2,500 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 23% of net sales of CF102 in South Korea. The agreement further provides that the Company will deliver finished Product to CKD and that CKD will reimburse the Company for the cost of manufacturing. The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in South Korea;

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-     CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

(iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 20 quarters beginning October 2016. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

4.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2016, the Company estimates that such contingent payments are remote.

5.	Lease commitments:

The Company lease motor vehicles through operating leases. The lease is for a period ending September 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2016 are as follows:

NIS in thousands
2017	154
2018	114
2019	36
304

Lease expenses for the years ended December 31, 2014, 2015 and 2016 were approximately NIS 185 thousand, NIS 169 thousand and NIS 195 thousand, respectively.

c.	Class action:

On June 29, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The lawsuit alleges, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, CF101.

The claimant alleges that he suffered personal damages of over NIS 73 thousand, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. The Company believes it has strong defense against these allegations and that the District Court should deny the motion to approve the class action, however, there is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-     EQUITY

a.	Composition of share capital:

	December 31, 2016		December 31, 2015
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	28,156,728	80,000,000	28,119,728

b.	On December 3, 2015, a Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. (the "Company") approved, in accordance with the majority required, a proposal to increase the Company's authorized share capital by NIS 10,000,000 such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company's articles of association accordingly.

c.	Issued and outstanding capital:

	Number of shares	NIS par value
Balance at December 31, 2014	21,763,404	5,440,851

Issuance of share capital	6,356,324	1,589,081

Balance at December 31, 2015	28,119,728	7,029,932

Issuance of share capital	37,000	9,250

Balance at December 31, 2016	28,156,728	7,039,182

d.	Ordinary shares and rights attached to shares:

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

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company's general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company's general meeting participated.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-     EQUITY (Cont.)

2	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company's assets upon liquidation.

e.	Issue of shares and warrants and changes in equity:

1.	In March 2014, the Company completed a private placement pursuant to which it sold an aggregate of 982,344 ADSs representing 1,964,688 ordinary shares and warrants to purchase an additional 491,172 ADSs representing 982,344 ordinary shares for an aggregate purchase price of NIS 17,567 thousand (the "March 2014 Financing"). For further information regarding the warrants, please refer to Note 11.f.2.

2.	In December 2014, the Company completed a registered direct offering pursuant to which it sold an aggregate of 1,797,753 ADSs representing 3,595,506 ordinary shares. In addition, the Company issued unregistered warrants to purchase 898,877 ADSs representing 1,797,753 ordinary shares. The offering (the "December 2014 Financing") resulted in gross proceeds of NIS 31,923 thousand. For further information regarding the warrants, please refer to Note 11.f.2.

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

The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

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

i.	Treasury shares:

As of December 31, 2016, the Company's shares held by OphthaliX amounted to 446,827 ordinary shares.

	December 31,
	2016	2015
	%

Percentage of issued capital	1.59	1.59

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-     SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2016	2015	2014
	NIS in thousand

Research and development expenses	495	207	27
General and administrative expenses	676	235	799

	1,171	442	826

b.	Share-based payment transactions granted by the Company:

1.	On March 19, 2015, the Company's board of directors approved a grant of unlisted options exercisable into 40,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 8.118 per shares. The options will vest on a quarterly basis for a period of 4 years from the grant date.

2.	In October 2015, the Company granted an amount of 200,000 options to acquire up to 200,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 3.573 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

3.	In February 2016, the Company's board of directors approved a grant of unlisted options exercisable into 160,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per shares. The options vest on quarterly basis for a period of 4 years from the grant date.

4.	In May 2016, the Company's board of directors approved a grant of 74,000 shares of the Company to its service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 37,000 ordinary shares and agreed to issue an additional 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. As of December 31, 2016 the Company recorded an amount of NIS 322 for share based payment expenses relating to this transaction.

5.	On May 26, 2016 the Company's board of directors approved a grant of 20,000 options exercisable up to 20,000 Ordinary Shares of the Company to one of its advisers at an exercise price of 5.376 NIS per Share. The options will vest on a quarterly basis for a period of 4 years from the grant date.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-     SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2016		2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Outstanding at beginning of year	798,579	12.21	592,707	15.33	623,279	15.23
Grants	180,000	4.43	240,000	4.33	10,000	12.00
Exercised	-	-	-	-	(1,656)	0.25
Forfeited/expired	(241,551)	12.79	(34,128)	10.96	(38,916)	13.61

Outstanding at end of year	737,028	10.12	798,579	12.21	592,707	15.33

Exercisable at end of year	402,500	14.90	557,749	15.56	565,694	15.58

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2016, 2015 and 2014 was 5.86 years, 4.67 years and 3.11 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2016, 2015 and 2014 was between NIS 0.25 and NIS 31.175.

f.	The fair value of the Company's share options granted for the years ended December 31, 2015 and 2016 was estimated using the binomial option pricing model using the following assumptions:

	December 31,
Description	2016	2015

Risk-free interest rate	2.01%-2.02%	1.94%-2.17%
Expected volatility	77.84%-78.22%	67.97%-77.03%
Dividend yield	0	0
Contractual life	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2-2.5
Exercise price	4.317-5.376	3.573-8.1205

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-     RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2016	2015	2014
	NIS in thousands

Clinical and preclinical trials	19,504	10,815	12,295
Salary and related expenses	2,546	2,575	1,931
Patents	759	842	760
Royalties	42	240	510
Laboratory materials	144	190	205
Rent	181	182	184
Depreciation	15	19	9
Others	189	189	306

	23,380	15,052	16,200

NOTE 14:-     GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014
	NIS in thousands

Professional services	3,917	4,408	3,420
Investors and public relations	1,959	1,633	3,069
Salary and related expenses	1,590	1,669	2,089
Directors' fee	805	773	691
Rent	123	123	123
Travel	753	814	850
Insurance	544	469	465
Stock exchange fees	222	222	317
Office and computer maintenance	260	250	258
Vehicle maintenance	55	49	89
Depreciation	56	45	35
Others	199	178	167

	10,483	10,633	11,573

NOTE 15:-     FINANCE EXPENSES (INCOME)

	Year ended December 31,
	2016	2015	2014
	NIS in thousands
Finance expenses:

Bank commissions	105	76	58
Issuance expenses related to warrants exercisable into shares	-	2,116	1,170
Net loss from exchange rate fluctuations	580	-	-
Financial expenses from defined benefit plans	-	11	-

	685	2,203	1,228
Finance income:

Interest income on bank deposits	(342)	(87)	(45)
Net gain from exchange rate fluctuations	-	(492)	(1,366)
Net change in fair value warrants exercisable into shares	(6,657)	(6,913)	(3,089)

	(6,999)	(7,492)	(4,500)

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-      LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2016		2015		2014
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
	In thousands	NIS in thousands	In thousands	NIS in thousands	In thousands	NIS in thousands

Number of shares and loss used in the computation of basic and diluted loss per share	27,710	26,532	22,953	18,726	17,546	23,759

b.	To compute diluted loss per share for the year ended December 31, 2015 and 2016, the total number of 10,747,904 shares subject to outstanding warrants and 798,582 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-     TAXES ON INCOME

a.	Corporate tax rates:

1.	Israeli taxation:

Corporate tax rate in Israel in 2015 and 2016 is 26.5% and 25%.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company estimates that the effect of the change in tax rates will have no impact on the financial statements.

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

The Company received final tax assessments through 2012.

The related company, OphthaliX and Eye-Fite, has not received final tax assessments since its incorporation.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2016 the Company and Eye-Fite had carryforward losses amounting to approximately NIS 325,970 thousand and NIS 10,368 thousand.

OphthaliX is subject to U.S. income taxes. As of December 31, 2016, the Company has net operating loss carryforwards for federal income tax purposes of approximately $ 2,385 thousand (approximately NIS 9,170 thousand) which will expire in the years 2019 to 2036. The Company has no operating loss carry forwards for state income tax purposes.

d.	Deferred taxes

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-     TRANSACTIONS WITH RELATED PARTIES

a.	The related parties of the Company are associates, subsidiaries, directors and key management personnel of the Group, and a close member of the family of any of the persons mentioned above.

b.	The Chairman of the Company's board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the "Service Provider"). The Service Provider charges the Company for services it renders on an hourly basis.

c.	Composition of balances with related parties as of December 31, 2016 and December 31, 2015:

	As of December 31,
	2016	2015
	NIS in thousands

Patent expenses(1)	19	105

Directors' fee (2)	156	128

(1) Number of related parties	1	1

(2) Number of directors	4	4

d.	Composition of balances with related parties for the year ended December 31, 2016, and each of the three years then ended:

	Year ended December 31,
	2016	2015	2014
	NIS in thousands

Management and consulting fees (including bonuses) (1)	1,238	1,128	1,312

Other expenses and share-based payment (1)	608	252	57

Patent expenses	759	805	793

Directors' fee and share-based payment (2)	514	575	417

(1) Number of related parties	1	1	1

(2) Number of directors	5	5	4

e.	Eye-Fite License agreement

A license agreement was entered into between the Company and Eye-Fite (the “Eye-Fite License Agreement”) according to which the Company granted Eye-Fite a non transferable exclusive license for the use of the Company's know-how solely in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world.

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

In addition, in February 2013, as last updated in August 2015, the Company issued to OphthaliX a formal letter stating that the Company agrees to defer payments owing to it under the Services Agreement from January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of fundraising by OphthaliX sufficient to cover such deferred payments. Also, in August 2015, the Company issued a financial support letter pursuant to which it committed to cover any shortfall in the costs and expenses of operations of OphthaliX which are in excess of the OphthaliX’s available cash to finance its operations, including cash generated from any future sale of Company shares held by OphthaliX.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-     TRANSACTIONS WITH RELATED PARTIES (Cont.)

Both letters expired in October 2016. On November 14, 2016 the Company agreed to extend the support letter under the same terms and conditions in order to fund Ophthalix's operations. Such support letter expired on February 28, 2017. Deferred payments under the Services Agreement are currently due. Any related balance shall bear an interest at a rate of 3% per annum. As of December 31, 2016, the deferred payments to the Company totaled $ 4,459 thousand.

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

NOTE 19:-     SUBSEQUENT EVENTS

In January 2017, the Company completed a registered direct offering pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 ordinary shares. In addition, the Company issued unregistered warrants to purchase 1,250,000 ADSs representing 2,500,000 ordinary shares. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.The offering (the “January 2017 Financing”) resulted in gross proceeds of NIS 19,050 thousand.

As part of the January 2017 Financing, the Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at $2.25, subject to certain adjustments, for a period of five years. The placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7	License Agreement, by and between Eye-Fite, Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.8	Services Agreement, by and among Denali Concrete Management Inc., Eye-Fite Ltd. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.9	Letter from Can-Fite BioPharma Ltd. to OphthaliX, Inc. regarding “Reimbursement for the Costs of the Clinical Trial”, dated February 24, 2013 (3)

4.10	Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.11	Stock Purchase Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.12	Subscription Agreement, by and between Denali Concrete Management Inc. and Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.13	Common Stock Purchase Warrant issued by Denali Concrete Management Inc. to Can-Fite BioPharma Ltd., dated November 21, 2011 (3)

4.14	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.15	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.16	Form of Securities Purchase Agreement dated as of March 10, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

121

4.17	Form of Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. (5)

4.18	Form of Registration Rights Agreement dated as of March 10, 20142014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

4.19	Form of Lock-Up Agreement dated March 10, 2014 between Can-Fite BioPharma Ltd. and officers and directors of Can-Fite Biopharma Ltd. (5)

4.20	Form of Placement Agent Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. to Roth Capital Partners, LLC(5)

4.21	Form of Securities Purchase Agreement dated as of December 2, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (6)

4.22	Form of Warrant issued by Can-Fite BioPharma Ltd. on December 8, 2014 (6)

4.23	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated December 2, 2014 (6)

4.24	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

4.25	Form of Securities Purchase Agreement dated as of September 19, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (7)

4.26	Form of Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (7)

4.27	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated September 18, 2015 (7)

4.28	Form of Securities Purchase Agreement dated as of October 13, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (8)

4.29	Form of Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (8)

4.30	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated October 13, 2015 (8)

4.31	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 *†

4.32	Form of Securities Purchase Agreement dated as of January 18, 2017 between Can-Fite BioPharma Ltd. and the investors listed therein (9)

4.33	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (9)

4.34	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated January 18, 2017 (9)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. *

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

122

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

* †

File Herewith.

Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to Form F-3 filed with the SEC on January 19, 2016.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(5)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on March 10, 2014.
(6)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 4, 2014.
(7)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on September 22, 2015.
(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on October 15, 2015.
(9)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.

123

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 30, 2017	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

124