Form 20-F
period 2017-12-31
Can-Fite BioPharma Ltd.
filed 2018-03-28
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 33,295,618 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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

INTRODUCTION

Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, inflammatory disease and sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Can-Fite” refer to Can-fite BioPharma Ltd. and its consolidated subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Can-Fite.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value of NIS 0.25 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

ii

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

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

iii

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

iv

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

The selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in Israeli New Shekels, or NIS.

Consolidated Statements Of		Year Ended December 31,
Operations Data:	2013	2014	2015	2016	2017	2017
		(in thousands, except share and per share data)
	NIS					Convenience translation to US $

Revenues	-	-	643	652	2,936	847
Operating expenses:
Research and development expenses, net	15,390	16,200	15,052	23,380	18,322	5,285
General and administrative expenses	15,922	11,573	10,633	10,483	10,249	2,956

Operating loss	31,312	27,773	25,042	33,211	25,635	7,394
Other income	-	-	-	-	(1,853)	(534)
Financial expenses	892	1,228	2,203	685	3,822	1,102
Financial income	(1401)	(4,500)	(7,492)	(6,999)	(10,397)	(2,999)
Taxes on income	9	23	17	112	104	30
Net loss	30,812	24,524	19,770	27,009	17,311	4,993
Adjustments arising from translating financial statements of foreign operations	206	939	1	33	95	27
Remeasurements loss (gain) from defined benefit plan	49	94	385	-	-	-
Comprehensive loss	31,067	25, 557	20,156	27,042	17,406	5,020
Net loss per ordinary share	2.12	1.35	0.81	0.96	0.53	0.15
Number of ordinary shares used in computing loss per ordinary share	13,712,521	17,545,663	22,953,077	27,709,901	32,525,138	32,525,138

Consolidated Balance	As of December 31,
Sheet Data:	2013	2014	2015	2016	2017	2017
	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in thousands NIS)	(in US $ thousands)
Cash and cash equivalents	20,767	36,091	66,026	31,203	12,154	3,506
Other receivables and lease deposit	2,195	3,443	2,446	7,701	11,729	3,383
long-term investments	-	-	-	-	3,179	917
Fixed assets	143	133	236	205	160	46
Total assets	23,105	39,667	68,708	39,109	27,222	7,852
Total liabilities	7,580	12,967	27,935	24,207	16,608	4,791
Total shareholders’ equity	15,525	26,700	40,773	14,902	10,614	3,061

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2017	3.86	3.467	3.5997	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.578	3.889
2013	3.791	3.471	3.611	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2018 (through March 25, 2017)	3.4950	3.4310	3.4611	3.4910
February 2018	3.5433	3.4278	3.4904	3.466
January 2018	3.4738	3.3926	3.4232	3.405
December 2017	3.5494	3.467	3.5035	3.467
November 2017	3.5455	3.4934	3.5172	3.499
October 2017	3.5371	3.4872	3.5124	3.521
September 2017	3.5794	3.4874	3.5374	3.529

On March 25, 2018, the closing representative rate was $1.00 to NIS 3.4910, as reported by the Bank of Israel.

B.        Capitalization and Indebtedness.

Not applicable.

C.        Reasons for the Offer and Use of Proceeds.

Not applicable.

D.        Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares and American Depositary Shares, or ADSs. These material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares and ADSs to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, inflammatory diseases and sexual dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the Tel Aviv Stock Exchange, or TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately NIS 17.3 million (approximately $4.9 million) in 2017, NIS 27 million (approximately $7 million) in 2016, and NIS 20 million (approximately $5 million) in 2015. At December 31, 2017, we had an accumulated deficit of approximately NIS 367.2 million (approximately $105.9 million). We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2017 we had cash and cash equivalents of approximately NIS 12.1 million (approximately $3.5 million). During the first quarter of 2018, we received approximately NIS 7.4 million ($2.2 million) from Gebro Holdings GmbH, or Gebro, as upfront and milestone payments for entering into a distribution agreement with Gebro and on March 13, 2018, we raised approximately NIS 17.3 million (approximately $5 million) in a registered direct offering and concurrent private placement. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide.

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

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into distribution and other strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, in December 2013, our former subsidiary OphthaliX Inc. (since renamed Wize Pharma, Inc.), or OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and in July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure. In addition, two Phase IIb studies in rheumatoid arthritis, or rheumatoid arthritis, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating rheumatoid arthritis patients, or MTX, failed to reach their primary endpoints. Furthermore, a Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis.

Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA, EMA or other foreign regulatory authorities and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our product claims, the completion of development of such product candidates may be significantly delayed or abandoned, which will significantly impair our ability to generate product revenues and will materially adversely affect our results of operations.

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

Even if regulatory authorities approve our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because government agencies and other third-party payors may not cover the product or the coverage may be too limited to be commercially successful; physicians and others may not use or recommend our products, even following regulatory approval. A product approval, assuming one issue, may limit the uses for which the product may be distributed thereby adversely affecting the commercial viability of the product. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that at least some of our product candidates will be expensive, if approved. Patient acceptance of and demand for any product candidates for which we obtain regulatory approval or license will depend largely on many factors, including but not limited to the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If physicians, government agencies and other third-party payors do not accept our products, we will not be able to generate significant revenue.

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

We have experienced the risks involved with conducting clinical trials, including but not limited to, increased expense and delay and failure to meet end points of the trial. For example, in December 2013, OphthaliX, announced top-line results of a Phase III study with CF 101 for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and in July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating rheumatoid arthritis patients, or MTX, failed to reach their primary end points. Furthermore, a Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the rheumatoid arthritis and psoriasis therapeutic field include Amgen, Centocor, Pfizer, Novartis, Abbvie, Celgene, Eli Lilly, Janssen and more. Competitors in the hepatocellular carcinoma, also known as primary liver cancer, or HCC field include companies such as Bayer. Competitors in the non-alcoholic steatohepatitis, or NASH, field include companies such as Gilead, Genfit, Regato, Galmed, Raptor and Intercept. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million.  On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification was held on May 17, 2017. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded us an amount of NIS 50,000 to pay our expenses in relation to such law suit. The claimant filed a petition with the Supreme Court appealing the District Court decision. On January 28, 2018, the Supreme Court issued a notice of procedures to be complied with by the relevant parties leading up to a formal hearing scheduled for December 5, 2018. We believe that the ruling of the District Court is not likely to be overturned. While we believe that the ruling of the District Court is not likely to be overturned, due to the inherent uncertainties that accompany litigation of this nature, there can be no assurance that we will be successful, and an adverse resolution of the lawsuit may result in damages beyond our insurance coverage, which could cause a risk of loss and expenditures that may adversely affect our financial condition and results of operations. Furthermore, this action may divert management’s time and attention from our business, and we could be forced to expend significant resources and pay significant costs and expenses, including legal fees, in connection with defending this lawsuit.

We may suffer losses from product liability claims if our product candidates cause harm to patients.

Any of our product candidates could cause adverse events. Although data from a pooled analysis of approximately 1,200 patients with inflammatory disease treated with Piclidenoson, indicates that Piclidenoson has a good safety profile and well tolerated at doses up to 4.0 mg administered twice daily for up to 12-32 weeks, there were incidences (albeit less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 32 weeks of treatment in more recent trials.

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

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

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

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and certain key consultants, or our employment and consulting agreements contain non-competition provisions. These agreements, to the extent they are in place and in effect, prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, Chapter 8 to the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law provides that if there is no agreement that explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

On January 20, 2017, President Trump took office as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which we are able to sell our products. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future.

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

If we or any of our independent contractors, consultants, collaborators, manufacturers, or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our product candidates and may harm our reputation.

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•

The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.  This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

•	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;

•	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	In the European Union, the General Data Protection Regulation, or GDPR—Regulation EU 2016/679—which was adopted in May 2016 and will become applicable on May 25, 2018. The GDPR is intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or foreign regulatory authorities, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2018 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2017. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares or ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

Issuance of additional equity securities may adversely affect the market price of the ADSs or ordinary shares.

We are currently authorized to issue 80,000,000 ordinary shares. As of March 25, 2018, we had 39,962,290 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of March 25, 2018, we also had warrants to purchase 9,082,244 ordinary shares and options to purchase 1,490,423 ordinary shares outstanding, of which options to purchase 570,066 ordinary shares are currently fully vested or vest within the next 60 days.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE American is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

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

Substantial sales of our ordinary shares or the ADSs either on the TASE or on the NYSE American, as applicable, may cause the market price of our ordinary shares or the ADSs to decline.

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

We may not satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, NYSE American could delist our securities.

Our ADSs are listed on the NYSE American under the symbol “CANF”. To continue to be listed on the NYSE American, we are required to satisfy a number of conditions, including maintaining a share price and shareholders’ equity above certain thresholds.  If we are delisted from the NYSE American, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from the NYSE American, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities. Moreover, if our ADSs were delisted from the NYSE American, we will no longer be exempt from certain provision of the Israeli Securities Law, and therefore will have increased disclosure requirements.

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

Our ordinary shares have traded on the TASE since October 2005 and the ADSs have been listed on the NYSE American since November 2013. Trading on these markets will take place in different currencies (U.S. dollars on the NYSE American and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We have incurred significant additional increased costs as a result of the listing of ADSs for trading on the NYSE American, and our management is required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before becoming a reporting company in the United States. We also incur costs associated with corporate governance requirements of the SEC and the NYSE American Company Guide, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act as a result of ADSs being listed on the NYSE American. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NYSE American Company Guide, as well as applicable Israeli reporting requirements, for so long as they apply to us, may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE American Company Guide for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of the NYSE American Company Guide, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of the NYSE American Company Guide, including the requirement that a majority of the Board of Directors be independent. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NYSE American may provide less protection than is accorded to investors under the NYSE American Company Guide applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

We are subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management and issue a report concerning our internal control over financial reporting. In addition, under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, emerging growth companies, like ourselves, are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer an emerging growth company as defined in the JOBS Act, because we are taking advantage of the exemptions contained in the JOBS Act. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of the testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act. For so long as we remain an emerging growth company, we will not be required to:

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

We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may become more volatile and decline.

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

Many Israeli citizens, including Motti Farbstein, our Chief Operating and Financial Officer, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of Motti Farbstein. Such disruption could materially adversely affect our business, financial condition and results of operations.

Because a certain portion of our expenses is incurred in currencies other than the NIS, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2015, 2016, or 2017 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Companies Law, 5759-1999, as amended, or the Israeli Companies Law, effective as of May 15, 2011, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

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

ITEM 4. Information on the Company

A.        History and Development of the Company

Our legal name is Can-Fite Bio Pharma Ltd. and our commercial name is “Can-Fite.” We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 10 Bareket Street, Kiryat Matalon, Petah-Tikva 4951778 Israel. Our telephone number is +972 (3) 924-1114.

We were founded on September 11, 1994 by Pnina Fishman, Ph.D., our Chief Executive Officer and a director, and Ilan Cohn, Ph.D., our Chairman of the Board of Directors, under the name Can-Fite Technologies Ltd. On January 7, 2001, we changed our name to Can-Fite Bio Pharma Ltd. We completed our initial public offering in Israel in October 2005 and our ordinary shares are traded on the TASE under the symbol “CFBI”. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

In November 2011, through a series of transactions, we spun-off our activity in the ophthalmic field to our now former subsidiary, OphthaliX, a Delaware corporation and successor-in-interest to Denali Concrete Management, Inc., a Nevada corporation, whose common shares were traded in the United States on OTC under the symbol “OPLI.” In the spin-off transactions, we granted an exclusive license for the use of our Piclidenoson drug candidate in the ophthalmic field, or the License Agreement, to Eye-Fite Ltd., an Israel limited company, or Eye-Fite, and transferred our issued and outstanding ordinary shares in Eye-Fite to OphthaliX in exchange for an 86.7% interest in OphthaliX. In connection with the spin-off transactions, OphthaliX completed a series of private placement financing transactions. Following the spin-off transactions and the private placement financing transactions, we held approximately 82% interest in OphthaliX. In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure, or IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results, OphthaliX saw no immediate path forward in glaucoma and ceased active business operations. Subsequently, on May 21, 2017, OphthaliX and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd, or the Merger Sub, and Wize Pharma Ltd., or Wize Israel, an Israeli company formerly listed on the Tel Aviv Stock Exchange entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the merger of the Merger Sub with and into Wize Israel, with Wize Israel becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger, or the Merger. On November 16, 2017, the Merger was completed. As a result of the Merger, our ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to us all the ordinary shares of Eyefite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to us, including approximately $5 million of deferred payments owed by OphthaliX and Eyefite to us and, as part of the purchase of Eyefite, we also assumed certain accrued milestone payments in the amount of $175,000 under a license agreement previously entered into with the NIH. In addition, that certain exclusive license of Piclidenson for the granted to OphthaliX by us and a related services agreement was terminated. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”.

Our capital expenditures for the years ended December 31, 2017, 2016 and 2015 were NIS 24,000, NIS 40,000, and NIS 177,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

●	an exemption from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

●	reduced disclosure about our executive compensation arrangements.

We will continue to be deemed an emerging growth company until the earliest of:

●	the last day of our fiscal year in which we have total annual gross revenues of $1,070,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

●	the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the prior three-year period, issued more than $1,000,000,000 in non-convertible debt; or

●	the date on which we are deemed to be a ‘large accelerated filer,” as defined in Regulation S-K under the Securities Act.

We use our website (http://www.canfite.com) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, inflammatory disease and sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Visiongain, the world rheumatoid arthritis market size is predicted to generate revenues of $34.6 billion in 2020 and the psoriasis drug market is forecasted to be worth $8.9 billion by 2018. According to Datamonitor, the HCC drug market is expected to reach $1.4 billion by 2019.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed Piclidenoson (i) for the treatment of rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, (ii) for the treatment of psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals for the Canadian market, and (iii) for the treatment of rheumatoid arthritis and psoriasis to Gebro Holding GmBH, or Gebro, in Spain, Switzerland and Austria. We have also out-licensed Namodenoson for the treatment of liver cancer in South Korea to Chong Kun Dang Pharmaceuticals, or CKD. See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements—CKD Agreement”.

We believe that our drug candidates have certain unique characteristics and advantages over drugs currently available on the market and under development to treat these indications. To date, we have generated our pipeline by in-licensing, researching and developing two synthetic A3AR agonists, Piclidenoson and Namodenoson, and an allosteric modulator, CF602. For example, our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. High A3AR expression levels are also found in peripheral blood mononuclear cells, or PBMCs, of patients with cancer, inflammatory and viral diseases. PBMCs are a critical part of the immune system required to fight infection. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. In addition, our human clinical data suggests that the A3AR is a biological marker and that high A3AR expression prior to treatment may be predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We have been granted a U.S. patent with respect to the intellectual property related to such assay and utilized this assay in our Phase IIb study of Piclidenoson tor the treatment of rheumatoid arthritis.

Moreover, we believe characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the rheumatoid arthritis and psoriasis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. Furthermore, pre-clinical pharmacology studies in different experimental animal models of arthritis revealed that Piclidenoson acts as a disease modifying anti-rheumatic drug, or a DMARD, which, when coupled with its good safety profile, make it competitive in the psoriasis and rheumatoid arthritis markets. Our recent findings also demonstrate that a biological predictive marker can be utilized prior to treatment with Piclidenoson, which may allow it to be used as a personalized medicine therapeutic approach for the treatment of rheumatoid arthritis. Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only one drug, Nexavar, has been approved by the FDA.

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

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, (ii) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with completion of patient enrollment expected toward the end of 2018 and data release expected in the first half of 2019, and (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned Investigational New Drug (IND) submission for this indication.

Our Strategy

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of cancer, inflammatory disease and sexual dysfunction. We continue to develop and test our existing pipeline, while also testing other indications for our existing drugs and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products. Our approach allows us to:

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on cancer, inflammatory disease and sexual dysfunction. We will focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., rheumatoid arthritis and psoriasis with respect to Piclidenoson, and HCC and NASH with respect to Namodenoson.

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

Commercialize our product candidates through out-licensing arrangements. We have entered into several out-licensing arrangements with leading pharmaceutical companies in the Far East, Canada and Europe. We intend to continue to commercialize our product candidates through out-licensing arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing, marketing and sales. We do not intend to develop our own manufacturing facilities or sales forces. If appropriate, we may enter into co-development and similar arrangements with respect to any product candidate with third parties or commercialize a product candidate ourselves. We believe these arrangements will allow us to share the high development cost, minimize the risk of failure and enjoy our partners’ marketing capabilities. We believe further that this strategy will increase the likelihood of advancing clinical development and potential commercialization of our product candidates.

Our Product Pipeline

The table below sets forth our current pipeline of product candidates, including the target indication and status of each.

Clinical Application/Drug	Pre-Clinical	Phase I	Phase II	Phase III
Autoimmune-Inflammatory
Rheumatoid Arthritis - Piclidenoson (1)

Psoriasis - Piclidenoson (2)

Oncology/Liver diseases
HCC - Namodenoson(3)

NASH – Namodenoson(4)

Sexual Dysfunction - CF602 (5)

Completed

On-going

Preparatory work

(1)	We are conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis.

(2)	We are conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design.

(3)	We are conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC with approximately 78 patients and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018.

(4)	We are conducting a Phase II trial of Namodenoson in the treatment of NASH with completion of patient enrollment expected toward the end of 2018 and data release expected in the first half of 2019.

(5)	We are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned IND submission for this indication.

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

Rheumatoid Arthritis: rheumatoid arthritis, is a chronic, systemic autoimmune-inflammatory disease that may affect many tissues and organs, but principally attacks flexible synovial, or joints, on both sides of the body. This symmetry helps distinguish rheumatoid arthritis from other types of arthritis, which is the general term for joint inflammation. Although the cause of rheumatoid arthritis is unknown, autoimmunity plays a pivotal role in both its chronicity and progression. The disease involves abnormal B cell–T cell interaction, which results in the release of cytokines. The cytokines signal the release of inflammatory cells. The inflammatory cells migrate from the blood into the joints and joint-lining tissue. There, the cells produce inflammatory substances that cause irritation, wearing down of cartilage, or the cushioning material at the end of bones, swelling and inflammation of the joint lining, which is caused by excess synovial fluid, the development of pannus, or fibrous tissue, in the joint, and ankylosis, or fusion of the joints. Joint inflammation is characterized by redness, warmth, swelling and pain within the joint. As the cartilage wears down, the space between the bones narrows. If the condition worsens, the bones could rub against each other. As the lining expands due to inflammation from excess fluid, it may erode the adjacent bone, resulting in bone damage. rheumatoid arthritis can also produce diffuse inflammation in the lungs, membrane around the heart, the membranes of the lungs, and white of the eye, and also nodular lesions, most common in subcutaneous tissue.

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

Additionally, in preparation for Phase III studies of Piclidenoson to establish cardiac safety in humans prior to registration for marketing approval, we conducted a cardiodynamic trial that was a placebo-controlled crossover study using precise methodology to determine the effect of Piclidenoson on electrocardiograms of healthy volunteers. The primary objective of the trial was to assess whether Piclidenoson causes a delay in cardiac repolarization, as manifested by prolongation of the QT interval of the electrocardiogram. A drug-induced delay in cardiac repolarization creates an electrophysiological environment that can lead to the development of ventricular cardiac arrhythmias. In this study, Piclidenoson doses were up to 3-fold higher than the highest dose expected to be used in our registration-directed clinical trials. Trial results showed that our highest projected Piclidenoson dose had no clinically significant adverse electrocardiographic effects.

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

Piclidenoson given as a standalone therapy reached the primary endpoint in Phase II clinical studies in DES however a Phase III study of Piclidenoson for DES failed to reach the primary endpoint. We have observed positive data utilizing Piclidenoson as a standalone drug in a Phase IIa clinical study in rheumatoid arthritis. In this study, we also observed a significant direct correlation between A3AR expression prior to treatment and the patients’ responses to Piclidenoson. However, we did not fully attain the primary endpoint in this study as we did not observe a significant difference in responses between Piclidenoson and the placebo (which for this study was 0.1 mg of Piclidenoson). Moreover, two Phase IIb studies in rheumatoid arthritis utilizing Piclidenoson in combination with MTX, also failed to reach the primary endpoints. Based on this data, we believe that the failures in the Phase IIb studies in rheumatoid arthritis may have been due to low A3AR expression in the MTX-treated patients. A Phase IIb of Piclidenoson given as a standalone therapy in patients with A3AR expression levels above a certain threshold reached the primary endpoint in rheumatoid arthritis in December 2013. Piclidenoson has been tested in Phase II trials to establish dose and activity (first, orally administered capsules and then tablets in formulations of 1.0, 2.0 and 4.0 mg of Piclidenoson BID) in psoriasis (moderate to severe plaque psoriasis), rheumatoid arthritis and DES (moderate to severe.) A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. In addition, a Phase II study of Piclidenoson for glaucoma showed no statistically significant differences between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure.

Psoriasis: The rationale for utilizing Piclidenoson to treat psoriasis stems from our pre-clinical pharmacology studies showing that Piclidenoson acts as an anti-inflammatory agent via the inhibition of inflammatory cytokines, including TNF-α, which plays a major role in the pathogenesis of psoriasis. In addition, the A3AR is over-expressed in the tissue and PBMCs of patients with psoriasis.

We completed an exploratory Phase II trial in ten European and Israeli medical centers involving 76 patients. This study was a randomized, double-blind, placebo controlled and included four cohorts of 1.0, 2.0, and 4.0 mg of Piclidenoson and a placebo for a 12-week period. The study objectives were efficacy and safety of daily doses of Piclidenoson administered orally in patients with moderate-to-severe plaque-type psoriasis and the efficacy endpoints were improvements in both the Psoriasis Area Sensitivity Index score, or PASI score, and the Physicians’ Global Assessment score, or PGA score. We concluded that Piclidenoson met such efficacy endpoints and was well tolerated and effective in ameliorating disease manifestations in these patients. The patient group receiving 2.0 mg Piclidenoson BID showed progressive improvement over the course of the 12-week study in the PGA and PASI scores. Analysis of the mean change from baseline in the PASI score at week 12 revealed a statistically significant difference between the 2.0 mg Piclidenoson BID treated group and the placebo group (P < 0.001 versus baseline and P = 0.031 versus placebo). Analysis of the PGA score revealed that 23.5% of the patients treated with the 2.0 mg Piclidenoson BID achieved a score of 0 or 1, in comparison to 0% in the placebo group (P < 0.05). The study also demonstrated linear improvement in patients in both PASI and PGA. See Figure 2. No drug-related serious adverse events were evident during the study.

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

Figure 3: Linear Effect of Piclidenoson on PASI Scores through 32 Weeks of Treatment

We are currently planning to commence our pivotal COMFORT Phase III trial for Piclidenoson for the treatment of psoriasis in 2018. In the fourth quarter of 2016, we reached an agreement with the EMA on the final design of trial. The planned Phase III trial is to be a randomized, double-blind, placebo- and active-controlled study that will investigate the efficacy and safety of daily Piclidenoson administered orally as compared to placebo as its primary endpoint and as compared to apremilast (Otezla®) as its secondary endpoint in approximately 400 patients with moderate-to-severe plaque psoriasis. Medication is to be taken orally twice daily for 32 weeks in a double-blinded fashion. The primary end point will be the proportion of subjects who achieve a PASI score response of ≥75% (PASI 75) vs. placebo at week 16. The secondary endpoints will include non-inferiority to Otezla® on week 32 and efficacy and safety data for CF101 through the extension period of up to 48 weeks of treatment. Patients will be selected to the study based on over expression of the A3AR biomarker. We expect COMFORT will serve as the first of two pivotal studies required for EMA drug approval.

Rheumatoid Arthritis: We conducted a Phase IIa blinded to dose study in 74 patients with rheumatoid arthritis, randomized to receive Piclidenoson as a monotherapy in one of three doses—0.1 mg, 1.0 mg and 4.0 mg. The primary efficacy endpoint was ACR20 response at week 12, a criterion determined by the American College of Rheumatology that reflects 20% improvement in inflammation parameters. The study data revealed maximal response at the 1.0 mg group, showing 55.6% with ACR20, 33.3% with 50% improvement, or ACR50, and 11.5% with 70% improvement, or ACR70. Piclidenoson administered BID for 12 weeks resulted in improvement in signs and symptoms of rheumatoid arthritis and was well-tolerated. See Figure 4. Studies in the United States were conducted pursuant to an open IND which was received by the FDA in 2005.

Figure 4: Rheumatoid Arthritis efficacy by ACR

Subsequently, two Phase IIb studies with Piclidenoson in combination with MTX were conducted. The study protocols were multicenter, randomized, double-blind, placebo-controlled, parallel-group and dose-finding to determine the safety and efficacy of daily Piclidenoson administered orally when added to weekly MTX in patients with active rheumatoid arthritis. The objectives of both studies were improvement in ACR20, ACR50, ACR70 and DAS28, or the Disease Activity Score of 28 Joints, and EULAR, or the European League Against Rheumatism, response criteria, as well as a positive safety profile. The trials’ primary endpoints were both ACR20.

The first Phase IIb trial showed that the combined treatment had an excellent safety profile, but no significant ACR20 response was observed between the rheumatoid arthritis group treated with Piclidenoson and MTX and the group treated with MTX alone (the placebo group). However, the ACR50, ACR70 and the EULAR Good Values in the combined treatment group were higher than those of the MTX placebo group. The study also indicated that the 1.0 mg Piclidenoson dose was the most favorable dose, i.e., the dose yielded the highest ACR50 and EULAR Good Values as compared to the MTX placebo group. The most commonly reported adverse events in this study included nausea, dizziness, headache and common bacterial and viral infections and infestations.

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

The two Phase IIb studies failed to achieve the primary endpoint of ACR20. A cross study analysis of the three rheumatoid arthritis clinical studies revealed that in the first Phase IIa study, where Piclidenoson had been administered as a standalone drug, A3AR had been over-expressed in the patients’ PBMCs prior to Piclidenoson treatment, whereas A3AR had not been over-expressed in the Phase IIb patient population. We believe, based on the foregoing data, that there may be a direct and statistically significant correlation between A3AR over-expression at baseline and patients’ response to Piclidenoson, and that Piclidenoson should be administered as a standalone drug and not in combination with MTX. Furthermore, the correlation between A3AR expression levels prior to treatment and patients’ response to the drug suggest that the A3AR may be a predictive biomarker to be analyzed prior to Piclidenoson treatment. See Figures 5 and 6.

Figure 5: Direct correlation between A3AR at baseline and response to Piclidenoson

Figure 6: Direct correlation between A3AR at baseline and response to Piclidenoson

Based on the results of the two Phase IIb studies, we conducted an additional Phase IIb clinical study with Piclidenoson as a stand-alone, monotherapy treatment and not in combination with MTX. The trial was a 12-week multicenter, randomized, double-blind, placebo-controlled, parallel-group study involving 79 patients to determine the safety and efficacy of Piclidenoson administered orally daily in patients with active rheumatoid arthritis and elevated baseline expression levels of the A3AR in PBMCs. Enrolled patients had high baseline A3AR biomarker expression (determined at 1.5-fold over a predetermined age-matched standard). This selection criteria was made following the findings during previous Phase IIa and IIb rheumatoid arthritis studies showing a positive correlation between A3AR expression at baseline and patients’ response to the drug, potentially rendering A3AR expression as a predictive biomarker. The primary objectives of this study were to determine the efficacy of oral Piclidenoson when administered daily as a standalone treatment for 12 weeks to patients with active rheumatoid arthritis and elevated baseline expression levels of the A3AR in the patients’ PBMCs, in comparison to a placebo treatment, and to assess the safety of daily oral Piclidenoson under the circumstances of the trial. In December 2013, we announced the results of the study in which Piclidenoson met all primary efficacy endpoints, showing statistically significant superiority over placebo in reducing signs and symptoms of rheumatoid arthritis as compared to the placebo. The treatment had an ACR20 response rate of 49% for Piclidenoson compared to 25% for placebo (p=0.035), an ACR50 response rate of 19% for Piclidenoson compared to 9% for placebo, and an ACR70 response rate of 11% for Piclidenoson arm compared to 3% for placebo. Similar to our observations in the previously reported Piclidenoson psoriasis trials, the response of patients with rheumatoid arthritis was cumulative over time, suggesting a consistent anti-inflammatory effect of Piclidenoson. Moreover, half of the rheumatoid arthritis patients treated with Piclidenoson showed clinically meaningful improvement. Piclidenoson was very well-tolerated and showed no evidence of immunosuppression, and there were no severe treatment-emergent adverse events during the study. A subgroup analysis of 16 patients with no prior systemic therapy showed a dramatic increase in the response showing ACR20 of 75%, ACR50 50%, and ACR70 50%. We believe this may be related to the fact that in this patient population there is a full receptor expression since they had not been treated earlier with any systemic drugs.

Figure 7: ACR response data –Rheumatoid Arthritis phase IIb

We are currently conducting our pivotal ACRobat Phase III trial of Piclidenoson to evaluate Piclidenoson as a first line treatment and replacement MTX. The trial is a randomized, double-blind, active and placebo-controlled, parallel-group study in approximately 500 patients in Europe, Israel and Canada. The primary endpoint of ACRobat is low disease activity after 12 weeks of treatment in patients dosed with Piclidenoson compared to those dosed with MTX. Piclidenoson at 1 mg and 2 mg, or placebo, will be administered twice daily, and MTX or placebo will be administered once weekly. The total study duration will be 24 weeks in order to provide more data on long term efficacy and safety. In the fourth quarter of 2017, we announced the enrollment and dosing of the first patient in the trial. We expect ACRobat will serve as the first of two pivotal studies required for EMA drug approval.

DES: DES is an eye disease caused by eye dryness, which, in turn, is caused by either decreased tear production or increased tear film evaporation. A Phase II study in DES was conducted by Can-Fite after discovering that patients in the Phase IIa study for another condition also experienced improvement in DES symptoms. The results of the Phase II trial demonstrated the ability of Piclidenoson to improve signs of ocular surface inflammation of the patients studied. Following positive results in the Phase II study, we initiated a Phase III DES trial, under an IND with the FDA which was conducted by OphthaliX in the United States, Europe and Israel. The randomized, double-masked Phase III clinical trial enrolled 237 patients with moderate-to-severe DES who were randomized to receive two oral doses of Piclidenoson (0.1 and 1.0 mg) and a placebo, for a period of 24 weeks. The primary efficacy endpoint was complete clearing of corneal staining. In December 2013, we announced the results of this Phase III study of Piclidenoson for the treatment of DES. In the study, Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints. Nonetheless, Piclidenoson was found to be well tolerated. In 2014 we decided to end the development of Piclidenoson for the DES indication. This decision was based on a lack of correlation between patients’ response to Piclidenoson and over-expression of the drug target, the A3 adenosine receptor in this patient population.

Glaucoma: Glaucoma is an eye disease in which the optic nerve is damaged.  This optic nerve damage involves loss of retinal ganglion cells, or neurons located near the inner surface of the retina, in a characteristic pattern. There are many different subtypes of glaucoma, but they can all be considered to be a type of optic neuropathy. Raised intraocular pressure, or IOP, is the most important and only modifiable risk factor for glaucoma. However, some individuals may have high IOP for years and never develop optic nerve damage. This is known as ocular hypertension. Others may develop optic nerve damage at a relatively low IOP, and, thus, glaucoma. Untreated glaucoma can lead to permanent damage of the optic nerve and resultant visual field loss, which over time can progress to blindness. A Phase II clinical trial of Piclidenoson for the treatment of glaucoma was conducted by OphthaliX. The randomized, double-masked, placebo-controlled, parallel-group Phase II clinical trial was designed to evaluate the safety and efficacy of Piclidenoson when administered orally twice daily for up to 16 weeks in patients with elevated IOP. A total of 89 patients were enrolled in the study. The study was conducted with two cohorts. In the first cohort, treatment was randomized in a 3:1 ratio of 1.0 mg Piclidenoson to placebo. In the second cohort, which was also randomized in a 3:1 Piclidenoson to placebo ratio, the Piclidenoson dose was increased to 2.0 mg. In July 2016, top line results were announced. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results OphthaliX saw no immediate path forward in glaucoma and we have since terminated the license agreement that we granted to OphthaliX, following the Merger with Wize Pharma. See “Item 4—Information on the Company—History and Development of the Company”.

Additional Developments with Piclidenoson

Osteoarthritis

According to the Arthritis Foundation, osteoarthritis, or OA, is the most common arthritic disease. Currently, there is a shortage of effective drugs for treating OA patients. Piclidenoson has induced a significant anti-inflammatory effect in experimental animal models with respect to the treatment of OA and, as such, we are currently preparing for a Phase II study. We have not yet filed an IND for this indication as Piclidenoson for the treatment of OA is not currently being clinically tested in the United States and there are no near-term plans to do so.

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

Namodenoson (CF102)

Namodenoson is our second drug candidate and is under development for the treatment of HCC, hepatitis C virus, or HCV, non-alcoholic fatty liver disease, or NAFLD, the precursor to NASH. Namodenoson is also a small, orally bioavailable molecule, and an A3AR agonist, with high affinity and selectivity to the A3AR. In comparison to the expression in adjacent normal liver tissue, the A3AR is over-expressed in tumor tissues of patients with HCC, and the over-expression is also reflected in the patients’ PBMCs. A3AR over-expression in the patients’ tumor cells and PBMCs is attributed to high expression of certain A3AR transcription factors. The binding of Namodenoson to the A3AR results in down-regulation, or a decrease in the quantity of a cellular component, such as the number of receptors on a cell’s surface, of certain A3AR transcription factors. Our studies have shown that this down-regulation leads to apoptosis of HCC cells. In our pre-clinical and clinical studies, Namodenoson demonstrated anti-cancer, anti-viral and liver protective effects. As a result, we believe that Namodenoson can be used to treat a variety of oncological and liver-related diseases and viruses.

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

In September 2015, the FDA granted Fast Track designation to Namodenoson as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Fast Track, aimed at getting important new drugs that meet an unmet need to patients earlier, is expected to expedite the development of Namodenoson. Drugs that receive Fast Track designation benefit from more frequent meetings and communications with the FDA to review the drug’s development plan to support approval. It also allows us to submit parts of the NDA on a rolling basis for review as data becomes available.

Israel’s Ministry of Health has previously approved Namodenoson for Compassionate Use for HCC.

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

NAFLD/NASH: NASH, also called “fatty liver”, is a condition in which fat builds up inside the liver causing inflammation. Prior to the presence of inflammation, the disease is simply referred to as non-alcoholic fatty liver disease, or NAFLD, the most common form of liver disorder in the United States. The accumulation of macroglobular fat inside the liver causes oxidative stress that reduces the efficiency of the liver and can lead to increased liver enzymes such as alanine aminotransferase and aspartate aminotransferase. Loss of liver efficiency and oxidative stress leads to inflammation, liver cell ballooning, and the development of NASH. Prolonged inflammation results in cirrhosis (scar tissue), liver failure, or liver cancer. There are currently no drugs approved for the treatment of NASH.

Pre-Clinical Studies with Namodenoson

We conducted several pre-clinical studies demonstrating robust anti-inflammatory, anti-fibrogenic and anti-steatotic effects, supporting the development of Namodenoson for the NAFLD/NASH indication. Furthermore, the results indicated that Namodenoson was very well - tolerated.

In pre-clincial studies, we evaluated the toxicity, stability, metabolism and other safety parameters of Namodenoson at doses much higher than the doses that we currently administer to humans in our clinical trials of Namodenoson.

In pre-clinical pharmacology studies, Namodenoson inhibited the growth of HCC via the induction of tumor cell apoptosis. In addition, in collaboration with leading virology labs, we observed that Namodenoson inhibited viral replication of HCV through the down-regulation of viral proteins. Both of these findings served as a basis to further explore development of this drug for HCC.

In a preclinical study, Namodenoson also revealed its capability to improve liver pathology in a NAFLD/NASH animal model. The data showed:

●	Namodenoson had a statistically significant reduction in NAFLD activity score compared to vehicle treated group;

●	Namodenoson reduced liver-to-body weight compared to vehicle treated group;

●	Representative photomicrographs of H&E-stained liver sections showed improved pathology in animals receiving Namodenoson vs. vehicle;

●	Namodenoson decreased plasma ALT and triglycerides levels compared to vehicle treated group; and

●	Liver sections from the vehicle treated group exhibited severe micro- and macrovesicular fat deposits, ballooning and inflammatory cell infiltration, whereas the Namodenoson treated group showed a significant decrease in steatosis, ballooning and lobular inflammation compared to the vehicle group.

In further pre-clinical studies conducted, the following was observed:

●	In vivo studies showed that Namodenoson protected the liver against ischemic reperfusion manifested by a statistically significant (p<0.05) reduction in key liver enzymes, SGOT and SGPT. In addition, in studies where partial liver hepatectomy was conducted, a 45% increase in the regeneration rate of the remaining liver was observed after Namodenoson treatment, compared to placebo which regenerated only by 24%;

●	In an in vitro study with hepato-stellate cells, Namodenoson inhibited, in a dose dependent manner, the growth and proliferation of the liver cells, supporting an anti-fibrogenic effect of the drug;

●	In a CCL4 mouse model of liver fibrosis, the Namodenoson treated mice exhibited normal liver under macroscopic view, no accumulation of fluid (ascites), a low fibrosis profile, and lower serum levels of ALT compared to the vehicle treated group. In addition, liver protein and mRNA extracts revealed a significant decrease of α-SMA (α-smooth muscle actin) demonstrating an anti-fibrotic effect. Furthermore, the expression level of PI3K and p-STAT-1 were markedly decreased as well as the NKT cells; and

●	Namodenoson’s anti-inflammatory and anti-fibrogenic effect was also demonstrated in a STAM-NASH mouse model manifested in a marked reduction in NAS and fibrosis area. Namodenoson treatment induced a decrease in CK-18 levels suggesting hepato-protective effect and at the same time up-regulated adiponectin levels, reflecting anti-fibrogenic and anti-inflammatory effects.

Most recently, pre-clinical studies showed Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/NASH and are responsible for the anti-inflammatory and anti-fibrogenic effect in the liver. Pre-clinical studies were conducted in hepato-stellate cells in vitro and in an experimental NASH CCL4 model, showing that in both systems, the molecular mechanism of action of Namodenoson was conferred by decreased expression levels of the signaling protein phosphoinositol-3-phosphate (PI3K) which controls 3 downstream signal transduction pathways, the Wnt, NF-kB and α-SMA, which control liver inflammation and liver fibrosis.

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

Phase I/II and Phase II Clinical Studies

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

Our second Phase I/II study was a randomized, double-blind, placebo-controlled, dose-escalation study evaluating the safety, tolerability, biological activity, and pharmacokinetics of orally administered Namodenoson in 32 subjects with chronic HCV genotype 1. Eligible subjects were assigned in a 3:1 ratio (eight subjects in each cohort) to receive QD or BID treatment (1.0, 5.0 and 25.0 mg of Namodenoson) for 15 days with oral Namodenoson or with a placebo. Dose escalation occurred in four sequential cohorts. The study’s primary objectives were to determine the safety and tolerability of orally administered Namodenoson in patients with chronic HCV genotype 1, to assess the effects on HCV load during 15 days of treatment with Namodenoson and to assess the repeat-dose pharmacokinetic behavior of Namodenoson under the conditions of this trial. The secondary objective of this trial was to perform an exploratory evaluation of the relationship between A3AR in PBMCs at baseline and the clinical effects of Namodenoson on the study’s patients. Following the decrease in HCV load that had been observed in HCV patients treated with Namodenoson in the parallel HCC study and the good safety profile of Namodenoson, we received Israeli IRB, approval to extend the treatment period of the Phase I/II in patients with HCV to four months with the 1.0 mg dose vs. the placebo. The results of this Phase I/II HCV study demonstrated a good safety profile and a linear pharmacokinetic drug profile, however, no significant decrease in the viral load was observed. Notwithstanding, we did observe in the parallel HCC study that seven out of the nine patients with both HCC and HCV experienced a decrease in viral load and that these seven patients were treated with higher Namodenoson dosages than what was administered to the patients with chronic HCV genotype 1 only, and not HCC, possibly explaining the difference in results. The most commonly reported adverse events included loss of appetite, ascites, nausea, diarrhea, constipation and pain. However, many of these events are expected in a population of patients with advanced HCV. The most frequently reported drug-related adverse events included diarrhea, fatigue, loss of appetite, pain and weakness.

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

The Phase II study is a randomized, double-blind, placebo controlled trial conducted in the U.S., Europe and Israel to evaluate the efficacy and safety of Namodenoson as a second-line treatment for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment. Patients are treated twice daily with 25 mg of Namodenoson or placebo using a 2:1 randomization. The primary endpoint of the study is overall patient survival (OS). Secondary endpoints include progression free survival (PFS), safety, and the relationship between outcomes and A3AR expression. As is standard in this indication, the primary endpoint of OS requires following the entire patient population until the statistically predetermined number of events occur.  In March 2014, the study protocol was approved by the IRB at the Rabin Medical Center in Israel and in December 2014 we dosed the first patient at the study’s Israeli site. In the third quarter of 2017, we announced that we completed enrollment and randomization of all 78 patients.

In December 2017, we reported that although the trial remains blinded to us, accumulated safety data to date indicates a potentially favorable drug safety profile without hepatotoxicity and possible positive clinical effects. At that time, there were subjects treated for more than one year and in some cases, two years. We further reported at that time that 15 subjects have completed at least 12 cycles of treatment (each cycle is 28 days of treatment) of which two completed 24 cycles. We anticipate data release to occur in the second half of 2018.

NAFLD/NASH

We are conducting a Phase II multicenter, randomized, double-blinded, placebo-controlled, dose-finding study of the efficacy and safety of Namodenoson in the treatment of NAFLD and NASH. We plan to enroll approximately 60 patients with NAFLD, with or without NASH, in three arms, including two different dosages of Namodenoson and a placebo, given via oral tablets twice daily.

The study’s primary endpoints are the mean percent change from baseline in serum alanine aminotransferase (ALT) levels and safety. The secondary endpoint is percent change from baseline in hepatic steatosis measured by magnetic resonance imaging-determined by proton-density fat-fraction (MRI-PDFF) and additional metabolic parameters. In addition, an assessment of the pharmacokinetics (PK) of Namodenoson and the A3 adenosine receptor (A3AR) biomarker will be evaluated prior to treatment and its correlation to patients’ response to the drug will be analyzed upon study conclusion. Furthermore, the exploratory objective of this study is to evaluate the effects of Namodenoson on relevant biomarkers, such as adiponectin, leptin, C-reactive protein (CRP), and liver stiffness as determined by Fibroscan. The study is being conducted at the Hadassah Medical Center and Rabin Medical Center and we aim to complete enrollment for this study by the end of 2018 with data release in the first half of 2019.

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

In-Licensing Agreements

The following is a summary description of our in-licensing agreement with Leiden University. Our previously granted license with NIH expired in June 2015 with the expiration of certain patents. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreement, which is attached as an exhibit to this Annual Report on Form 20-F.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2017, we have paid approximately 105,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

Kwang Dong Agreements

On December 22, 2008, we entered into a license agreement with Kwang Dong Pharmaceutical Co. Ltd, a South Korean limited company, or KD, and the Kwang Dong License Agreement, respectively, for the use, development and marketing of Piclidenoson in the Republic of Korea with respect to rheumatoid arthritis. In addition, the Kwang Dong License Agreement grants to KD an exclusive, royalty-free license to use certain of our trademarks, as determined from time to time, in connection with the distribution, marketing, promotion and sale of any products derived from Piclidenoson pursuant to the Kwang Dong License Agreement.

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

According to the Kwang Dong License Agreement, we are entitled to receive or have received the following payments: (i) a non-refundable amount of $300,000 paid within 30 days of the effective date of the agreement; (ii) an amount of up to $1.2 million based on our compliance with certain milestones, including but not limited to, the conclusion of the Phase II clinical trial for Piclidenoson for treating rheumatoid arthritis and the receipt of various regulatory authorizations; and (iii) annual royalties of 7% of annual net sales of the licensed drug in the Republic of Korea. In addition to the amounts detailed above, we will be entitled to additional payments based on sales of raw materials to KD for the purpose of developing, producing and marketing Piclidenoson. To date, we have received a total of $500,000 from KD in an upfront payment.

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

After the TASE approved such shares for the listing for trade on January 5, 2009, the shares were allocated to KD and the transaction was finalized in January 2009. As of December 31, 2017, KD had paid us approximately $1.3 million, which represents milestone payments pursuant to the Kwang Dong License Agreement, an advance of certain amounts to become due under the Kwang Dong License Agreement and the purchase price for the shares.

Cipher Pharmaceuticals Agreement

On March 20, 2015, we entered into a Distribution and Supply Agreement with Cipher Pharmaceuticals, or Cipher, granting Cipher the exclusive right to distribute Piclidenoson in Canada for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, we are entitled to CDN$1.65 million upon execution of the agreement plus milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CDN $1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. To date, we have received a total of $1,291,726 from Cipher in an upfront payment.

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

The Distribution Agreement provides for up to $3,000,000 in upfront and milestone payments payable as follows: (i) an upfront payment of $500,000 within 30 days of receipt of an invoice from us, and (ii) within 30 days of the occurrence of each of the following: (1) $500,000 upon receipt by CKD of a positive result from the preliminary review by the Ministry of Food and Drug Safety, or MFDS, on obtaining orphan drug designation for Namodenoson in South Korea, (2) $500,000 upon successful completion of our ongoing Phase II liver cancer clinical trial for Namodenoson, (3) $1,000,000 upon the granting of marketing authorization of Namodenoson in South Korea by the MFDS, and (4) $500,000 upon registration of Namodenoson on the “reimbursement listing” in South Korea by the National Health Insurance Services in Korea. In addition, we are entitled to a royalty of 23% of net sales of Namodenoson following commercial launch in South Korea which includes the transfer price for delivering finished product to CKD. To date, we have received a total of $1,000,000 from CKD, $500,000 in upfront payments and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by MFDS on obtaining orphan drug designation in South Korea.

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

Gebro Agreement

On January 8, 2018, we entered into a Distribution and Supply Agreement with Gebro, granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of €1,800,000 from Gebro in upfront and milestone payments.

We are initially responsible for supplying Gebro with finished product for distribution and obtaining EMA and Swissmedic marketing approval while Gebro is responsible for distribution, marketing and obtaining pricing and reimbursement approvals in the territories. The Distribution and Supply Agreement has an initial term of fifteen years, automatically renewable for additional five year periods and may be terminated in certain limited circumstances including certain breaches of the agreement and failure to achieve certain minimum quantities of sales during the contract period.

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

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with Gebro, Cipher, KD and SKK with respect to Piclidenoson and CKD with respect to Namodenoson. See “Item 4—Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. We recorded revenues of NIS 2.1 million ($0.6 million) for the year ended December 31, 2017 under the distribution agreement with CKD which was due to the recognition of a portion of the NIS 1.9 million ($0.5 million) advance payment received in December 2016 under the distribution agreement with CKD and a payment of NIS 1.8 million ($0.5 million) as a result of milestone achievement. We recorded revenues of NIS 0.1 million for the year ended December 31, 2016 under the distribution agreement with CKD which was due to the recognition of a portion of the NIS 1.9 million ($0.5 million) advance payment received in December 2016 under the distribution agreement with CKD. We recorded revenues of NIS 0.76 million for the year ended December 31, 2017 and NIS 0.55 million for the year ended December 31, 2016 which was due to the recognition of a portion of the NIS 5.14 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher. We expect to generate future revenues through our current and potential future out-licensing arrangements with respect to Piclidenoson and Namodenoson based on the progress we make in our clinical trials.

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

Patents

As of March 14, 2017, we owned or exclusively licensed (from Leiden University) 11 patent families that, collectively, contain approximately 165 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	a family of patents which pertains to the use of substances that bind to the A3AR, including Piclidenoson and Namodenoson; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden, Switzerland, Holland and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Poland, Russia and Hong-Kong. These patents are set to expire in 2020, other than the United States patent that will expire in 2022;

●	a family of patents and a patent application which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. The patent application is pending in Brazil. These patents and patent application have a filing date of January 1, 2002 and a priority date of January 16, 2001 and are set to expire in 2022, other than the United States patent that will expire in 2023;

●	a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and is set to expire in 2023;

●	a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in certain countries in Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, USA, China and Mexico. The patents are set to expire in 2025. There are patent applications pending in Canada, and Brazil. Each of the patents and patent applications has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, United States, South Korea and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland and United Kingdom). The patent is set to expire in 2030.The patent applications are pending in the China, Hong Kong, and India each with a filing date of September 6, 2010 and a priority date of September 6, 2009;

●	a family of patents and patent applications which pertain to the method for producing Piclidenoson. Such patents were granted in U.S., India, China, Japan, Israel and Europe (by the EPO and validated in in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and United Kingdom. These patents are set to expire in 2028. A patent application is pending in India. Each patent and patent application has a filing date of March 13, 2008 and a priority date of March 14, 2007;

●	a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. Patent applications are pending in the United States and Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005;

●	a family of patents and patent applications which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, USA and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). There is one patent application pending in the United States which was recently allowed. Each patent or patent application in this family has a filing date of October 22, 2007 and a priority date of October 15, 2007.

●	a family of patent applications which pertain to treatment of sexual dysfunction. This family includes granted patents in the USA and Japan and patent applications in Israel, Australia, China, Brazil, Canada, Europe, India, Mexico, South Korea, and USA. The patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012;

●	a patent application in Israel which pertains to the use of A3AR ligands for managing cytokine release syndrome. This patent application has a filing date of September 17, 2017 and will serve as a priority document to an International patent application (PCT) due to be filed no later than September 17, 2018; and

●	a family of patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes a patent application in Israel and an International patent application (PCT), claiming priority from this Israeli application. The PCT application has a filing date of November 22, 2016.

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

Name	Position/Institutional Affiliation
Dr. Michael Weinblatt	Head, Division of Rheumatology, Immunology and Allergy, Brigham and Women’s Hospital

Dr. Keith Stuart	Chairman, Department of Hematology and Oncology; Professor of Medicine, Tufts University School of Medicine; Lahey Clinic Medical Center

Dr. Jonathan Wilkin	Former Head, Dermatology Division, FDA

Dr. Scott Friedman	Dean for Therapeutic Discovery and Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York

Dr. Arun Sanyal	Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine

Dr. Rifaat Safadi	Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction, including but not limited to psoriasis, rheumatoid arthritis, HCC and NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as sexual dysfunction, Crohn’s disease, oncological diseases and viral disease, such as the JC virus.

Despite the competition, however, we believe that our drug candidates have unique characteristics and advantages over certain drugs currently available on the market and under development to treat these indications. We believe that our pipeline of drug candidates has exhibited a potential for therapeutic success with respect to the treatment of autoimmune-inflammatory, oncological and liver diseases. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects.

We believe the characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the psoriasis and rheumatoid arthritis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. For example, while TNF inhibitor therapies transformed the treatment for many patients, a substantial percentage of patients (40% to 60%) do not respond to either disease modifying anti-rheumatic drug, or a DMARD, or biologic therapies (Simsek, 2010).

Pre-clinical pharmacology studies in different experimental animal models of arthritis revealed that Piclidenoson acts as a DMARD, which, when coupled with its good safety profile, make it competitive in the psoriasis, rheumatoid arthritis and OA markets. Our recent findings also demonstrate that a biological predictive marker can be utilized prior to treatment with Piclidenoson, which may allow it to be used as a personalized medicine therapeutic approach for the treatment of rheumatoid arthritis, potentially leading to an improvement in response rate for patients. Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only one drug, Nexavar (sorafenib), has been approved by the FDA.

In addition, our human clinical data suggests that A3AR may be a biological marker in that high A3AR expression prior to treatment has been predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We hold a patent with respect to the intellectual property related to such assay and are currently utilizing this assay in our ongoing Phase IIb study of Piclidenoson for the treatment of rheumatoid arthritis.

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the arthritis and psoriasis therapeutic field include Amgen, Centocor, Pfizer, Novartis, Abbvie, Celgene, Eli Lilly, Janssen and more. Competitors in the HCC field include companies such as Bayer. Competitors in the NASH field include companies such as Gilead, Genfit, Regato, Galmed, Allergan and Intercept. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer.

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

Many of the current rheumatoid arthritis drugs on the market or in development are also used for the treatment of psoriasis. See “—Piclidenoson for the Treatment of rheumatoid arthritis.” In addition, several therapies are in advanced clinical development for psoriasis and many others are in Phase II or earlier stages of development.

Piclidenoson for the Treatment of Rheumatoid Arthritis

rheumatoid arthritis is a severe disease that attacks approximately 0.6% of the U.S. population, mainly women and, in particular, postmenopausal women. According to Visiongain, the world rheumatoid arthritis market size is predicted to generate revenues of $34.6 billion in 2020.

Many drugs are used to treat rheumatoid arthritis, including DMARDs. These include MTX, plaquenil, sulfasalazine and leflunomide, all of which are small molecule drugs with mild effectiveness. MTX is the most commonly administered DMARD for rheumatoid arthritis. It is a generic chemotherapeutic agent marketed by several manufacturers that is administered orally. Due to its relatively toxic nature, however, MTX may result in severe side effects including sores, anemia, diarrhea, nausea/vomiting, abdominal pain, bruising/bleeding, and liver problems.

The second class of DMARD includes biological drugs, such as Enbrel (etanercept) by Amgen, Remicade (infliximab) by Centocor, and Humira (adalimumab) by Abbvie. These drugs are usually administered in combination with MTX and are more effective in combination, but may have severe side effects, including risk of lymphoma and serious infection. Biological drugs are administered through injection, are generally expensive and there is no biomarker to predict the response, if any. As such, response rates typically range between 40-60% (Simsek, 2010). Steroidal drugs are also used to reduce the general activity of the immune system and for pain relief. In addition, the FDA recently approved Pfizer’s Xeljanz (tofacitinib) small molecule drug, which is the first JAK inhibitor drug, or a drug that inhibits the effect of one or more of the enzymes in the janus kinase family, or a family enzymes that transfer cytokine-mediated signals, to treat rheumatoid arthritis. Moreover, several therapies, including biological drugs and small molecule drugs, are in advanced clinical development for rheumatoid arthritis including baricitninib by Eli Lilly which is pending FDA approval, while others are in Phase II or earlier stages of development.

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

Grand View Research Inc. estimates the value of the erectile dysfunction therapeutic market to be approximately $3.2 billion by 2022.

Insurance

We maintain insurance for our offices and laboratory in Petah-Tikva, Israel. Our insurance program covers approximately $0.375 million of equipment and lease improvements against risk of loss, excluding damage from inventory theft. In addition, we maintain the following insurance: employer liability with coverage of approximately $5.0 million; third party liability with coverage of approximately $0.75 million; fire insurance coverage of approximately $0.725 million; natural disaster coverage of approximately $1.1 million; all risk coverage of approximately $0.02 million for electronic equipment and machinery insurance for laboratory refrigerators; and directors’ and officers’ liability insurance with coverage of $20.0 million per claim and $20.0 million in the aggregate and also D&O Side A DIC insurance with coverage of $5.0 million per claim and in the aggregate.

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

Governmental authorities in all major markets require that a new pharmaceutical product be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal, which can result in an expensive and lengthy approval process. The time to obtain approval varies by country and some products are never approved. The lengthy process of conducting clinical trials, seeking approval and subsequent compliance with applicable statutes and regulations, if approval is obtained, are very costly and require the expenditure of substantial resources.

A summary of the United States, European Union and Israeli regulatory processes follow below.

United States

In the United States, the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act (FDCA), as amended, and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the safety and effectiveness standards for our products and the raw materials and components used in the production of, testing, manufacture, labeling, storage, record keeping, approval, advertising and promotion of our products on a product-by-product basis.

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

As an alternate path for FDA approval of new indications or new formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the FDCA, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication. The Hatch-Waxman Amendments permit the applicant to rely upon certain published nonclinical or clinical studies conducted for an approved product or the FDA’s conclusions from prior review of such studies. The FDA may require companies to perform additional studies or measurements to support any changes from the approved product. The FDA may then approve the new product for all or some of the labeled indications for which the reference product has been approved, as well as for any new indication supported by the NDA. While references to nonclinical and clinical data not generated by the applicant or for which the applicant does not have a right of reference are allowed, all development, process, stability, qualification and validation data related to the manufacturing and quality of the new product must be included in an NDA submitted under Section 505(b)(2).

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

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities, laboratories and processes used in the manufacturing and testing of such products prior to providing approval to market a product. If after receiving FDA approval, we make a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. We also must adhere to current good manufacturing practice (cGMP) regulations and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect our equipment, facilities, laboratories and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

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

The new Regulation (EU) No 536/2014 aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the Regulation include:

●	A streamlined application procedure via a single entry point, the E.U. portal;

●	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states;

●	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned;

●	Strictly defined deadlines for the assessment of clinical trial application; and

●	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

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

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states.

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

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

●	The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state;

●	The national procedure is only available for products intended to be authorized in a single E.U. member state; and

●	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

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

Orphan Drug Designation and Exclusivity

Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and with regards to that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized E.U. marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if the marketing authorization holder is unable to supply sufficient quantities or the product or if the competing product is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug (see below sub Patent Term Extension).

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

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 31, 2019. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 25, 2018.

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

Our corporate structure consists of Can-Fite and two wholly owned subsidiaries which are both inactive: Ultratrend Limited, incorporated in England and Wales, and Eye-Fite Limited, incorporated in Israel.

D.	Property, Plants and Equipment.

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company, that pursuant to a verbal agreement expires on December 31, 2018. The Petah-Tikva headquarters consists of approximately 300 square meters of space with eight parking spaces. Lease payments are approximately NIS 20,447, or $5,318, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses both our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed Piclidenoson (i) for the treatment of rheumatoid arthritis to KD for the Korean market, (ii) for the treatment of psoriasis and rheumatoid arthritis to Cipher for the Canadian market, and (iii) for the treatment of rheumatoid arthritis and psoriasis to Gebro, in Spain, Switzerland and Austria. We have also out-licensed Namodenoson for the treatment of liver cancer in South Korea to CKD. See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements—CKD Agreement”.

Our product candidates, CF101, CF102 and CF602 are being developed to treat cancer, inflammatory disease and sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, (ii) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with completion of patient enrollment expected toward the end of 2018 and data release expected in the first half of 2019, and (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned Investigational New Drug (IND) submission for this indication.

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2017, we had an accumulated deficit of approximately NIS 368.3 million ($96.2 million). Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2017, we had approximately $3.5 million, or NIS 12.1 million, of cash and cash equivalents based on the exchange rate reported by the Bank of Israel as of December 31, 2017.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK.

Under the Kwang Dong Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010 and $0.5 million in 2017. Under the terms of the Kwang Dong Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the Distribution and Supply Agreement with Cipher we received CDN$1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CDN $1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

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

In January 2018, we entered into a Distribution and Supply Agreement with Gebro. The Distribution and Supply Agreement with Gebro provides that we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of €1,800,000 from Gebro in upfront and milestone payments. See “Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	Phase III study in rheumatoid arthritis	Commenced enrollment in Q4 2017
	Preparing for a Phase III study in psoriasis	Expect to commence enrollment in 2018

Namodenoson	Phase II in HCC	Topline data expected in H2 2018
	Phase II study in NASH	Expect to complete enrollment at end of 2018

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

 Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2015, 2016 and 2017; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2015	2016	2017	Inception
Piclidenoson	971	1,946	1,894	23,375
Namodenoson	1,044	1,907	1,827	7,455
CF602	243	1,126	15	1,407

Other projects	1	-	-	1,729
Total gross direct project costs (1)	2,259	4,979	3,736	33,966

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2017, we have incurred research and development expenses of approximately $89.2 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Functional Currency

The presentation currency of our financial statements and our functional currency is the NIS. The functional currency of an entity in which we own an equity interest, which is referred to as our subsidiary, differs from our functional currency, that subsidiary represents a foreign operation whose financial statements are translated as follows: (i) assets and liabilities are translated at the closing rate at the date of that balance sheet, (ii) income and expenses are translated at average exchange rates for the presented periods and (iii) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity, as other comprehensive loss, “adjustments from translation of financial statements.”

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

We recognize revenue in accordance with IAS 18, “Revenue” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price.

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). We estimate these services will spread over a period of 24 quarters.

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

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense over the vesting period, based upon the grant-date fair value of the equity or liability instruments issued. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE American.

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

Our net loss for the year ended December 31, 2017 and 2016 included finance income in the amount of NIS 10,397,000 and NIS 6,999,000, respectively, in connection with the above-mentioned warrants.

Recently Issued Accounting Pronouncements

IFRS 9 - Financial Instruments:

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9, Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that are currently measured at fair value through profit and loss will be measured at fair value through other comprehensive income (loss) due to implementation of IFRS 9. In addition, we will measure expected credit loss of the securities that will be measured at fair value through other comprehensive income (loss). IFRS 9 is to be applied for annual periods beginning on January 1, 2018. We do not expect IFRS 9 to have any material impact from the adoption of IFRS 9 on the financial statements.

IFRS 15 - Revenues from contracts with customers:

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2017, we performed an assessment of IFRS 15 impact as described below.

We are in the business developing orally bioavailable small molecule therapeutic products. We received certain milestone and advances from commercialization, distribution and license agreements with strategic partners.

We performed the following preliminary assessment of IFRS 15:

In implementation of IFRS 15, we are considering the following:

(1)	Variable consideration:

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, we are recognize revenue from achieving milestones, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, we defer revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

We continue to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

(2)	Upfront and milestone payments:

Since our agreements with strategic partners include upfront and milestone payments that contain a performance obligation that is satisfied over time we currently defer the upfront payments and recognize revenue over time by reference to the stage of completion.

Under IFRS 15, we would continue to recognize revenue for upfront payments over time rather than at a point of time. Upon adoption, the financing component will result in interest expenses which will be included in our consolidated statement of operations to reflect the financial portion cost of the long-term deferred revenue that is related to such services. We identified the existence of a significant financing component resulting from an upfront payment.

(3)	Presentation and disclosure requirements:

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will only imply insignificant changes to the accounting for lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on the balance sheet. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, Revenue from Contracts with Customers, is applied concurrently. We are evaluating the possible impact of IFRS 16 but are presently unable to assess its effect, on the financial statements.

Recent Offerings

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

On March 13, 2018, we sold to certain institutional investors providing for the issuance of an aggregate of 3,333,336 ADSs in a registered direct offering at $1.50 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 2,500,002 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $2.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 166,667 ADS on the same terms as the warrants except they have a term of five years.

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

Comparison of the Year Ended December 31, 2017 to Year Ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were NIS 2.9 million ($0.85 million), an increase of NIS 2.3 million ($0.66 million), or 350%, compared to NIS 0.65 million ($0.2 million) for the year ended December 31, 2016. The revenues during 2017 were mainly due to a portion of the NIS 0.76 million ($0.22 million or CAD 0.2 million) advance payment received in March 2015 under the distribution agreement with Cipher and from the recognition of the millstone payment of NIS 1.8 million ($0.5 million) and the recognition of a portion of the NIS 0.4 million ($0.1 million) advance payment received in December 2016 under the distribution agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were NIS 18.3 million ($5.28 million), a decrease of NIS 5 million ($1.44 million), or 22%, compared to NIS 23.4 million ($6.74 million) for the year ended December 31, 2016. Research and developments expenses for the year ended 2017 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to costs associated with CF602 expenses that decreased since the postponement of a planned IND submission for this indication and a decrease in costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer. The Company expects that the research and development expenses will increase through 2018 and beyond.

General and administrative expenses

General and administrative expenses were NIS 10.2 million ($2.94 million) for the year ended December 31, 2017 a decrease of NIS 0.2 million ($0.06 million), or 2%, compared to NIS 10.5 million ($3.02 million) for the year ended December 31, 2016. The minor decrease is primarily due to a decrease in investor and public relations expenses. The Company expects that general and administrative expenses will remain at the same level through 2018.

Financial expenses, net

Financial income, net for the year ended December 31, 2017 aggregated NIS 6.6 million ($1.89 million) compared to financial income, net of NIS 6.31 million ($1.82 million) for the same period in 2016. The increase in financial income, net in the year ended December 31, 2017 was mainly due to issuance expenses recorded in 2017 which were not recorded in 2016, a decrease in net change in fair value of warrants exercisable into shares and a decrease in exchange rate difference expenses.

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

Research and development expenses

Research and development expenses for the year ended December 31, 2016 were NIS 23.38 million, an increase of NIS 8.33 million, or 55%, compared to NIS 15.05 million for the year ended December 31, 2015. Research and developments expenses for the year ended 2016 comprised primarily of expenses associated with the Phase II study for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to costs associated with preparations of the Piclidenoson Phase III studies in the treatment of rheumatoid arthritis and psoriasis and costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer. We expect that the research and development expenses will increase through 2017 and beyond.

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

B.        Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At December 31, 2017, we had approximately NIS 12.1 million ($3.5 million) in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2018, we received approximately NIS 7.4 million ($2.2 million) from Gebro as upfront and milestone payments for entering into a distribution and supply agreement with Gebro and in March 2018, we raised NIS 17.3 million ($5 million) in a registered direct offering.

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

Net cash used in operating activities was NIS 33.1 million for the year ended December 31, 2017, compared with net cash used in operating activities of NIS 34.3 million and NIS 18.2 million for the years ended December 31, 2016 and 2015, respectively. The NIS 1.2 million decrease in the net cash used in operating activities during 2017, compared to 2016, was primarily the result of issuance expenses that was not recorded in 2016 and a decrease in trade payables. The NIS 16.1 million increase in the net cash used in operating activities during 2016, compared to 2015, was primarily the result of an increase in clinical trials and increase in prepaid expenses for clinical trials supply.

Net cash used in investing activities for the year ended December 31, 2017 was NIS 0.1 million compared to net cash used in investing activities of NIS 0.04 million for the year ended December 31, 2016 and net cash used in investing activities of NIS 0.17 million for the year ended December 31, 2015. The changes in cash flows from investing activities are immaterial.

Net cash provided by financing activities for the year ended December 31, 2017 was NIS 16.9 million, compared to no net cash provided by financing activities for the year ended December 31, 2016 and NIS 48.3 million for the year ended December 31, 2015. The NIS 16. 9 million increase in the net cash provided by financing activities during 2017, compared to 2016, was primarily due to issuance of shares and warrants, net of issuance expenses. The NIS 48.3 million decrease in the net cash provided by financing activities during 2016, compared to 2015, was due to no issuance of shares and warrants during 2016.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of March 23, 2018, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide.

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

F.	Contractual Obligations.

The following table summarizes our significant contractual obligations in NIS at December 31, 2017:

	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Contractual Obligations

NIH milestones(1)	1,473,475	1,473,475		-	-
Leiden University milestones(2)	332,208	41,526	290,682	-	-
Car lease obligations	129,873	98,922	30,951	-	-

Total	1,935,556	1,613,923	321,633	-	-

(1)	Includes $425,000 in milestone payments.
(2)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

ITEM 6. Directors, Senior Management and Employees

A.        Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Position	Age
Ilan Cohn, Ph.D.	Chairman of the Board	62

Pnina Fishman, Ph.D.	Chief Executive Officer, Director	69

Motti Farbstein	Chief Operating and Financial Officer	54

Sari Fishman, Ph.D.	VP of Business Development	46

Guy Regev	Director, Audit Committee and Compensation Committee member	48

Abraham Sartani, M.D.	Director	71

Israel Shamay	Director, Audit Committee and Compensation Committee member	54

Yaacov Goldman	Director, Audit Committee and Compensation Committee member	62

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and senior partner at the patent attorney firm Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 serves as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohen is also currently a member of the Board of Directors of I.C.R.C. Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite and has served as our Chief Executive Officer and served on our Board of Directors since September 2005. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Ultratrend Ltd., and EyeFite Ltd. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

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

Sari Fishman, Ph.D. Sari Fishman, Ph.D. has served as our Director Clinical Affairs from 2004 to 2014, Director of Business Development from 2014 to 2017 and since 2017 serves as VP of Business Development. Dr. Fishman gained her Ph.D. at the Bar-Ilan University, Ramat-Gan, Israel.

Abraham Sartani, M.D. Abraham Sartani has served on our Board of Directors since 2001. Dr. Sartani has over 30 years of experience in the pharmaceuticals industry and currently acts as a consultant to pharmaceutical and medical device companies. Dr. Sartani is a member of a number of scientific and management societies and the author or co-author of numerous publications and patents in the urology, pain treatment and hypertension fields. Dr. Sartani previously served on the Board of Directors of Akkadeas Pharma Srl (formerly Arkadia Pharma) and was a co-founder. From 1985 until 2008, Dr. Sartani was the Vice-President of R&D and Licensing and Group coordinator of B&D of Recordati, a European specialty pharmaceutical company. Prior to joining Recordati, from 1980 until 1985, Dr. Sartani was employed at Farmitalia-Carlo Erba, serving in a number of capacities, including as the Medical Director for Europe.

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

Israel Shamay has served as external director since December 2014 and serves as a member on both the Audit Committee and Compensation Committee. Since 2012 Mr. Shamay has served as Executive Director, Strategic Initiatives and Head of the Americas Operations of MATIMOP (Israeli Industry Center for R&D), the International Operations agency of the Israeli Office of the Chief Scientist, focusing on developing and implementing cooperation platforms for industrial R&D and innovation projects in the Americas region. From 2006 until 2012 Mr. Shamay served as Executive Director of European Cooperations at MATIMOP, where he was in charge of architecting, realizing and evaluating industrial innovation cooperation frameworks at bilateral and European level, making them a major R&D cooperation instrument for Israeli industry with Europe. Between 2010 and 2011, Mr. Shamay was Head of the Israeli EUREKA Chairmanship Program (EUREKA is Europe’s largest innovation network with nearly 40 member states). The Israeli EUREKA Chairmanship focused on developing new financial instruments for innovative small and medium sized enterprises and on expanding EUREKA’s international dimension. From 2002 Mr. Shamay served as Israel’s National Representative in several international R&D programs, from 2005 as an expert evaluator for the EU Framework Programs for R&D and from 2006 until 2009 managed the Israeli R&D collaboration with the EU Global Satellite Navigation Program – GALILEO. From 1991 until 2001, Mr. Shamay served in senior technical, marketing and executive positions in Israeli hi-tech companies operating globally, including the RAD group and Comverse Technologies. Mr. Shamay is an MBA graduate of the Recanati School of Business at the Tel-Aviv University and a graduate of the Technion in Haifa, faculty of Information Systems Engineering.

Yaacov Goldman. Mr. Goldman has served as external director since August 2017. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Golden House Ltd., Meitav Dash Investments Ltd., Mer Telemanagement Solutions Ltd, IceCure Medical Ltd. and Fattal Properties (Europe) Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

B.	Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Salaries, fees, commissions, bonuses and options (thousand NIS)
All directors and senior management as a group, consisting of 8 persons	3,856

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2017.

Name and Position	Salary		Bonus(4)	Value of Options Granted(5)	Other(6)	Total
	(NIS in thousands)
Pnina Fishman Chief Executive Officer	1,577	(1)	240	229	54	2,100

Motti Farbstein Chief Financial Officer	841	(2)	148	57	50	1,096

Sari Fishman VP Business Development	610	(2)	87	120	-	817

Guy Regev External Director	140	(3)	-	-	-	140

Israel Shamay External Director	143	(3)	-	-	-	143

(1)	Amount represents consulting fee.
(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for board service.

(4)	Amounts reported in this column refer to the cash bonuses provided by us with respect to 2017, which have been provided for in our financial statements for the year ended December 31, 2017 (including if such bonuses were paid in 2018). They exclude bonuses paid in 2017 which were provided for in the Company’s financial statements for previous years.

(5)

The value of options is the expense recorded in our financial statements for the period ended December 31, 2017 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 of our financial statements.

(6)	Amount represents cost of use of company car.

The following table sets forth information with respect to the options granted to our directors and senior management for the year ended December 31, 2017.

Name	Date of Grant	Purchase Price (in NIS)	Number of Options	Vesting Period	Expiration Date	Total Benefit (in NIS)	Benefit recognized in 2017 (in NIS)
Motti Farbstein	28/12/2017	2.513	250,000	4 years	28/12/2027	414,056	2,756
Sari Fishman	24/04/2017	3.662	80,000	4 years	23/04/2027	180,372	80,153
Sari Fishman	28/12/2017	2.513	150,000	4 years	28/12/2027	248,433	1,636
Ilan Cohn	28/12/2017	2.926	48,000	4 years	28/12/2027	76,585	-
Avi Sartani	28/12/2017	2.926	48,000	4 years	28/12/2027	76,585	-
Guy Regev	28/12/2017	2.926	48,000	4 years	28/12/2027	76,585	-
Yaacob Goldman	28/12/2017	2.926	48,000	4 years	28/12/2027	76,585	-
Israel Shamay	28/12/2017	2.926	48,000	4 years	28/12/2027	76,585	-

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 108,360 which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 25, 2018, we have granted her options to purchase an aggregate of 744,443 ordinary shares, of which (i) 241,613 were exercised into ordinary shares, (ii) options to purchase 195,630 ordinary shares expired (iii) 2,680,000 options to purchase 107,200 ordinary shares have an exercise price of NIS 0.644 per option, are fully vested and expire on January 13, 2021, and (iii) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share, vesting on a quarterly basis over three years commencing October 22, 2015, and expire on October 22, 2025.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Operating and Financial Officer. Mr. Farbstein’s current gross monthly salary is NIS 52,000. Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 25, 2018, we have granted him options to purchase an aggregate of 114,195 ordinary shares, of which (i) options to purchase ordinary shares were exercised into 1,133 ordinary shares, (ii) options to purchase 12,887 ordinary shares expired, (iii) 554,387 options are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option, are fully vested, and expire on November 26, 2018, (iii) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option, are fully vested, and expire on May 2, 2022, (iv) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option are fully vested, and expire on March 20, 2023, (v) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option, vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (vi) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option, vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026, and (vii) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option, vesting on a quarterly basis over four years commencing December 28, 2017 and expire on December 28, 2027.

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

BioStrategics’ current fee is $400 per hour with a maximum daily fee of $2,600. In addition, BioStrategics is entitled to reimbursement for reasonable pre-approved expenses. The term of the consulting agreement is currently on a year-to-year basis, unless earlier terminated by either party upon 30 days’ prior written notice or immediately by either party if such termination is for cause.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the Board of Directors. Our board has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On August 1, 2017, at an annual general meeting of our shareholders, Pnina Fishman, Ilan Cohn, Avi Sartani, and Guy Regev were re-elected to serve as directors for a term expiring at our next annual general meeting of shareholders and until his or her respective successor is duly elected. On July 9, 2017, the three-year term of Gil Oren, a former external director automatically expired. Mr. Oren was not eligible to be re-elected to serve as an external director for an additional term as he was elected for the maximum number of terms permitted under the Israeli Companies Law. On August 1, 2017, at an annual general meeting of our shareholders Yaacov Goldman was elected to serve as one of our external directors for a three-year term ending July 31, 2020. On December 27, 2017, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 26, 2020 as one of our external directors. Israel Shamay may be re-elected for another three-year term. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

None of our directors or senior management has any family relationship with any other director or senior management except that Sari Fishman is the daughter of Pnina Fishman. None of our directors have service contracts that provide for benefits upon termination of his or her directorship with us, other than the payment of salary due, accrued and unpaid as of and through the date of termination. See “Item 6—Directors, Senior Management and Employees—Compensation—Employment and Consulting Agreements.”

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

The Israeli Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (i) meets the independence requirements of the Securities Exchange Act of 1934, as amended, (ii) meets the standards of the NYSE American rules for membership on the audit committee and (iii) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in our financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (ii) the director either holds an academic degree in any other field or has completed another form of higher education in our primary field of business or in an area which is relevant to the office of an external director; or (iii) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business; (b) a senior position in our primary field of business; or (c) a senior position in public administration. Yaacov Goldman, who is one of our external directors, meets the required qualifications and has financial and accounting expertise as required by the Israeli Companies Law, while Guy Regev, an independent director, also meets the required qualifications and has financial and accounting expertise as required by the Israeli Companies Law.

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

If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as possible to appoint a replacement external director.

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

Israel Shamay and Yaacov Goldman serve as external directors on our Board of Directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee and our compensation committee. Our Board of Directors has determined that Yaacov Goldman possesses accounting and financial expertise, and that both of our external directors possess the requisite professional qualifications. In addition to our external directors, Guy Regev and Avi Sartani serve as independent directors on our Board of Directors. Guy Regev also serves on our audit committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Yaacov Goldman, who serves as the audit committee financial expert, with Israel Shamay and Guy Regev as members. Our audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Under the Israeli Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices and amend such deficiencies, (ii) determining whether certain related party transactions (including transactions in which an office holder has a personal interest) should be deemed as material or extraordinary, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis) (see “—Approval of related party transactions under Israeli Law”), (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (vi) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vii) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (viii) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Compensation Committee

Amendment no. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012, or Amendment no. 20.In general, Amendment no. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, Amendment no. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

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

The compensation policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an “interested party” in the proposed resolution, or that shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the compensation policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the compensation policy is in the best interest of the company. The Compensation Policy is required to be brought before the shareholders of the Company once every three years for approval.

Under the Israeli Companies Law, our compensation policy must generally serve as the basis for corporate approvals with respect to the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objective, the company’s business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	The knowledge, skills, expertise, and accomplishments of the relevant office holder;

●	The office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	The relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	The impact of disparities in salary upon work relationships in the company;

●	The possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	As to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include the following principles:

●	the link between variable compensation and the long term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The Compensation Policy was approved by the general meeting of shareholders on January 19, 2017 after discussions and recommendation of the compensation committee and approval by the Board of Directors. Moreover, the approval of the compensation committee is required in order to approve terms of office and/or employment of office holders.

Yaacov Goldman is the chairman of our compensation committee. Israel Shamay and Guy Regev serve as the other members of our compensation committee.

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

Under the Israeli Companies Law and the Israeli Securities Law, a company may indemnify, or undertake in advance to indemnify, an office holder, provided its articles of association include a provision authorizing such indemnification, for the following liabilities and expenses imposed on an office holder or incurred by office holder due to acts performed by him or her as an office holder:

●	Financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on our activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;

●	Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by us, on our behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	Expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the Company’s articles of association:

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

As detailed above, our compensation committee consists of three independent directors: Israel Shamay, Yaacov Goldman and Guy Regev. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

As of December 31, 2017, we had seven employees, three of whom were employed in management and administration, three of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 25, 2018 by the members of our senior management and board of directors individually and as a group. The beneficial ownership of ordinary shares is based on the 39,962,290 ordinary shares outstanding as of March 25, 2018 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 25, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors
Ilan Cohn, PhD.	139,567	(1)	*
Pnina Fishman, PhD.	537,301	(2)	1.3%
Motti Farbstein	85,182	(3)	*
Sari Fishman	73,820	(4)
Guy Regev	40,240	(5)	*
Abraham Sartani, Ph.D,	10,000	(6)	*
Israel Shamay	6,000	(7)	-
Yaacov Goldman	6,000	(7)	-
Senior Management and Directors as a group (8 persons)	892,110		2.2%
Holders of more than 5% of our voting securities
Sabby Volatility Warrant Master Fund, Ltd	3,333,336	(8)	8.3%
Anson Investments Master Fund LP	3,333,336		8.3%

*	Denotes less than 1%
(1)	Represents 133,567 ordinary shares, and (ii) 6,000 unregistered options to purchase 6,000 ordinary shares at an exercise price of NIS 2.926 per option and expire on November 8, 2027. Excludes 42,000 unregistered options to purchase 42,000 ordinary shares that vest in more than 60 days from March 25, 2018.

(2)	Represents (i) 263,433 ordinary shares, (ii) 2,680,000 unregistered options to purchase 107,200 ordinary shares at an exercise price of NIS 0.644 per option and expiring on January 13, 2021 and (iii) 166,668 unregistered options to purchase 166,668 ordinary shares at an exercise price of NIS 3.573 per option and expire on October 22, 2025. Excludes 33,332 unregistered options to purchase 33,332 ordinary shares that vest in more than 60 days from March 25, 2018.

(3)	Represents (i) 1,257 ordinary shares, (ii) 754,387 unregistered options to purchase 30,175 ordinary shares, of which (1) 554,375 are exercisable into 22,175 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (3) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (iii) (1) 8,125 unregistered options to purchase 8,125 ordinary shares at an exercise price of NIS 8.1205 per option and expire on March 18, 2025, (2) 30,000 unregistered options to purchase 30,000 ordinary shares at an exercise price of NIS 4.317 per option and expire on February 18, 2026, and (3) 15,625 unregistered options to purchase 15,625 ordinary shares at an exercise price of NIS 2.513 per option and expire on December 28, 2027. Excludes 266,251 unregistered options to purchase 266,251 ordinary shares that vest in more than 60 days from March 25, 2018.

(4)	Represents (i) 408,000 unregistered options to purchase 16,320 ordinary shares, of which (1) 208,000 are exercisable into 8,320 ordinary shares at an exercise price of NIS 0.307 per option and expire on November 26, 2018, (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option and expire on May 2, 2022, and (3) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option and expire on March 20, 2023, and (ii) (1) 8,125 unregistered options to purchase 8,125 ordinary shares at an exercise price of NIS 8.1205 per option and expire on March 18, 2025, (2) 20,000 unregistered options to purchase 20,000 ordinary shares at an exercise price of NIS 4.317 per option and expire on February 18, 2026, (3) 20,000 unregistered options to purchase 20,000 ordinary shares at an exercise price of NIS 3.662 per option and expire on March 30, 2027, and (4) 9,375 unregistered options to purchase 9,375 ordinary shares at an exercise price of NIS 2.513 per option and expire on December 30, 2027. Excludes 222,500 unregistered options to purchase 222,500 ordinary shares that vest in more than 60 days from March 25, 2018.

(5)	Represents (i) 24,240 ordinary shares, (ii) 250,000 unregistered options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on May 2, 2023, (iii) 6,000 unregistered options are exercisable into 6,000 ordinary shares at an exercise price of NIS 2.926 per option and expire on December 28, 2027. Excludes 42,000 unregistered options to purchase 42,000 ordinary shares that vest in more than 60 days from March 25, 2018.

(6)

Represents (i) 100,000 unregistered options to purchase 4,000 ordinary shares at an exercise price of NIS 0.60 per option and expire on August 14, 2022, and (ii) 6,000 unregistered options to purchase 6,000 ordinary shares at an exercise price of NIS 2.926 per option and expire on November 8, 2027. Excludes 42,000 unregistered options to purchase 42,000 ordinary shares that vest in more than 60 days from March 25, 2018.

(7)	Represents 6,000 unregistered options to purchase 6,000 ordinary shares at an exercise price of NIS 2.926 per option and expire on November 8, 2027. Excludes 42,000 unregistered options to purchase 42,000 ordinary shares that vest in more than 60 days from March 25, 2018.

(8)	Comprised of (i) Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Master Fund, Ltd. beneficially own 0 ordinary shares and 3,333,336 ordinary shares (represented by 1,666,668 ADSs), respectively, and (ii) Sabby Management, LLC and Hal Mintz each beneficially own 3,333,336 ordinary shares (represented by 1,666,668 ADSs). Sabby Management, LLC and Hal Mintz do not directly own any ordinary shares, but each indirectly owns 3,333,336 ordinary shares (represented by 1,666,668 ADSs). Sabby Management, LLC, a Delaware limited liability company, indirectly owns 3,333,336 ordinary shares (represented by 1,666,668 ADSs) because it serves as the investment manager of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd., Cayman Islands companies. Mr. Mintz indirectly owns 3,333,336 ordinary shares (represented by 1,666,668 ADSs) in his capacity as manager of Sabby Management, LLC. The principal business address of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007 Cayman Islands. The principal business address of Sabby Management, LLC and Hal Mintz is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458. Based solely on a Schedule 13G filed with the SEC on March 13, 2018.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the increase in 2015 above 5% and later decrease in 2016 below 5% and then increase in 2018 above 5% in the percentage of ownership held by Sabby Management, LLC.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 2 ordinary shares. As of March 15, 2018, BNY held 27,970,112 ordinary shares representing approximately 70% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

As of December 31, 2017, options to purchase an aggregate of 1,490,423 ordinary shares, par value NIS 0.25, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2017, 5,135,575 options to purchase 205,423 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of December 31, 2017, options to purchase 205,423 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 3.573 and NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 966,634 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2017, 1,285,000 options to purchase 1,285,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2017, options to purchase 245,843 ordinary shares, par value NIS 0.25, were fully vested.

ITEM 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Except as set forth in “Item 6.E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 25, 2018. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.	Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiaries, are party, and which were in effect since January 1, 2017. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

OphthaliX Merger Agreement

On May 21, 2017, our now former subsidiary, OphthaliX and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd., or Merger Sub, and Wize Pharma Ltd., an Israeli company formerly listed on the Tel Aviv Stock Exchange, or Wize Israel, entered into an Agreement and Plan of Merger, or the Merger Agreement. On October 31, 2017, OphthaliX entered into an amendment to the Merger Agreement with Merger Sub and Wize Israel extending the Expiration Date (as defined in the Merger Agreement) to November 30, 2017.

Concurrently with the execution of the Merger Agreement and as contemplated therein, we entered into a Voting and Undertaking Agreement with OphthaliX and Wize Israel, or the Voting Agreement, pursuant to which we agreed to vote our shares of OphthaliX held by us in favor of approving the matters on the agenda of the annual general meeting and against any actions that could adversely affect the consummation of the Merger. In addition, the Voting Agreement placed certain restrictions on the transfer of the shares of OphthaliX held by us and we agreed to indemnify Wize Israel and OphthaliX with respect to certain liabilities of OphthaliX occurring in the period up to the closing of the Merger but excluding certain liabilities in respect of any legal proceedings arising out of or related to the transactions contemplated by the Merger Agreement.

On November 16, 2017, OphthaliX (which has been renamed “Wize Pharma, Inc.”) completed its transaction with Wize Israel in accordance with the terms of the Merger Agreement pursuant to which Merger Sub merged with and into Wize Israel, with Wize Israel surviving as a wholly owned subsidiary of the Company, or the Merger. In connection with the Merger and under the terms of the Merger Agreement, at the effective time of the Merger, each ordinary share of Wize Israel that was issued and outstanding was automatically cancelled and converted into 4.1445791236989 shares of common stock of OphthaliX. As a result, an aggregate of 93,971,259 shares of common stock of OphthaliX were issued to former Wize Israel shareholders. The pre-Merger stockholders of OphthaliX retained an aggregate of 10,441,251 shares of the common stock of OphthaliX. Consequently, our ownership of OphthaliX, which consisted of 8,563,254 shares of common stock, was reduced from approximately 82% immediately prior to the Merger to approximately 8% immediately after the Merger.

Immediately prior to the effective time of the Merger, OphthaliX sold on an “as is” basis to us all the ordinary shares of Eyefite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by the OphthaliX and Eyefite to us, including approximately $5 million of deferred payments owed by OphthaliX and Eyefite to us and, as part of the purchase of Eyefite, we also assumed certain accrued milestone payments in the amount of $175,000 under a license agreement previously entered into with NIH. In addition, that certain exclusive license between us and OphthaliX and a related services agreement were terminated pursuant to a Termination of License Agreement and a Termination of Services Agreement that was entered into in connection with the closing of the Merger. Immediately following the Merger, OphthaliX continued to hold 446,827 of our ordinary shares.

The foregoing share amounts of OphthaliX do not give effect to a 1-for-24 reverse stock split of OphthaliX that took effect, subsequent to the completion of the Merger, on March 5, 2018.

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. See “Item 6.B. Compensation”.

Options

We have granted options to purchase our ordinary shares to certain of our senior management and directors. See “Item 6.B. Compensation” and “Item 6.E. Share Ownership”. We describe our option plans under “Item 6.E. Share Ownership”.

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

On June 29, 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named the Company, its Chief Executive Officer and directors as defendants. The lawsuit alleges, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered damages of approximately NIS 125 million.  On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification was held on May 17, 2017. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded us an amount of NIS 50,000 to pay our expenses in relation to such law suit. The claimant filed a petition with the Supreme Court appealing the District Court decision. On January 28, 2018, the Supreme Court issued a notice of procedures to be complied with by the relevant parties leading up to a formal hearing scheduled for December 5, 2018. We believe that the ruling of the District Court is not likely to be overturned.

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

See “Note 19:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2017.

ITEM 9. The Offer and Listing

A.	Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts were calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. As of March 25, 2018 we had 39,962,290 ordinary shares outstanding. See “Item 10—Additional Information—Memorandum and Articles of Association” for a detailed description of the rights attaching to the shares.

We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

	NIS		U.S.$
	Price Per Ordinary Share (1)		Price Per Ordinary Share (1)
	High	Low	High	Low
Annual:
2017	4.688	2.228	1.355	0.644
2016	6.296	4.928	1.665	1.291
2015	10.990	2.947	2.735	0.760
2014	11.140	4.495	3.198	1.175
2013	15.600	6.217	4.453	1.725

Quarterly:
First Quarter 2018 (through March 25, 2018)	4.226	2.563	1.221	0.740
Fourth Quarter 2017	3.014	2.228	0.871	0.644
Third Quarter 2017	3.275	2.696	0.946	0.779
Second Quarter 2017	3.582	3.072	1.035	0.888
First Quarter 2017	4.688	3.448	1.355	0.946
Fourth Quarter 2016	4.949	3.959	1.430	1.041
Third Quarter 2016	5.132	4.052	1.483	1.059
Second Quarter 2016	6.296	4.928	1.665	1.291
First Quarter 2016	5.841	3.832	1.497	0.962
Fourth Quarter 2015	9.519	5.243	2.482	1.346
Third Quarter 2015	10.020	2.947	2.543	0.760
Second Quarter 2015	5.800	4.145	1.498	1.055
First Quarter 2015	10.990	4.554	2/735	1.144

Most Recent Six Months:
March 2018 (through March 25, 2018)	3.275	3.190	0.946	0.922
February 2018	4.008	3.158	1.158	0.912
January 2018	4.226	2.563	1.221	0.740
December 2017	2.757	2.228	0.797	0.644
November 2017	2.850	2.347	0.823	0.678
October 2017	3.014	2.831	0.871	0.818
September 2017	3.180	2.980	0.919	0.861

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 25, 2018, the last reported sales price of our ordinary shares on the TASE was NIS 2.583 per share, or $0.739 per share. On March 25, 2018, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.491 as reported by the Bank of Israel.

For information with respect to our warrants, see “Item 5. Operating and Financial Review and Prospects—Warrants”.

ADSs

On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.” One ADS represents two ordinary shares. See “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares” for a description of the rights attaching to the ADSs.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTC and Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS (1)
	High	Low
Annual:
2017	2.45	1.28
2016	3.35	1.95
2015	5.54	1.61
2014	6.50	2.41
2013	8.60	3.30

Quarterly:
First Quarter 2018 (through March 25, 2018)	2.53	1.52
Fourth Quarter 2017	1.72	1.28
Third Quarter 2017	1.85	1.53
Second Quarter 2017	1.92	1.75
First Quarter 2017	2.45	1.79
Fourth Quarter 2016	2.68	2.00
Third Quarter 2016	2.72	2.07
Second Quarter 2016	3.35	2.51
First Quarter 2016	2.93	1.95
Fourth Quarter 2015	4.66	2.64
Third Quarter 2015	5.24	1.61
Second Quarter 2015	3.29	1.95
First Quarter 2015	5.54	2.20

Most Recent Six Months:
March 2018 (through March 25, 2018)	1.94	1.75
February 2018	2.29	1.73
January 2018	2.53	1.52
December 2017	1.63	1.28
November 2017	1.60	1.37
October 2017	1.72	1.56
September 2017	1.79	1.68

(1)	We effected a 1-for-25 reverse share split with respect to our ordinary shares, options and warrants on May 12, 2013. Reported prices in the table below have been adjusted to give retroactive effect to the share split.

On March 23, 2018, the last reported sales price of our ADSs on the NYSE American was $1.45 per share.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “—Offer and Listing Details” above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

The following are summary descriptions of certain material agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which may be attached as exhibits to this Annual Report on Form 20-F.

License Agreements

See “Item 4. Information on the Company—Out-Licensing and Distribution Agreements”.

OphthaliX Merger Agreement

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017, and will further decrease to 23% for 2018. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares and ADSs by U.S. Holders (as defined below) that hold such ordinary shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power or value. Additionally, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or that has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares or ADSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its shares or ADSs.

This summary is not intended to be, and should not be considered to be, legal or tax advice. Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Holders, except to the limited extent discussed below. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of their shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Holders

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares and ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2017. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Holder will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those shares or ADSs. If we were to pay dividends, we expect to pay such dividends in NIS with respect to the shares and in U.S. dollars with respect to ADSs. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Holder’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. The election to credit or deduct foreign taxes is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on the shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.

Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. In addition, the U.S. Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the creditability of Israeli taxes could be affected by future actions that may be taken by the U.S. Treasury Department or parties to whom ADSs are pre-released.

Dividends paid on the shares and ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of our shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain exceptions in U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

U.S. InvestorU.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their shares or ADSs.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2017. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or in any other taxable year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares or ADSs ), and (ii) any gain realized on the sale or other disposition of such ordinary shares or ADSs. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares or ADSs ;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our ordinary shares or ADSs, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such ordinary shares or ADSs. Non-Electing U.S. Holders should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on our ordinary shares or ADSs does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Holders — Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

QEF Election. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder to make a QEF election. A U.S. Holder who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Holder,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Holder generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Holder under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Holder. The Electing U.S. Holder’s tax basis in our shares or ADSs generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Holder will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Holder is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Holder and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Holder in subsequent years.

So long as an Electing U.S. Holder’s QEF election with respect to us is in effect with respect to the entire holding period for our shares or ADSs, any gain or loss recognized by such Electing U.S. Holder on the sale, exchange or other disposition of such shares or ADSs generally will be long-term capital gain or loss if such Electing U.S. Holder has held such shares or ADSs for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (currently, a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations.

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. Holders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Holder should consult its own tax advisor with respect to the advisability of, the tax consequences of, and the procedures for making a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our shares or ADSs are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares or ADSs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in such shares or ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our shares and ADSs must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our shares should constitute “marketable stock” as long as they remain listed on the OTC and/or the NYSE American and are regularly traded. Our ADSs will be listed on the OTC and/or the NYSE American. While we believe that our ADSs may be treated as marketable stock for purposes of the PFIC rules so long as they are listed on the OTC and/or the NYSE American and are regularly traded, the IRS has not provided a list of the exchanges that meet the foregoing requirements and thus no assurance can be provided that our ADSs will be (or will remain) treated as marketable stock for purposes of the PFIC rules.

A mark-to-market election will not apply to our shares or ADSs held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our shares and ADSs.

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our shares or ADSs, any elections available with respect to such shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our shares or ADSs.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder, referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our shares or ADSs or gain from the disposition of our shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; (2) in the case of a disposition of our shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

Certain U.S. Holders are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our shares or ADSs or proceeds on the disposition of our shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 24%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Tax on Net Investment Income

With respect to taxable years beginning after December 31, 2012, cCertain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our shares or ADSs.

U.S. Holders should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our shares or ADSs .

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2017. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2017 were effective.

Management’s annual report on internal control over financial reporting

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013). In 2017 the Company updated the internal controls, policies and procedures necessary to collect and disclose the required information.

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2017.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Guy Regev and Yaacov Goldman are audit committee financial experts, as defined by applicable SEC regulations. Messrs. Regev and Goldman qualified as an “independent director,” as that term is defined under NYSE American rules.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2017	2016
Services Rendered	(in thousands of NIS)
Audit (1)	370	370
Audit related services (2)	54	23
Tax	-	-
All other fees	-	-
Total	424	393

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

We are a foreign private issuer whose ordinary shares are listed on the NYSE American. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NYSE American rules, including the NYSE American corporate governance requirements. The NYSE American rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NYSE American applicable to domestic U.S. listed companies:

●	The NYSE American rules recommend that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of our shareholders meeting and our adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a shareholders meeting are the presence of at least two shareholders who represent at least 25%of the outstanding shares of the issuer’s common voting stock, and in the event of an adjourned meeting, the presence of a minimum of two shareholders present in person.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE American rules relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www.canfite.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

●	We have chosen to follow our home country practice in lieu of the requirements of the NYSE American rules relating to shareholder approval required prior to the issuance of securities (i) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants and (ii) in connection with a transaction, other than a public offering, involving the issuance or potential issuance by the Company of ordinary shares (or their equivalent) equal to 20% or more of the ordinary shares or 20% voting power outstanding before the issuance for or at a price less than the greater of book or market value of the shares. We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Can-Fite and its subsidiaries Ltd (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of other comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 28, 2018

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2017	2017	2016
	Note	USD	NIS
		Note 2.d.2
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		3,506	12,154	31,203
Other accounts receivables and prepaid expenses	5	3,378	11,711	7,664

Total current assets		6,884	23,865	38,867

NON-CURRENT ASSETS:
Lease deposit		5	18	37
long-term investment	6	917	3,179	-
Property, plant and equipment, net	7	46	160	205

Total long-term assets		968	3,357	242

Total assets		7,852	27,222	39,109

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2017	2017	2016
	Note	USD	NIS
		Note 2.d.2
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		427	1,479	4,804
Deferred revenues	10	374	1,299	1,237
Other accounts payable	8	1,001	3,469	3,588

Total current liabilities		1,802	6,247	9,629

NON-CURRENT LIABILITIES:
Warrants exercisable into shares	9	2,030	7,037	10,068
Deferred revenues	10	959	3,324	4,510

Total Long-term liabilities		2,989	10,361	14,578

CONTIGENT LIABILITIES AND COMMITMENTS	10

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11
Share capital		2,401	8,324	7,039
Share premium		100,283	347,684	332,873
Capital reserve from share-based payment transactions		6,296	21,828	20,438
Warrants exercisable into shares (Series 10-12)		-	-	8,983
Treasury shares, at cost		-	-	(3,628)
Accumulated other comprehensive loss		-	-	(883)
Accumulated deficit		(105,919)	(367,222)	(349,953)

Total equity attributable to equity holders of the company		3,061	10,614	14,869

Non-controlling interests		-	-	33

Total equity		3,061	10,614	14,902

Total liabilities and equity		7,852	27,222	39,109

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2017	2017	2016	2015
	Note	USD	NIS
		Note 2.d.2

Revenues	10	847	2,936	652	643

Research and development expenses	13	5,285	18,322	23,380	15,052
General and administrative expenses	14	2,956	10,249	10,483	10,633

Operating loss		7,394	25,635	33,211	25,042

Other income	1b	(534)	(1,853)	-	-

Financial expenses	15	1,102	3,822	685	2,203
Financial income	15	(2,999)	(10,397)	(6,999)	(7,492)

Total Financial income, net		(1,897)	(6,575)	(6,314)	(5,289)

Loss before taxes on income		4,963	17,207	26,897	19,753
Taxes on income	17	30	104	112	17

Net loss		4,993	17,311	27,009	19,770

Other comprehensive loss:

Adjustments arising from translating financial statements of foreign operations		27	95	33	1
Remeasurement loss from defined benefit plans		-	-	-	385

Total other comprehensive		27	95	33	386

Total comprehensive loss		5,020	17,406	27,042	20,156

Net loss Attributable to:
Equity holders of the Company		4,981	17,269	26,532	18,726
Non-controlling interests		12	42	477	1,044

		4,993	17,311	27,009	19,770
Total comprehensive loss attributable to:
Equity holders of the Company		5,015	17,388	26,559	19,112
Non-controlling interests		5	18	483	1,044

		5,020	17,406	27,042	20,156

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	16	0.15	0.53	0.96	0.81

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity

Balance as of January 1, 2017	7,039	332,873	20,438	8,983	(3,628)	(883)	(349,953)	14,869	33	14,902

Net loss	-	-	-	-	-	-	(17,269)	(17,269)	(42)	(17,311)

Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(78)	-	(78)	(17)	(95)

Total comprehensive loss	-	-	-	-	-	(78)	(17,269)	(17,347)	(59)	(17,406)

Issuance of share capital and warrants, net of issue expenses of NIS 1,435	1,250	8,688	712	-	-	-	-	10,650	-	10,650

Issuance of share capital	35	304	-	-	-	-	-	339	-	339

Proceeds from sale of subsidiary in previously consolidated subsidiaries	-	(3,164)	-	-	3,628	961	-	1,425	26	1,451

Expiration of warrants exercisable into shares	-	8,983	-	(8,983)	-	-	-	-	-	-

Share-based payments	-	-	678	-	-	-	-	678	-	678

Balance as of December 31, 2017	8,324	347,684	21,828	-	-	-	(367,222)	10,614	-	10,614

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share Premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total Equity
	USD (Note 2.d.2)

Balance as of January 1, 2017	2,030	96,012	5,895	2,591	(1,046)	(255)	(100,938)	4,289	10	4,299

Net loss	-	-	-	-	-	-	(4,981)	(4,981)	(12)	(4,993)

Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(22)	-	(22)	(5)	(27)

Total comprehensive loss	-	-	-	-	-	(22)	(4,981)	(5,003)	(17)	(5,020)

Issuance of share capital and warrants, net of issue expenses of 414	361	2,506	205	-	-	-	-	3,072	-	3,072

Issuance of share capital	10	87	-	-	-	-	-	97	-	97

Proceeds from sale of subsidiary in previously consolidated subsidiaries	-	(913)	-	-	1,046	277	-	410	7	417

Expiration of warrants exercisable into shares	-	2,591	-	(2,591)	-	-	-	-	-	-

Share-based payments	-	-	196	-	-	-	-	196	-	196

Balance as of December 31, 2017	2,401	100,283	6,296	-	-	-	(105,919)	3,061	-	3,061

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2017	2017	2016	2015
	USD	NIS
	Note 2.d.2
Cash flows from operating activities:

Net loss	(4,993)	(17,311)	(27,009)	(19,770)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	20	69	71	64
Share-based payment	196	678	1,171	442
Issuance expenses related to warrants exercisable into shares	326	1,131	-	2,122
Decrease in severance pay, net	-	-	(630)	21
Changes in fair value of warrants liability exercisable into shares	(2,927)	(10,148)	(6,657)	(6,913)
Changes in fair value of long-term investment	5	17	-	-
Gain from sale of investment in previously consolidated subsidiaries (a)	(534)	(1,853)	-	-
Exchange differences on balances of cash and cash equivalents	814	2,821	443	73

	(2,100)	(7,285)	(5,602)	(4,191)
Working capital adjustments:

Decrease (increase) in accounts receivable, prepaid expenses and lease deposit	(1,162)	(4,028)	(5,255)	996
Increase (decrease) in trade payable	(989)	(3,428)	2,908	779
Increase (decrease) in deferred revenues	(324)	(1,124)	1,249	4,498
Increase (decrease) in other accounts payable	22	77	(631)	(471)

	(2,453)	(8,503)	(1,729)	5,802

Net cash used in operating activities	(9,546)	(33,099)	(34,340)	(18,159)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2017	2017	2016	2015
	USD	NIS
	Note 2.d.2
Cash flows from investing activities:

Purchase of property, plant and equipment	(7)	(24)	(40)	(177)
Proceeds from sale of property, plant and equipment		-	-	10
Proceeds from sale of investments in previously consolidated subsidiaries (a)	(23)	(79)	-	-

Net cash used in investing activities	(30)	(103)	(40)	(167)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	4,896	16,974	-	48,334

Net cash provided by financing activities	4,896	16,974	-	48,334

Exchange differences on balances of cash and cash equivalents	(814)	(2,821)	(443)	(73)

Increase (decrease) in cash and cash equivalents	(5,494)	(19,049)	(34,823)	29,935
Cash and cash equivalents at the beginning of the year	9,000	31,203	66,026	36,091

Cash and cash equivalents at the end of the year	3,506	12,154	31,203	66,026

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	30	104	112	16

Cash received during the year for interest	72	251	168	41

		Year ended December 31,
		2017	2017	2016
		USD	NIS
		Note 2.d.2
(a)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries’ assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	(54)	(186)	-
	Foreign transaltion fund	277	961	-
	Non-controlling interests	141	490	-
	Gain (loss) from sale of subsidiaries	534	1,853	-
	Long term investments	(921)	(3,197)	-

		(23)	(79)

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and sexual dysfunction indications. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”.

b.	The Company owned 82% of a U.S. based subsidiary, Ophthalix, Inc. which developed the CF101 drug for treatment of ophthalmic indications under license from the Company. The license to develop this drug was transferred from the Company to Ophthalix, Inc. in the context of an ophthalmic activity spinoff transaction. Ophthalix, Inc. was traded in the over the counter market in the U.S. under the symbol “OPLI”.

On May 21, 2017, OphthaliX and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd. (the “Merger Sub”), and Wize Pharma Ltd. (“Wize”), an Israeli company formerly listed on the Tel Aviv Stock Exchange currently focused on the treatment of ophthalmic disorders, including dry eye syndrome, entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the merger of the Merger Sub with and into Wize, with Wize becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger (the “Merger”). On November 16, 2017, the Merger was completed. As a result of the Merger, the Company’s ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to the Company all the ordinary shares of Eyefite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to the Company, including approximately $5 million of deferred payments owed by OphthaliX and Eyefite to the Company and, as part of the purchase of Eyefite, the Company also assumed certain accrued milestone payments in the amount of $175 thousand under a license agreement previously entered into with the NIH. In addition, that certain exclusive license of Piclidenson granted to OphthaliX by the Company and a related services agreement was terminated. In connection with the Merger, OphthaliX was renamed Wize Pharma, Inc.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

As a result of the Merger, the Company recorded a capital gain of NIS 1,853 thousand.

c.	During the year ended December 31, 2017, the Company incurred net losses of NIS 17,311 thousand and it had negative cash flows from operating activities in the amount of NIS 33,099 thousand.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiary (as defined below)

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company

Wize Pharma, Inc.	-	Wize Pharma, Inc. (formerly OphthaliX Inc.)

Eye-Fite	-	Eye-Fite Ltd (Can-Fite.’s wholly owned subsidiary)

Related parties	-	As defined in IAS 24

NIS	-	New Israeli Shekel

USD	-	U.S. dollar

	€-	European Union Euro

CAD	-	Canadian dollar

ADS	-	American Depositary Share (“ADS”). Each ADS represents 2 ordinary shares of the Company

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

b.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s financial statements have been prepared on a cost basis, except for financial assets and liabilities (including warrants) which are presented at fair value through statement of comprehensive loss.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies. The matters which required the exercise of significant judgment and the use of estimates, which have a material effect on amounts recognized in the financial statements, are specified in Note 3.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Consolidated financial statements:

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

Non-controlling interests in subsidiaries represent the non-controlling shareholders’ share of the total comprehensive loss of the subsidiaries and their share of the net assets. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary’s assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	derecognizes the adjustments arising from translating financial statements carried to equity.
-	recognizes the fair value of the consideration received.
-	recognizes the fair value of any remaining investment.
-	reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency of the Company and presentation currency of the financial statements is the NIS.

When a subsidiary’s functional currency differs from the Company’s functional currency, the subsidiary financial statements are translated into the Company’s functional currency so that they can be included in the consolidated financial statements.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2017 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2017 (U.S. $ 1 = NIS 3.467).

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

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the investment date.

f.	Account receivables and prepaid expenses:

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trial drug-kits which are expensed based on the percentage of completion method of the related clinical trials.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property, plant and equipment:

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

h.	Revenue recognition:

The Company generates revenues from distribution agreements. Such revenues comprises of upfront license fees, milestone payments and potential royalty payments.

The Company identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

The Company recognizes revenue in accordance with IAS 18, “Revenue” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price (“ESP”).

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

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development expenditures:

Research expenditures are recognized in the statement of comprehensive loss when incurred.

j.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. As of December 31, 2017 and 2016, no impairment indicators have been identified.

k.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Financial assets at fair value through profit or loss:

This category includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

2.	Financial liabilities:

Financial liabilities are initially recognized at fair value.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities at fair value through statement of comprehensive loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through statement of comprehensive loss.

A liability may be designated upon initial recognition at fair value through profit or loss, subject to the provisions of IAS 39.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Issue of a unit of securities:

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

4.	Derecognition of financial instruments:

a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Company’s continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

b)	Financial liabilities:

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

m.	Treasury shares:

Company shares held by OphthaliX are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity. As of December 31, 2017, the Company has no treasury shares. Please refer to note 1.b.

n.	Provisions:

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Employee benefit liabilities:

The Company’s liability for severance pay is pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

p.	Share-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the binomial option pricing model.

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

The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

q.	Taxes on income:

As it is not likely that taxable income will be generated in the foreseeable future, deferred tax assets due to accumulated losses is not recognized in the Group’s financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Loss per share:

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

-	Estimates and assumptions:

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

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an acceptable option-pricing model. The model includes data as to the share price and exercise price, and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its subsidiaries, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

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

NOTE 4:-	DISCLOSURE OF NEW IFRS IN THE PERIOD

a.	IFRS 15 – Revenues from contracts with customers:

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2017, the Company performed an assessment of IFRS 15 impact as described below.

The Company is in the business developing orally bioavailable small molecule therapeutic products. The Company received certain milestone and advances from commercialization, distribution and license agreements with strategic partners.

The Company performed the following preliminary assessment of IFRS 15:

In implementation of IFRS 15, the Company is considering the following:

(1)	Variable consideration:

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from achieving milestones, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW IFRS IN THE PERIOD (Cont.)

(2)	Upfront and milestone payments:

Since the Company’s agreements with strategic partners include upfront and milestone payments that contains a performance obligation that is satisfied over time. Currently, the Company defers the upfront payments and recognizes revenue over time by reference to the stage of completion.

Under IFRS 15, the Company would continue to recognize revenue for upfront payments over time rather than at a point of time. Upon adoption, the financing component will result in interest expenses which will be included in the Company’s consolidated statement of operations to reflect the financial portion cost of the long-term deferred revenue that is related to such services. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018, an amount of NIS 1,378 thousand will be recognized as an increase of the deferred revenue against an increase of accumulated deficit and through 2018 will be recognized as revenue in the financial statements.

(3)	Presentation and disclosure requirements:

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017 the Company updated the internal controls, policies and procedures necessary to collect and disclose the required information.

b.	IFRS 9 - Financial Instruments:

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that are currently measured at Fair Value through profit and lost will be measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9. In addition, the Company will measure expected credit loss of the securities that will be measured at fair value through other comprehensive income (loss). IFRS 9 is to be applied for annual periods beginning on January 1, 2018. The Company does not expect to have any material impact from the adoption of IFRS 9 on the financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW IFRS IN THE PERIOD (Cont.)

c.	IFRS 16 Leases:

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will have insignificant changes for the lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on balance sheet. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, “Revenue from Contracts with Customers”, is applied concurrently. The Company is evaluating the possible impact of IFRS 16 but is presently unable to assess its effect, on the financial statements.

NOTE 5:-	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016
	NIS in thousands

Government authorities	227	84
Prepaid expenses and others	11,484	7,580

	11,711	7,664

NOTE 6:-	LONG-TERM INVESTMENT

The Company holds 8,563,254 shares of Wize Pharma Inc. (formally known as OphthaliX) as of December 31, 2017 which as of such date represents 8.2% percent of Wize Pharma Inc.’s outstanding shares. The shares are classified as financial asset as designated at fair value through profit or loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2017:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2017	977	1,196	646	2,819
Purchases during the year	24	-	-	24

Balance at December 31, 2017	1,001	1,196	646	2,843

Accumulated depreciation:

Balance at January 1, 2017	880	1,095	639	2,614
Depreciation during the year	45	22	2	69

Balance at December 31, 2017	925	1,117	641	2,683

Depreciated cost at December 31, 2017	76	79	5	160

Balance as of December 31, 2016:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2016	974	1,162	646	2,782
Purchases during the year	3	37	-	40
Sale of fixed assets	-	(3)	-	(3)

Balance at December 31, 2016	977	1,196	646	2,819

Accumulated depreciation:

Balance at January 1, 2016	867	1,042	637	2,546
Depreciation during the year	13	56	2	71
Sale of fixed assets	-	(3)	-	(3)

Balance at December 31, 2016	880	1,095	639	2,614

Depreciated cost at December 31, 2016	97	101	7	205

NOTE 8:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2016
	NIS in thousands

Employees and payroll accruals	780	401
Accrued expenses	2,689	3,187

	3,469	3,588

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FINANCIAL INSTRUMENTS

a.	Financial assets:

	December 31,
	2017	2016
	NIS in thousands
Financial assets at fair value through profit or loss:

long-term investment	3,179	-

b.	Financial liabilities, interest-bearing loans and borrowings:

	December 31,
	2017	2016
	NIS in thousands
Financial liabilities at fair value through profit or loss:

Trade payable	1,479	4,804
Other account payable	3,469	3,588
Deferred revenues	4,623	5,747
Warrants exercisable into shares	7,037	10,068

	13,202	24,207

c.	Financial risks factors:

The Group’s activities expose it to foreign exchange risk. The Group’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The Company’s management identifies and manages financial risks.

d.	Foreign exchange risk:

The Group is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the U.S. dollar. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Group acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the dollar.

e.	Fair value:

The carrying amount of cash and cash equivalents, Short-term investments, trade payables and other accounts payable approximate their fair value.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FINANCIAL INSTRUMENTS (Cont.)

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

The Company’s warrants exercisable into shares liability and the long term investment are classified as Level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

Fair value measurements using significant unobservable inputs (Level 3):

NIS in thousands

Balance at December 31, 2015	16,725

Changes in values of warrants exercisable into shares liability	(6,657)

Balance at December 31, 2016	10,068

Fair value of warrants at issuance date	7,117
Purchase of long term investment	(3,179)
Changes in values of warrants exercisable into shares liability	(10,148)

Balance at December 31, 2017	3,858

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. Fair values were estimated using the following assumptions for the warrants call option (range of annualized percentages):

	December 31,
	2017	2016

Dividend yield	0	0
Expected volatility	48.92%-98.06%	59.03%-91.41%
Risk-free interest	1.46%-2.16%	0.9%-1.77%
Expected life	0.19-4.55	1.19-4.28

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Changes in liabilities arising from financing activities:

	NIS in thousands
	1 January 2017	Cash flows	Foreign exchange movement	Changes in fair values	December 31, 2017
Warrants exercisable into shares	10,068	7,117	(1,631)	(8,517)	7,037
Total liabilities from financing activities	10,068	7,117	(1,631)	(8,517)	7,037

g.	Sensitivity tests relating to changes in market factors:

	December 31,
	2017	2016
	NIS in thousands
Sensitivity test to changes in the U.S. dollar exchange rate:

Gain (loss) from the change on financial instruments:
Increase of 10% in exchange rate	437	1,427
Decrease of 10% in exchange rate	(437)	(1,427)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 10% in market price	(1,020)	(1,539)
Decrease of 10% in market price	981	1,472

*)	According to binomial model a 10% increase in the market price of listed securities will increase the price of warrants exercisable into shares by approximately 15% and a 10% decrease in the market price of listed securities will decrease the price of warrants exercisable into shares by approximately 15%.

Sensitivity tests and the main work assumptions:

The selected changes in the relevant risk variables were determined based on management’s estimate as to reasonable possible changes in these risk variables.

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

Based on the Group’s policy, the Group generally mitigates the currency risk arising from recognized assets and recognized liabilities denominated in foreign currency other than the functional currency by maintaining part of the available liquid sources in deposits in foreign currency. Accordingly, the main currency exposures presented in the sensitivity tables are for those deposits.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company was committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

Following the Merger the Company accrued NIS 867 thousand (approximately $250 thousand) in other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25 thousand;

b)	Annual royalties of € 10 thousand until the clinical trials commence;

c)	2%-3% of net sales (as defined in the agreement) received by the Company;

d)	Royalties in a total amount of up to € 850 based thousand on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 thousand upon initiation of Phase I studies; (ii) € 100 thousand upon initiation of Phase II studies; (iii) € 200 thousand upon initiation of Phase III studies; and (iv) € 500 thousand upon marketing approval by any regulatory authority.

e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31 2017, no accrual is recorded with respect to Leiden University.

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of NIS 5,141 thousand (CAD 1,650 thousand) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of  Piclidenoson in Canada.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition the Company agreed obliged to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and,

(iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will be spread over a period of 24 quarters. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

2.	In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. (“CKD”) for future sales in South Korea. As part of the distribution agreement, CKD will distribute Namodenoson, CF102 (“Product”) for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals.

Under the terms of the agreement, CKD made an upfront payment of NIS 1,901 thousand ($500 thousand) to the Company in December 2016 and in August 2017, the Company received a second milestone payment in the amount of $500 thousand from CKD, which has licensed the exclusive right to distribute Namodenoson for the treatment of liver cancer in Korea upon receipt of regulatory approvals. In addition, the agreement provides that additional payments of up to $ 2,500 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 23% of net sales of Namodenoson in South Korea. The agreement further provides that the Company will deliver finished Product to CKD and that CKD will reimburse the Company for the cost of manufacturing. The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea;

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

(iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

The Company estimates these services will spread over a period of 24 quarters. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

3.

On December 22, 2008, the Company signed an agreement regarding the provision of a license for Piclidenoson with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “KD”). According to the license agreement, the Company granted the KD a license to use, develop and market its Piclidenoson for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2017, the Company estimates that such contingent payments are remote.

4.	Lease commitments:

The Company lease motor vehicles through operating leases. The lease is for a period ending September 2019. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2017 are as follows:

NIS in thousands
2018	99
2019	31
130

Lease expenses for the years ended December 31, 2016 and 2017 were approximately  NIS 195 thousand and NIS 222 thousand, respectively.

c.	Class action:

On June 29, 2015 the Company received a lawsuit requesting recognition of the lawsuit as a class action, naming the Company, its Chief Executive Officer and its directors as defendants. The lawsuit was filed with the District Court of Tel-Aviv. The lawsuit alleged, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, Piclidenoson. The claimant alleged that he suffered personal damages of over NIS 73 thousand, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded the Company an amount of NIS 50 thousand to pay the Company’s expenses in relation to such lawsuit.

On October 26, 2017, the claimant filed a petition with the Supreme Court appealing the District Court decision. On January 28, 2018, the Supreme Court issued a notice of procedures to be complied with by the relevant parties leading up to a formal hearing scheduled for December 5, 2018. The Company believes that according to the legal advisors opinion the ruling of the District Court is not likely to be overturned.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY

a.	Composition of share capital:

	December 31, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	33,295,618	80,000,000	28,156,728

b.	On December 3, 2015, a special general meeting of shareholders of the Company approved, in accordance with the majority required, a proposal to increase the Company’s authorized share capital by NIS 10,000,000 such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company’s articles of association accordingly.

c.	Issued and outstanding capital:

	Number of shares	NIS par value

Balance at December 31, 2015	28,119,728	7,029,932

Issuance of share capital	37,000	9,250

Balance at December 31, 2016	28,156,728	7,039,182

Issuance of share capital	5,138,890	1,284,722

Balance at December 31, 2017	33,295,618	8,323,904

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

d.	Issue of shares and warrants and changes in equity:

1.	In September 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 2,068,966 ADSs representing 4,137,932 ordinary shares. In addition, the Company issued unregistered warrants to purchase 1,034,483 ADSs representing 2,068,966 ordinary shares. The offering (the “September 2015 Financing”) resulted in gross proceeds of NIS 34,767 thousand. For further information regarding the warrants, please refer to Note 11.f.3.

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

The investor warrants and placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. The fair value of the placement agents warrants issued in the September 2015 Financing and October 2015 Financing at the grant date were NIS 1,224 thousand and NIS 554 thousand, respectively and were considered as additional issuance costs.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

The cash issuance costs in relation to the September 2015 Financing and October 31, 2015 Financing were NIS 3,060 thousand and NIS 2,028 thousand, respectively.

In relation to the September 2015 Financing and October 2015 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds.

The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company’s statement of comprehensive loss and to the additional paid in capital in the Company’s balance sheet, respectively.

2.	In January 2017, the Company completed a registered direct offering with certain institutional and accredited investors, pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 of its ordinary shares and warrants to purchase 1,250,000 ADSs representing 2,500,000 of its ordinary shares for an aggregate purchase price of NIS 18,935 (the “January 2017 Financing”). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $2.25 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at $2.25 per ADS, subject to certain adjustments, for a period of five years. The investor warrants and placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The issuance costs in relation to the January 2017 Financing was NIS 2,299.

In relation to the January 2017 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds.

The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company’s statement of comprehensive loss and to the additional paid in capital in the Company’s balance sheet, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

The fair value of the warrants issued to the investors in the January 2017 Financing at the commitment date was NIS 7,117 with changes in recorded as financial income in the Company’s statement of comprehensive loss. The fair value of the placement agents warrants issued in the January 2017 Financing at the grant date were NIS 712, and were considered as additional issuance costs.

3.	In December 2017, the Company issued 69,445 ADSs representing 138,890 of its ordinary shares to one of its service providers for its services.

e.	Warrants classified as liability:

1.	On March 31, 2014, 9,907,500 registered warrants (Series 7) that were exercisable into 396,300 ordinary shares of the Company were expired. Accordingly, the Company recorded an amount of NIS 119 thousand as financial income in its statement of comprehensive loss.

2.	As mentioned in Note 11.e.1 and Note 11.e.2, the Company issued warrants as part of the March 2014 Financing and December 2014 Financing. The warrants issued in the March 2014 Financing may be exercised after 6 months from the date of issuance for a period of four years and have an exercise price of $ 6.43 per ADS (equivalent to $ 3.215 per ordinary share) (subject to certain adjustments). The warrants issued in the December 2014 Financing may be exercised for a period of five years following issuance and have an exercise price of $ 4.45 per ADS (equivalent to $ 2.225 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the March 2014 Financing, as of December 31, 2015, 2016 and 2017 were NIS 2,163 thousand, NIS 126 thousand and NIS 0 thousands, respectively. The fair value of the warrants issued as part of the December 2014 Financing, as of December 31, 2015, 2016 and 2017 were NIS 5,446 thousand, NIS 3,597 thousand, and NIS 130 thousand, respectively. Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

3.	As mentioned in Note 11.e.3, the Company issued warrants as part of the September 2015 Financing and October 2015 Financing. These warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $ 5.25 per ADS (equivalent to $ 2.625 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the September 2015 Financing, as of December 31, 2015, 2016 and 2017 were NIS 6,370 thousand, NIS 4,430 thousand, and NIS 2,027 thousand, respectively. The fair value of the warrants issued as part of the October 2015 Financing, as of December 31, 2015, 2016 and 2017 were NIS 2,746 thousand, NIS 1,914 thousand, and NIS 873 thousand, respectively.

Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EQUITY (Cont.)

4.	As mentioned in Note 11.e.4 the Company issued warrants as part of the January 2017 Financing. The fair value of the warrants issued as part of the January 2017 Financing, as of commitment date and December 31, 2017 were NIS 7,117 thousand, and NIS 4,007 thousand, respectively. Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

g.	Warrants classified as equity:

The Company had 39,042,000 registered warrants (Series 10) that were exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

The Company had 37,372,500 registered warrants (Series 11) that were exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

The Company had 1,470,000 registered warrants (Series 12) that were exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants were exercisable, according to the court approval, until October 31, 2017.

As described at Note 12.e.3, in September and October 2015 the company issued warrants to purchase 2,275,863 and 998,276 of the Company’s ordinary shares, respectively.

On October 31, 2017 the registered warrants (Series 10,11,12) expired.

h.	Stock options:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the 2013 Plan, the Company may grant its officers, directors, employees and consultants, Stock options, of the Company. Each Stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

Upon the adoption of the 2013 ESOP the Company reserved for issuance 1,000,000 shares of ordinary shares, NIS 0.25 par value each.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2017	2016	2015
	NIS in thousand

Research and development expenses	502	495	207
General and administrative expenses	176	676	235

	678	1,171	442

b.	Share-based payment transactions granted by the Company:

1.	On March 19, 2015, the Company’s board of directors approved a grant of unlisted options exercisable into 40,000 of the Company’s ordinary shares to three of its employees and one senior officer for an exercise price of NIS 8.118 per shares. The options vest on a quarterly basis for a period of 4 years from the grant date.

2.	In October 2015, the Company granted an amount of 200,000 options to acquire up to 200,000 of the Company’s ordinary shares to one of its directors at an exercise price of NIS 3.573 per share. The options vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

3.	In February 2016, the Company’s board of directors approved a grant of unlisted options exercisable into 160,000 of the Company’s ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per shares. The options vest on quarterly basis for a period of 4 years from the grant date.

4.	In May 2016, the Company’s board of directors approved a grant of 74,000 shares of the Company to a service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 37,000 ordinary shares and agreed to issue an additional 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. During 2016 the Company recorded an amount of NIS 322 for share based payment expenses relating to this transaction.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

5.	On May 26, 2016 the Company’s board of directors approved a grant of 20,000 options exercisable into 20,000 ordinary shares of the Company to one of its advisers at an exercise price of 5.376 NIS per share. The options will vest on a quarterly basis for a period of 4 years from the grant date.

6.	In March 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 210,000 of the Company’s ordinary shares to three of its employees for an exercise price of NIS 3.662 per share. The options vest on a quarterly basis for a period of 48 months from the grant date.

7.	In May 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 60,000 of the Company’s ordinary shares to an advisor for an exercise price of NIS 3.393 per share. The options vest on a quarterly basis for a period of 48 months from the grant date.

8.	In December 2017, the Company’s board of directors approved a grant of unlisted options exercisable into 460,000 and 240,000 of the Company’s ordinary shares to the Company’s employees and directors, respectively, for an exercise price of NIS 2.513 and NIS 2.926 per share, respectively. The options vest on a quarterly basis for a period of 48 months from the grant date.

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2017		2016		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Outstanding at beginning of year	737,028	10.12	798,579	12.21	592,707	15.33
Grants	970,000	2.71	180,000	4.43	240,000	4.33
Forfeited/expired	(216,605)	15.34	(241,551)	12.79	(34,128)	10.96

Outstanding at end of year	1,490,423	4.68	737,028	10.12	798,579	12.21

Exercisable at end of year	451,266	8.39	402,500	14.90	557,749	15.56

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2017, 2016 and 2015 was 8.38 years, 5.86 years and 4.67 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2017, 2016 and 2015 was between NIS 2.513 and NIS 20.65.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

f.	The fair value of the Company’s share options granted for the years ended December 31, 2016 and 2017 was estimated using the binomial option pricing model using the following assumptions:

	December 31,
Description	2017	2016

Risk-free interest rate	1.89%-2.31%	2.01%-2.02%
Expected volatility	74.4%-77.64%	77.84%-78.22%
Dividend yield	0	0
Contractual life	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5
Exercise price	2.513-3.393	4.317-5.376

NOTE 13:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Clinical and preclinical trials	13,710	19,504	10,815
Salary and related expenses	3,150	2,546	2,575
Patents	830	759	842
Royalties	39	42	240
Laboratory materials	227	144	190
Rent	182	181	182
Depreciation	12	15	19
Others	172	189	189

	18,322	23,380	15,052

NOTE 14:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Professional services	4,030	3,917	4,408
Investors and public relations	1,227	1,959	1,633
Salary and related expenses	2,163	1,590	1,669
Directors’ fee	706	805	773
Rent	123	123	123
Travel	403	753	814
Insurance	761	544	469
Stock exchange fees	231	222	222
Office and computer maintenance	293	260	250
Vehicle maintenance	50	55	49
Depreciation	58	56	45
Others	204	199	178

	10,249	10,483	10,633

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	FINANCE (INCOME)

	Year ended December 31,
	2017	2016	2015
	NIS in thousands
Finance expenses:

Bank commissions	102	105	76
Issuance expenses related to warrants exercisable into shares	1,132	-	2,116
Net loss from exchange rate fluctuations	2,572	580	-
Financial expenses from defined benefit plans	-	-	11
Other loss from long-term investment revaluation	16	-	-

	3,822	685	2,203
Finance income:

Interest income on bank deposits	(249)	(342)	(87)
Net gain from exchange rate fluctuations	-	-	(492)
Net change in fair value warrants exercisable into shares	(10,148)	(6,657)	(6,913)

	(10,397)	(6,999)	(7,492)

NOTE 16:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
	In thousands	NIS in thousands	In thousands	NIS in thousands	In thousands	NIS in thousands

Number of shares and loss used in the computation of basic and diluted loss per share	32,525	17,311	26,693	26,532	22,953	18,726

b.	To compute diluted loss per share for the year ended December 31, 2017, the total number of 1,921,743 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2017 was 24% and in 2016 - 25%.

On January 4, 2016, the Israeli Parliament’s Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company estimates that the effect of the change in tax rates will have no impact on the financial statements.

b.	Final tax assessments:

The Company received final tax assessments through 2013.

The related company, Eye-Fite, tax assessment through 2012 is considered as final.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2017 the Company and Eye-Fite had carryforward losses amounting to approximately NIS 347,200 thousand and NIS 12,403 thousand.

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES

a.	The related parties of the Company are associates, subsidiaries, directors and key management personnel of the Group, and a close member of the family of any of the persons mentioned above.

b.	The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Composition of balances with related parties for the year ended December 31, 2017, and each of the three years then ended:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Management and consulting fees (including bonuses) (1)	1,817	1,238	1,128

Other expenses and share-based payment (1)	283	608	252

Patent expenses	830	759	805

Directors’ fee and share-based payment (2)	617	514	575

(1) Number of related parties	1	1	1

(2) Number of directors	5	5	5

d.	Eye-Fite License agreement and Services Agreement:

A license agreement was entered into between the Company and Eye-Fite (the “Eye-Fite License Agreement”) according to which the Company granted Eye-Fite a non-transferrable exclusive license for the use of the Company’s know-how solely in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world.

In addition to the Eye-Fite License Agreement, the Company, OphthaliX and Eye-Fite entered into a services agreement (the “Services Agreement”) pursuant to which the Company provided management services with respect to all pre-clinical and clinical research studies, production and supply of the compounds related to the Eye-Fite License Agreement and payment for consultants that are listed in the agreement for their involvement in the clinical trials and in all the activities leading up to, and including, the commercialization of CF101 for ophthalmic indications. The Company granted Eye-Fite an exclusive license to use these inventions in the field of ophthalmic diseases around the world at no consideration. The Eye-Fite License and Service Agreement was terminated during 2017 in connection with the Merger, please refer to note 1.b.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SUBSEQUENT EVENTS

a.

On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis. Under the Distribution and Supply Agreement, the Company is entitled to €1.5 million upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 thousand and €1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately $2,200 thousand from Gebro.

b.

On March 13, 2018, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 3,333,336 ADSs representing 6,666,672 of its ordinary shares and warrants to purchase 2,500,002 ADSs representing 5,000,004 of its ordinary shares for an aggregate purchase price of $5,000 thousand. The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $2.00 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 166,667 ADSs representing 333,334 ordinary shares exercisable at $2.00 per ADS, subject to certain adjustments, for a period of five years.

c.	On March 9, 2018, 982,344 and 98,234 warrants as part of a March 2014 financing grant, expired.

- - - -

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.7	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.8	Form of Securities Purchase Agreement dated as of March 10, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

4.10	Form of Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. (5)

4.11	Form of Registration Rights Agreement dated as of March 10, 20142014 between Can-Fite BioPharma Ltd. and the investors listed therein (5)

4.12	Form of Placement Agent Warrant dated March 10, 2014 issued by Can-Fite BioPharma Ltd. to Roth Capital Partners, LLC(5)

4.13	Form of Securities Purchase Agreement dated as of December 2, 2014 between Can-Fite BioPharma Ltd. and the investors listed therein (6)

4.14	Form of Warrant issued by Can-Fite BioPharma Ltd. on December 8, 2014 (6)

4.15	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated December 2, 2014 (6)

4.16	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

4.17	Form of Securities Purchase Agreement dated as of September 19, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (7)

4.18	Form of Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (7)

4.19	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated September 18, 2015 (7)

4.20	Form of Securities Purchase Agreement dated as of October 13, 2015 between Can-Fite BioPharma Ltd. and the investors listed therein (8)

4.21	Form of Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (8)

4.22	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated October 13, 2015 (8)

4.23	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (10)†

4.24	Form of Securities Purchase Agreement dated as of January 18, 2017 between Can-Fite BioPharma Ltd. and the investors listed therein (9)

4.25	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (9)

4.26	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated January 18, 2017 (9)

4.27	Agreement and Plan of Merger, dated as of May 21, 2017, by and between OphthaliX, Inc., Bufiduck Ltd., and Wize Pharma Ltd. (11)

4.28	Voting and Undertaking Agreement, dated as of May 21, 2017, by and between OphthaliX, Inc., Wize Pharma Ltd., and Can-Fite BioPharma Ltd. (11)

4.29	Form of Stock Purchase Agreement (11)

4.30	Form of Termination of License Agreement (11)

4.31	Form of Termination of Services Agreement (11)

4.32	Form of Securities Purchase Agreement dated as of March 9, 2018 between Can-Fite BioPharma Ltd. and the investors listed therein (12)

4.33	Form of Warrant issued by Can-Fite BioPharma Ltd. on March 13, 2018 (12)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. *

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

101	The following financial information from Can-Fite BioPharma Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity (Deficiency) (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

* †

Filed Herewith.

Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to Form F-3 filed with the SEC on January 19, 2016.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(5)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on March 10, 2014.
(6)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 4, 2014.
(7)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on September 22, 2015.
(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on October 15, 2015.
(9)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.
(10)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.
(11)	Incorporated herein by reference to the Current Report on Form 8-K filed by OphthaliX, Inc. with the SEC on May 22, 2017.
(12)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on March 12, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 28, 2018	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer