Form 20-F/A
period 2018-12-31
Can-Fite BioPharma Ltd.
filed 2019-04-02
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Can-Fite BioPharma Ltd. (the “Company”) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 29, 2019 (the “Original Filing”) is being filed to correct the number of ordinary shares issuable upon exercise of outstanding warrants on page 24 in “Item 3.D. Risk Factors”. This Amendment No. 1 also includes an updated signature page, the certifications of the Company’s Principal Executive Officer and Principal Financial Officer in Exhibits 12 and 13, and the consent of the Company’s independent registered public accounting firm in Exhibit 15.1. No other changes have been made to the Original Filing. For the convenience of the reader, this Amendment No. 1 restates in its entirety the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, does not reflect events that may have occurred subsequent to the filing date of the Original Filing, and does not modify or update in any way disclosures made in the Original Filing, except as noted above.

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

We are currently authorized to issue 500,000,000 ordinary shares. As of March 21, 2019, we had 44,875,482 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of March 21, 2019, we also had warrants to purchase 18,035,006 ordinary shares and options to purchase 2,177,400 ordinary shares outstanding, of which options to purchase 880,529 ordinary shares are currently fully vested or vest within the next 60 days.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: April 2, 2019	By:	/s/ Pnina Fishman, Ph.D.
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