Form 20-F
period 2019-12-31
Can-Fite BioPharma Ltd.
filed 2020-03-27
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Motti Farbstein

Chief Operating and Financial Officer

Tel: +972 (3) 924-1114

Fax: +972 (3) 924-9378

motti@canfite.co.il

10 Bareket Street,

Kiryat Matalon,

P.O. Box 7537,

Petah-Tikva

4951778, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 30 Ordinary Shares, par value NIS 0.25 per share*	CANF	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

* Ordinary shares not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019): 120,652,683 ordinary shares are outstanding.

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

INTRODUCTION

Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017.

On May 10, 2019, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and related option and warrant information presented in this Annual Report on Form 20-F have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this Annual Report on Form 20-F fractional ADSs have been rounded to the nearest whole number.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, which in turn could have an adverse impact on our business, financial condition and results of operation.

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

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2018 and 2017, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS as issued by the IASB.

From our inception through January 1, 2018, our functional and presentation currency was the New Israeli Shekel, or NIS. Effective January 1, 2018, our functional and reporting currency is the U.S. dollar which is the primary currency of the economic environment in which we operate. Due to the change in our functional and reporting currency from the NIS to the U.S. dollar, effective January 1, 2018, the amounts for 2015 have been restated in U.S. dollars using the methodology set forth in Note 2d to our consolidated financial statements for the year ended December 31, 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statements Of Operations Data:	(USD in thousands, except share and per share data)

Revenues	162	165	789	3,820	2,032
Operating expenses:
Research and development expenses, net	(3,904)	(6,115)	(5,106)	(6,075)	(10,976)
General and administrative expenses	(2,735)	(2,733)	(2,868)	(3,159)	(3,059)

Operating loss	(6,477)	(8,683)	(7,185)	(5,414)	(12,003)
Other income	-	-	769	-	-
Financial expenses	(133)	(55)	(621)	(1,204)	(693)
Financial income	106	374	633	51	3,109
Taxes on income	(5)	(29)	(29)	(4)	-
Net loss	(6,509	(8,393)	(6,433)	(6,571)	(9,587)
Adjustments arising from translating financial statements from functional currency to presentation currency	(58)	119	636	-	-
Remeasurements loss from defined benefit plan	(99)	-	-	-	-
Comprehensive loss	(6,666)	(8,274)	(5,797)	(6,571)	(9,587)
Net loss per ordinary share	(0.27)	(0.30)	(0.19)	(0.17)	(0.11)
Number of ordinary shares used in computing loss per ordinary share	22,953,077	27,692,668	32,525,138	38,902,214	85,909,859

	As of December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data:	USD in thousands
Cash and cash equivalents	16,921	8,115	3,505	3,615	2,697
Other receivables and lease deposit	657	2,017	3,164	4,017	4,383
Short-term investment	-	-	-	273	64
long-term investments	-	-	917	-	-
Right to use asset	-	-	-	-	83
Other non-current receivables	-	-	-	-	912
Fixed assets	48	40	28	47	36
Total assets	17,626	10,172	7,614	7,952	8,175
Total liabilities	3,698	4,211	2,600	4,937	7,298
Total shareholders’ equity	13,928	5,961	5,014	3,015	877

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

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $9.6 million in 2019, $6.6 million in 2018, and $6.4 million in 2017. As of December 31, 2019, we had an accumulated deficit of approximately $110.2 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2019 we had cash and cash equivalents of $2.7 million. In January 2020, we raised approximately $2.4 million from the exercise of certain outstanding warrants following their repricing, in February 2020, we raised approximately $5 million in a public offering, and in addition in March 2020, warrants issued in the February 2020 offering were partially exercised resulting in proceeds of approximately $1 million. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our future capital requirements depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the recent coronavirus outbreak could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

We may not be able to raise additional funds unless we increase our authorized share capital.

As of the date of this Annual Report, we have 500,000,000 authorized ordinary shares of which 263,181,243 ordinary shares were outstanding, 1,278,090 ordinary shares are issuable or will become issuable upon the exercise of stock options out of which 148,400 ordinary shares are available for issuance under our 2013 Share Option Plan, and162,455,326 ordinary shares represented by 5,415,178 ADSs are issuable upon exercise of outstanding warrants . Accordingly, 73,085,341 ordinary shares remain unissued and unreserved. Any additional equity financing in order to fund our operations will require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders and we plan to seek shareholder approval to increase our share capital. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, will be adversely effected.

Risks Related to Our Business and Regulatory Matters

Our business may be adversely affected by the impact of coronavirus.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

In order to receive FDA approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate thorough pre-clinical testing and thorough human clinical trials that the product candidate is safe and effective for its intended uses (e.g., treatment of a specific condition in a specific way subject to contraindications and other limitations). If the FDA, or foreign regulatory authorities, determine that data from our pre-clinical testing and clinical trials are not sufficient to support approval, the FDA, or foreign regulatory authorities, may require additional pre-clinical testing or clinical trials for our product candidates. Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our New Drug Applications, or NDA, or grant approval for a narrowly intended use that is not commercially feasible. We might not obtain regulatory approval for our drug candidates in a timely manner, if at all. Failure to obtain FDA approval of any of our drug candidates in a timely manner or at all will severely undermine our business by reducing the number of salable products and, therefore, corresponding product revenues.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, our former subsidiary OphthaliX Inc. (since renamed Wize Pharma, Inc.), or OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intraocular pressure, or IOP. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating rheumatoid arthritis patients, or MTX, failed to reach their primary endpoints. A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. Furthermore, a Phase II study for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment did not meet its primary endpoint although it showed superiority in overall survival in the largest study subpopulation.

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

Changes in our planned clinical trials or future clinical trials could cause our product candidates to perform differently, including causing toxicities, which could delay completion of our clinical trials, delay approval, if any, of our product candidates, and/or jeopardize our ability to commence product sales and generate revenues.

We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

Even if regulatory authorities approve our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because government agencies and other third-party payors may not cover the product or the coverage may be too limited to be commercially successful; physicians and others may not use or recommend our products, even following regulatory approval. A product approval, assuming one issues, may limit the uses for which the product may be distributed thereby adversely affecting the commercial viability of the product. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that at least some of our product candidates will be expensive, if approved. Patient acceptance of and demand for any product candidates for which we obtain regulatory approval or license will depend largely on many factors, including but not limited to the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If physicians, government agencies and other third-party payors do not accept our products, we will not be able to generate significant revenue. In addition, government regulators and legislative bodies in the U.S. are considering numerous proposals that may result in limitations on the prices at which we could charge customers for our products if we have products that are ultimately approved for sale. At this time, we are unable to predict how these potential legislative changes might affect our business.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials, and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	non-acceptance of an IND by the FDA;

●	determination of dosing issues;

●	lack of effectiveness or efficacy during clinical trials;

●	inability to manufacture sufficient quantities of drug candidate;

●	changes in formulation or manufacturing changes;

●	failure of third-party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of patient recruitment and enrollment;

●	inability to retain patients in clinical trials;

●	lack of healthy volunteers and patients to conduct trials;

●	inability to monitor patients adequately during or after treatment;

●	failure to reach an agreement with contract research organizations or clinical trial sites;

●	failure of institutional review boards, or IRBs, to approve our clinical trial protocols or suspension or termination of our clinical trial by the IRB, DSMB, or the FDA;

●	failure of institutional review boards to approve our clinical trial protocols;

●	inability or unwillingness of clinical investigators and institutional review boards to follow our clinical trial protocols;

●	failure of clinical investigators or sites to maintain necessary licenses or permits or comply with good clinical practices, or GCP, or other regulatory requirements;

●	debarment of a clinical investigator by FDA or other similar suspension or exclusion by a regulatory authority; and

●	lack of sufficient funding to finance the clinical trials.

We have experienced the risks involved with conducting clinical trials, including but not limited to, increased expense and delay and failure to meet end points of the trial. For example, OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with MTX failed to reach their primary end points. A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. Furthermore, a Phase II study of namodenoson for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment did not meet its primary endpoint although it showed superiority in overall survival in the largest study subpopulation.

In addition, we or regulatory authorities may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials. Any suspension of clinical trials will delay possible regulatory approval, if any, increase costs, and adversely impact our ability to develop products and generate revenue.

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

The FDA and foreign regulators require manufacturers to register manufacturing facilities. The FDA and foreign regulators also inspect these facilities to confirm compliance with requirements that the FDA or foreign regulators establish. We do not intend to engage in the manufacture of our products other than for pre-clinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing our drug substance. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the U.S. Drug Enforcement Agency, or DEA, and corresponding foreign regulators to ensure strict compliance with requirements and other governmental regulations and corresponding foreign standards. Any failure to comply with DEA requirements or FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates, and delay possible regulatory approval.

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

We also intend to rely on third parties to supply the requisite materials needed for the manufacturing of our active pharmaceutical ingredients, or API. There may be a limited supply of these requisite materials. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials or to commercialize our product candidates. In particular, as a result of the recent coronavirus outbreak, the continued spread of the coronavirus globally could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. If we cannot acquire an acceptable supply of the requisite materials to produce our product candidates, we will not be able to complete pre-clinical and clinical trials delaying possible regulatory approval, and adversely impacting our ability to develop products, and will not be able to market or commercialize our product candidates, if approved.

We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

We are highly dependent on our executive officers and other key management and technical personnel. Our failure to retain our Chief Executive Officer, Pnina Fishman, Ph.D., who has developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, and management personnel, among others, to continue the development and commercialization, if approved, of our current and future product candidates.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the rheumatoid arthritis and psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, and Bristol-Myers Squibb. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Allergan, Intercept, and Madrigal. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Any of our product candidates could cause adverse events. Although data from clinical trials to date encompassing more than 1,200 humans dosed with Piclidenoson indicate that Piclidenoson is generally well tolerated at doses up to 4.0 mg administered twice daily for up to 12-48 weeks, there were incidences (less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 48 weeks of treatment in more recent trials.

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

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	Restrictions on the products, manufacturers or manufacturing process;

●	Warning or other enforcement letters;

●	Civil or criminal penalties, fines and injunctions;

●	Product seizures or detentions;

●	Import or export bans or restrictions;

●	Voluntary or mandatory product recalls and related publicity requirements;

●	Suspension or withdrawal of regulatory approvals;

●	Total or partial suspension of production; and

●	Refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

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

We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. Our insurance costs have increased for directors’ and officers’ liability insurance, and we may be required to incur further substantial increased costs to maintain the same or similar coverage or be forced to accept reduced coverage in future. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage us.

Our cannabinoid initiative is uncertain and may not yield commercial results and is subject to significant regulatory risks.

On September 10, 2019, we entered into a collaboration agreement with Univo Pharmaceuticals, or Univo, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. While we believe there are substantial business opportunities for us in this field, there can be no assurance that our activities will be successful, or that any research and development and product testing efforts will result in commercially saleable products, or that the market will accept or respond positively to our products. In addition, our current and potential involvement in cannabis-related activity, as a result of our collaboration with Univo, may expose us to legal and reputational risks. Such risks include:

●	Medical-use cannabis remains illegal under U.S. federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would likely result in our inability to market any products resulting from the co-development agreement with Univo;

●	FDA has not approved a marketing application for the treatment of any disease or condition;

●	Changes in laws, regulations and guidelines related to cannabis may result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

●	Certain banks will not accept deposits from or provide other bank services to businesses involved with cannabis and U.S. federal money laundering laws make it a federal crime to engage in financial transactions involving the proceeds of some form of unlawful activity; and

●	Third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us.

Complying with laws and regulations relating to cannabinoids is evolving, complex and expensive, and may divert management’s attention and resources from other aspects of our business. Failure to maintain compliance with such laws and regulations may result in regulatory action that could have a material adverse effect on our business, results of operations and financial condition. The DEA, FDA or state agencies may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, CROs, clinical sites, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. In particular, our clinical trial sites are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. It is too early to assess the full impact of the coronavirus outbreak on our clinical trials however coronavirus may affect our ability to complete recruitment in our original timeframe and could materially affect the operations of key governmental agencies, such as the FDA. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on us. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval to market a product, this approval will be limited to those disease states and conditions and populations for which the product has demonstrated, through clinical trials, to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approval is withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the United States, our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.

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

There have been judicial and congressional challenges to the Affordable Care Act, as well as efforts by the Trump Administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the Affordable Care Act may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers, our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act is unconstitutional as a result of the Tax Cuts and Jobs Act and the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the Affordable Care Act. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision, which was then appealed to the U.S. Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in late 2020 or early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of our products, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products may be. Further, the Deficit Reduction Act of 2010, directed Centers for Medicare & Medicaid Services, or CMS, to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, or NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals and biosimilars). The Trump Administration and the U.S. Congress have continued deliberations throughout 2019 and into 2020 on whether to implement the proposed rule which has been subject to additional revisions to potentially increase the scope of its reach. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or the FCA. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor;

●	The FCA prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program;

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services;

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment;

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payor;

●	Requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

●	In the European Union, the General Data Protection Regulation, or the GDPR—Regulation EU 2016/679—which was adopted in May 2016 and has become applicable on May 25, 2018. The GDPR is further intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●

The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the winter of 2008, winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Israel faces political tension with respect to its relationships with Turkey, Iran and certain Arab neighbor countries. In addition, recent conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees and service providers being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any future deterioration in the political and security situation in Israel will negatively impact our business.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. The uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

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

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of the functional currency and decided to change its functional and presentation currency to U.S. dollars from the NIS effective January 1, 2018. These changes were based on an assessment by our management that U.S. dollars is the primary currency of the economic environment in which we operate. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2017, 2018, or 2019 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our shareholders are governed by our Amended and Restated Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities of our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders. See “Description of the Offered Securities—Articles of Association.”

Risks Related to Our Ordinary Shares and ADSs

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2020 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2019. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or in any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. A QEF election is unavailable with respect to our Warrants, and a mark-to-market election is unavailable with respect to our Warrants and Pre-funded Warrants. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

Provisions of our charter documents and Israeli law may discourage, delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions in articles of association may discourage, delay, prevent or otherwise impede a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their ADSs. On February 20, 2020, we amended our articles of association to establish a staggered Board of Directors, which divides the board into three groups, with directors in each group serving a three-year term. The existence of a staggered board can make it more difficult for shareholders to replace or remove incumbent members of our Board of Directors. As such, these provisions could also limit the price that investors might be willing to pay in the future for our ADSs, thereby depressing the market price of our ADSs. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board of Directors.

In addition, Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Companies Law, 5759-1999, as amended, or the Israeli Companies Law, effective as of May 15, 2011, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer, and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

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

Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

Our business could be negatively affected as a result of an unsolicited takeover proposal, by shareholder activism or a proxy contest. During 2019, an activist shareholder sought to make changes to our Board of Directors, among other matters, which ultimately resulted in us entering into a settlement agreement with the shareholder, and for which considerable costs were incurred and absorbed significant time and attention by management and the Board of Directors. See “Item 8. Financial Information—B. Consolidated Financial Statements and Other Financial Information—Legal Matters”. A future proxy contest, unsolicited takeover proposal, or other shareholder activism relating to the election of directors or other matters would most likely require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. The potential of a proxy contest, unsolicited takeover proposal, or other shareholder activism could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, result in the loss of potential business opportunities or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

We are currently authorized to issue 500,000,000 ordinary shares. As of the date of this Annual Report, we had 263,181,243 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 162,455,326 ordinary shares and options to purchase 2,673,400 ordinary shares outstanding, of which options to purchase 1,384,652 ordinary shares are currently fully vested or vest within the next 60 days.

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

In addition, following the public offering conducted on February 2020, any additional equity financing in order to fund our operations will require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, might be adversely effected.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE American is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our licensees; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before becoming a reporting company in the United States. We also incur costs associated with corporate governance requirements of the SEC and the NYSE American Company Guide, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act as a result of our ADSs being listed on the NYSE American. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Since we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and are no longer able to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are “emerging growth companies” and that were applicable to us prior to January 1, 2020, we may incur additional compliance costs in the future. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NYSE American Company Guide, as well as applicable Israeli reporting requirements, for so long as they apply to us, may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE American Company Guide for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of the NYSE American Company Guide, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering, involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of the NYSE American Company Guide, including the requirement that a majority of the Board of Directors be independent. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE American may provide less protection than is accorded to investors under the NYSE American Company Guide applicable to domestic issuers.

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

We are subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management and issue a report concerning our internal control over financial reporting. In addition, as long as we do not become an accelerated or large accelerated filer, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer a non-accelerated filer. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of the testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

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

In November 2011, through a series of transactions, we spun-off our activity in the ophthalmic field to our now former subsidiary, OphthaliX, a Delaware corporation and successor-in-interest to Denali Concrete Management, Inc., a Nevada corporation, whose common shares were traded in the United States on OTC under the symbol “OPLI.” In the spin-off transactions, we granted an exclusive license for the use of our Piclidenoson drug candidate in the ophthalmic field, or the License Agreement, to Eye-Fite Ltd., an Israel limited company, or Eye-Fite, and transferred our issued and outstanding ordinary shares in Eye-Fite to OphthaliX in exchange for an 86.7% interest in OphthaliX. In connection with the spin-off transactions, OphthaliX completed a series of private placement financing transactions. Following the spin-off transactions and the private placement financing transactions, we held approximately 82% interest in OphthaliX. In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was generally well tolerated. Based on these overall results, OphthaliX saw no immediate path forward in glaucoma and ceased active business operations. Subsequently, on May 21, 2017, OphthaliX and a wholly owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd, or the Merger Sub, and Wize Pharma Ltd., or Wize Israel, an Israeli company formerly listed on the TASE entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the merger of the Merger Sub with and into Wize Israel, with Wize Israel becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger, or the Merger. On November 16, 2017, the Merger was completed. As a result of the Merger, our ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to us all the ordinary shares of Eye-Fite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eye-Fite to us, including approximately $5 million of deferred payments owed by OphthaliX and Eye-Fite to us and, as part of the purchase of Eye-Fite, we also assumed certain accrued milestone payments in the amount of $175,000 under a license agreement previously entered into with NIH. In addition, that certain License Agreement granted to OphthaliX by us and a related services agreement was terminated.

Our capital expenditures for the years ended December 31, 2019, 2018 and 2017 were $3,000, $33,000, and $7,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the world rheumatoid arthritis market size is predicted to generate revenues of $50.5 billion by 2025 and the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson for the treatment of (i) rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., or KD, for South Korea, (ii) psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals, or Cipher, for Canada, (iii) rheumatoid arthritis and psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iv) rheumatoid arthritis and psoriasis to CMS Medical Venture Investment, or CMS Medical, for China (including Hong Kong, Macao and Taiwan), and (v) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo; and

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, and (ii) advanced liver cancer and NAFLD/NASH to CMS Medical for China (including Hong Kong, Macao and Taiwan).

On September 10, 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 in two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO was appointed to our Board in December 2019. On February 17, 2020, we entered into an amendment to the collaboration agreement pursuant to which the parties expanded the collaboration to allow the testing of minute cannabidiol, or CBD, concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, we agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of $200,000 per indication. On February 27, 2020, Golan Bitton resigned from our board of directors, effective immediately.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, with an interim analysis expected to be released in the fourth quarter of 2020, (ii) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with data release expected in April 2020, (v) investigating Piclidenoson for the treatment of coronavirus, (vi) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vii) We believe that our drug candidates have certain unique characteristics and advantages over drugs currently available on the market and under development to treat these indications. To date, we have generated our pipeline by in-licensing, researching and developing two synthetic A3AR agonists, Piclidenoson and Namodenoson, and an allosteric modulator, CF602. For example, our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. High A3AR expression levels are also found in peripheral blood mononuclear cells, or PBMCs, of patients with cancer, inflammatory and viral diseases. PBMCs are a critical part of the immune system required to fight infection. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. In addition, our human clinical data suggests that the A3AR is a biological marker and that high A3AR expression prior to treatment may be predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We have been granted a U.S. patent with respect to the intellectual property related to such assay and utilized this assay in our Phase IIb study of Piclidenoson for the treatment of rheumatoid arthritis.

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

Our Strategy

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We continue to develop and test our existing pipeline, while also testing other indications for our existing drugs and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products. Our approach allows us to:

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on cancer, liver and inflammatory diseases and erectile dysfunction. We intend to focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., rheumatoid arthritis and psoriasis with respect to Piclidenoson, and HCC and NASH with respect to Namodenoson.

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
Autoimmune-Inflammatory
Rheumatoid Arthritis - Piclidenoson (1)

Psoriasis - Piclidenoson (2)

Coronavirus – Piclidenoson (3)

Oncology/Liver diseases
HCC – Namodenoson (4)

NASH – Namodenoson (5)

Erectile Dysfunction - CF602 (6)

Cannabinoid-Based Pharmaceuticals (7)

Completed

On-going

Preparatory work

(1)	We are conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, with an interim analysis expected to be released in the fourth quarter of 2020.

(2)	We are conducting a Phase III trial for Piclidenoson in the treatment of psoriasis.

(3)	We are investigating coronavirus for the treatment of coronavirus.

(4)	We are preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer.

(5)	We have completed patient enrollment for a Phase II trial of Namodenoson in the treatment of NASH. Top-line results are expected in April 2020.

(6)	We are investigating additional compounds, targeting the A3AR, for the treatment of erectile dysfunction.
(7)	We are co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

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

Phase II, Phase II/III and Phase III Clinical Studies of Piclidenoson

Piclidenoson has completed eleven Phase II studies, one Phase II/III study and one Phase III study in different clinical indications including psoriasis, rheumatoid arthritis, glaucoma and dry eye syndrome, or DES, in approximately 1,500 patients. These studies indicate that Piclidenoson has a favorable safety profile at doses up to 4.0 mg BID for up to 48 weeks. In these studies, we did not observe a dose-response relationship between Piclidenoson and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology.

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

Figure 3: Linear Effect of Piclidenoson on PASI Scores through 32 Weeks of Treatment

We are currently conducting our pivotal COMFORT Phase III trial for Piclidenoson for the treatment of psoriasis. The trial is a randomized, double-blind, placebo- and active-controlled study that is investigating the efficacy and safety of daily Piclidenoson 2.0 mg or 3.0 mg administered twice daily orally as compared to placebo as its primary endpoint and as compared to apremilast (Otezla®) as a secondary endpoint in approximately 400 patients with moderate-to-severe plaque psoriasis. Medication is to be taken orally twice daily for 32 weeks in a double-blinded fashion. The primary end point is the proportion of subjects who achieve a PASI score response of ≥75% (PASI 75) vs. placebo at week 16. The secondary endpoints include non-inferiority to Otezla® on weeks 16 and 32, achievement of PASI 50 at week 16 and efficacy and safety data for Piclidenoson through the extension period of up to 48 weeks of treatment. Patients are being selected to the study based on over expression of the A3AR biomarker. In August 2018, we announced enrollment of the first patient and in December 2019, we announced completion of at least 50% of enrollment. We expect COMFORT will serve as the first of two pivotal studies required for EMA-drug approval.

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

Figure 7: ACR response data – Rheumatoid Arthritis phase IIb

We are currently conducting our pivotal ACRobat Phase III trial of Piclidenoson to evaluate Piclidenoson as a first line treatment and replacement for MTX. The trial is a randomized, double-blind, active and placebo-controlled, parallel-group study in approximately 500 patients in Europe, Israel and Canada. The primary endpoint of ACRobat is low disease activity after 12 weeks of treatment in patients dosed with Piclidenoson compared to those dosed with MTX. Piclidenoson at 1.0 mg and 2.0 mg, or placebo, will be administered twice daily, and MTX or placebo will be administered once weekly. Secondary endpoints include disease activity remission at week 24, ACR 20/50/70 response rates, European League Against Rheumatism good and moderate response rates and change from baseline for disease activity and ACR responses. The total study duration will be 24 weeks in order to provide more data on long term efficacy and safety. In the fourth quarter of 2017, we announced the enrollment and dosing of the first patient in the trial, and in January 2020 we announced completion of approximately 50% enrollment. An interim analysis is being implemented for the study. Data will be monitored by an independent data monitoring committee which will have un-blinded access to the data in the third quarter of 2020, with an announcement of interim results expected in the fourth quarter of 2020. We expect ACRobat will serve as the first of two pivotal studies required for EMA-drug approval.

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

Additional Developments with Piclidenoson

Coronavirus

Piclidenoson’s anti-rheumatic and anti-viral effects, combined with its excellent safety profile, make it a potential candidate for the treatment of coronavirus. We recently submitted Piclidenoson to the Institutional Review Board at Rabin Medical Center for a compassionate use program to treat coronavirus patients. If approved, the compassionate use program will be led by Dr. Dror Diker, M.D., Head of Internal Medicine D at the Rabin Medical Center. Concurrently, through a collaborative research agreement with the Lewis Katz School of Medicine at Temple University in Philadelphia, we are conducting studies on the anti-viral activity of Piclidenoson on the coronavirus. The anti-viral effect of Piclidenoson is protected by a US patent US7589075. Rheumatoid arthritis drugs are now being evaluated for the treatment of coronavirus in global studies, and China recently approved the use of Roche’s Actemra, a rheumatoid arthritis drug, to treat coronavirus.

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

In November 2019, we announced that the U.S. Patent and Trademark Office has issued to us Patent #10,265,337 titled “Use of A3 Adenosine Receptor Agonist in Osteoarthritis Treatment” for Piclidenoson for the treatment of osteoarthritis in mammals. We are evaluating potential partnerships with companies in the animal health pharmaceutical market that may in-license and develop Piclidenoson for the companion animal market, a substantial and rapidly growing global market.

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

Hepatitis C: HCV is an infectious disease affecting primarily the liver, caused by the Hepatitis C virus. The infection is often asymptomatic, but chronic infection can lead to scarring of the liver and ultimately to cirrhosis, which is generally apparent after many years, and chronic liver disease. The virus also increases the chance for HCC development. In some cases, those with cirrhosis will develop liver failure, liver cancer or life-threatening esophageal and gastric varices, or dilated submucosal veins, which can be life-threatening. HCV is spread primarily by blood-to-blood contact often associated with intravenous drug use, poorly sterilized medical equipment, transfusions, and erectile intercourse.

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

In preclinical studies, Namodenoson revealed its capability to act as an anti NAFLD/NASH agent and data has shown as follows:

●	In the STAM model, Namodenoson significantly decreased the non-alcoholic fatty liver disease (NAFLd) activity score, NAS, demonstrating anti inflammatory and anti steatotic effects.

●	In the carbon tetrachloride (ccl4) model, Namodenoson reversed alanine aminotransferase (ALT) to normal values and signifi-cantly improved liver inflammation and fibrosis, as well as the adiponectin and leptin levels; and

●	Namodenoson mechanism of action entailed de-regulation of the Wnt/β-catenin pathway in the liver extracts of the ccl4 model mice and in the LX2 HScs, manifested by a decreaseing the expression of phosphoinositide 3-kinase (PI3K), NF-κB.

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

In 2019, we completed a Phase II study in HCC patients. In January 2013, as part of our preparatory work for such study, we announced that we believe that the optimal drug dose for the upcoming study is Namodenoson 25.0 mg. This dose was found to be the most effective dose out of the three dosages tested (1.0 mg, 5.0 mg and 25.0 mg) in the previous Phase I/II study. We filed a patent application protecting such optimal dose of Namodenoson for HCC. A publication summarizing the results of the Phase I/II study was published in “The Oncologist,” a leading oncology scientific journal. We also highlighted that one patient has been treated with Namodenoson for over five years.

The Phase II study was a randomized, double-blind, placebo controlled trial conducted in the United States, Europe and Israel to evaluate the efficacy and safety of Namodenoson as a second-line treatment for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment. Advanced HCC in patients with underlying cirrhosis is categorized into three subclasses based on the severity of cirrhosis, starting with Child Pugh A, or CPA, mostly treated with Nexavar and progressing to Child Pugh B, or CPB, and Child Pugh C, or CPC, for which there are no drugs on market with proven efficacy. In the study, we enrolled only patients with CPB stage liver cancer with CBP stage patients being further divided into three categories of increasing severity, namely CPB7, CPB8, and CPB9. These patients already failed first line Nexavar and were treated with Namodenoson (25mg), or placebo, as a second line treatment, twice daily, using a 2:1 randomization. The primary endpoint of the study was median overall survival. Secondary endpoints included progression free survival, partial response, and disease control rate. In March 2014, the study protocol was approved by the IRB at the Rabin Medical Center in Israel and in December 2014, we dosed the first patient at the study’s Israeli site. In the third quarter of 2017, we announced that we completed enrollment and randomization of all 78 patients and in March 2019, we announced top-line results.

While the study did not achieve the primary end point of overall survival in the whole population (n=78), superiority in overall survival was found in the largest study subpopulation of CPB7 (n=56) and in secondary end points in the whole population, including objective response measured by CT or MRI. Findings from the study include the following: (i) for the whole population (n=78), median overall survival was 4.1 months for Namodenoson vs. 4.3 months for placebo (HR: 0.82), (ii) pre-planned subpopulation analysis of the CPB7 patients (n=56), revealed that the Namodenoson treated group (n=34) showed median overall survival of 6.8 months vs 4.3 months in placebo (n=22) [HR: 0.77 (95% CI 0.49-1.40)]; similarly, for this subgroup of patients, progression free survival was 3.5 months for the Namodenoson treated group vs 1.9 (HR: 0.87) in the placebo group; (iv) 1-year survival in the CPB7 population was 44% for the Namodenoson treated group, as compared to 18% for patients dosed with placebo (p=0.028); (v) objective response in the whole patient population measured by CT or MRI, demonstrated that 9% treated by Namodenoson achieved partial response vs 0% in the placebo group, (vi) consistent with safety results from previously completed clinical trials, Namodenoson was generally well-tolerated, with no treated patients being withdrawn for toxicity and no cases of treatment-related deaths, (vii) disease control rate was 18.0% in the Namodenoson group vs 7.1% in the placebo group (p=0.013) after four months of treatment, (viii) 32.0% of patients treated with Namodenoson completed at least 12 months of treatment vs 14.3% who were treated with placebo (p=0.058), (vii) as of March 27, 2019, two patients in the Namodenoson group are ongoing after 30 months of treatment; these patients will continue to receive Namodenoson, and (ix) all nine patients with CBP9 cirrhosis, the most severe grade allowed into the trial, were randomly assigned to the Namodenoson treatment group (OS=3.5 months), a fact which has distorted the results in the whole population. Subgroup analyses using a variety of demographic and baseline disease characteristics, such as sex, performance status, and HCC disease status indicate the overall survival advantage of Namodenoson over placebo persists in the vast majority of the subgroups.

In October 2019, we held an End-of-Phase II Meeting with the FDA regarding our Phase II study of Namodenoson in the treatment of HCC. The purpose of the meeting was to review the Phase II study data with the FDA and to present our proposed Phase III study design to the regulatory agency. The FDA agreed with our proposed pivotal Phase III trial design to support an NDA submission and approval. The planned Phase III study will enroll patients with advanced HCC, with underlying CPB7 cirrhosis, whose cancer has progressed on first line therapy. The FDA’s guidance will be incorporated into the Phase III study’s final protocol.

In November 2019, we initiated a compassionate use program for Namodenoson in the treatment of HCC, the most common form of liver cancer. Our compassionate use program has enrolled and started treating patients. The compassionate use program, which enables liver cancer patients not enrolled in our clinical study to be treated with Namodenoson, is being administered by Dr. Salomon Stemmer, the Principal Investigator of the Company’s prior Phase II liver cancer study, and Professor at the Institute of Oncology, Rabin Medical Center, Israel.

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

The study endpoints were lately amended and are as follows: Mean % change from baseline in serum ALT levels; % change from baseline in hepatic steatosis (MRI-PDFF); Metabolic parameters including serum TG and HDL cholesterol; AST; Hb A1c and HOMA (in diabetic subjects); Body weight; waist circumference; Proportion of subjects whose serum ALT level normalizes; and safety. In addition, an assessment of the pharmacokinetics of Namodenoson and the A3AR biomarker will be evaluated prior to treatment and its correlation to patients’ response to the drug will be analyzed upon study conclusion. Furthermore, the exploratory objective of this study is to evaluate the effects of Namodenoson on relevant biomarkers, such as adiponectin, leptin, C-reactive protein, and liver stiffness as determined by Fibroscan. The study is being conducted at the Hadassah Medical Center and Rabin Medical Center. In October 2019, we announced completion of patient enrollment in our and we aim to report our topline results in April 2020.

Additional Developments with Namodenoson

Anti-Obesity

In January 2019, we announced new pre-clinical findings demonstrating that Namodenoson, inhibits lipid production and fat accumulation in adipocytes (lipid producing cells). More specifically, Namodenoson showed a significant decrease in lipid production and fat accumulation utilizing 3T3-L1 adipocytes, functioning as lipid producing cells and are also responsible for fat storage. Namodenoson was also shown to inhibit the proliferation of adipocytes, further hampering the expansion of fat producing cells. These findings, together with the excellent safety profile of Namodenoson, support its potential utilization as an anti-obesity drug. A patent application for the utilization of Namodenoson as an anti-obesity drug has been filed. In January 2020, we announced further pre-clinical data generated at the Hadassah Medical Center by Dr. Rifaat Safadi’s lab that demonstrated that Namodenoson induces weight loss in experimental models and normalizes glucose levels.

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

During clinical studies conducted with our product candidates, other than CF602, patients suffering from erectile dysfunction reported that they returned to normal functioning following the treatment with such drugs. We believe that these findings are correlated with our platform technology, which is the targeting of the A3AR. Adenosine, like nitric oxide, is a potent and short-lived vaso-relaxant that functions via intracellular signaling (in particular, through cAMP) to promote smooth muscle relaxation. Recent studies conducted by others show that adenosine functions to relax the corpus cavernosum and thereby promote penile erection.

CF602 was tested in an experimental animal model of diabetic rats, which similar to diabetic patients, suffer from erectile dysfunction. Erectile dysfunction was assessed by monitoring the ratio between intra-cavernosal pressure, or ICP, and mean arterial pressure, or MAP, as a physiological index of erectile function. The ICP/MAP for the CF602 treated group improved by 118% over the placebo group. This data is similar to that achieved earlier by sildenafil (Viagra) in preclinical studies. In addition, treatment with CF602 reversed smooth muscle and endothelial damage, in a dose dependent manner, leading to the improvement in erectile dysfunction.

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

In addition, CF602 induced a dose-dependent, linear effect in a diabetic mellitus rat model after treatment with one single dose of CF602. One hour after dosing, erectile function was measured. Statistically significant full recovery from erectile dysfunction took place in rats treated with a 500 µ/kg dose.

According to the American Diabetes Association, approximately 30 million children and adults have diabetes mellitus in the United States. It is estimated that 35-75% of men with diabetes mellitus suffer from erectile dysfunction.

In November 2016, a Notice of Allowance was granted to us by the USPTO for our patent covering A3AR ligands for use in the treatment of erectile dysfunction. The patent addresses methods for treating erectile dysfunction with different A3AR ligands including our erectile dysfunction drug candidate, CF602. With this new broader patent protection, we made a strategic decision to investigate additional compounds, owned by us, for the most effective and safest profile in this indication and we are seeking to partner development of CF602.

Cannabinoid-Based Pharmaceuticals

In September 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. Based on our recent scientific findings, we have filed patents for the use of cannabinoid-based drugs to treat cancer, autoimmune, inflammatory and metabolic diseases. Our most recent pre-clinical research revealed that cannabis derived CBD enriched fractions, supplied by Univo, inhibit the expansion of human fat cells (pre-adipocytes) by 60%, a result that points towards the potential anti-obesity effect of this agent. Although it is already documented that cannabis derived compounds possess anti-obesity effect, the novel data presented by us demonstrates the anti-obesity effect at low nano-molar concentrations. Low CBD concentrations are known to be safe and well accepted in humans. Previously, we announced pre-clinical findings demonstrating CBD’s robust anti-neoplastic effect in pre-clinical studies against liver cancer. The studies were carried out on human liver cancer cells and utilized cannabinoid fractions enriched for CBD, in nano and pico molar concentrations. Marked inhibition of Hep-3b, liver cancer cell proliferation was noted and was mediated via the A3 adenosine receptor.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2019, we have paid approximately 125,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

The Distribution Agreement provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $3,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of the manufacturing cost plus 10% or 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS on obtaining orphan drug designation in South Korea.

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

Kyongbo Pharm Agreement

In August 2019, we entered into a License and Distribution Agreement with Kyongbo. Under the terms of agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo.

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

For the year ended December 31, 2019, we recorded the following revenues: (i) $0.75 million as a result of an upfront payment from Kyongbo Pharm, (i) $0.6 million for the as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (iii) $0.38 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the $0.5 million advance payment received in December 2016 under the Distribution Agreement with CKD; and (iv) $0.35 million under the Distribution Agreement with Cipher.

For the year ended December 31, 2018, we recorded the following revenues: (i) $2 million for the year as a result of advance payment received in August 2018 under the distribution agreement with CMS Medical; (ii) $1.3 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; and (iii) $0.1 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the $0.5 million advance payment received in December 2016 under the Distribution Agreement with CKD.

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

Patents

As of March 27, 2020, we owned or exclusively licensed (from Leiden University) 15 patent families that, collectively, contain approximately 194 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application in Israel concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	A3AR ligands to treat proliferative diseases (inflammation/cancer) - a family of patents which pertains to the use of substances that bind to the A3AR, including Piclidenoson and Namodenoson; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Russia and Hong Kong. These patents are set to expire towards the third quarter of 2020, other than the U.S. patent that will expire in 2021.

●	A3AR ligands to treat viral diseases – a family of patents and a patent application which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. These patents have a filing date of January 1, 2002 and a priority date of January 16, 2001 and are set to expire in 2022, other than the U.S. patent that will expire in 2023.

●	A3AR ligands to treat RA – a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and is set to expire in 2023.

●	A3AR as a predictive and follow up biomarker – a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in certain countries in the United States, Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, China, Mexico and Canada. The patents are set to expire in 2025. There is a patent application pending in Brazil. Each of the patents and the patent application has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	Specific dose to protect psoriasis – a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. The patent applications are pending in the China, Hong Kong, and India each with a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis – a family of patents and patent applications which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom. These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008 and a priority date of March 14, 2007.

●	Osteoarthritis indication - a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. A patent application is pending in Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005.

●	Liver protection– a family of patents and patent applications which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). Each patent in this family has a filing date of October 22, 2008 and a priority date of October 15, 2007.

●	Erectile dysfunction – a family of patent applications which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Australia, China, Hong Kong, Canada, South Korea and Japan and patent applications in Brazil, Israel, Europe, and Mexico. The patents and patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012.

●	CAR T induced cytokine release syndrome – a family of patent applications which pertains to the use of A3AR ligands for managing cytokine release syndrome. This family includes a patent application in Israel and in the U.S. claiming priority from this Israeli application. The US patent application has a filing date of September 16, 2018 and the Israeli patent application has a filing date of September 17, 2017.

●	NAFLD/NASH - a family of patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes patent applications in Israel, China, Hong Kong, Europe, U.S., Brazil, Canada, Japan, Mexico and South Korea, the latter application in South Korea recently allowed. The patent applications have a filing date of November 22, 2016.

●	Obesity - a family of patent applications which pertains to the use of A3AR ligand for reducing level of adipocytes and specifically, for treating obesity. This family includes a patent application in Israel and a PCT application claiming priority from this Israeli application. The PCT patent application has a filing date of January 6, 2020 while the Israeli patent application has a filing date of January 6, 2019.

●	Cannabinoids – an Israeli patent application pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This Israeli patent application has a filing date of January 16, 2020 and will serve as a priority document to an International PCT application due to be filed no later than January 16, 2021.

●	PD-1/PD-L1 - an Israeli patent application pertaining to the use of PD-1/PD-L1 axis inhibitor in combination with an A3AR. This Israeli patent application has a filing date of January 29, 2020 and will serve as a priority document to an International PCT application due to be filed no later than January 29, 2021.

We currently hold an exclusive license from Leiden University of the Netherlands to a family of patents and patent applications that relate to the allosteric modulators of the A3AR, which includes the allosteric modulator CF602. This exclusive license relates to patents that were granted in the United States, China, Japan, South Korea, India and in Europe (validated in, Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and United Kingdom). These granted patents are set to expire in 2028.

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction, including but not limited to psoriasis, rheumatoid arthritis, HCC and NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as erectile dysfunction, Crohn’s disease, oncological diseases and viral diseases, such as the JC virus, and obesity.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the rheumatoid arthritis and psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, and Bristol-Myers. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Allergan, Intercept, and Madrigal. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer.

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

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via IV and have potential side effects. Recently, a new oral small molecule inhibitor of phosphodiesterase 4, Celgene’s Otezla, has gained sizable market share as a result in part due to its convenience of oral dose and comparable efficacy to the biologic drugs. In January 2015, the FDA approved Cosentyx (secukinumab) by Novartis. In March 2016, the FDA approved Taltz (ixekizumab) by Eli Lilly. The psoriasis drug market is forecast to grow to $11.3 billion by 2025, according to estimates of iHealthcareAnalyst.

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

Namodenoson for the Treatment of NASH

Rates of NAFLD and NASH are increasing in the United States in concert with increasing rates of obesity and diabetes. In fact, NASH is now the third leading cause of liver transplant in the United States. It is estimated that 17-33% of Americans have fatty liver, with approximately one-third going on to develop NASH. NASH is believed to affect 2-5% of adult Americans. Despite the progression of several interesting clinical-stage candidates by companies such as Gilead, Genfit, Madrigal, Conatus, Galmed, Allergan and Intercept as well as others, there are currently no FDA approved treatment options for NASH. In February 2019, Intercept announced positive topline results in its pivotal Phase 3 results of its NASH drug and filed for approval in September 2019. The U.S. FDA Prescription Drug User Fee Act, or PDUFA action date for obeticholic acid is in June 2020.

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

Insurance

We maintain insurance for our offices and laboratory in Petah-Tikva, Israel. Our insurance program covers approximately $0.85 million of equipment and lease improvements against risk of loss. In addition, we maintain the following insurance: employer liability with coverage of approximately $5.7 million; third party liability with coverage of approximately $0.87 million; fire insurance coverage of approximately $0.43 million; natural disaster coverage of approximately $1.3 million; all risk coverage of approximately $0.02 million for electronic equipment and machinery insurance for laboratory refrigerators; and directors’ and officers’ liability insurance with coverage of $20.0 million per claim and $20.0 million in the aggregate and also D&O Side A DIC insurance with coverage of $5.0 million per claim and in the aggregate.

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

Preclinical tests include in vitro and in vivo evaluation of the product candidate, its chemistry, formulation and stability, and animal studies to assess potential safety and efficacy. Certain preclinical tests must be conducted in compliance with good laboratory practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. After laboratory analysis and preclinical testing, a sponsor files an IND application including the results of the preclinical testing, manufacturing information and analytical data, with FDA. An IND is a request for authorization from FDA to administer an investigational new drug or biological product to humans.to begin human testing. An IND becomes effective 30 days after FDA receives it, unless the FDA notifies the sponsor that the clinical trial is subject to a clinical hold. FDA also may impose a clinical hold at any time during a clinical trial. A sponsor may not proceed with a clinical trial that is subject to a clinical hold until the clinical hold has been lifted.

Typically, a manufacturer conducts a three-phase human clinical testing program which itself is subject to numerous laws and regulatory requirements, including good clinical practice requirements, or GCP, which include adequate monitoring, reporting, record keeping and informed consent. In Phase I, small clinical trials are conducted, typically in healthy human volunteers, to determine the safety and proper dose ranges of product candidates. In Phase II, clinical trials are conducted in patients with the targeted disease or condition to assess safety and gain preliminary evidence of the efficacy of product candidates. In Phase III, clinical trials are conducted in an expanded population of patients with the targeted disease or condition to further evaluate clinical efficacy and safety. Phase III trials are designed to provide sufficient data for the statistically valid evidence of safety and efficacy to support approval, and if approved, the basis for product labeling. Post-approval studies, sometimes referred to as Phase 4 trials, may be conducted, voluntarily or as a condition of approval, after initial product approval to obtain additional information about the drugs risks and benefits in patients with the targeted disease or condition. The time and expense required for us to perform this clinical testing can vary and is substantial. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board responsible for approving and monitoring the clinical trials at a given site, the Data Safety Monitoring Board, where one is used, or we may suspend the clinical trials at any time on various grounds, including a finding that subjects or patients are exposed to unacceptable health risk.

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

The purpose of the NDA is to provide the FDA with sufficient information so that it can assess whether it ought to approve the candidate product for marketing for specific intended uses. Under PDUFA, the submission of an NDA requires the payment of substantial user fees, unless a waiver is granted.

The NDA normally contains, among other things, sections describing the chemistry, manufacturing, and controls, non-clinical pharmacology and toxicology, human pharmacokinetics and bioavailability, microbiology, the results of the clinical trials, and the proposed labeling which contains, among other things, the intended uses of the candidate product. FDA reviews the information submitted under the NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is compliant with cGMP requirements to assure and preserve the product’s identity, strength, quality and purity. Before accepting an NDA for filing, FDA conducts a preliminary review of the NDA, within 60 days of submission, to determine whether it is sufficiently complete to permit substantive review. Generally, under PDUFA guidelines, FDA has a goal of ten months from the date of acceptance of a standard NDA for a new molecular entity to review and act on the submission. Because of the 60 day review FDA is permitted prior to accepting an NDA for filing, this review typically takes 12 months from the date the NDA is submitted to FDA.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

Manufacturers cannot take any action to market any new drug or biologic product in the United States until an appropriate marketing application has been approved by the FDA. The FDA has substantial discretion over the approval process and may disagree with a manufacturer’s interpretation of the data submitted. The process may be significantly extended by requests for additional information or clarification regarding information already provided. As part of this review, the FDA may refer the application to an appropriate advisory committee. An advisory committee is a panel comprised of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether an application should be approved and under what conditions. FDA is not bound by the recommendations of an advisory committee; however, it takes into consideration the advisory committee’s recommendations when making decisions., typically a panel of clinicians. As part of the approval process, FDA determines whether the manufacturer’s facilities and manufacturing processes are in compliance with cGMP requirements and sufficient to ensure consistent production of the product within required specifications. Prior to approving an NDA, FDA also may inspect one or more clinical trial sites to assure compliance with GCP requirements.

Following the completion of its evaluation of an NDA, FDA will issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercialization of the drug for specified indications. A CRL informs the manufacturer that the review cycle for an application is complete and that the application is not ready for approval in its present form. A CRL typically identifies specific deficiencies in the NDA that may require additional clinical data or other significant requirements related to clinical trials or manufacturing. If FDA issues a CRL, the manufacturer must resubmit the NDA with all deficiencies addressed or withdraw the NDA. Even if all requested data and information are submitted, FDA ultimately may not approve the NDA.

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

Even after we obtain FDA approval, we may be required to conduct further clinical trials (i.e., Phase IV trials) and provide additional data on safety and effectiveness. FDA also may impose other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, designed to ensure the safe use of the drug. A REMS could include, among other things, medication guides, physician communication plans, restricted distribution methods, and patient registries. Any of these limitations on approval or marketing could restrict our ability to successfully commercialize products.

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

Orphan Drug Designation

Pursuant to the Orphan Drug Act, FDA may grant special status, or orphan designation, to a drug intended to treat a rare disease or condition, which is a defined as a disease or condition that affects fewer than 200,000 individuals in the United States, or there is no reasonable expectation that the sales of the product will offset the cost of developing and making the drug available in the United States. A request for orphan drug designation must be filed before the NDA is filed. Following the grant of orphan designation, FDA will publicly disclose the identity of the therapeutic drug candidate and its potential orphan use. Orphan designation does not shorten the duration of the regulatory review and approval process. The fact that the FDA has designated a drug as an orphan drug for a particular intended use does not mean that the drug has been approved for marketing. Only after an NDA has been approved by the FDA is marketing appropriate.

If a drug candidate with orphan designation subsequently receives the first FDA approval for the disease or condition for which it has orphan designation, the drug is entitled to a seven-year period of market exclusivity subject to certain exceptions (e.g., clinical superiority of a subsequent product). This means that FDA may not approve another drug application authorizing another manufacturer to market the same drug for the same indication for seven years. This does not preclude competitors from receiving approval of the same product that has orphan exclusivity for a different indication or a different product for the same indication for which the orphan product has exclusivity. The orphan designation of a drug also provides the sponsor with certain financial incentives including tax credits, waiver of PDUFA fees, and access to certain grant funding for orphan products.

In February 2012, the FDA granted orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. Subsequently, in October 2015, the EMA granded Namodenoson orphan drug designation for the treatment of HCC. See “tem 4. Information on the Company—B. Business—Overview—Namodenoson.”

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014 was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a “regulation” that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which is connected to the functioning of the new E.U. Clinical Trials Database and has therefore been postponed several times. Currently, an audit of the test database is scheduled for end-2020, so the applicability of the Clinical Trials Regulation cannot be expected to occur in 2020.

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

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substance Law — 1993, the Ministry of the Environment may grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until January 2020 and is in the process of being renewed.

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 31, 2019 and is in the process of being renewed. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 25, 2020.

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

C. Organizational Structure

Our corporate structure consists of Can-Fite and three wholly owned subsidiaries, all of which are inactive: Ultratrend Limited, incorporated in England and Wales, Eye-Fite Limited, incorporated in Israel (which is in the process of being wound up), and Can-Fite Biopharma Europe, incorporated in France.

D. Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company. Pursuant to a verbal agreement with the lessor, the lease expires on December 31, 2020. The Petah-Tikva headquarters consists of approximately 300 square meters of space. Lease payments are approximately NIS 20,447, or $5,318, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

Overview

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the world rheumatoid arthritis market size is predicted to generate revenues of $50.5 billion by 2025 and the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson for the treatment of (i) rheumatoid arthritis to KD, for South Korea, (ii) psoriasis and rheumatoid arthritis to Cipher, for Canada, (iii) rheumatoid arthritis and psoriasis to Gebro for Spain, Switzerland and Austria, (iv) rheumatoid arthritis and psoriasis to CMS Medical, for China (including Hong Kong, Macao and Taiwan), and (v) psoriasis to Kyongbo; and

●	Namodenoson for the treatment of (i) liver cancer and NASH to CKD for South Korea, and (ii) advanced liver cancer and NAFLD/NASH to CMS Medical for China (including Hong Kong, Macao and Taiwan).

On September 10, 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 in two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO was appointed to our Board in December 2019. On February 17, 2020, we entered into an amendment to the collaboration agreement pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, we agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of $200,000 per indication. On February 27, 2020, Golan Bitton resigned from our board of directors, effective immediately.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis with an interim analysis expected to be released in the fourth quarter of 2020, (ii) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with data release expected in April 2020, (v) investigating Piclidenoson for the treatment of coronavirus, (vi) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vii) co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2019, we had an accumulated deficit of approximately $110.2 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2019, we had approximately $2.7 million of cash and cash equivalents. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with Kwang Dong, Cipher, CKD, Gebro, CMS Medical and Kyongbo, and our historic out-licensing agreement with SKK.

Under the Kwang Dong License Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong License Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for Kwang Dong’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. Under the terms of the Kwang Dong License Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. To date, we have received a total of $500,000 from Kwang Dong in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $3,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

In August 2019, we entered into a License and Distribution Agreement with Kyongbo. Under the terms of agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	ACRobat Phase III study in rheumatoid arthritis	Interim analysis expected to be released in the fourth quarter of 2020
	COMFORT Phase III study in psoriasis	Enrolling patients to the study
	Being investigated for treatment of coronavirus	Compassionate use application submitted to the Institutional Review Board at Rabin Medical Center

Namodenoson	Phase III in HCC	Preparing to commence trial
	Phase II study in NASH	Top-line results expected in April 2020

Cannabinoid-Based Pharmaceuticals	Co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2017, 2018 and 2019; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2017	2018	2019	Inception
Piclidenoson	1,894	2,987	7,348	33,710
Namodenoson	1,827	1,103	2,217	10,775
CF602	15	276	20	1,703

Other projects	-	-	201	1,930
Total gross direct project costs (1)	3,736	4,366	9,585	48,118

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2019, we have incurred research and development expenses of approximately $110.7 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Functional and Presentation Currency

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of our functional currency and decided to change our functional and presentation currency to the U.S. dollar from the NIS effective January 1, 2018. These changes were based on an assessment by our management that the U.S. dollar is the primary currency of the economic environment in which we operate.

In determining the appropriate functional currency to be used, we followed the guidance in International Accounting Standard 21 - The Effects of Changes in Foreign Exchange Rates, or IAS 21, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, we are incurring and expect to continue to incur a majority of our expenses in U.S. dollars as a result of our expanded clinical trials including Phase III trials. These changes, as well as the fact that the majority of our available funds are in U.S. dollars, our principal source of financing is the U.S. capital market, and all of our budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

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

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). We estimate these services will be spread over a period of 24 quarters.

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

Our net loss for the year ended December 31, 2019 and 2018 included finance income in the amount of $0, for each of the years, in connection with the above-mentioned warrants.

Recently Issued Accounting Pronouncements

IFRS 16 - Leases:

In January 2016, the IASB issued IFRS 16, “Leases”, or IFRS 16. According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the new standard are as follows:

●	According to IFRS 16, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index, or CPI, or interest rates, but are based on performance or use are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

●	IFRS 16 includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of IFRS 16. Accordingly, the effect of the adoption of IFRS 16 at the beginning of the earliest period presented will be recorded in equity. Also, we will restate the comparative data in its financial statements. Under this approach, the balance of the liability as of the date of initial application of IFRS 16 will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest on the commencement date of the lease will be used.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of IFRS 16 will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial application of IFRS 16. As for the measurement of the right-of-use asset, we may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

●	Recognize an asset in an amount equal to the lease liability, with certain adjustments.

●	Recognize an asset as if the new standard had always been applied.

Any difference arising on the date of first-time is recorded in equity.

The Company adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (January 1, 2019), without restatement of comparative figures.

On initial application of IFRS 16, the Company recognized right-of-use assets and lease liabilities in relation to leases of motor vehicles. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The Company’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 13%. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. The Company had no liability in respect of operating leases in the financial statements as of December 31, 2018.

The following table presents the impact of applying IFRS 16 on the consolidated statement of financial position as at January 1, 2019 (see also NOTE 14):

	Under previous policy	The change	Under IFRS 16
	US Dollars in thousands
Non-current assets:
Right to use asset	-	19	19

Current liabilities:
Lease liability - current	-	(9)	(9)

Non-current liability:
Lease liability – non current	-	(10)	(10)

Recent Offerings

On January 24, 2017, we sold to certain institutional investors providing for the issuance of an aggregate of 166,667 ADSs in a registered direct offering at $30.00 per ADS resulting in gross proceeds of $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 83,333 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $33.75 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $360,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 8,333 ADS on the same terms as the warrants except they have a term of five years.

On March 13, 2018, we sold to certain institutional investors providing for the issuance of an aggregate of 222,222 ADSs in a registered direct offering at $22.50 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 166,667 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $30.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 11,111 ADS on the same terms as the warrants except they have a term of five years.

On January 18, 2019, we sold to a single institutional investor an aggregate 149,206 ADSs in a registered direct offering at $15.75 per ADS, resulting in gross proceeds of $2,350,000. In addition, we issued to the investor unregistered warrants to purchase 149,206 ADSs in a private placement. The warrants are immediately exercisable from the date of issuance for a period of five and a half years and have an exercise price of $19.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $191,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,460 ADS on the same terms as the warrants except they have a term of five years.

On April 4, 2019, we sold to certain institutional investors an aggregate 328,205 ADSs in a registered direct offering at $9.75 per ADS, resulting in gross proceeds of $3,200,001. In addition, we issued to the investors unregistered warrants to purchase 328,205 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $12.90 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $242,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 16,410 ADS on the same terms as the warrants except they have a term of five years.

On May 22, 2019, we sold to certain institutional investors an aggregate of 1,500,000 ADSs in a registered direct offering at $4.00 per ADS, resulting in gross proceeds of $6,000,000. In addition, we issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 ADSs in a private placement. The warrants are immediately exercisable and will expire five and one-half years from issuance at an exercise price of $4.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $410,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 75,000 ADS on the same terms as the warrants except they have a term of five years.

On January 9, 2020, we entered into warrant exercise agreements, or the Exercise Agreements, with several accredited investors who are the holders, or the Holders, of warrants issued in September 2015, October 2015, March 2018, January 2019, and April 2019 or the Public Warrants, to purchase our ordinary shares, represented by ADS, pursuant to which the Holders agreed to exercise in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from $12.90 to $78.75 per ADS issued by us, at a reduced exercise price of $3.25 per ADS, resulting in gross proceeds of approximately $2.4 million. Closing occurred on January 13, 2020. Under the Exercise Agreements, we also issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

On February 12, 2020, we sold to certain institutional investors an aggregate of (i) 1,825,000 units, orUnits, each Unit consisting of one ADS, and one warrant to purchase one ADS, or the Warrant, at a price of $1.50 per Unit, and (ii) 1,508,334 pre-funded units, or the Pre-funded Units, each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS, or the Pre-funded Warrant, and one Warrant, at a price of $1.49 per Pre-funded Unit, in a public offering, resulting in gross proceeds of approximately $4,200,000. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. We paid an aggregate of $315,000 in placement agent fees and expenses and issued placement agent warrants to purchase 250,000 ADS on the same terms as the warrants except they have a term of five years and have an exercise price of $1.875.

A. Results of Operations

Comparison of the Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $2.0 million, a decrease of $1.8 million, or 47.3%, compared to $3.8 million for the year ended December 31, 2018. The decrease in revenue was mainly due to the recognition of $2 million advance payment received in August 2018 under the distribution agreement with CMS medical center.

Research and development expenses

Research and development expenses for the year ended December 31, 2019 were $10.9 million, an increase of $4.9 million, or 81.6%, compared to $6.0 million for the year ended December 31, 2018. Research and developments expenses for the year ended 2019 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

General and administrative expenses

General and administrative expenses were $3.0 million for the year ended December 31, 2019 a decrease of $0.1 million, or 3.1%, compared to $3.1 million for the year ended December 31, 2018. The decrease is primarily due to the decrease is primarily due to a decrease in investor relations expense and a decrease in salary and related expenses which was partly offset by an increase in insurance expenses. We expect that general and administrative expenses will remain at the same level through 2020.

Financial income, net

Financial income, net for the year ended December 31, 2019 aggregated $2.4 million compared to $1.1 million of financial expense, net for the year ended December 31, 2018. The decrease in financial expense, net was mainly due to decrease in a loss from short-term investment revaluation and increase in income from changes in fair value of warrants liability exercisable into shares.

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

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were $6.0 million, an increase of $0.9 million, or 19%, compared to $5.1 million for the year ended December 31, 2017. Research and developments expenses for the year ended 2018 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2019, we had approximately $2.7 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2020, we raised approximately $2.4 million from the exercise of warrants and in February 2020, we raised approximately $5 million in a follow-on public offering, Additionally, in March 2020, we received gross proceeds of approximately $1 million from the partial exercise of warrants from the February 2020 offering.

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

Net cash used in operating activities was $10.8 million for the year ended December 31, 2019, compared with net cash used in operating activities of $4.1 million and $8.79 million for the years ended December 31, 2018 and 2019, respectively. The $6.7 million increase in the net cash used in operating activities during 2019, compared to 2018, was primarily the result of an increase in net loss of $3 million, increase in changes in fair value of warrants liability exercisable into shares of $3 million and decrease in other account payables of $0.6 million. The $4.8 million decrease in the net cash used in operating activities during 2018, compared to 2017, was primarily the result of an increase in accounts receivable, prepaid expenses and lease deposit, an increase in deferred revenues and a change in fair value of short-term investment.

Net cash used in investing activities for the year ended December 31, 2019 was $0.25 million compared to net cash used in investing activities of $0.03 million for the years ended December 31, 2018 and December 31, 2017. The changes in cash flows from investing activities during 2019 is due to increase in other receivables of $0.25 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $10.1 million, compared to $4.4 million for the year ended December 31, 2018 and $4.5 million of net cash provided by financing activities for the year ended December 31, 2017. The increase in net cash provided by financing activities during 2019 compared to 2018 was due to increase in issuance of shares and warrants, net of issuance expenses. In January 2017, we raised gross proceeds of $5.0 million in a registered direct offering, and in March 2018, we raised gross proceeds of approximately $5 million in a registered direct offering, and in January, April and May 2019, we raised gross proceeds of approximate $10.1 million in registered direct offerings.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the end of the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

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

D. Trend Information

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

F. Contractual Obligations.

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations

Leiden University milestones(1)	100,992	11,222	89,773	-	-
Car lease obligations	82,692	38,125	44,567	-	-

Total	183,684	49,347	134,340	-	-

(1)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2019.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Ilan Cohn, Ph.D.	64	Chairman of the Board

Pnina Fishman, Ph.D.	71	Chief Executive Officer, Director

Motti Farbstein	56	Chief Operating and Financial Officer

Sari Fishman, Ph.D.	48	VP of Business Development

Guy Regev	50	Director, Audit Committee and Compensation Committee member

Abraham Sartani, M.D.	73	Director

Israel Shamay	55	Director, Audit Committee and Compensation Committee member

Yaacov Goldman	64	Director, Audit Committee and Compensation Committee member

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

Yaacov Goldman. Yaacov Goldman has served as external director since August 2017. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Avgol Industries 1953 Ltd., Mivne Real Estate (K.D) Ltd., Fattal Properties (Europe) Ltd. and Prashkovsky Investments and Construction Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group for the year ended December 31, 2019. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2019, in addition to the seven members of the Board of Directors (including the Company’s Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 9 persons	1,069

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2019.

Name and Position	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
	(USD in thousands)
Pnina Fishman Chief Executive Officer	365	(1)	-	69	14	448

Motti Farbstein Chief Financial Officer	195	(2)	-	67	15	277

Sari Fishman VP Business Development	148	(2)	-	50	13	211

Yaacov Goldman External Director	35	(3)	-	5	-	40

Guy Regev External Director	35	(3)	-	5	-	40

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2019 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 of our financial statements.

(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 48,721 or $14,097 (based on the exchange rate reported by the Bank of Israel on December 31, 2019), and payment of NIS 3,256 or $942 (based on the exchange rate reported by the Bank of Israel on December 31, 2019) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 108,360 or $31,426 (based on the exchange rate reported by the Bank of Israel on December 31, 2019) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, we have granted her options to purchase an aggregate of 707,200 ordinary shares, of which (i) 2,680,000 options to purchase 107,200 ordinary shares have an exercise price of NIS 0.644 per option or $0.18 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), are fully vested and expire on January 13, 2021, (ii) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $1.03 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over three years commencing October 22, 2015, and expire on October 22, 2025, and (iii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.68 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over three years commencing January 7, 2019, and expire on January 7, 2029.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Operating and Financial Officer. Mr. Farbstein’s current gross monthly salary is NIS 52,000 or $15,046 (based on the exchange rate reported by the Bank of Israel on December 31, 2019). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of December 31, 2019, we have granted him options to purchase an aggregate of 478,000 ordinary shares, of which (i) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.11 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), are fully vested, and expire on May 2, 2022, (iv) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.09 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019) are fully vested, and expire on March 20, 2023, (v) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.35 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (vi) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.25 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026, (vii) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.73 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over four years commencing December 28, 2017 and expire on December 28, 2027, and (viii) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.68 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2019), vesting on a quarterly basis over four years commencing January 7, 2019 and expire on January 7, 2029.

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

Election of Directors and Terms of Office

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13. The Board of Directors is presently comprised of six members.

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors shall expire at the first annual general meeting of our shareholders to be held in 2020 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders to be held in 2020, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the Board of Directors is hereafter changed, the then-serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2020; Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2021; and Dr. Pnina Fishman and Mr. Guy Regev serves as our Class III Directors until the close of the annual meeting to be held in 2022.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of the Company’s then issued and outstanding share capital.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director (if required), as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

On August 1, 2017, at an annual general meeting of our shareholders Yaacov Goldman was elected to serve as one of our external directors for a three-year term ending July 31, 2020. Yaacov Goldman may be re-elected for another three-year term. On December 27, 2017, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 26, 2020 as one of our external directors. Israel Shamay may be re-elected for another three-year term. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

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

The term office holder is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager, director, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

External and Independent Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded, either within or outside of Israel, are required to include at least two members who qualify as external directors.

External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	the majority of the shares that are voted at the meeting, shall include at least a majority of the shares held by non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; Anyone with a personal interest will be subject to the provisions of section 276, mutatis mutandis; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholderof the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

A person may not serve as an external director of a company if (i) such person is a relative of a controlling shareholder of a company or (ii) at the date of such person’s appointment or within the prior two years, such person, such person’s relative, partner, employer or any entity under such person’s control or anyone to whom such person is subordinate, whether directly or indirectly, has or had any affiliation with (a) the company, (b) the controlling shareholder or his relative, at the time of such person’s appointment or (c) any entity that is either controlled by the company or by its controlling shareholder at the time of such appointment or during the prior two years. If a company does not have a controlling shareholder or a group of shareholders who have a control block entitling them to vote at least 25% of the votes in a shareholders meeting, then a person may not serve as an external director if, such person or such person’s relative, partner, employer or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the chairman of our Board of Directors, chief executive officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the chief financial officer of the company.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “— Audit Committee” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the Board of Directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, such shareholder approval must fulfill one of the following requirements:

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

D. Employees.

As of December 31, 2019, we had eight employees, three of whom were employed in management and administration, four of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 15, 2020 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 263,181,243 ordinary shares outstanding as of March 15, 2020 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2020, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**

Senior Management and Directors
Ilan Cohn, Ph.D.	163,567	(1)	**
Pnina Fishman, Ph.D.	695,633	(2)	**
Motti Farbstein	266,757	(3)	**
Sari Fishman, Ph.D.	239,875	(4)	**
Guy Regev	64,240	(5)	**
Abraham Sartani, M.D.	34,000	(6)	**
Israel Shamay	30,000	(7)	**
Yaacov Goldman	30,000	(7)	**
Senior Management and Directors as a group (9 persons)	1,524,072		**
Holders of more than 5% of our voting securities
UNV Medicine Ltd. (8)	19,136,981		7.3%

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2019.

**	Denotes less than 1%

(1)	Represents (i) 133,567 ordinary shares, and (ii) 30,000 options to purchase 30,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.85 per option and expire on November 8, 2027. Excludes 18,000 options to purchase 18,000 ordinary shares that vest in more than 60 days from March 15, 2020.

(2)	Represents (i) 263,433 ordinary shares, (ii) 2,680,000 options to purchase 107,200 ordinary shares at an exercise price of NIS 0.644 per option or $0.18 per option and expiring on January 13, 2021, (iii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $1.03 per option and expire on October 22, 2025 and (iv) 125,000 options to purchase 125,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.68 per option and expire on January 7, 2029. Excludes 275,000 options to purchase 275,000 ordinary shares that vest in more than 60 days from March 15, 2020.

(3)	Represents (i) 1,257 ordinary shares, (ii) 200,000 options to purchase 8,000 ordinary shares, of which (1) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.11 per option and expire on May 2, 2022, and (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.09 per option and expire on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.35 per option and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.25 per option and expire on February 18, 2026, (v) 140,625 options to purchase 140,625 ordinary shares at an exercise price of NIS 2.513 per option or $0.73 per option and expire on December 28, 2027 and (vi) 46,875 options to purchase 46,875 ordinary shares at an exercise price of NIS 2.344 per option or $0.68 per option and expire on January 7, 2029. Excludes 212,500 options to purchase 212,500 ordinary shares that vest in more than 60 days from March 15, 2020.

(4)	Represents (i) 200,000 options to purchase 8,000 ordinary shares, of which (1) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.11 per option and expire on May 2, 2022, and (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.09 per option and expire on March 20, 2023, and (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.35 per option and expire on March 18, 2025, (iii) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.25 per option and expire on February 18, 2026, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.06 per option and expire on March 30, 2027, (v) 84,375 options to purchase 84,375 ordinary shares at an exercise price of NIS 2.513 per option or $0.73 per option and expire on December 30, 2027, and (vi) 37,500 options to purchase 37,500 ordinary shares at an exercise price of NIS 2.344 per option or $0.68 per option and expire on January 7, 2029. Excludes 168,125 options to purchase 168,125 ordinary shares that vest in more than 60 days from March 15, 2020.

(5)	Represents (i) 24,240 ordinary shares, (ii) 250,000 options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.17 per option and expire on May 2, 2023, (iii) 30,000 options are exercisable into 30,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.85 per option and expire on December 28, 2027. Excludes 18,000 options to purchase 18,000 ordinary shares that vest in more than 60 days from March 15, 2020.

(6)	Represents (i) 100,000 options to purchase 4,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.17 per option and expire on August 14, 2022, and (ii) 30,000 options to purchase 30,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.85 per option and expire on November 8, 2027. Excludes 18,000 options to purchase 18,000 ordinary shares that vest in more than 60 days from March 15, 2020.

(7)	Represents 30,000 options to purchase 30,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.85 per option and expire on November 8, 2027. Excludes 18,000 options to purchase 18,000 ordinary shares that vest in more than 60 days from March 15, 2020.

(8)	UNV Medicine Ltd. is controlled by Univo, an Israeli public company whose shares are listed on the Tel-Aviv Stock Exchange. Mr. Golan Bitton, member of the board of the Company, holds 22.85% of the voting power of Univo (17.27% on a fully diluted basis) and may be deemed the controlling shareholder of Univo. Mr. Bitton disclaims beneficial ownership of these securities.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 30 ordinary shares. As of March 23, 2020, BNY held 182,463,300 ordinary shares representing approximately 69% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

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

As of December 31, 2019, options to purchase an aggregate of 2,673,400 ordinary shares, par value NIS 0.25, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2019, 3,710,025 options to purchase 148,400 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of March 15, 2020, 148,400 options to purchase 148,400 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 3.573 and NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 2,500,000 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2019, 2,525,000 options to purchase 2,525,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of March 15, 2020, options to purchase 1,129,690 ordinary shares, par value NIS 0.25, were fully vested.

To the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 15, 2020. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge the significant changes in the percentage of ownership held by our major shareholders reported in our Annual Reports on Form 20-F during the past three have been (i) the decrease in 2016 below 5%, the increase above 5% in 2018 and the later decrease below 5% in the percentage ownership held by Sabby Management, LLC, (ii) the increase in 2018 above 5%, the later decrease below 5% and the increase above 5% in 2019 in the percentage ownership held by Anson, (iii) the increase in 2019 above 5% in the percentage ownership held by Meitav Dash and the subsequent decrease below 5%, and (iv) the increase in 2019 above 5% in the percentage ownership held by Capital Point and the subsequent decrease below 5%.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 15, 2020. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2019, 2018 and 2017, Ms. Harpaz received salary, bonus and benefits totaling approximately $141,000, $164,000 and $150,000, respectively, and during fiscal years 2019 and 2017 we awarded to Ms. Harpaz options to purchase 70,000 and 125,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

Capital Point

We entered into an agreement with Capital Point as further described below. See “Item 8 A.—Consolidated Financial Statements and Other Financial Information—Legal Matters”.

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

Capital Point

On May 23, 2019, we received a letter on behalf of Capital Point Ltd., or Capital Point, stating that Capital Point acquired shares of us representing more than 5% of our outstanding share capital and requesting that we convene a shareholders’ meeting in order to replace the members of our board of directors.

On June 11, 2019, we responded to the letter informing Capital Point that, among other things, under the Articles of Association of the Company and the Companies Law, 5759-1999, the appointment of members of the board of directors may only be made at the annual meeting of shareholders, and that accordingly, we do not intend to convene a shareholders’ meeting as requested by Capital Point.

On June 18, 2019, we filed a lawsuit against Capital Point, its co-CEOs, Shay Itzhak Lior and Yossi Tamar, its Chairman, Dr. Shuki Gleitman, and its major shareholders, Shir Roichman and Yehuda Kahane, in the District Court of Tel Aviv. The lawsuit alleged that Capital Point engaged in improper conduct in its attempt to exert control over us by, among things, unlawfully requesting that we convene a shareholders’ meeting to replace our directors. In the lawsuit, we seek damages of NIS 40 million (approximately $11.1 million).

In a related lawsuit, on June 13, 2019, Capital Point initiated legal proceedings in the District Court of Tel Aviv to compel us to convene a special shareholders’ meeting no later than July 18, 2019 and to direct us to make no changes in our capital structure, including not issuing any securities, prior to the record date of such meeting. On June 30, 2019, the District Court issued a decision compelling us to convene a special shareholders’ meeting to replace our directors. The District Court temporarily stayed execution of the decision and on July 9, 2019, we filed an appeal to the Supreme Court together with a motion to stay execution of the District Court decision pending a decision on the appeal. The Supreme Court granted our motion to stay execution of a District Court decision. During the period of the stay, the Supreme Court required that if there is an additional fundraising by us, then certain participation rights be granted. A hearing on the appeal was scheduled for December 16, 2019.

Separately, on August 1, 2019, we received an additional letter from Capital Point requesting, among other things, that we convene a shareholders’ meeting in order to amend our articles of association, replace the members of the board of directors in accordance with the proposed amendment, dismiss our Chief Executive Officer and appoint a replacement Chief Executive Officer, and appoint an accounting firm to conduct an investigative audit. On August 21, 2019, we responded to Capital Point rejecting their requests. Subsequently, on August 28, 2019, Capital Point filed an emergency motion with the District Court of Tel Aviv to compel us to convene a special shareholders’ meeting and to schedule an emergency hearing. On August 30, 2019, the District Court rejected Capital Point’s motion for an emergency hearing, provided us until September 15, 2019 to respond, and gave Capital Point until September 8, 2019 to reconsider its motion to the court. On September 11, 2019, Capital Point filed a motion for a preliminary injunction and a temporary injunction against us and Univo, seeking to prevent us from executing transactions under the previously announced collaboration agreement with Univo and in particular to prevent us from issuing ordinary shares to Univo in accordance with the collaboration agreement. On the same day, the District Court granted a temporary injunction on an ex parte basis, as requested by Capital Point, until a hearing on the matter is held, which was scheduled for September 18, 2019. The transaction with Univo was consummated on September 10, 2019 and the ordinary shares were issued to Univo in accordance with the collaboration agreement prior to the filing of the motion.

On October 7, 2019, we entered into an agreement, or the Capital Point Agreement, with Capital Point. Pursuant to the Capital Point Agreement, we agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed $1.3 million. Under the Capital Point Agreement, we and Capital Point agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdraws its notices to call a shareholders’ meeting. In addition, Capital Point agreed to appear in person or by proxy at our 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by our board for the approval of its shareholders. Further, for a period of five years following the date of the Capital Point Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Capital Point Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions.

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

B. Significant Changes

See “Note 19:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2019.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the TASE under the symbol “CFBI” since October 2005.

ADSs

On October 2, 2012, our ADSs began trading OTC in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.” One ADS represents thirty (30) ordinary shares. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for a description of the rights attaching to our ADSs. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for a description of the rights attaching to our ADSs.

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

Election of Directors

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13. The Board of Directors is presently comprised of six members.

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors shall expire at the first annual general meeting of our shareholders to be held in 2020 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders to be held in 2020, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the Board of Directors is hereafter changed, the then-serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2020; Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2021; and Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2022.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of the Company’s then issued and outstanding share capital.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director (if required), as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding, the approval of a merger by a shareholders meeting of an Israeli merging company, which was established prior to the commencement of the Israeli Companies Law on 1999, requires the affirmative vote of at least 75% of the shares present and voting at a shareholders meeting, excluding abstentions.

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

OphthaliX Merger Agreement

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

Employment and Consulting Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consulting Agreements”.

Univo Agreement

On September 10, 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 through two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO, served as an observer to our board of directors until his appointment to our board of directors on December 18, 2019. On February 27, 2020, Golan Bitton resigned from the Company’s board of directors, effective immediately.

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

Any dividend distributed by Eye-Fite to OphthaliX will be taxed in Israel in accordance with paragraph 125b(5) of the Israeli Tax Ordinance.

A description of the terms of the pre-ruling is also included in the notes to the financial statements.

Tax Benefits and Grants for Research and Development

According to section 20A of the Israeli tax Ordinance, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the Office of the Chief Scientist, or the OCS, of the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the funding of the scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends paid shall be 12.5% in the event that the U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, and no more than 25% of the gross income of our income in such prior taxable year (if any) consists of interest or dividends (excluding interest derived from the conduct of a banking, insurance, or financing business or interest received from subsidiary corporations, 50 percent or more of the outstanding shares of the voting stock of which is owned us at the time such dividends or interest is received). Note that 12.5% tax on dividend shall not apply in the event the dividend derives from income that is entitled to the reduced tax rate applicable to an approved enterprise under Israel’s Encouragement of Capital Investments Law (1959) (In such case, 15% tax rate shall apply).

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

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares,ADSs, Warrants, and Pre-funded Warrants by U.S. Holders (as defined below) that hold such ordinary shares, ADSs, Warrants, or Pre-funded Warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as (1) a bank, insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares, ADSs, Warrants, or Pre-funded Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a retirement plan or tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power or value (including by treating U.S. Holders of Warrants, Pre-funded Warrants, or other options to acquire our ordinary shares or ADSs as owning such ordinary shares or ADSs). Additionally, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences. In addition, this discussion assumes that a U.S. Holder will not be entitled to a fractional share upon the exercise of a Warrant or Pre-funded Warrant.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or that has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

This summary is not intended to be, and should not be considered to be, legal or tax advice. Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Holders, except to the limited extent discussed below. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of their ordinary shares, ADSs, Warrants, or Pre-funded Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Holders

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2019. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Tax Characterization of Pre-funded Warrants. Although the appropriate characterization of Pre-funded Warrants under the tax law is unsettled, it is likely that the Pre-funded Warrants will be treated as a class of our ordinary shares for U.S. federal income tax purposes. However, it is possible that the IRS could treat the Pre-funded Warrants as warrants to acquire our ADSs. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in our Pre-funded Warrants.

Allocation of Purchase Price and Characterization of Units. Each Unit and Pre-funded Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ADS (or Pre-funded Warrant, as the case may be), and one Warrant to purchase one ADS. For U.S. federal income tax purposes, each U.S. Holder must allocate the purchase price of a Unit or Pre-funded Unit between that ADS (or Pre-funded Warrant, as applicable), and one Warrant based on the relative fair market value of each at the time of issuance. The purchase price allocated to each ADS, Pre-funded Warrant, and Warrant generally will be the U.S. Holder’s tax basis in such security, as the case may be. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for a Unit or Pre-funded Unit.

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Holder will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those shares or ADSs. If we were to pay dividends, we expect to pay such dividends in NIS with respect to the shares and in U.S. dollars with respect to ADSs. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Holder’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Adjustments with respect to Warrants and Pre-funded Warrants. The terms of the Warrants and Pre-funded Warrants provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Warrants or Pre-funded Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Warrants or Pre-funded Warrants) as a result of a distribution of cash to the holders of our ordinary shares or ADSs, which is taxable to the U.S. Holders of such ordinary shares or ADSs as described under “—Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Warrants or Pre-funded Warrants received a cash distribution from us equal to the fair market value of such increased interest. U.S. Holders of Warrants and Pre-funded Warrants are urged to consult their own tax advisors on these issues.

Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such securities. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our securities exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain exceptions in the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our securities by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

Exercise or Lapse of a Warrant and Pre-funded Warrants. Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Warrant or Pre-funded Warrant for cash. An ADS acquired pursuant to the exercise of a Warrant or Pre-funded Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the Warrant or Pre-funded Warrant, increased by the amount paid to exercise the Warrant or Pre-funded Warrant. The holding period of such ADS generally would begin on the day after the date of exercise of the Warrant or Pre-funded Warrant. If a Warrant or Pre-funded Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of Warrants are unclear and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the cashless exercise of Warrants, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the ADSs received.

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

Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2019. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or in any other taxable year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares or ADSs (or warrants, to the extent applicable) in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares or ADSs), and (ii) any gain realized on the sale or other disposition of ordinary shares, ADSs, Warrants, or Pre-funded Warrants. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares, ADSs, Warrants, or Pre-funded Warrants;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such ordinary shares, ADSs, Warrants, or Pre-funded Warrants. Non-Electing U.S. Holders should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on our ordinary shares or ADSs (or warrants, to the extent applicable) does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Holders — Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares or ADSs (or warrants, to the extent applicable).

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

QEF Election. Certain adverse consequences of PFIC status can be mitigated for holders of our ordinary shares, ADSs, and Pre-funded Warrants if a U.S. Holder makes a QEF election. A U.S. Holder may not make a QEF election with respect to our Warrants. A U.S. Holder who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Holder,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Holder generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Holder under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Holder. The Electing U.S. Holder’s tax basis in our ordinary shares, ADSs, or Pre-funded Warrants generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

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

So long as an Electing U.S. Holder’s QEF election with respect to us is in effect with respect to the entire holding period for our ordinary shares, ADSs, or Pre-funded Warrants, any gain or loss recognized by such Electing U.S. Holder on the sale, exchange or other disposition of such shares, ADSs, or Pre-funded Warrants generally will be long-term capital gain or loss if such Electing U.S. Holder has held such shares, ADSs, or Pre-funded Warrants for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (currently, a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations.

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. Holders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise thereof), any gain recognized generally will be subject to special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Warrants. If a U.S. Holder that exercises such Warrants properly makes a QEF election with respect to the newly acquired ADSs (or has previously made a QEF election nwith respect to our ADSs), the QEF election will apply to the newly acquired ADSs, but the adverse tax consequences attributable to the period prior to exercise of the Warrants, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ADSs, unless the U.S. Holder makes a “purging election” that creates a deemed sale of such ADSs at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above.

Each U.S. Holder should consult its own tax advisor with respect to the advisability of, the tax consequences of, and the procedures for making a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our ordinary shares or ADSs are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares or ADSs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. A “mark-to-market” election will be unavailable with respect to our Warrants and Pre-funded Warrants. If the election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in such shares or ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

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

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, any elections available with respect to such shares, ADSs, Warrants, or Pre-funded Warrants, and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

Tax Consequences for Non-U.S. Holders of Ordinary Shares, ADSs, Warrants, or Pre-funded Warrants

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder, referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our ordinary shares or ADSs (or warrants, to the extent applicable) or gain from the disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our ordinary shares or ADSs (or warrants, to the extent applicable) if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our securities, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our securities.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or ADSs (or warrants, to the extent applicable) or proceeds on the disposition of our securities paid within the United States (and, in certain) proceeds on the disposition of our securities paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 24%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Tax on Net Investment Income

Certain U.S. persons, including individuals, estates and trusts are generally subject to an additional 3.8% Medicare tax. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our securities.

U.S. Holders should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants or Pre-funded Warrants.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

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

ITEM 12. Description of Securities Other Than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as Depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent thirty (30) ordinary shares (or a right to receive thirty (30) ordinary shares) deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2019. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2019.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2019	2018
Services Rendered	(USD in thousands)
Audit (1)	95	115
Audit related services (2)	34.5	9
Tax	17	14
All other fees	-	-
Total	146.5	138

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Description of Securities Registered under Section 12*

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.8	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.9	Compensation Policy of Can-Fite BioPharma Ltd. (1)

4.10	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

Exhibit No.	Description

4.11	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (5)

4.12	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (5)

4.13	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (6)†

4.13	Form of Securities Purchase Agreement dated as of January 18, 2017 between Can-Fite BioPharma Ltd. and the investors listed therein (7)

4.14	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (7)

4.15	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (8)

4.16	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on March 13, 2018 (9)

4.17	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 23, 2019 (10)

4.18	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 4, 2019 (11)

4.19	Form of Securities Purchase Agreement dated as of May 20, 2019 between Can-Fite BioPharma Ltd. and the investors listed therein (12)

4.20	Form of Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (12)

4.21	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (13)

4.22	Collaboration Agreement between Can-Fite BioPharma Ltd., Univo Pharmaceuticals Ltd. and UNV Medicine Ltd. dated as of September 10, 2019† (14)

4.23	Amendment to Collaboration Agreement between Can-Fite BioPharma Ltd., Univo Pharmaceuticals Ltd. and UNV Medicine Ltd. *

4.24	Agreement between Can-Fite BioPharma Ltd. and Capital Point Ltd. dated as of October 7, 2019† (14)

4.25	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (15)

4.26	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (15)

4.28	Form of Securities Purchase Agreement dated as of February 12, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (16)

4.29	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (16)

4.30	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (16)

4.31	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (16)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (17)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

Exhibit No.	Description
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

101	The following financial information from Can-Fite BioPharma Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity (Deficiency) (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 13, 2020.

(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.

(3)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.

(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.

(5)	Incorporated herein by reference to Registration Statement on Form F-3 filed with the SEC on January 19, 2016.

(6)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.

(7)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.

(8)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 30, 2017.

(9)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on August 8, 2018.

(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.

(11)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.

(12)	Incorporated herein by reference to Current Report on Form 6-K filed with the SEC on May 22, 2019.

(13)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.

(14)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on October 18, 2019.

(15)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 10, 2020.

(16)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 12, 2020.

(17)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 10, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 27, 2020	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of

CAN-FITE BIOPHARMA LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Can-Fite Ltd and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

A Member of EY Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 27, 2020

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2019	2018
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,697	$3,615
Other accounts receivables and prepaid expenses	5	4,383	4,015
Short-term investment	6	64	273

Total current assets		7,144	7,903

NON-CURRENT ASSETS:
Lease deposit		-	2
Other non-current receivables	7	912	-
Right to use asset	14	83	-
Property, plant and equipment, net	8	36	47

Total long-term assets		1,031	49

Total assets		$8,175	$7,952

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

		December 31,
		2019	2018
	Note	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,156	$1,071
Lease liability - current	14	36	-
Deferred revenues	11	469	926
Other accounts payable	9	610	1,122

Total current liabilities		3,271	3,119

NON-CURRENT LIABILITIES:
Lease liability – non current	14	39	-
Warrants exercisable into shares	12h	1,566	-
Deferred revenues	11	2,422	1,818

Total Long-term liabilities		4,027	1,818

CONTIGENT LIABILITIES AND COMMITMENTS	11

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	12
Share capital		8,225	2,635
Share premium (*)		95,665	94,076
Capital reserve from share-based payment transactions		6,070	5,800
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(110,210)	(100,623)

Total equity		877	3,015

Total liabilities and equity		$8,175	$7,952

(*) Warrants exercisable into shares as of December 31, 2018 were reclassified into Share premium.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

		Year ended December 31,
		2019	2018	2017
	Note	USD

Revenues	11	$2,032	$3,820	$789

Research and development expenses	15	(10, 976)	(6,075)	(5,106)
General and administrative expenses	16	(3,059)	(3,159)	(2,868)

Operating loss		(12,003)	(5,414)	(7,185)

Other income	1b		-	769

Financial expenses	17	(693)	(1,204)	(621)
Financial income	17	3,109	51	633

Total Financial income (expense), net		2,416	(1,153)	12

Loss before taxes on income		(9,587)	(6,567)	(6,404)
Taxes on income	19	-	(4)	(29)

Net loss		(9,587)	(6,571)	(6,433)

Other comprehensive loss:

Amounts that will not be reclassified subsequently to profit or loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	636

Total other comprehensive loss		-	-	636

Total comprehensive loss		$(9,587)	$(6,571)	$(5,797)

Net loss Attributable to:
Equity holders of the Company		$(9,587)	$(6,571)	$(6,339)
Non-controlling interests		-	-	(94)

		(9,587)	(6,571)	(6,433)
Total comprehensive loss attributable to:
Equity holders of the Company		(9,587)	(6,571)	(5,703)
Non-controlling interests		-	-	(94)

		$(9,587)	$(6,571)	$(5,797)

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	18	$(0.11)	$(0.17)	$(0.19)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Total	Non- controlling interests	Total Equity
	USD

Balance as of January 1, 2017	$1,783	$79,864	$5,167	$6,947	$(970)	$491	$(87,363)	$5,919	$42	$5,961

Net loss	-	-	-	-	-	-	(6,339)	(6,339)	(94)	(6,433)
Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	-	636	-	636	-	636

Total comprehensive loss	-	-	-	-	-	636	(6,339)	(5,703)	(94)	(5,797)

Issuance of share capital and warrants, net of issue expenses of $ 621	330	1,993	188	1,868	-		-	4,379	-	4,379

Issuance of share capital	10	85	-	-	-		-	95	-	95

Proceeds from sale of subsidiary in previously consolidated subsidiaries	-	(838)	-	-	970		-	132	52	184

Share-based payments	-	-	192	-	-	-	-	192	-	192

Balance as of December 31, 2017	$2,123	$81,104	$5,547	$8,815	$-	$1,127	$(93,702)	$5,014	$-	$5,014

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of January 1, 2018	$2,123	$81,104	$5,547	$8,815	$-	$1,127	$(93,702)	$5,014	$-	$5,014

Net loss	-	-	-	-	-	-	(6,571)	(6,571)	-	(6,571)

Cumulative effect of initial adoption of IFRS 15 as of January 1, 2018 (see Note 4)	-	-	-	-	-	-	(350)	(350)	-	(350)

Issuance of share capital and warrants, net of issuance expenses of $ 613	482	312	-	3,593	-	-	-	4,387	-	4,387

Issuance of share capital	30	252	-	-	-	-	-	282	-	282

Share-based payment	-	-	253	-	-	-	-	253	-	253

Balance as of December 31, 2018	$2,635	$81,668	$5,800	$12,408	$-	$1,127	$(100,623)	$3,287	$-	$3,015

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands (except for share and per share data)

	Share capital	Share premium (*)	Capital reserve from share-based payment transactions	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of January 1, 2019	$2,635	$94,076	$5,800	$1,127	$(100,623)	$3,015

Net loss	-	-	-	-	(9,587)	(9,587)

Issuance of share capital and warrants, net of issuance expenses of $ 1,382	5,518	1,546	-	-	-	7,064

Issuance of shares	72	43				115

Share-based payment	-	-	270	-	-	270

Balance as of December 31, 2019	$8,225	$95,665	$6,070	$1,127	$(110,210)	$877

(*) Warrants exercisable into shares as of December 31, 2018 were reclassified into Share premium.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2019	2018	2017
	USD

Cash flows from operating activities:

Net loss	$(9,587)	$(6,571)	$(6,433)
Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment and amortization	42	14	19
Change in other receivables	201	-	-
Share-based payment	385	535	192
Changes in fair value of warrants liability exercisable into shares	(3,037)	-	(72)
Changes in fair value of short-term investment	209	644	5
Gain from sale of investment in previously consolidated subsidiaries (a)	-	-	(769)
Exchange differences on balances of cash and cash equivalents	(2)	89	83

	(2,202)	1,282	(542)
Working capital adjustments:

Increase in accounts receivable, prepaid expenses	270	(853)	(2,907)
Decrease in trade payable	1,085	644	293
Increase (decrease) in deferred revenues	146	1,218	(289)

Increase (decrease) in other accounts payable	(512)	125	906

	989	1,134	(1,997)

Net cash used in operating activities	$(10,800)	$(4,155)	$(8,972)

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Year ended December 31,
	2019	2018	2017
	USD

Cash flows from investing activities:

Purchase of property, plant and equipment	$(3)	$(33)	$(7)
Increase in other receivables	(250)	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (a)	-	-	(22)

Net cash used in investing activities	(253)	(33)	(29)

Cash flows from financing activities:

Repayment of lease liabilities	(34)	-	-
Issuance of share capital and warrants, net of issuance expenses	10,167	4,387	4,474

Net cash provided by financing activities	10,133	4,387	4,474

Exchange differences on balances of cash and cash equivalents	2	(89)	(83)

Increase (decrease) in cash and cash equivalents	(918)	110	(4,610)
Cash and cash equivalents at the beginning of the year	3,615	3,505	8,115

Cash and cash equivalents at the end of the year	2,697	3,615	3,505

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	-	4	29

Cash received during the year for interest	$72	$51	$69

Cash paid during the year for interest	29	18	23

	Year ended December 31,
	2019	2018	2017
	USD

(a) Proceeds from sale of investments in previously consolidated subsidiary:

The subsidiaries’ assets and liabilities at date of sale:

Working capital (excluding cash and cash equivalents)	$-	$-	$(53)
Treasury shares deduction, net	-	-	132
Non-controlling interests	-	-	52
Gain (loss) from sale of subsidiaries	-	-	769
Long term investments	-	-	(922)

	$-	$-	$(22)

(*)	Represent an amount lower than USD 1.

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

As of December 31, 2019, Eyefite had no activity.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 1:-  GENERAL (Cont.)

c.	During the year ended December 31, 2019, the Company incurred net losses of USD 9,587 and it had negative cash flows from operating activities in the amount of USD 10,800.

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

The Company identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

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

Revenues from royalties are recognized as they accrue in accordance with the substance and terms of the relevant agreement.

On January 1, 2018, the Company initially adopted IFRS 15, “Revenue from Contracts with Customers”. The Company elected to apply the provisions of the standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

The accounting policy for revenue recognition applied from January 1, 2018, is as follows:

Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from contracts with strategic partners:

Revenue from contracts with strategic partners are recognized over time as the Company satisfies the performance obligations. The Company usually accepts long-term upfront payment from its strategic partners. Contract liabilities for those upfront payments are recognized as revenue over time.

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

Revenue from contracts when the Company grants to its customers a right to use its intellectual property as it exists at the point in time in which the license is granted, the revenue is recognized at a point in time.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development expenditures:

Research expenditures are recognized in the statement of comprehensive loss when incurred.

j.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of property, plant and equipment exceeds their recoverable amount, the property, plant and equipment are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. As of December 31, 2019 and 2018, no impairment indicators have been identified.

k.	Financial instruments:

The Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied until December 31, 2017, is as follows:

1.	Financial assets:

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

m.	Treasury shares:

Company shares held by OphthaliX are recognized at cost, and as a deduction from equity. Any gain or loss arising from a purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity. As of December 31, 2019, the Company has no treasury shares. Please see note 1.b.

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

NOTE 3:-  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the changes in estimates.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

NOTE 4:-  DISCLOSURE OF NEW IFRS IN THE PERIOD

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“new Standard”), which supersedes IAS 17, “Leases”, IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

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

The Company adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (January 1, 2019), without restatement of comparative figures.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 4:-  DISCLOSURE OF NEW IFRS IN THE PERIOD (Cont.)

On initial application of IFRS 16, the Company recognized right-of-use assets and lease liabilities in relation to leases of motor vehicles. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The Company’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 13%. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. The Company had no liability in respect of operating leases in the financial statements as of December 31, 2018.

The following table presents the impact of applying IFRS 16 on the consolidated statement of financial position as at January 1, 2019 (see also Note 14):

	Under previous policy	The change	Under IFRS 16
	US Dollars in thousands
Non-current assets:
Right to use asset	-	19	19

Current liabilities:
Lease liability - current	-	(9)	(9)

Non-current liability:
Lease liability – non current	-	(10)	(10)

NOTE 5:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018
	USD

Government authorities	$14	$41
Asset related to Univo transaction (*)	637	-
Prepaid expenses and others	$3,732	$3,974

	$4,383	$4,015

(*)	On September 10, 2019, the Company entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases.. Under this collaboration agreement, Univo will provide the Company with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. The Company agreed to pay Univo a total of USD 500 in two instalments and issued to Univo 19,934,355 of its ordinary shares through a private placement, representing approximately 16.6% of the Company’s ordinary shares outstanding after giving effect to the issuance. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between the Company and Univo on the basis of each party’s contribution. See also Note 7.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 6:-  SHORT-TERM INVESTMENT

The Company holds 356,803 shares of Wize Pharma Inc. as of December 31, 2019 and December 31, 2018 which as of such date represents 2.2% and 3.9% percent of Wize Pharma Inc.’s outstanding shares, respectively. The shares are classified as financial and measured at fair value through profit or loss.

NOTE 7:-  OTHER NON-CURRENT RECEIVABLES

As of December 31, 2019, the Company issued 19,934,355 of its ordinary shares to Univo at a value of USD 1,500 and paid to Univo USD 250 in cash. In addition, for the year ended December 31, 2019, the Company recognized an expense of USD 201 with respect to laboratory services received from Univo, See also Note 5.

The following table represents the above asset as of December 31, 2019:

December 31, 2019
Initial recognition	$1,750
Partial recognition	(201)
Balance	$1,549

Other receivables (Note 5)	$637
Other non-current receivables	912
$1,549

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 8:-  PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2019:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	USD
Cost:

Balance at January 1, 2019	$39	$190	$12	$241
Purchases during the year	-	3	-	3

Balance at December 31, 2019	39	193	12	244

Accumulated depreciation:

Balance at January 1, 2019	18	170	6	194
Depreciation during the year	5	8	1	14

Balance at December 31, 2019	23	178	7	208

Depreciated cost at December 31, 2019	$16	$15	$5	$36

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 8:-  PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Balance as of December 31, 2018:

	Laboratory equipment	Computers, office furniture and equipment	Leasehold improvements	Total
	USD
Cost:

Balance at January 1, 2018	$22	$180	$6	$208
Purchases during the year	17	10	6	33

Balance at December 31, 2018	39	190	12	241

Accumulated depreciation:

Balance at January 1, 2018	14	161	5	180
Depreciation during the year	4	9	1	14

Balance at December 31, 2018	18	170	6	194

Depreciated cost at December 31, 2018	$21	$20	$6	$47

For the years ended December 31, 2019 and 2018, depreciation expenses were $14 for both periods.

NOTE 9:-  OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018
	USD

Employees and payroll accruals	$165	$149
Accrued expenses	445	973

	$610	$1,122

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-  FINANCIAL INSTRUMENTS

a.	Financial assets:

	December 31,
	2019	2018
	USD
Financial assets at fair value through profit or loss (classified as Level 1 in the fair value hierarchy):

Short-term investment	$64	$273

b.	Financial liabilities, interest-bearing loans and borrowings:

	December 31,
	2019	2018
	USD
Other financial liabilities at amortized cost:

Trade payable	$2,156	$1,071
Other account payable	610	1,122
Warrants exercisable into shares	1,566	-

	$4,332	$2,193

c.	Financial risks factors:

The Group’s activities expose it to foreign exchange risk. The Company’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The Company’s management identifies and manages financial risks.

d.	Foreign exchange risk:

The Company is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises on recognized assets and liabilities that are denominated in a foreign currency other than the functional currency.

The Group acts to reduce the foreign exchange risk by managing an adequate part of the available liquid sources in or linked to the NIS.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-  FINANCIAL INSTRUMENTS (Cont.)

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change of NIS exchange rates, with all other variables held constant. A 10% strengthening of the NIS would have increased equity and the income statement by the amounts shown below. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	December 31, 2019	December 31, 2018

Linked to NIS	9	32

e.	Fair value:

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

NOTE 10:-  FINANCIAL INSTRUMENTS (Cont.)

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

The Company’s short-term investment are classified as Level 1 in the fair value hierarchy, and measured at fair value on a recurring basis.

The Company’s warrants exercisable into shares liability are classified as Level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

Fair value measurements using significant unobservable inputs (Level 3):

USD

Balance at December 31, 2017	-

Changes in values of warrants exercisable into shares liability	-

Balance at December 31, 2018	-

Fair value of warrants at issuance date	4,603
Changes in values of warrants exercisable into shares liability	(3,037)

Balance at December 31, 2019	1,566

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. Fair values were estimated using the following assumptions for the warrants call option (range of annualized percentages):

December 31,
2019

Dividend yield	0
Expected volatility	63.02%-65.22%
Risk-free interest	1.69%-1.71%
Exercise price	3.45-4.00
Expected life	4.89-5.52

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 10:-  FINANCIAL INSTRUMENTS (Cont.)

Based on the Group’s policy, the Group generally mitigates the currency risk arising from recognized assets and recognized liabilities denominated in foreign currency other than the functional currency by maintaining part of the available liquid sources in deposits in foreign currency. Accordingly, the main currency exposures presented in the sensitivity tables are for those deposits.

NOTE 11:-  CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

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

As of December 31 2019, no accrual is recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-  CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of USD 1,292 (CAD 1,650) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition, the Company agreed to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will be spread over a period ending December 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

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

NOTE 11:-  CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

The Company estimates these services will spread over a period ending June 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

On February 25, 2019, the Company’s Distribution Agreement with CKD was amended to expand the exclusive right to distribute Namodenoson for the treatment of NASH in addition to liver cancer in South Korea. CKD has agreed to pay the Company up to an additional USD 6,000 in upfront and milestone payments payable with respect to the NASH indication. The Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch. In April 2019, the Company received an upfront payment of USD 1,000. The Company estimates these services will spread over a period ending June 2023.

3.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for Piclodenoson with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (“KD”). According to the license agreement, the Company granted the KD a license to use, develop and market its Piclodenoson for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2019, the Company estimates that such contingent payments are remote.

4.	On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 11:-  CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Under the Distribution and Supply Agreement, the Company is entitled to €1,500 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 and €1,600 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 and up to €4,025 upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro and in August 2018 received approximately USD 350 upon reaching the first milestone.

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

The Company estimates these services will spread over a period ending December 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

5.	On August 6, 2018, the Company entered into a License, Collaboration and Distribution Agreement with CMS Medical Venture Investment Limited (“CMS Medical”) for the commercialization of Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan). Under the License, Collaboration and Distribution Agreement, the Company received USD 2,000 upon execution of the agreement and is entitled to additional milestone payments upon achieving certain regulatory and sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing of Piclidenoson and Namodenoson.

6.	On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals. Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total upfront payment of USD 750 to the Company, with additional payments of up to USD 3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch. In August 2019, the Company received the upfront payment of USD 750 from Kyongbo Pharm.

7.	On October 7, 2019, the Company entered into an agreement (the “Agreement”), with Capital Point Ltd. (“Capital Point”). Pursuant to the Agreement, the Company agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed USD 1,300. Under the Agreement, the Company and Capital Point agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdrew its notices to call a shareholders’ meeting. In addition, Capital Point agreed to appear in person or by proxy at the Company’s 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by the Company’s board for the approval of its shareholders. Further, for a period of five years following the date of the Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions. As of December 31, 2019, the Company paid USD 400 as an advance for the financial services to be received.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-  EQUITY

a.	Composition of share capital:

	December 31, 2019		December 31, 2018
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	500,000,000	120,652,683	500,000,000	40,399,290

b.	On December 3, 2015, to the Company’s shareholders approved an increase in the Company’s authorized share capital by NIS 10,000,000 such that following the increase, the authorized share capital shall equal NIS 20,000,000 divided into 80,000,000 ordinary shares, par value NIS 0.25 each. On December 10, 2018, Company’s shareholders meeting approved an increase in the Company’s authorized share capital by NIS 105,000,000, such that following the increase, the authorized share capital shall equal NIS 125,000,000 divided into 500,000,000 ordinary shares, par value NIS 0.25 each.

c.	On May 10, 2019, the Company effected a change in the ratio of the Company’s ADS to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and per ADS data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the ratio change.

d.	Issued and outstanding capital:

	Number of shares	NIS par value

Balance at December 31, 2017	33,295,618	8,323,904

Issuance of share capital	7,103,672	1,775,918

Balance at December 31, 2018	40,399,290	10,099,822

Issuance of share capital	80,253,393	20,063,348

Balance at December 31, 2019	120,652,683	30,163,170

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-  EQUITY (Cont.)

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

e.	Issue of shares and warrants and changes in equity:

1.	On March 13, 2018, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 3,333,336 ADSs representing 6,666,672 of its ordinary shares and warrants to purchase 2,500,002 ADSs representing 5,000,004 of its ordinary shares for an aggregate purchase price of USD 5,000. The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.00 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 166,667 ADSs representing 333,334 ordinary shares exercisable at USD 2.00 per ADS, subject to certain adjustments, for a period of five years.

2.	In May 2018, the Company issued 200,000 ADSs representing 400,000 ordinary shares to one of its service providers for its services.

3.	In December 2018, the Company issued 18,500 ADSs representing 37,000 ordinary shares to one of its service providers for its services.

4.	On January 18, 2019, the Company completed a registered direct offering with an institutional investor, pursuant to which it sold an aggregate 149,206 ADSs representing 4,476,192 ordinary shares (“January 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 149,206 ADSs representing 4,476,192 ordinary shares for an aggregate purchase price of USD 2,350 (excluding issuance cost of USD 428). The warrants have an exercise price of USD 19.50 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 7,460 ADSs representing 223,810 ordinary shares on the same terms as the warrants except they have a term of five years.

5.	On April 4, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 328,205 ADSs representing 9,846,156 ordinary shares (“April 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 328,205 ADSs representing 9,846,156 ordinary shares for an aggregate purchase price of USD 3,200 (excluding issuance cost of USD 414). The warrants have an exercise price of USD 12.90 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 16,410 ADSs representing 492,308 ordinary shares on the same terms as the warrants except they have a term of five years.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 12:-  EQUITY (Cont.)

6.	On May 22, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 1,500,000 ADSs representing 45,000,000 ordinary shares (“May 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 1,500,000 ADSs representing 45,000,000 ordinary shares for an aggregate purchase price of USD 6,000 (excluding issuance cost of USD 540). The warrants have an exercise price of USD 4.00 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 75,000 ADSs representing 2,250,000 ordinary shares on the same terms as the warrants except they have a term of five years.

7.	In September 2019, the Company issued 19,934,355 of its ordinary shares in connection with the Univo collaboration agreement (refer to Note 5).

8.	In December 2019, the Company issued 996,690 of its ordinary shares to a consultant in exchange for his services in connection with the Univo collaboration agreement.

g.	Stock options:

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

Upon the adoption of the 2013 Plan the Company reserved for issuance 2,500,000 shares of ordinary shares, NIS 0.25 par value each. As of December 31, 2019, the Company had no shares available for future grant under the 2013 Plan.

h.	Warrants exercisable into shares:

1.	As mentioned in Note 12.e.4 the Company issued warrants as part of the January 2019 Financing. The fair value of the warrants issued as part of the January 2019 Financing, as of commitment date and December 31, 2019 were USD 784 and USD 30, respectively. Changes in fair value of the warrants from commitment date to December 31, 2019 were recorded as financial income in the Company’s statement of comprehensive loss.

2.	As mentioned in Note 12.e.5 the Company issued warrants as part of the April 2019 Financing. The fair value of the warrants issued as part of the April 2019 Financing, as of commitment date and December 31, 2019 were USD 977 and USD 94, respectively. Changes in fair value of the warrants from commitment date to December 31, 2019 were recorded as financial income in the Company’s statement of comprehensive loss.

3.	As mentioned in Note 12.e.6 the Company issued warrants as part of the May 2019 Financing. The fair value of the warrants issued as part of the May 2019 Financing, as of commitment date and December 31, 2019 were USD 2,109 and USD 1,425, respectively. Changes in fair value of the warrants from commitment date to December 31, 2019 were recorded as financial income in the Company’s statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 13:-  SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2019	2018	2017
	USD

Research and development expenses	$138	$123	$139
General and administrative expenses	132	130	53

	$270	$253	$192

b.	Share-based payment transactions granted by the Company:

4.	In January 2019, the Company’s board of directors approved a grant of unlisted options exercisable into 340,000 of the Company’s ordinary shares to two of its employees and one senior officer for an exercise price of NIS 2.344 per shares (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 4 years from the grant date.

5.	On March 11, 2019, the Company’s shareholders approved a grant of unlisted options exercisable into 400,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 2.344 per share (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months from the date of approval by the Company’s Board of Directors on January 7, 2019.

6.	On November 11, 2019, Company’s board of directors approved a grant of unlisted options exercisable into 500,000 of the Company’s ordinary shares to a Company consultant for an exercise price of NIS 0.28 per share (USD 0.08 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following assumptions:

Description	January 2019	March 2019	November 2019

Risk-free interest rate	2.40%	2.17%	1.19%
Expected volatility	75.86%	65.63%	72.01%
Dividend yield	0	0	0
Contractual life	10	9.83	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5	3
Exercise price (NIS)	2.344	2.344	0.28

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 13:-  SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2019		2018		2017
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of year	1,437,400	1.20	1,490,423	1.35	737,028	2.63
Grants	1,240,000	0.44	-	-	970,000	0.75
Forfeited/expired	(4,000)	5.98	(53,023)	7.53	(216,605)	4.26

Outstanding at end of year	2,673,400	0.89	1,437,400	1.20	1,490,423	1.35

Exercisable at end of year	1,134,653	1.39	736,155	2.41	451,266	2.41

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2019, 2018 and 2017 was 7.93 years, 7.64 years and 8.38 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2019, 2018 and 2017 was between USD 0.08 and USD 4.66.

NOTE 14- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

Motor vehicles
At January 1, 2019 (the lease commencement date)	19
Additions	92
Depreciation expense	(28)
As at December 31, 2019	83

Set out below are the carrying amounts of lease liabilities and the movements during the period:

Motor vehicles
At January 1, 2019 (the lease commencement date)	19
Additions	79
Accretion of interest	8
Payments	(31)
As at December 31, 2019	75
Current	36

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 14 :-  LEASES (Cont.)

The following are the amounts recognized in profit or loss:

Year ended December 31, 2019
Depreciation expense of right-of-use assets	28
Interest expense on lease liabilities	8
Total amount recognized in profit or loss	36

NOTE 15:-  RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2019	2018	2017
	USD

Clinical and preclinical trials	$10,290	$4,768	$3,809
Salary and related expenses	814	909	888
Patents	163	229	234
Royalties	11	14	11
Laboratory materials	40	73	63
Rent	51	51	51
Depreciation	5	3	3
Others	(398)	28	47

	$10,976	$6,075	$5,106

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 16:-  GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2019	2018	2017
	USD

Professional services	$1,167	$1,199	$1,132
Investors and public relations	281	400	338
Salary and related expenses	570	665	611
Directors’ fee	175	173	198
Rent	34	34	34
Travel	156	170	112
Insurance	383	282	214
Stock exchange fees	63	58	62
Office and computer maintenance	83	82	81
Vehicle maintenance	15	16	14
Depreciation	9	11	16
Others	123	69	56

	$3,059	$3,159	$2,868

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 17:-  FINANCE INCOME (EXPENSE)

	Year ended December 31,
	2019	2018	2017
	USD
Finance expenses:
Bank commissions	$(21)	$(18)	$(28)
Interest expenses from IFRS 16 implementation	(8)	-	-
Interest expenses from IFRS 15 implementation	(427)	(427)	-
Net loss from exchange rate fluctuations	(28)	(115)	(588)
Other loss from short-term investment revaluation	(209)	(644)	(5)

	(693)	(1,204)	(621)
Finance income:
Interest income on bank deposits	72	51	69
Net change in fair value warrants exercisable into shares	3,037	-	564

	3,109	51	633

	$(621)	$(1,153)	$12

NOTE 18:-  LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2019		2018		2017
	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
	USD		USD		USD

Number of shares and loss used in the computation of basic and diluted loss per share	85,909,859	9,587	38,902,214	6,571	32,525,138	6,339

b.	To compute diluted loss per share for the year ended December 31, 2019, the total number of 2,673,400 shares subject to outstanding unlisted options have not been taken into account since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 19:-  TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2019 was 23%, 2018 - 23% and in 2017 was 24%.

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

The Company received final tax assessments through 2014.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2019 the Company had carryforward losses amounting to approximately USD 118,642.

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 20:-  TRANSACTIONS WITH RELATED PARTIES

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 20:-  TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Composition of balances with related parties for the year ended December 31, 2019, and each of the three years then ended:

	Year ended December 31,
	2019	2018	2017
	USD

Management and consulting fees (including bonuses) (1)	$365	$471	$505

Other expenses and share-based payment (1)	$83	$50	$79

Patent expenses	$163	$229	$234

Directors’ fee and share-based payment (2)	$175	$173	$171

(1) Number of related parties	1	1	1

(2) Number of directors	5	5	5

d.	Eye-Fite License agreement and Services Agreement:

A license agreement was entered into between the Company and Eye-Fite (the “Eye-Fite License Agreement”) according to which the Company granted Eye-Fite a non-transferrable exclusive license for the use of the Company’s know-how solely in the field of ophthalmic diseases for research, development, commercialization and marketing throughout the world.

In addition to the Eye-Fite License Agreement, the Company, OpthhaliX and Eye-Fite entered into a services agreement (the “Services Agreement”) pursuant to which the Company provided management services with respect to all pre-clinical and clinical research studies, production and supply of the compounds related to the Eye-Fite License Agreement and payment for consultants that are listed in the agreement for their involvement in the clinical trials and in all the activities leading up to, and including, the commercialization of CF101 for ophthalmic indications. The Company granted Eye-Fite an exclusive license to use these inventions in the field of ophthalmic diseases around the world at no consideration. The Eye-Fite License and Service Agreement were terminated during 2017 in connection with the Merger. Please see note 1.b.

e.	On September 10, 2019, the Company has entered into collaboration agreement with Univo according to which the Company issued 19,934,355 of its ordinary shares. See also Note 5.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except for share and per share data)

NOTE 21:-  SUBSEQUENT EVENTS

a.

On January 9, 2020, the Company entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, represented by ADSs, pursuant to which the Holders exercised in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from USD 12.90 to USD 78.75 per ADS issued by the Company, at a reduced exercise price of USD 3.25 per ADS, for gross proceeds to the Company of approximately USD 2,400, prior to deducting placement agent fees and estimated offering expenses.

Under the Exercise Agreements, the Company issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of USD 3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

In connection with the Exercise Agreements, the Company engaged H.C. Wainwright & Co., LLC to act as the Company’s exclusive placement agent. Pursuant to an Engagement Agreement dated January 8, 2020, the Company paid the Placement Agent a cash placement fee equal to 7.0% of the aggregate number of ADSs placed in the offering, plus a non-accountable expense allowance of USD 35. In addition, the Company issued to the Placement Agent warrants exercisable for 7.0% of the aggregate number of ADSs placed in the offering, on the same terms as the Private Placement Warrants.

b.	On February 17, 2020, the Company entered into an amendment to Univo agreement (see also Note 5), pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200 per indication.

c.

On February 10, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company issued and sold (i) 1,825,000 units, each unit consisting of one ADS, and one warrant to purchase one ADS, at a price of USD 1.50 per Unit, and (ii) 1,508,334 pre-funded units each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS and one warrant, at a price of USD 1.49 per pre-funded unit. The offering of the units and pre-funded units closed on February 12, 2020.

The net proceeds from the offering were approximately USD 4,200, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, assuming full exercise of the pre-funded warrants and excluding any proceeds from the exercise of Warrants.

In connection with the offering, the Company paid H.C. Wainwright & Co., LLC a cash placement fee equal to 7.5% of the gross proceeds raised in the offering, a management fee equal to 1% of the gross proceeds raised in the offering, a payment for nonaccountable expenses of $50, a reimbursement for legal fees and expenses of USD 100, and USD 12.9 for closing fees. The Placement Agent also received compensation warrants exercisable for up to 250,000 ADSs at an exercise price of USD 1.875 per ADS expiring on February 10, 2025.

On March 9, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 20,250,000 ordinary shares represented by 675,000 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,012.

d.	Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on our business, financial condition and results of operation.