Form 20-F
period 2020-12-31
Can-Fite BioPharma Ltd.
filed 2021-03-25
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020): 463,769,463 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

INTRODUCTION

Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver, inflammatory diseases, COVID-19 and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2020 are translated using the rate of NIS 3.215 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2020, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	risks related to the COVID-19 pandemic;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

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

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report on Form 20-F.

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

The selected consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS as issued by the IASB.

From our inception through January 1, 2018, our functional and presentation currency was the New Israeli Shekel, or NIS. Effective January 1, 2018, our functional and reporting currency is the U.S. dollar which is the primary currency of the economic environment in which we operate. Due to the change in our functional and reporting currency from the NIS to the U.S. dollar, effective January 1, 2018, the amounts for 2015 have been restated in U.S. dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2020.

	Year Ended December 31,
	2016	2017	2018	2019	2020
Consolidated Statements Of Operations Data:	(USD in thousands, except share and per share data)
Revenues	165	789	3,820	2,032	763
Operating expenses:
Research and development expenses, net	(6,115)	(5,106)	(6,075)	(10,976)	(11,951)
General and administrative expenses	(2,733)	(2,868)	(3,159)	(3,063)	(2,951)

Operating loss	(8,683)	(7,185)	(5,414)	(12,007)	(14,139)
Other income	-	769	-	-	-
Financial expenses	(319)	(1,603)	(1,153)	(618)	(304)
Financial income
Taxes on income	(29)	(29)	(4)	-	-
Net loss	(8,393)	(4,842)	(6,571)	(12,625)	(14,443)
Adjustments arising from translating financial statements from functional currency to presentation currency	119	636	-	-	-
Remeasurements loss from defined benefit plan	-	-	-	-	-
Comprehensive loss	(8,274)	(4,206)	(6,571)	(12,625)	(14,443)
Net loss per ordinary share	(0.30)	(0.14)	(0.17)	(0. 14)	(0.04)
Number of ordinary shares used in computing loss per ordinary share	27,692,668	32,525,138	38,902,214	85,909,859	358,411,297

	As of December 31,
	2016	2017	2018	2019	2020
Consolidated Balance Sheet Data:	USD in thousands
Cash and cash equivalents	8,115	3,505	3,615	2,697	8,268
Other receivables and lease deposit	2,017	3,164	4,017	4,383	1,057
Short-term investment	-	-	273	64	75
long-term investments	-	917	-	-	-
Right to use asset	-	-	-	83	73
Other non-current receivables	-	-	-	912	-
Fixed assets	40	28	47	36	50
Total assets	10,172	7,614	7,952	8, 174	9,523
Total liabilities	4,211	2,600	4,937	5,732	3,449
Total shareholders’ equity	5,961	5,014	3,015	2,442	6,074

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

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Risks Related to Our Business and Regulatory Matters

●	Our business may be adversely affected by the impact of COVID-19.

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

●	Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

●	We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

●	Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	The manufacture of our product candidates is a chemical synthesis process and if one of our materials suppliers encounters problems manufacturing our products, our business could suffer.

●	We do not currently have sales, marketing or distribution capabilities or experience, and we are unable to effectively sell, market or distribute our product candidates now and we do not expect to be able to do so in the future. The failure to enter into agreements with third parties that are capable of performing these functions would have a material adverse effect on our business and results of operations.

●	We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

●	Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

●	We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

●	Our cannabinoid initiative is uncertain and may not yield commercial results and is subject to significant regulatory risks.

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Risks Related to Our Intellectual Property

●	We license from Leiden University intellectual property, which protects certain small molecules which target the A3AR, in furtherance of our platform technology, and we could lose our rights to this license if a dispute with Leiden University arises or if we fail to comply with the financial and other terms of the license.

●	The failure to obtain or maintain patents, licensing agreements, including our current licensing agreements, and other intellectual property could impact our ability to compete effectively.

●	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

●	We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks Related to Our Industry

●	We expect the healthcare industry to face increased limitations on reimbursement as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to Our Operations in Israel

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Risks Related to Our Ordinary Shares and ADSs

●	Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

●	Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

●	The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

●	We may not satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver, inflammatory diseases, COVID-19 and erectile dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $14.4 million in 2020, $12.6 million in 2019, and $6.6 million in 2018. As of December 31, 2020, we had an accumulated deficit of approximately $125.5 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2020 we had cash and cash equivalents of $8.3 million. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the recent COVID-19 outbreak could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

Risks Related to Our Business and Regulatory Matters

Our business may be adversely affected by the impact of COVID-19.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, our former subsidiary OphthaliX Inc. (since renamed Wize Pharma, Inc.), or OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intraocular pressure, or IOP. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating rheumatoid arthritis patients, or MTX, failed to reach their primary endpoints and we ended our Phase III ACROBAT study after the independent data monitoring committee, or IDMC recommended in a pre-planned interim analysis not to continue this study. A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. Furthermore, a Phase II study for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment did not meet its primary endpoint although it showed superiority in overall survival in the largest study subpopulation.

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

Our pursuit of developing Piclidenoson for the treatment of COVID-19 entails a high level of uncertainty. We cannot assure you that either of them will prove to be a safe and effective treatment for COVID-19 or will be approved for marketing or Emergency Use Authorization by the FDA or other regulatory authorities.

In response to the global pandemic of COVID-19, we are pursuing the study of Piclidenoson for the treatment of moderate to severe COVID-19. We cannot predict the efficacy of Piclidenoson, and we may be unable to provide a treatment that successfully treats COVID-19 and/or its symptoms in a timely manner, if at all. Furthermore, even if we successfully develop a viable therapeutic candidate, we may encounter difficulties developing and scaling up manufacturing processes suitable for production of sufficient supply for our clinical trials or for commercial use. We are also committing financial resources to the development of Piclidenoson for COVID-19, which may cause delays in or otherwise negatively impact our other development programs, despite uncertainties surrounding the longevity and extent of COVID-19 as a global health concern. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our potential treatments, if developed, may not be partially or fully effective. Further, we may take a decision to discontinue the study of Piclidenoson as potential treatments for COVID-19 for any reason, including if additional parties are successful in developing a more effective treatment or vaccine for COVID-19 or if the pandemic is effectively contained or the risk of COVID-19 infection is diminished or eliminated or if other market or business conditions and considerations support such discontinuation before we can successfully complete clinical development and obtain regulatory approval of Piclidenoson as a treatment for COVID-19. We may be unable to recoup any costs we incur in the evaluation of Piclidenoson for COVID-19 infection and we may never recognize any revenue from the sale of Piclidenoson to treat COVID-19, even if we do receive one or more regulatory approvals. Furthermore, the biotechnology sector is highly competitive and there are numerous companies that are currently pursuing a treatment for COVID-19 and vaccine for COVID-19. In particular, there are efforts by public and private entities to develop additional treatments or vaccines as fast as possible. To date, the FDA and other world health regulators have authorized emergency use of a number of COVID-19 vaccines. Other entities have or we expect will announce positive results from clinical trials for additional COVID-19 vaccine candidates. In addition, to date, there have been several drugs authorized for emergency use in treating COVID-19 patients. These and other public and private entities may develop treatments that are more effective than any we may develop, may develop a COVID-19 treatment that becomes the standard-of-care or at a lower cost or earlier than we are able to, or may be more successful at commercializing their product, which will reduce or eliminate the commercial opportunity for our therapeutic candidates. Many of these other organizations are much larger than we are and have access to larger pools of capital, including government grants and support, and broader manufacturing infrastructure. It is possible that another company or companies will obtain FDA approval for COVID-19 treatments before we obtain emergency use authorization or FDA (or other agency) approval (if ever), in which case, the FDA, the Secretary of the Department of Health and Human Services or other agencies around the world may stop accepting applications for emergency use authorization in connection with COVID-19. Even if we do obtain emergency use authorization or FDA (or other agency) approval for our COVID-19 therapeutic candidate, such authorization will only be effective as long as the public health emergency continues, and the Secretary of the Department of Health and Human Services or FDA (or other agency) may declare an end to such emergency at any time. Finally, if the pandemic ends or is sufficiently controlled, patient accruals for clinical trials will likely become difficult, which will have a material adverse effect on our ability to complete the development of our COVID-19 therapeutic candidate. There are a number of uncertainties and risks associated with our development of a COVID-19 therapeutic candidate, and we cannot guarantee success or profitability and may, instead, face financial and operational hardship as a result of this pursuit.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude or prohibit clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials, and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

We have experienced the risks involved with conducting clinical trials, including but not limited to, increased expense and delay and failure to meet end points of the trial. For example, OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints and OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with MTX failed to reach their primary end points and we ended our Phase III ACROBAT study after the IDMC recommended in a pre-planned interim analysis not to continue this study. A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. Furthermore, a Phase II study of namodenoson for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment did not meet its primary endpoint although it showed superiority in overall survival in the largest study subpopulation.

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

We seek to partner with third-party collaborators with respect to the development and commercialization of Piclidenoson and and for any other product candidate, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Our business strategy relies in part on partnering with pharmaceutical companies to complement our internal development efforts. We will be competing with many other companies as we seek partners for Piclidenoson, Namodenoson and for any other product candidate and we may not be able to compete successfully against those companies. If we are not able to enter into collaboration arrangements for Piclidenoson, Namodenoson and for any other product candidate, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates. The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

●	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

●	a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

●	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

●	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

●	a collaboration partner may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;

●	a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

●	a collaboration partner could develop a product that competes, either directly or indirectly, with our drug candidate;

●	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

●	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

●	a partner may exercise a contractual right to terminate a strategic alliance;

●	a dispute may arise between us and a partner concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

●	a partner may use our products or technology in such a way as to invite litigation from a third party.

Any collaborative partners we enter into agreements with in the future may shift their priorities and resources away from our product candidates or seek to renegotiate or terminate their relationships with us. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

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

We also intend to rely on third parties to supply the requisite materials needed for the manufacturing of our active pharmaceutical ingredients, or API. There may be a limited supply of these requisite materials. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials or to commercialize our product candidates. In particular, as a result of the recent COVID-19 outbreak, the continued spread of COVID-19 globally could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. If we cannot acquire an acceptable supply of the requisite materials to produce our product candidates, we will not be able to complete pre-clinical and clinical trials delaying possible regulatory approval, and adversely impacting our ability to develop products, and will not be able to market or commercialize our product candidates, if approved.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, and Bristol-Myers Squibb. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the COVID-19 field include Pfizer, BioNTech, Moderna, Johnson & Johnson, AstraZeneca, Novavax, Eli Lilly, and Regeneron. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Any of our product candidates could cause adverse events. Although data from clinical trials to date encompassing more than 1,300 humans dosed with Piclidenoson indicate that Piclidenoson is generally well-tolerated at doses up to 4.0 mg administered twice daily for up to 12-48 weeks, there were incidences (less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 48 weeks of treatment in more recent trials.

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

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

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

We are developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. While we believe there are substantial business opportunities for us in this field, there can be no assurance that our activities will be successful, or that any research and development and product testing efforts will result in commercially saleable products, or that the market will accept or respond positively to our products. In addition, our current and potential involvement in cannabis-related activity, , may expose us to legal and reputational risks. Such risks include:

●	Medical-use cannabis remains illegal under U.S. federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would likely result in our inability to market any products;

●	FDA has not approved a marketing application for the treatment of any disease or condition;

●	Changes in laws, regulations and guidelines related to cannabis may result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

●	Certain banks will not accept deposits from or provide other bank services to businesses involved with cannabis and U.S. federal money laundering laws make it a federal crime to engage in financial transactions involving the proceeds of some form of unlawful activity; and

●	Third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us.

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

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. In particular, our clinical trial sites are based in areas currently affected by COVID-19. Epidemics such as this can adversely impact our business as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. It is too early to assess the full impact of the COVID-19 outbreak on our clinical trials however COVID-19 may affect our ability to complete recruitment in our original timeframe and could materially affect the operations of key governmental agencies, such as the FDA. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. A health epidemic or other outbreak, including the current COVID-19 outbreak, may materially and adversely affect our business, financial condition and results of operations.

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

There have been judicial and congressional challenges to the Affordable Care Act. If a law is enacted, many if not all of the provisions of the Affordable Care Act may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers, our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act is unconstitutional as a result of the Tax Cuts and Jobs Act and the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the Affordable Care Act. The case, Texas, et al. v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision, which was then appealed to the U.S. Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of our products, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products may be. Further, the Deficit Reduction Act of 2010, directed Centers for Medicare & Medicaid Services to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, or NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 outbreak), may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the winter of 2008, winter of 2012 and the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Israel faces political tension with respect to its relationships with Turkey, Iran and certain Arab neighbor countries. In addition, recent conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees and service providers being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any future deterioration in the political and security situation in Israel will negatively impact our business.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on March 23, 2021. The uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

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

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of the functional currency and decided to change its functional and presentation currency to U.S. dollars from the NIS effective January 1, 2018. These changes were based on an assessment by our management that U.S. dollars is the primary currency of the economic environment in which we operate. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2018, 2019 or 2020 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2020. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or in any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. A QEF election is unavailable with respect to our Warrants, and a mark-to-market election is unavailable with respect to our Warrants and Pre-funded Warrants. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

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

We are currently authorized to issue 1,000,000,000 ordinary shares. As of the date of this Annual Report, we had 515,746,293 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 177,265,456 ordinary shares and options to purchase 11,816,200 ordinary shares outstanding, of which options to purchase 3,513,075 ordinary shares are currently fully vested or vest within the next 60 days.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE American is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our licensees; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

In November 2011, through a series of transactions, we spun-off our activity in the ophthalmic field to our now former subsidiary, OphthaliX, a Delaware corporation and successor-in-interest to Denali Concrete Management, Inc., a Nevada corporation, whose common shares were traded in the United States on OTC under the symbol “OPLI.” In the spin-off transactions, we granted an exclusive license for the use of our Piclidenoson drug candidate in the ophthalmic field, or the License Agreement, to Eye-Fite Ltd., an Israel limited company, or Eye-Fite, and transferred our issued and outstanding ordinary shares in Eye-Fite to OphthaliX in exchange for an 86.7% interest in OphthaliX. In connection with the spin-off transactions, OphthaliX completed a series of private placement financing transactions. Following the spin-off transactions and the private placement financing transactions, we held approximately 82% interest in OphthaliX. In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was generally well-tolerated. Based on these overall results, OphthaliX saw no immediate path forward in glaucoma and ceased active business operations. Subsequently, on May 21, 2017, OphthaliX and a wholly owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd, or the Merger Sub, and Wize Pharma Ltd., or Wize Israel, an Israeli company formerly listed on the TASE entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the merger of the Merger Sub with and into Wize Israel, with Wize Israel becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger, or the Merger. On November 16, 2017, the Merger was completed. As a result of the Merger, our ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to us all the ordinary shares of Eye-Fite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eye-Fite to us, including approximately $5 million of deferred payments owed by OphthaliX and Eye-Fite to us and, as part of the purchase of Eye-Fite, we also assumed certain accrued milestone payments in the amount of $175,000 under a license agreement previously entered into with NIH. In addition, that certain License Agreement granted to OphthaliX by us and a related services agreement was terminated.

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 and 2017 were $26,000, $3,000 and $33,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases, COVID-19 and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat cancer, liver and inflammatory diseases, COVID-19as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including psoriasis. CF101 is also being developed for the treatment of COVID-19. During 2020, we decided to stop developing Piclidenoson for the treatment of rheumatoid arthritis to focus on other indications, this following a detailed analysis of the interim results of our Phase III ACROBAT study which showed that although Piclidenoson efficacy was significantly superior to placebo, the study missed the primary endpoint which was non-inferiority vs. the comparator methotrexate. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, and (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe;

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC and NASH to Ewopharma, for Central Eastern Europe and Switzerland.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis, and expect to complete enrolment in the second half of 2021, (ii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer and expect to initiate the study in the fourth quarter of 2021, (iii) engaged in preparatory steps for the initiation of a clinical Phase IIb trial of Namodenoson in the treatment of NASH and expect to initiate the study in the fourth quarter of 2021, (iv) conducting a Phase II trial for Piclidenoson in the treatment of COVID-19 where patient enrolment is ongoing, (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vi) developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on cancer, liver and inflammatory diseases and erectile dysfunction. We intend to focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., psoriasis with respect to Piclidenoson, and HCC and NASH with respect to Namodenoson.

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

Our Product Pipeline

The table below sets forth our current pipeline of product candidates, including the target indication and status of each.

(1)	We are conducting a Phase III trial for Piclidenoson in the treatment of psoriasis.
(2)	We are conducting a Phase II trial for Piclidenoson in the treatment of COVID-19

(3)	We are preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer.
(4)	We are preparing to commence a Phase IIb trial for Namodenoson for the treatment of NASH.
(5)	We are investigating additional compounds, targeting the A3AR, for the treatment of erectile dysfunction.
(6)	We developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

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

COVID-19: COVID-19 is a newly recognized disease caused by a coronavirus virus, SARS-CoV-2. A flu-like illness was first noted in December 2019 and was subsequently attributed to a virus designated as SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and Acute Respiratory Distress Syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible for developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. To date, there have been over 100 million confirmed cases of COVID-19 worldwide, with over 2 million reported deaths. Several therapies have been approved by the FDA for the treatment of COVID-19, some under emergency use authorization. These therapies include anti-viral drugs such as Veklury® (remdesivir), anti-inflammatory drugs and monoclonal antibodies. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date. Multiple additional drug therapies and vaccines are currently under development for COVID-19.

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

We completed an exploratory Phase II trial in ten European and Israeli medical centers involving 76 patients. This study was a randomized, double-blind, placebo controlled and included four cohorts of 1.0, 2.0, and 4.0 mg of Piclidenoson and a placebo for a 12-week period. The study objectives were efficacy and safety of daily doses of Piclidenoson administered orally in patients with moderate-to-severe plaque-type psoriasis and the efficacy endpoints were improvements in both the Psoriasis Area Sensitivity Index score, or PASI score, and the Physicians’ Global Assessment score, or PGA score. We concluded that Piclidenoson met such efficacy endpoints and was well-tolerated and effective in ameliorating disease manifestations in these patients. The patient group receiving 2.0 mg Piclidenoson BID showed progressive improvement over the course of the 12-week study in the PGA and PASI scores. Analysis of the mean change from baseline in the PASI score at week 12 revealed a statistically significant difference between the 2.0 mg Piclidenoson BID treated group and the placebo group (p<0.001 versus baseline and p=0.031 versus placebo). Analysis of the PGA score revealed that 23.5% of the patients treated with the 2.0 mg Piclidenoson BID achieved a score of 0 or 1, in comparison to 0% in the placebo group (p<0.05). The study also demonstrated linear improvement in patients in both PASI and PGA. See Figure 2. No drug-related serious adverse events were evident during the study.

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

In October 2020, an independent data monitoring committee which conducted an interim analysis of the our Phase III Comfort™ trial of Piclidenoson in the treatment of moderate-to-severe plaque psoriasis, recommended, based on the positive data, to continue the study with the original sample size and drop one dose group. This means that an optimal dose has been found and that the study can be concluded earlier than has been originally planned. Patient enrolment is ongoing and we expect to complete enrolment in the second half of 2021.

Rheumatoid Arthritis: We previously conducted a Phase IIa blinded to dose study in 74 patients with rheumatoid arthritis, randomized to receive Piclidenoson as a monotherapy in one of three doses—0.1 mg, 1.0 mg and 4.0 mg. The primary efficacy endpoint was ACR20 response at week 12, a criterion determined by the American College of Rheumatology that reflects 20% improvement in inflammation parameters. The study data revealed maximal response at the 1.0 mg group, showing 55.6% with ACR20, 33.3% with 50% improvement, or ACR50, and 11.5% with 70% improvement, or ACR70. Piclidenoson administered BID for 12 weeks resulted in improvement in signs and symptoms of rheumatoid arthritis and was well-tolerated.

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

At the end of 2017, we initiated the pivotal ACRobat Phase III trial of Piclidenoson to evaluate Piclidenoson as a first line treatment and replacement for MTX. The trial was a randomized, double-blind, active and placebo-controlled, parallel-group study in approximately 500 patients in Europe, Israel and Canada. The primary endpoint of ACRobat was low disease activity after 12 weeks of treatment in patients dosed with Piclidenoson compared to those dosed with MTX. Piclidenoson at 1.0 mg and 2.0 mg, or placebo, will be administered twice daily, and MTX or placebo will be administered once weekly. Secondary endpoints include disease activity remission at week 24, ACR 20/50/70 response rates, European League Against Rheumatism good and moderate response rates and change from baseline for disease activity and ACR responses. The total study duration was to be 24 weeks in order to provide more data on long term efficacy and safety. In October 2020, an independent data monitoring committee for an interim analysis recommended not to continue this study. Subsequently, we conducted a detailed analysis of the interim results which showed that although Piclidenoson efficacy was significantly superior to placebo, the study missed the primary endpoint which was non-inferiority vs. the comparator methotrexate. Accordingly, we decided to stop developing Piclidenoson for the treatment of rheumatoid arthritis to focus on other indications.

Additional Developments with Piclidenoson

COVID-19

We believe that Piclidenoson’s robust anti-inflammatory effect has the potential to treat COVID-19 and its mutations because it treats disease manifestations. The drug’s anti-viral properties are protected by U.S. patent US7589075. Piclidenoson also inhibits cytokine release syndrome which is associated with the severity of COVID-19.

In March 2020, we submitted a request for compassionate use of Piclidenoson for the treatment of COVID-19 at the Rabin Medical Central. Upon review, the IRB recommended that we advance into a full study and in April 2020, we recived approva from the IRBl to initiate a pilot clinical study of Piclidenoson in the treatment of moderate to severe symptoms of COVID-19. Prior to recruiting patients, we revised our treatment protocol based on FDA guidance and submitted an IND application that was subsequently approved.

We are currently conducting a randomized, double blind, placebo-controlled study evaluating the benefits of treatment with Piclidenoson plus standard supportive care (SSC) vs. placebo plus SSC in up to 40 patients hospitalized with moderate to severe COVID-19, as defined by the U.S. National Institutes of Health Coronavirus Disease 2019 (COVID-19) Treatment Guidelines. Patients are randomized in a 1:1 ratio to receive 2 mg Piclidenoson twice daily or placebo, and treated for up to 28 days. Efficacy will be assessed through standard measures of clinical and respiratory status at Day 29, including the proportion of patients alive and free of respiratory failure, as well as the proportion discharged home without need for supplemental oxygen. Safety and pharmacokinetic data will also be captured. In March 2021, we reported that we enrolled the first patient and patient enrolment is ongoing.

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

In November 2019, we announced that the U.S. Patent and Trademark Office, or the PTO, has issued to us Patent #10,265,337 titled “Use of A3 Adenosine Receptor Agonist in Osteoarthritis Treatment” for Piclidenoson for the treatment of osteoarthritis in mammals. We are evaluating potential partnerships with companies in the animal health pharmaceutical market that may in-license and develop Piclidenoson for the companion animal market, a substantial and rapidly growing global market.

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

We conducted several pre-clinical studies demonstrating robust anti-inflammatory, anti-fibrogenic and anti-steatotic effects, supporting the development of Namodenoson for the NAFLD/NASH indication. Furthermore, the results indicated that Namodenoson was very well-tolerated.

In pre-clinical studies, we evaluated the toxicity, stability, metabolism and other safety parameters of Namodenoson at doses much higher than the doses that we currently administer to humans in our clinical trials of Namodenoson.

In preclinical studies, Namodenoson revealed its capability to act as an anti NAFLD/NASH agent and data has shown as follows:

●	In the STAM model, Namodenoson significantly decreased the non-alcoholic fatty liver disease (NAFLd) activity score, NAS, demonstrating anti-inflammatory and anti steatotic effects.

●	In the carbon tetrachloride (ccl4) model, Namodenoson reversed alanine aminotransferase (ALT) to normal values and significantly improved liver inflammation and fibrosis, as well as the adiponectin and leptin levels; and

●	Namodenoson mechanism of action entailed de-regulation of the Wnt/β-catenin pathway in the liver extracts of the ccl4 model mice and in the LX2 HScs, manifested by a decreasing the expression of phosphoinositide 3-kinase (PI3K), NF-κB.

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

A paper titled “Namodenoson in Advanced Hepatocellular Carcinoma and Child–Pugh B Cirrhosis: Randomized Placebo-Controlled Clinical Trial” was published in the peer reviewed journal Cancers with respect to the Phase II HCC trial.

In February 2021, we announced that two patients continued to receive Namodenoson treatment from our Phase II study of HCC after nearly four years. Additional findings show disappearance of ascites, normal liver function and good quality of life. In one patient stable disease has been recorded with disappearance of peritoneal carcinomatosis. Namodenoson continued to demonstrate a good safety profile and was well tolerated with no severe adverse events reported.

In October 2019, we held an End-of-Phase II Meeting with the FDA regarding our Phase II study of Namodenoson in the treatment of HCC. The purpose of the meeting was to review the Phase II study data with the FDA and to present our proposed Phase III study design to the regulatory agency. The FDA agreed with our proposed pivotal Phase III trial design to support an NDA submission and approval. Subsequently in June 2020, we concluded a meeting with the Scientific Advice Working Party of the EMA to discuss our planned Phase III study. Based on the input received from the FDA and EMA, we plan on conducting a Phase III, randomized, double blind, placebo controlled trial of Namodenoson, that will enroll approximately 450 patients with HCC and underlying CPB7 cirrhosis at multiple centers worldwide. Patients will be randomized to oral treatment with either Namodenoson 25 mg or matching placebo given twice daily. The primary efficacy endpoint of the trial is overall survival (OS), based on the favorable OS response seen in the Phase II trial in patients with HCC and CPB7 cirrhosis. Other oncology trial efficacy outcomes, such as tumor radiographic response rates and median progression-free survival, as well as standard safety parameters, will be assessed. The study is designed to support an NDA submission in the U.S. and a marketing authorization application, or MAA, in Europe.

In November 2019, we initiated a compassionate use program for Namodenoson in the treatment of HCC, the most common form of liver cancer. Our compassionate use program has enrolled and continues to treat patients. The compassionate use program, which enables liver cancer patients not enrolled in our clinical study to be treated with Namodenoson, is being administered by Dr. Salomon Stemmer, the Principal Investigator of the Company’s prior Phase II liver cancer study, and Professor at the Institute of Oncology, Rabin Medical Center, Israel.

NAFLD/NASH

We conducted a Phase II double-blind, placebo-controlled, dose-finding efficacy and safety study that enrolled 60 patients with NAFLD with or without NASH in three clinical sites in Israel including Hadassah Medical Center, Jerusalem; Rabin Medical Center, Petach Tikva; and Holy Family Hospital, Nazareth; with Prof. Rifaat Safadi as the Principal Investigator. Patients with evidence of an active inflammation were treated twice daily with 12.5 mg (n=21) or 25 mg (n=19) of oral Namodenoson vs. placebo (n=20). The patients were treated for 12 weeks and followed-up until week 16. The study’s end points included among others alanine aminotransferase (ALT) and aspartate aminotransferase (AST) blood level, % of liver fat, liver stiffness, serum adiponectin, leptin and patient’s weight loss. In April 2020 we announced top-line data and in June 2020 we announced our final data analysis. As a whole, the data show that Namodenoson at the 25 mg dose produced statistically significant results in all measures of efficacy, while also having a strong safety profile and well tolerated.

Therapeutically significant positive data and trends were found as follows:

Anti-Inflammatory Effect: Namodenoson significantly reduced two liver enzymes, AST and ALT, which are elevated in a damaged liver, and increased the anti-inflammatory cytokine adiponectin known also to act as an anti-fibrotic factor. Serum adiponectin levels increased in the 25 mg dose group by 220 ng/mL and the 12.5 mg dose group by 539 ng/mL (p=0.03). Adiponectin is a cytokine with robust anti-inflammatory and anti-fibrotic effects that is used as a biomarker in NAFLD/NASH trials. In addition, a dose response decrease compared to placebo was observed, indicating a reduction of hepatic inflammation was achieved: (i) % of patients who reached ALT normalization at follow up was 36.8% in the 25 mg dose vs. 10% in the placebo (p=0.038). In the 12.5 mg dose, 23.8% was recorded at follow up, (ii) ALT change from baseline (CFB) and % change from baseline (PCFB) - in the 25 mg group, CFB decreased by 15.4 U/L (p=0.066) and PCFB by 22% (p=0.079) compared to placebo (1.7 U/L, 3.0%, respectively); in the 12.5 mg group, a decrease CFB of 10.4 U/L and PCFB of 8.2% was recorded; and, (iii) AST CFB and PCFB - in the 25 mg group, CFB decreased by 8.1 U/L (p=0.03) and PCFB by 17.9% (p=0.05) compared to placebo (increase of 0.3 U/L, decrease of 1.3%, respectively). In the 12.5 mg group, a decrease in CFB of 7.4 U/L and PCFB of 8.1 % was recorded.

Reduction of Liver Steatosis: In the Namodenoson 25 mg treated group, the proportion of patients with high steatosis scores declined from 37.5% to 13.3% of the population, as compared to the placebo treated group in which the proportion of patients with high steatosis scores decreased from 37.5% to 35.3% of the population, with p=0.08. Steatosis was assessed by Controlled Attenuation Parameter (CAP) measurement of the FibroScan, a non-invasive marker of hepatic steatosis.

NASH – All Cases Resolved: 25% of patients randomized into the Namodenoson 25 mg dosed group had NASH at baseline, as compared to none in the placebo group, which comprised of patients who had NAFLD without NASH at baseline. Following 12 weeks of treatment, all NASH cases were resolved in patients treated with 25 mg of Namodenoson, as compared to new NASH that developed in the placebo group representing 5% of that population, with p<0.009. NASH was evaluated by FibroScan-AST (FAST) score, a noninvasive marker of NASH, the severe form of NAFLD (equivalent to biopsy findings of NAS≥4, F≥2), measured by FibroScan elastography, CAP and serum AST.

Decrease in Body weight: A linear decrease in body weight was recorded in the 25 mg and 12.5 mg Namodenoson groups.

A3 Adenosine Receptor (A3AR): The A3AR biomarker was stable, demonstrating the presence of the receptor after chronic treatment and reflecting the validity of the target.

Safety: Namodenoson continued to be safe and very well tolerated with no drug emergent severe adverse effects and no hepatotoxicity.

We are currently designing a Phase IIb study Namodenoson in the treatment of NASH. The protocol is being developed in conjunction with Dr. Scott Friedman, Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York, and Dr. Stephen A. Harrison, Medical Director of Pinnacle Clinical Research, both of whom were involved in the design of Namodenoson’s Phase II study in NAFLD/NASH. We plan on initiating the study in the fourth quarter of 2021.

Additional Developments with Namodenoson

Anti-Obesity

In January 2019, we announced new pre-clinical findings demonstrating that Namodenoson, inhibits lipid production and fat accumulation in adipocytes (lipid producing cells). More specifically, Namodenoson showed a significant decrease in lipid production and fat accumulation utilizing 3T3-L1 adipocytes, functioning as lipid producing cells and are also responsible for fat storage. Namodenoson was also shown to inhibit the proliferation of adipocytes, further hampering the expansion of fat producing cells. These findings, together with the safety profile of Namodenoson, support its potential utilization as an anti-obesity drug. A patent application for the utilization of Namodenoson as an anti-obesity drug has been filed. In January 2020, we announced further pre-clinical data generated at the Hadassah Medical Center by Dr. Rifaat Safadi’s lab that demonstrated that Namodenoson induces weight loss in experimental models and normalizes glucose levels.

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

In March 2021, we announced new data from a preclinical study of CF602 in the treatment of erectile dysfunction, or ED, in a diabetes experimental model. The study evaluated the efficacy of topically applied CF602 in a 4-cohort study with diabetic Sprague-Dawley (SD) rats receiving placebo; 100nM CF602; 500nM CF602. Naïve rats served as a comparative negative control. ED was assessed by tracing ICP under cavernous nerve stimulation. Treatment with CF602 at a dose of 500 nM resulted in statistically significant improvement of erectile dysfunction compared to vehicle treated controls when measured in a two-way ANOVA followed by Bonferroni multiple comparisons post-hoc analysis (p<0.001). The improvement was even better than recorded for the naïve animals group. Efficacy was dose-dependent.

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

Cannabinoid-Based Pharmaceuticals

In September 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. Based on our recent scientific findings, we have filed patents for the use of cannabinoid-based drugs to treat cancer, autoimmune, inflammatory and metabolic diseases. Our most recent pre-clinical research revealed that cannabis derived CBD enriched fractions, supplied by Univo, inhibit the expansion of human fat cells (pre-adipocytes) by 60%, a result that points towards the potential anti-obesity effect of this agent. Although it is already documented that cannabis derived compounds possess anti-obesity effect, the novel data presented by us demonstrates the anti-obesity effect at low nano-molar concentrations. Low CBD concentrations are known to be safe and well accepted in humans. Previously, we announced pre-clinical findings demonstrating CBD’s robust anti-neoplastic effect in pre-clinical studies against liver cancer. The studies were carried out on human liver cancer cells and utilized cannabinoid fractions enriched for CBD, in nano and pico molar concentrations. Marked inhibition of Hep-3b, liver cancer cell proliferation was noted and was mediated via the A3 adenosine receptor. As of December 31, 2020, our collaboration agreement with Univo expired.

In July 2020, we completed the development of a biological cell-based in vitro assay which can identify clinically active cannabis derived compounds that bind to and activate A3AR, thus enabling the development of pharmaceuticals that use a specific cannabis derived compound to treat a variety of diseases.

In December 2020, we received approval from the Medical Cannabis Unit of Israel’s Ministry of Health to conduct pre-clinical studies on the effect of nanomolar concentrations of cannabinoid fractions on the proliferation and functionality of cancer, inflammatory and adipocyte cells (fat cells). This regulatory approval allows us to advance our cannabinoid program by evaluating the effect of cannabis fractions at nanomolar concentrations binding with A3AR.

In February 2021, we announced the completion of a set of pre-clinical studies demonstrating that cannabis derived compounds bind to A3AR, mediating therapeutic effects. CBD rich T3/C15 cannabis fraction inhibited the proliferation of LX-2 hepatic-stellate cells, the liver cell type mediating the development of fibrosis. This inhibitory response was neutralized by an antagonist to the A3AR, demonstrating that the anti-fibrotic effect was mediated via the A3AR.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2020, we have paid approximately 135,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

Out-Licensing and Distribution Agreements

The following are summary descriptions of certain out-licensing and distribution agreements of Piclidenoson and Namodenoson for the indications we are currently investigating.

Cipher Pharmaceuticals Agreement

On March 20, 2015, we entered into a Distribution and Supply Agreement with Cipher granting Cipher the exclusive right to distribute Piclidenoson in Canada for the treatment of psoriasis and rheumatoid arthritis. In 2020, we ended our development of Piclidenoson for rheumatoid arthritis.

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

Gebro Agreement

On January 8, 2018, we entered into a Distribution and Supply Agreement with Gebro, granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis. In 2020, we ended our development of Piclidenoson for rheumatoid arthritis.

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

CMS Medical Agreement

On August 6, 2018, we entered into a License, Collaboration and Distribution Agreement with CMS for the exclusive right to develop, manufacture and commercialize Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of HCC and NAFLD/NASH in China (including Hong Kong, Macau and Taiwan).

Under the License, Collaboration and Distribution Agreement, we are entitled to $2,000,000 upon execution of the agreement plus milestone payments of up to $14,000,000 upon achieving certain regulatory milestones and payments of up to $58,500,000 upon achieving certain sales milestones, as follows: (i) $500,000 upon the granting of the marketing authorization of Piclidenoson in the United States for rheumatoid arthritis; (ii) $500,000 upon the granting of the marketing authorization of Piclidenoson in the European Union for rheumatoid arthritis; (iii) $500,000 upon the granting of the marketing authorization of Piclidenoson in the United States for psoriasis; (iv) $500,000 upon the granting of the marketing authorization of Piclidenoson in the European Union for psoriasis; (v) $500,000 upon the granting of the marketing authorization of Namodenoson in the United States for HCC; (vi) $500,000 upon the granting of the marketing authorization of Namodenoson in the European Union for HCC; (vii) $500,000 upon the granting of the marketing authorization of Namodenoson in the United States for NAFLD/NASH; (viii) $500,000 upon the granting of the marketing authorization of Namodenoson in the European Union for NAFLD/NASH; (ix) $2,500,000 upon the issuance of an imported drug license permitting the product to be imported into and marketed in China, or the IDL and granting of marketing authorization of Piclidenoson in China for rheumatoid arthritis; (x) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Piclidenoson in China for psoriasis; (xi) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Namodenoson in China for HCC; (xii) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Namodenoson in China for NAFLD/NASH; and (xiii) between $1,000,000 and up to $30,000,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double-digit percentage royalties on net sales of Piclidenoson and Namodenoson in the licensed territories. To date, we have received a total of $2,000,000 from CMS in upfront and milestone payments.

According to the agreement, CMS will be responsible for the development of Piclidenoson and Namodenoson to obtain regulatory approval in China and shall be further responsible for obtaining and maintaining regulatory approval in China for the indications described above. We may, at the option of CMS, supply finished product to CMS.

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

Ewopharma Agreement

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that we may identify for its drug candidates. We will also be entitled to a transfer price for delivering finished product to Ewopharma.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with respect to Piclidenoson and Namodenoson. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

For the year ended December 31, 2020, we recorded the following revenues: (i) $0.26 million for the as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.35 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; and (iii) $0.15 million under the Distribution Agreement with Cipher.

For the year ended December 31, 2019, we recorded the following revenues: (i) $0.75 million as a result of an upfront payment from Kyongbo Pharm, (i) $0.6 million for the as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (iii) $0.38 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; and (iv) $0.35 million under the Distribution Agreement with Cipher.

For the year ended December 31, 2018, we recorded the following revenues: (i) $2 million for the year as a result of advance payment received in August 2018 under the distribution agreement with CMS; (ii) $1.3 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; and (iii) $0.1 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the $0.5 million advance payment received in December 2016 under the Distribution Agreement with CKD.

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

Patents

As of March 15, 2020, we owned or exclusively licensed (from Leiden University) 15 patent families that, collectively, contain approximately 163 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application in Israel concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	A3AR ligands to treat proliferative diseases (inflammation/cancer) - a family of patents which pertains to the use of substances that bind to the A3AR, including Piclidenoson and Namodenoson; the pharmaceutical uses to which such family relates include the treatment of proliferative diseases, such as cancer, psoriasis and autoimmune diseases. Such patents were granted in the United States, Europe (by the European Patent Office, or the EPO, and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom), Australia, Canada, Israel, China, Japan, South Korea, Mexico, Russia and Hong Kong. These patents have expired during 2020, other than the U.S. patent that will expire in 2021.

●	A3AR ligands to treat viral diseases – a family of patents which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. These patents have a filing date of January 1, 2002 and a priority date of January 16, 2001 and are set to expire in 2022, other than the U.S. patent that will expire in 2023.

●	A3AR ligands to treat RA – a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and is set to expire in 2023.

●	A3AR as a predictive and follow up biomarker – a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in the United States, Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, China, Mexico and Canada. The patents are set to expire in 2025. There is a patent application pending in Brazil. Each of the patents and the patent application has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	Specific dose to protect from psoriasis – a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. The patent applications are pending in China, Hong Kong, and India each with a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis – a family of patents which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom). These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008 and a priority date of March 14, 2007.

●	Osteoarthritis indication - a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. A patent application is pending in Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005.

●	Liver protection– a family of patents which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). Each patent in this family has a filing date of October 22, 2008 and a priority date of October 15, 2007.

●	Erectile dysfunction – a family of patents and patent applications which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Australia, China, Hong Kong, Canada, South Korea, Israel and Japan and patent applications in Brazil, Europe, and Mexico, the latter application in Mexico recently allowed. The patents and patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012.

●	CAR T induced cytokine release syndrome – a family of patent applications which pertains to the use of A3AR ligands for managing cytokine release syndrome. This family includes a patent applications in Israel and in the U.S., China, EP and HK claiming priority from this Israeli application. The US, China, EP and HK patent applications have a filing date of September 16, 2018 and the Israeli patent application has a filing date of September 17, 2017.

●	NAFLD/NASH - a family of patents and patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes granted patents in U.S., Israel, Europe, and South Korea, and patent applications in China, Hong Kong, Brazil, Canada, Japan, Mexico, the latter application in Mexico recently allowed. The patent applications have a filing date of November 22, 2016.

●	Obesity - a family of patent applications which pertains to the use of A3AR ligand for reducing level of adipocytes and specifically, for treating obesity. This family includes a patent application in Israel and a PCT application claiming priority from this Israeli application. The PCT patent application has a filing date of January 6, 2020 while the Israeli patent application has a filing date of January 6, 2019.

●	Cannabinoids – a family of patent applications pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This family includes a patent application in Israel and a PCT application claiming priority from this Israeli application. The PCT patent application has a filing date of January 16, 2021 while the Israeli patent application has a filing date of January 16, 2020.

●	PD-1/PD-L1 - an Israeli patent application pertaining to the use of PD-1/PD-L1 axis inhibitor in combination with an A3AR. This Israeli patent application has a filing date of January 29, 2020.

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

Name	Position/Institutional Affiliation
Dr. Michael Weinblatt	Head, Division of Rheumatology, Immunology and Allergy, Brigham and Women’s Hospital

Dr. Keith Stuart	Chairman, Department of Hematology and Oncology; Professor of Medicine, Tufts University School of Medicine; Lahey Clinic Medical Center

Dr. Jonathan Wilkin	Former Head, Dermatology Division, FDA

Dr. Scott Friedman	Dean for Therapeutic Discovery and Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York

Dr. Arun Sanyal	Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine

Dr. Rifaat Safadi	Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel

Dr. Stephen Harrison	Dr. Harrison is currently a Visiting Professor of Hepatology at the Radcliffe Department of Medicine, University of Oxford.

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction, including but not limited to psoriasis, HCC and NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as erectile dysfunction, Crohn’s disease, oncological diseases and viral diseases, such as the JC virus, and obesity.

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

We believe the characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in the autoimmune-inflammatory markets, including the psoriasis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective. For example, while TNF inhibitor therapies transformed the treatment for many patients, a substantial percentage of patients (40% to 60%) do not respond to either a DMARD or biologic therapies (Simsek, 2010).

Pre-clinical pharmacology studies in different experimental animal models revealed that Piclidenoson acts as a DMARD, which, when coupled with its good safety profile, makes it competitive in the psoriasis market. Our recent findings suggest that Piclidenoson might offer a superior efficacy and tolerability profile, allowing patients to stay on drug longer and potentially leading to an improvement in response rate. Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of production, which we believe positions it well in the HCC market, where only a handful of drugs have been approved by the FDA.

In addition, our human clinical data suggests that A3AR may be a biological marker in that high A3AR expression prior to treatment has been predictive of good patient response to our drug treatment. In fact, as a result of our research we have developed a simple blood assay to test for A3AR expression as a predictive biological marker. We hold a patent with respect to the intellectual property related to such assay and are currently analyzing A3AR expression levels in our Phase III psoriasis trial.

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, and more. Competitors in the COVID-19 field include Pfizer, BioNTech, Moderna, Johnson & Johnson, AstraZeneca, Novavax, Eli Lilly, and Regeneron. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, and Bristol-Myers. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly and Bayer.

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

The current common treatments for psoriasis include topical and systemic drugs, steroids, immunosuppressive drugs such as Cyclosporine A by Novartis, MTX and biological drugs. Biological drugs, such as Enbrel (etanercept) by Amgen and Pfizer, Remicade (infliximab) by Centocor, Humira (adalimumab) by Abbvie, Stelara (ustekinumab) by Janssen, Otezla (aprelimast) byAmgen, Cosentyx (secukinumab) by Novartis and Taltz (ixekizumab) by Eli Lilly have significant side effects, are expensive and patients are often not responsive. For example, some of these drugs have received an FDA “black box” warning for increased risk of cancer in children and adolescents and risk of infection with Legionella and Listeria bacteria.

Piclidenoson for the Treatment of COVID-19

Namodenoson for the Treatment of HCC

According to the American Cancer Society, HCC is the fifth most common form of cancer death in the U.S., the most common form of liver cancer in adults and the third most common cause of cancer-related mortality worldwide, particularly in Asia. According to the American Cancer Society, more than 700,000 people are diagnosed with liver cancer each year throughout the world and more than 600,000 persons die from liver cancer each year. Despite several new approvals in the HCC market, including immunotherapy agents, this remains a significant unmet medical need where five year survival rates remain less than 20%. According to Grand View Research, the HCC drug market is expected to reach $1.5 billion by 2022.

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

Namodenoson for the Treatment of NASH

Rates of NAFLD and NASH are increasing in the United States in concert with increasing rates of obesity and diabetes. In fact, NASH is now the third leading cause of liver transplant in the United States. It is estimated that 17-33% of Americans have fatty liver, with approximately one-third going on to develop NASH. NASH is believed to affect 2-5% of adult Americans. Despite the progression of several interesting clinical-stage candidates by companies such as Gilead, Genfit, Madrigal, Conatus, Galmed, Intercept, Akero, 89Bio, Viking, and Terns as well as others, there are currently no FDA approved treatment options for NASH.

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. In June 2020, the FDA issued a complete response letter, or the CRL, regarding the NDA of OCA for the treatment of NASH. Recently, Intercept reported that it is in discussions with the FDA with respect to the potential resubmission of its NDA. If approved, OCA will become the first approved NASH drug.

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

Insurance

We maintain insurance for our offices and laboratory in Petah-Tikva, Israel. Our insurance program covers approximately $0.85 million of equipment and lease improvements against risk of loss. In addition, we maintain the following insurance: employer liability with coverage of approximately $5.7 million; third party liability with coverage of approximately $0.87 million; fire insurance coverage of approximately $0.43 million; natural disaster coverage of approximately $1.3 million; all risk coverage of approximately $0.02 million for electronic equipment and machinery insurance for laboratory refrigerators; and directors’ and officers’ liability insurance with coverage of $5.0 million per claim and $5.0 million in the aggregate.

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

Typically, a manufacturer conducts a three-phase human clinical testing program which itself is subject to numerous laws and regulatory requirements, including good clinical practice requirements, or GCP, which include adequate monitoring, reporting, record keeping and informed consent. In Phase I, small clinical trials are conducted, typically in healthy human volunteers, to determine the safety and proper dose ranges of product candidates. In Phase II, clinical trials are conducted in patients with the targeted disease or condition to assess safety and gain preliminary evidence of the efficacy of product candidates. In Phase III, clinical trials are conducted in an expanded population of patients with the targeted disease or condition to further evaluate clinical efficacy and safety. Phase III trials are designed to provide sufficient data for the statistically valid evidence of safety and efficacy to support approval, and if approved, the basis for product labeling. Post-approval studies, sometimes referred to as Phase IV trials, may be conducted, voluntarily or as a condition of approval, after initial product approval to obtain additional information about the drugs risks and benefits in patients with the targeted disease or condition. The time and expense required for us to perform this clinical testing can vary and is substantial. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board responsible for approving and monitoring the clinical trials at a given site, the Data Safety Monitoring Board, where one is used, or we may suspend the clinical trials at any time on various grounds, including a finding that subjects or patients are exposed to unacceptable health risk.

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

European Union

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

●	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

●	submission to the relevant competent authorities of an MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014 was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a “regulation” that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which is connected to the functioning of the new E.U. Clinical Trials Database and has therefore been postponed several times. An audit of the test database was started in November 2020 and final outcome data are expected in April 2021. The going live of the database and consequential applicability of the Clinical Trials Regulation is currently expected to occur in 2022.

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

United Kingdom

The withdrawal of the United Kingdom (U.K.) from the E.U. took effect on January 1, 2021, and there are 27 member states remaining in the E.U. As of January 1, 2021, the U.K. is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the U.K. has retained the E.U. regulatory regime with certain modifications as standalone U.K. legislation. Therefore, the U.K. regulatory regime is currently similar to E.U. regulations, but the U.K. may adopt changed regulations that may diverge from the E.U. legislative regime for medicines and their research, development and commercialization. For a two-year period starting January 1, 2021, the U.K. has adopted transitional provisions, which inter alia apply to the importation of medicines into the U.K. and rely on certain EMA marketing authorization application procedures.

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

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 31, 2025 and is in the process of being renewed. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 25, 2021.

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

C. Organizational Structure

Our corporate structure consists of Can-Fite and three wholly owned subsidiaries, all of which are inactive: Eye-Fite Limited, incorporated in Israel (which is in the process of being wound up) and Can-Fite Biopharma Europe, incorporated in France.

D. Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company. Pursuant to a verbal agreement with the lessor, the lease expires on December 31, 2021. The Petah-Tikva headquarters consists of approximately 300 square meters of space. Lease payments are approximately NIS 20,447, or $5,318, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

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

Overview

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases, COVID-19 and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases, COVID-19 as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including psoriasis. CF101 is also being developed for the treatment of COVID-19. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to SNS Research, the psoriasis drug market is forecasted to be worth $11.5 billion by the end of 2020. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, and (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe;

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC and NASH to Ewopharma, for Central Eastern Europe and Switzerland.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis, and expect to complete enrolment in the second half of 2021, (ii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer and expect to initiate the study in the fourth quarter of 2021, (iii) engaged in preparatory steps for the initiation of a clinical Phase IIb trial of Namodenoson in the treatment of NASH and expect to initiate the study in the fourth quarter of 2021, (iv) conducting a Phase II trial for Piclidenoson in the treatment of COVID-19 where patient enrolment is ongoing, (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vi) developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2020, we had an accumulated deficit of approximately $125.5 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2020, we had approximately $8.3 million of cash and cash equivalents. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with Kwang Dong, Cipher, CKD, Gebro, CMS and Kyongbo, and our historic out-licensing agreement with SKK.

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

Under the Distribution and Supply Agreement with Cipher we received CAD 1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CAD 1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CAD 1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. To date, we have received a total of $1.3 million (CAD 1.65 million) from Cipher in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

In August 2018, we entered into a License, Collaboration and Distribution Agreement with CMS. Under the License, Collaboration and Distribution Agreement, we are entitled to $2,000,000 upon execution of the agreement plus milestone payments of up to $14,000,000 upon achieving certain regulatory milestones and payments of up to $58,500,000 upon achieving certain sales milestones. In addition, following regulatory approval, we shall be entitled to double-digit percentage royalties on net sales of Piclidenoson and Namodenoson in the licensed territories. To date, we have received a total of $2,000,000 from CMS in upfront and milestone payments. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. We will also be entitled to a transfer price for delivering finished product to Ewopharma.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	ACRobat Phase III study in rheumatoid arthritis	Phase III study was stopped
	COMFORT Phase III study in psoriasis	Phase III study
	Being investigated for treatment of COVID-19	Phase II study in the treatment of moderate COVID-19

Namodenoson	Phase III in HCC	Preparing to commence Phase III trial
	Phase II study in NASH	Preparing to commence Phase IIb trial

Cannabinoid-Based Pharmaceuticals	Developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2018, 2019 and 2020; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2018	2019	2020	Inception
Piclidenoson	2,987	7,348	6,046	39,756
Namodenoson	1,103	2,217	1,261	12,036
CF602	276	20	-	1,703

Other projects	-	201	2,199	4,129
Total gross direct project costs (1)	4,366	9,585	9,506	57,624

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2020, we have incurred research and development expenses of approximately $122.6 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The preparation of financial statements in conformity with U.S. GAAP as issued by the Financial Accounting Standards Board (FASB) requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported results.

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

We recognize revenue in accordance with ASC 606, “Revenue from Contracts with Customers” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price.

We identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

In other contracts, we determined the license to the IP to be a functional IP that has significant standalone functionality. We are not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore, the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

We receive long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between us and its advances at contract inception, to take into consideration the significant financing component.

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

Share-based Compensation

We account for share-based compensation arrangements in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss. We recognize compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Recently Issued Accounting Pronouncements

1.	In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments.

For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendment is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. This ASU don’t have a material effect on its consolidated financial statements.

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendment is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. This ASU don’t have a material effect on our consolidated financial statements.

Recent Offerings

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

On February 12, 2020, we sold to certain institutional investors an aggregate of (i) 1,825,000 units, or Units, each Unit consisting of one ADS, and one warrant to purchase one ADS, or the Warrant, at a price of $1.50 per Unit, and (ii) 1,508,334 pre-funded units, or the Pre-funded Units, each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS, or the Pre-funded Warrant, and one Warrant, at a price of $1.49 per Pre-funded Unit, in a public offering, resulting in gross proceeds of approximately $5.0 million. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. We paid an aggregate of $315,000 in placement agent fees and expenses and issued placement agent warrants to purchase 250,000 ADS on the same terms as the warrants except they have a term of five years and have an exercise price of $1.875.

On June 12, 2020, we sold to several institutional and accredited investors an aggregate of 117,073,200 ordinary shares represented by 3,902,440 ADSs in a registered direct offering at $2.05 per ADS, resulting in gross proceeds of approximately $8.0 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 1,951,220 ADSs in a private placement. The warrants are immediately exercisable and will expire four and one-half years from the issuance date at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $600,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase up to 292,683 ADS on the same terms as the warrants.

On July 8, 2020, we sold to several institutional and accredited investors an aggregate of 51,165,000 ordinary shares represented by 1,705,500 ADSs in a registered direct offering at $2.00 per ADS, resulting in gross proceeds of approximately $3.4 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 852,750 ADSs in a private placement. The warrants are immediately exercisable and will expire four and one-half years from the issuance date at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $255,825 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase up to 127,913 ADS on the same terms as the warrants.

A. Results of Operations

Comparison of the Year Ended December 31, 2020 to Year Ended December 31, 2019

Revenues

Revenues for the year ended December 31, 2020 were $0.76 million, a decrease of $1.27 million, or 63%, compared to $2.03 million for the year ended December 31, 2019. The decrease in revenues was mainly due to the recognition of a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2020 were $11.95 million, an increase of $0.98 million, or 8.9%, compared to $10.97 million for the year ended December 31, 2019. Research and developments expenses for the year ended 2020 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the accelerating rate of absorption of patients for the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis and for psoriasis. We expect that the research and development expenses will increase through 2021 and beyond.

General and administrative expenses

General and administrative expenses were $2.95 million for the year ended December 31, 2020 a decrease of $0.11 million, or 3.6%, compared to $3.06 million for the year ended December 31, 2019. The decrease is primarily due to the decrease is primarily due to is primarily due to a decrease in professional services and travel expenses which was partly offset by an increase in salaries and related benefits and insurance expenses. We expect that general and administrative expenses will remain at the same level through 2021.

Financial income, net

Financial expense, net for the year ended December 31, 2020 aggregated $0.3 million compared to $0.6 million for the year ended December 31, 2019. The decrease in financial expense, net was mainly due to decrease in the revaluation of our short-term investment.

Comparison of the Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $2.0 million, a decrease of $1.8 million, or 47.3%, compared to $3.8 million for the year ended December 31, 2018. The decrease in revenue was mainly due to the recognition of $2 million advance payment received in August 2018 under the distribution agreement with CMS.

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

Financial income, net

Financialexpenses, net for the year ended December 31, 2019 aggregated $0.6 million compared to $1.1 million for the year ended December 31, 2018. The decrease in financial expense, net was mainly due to decrease in a loss from short-term investment revaluation.

Comparison of the Year Ended December 31, 2018 to Year Ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $3.8 million, an increase of $3.0 million, or 384%, compared to $0.8 million for the year ended December 31, 2017. The increase in revenue was mainly due to the recognition of a $2 million advance payment received in August 2018 under the Distribution Agreement with CMS and from the recognition of a portion of the $2.2 million advance payment received in January 2018 under the Distribution and Supply Agreement with Gebro.

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

Financial expenses, net

Financial expenses, net for the year ended December 31, 2018 aggregated $1.1 million compared to $1.6 financial income, net for the same period in 2017. The increase in financial expense, net was mainly due to a loss from long-term investment revaluation, recognition of interest expenses related to implementation of revenue recognition accounting standard ASC 606, while in the same period in 2017, financial income was mainly due to fair value revaluation of warrants (that we didn’t record in 2018) which were offset by financial expenses from exchange rate differences.

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2020, we had approximately $8.3 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2020, we raised approximately $2.4 million from the exercise of warrants and in February 2020, we raised approximately $5 million in a follow-on public offering, Additionally, in March through May 2020, we received gross proceeds of approximately $2.5 million from the partial exercise of warrants. In June 2020 and July 2020, we raised approximately $8.0 million and $3.4 million, respectively, in registered direct offerings.

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

Net cash used in operating activities was $12.0 million for the year ended December 31, 2020, compared with net cash used in operating activities of $11.0 million and $4.1 million for the years ended December 31, 2019 and 2018, respectively. The $1.0 million increase in the net cash used in operating activities during 2020, compared to 2019, was primarily the result of $1.8 million increase in net loss, $2.7 million decrease in trade payables and $0.5 million decrease in deferred revenues which were offset by an increase of $1.35 increase in other receivables and $2.4 million decrease in account receivables and prepaid expenses. The $6.7 million increase in the net cash used in operating activities during 2019, compared to 2018, was primarily the result of an increase in net loss of 6.1 million.

Net cash used in investing activities for the year ended December 31, 2020 was $0.03 million compared to net cash used in investing activities of $0.003 million and $0.03 million for the years ended December 31, 2019 and December 31, 2018, respectively. The changes in cash flows from investing activities considers immaterial.

Net cash provided by financing activities for the year ended December 31, 2020 was $17.7 million, compared to $10.1 million for the year ended December 31, 2019 and $4.4 million of net cash provided by financing activities for the year ended December 31, 2018. The increase in net cash provided by financing activities during 2020 compared to 2019 was due to increase in issuance of shares and warrants, net of issuance expenses during 2020.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the end of the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the COVID-19 outbreak.

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

F. Contractual Obligations.

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Leiden University milestones(1)	122,678	12,268	110,410	-	-
Car lease obligations	70,038	44,932	25,106	-	-
Total	192,716	57,200	135,516	-	-

(1)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2020.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Ilan Cohn, Ph.D.	65	Chairman of the Board

Pnina Fishman, Ph.D.	72	Chief Executive Officer, Director

Motti Farbstein	57	Chief Operating and Financial Officer

Sari Fishman, Ph.D.	49	VP of Business Development

Guy Regev(1)(2)(3)(4)(5)	51	Director

Abraham Sartani, M.D.(4)	74	Director

Israel Shamay (1)(2)(5)	56	Director

Yaacov Goldman (1)(2)(3)(4)(5)	65	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

(5)	Independent Director under the NYSE American rules

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and a founding partner at the patent attorney firm Cohn, de Vries, Stadler & Co. since December 2020. Previously, Dr. Cohen was a senior partner at Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 serves as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C. Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite and has served as our Chief Executive Officer and served on our Board of Directors since September 2005. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., and Eye-Fite Ltd. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

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

Guy Regev. Guy Regev has over thirteen years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX since November 2011. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on three areas of operation - Cleantech / Water, Financial Services, Retail/Trading. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing & Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Plassim Advanced Solutions in Sanitation Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, Gaon Antan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, and AHAVA Holdings LTD.

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

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group for the year ended December 31, 2020.

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2020, in addition to the seven members of the Board of Directors (including the Company’s Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 8 persons	1,633	*

*	This amount includes approximately $0.07 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2020.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Chief Executive Officer	378	(1)	207	87	13	685

Motti Farbstein Chief Financial Officer	313	(2)	88	53	14	468

Sari Fishman VP Business Development	214	(2)	58	43	14	329

Yaacov Goldman External Director	29	(3)	-	12	-	41

Guy Regev External Director	29	(3)	-	12	-	41

(1)	Amount represents consulting fee.
(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.
(3)	Amount represents fees for Board service.
(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2020 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 of our financial statements.
(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 48,721 or $14,097 (based on the exchange rate reported by the Bank of Israel on December 31, 2020), and payment of NIS 3,256 or $942 (based on the exchange rate reported by the Bank of Israel on December 31, 2020) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 108,360 or $31,426 (based on the exchange rate reported by the Bank of Israel on December 31, 2020) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 3,207,200 ordinary shares, of which (i) 2,680,000 options to purchase 107,200 ordinary shares have an exercise price of NIS 0.644 per option or $0.18 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), are fully vested and expire on January 13, 2021, (ii) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $1.03 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing October 22, 2015, and expire on October 22, 2025, (iii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.68 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over three years commencing January 7, 2019, and expire on January 7, 2029, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.08 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing May 27, 2020, and expire on May 27, 2030.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Operating and Financial Officer. Mr. Farbstein’s current gross monthly salary is NIS 52,000 or $15,046 (based on the exchange rate reported by the Bank of Israel on December 31, 2020). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of December 31, 2020, Mr. Farbstein has outstanding options to purchase an aggregate of1,478,000 ordinary shares, of which (i) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.11 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), are fully vested, and expire on May 2, 2022, (ii) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.09 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020) are fully vested, and expire on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.35 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.25 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026, (v) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.73 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing December 28, 2017 and expire on December 28, 2027, (vi) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.68 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing January 7, 2019 and expire on January 7, 2029, (vii) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2020), vesting on a quarterly basis over four years commencing May 27, 2020 and expire on May 27, 2030.

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

Master Services Agreement with Accellient Partners: On May 10, 2010, we entered into a Master Services Agreement with Accellient Partners, a company owned by William Kerns, who currently serves as our current Vice President of Drug Development. Dr. Kerns has over 20 years of experience in Pharmaceutical Research and Development at SmithKline Beecham and Eisai Pharmaceuticals. As a Senior Executive he has participated in the development of drugs for over 100 Phase I studies and 13 NDA’s and/or Marketing Authorization Applications. Dr. Kerns has chaired an FDA committee on biomarkers and he is an expert in preclinical development and regulatory strategy.

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

Cohn, De Vries, Stadler & Co.: Cohn, De Vriew, Stadler & Co. of which Ilan Cohn, Ph.D. is a partner provides intellectual property services to us in the ordinary course of business. Previously, Dr. Cohn was a partner with Reinhold Cohn and Partners that provided intellectual property services to us in the ordinary course of business.

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

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors expired at the first annual general meeting of our shareholders held in 2020 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2020, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2021; Dr. Pnina Fishman and Mr. Guy Regev serves as our Class III Directors until the close of the annual meeting to be held in 2022; and Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of our then issued and outstanding share capital.

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

On August 1, 2017, at an annual general meeting of our shareholders Yaacov Goldman was elected to serve as one of our external directors for a three-year term ending July 31, 2020. On August 12, 2020 at an annual general meeting of our shareholders, Yaacov Goldman was elected to serve for an additional three-year term ending July 24, 2023. On December 27, 2017, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 26, 2020 as one of our external directors. On December 9, 2020, at an annual general meeting of our shareholders, Israel Shamay was elected to serve for an additional three-year term ending December 30, 2023. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

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

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

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

D. Employees.

As of December 31, 2020, we had eight employees, three of whom were employed in management and administration, four of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 15, 2021 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 515,746,293 ordinary shares outstanding as of March 15, 2021 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2021, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Ilan Cohn, Ph.D.	288,067	(1)	**
Pnina Fishman, Ph.D.	1,157,183	(2)	**
Motti Farbstein	554,257	(3)	**
Sari Fishman, Ph.D.	514,875	(4)	**
Guy Regev	188,740	(5)	**
Abraham Sartani, M.D.	158,500	(6)	**
Israel Shamay	154,500	(7)	**
Yaacov Goldman	154,500	(7)	**
Senior Management and Directors as a group (8 persons)	3,170,622		**
Holders of more than 5% of our voting securities
Intracoastal Capital LLC(8)	32,911,650		6.4%

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2020.

**	Denotes less than 1%

(1)	Represents (i) 133,567 ordinary shares, (ii) 42,000 options to purchase 42,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.89 per option and expire on November 8, 2027, and (iii) 112,500 options to purchase 112,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 493,500 options to purchase 493,500 ordinary shares that vest in more than 60 days from March 15, 2021.

(2)	Represents (i) 263,433 ordinary shares, (ii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $1.08 per option and expire on October 22, 2025, (iii)225,000 options to purchase225,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.71 per option and expire on January 7, 2029, and (iv) 468,750 options to purchase 468,750 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030. Excludes 2,206,250 options to purchase 2,206,250 ordinary shares that vest in more than 60 days from March 15, 2021.

(3)	Represents (i) 1,257 ordinary shares, (ii) 200,000 options to purchase 8,000 ordinary shares, of which (1) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.12 per option and expire on May 2, 2022, and (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.10 per option and expire on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.46 per option and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.30 per option and expire on February 18, 2026, (v) 203,125 options to purchase203,125 ordinary shares at an exercise price of NIS 2.513 per option or $0.76 per option and expire on December 28, 2027, (vi) 84,375 options to purchase 84,375 ordinary shares at an exercise price of NIS 2.344 per option or $0.71 per option and expire on January 7, 2029, and (vii) 187,500 options to purchase 187,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030. Excludes 925,000 options to purchase925,000 ordinary shares that vest in more than 60 days from March 15, 2021.

(4)	Represents (i) 200,000 options to purchase 8,000 ordinary shares, of which (1) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.11 per option and expire on May 2, 2022, and (2) 100,000 are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.09 per option and expire on March 20, 2023, and (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.46 per option and expire on March 18, 2025, (iii) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.30 per option and expire on February 18, 2026, (iv)80,000 options to purchase 80,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.10 per option and expire on March 30, 2027, (v) 121,875 options to purchase 121,875 ordinary shares at an exercise price of NIS 2.513 per option or $0.76 per option and expire on December 30, 2027, (vi) 67,500 options to purchase 67,500 ordinary shares at an exercise price of NIS 2.344 per option or $0.71 per option and expire on January 7, 2029, and (vii) 187,500 options to purchase 187,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030. Excludes 893,125 options to purchase893,125 ordinary shares that vest in more than 60 days from March 15, 2021.

(5)	Represents (i) 24,240 ordinary shares, (ii) 250,000 options are exercisable into 10,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.18 per option and expire on May 2, 2023, (iii)42,000 options are exercisable into 42,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.88 per option and expire on December 28, 2027, and (iv) 112,500 options are exercisable into 112,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 493,500 options to purchase 493,500 ordinary shares that vest in more than 60 days from March 15, 2021.

(6)	Represents (i) 100,000 options to purchase 4,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.18 per option and expire on August 14, 2022, (ii) 42,000 options to purchase 42,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.88 per option and expire on November 8, 2027, and (iv) 112,500 options are exercisable into 112,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 493,500 options to purchase 493,500 ordinary shares that vest in more than 60 days from March 15, 2021.

(7)	Represents (i) 42,000 options to purchase 42,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.88 per option and expire on November 8, 2027, (ii) 112,500 options are exercisable into 112,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 493,500 options to purchase 493,500 ordinary shares that vest in more than 60 days from March 15, 2021.

(8)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on January 29, 2021. Mitchell P. Kopin, or Mr. Kopin, and Daniel B. Asher, or Mr. Asher, each of whom are managers of Intracoastal Capital, LLC, or Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of Exchange Act) of the securities reported herein that are held by Intracoastal. In the aggregate, Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act). Each of the reporting persons may have been deemed to have beneficial ownership of 32,911,650 ordinary shares, which consisted of (i) 6,000,000 ordinary shares issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (ii) 8,527,500 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”), (iii) 3,750,000 Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) and (iv) 14,634,150 Ordinary Shares issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”), and all such ordinary shares represented beneficial ownership of approximately 6.4% of the Ordinary Shares. The foregoing excludes (I) 500,010 ordinary shares issuable upon exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 5”) because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the ordinary shares and (II) 6,137,430 ordinary shares issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 6”) because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the reporting persons may have been deemed to have beneficial ownership of 39,549,090 ordinary shares.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 30 ordinary shares. As of March 15, 2021, BNY held 392,030,430 ordinary shares representing approximately 76% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 11b of our consolidated financial statements, included elsewhere in this Annual Report on Form 20-F.

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

As of December 31, 2020, options to purchase an aggregate of11,923,400 ordinary shares, par value NIS 0.25, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. Options to purchase up to 1,132,514 ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2020, 3,710,025 options to purchase 148,400 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of March 15, 2021, 148,400 options to purchase 148,400 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS0.25 and NIS 12 per ordinary share, par value NIS 0.25. Options to purchase up to 13,225,000 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2020, 11,775,000 options to purchase 11,775,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of March 15, 2021, options to purchase 3,265,613 ordinary shares, par value NIS 0.25, were fully vested.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 15, 2021. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-f, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiaries, are party, and which were in effect since January 1, 2018. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2020, 2019 and 2018, Ms. Harpaz received salary, bonus and benefits totaling approximately $229,000, $194,000 and $198,000, respectively, and during fiscal years 2020 and 2019 we awarded to Ms. Harpaz options to purchase750,000 and70,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

Capital Point

On October 7, 2019, we entered into an agreement, or the Capital Point Agreement, with Capital Point Ltd., or Capital Point. Pursuant to the Capital Point Agreement, we agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed $1.3 million. Under the Capital Point Agreement, we and Capital Point agreed to promptly seek the dismissal of all previously pending litigation between the parties and Capital Point withdraws its notices to call a shareholders’ meeting. In addition, Capital Point agreed to appear in person or by proxy at our 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by our board for the approval of its shareholders. Further, for a period of five years following the date of the Capital Point Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Capital Point Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions.

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

B. Significant Changes

See “Note 19:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2020.

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

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors shall expire at the first annual general meeting of our shareholders held in 2020 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2020, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2021; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2022 and Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of our then issued and outstanding share capital.

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

OphthaliX Merger Agreement

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

Employment and Consulting Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consulting Agreements”.

Univo Agreement

On September 10, 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 through two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. On February 17, 2020, the Company entered into an amendment to Univo agreement, pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/ dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200 per indication.

The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO, served as an observer to our board of directors until his appointment to our board of directors on December 18, 2019. On February 27, 2020, Golan Bitton resigned from the Company’s board of directors, effective immediately. As of December 31, 2020, our collaboration agreement with Univo expired.

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

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares, ADSs, Warrants or Pre-funded Warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017 to 23% for 2018, 2019 and 2020. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares,ADSs, Warrants, and Pre-funded Warrants by U.S. Holders (as defined below) that hold such ordinary shares, ADSs, Warrants, or Pre-funded Warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including but not limited to, (1) a bank, insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares, ADSs, Warrants, or Pre-funded Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a retirement plan or tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power or value (including by treating U.S. Holders of Warrants, Pre-funded Warrants, or other options to acquire our ordinary shares or ADSs as owning such ordinary shares or ADSs). Additionally, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences. In addition, this discussion assumes that a U.S. Holder will not be entitled to a fractional share upon the exercise of a Warrant or Pre-funded Warrant.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, the tax treatment of such partnership and each person or entity treated as a partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Taxation of U.S. Holders

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2020. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2021 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Allocation of Purchase Price and Characterization of Units. Each Unit and Pre-funded Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ADS (or Pre-funded Warrant, as the case may be), and one Warrant to purchase one ADS. For U.S. federal income tax purposes, each U.S. Holder must allocate the purchase price of a Unit or Pre-funded Unit between that ADS (or Pre-funded Warrant, as applicable), and the Warrant based on the relative fair market value of each at the time of issuance. The purchase price allocated to each ADS, Pre-funded Warrant, and Warrant generally will be the U.S. Holder’s tax basis in such security, as the case may be. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for a Unit or Pre-funded Unit.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets (by value) produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for2020. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or in any other taxable year.

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

A U.S. Holder may not make a QEF election with respect to our Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise thereof), any gain recognized generally will be subject to special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Warrants. If a U.S. Holder that exercises such Warrants properly makes a QEF election with respect to the newly acquired ADSs (or has previously made a QEF election with respect to our ADSs), the QEF election will apply to the newly acquired ADSs, but the adverse tax consequences attributable to the period prior to exercise of the Warrants, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ADSs, unless the U.S. Holder makes a “purging election” that creates a deemed sale of such ADSs at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above.

Each U.S. Holder should consult its own tax advisor with respect to the advisability of, the tax consequences of, and the procedures for making a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our ordinary shares or ADSs are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares or ADSs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. A “mark-to-market” election will not be available with respect to our Warrants and Pre-funded Warrants. If the election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in such shares or ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares and ADSs must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our ordinary shares should constitute “marketable stock” as long as they remain listed on the TASE and are regularly traded. Our ADSs will be listed on the OTC and/or the NYSE American. While we believe that our ordinary shares and ADSs may be treated as marketable stock for purposes of the PFIC rules so long as they are listed on the TASE and the OTC and/or the NYSE American, as applicable, and are regularly traded, the IRS has not provided a list of the exchanges that meet the foregoing requirements and thus no assurance can be provided that our ordinary shares and/or ADSs will be (or will remain) treated as marketable stock for purposes of the PFIC rules.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2020. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2020 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2020.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2020	2019
Services Rendered	(USD in thousands)
Audit (1)	105	95
Audit related services (2)	61	34.5
Tax	4	17
All other fees	-	-
Total	170	146.5

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Description of Securities Registered under Section 12 (2)

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (3)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (4)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (4)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (4)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (4)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (5)

4.7	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (4)

4.8	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (5)

4.9	Compensation Policy of Can-Fite BioPharma Ltd. (1)

4.10	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (5)†

4.11	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (6)

4.12	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (6)

4.13	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (7)†

4.15	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (8)

4.16	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (9)

4.17	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on March 13, 2018 (10)

4.18	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 23, 2019 (11)

4.19	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 4, 2019 (12)

4.21	Form of Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (13)

4.22	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (14)

4.25	Agreement between Can-Fite BioPharma Ltd. and Capital Point Ltd. dated as of October 7, 2019† (15)

4.26	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (16)

4.27	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (16)

4.28	Form of Securities Purchase Agreement dated as of February 12, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (17)

4.29	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.30	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.31	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.32	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.33	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.34	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.35	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.36	Form of Securities Purchase Agreement dated as of June 10, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (18)

4.37	Form of Securities Purchase Agreement dated as of July 5, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (19)

4.38	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.39	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.40	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.41	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (20)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

101	The following financial information from Can-Fite BioPharma Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity (Deficiency) (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith.
†

Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 13, 2020.

(2)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2020.

(3)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.

(4)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.

(5)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.

(6)	Incorporated herein by reference to Registration Statement on Form F-3 filed with the SEC on January 19, 2016.

(7)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.

(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.

(9)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 30, 2017.

(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on August 8, 2018.

(11)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.

(12)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.

(13)	Incorporated herein by reference to Current Report on Form 6-K filed with the SEC on May 22, 2019.

(14)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.

(15)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on October 18, 2019.

(16)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 10, 2020.

(17)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 12, 2020.

(18)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on June 12, 2020.

(19)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on July 8, 2020

(20)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 10, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 25, 2021	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CAN-FITE BIOPHARMA LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Can-Fite Biopharma Ltd and its subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, and has not yet started recognizing revenues from sales and its operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its products. In addition, as of the Approval Date, the Company has raised the necessary funding in order to continue its activity in the foreseeable future.

We identified Liquidity and Capital Resources as a critical audit matter due to the subjective judgments required of management to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions. Additionally, the relevance of management’s liquidity conclusions to the users of the consolidated financial statements also impacted our assessment of these circumstances as a critical audit matter.

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, testing the reasonableness of the total liquid assets at December 31, 2020, evaluating the amount and timing of forecasted clinical trial expenses and related payments, including negotiated vendor payment terms, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 25, 2021

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2020	2019
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$8,268	$2,697
Other accounts receivables and prepaid expenses	3	1,057	4,383
Short-term investment	4	75	64

Total current assets		9,400	7,144

NON-CURRENT ASSETS:
Other non-current receivables	5	-	912
Operating lease right of use assets	12	73	82
Property, plant and equipment, net	6	50	36

Total long-term assets		123	1,030

Total assets		$9,523	$8,174

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2020	2019
	Note	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$561	$2,156
Current maturity of operating lease liability	12	43	36
Deferred revenues	11	334	469
Other accounts payable	7	331	610

Total current liabilities		1,269	3,271

NON-CURRENT LIABILITIES:
Long-term operating lease liability	12	24	39
Deferred revenues	9	2,156	2,422

Total Long-term liabilities		2,180	2,461

CONTIGENT LIABILITIES AND COMMITMENTS	9

SHAREHOLDERS’ EQUITY:	10
Ordinary shares of NIS 0.25 par value - Authorized:1,000,000,000 shares as of December 31, 2020; 500,000,000 shares as of December 31, 2019; Issued and outstanding: 463,769,463 shares as of December 31, 2020; 120,652,683 shares as of December 31, 2019		33,036	8,225
Additional paid-in capital		97,380	103,401
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(125,469)	(110,311)

Total shareholders’ equity		6,074	2,442

Total liabilities and shareholders’ equity		$9,523	$8,174

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
		2020	2019	2018
	Note	USD

Revenues	9	$763	$2,032	$3,820

Research and development expenses		(11,951)	(10,976)	(6,075)
General and administrative expenses		(2,951)	(3,063)	(3,159)

Operating loss		(14,139)	(12,007)	(5,414)

Total financial expense, net	13	(304)	(618)	(1,153)

Loss before taxes on income		(14,443)	(12,625)	(6,567)
Taxes on income	15	-	-	(4)

Net loss		$(14,443)	$(12,625)	$(6,571)

Deemed dividend		(715)	-	-

Total comprehensive loss		$(15,158)	$(12,625)	$(6,571)

Basic and diluted net loss per share	14	$(0.04)	$(0.14)	$(0.17)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		358,411,297	85,909,859	38,902,214

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2018	33,295,618	$2,123	$90,499	$1,127	$(90,765)	$2,984

Liability reclassified to equity (*)	-	-	2,030	-	-	2,030

Cumulative effect of initial adoption of ASC 606 as of January 1, 2018	-	-	-	-	(350)	(350)

Issuance of share capital and warrants, net of issuance expenses of $ 613	6,667,672	482	3,905	-	-	4,387

Issuance of share capital	437,000	30	252	-	-	282

Share-based payments	-	-	253	-	-	253

Net loss	-	-	-	-	(6,571)	$(6,571)

Balance as of December 31, 2018	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

Issuance of share capital and warrants, net of issue expenses of $ 1,382	79,256,703	5,518	6,149	-	-	11,667

Issuance of share capital	996,690	72	43	-	-	115

Share-based payments	-	-	270	-	-	270

Net loss	-	-	-	-	(12,625)	(12,625)

Balance as of December 31, 2019	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2020	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

Deemed dividends related to the warrants exercise (Note 10b(6))	-	-	715	-	(715)	-

Issuance of share capital and warrants, net of issuance expenses of USD 3,703	341,766,780	24,711	(7,028)	-	-	17,683

Issuance of share capital	1,350,000	100	(25)	-	-	75

Share-based payments	-	-	317	-	-	317

Net loss	-	-	-	-	(14,443)	(14,443)

Balance as of December 31, 2020	463,769,463	$33,036	$97,380	$1,127	$(125,469)	$6,074

(*)	See note 2c.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2020	2019	2018
	USD
Cash flows from operating activities:

Net loss	$(14,443)	$(12,625)	$(6,571)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment and amortization	12	14	14
Decrease in operating lease right of use asset	9	28	-
Change in other receivables *)	1,549	(49)	-
Share-based payment	355	385	535
Changes in fair value of short-term investment	(11)	209	644
Decrease in operating lease liability	(8)	(33)	-
Exchange differences on balances of cash and cash equivalents	23	(2)	89
Decrease (increase) in accounts receivable, prepaid expenses	2,726	270	(853)
Increase (decrease) in trade payable	(1,595)	1,085	644
Increase (decrease) in deferred revenues	(401)	146	1,218
Increase (decrease) in other accounts payable	(279)	(512)	125

Net cash used in operating activities	$(12,063)	$(11,084)	$(4,155)

Cash flows from investing activities:

Purchase of property, plant and equipment	(26)	(3)	(33)
Increase in other receivables	-	-	-
Proceeds from sale of investments in previously consolidated subsidiary	-	-	-

Net cash used in investing activities	(26)	(3)	(33)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	17,683	10,167	4,387

Net cash provided by financing activities	17,683	10,167	4,387

Exchange differences on balances of cash and cash equivalents	(23)	2	(89)

Increase (decrease) in cash and cash equivalents	5,571	(918)	110
Cash and cash equivalents at the beginning of the year	2,697	3,615	3,505

Cash and cash equivalents at the end of the year	8,268	2,697	3,615

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$29	$76	$-

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	-	-	4
Cash paid during the year for interest	23	29	18

*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment cancer, liver, inflammatory diseases, COVID-19 and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 30 ordinary shares of the Company.

b.	During the year ended December 31, 2020, the Company incurred net losses of USD 14,443 and it had negative cash flows from operating activities in the amount of USD 12,063.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement a cost reduction and may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months beyond the date of the filing date of the consolidated financial statements.

c.	Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on our business, financial condition and results of operation.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany accounts and transactions have been eliminated.

c.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

From the Company’s inception through January 1, 2018, the Company’s functional and presentation currency was the New Israeli Shekel (“NIS”). Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the U.S. dollar (“dollar”, “USD” or “$”) from the NIS effective January 1, 2018. These changes were based on an assessment by Company management that the USD is the primary currency of the economic environment in which the Company operates.

In determining the appropriate functional currency to be used, the Company followed the guidance in Accounting Standard Codification (“ASC”) 830, “Foreign Currency Matters”, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company is incurring and expects to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of the Company’s available funds are in USD, the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

2.	Transactions, assets and liabilities in foreign currency:

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

d.	Cash equivalents:

The Company considers all highly liquid investments, which are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Account receivables and prepaid expenses:

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trial drug-kits which are expensed based on the percentage of completion method of the related clinical trials.

f.	Account receivables and prepaid expenses:

Long-term lease deposits include mainly long-term deposits for the Company’s leased vehicles.

g.	Property, plant and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%	Mainly %

Laboratory equipment and Leasehold improvements	10

Computers, office furniture and equipment	6 - 33	33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including extension option held by the Company and intended to be exercised) and the expected life of the improvement.

h.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2020, and 2019, no impairment indicators have been identified.

i.

Revenue recognition:

As of January 1, 2018, the Company initially adopted Topic 606 – “Revenue from Contracts with Customers”. The Company elected to apply the provisions of the standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

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

The Company identified four components in its contracts: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In several contracts components (i) – (iii) were analyzed and concluded to be one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end. Revenues from royalties are recognized as they occur in accordance with the substance and terms of the relevant agreement.

In other contracts, the Company determined the license to the IP to be a functional IP that has significant standalone functionality. The Company is not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore, the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

The Company receives long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Company and its advances at contract inception, to take into consideration the significant financing component. Contract liabilities due to the upfront payments are recognized as revenue when the Company performs it obligations under the contract.

Revenue Recognition – Contract Balances

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,490 and $2,891 as of December 31, 2020 and December 31, 2019, respectively and are presented under deferred revenues. During the year ended December 31, 2020, the Company recognized revenues in the amount of $763 which have been included in the contract liabilities at December 31, 2019.

j.	Research and development expenditures:

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expenses, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs, and allocated overhead including depreciation and amortization, rent, and utilities. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the services are provided.

k.	Fair value measurement:

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. Some of the inputs to these models are unobservable in the market and are significant. The Company has financial assets measured using Level 1 inputs. See Note 4 and Note 8.

l.	Legal and other contingencies

From time to time the Company is involved in claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2020, and 2019, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

m.	Severance pay:

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

Severance pay expense for the year ended December 31, 2020, 2019 and 2018 amounted to $46, $42 and $42, respectively.

n.	Share-based payment transactions:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company. The expected option term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Taxes on income:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2020, and 2019, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2020, and 2019, no liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

p.	Loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding share options and warrants for the years ended December 31, 2020, 2019 and 2018 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

To compute diluted loss per share for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the total number of 11,923,400, 2,673,400 and 1,437,400 shares, respectively subject to outstanding unlisted options have not been considered since they have anti-dilutive effect.

q.	Recently adopted and recently issued accounting pronouncements

1.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 requires that expected credit losses relating to financial assets be measured on an amortized cost basis be recorded through an allowance for credit losses. ASU 2016-13 also requires an investor to determine whether a decline in the fair value below the amortized cost basis (i.e., impairment) of an available for sale debt security is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. However, if an entity intends to sell an impaired available for sell debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis. Credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

2.	In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019
	USD

Government authorities	$18	$14
Asset related to Univo transaction (see Note 5)	-	637
Prepaid expenses and others	$1,039	$3,732

	$1,057	$4,383

NOTE 4:- SHORT-TERM INVESTMENT

The Company holds 356,803 shares of Wize Pharma Inc. as of December 31, 2020 and December 31, 2019 which as of such date represents 1.06% and 2.2% percent of Wize Pharma Inc.’s outstanding shares, respectively. The shares are measured at fair value through profit or loss.

NOTE 5:- OTHER NON-CURRENT RECEIVABLES

On September 10, 2019, the Company entered into a collaboration agreement with Univo Pharmaceuticals (“Univo”), a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under this collaboration agreement, Univo will provide the Company with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. The Company agreed to pay Univo a total of USD 500 in two instalments and issued to Univo 19,934,355 of its ordinary shares through a private placement, representing approximately 16.6% of the Company’s ordinary shares outstanding after giving effect to the issuance. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between the Company and Univo on the basis of each party’s contribution.

On February 17, 2020, the Company entered into an amendment to Univo agreement, pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/ dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200 per indication.

As of December 31, 2020, the Univo agreement expired.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 5:- OTHER NON-CURRENT RECEIVABLES (Cont.)

As of December 31, 2020 and 2019, the Company issued 19,934,355 of its ordinary shares to Univo at a value of USD 1,500 and paid to Univo USD 900 in cash. In addition, for the year ended December 31, 2020 and 2019, the Company recognized an expense of USD 2,199 and USD 201, respectively, with respect to laboratory services received from Univo.

The following table represents the above asset as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Other receivables (Note 3)	$-	$637
Other non-current receivables	-	912
Total	$-	$1,549

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2020	2019
Cost:

Laboratory equipment	$57	$39
Computers, office furniture and equipment	200	193
Leasehold improvements	13	12

	270	244
Accumulated depreciation:

Laboratory equipment	28	23
Computers, office furniture and equipment	184	178
Leasehold improvements	8	7

	220	208

Property and equipment, net	$50	$36

Depreciation expenses for the year ended December 31, 2020, 2019 and 2018 amounted to $12, $14 and $14, respectively.

NOTE 7:- OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019
	USD

Employees and payroll accruals	$96	$149
Accrued expenses	235	973

	$331	$1,122

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	December 31, 2020
	Fair value measurements

Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$75	$75	$-	$-

Total financial assets	$75	$75	$-	$-

	December 31, 2019
	Fair value measurements

Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$64	$64	$-	$-

Total financial assets	$64	$64	$-	$-

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

1)	A one-time concession commission of €25 thousands;

2)	Annual royalties of €10 thousands until the clinical trials commence;

3)	2%-3% of net sales (as defined in the agreement) received by the Company;

4)	Royalties in a total amount of up to €850 thousands based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousands upon initiation of Phase I studies; (ii) €100 thousands upon initiation of Phase II studies; (iii) €200 thousands upon initiation of Phase III studies; and (iv) €500 thousands upon marketing approval by any regulatory authority.

5)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31 2020, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of USD 1,292 (CAD 1,650 thousands) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousands will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals and shall use commercially reasonable efforts in conducting such activities. In addition, the Company agreed to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will be spread over a period ending June 2025. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

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

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea;(iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company estimates these services will spread over a period ending September 2024. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

On February 25, 2019, the Company’s Distribution Agreement with CKD was amended to expand the exclusive right to distribute Namodenoson for the treatment of NASH in addition to liver cancer in South Korea. CKD has agreed to pay the Company up to an additional USD 6,000 in upfront and milestone payments payable with respect to the NASH indication. The Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch. In April 2019, the Company received an upfront payment of USD 1,000. The Company estimates these services will spread over a period ending September 2024.

3.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for Piclodenoson with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (“KD”). According to the license agreement, the Company granted the KD a license to use, develop and market its Piclodenoson for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2020, the Company estimates that such contingent payments are remote.

4.	On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to €1,500 thousands upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 thousands upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 thousands upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 thousands and €1,600 thousands following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 thousands and up to €4,025 thousands upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro and in August 2018 received approximately USD 350 upon reaching the first milestone.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea; (iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

The Company estimates these services will spread over a period ending June 2025. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

6.	On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals. Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total upfront payment of USD 750 to the Company, with additional payments of up to USD 3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch. In August 2019, the Company received the upfront payment of USD 750 from Kyongbo Pharm.

7.	On October 7, 2019, the Company entered into an agreement (the “Agreement”), with Capital Point Ltd. (“Capital Point”). Pursuant to the Agreement, the Company agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed USD 1,300. Under the Agreement, the Company and Capital Point agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdrew its notices to call a shareholders’ meeting. In addition, Capital Point agreed to appear in person or by proxy at the Company’s 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by the Company’s board for the approval of its shareholders. Further, for a period of five years following the date of the Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions. As of December 31, 2020, the Company paid USD 1,069 to Capital Point.

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	On May 10, 2019, the Company effected a change in the ratio of the Company’s ADS to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and per ADS data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the ratio change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	Issue of shares and warrants and changes in equity:

1.	On January 18, 2019, the Company completed a registered direct offering with an institutional investor, pursuant to which it sold an aggregate 149,206 ADSs representing 4,476,192 ordinary shares (“January 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 149,206 ADSs representing 4,476,192 ordinary shares for an aggregate purchase price of USD 2,350 (excluding issuance cost of USD 428). The warrants have an exercise price of USD 19.50 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 7,460 ADSs representing 223,810 ordinary shares on the same terms as the warrants except they have a term of five years.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

2.	On April 4, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 328,205 ADSs representing 9,846,156 ordinary shares (“April 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 328,205 ADSs representing 9,846,156 ordinary shares for an aggregate purchase price of USD 3,200 (excluding issuance cost of USD 414). The warrants have an exercise price of USD 12.90 per ADS, are immediately exercisable and expire five years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 16,410 ADSs representing 492,308 ordinary shares on the same terms as the warrants except they have a term of five years.

3.	On May 22, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 1,500,000 ADSs representing 45,000,000 ordinary shares (“May 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 1,500,000 ADSs representing 45,000,000 ordinary shares for an aggregate purchase price of USD 6,000 (excluding issuance cost of USD 540). The warrants have an exercise price of USD 4.00 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 75,000 ADSs representing 2,250,000 ordinary shares on the same terms as the warrants except they have a term of five years.

4.	In September 2019, the Company issued 19,934,355 of its ordinary shares in connection with the Univo collaboration agreement (refer to Note 5).

5.	In December 2019, the Company issued 996,690 of its ordinary shares to a consultant in exchange for his services in connection with the Univo collaboration agreement.

6.

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

Pursuant to the terms of the Exercise Agreements, the warrant holders agreed to exercise the warrants at a reduced exercise price, thereby creating a benefit to these warrant holders. As such, the Company recorded a deemed dividend in the amount of $715.

7.

On February 10, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors pursuant to which the Company issued and sold (i) 1,825,000 units, each unit consisting of one ADS, and one warrant to purchase one ADS, at a price of USD 1.50 per unit, and (ii) 1,508,334 pre-funded units each pre-funded unit consisting of one pre-funded warrant to purchase one ADS and one warrant, at a price of USD 1.49 per pre-funded unit. The offering of the units and pre-funded units closed on February 12, 2020.

The gross proceeds from the offering were approximately USD 5,000, prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

The placement agent in the offering also received compensation warrants exercisable for up to 250,000 ADSs at an exercise price of USD 1.875 per ADS expiring on February 10, 2025.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

8.	On March 9, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 20,250,000 ordinary shares represented by 675,000 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,012.

9.	On April 28, 2020, a special meeting of shareholders of the Company approved to increase Company’s authorized share capital to 1,000,000,000 ordinary shares of 0.25 NIS par value each.

10.	In April and May, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 31,000,020 ordinary shares represented by 1,033,334 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,550.

11.

On June 10, 2020, the Company entered into a definitive agreement with certain institutional and accredited investors providing for the issuance of an aggregate of 3,902,440 ADSs in a registered direct offering at a purchase price of $2.05 per ADS for aggregate gross proceeds of approximately $8,000 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a concurrent private placement the investors received unregistered warrants to purchase up to an aggregate of 1,951,220 ADSs. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 292,683 ADSs), at an exercise price of $2.50 per ADSs and a term expiring four and a half years from the date of issuance.

12.

On July 6, 2020, the Company entered into a definitive agreement with certain institutional and accredited investors providing for the issuance of an aggregate of 1,705,000 ADSs in a registered direct offering at a purchase price of $2.00 per ADS for aggregate gross proceeds of approximately $3,400 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a concurrent private placement, the investors received unregistered warrants to purchase up to an aggregate of 852,750 ADSs. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 127,913 ADSs), at an exercise price of $2.50 per ADSs and a term expiring.

13.	In December 2020, the Company issued 1,350,000 of its ordinary shares to a consultant in exchange for his services.

c.	Share options:

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

Upon the adoption of the 2013 Plan the Company reserved for issuance 2,500,000 shares of ordinary shares, NIS 0.25 par value each. In May 2020, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 25,000,000. As of December 31, 2020, 13,225,000 shares available for future grant under the 2013 Plan.

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2020	2019	2018
	USD

Research and development expenses	$159	$138	$123
General and administrative expenses	158	132	130

	$317	$270	$253

b.	Share-based payment transactions granted by the Company:

1.	In January 2019, the Company’s board of directors approved a grant of unlisted options exercisable into 340,000 of the Company’s ordinary shares to two of its employees and one senior officer for an exercise price of NIS 2.344 per shares (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 4 years from the grant date.

2.	On March 11, 2019, the Company’s shareholders approved a grant of unlisted options exercisable into 400,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 2.344 per share (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months from the date of approval by the Company’s Board of Directors on January 7, 2019.

3.	On November 11, 2019, Company’s board of directors approved a grant of unlisted options exercisable into 500,000 of the Company’s ordinary shares to a Company consultant for an exercise price of NIS 0.28 per share (USD 0.08 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months.

4.	On May 27, 2020, the Company’s board of directors approved a grant of unlisted options exercisable into 3,750,000 of the Company’s ordinary shares to its employees, consultants and one senior officer for an exercise price of NIS 0.25 per shares (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options vest on a quarterly basis for a period of 48 months from the grant date.

5.	On May 27, 2020, the Company’s board of directors approved a grant (subject to shareholders’ approval, which was obtained on August 12, 2020) of unlisted options exercisable into 2,500,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 0.25 per share (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options will vest on a quarterly basis for a period of 4 years from the date of approval by the Company’s Board of Directors on May 27, 2020.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

6.	On June 14, 2020, the Company’s board of directors approved a grant (subject to shareholders’ approval, which was obtained on August 12, 2020) of unlisted options exercisable into 3,000,000 of the Company’s ordinary shares to the Company’s directors for an exercise price of NIS 0.25 per share (USD 0.07 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options will vest on a quarterly basis for a period of 4 years from the date of approval by the Company’s Board of Directors on June 14, 2020.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2020	2019

Risk-free interest rate	0.93 - 2.40%	1.19% - 2.40%
Expected volatility	65.63- 78.77%	65.63%- 75.86%
Dividend yield	0	0
Contractual life	9.83 - 10	9.83 - 10
Early Exercise Multiple (Suboptimal Factor)	2.5 - 3	2.5 - 3
Exercise price (NIS)	0.25 - 2.344	0.28 - 2.344

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2020		2019		2018
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of year	2,673,400	0.89	1,437,400	1.20	1,490,423	1.35
Grants	9,250,000	0.08	1,240,000	0.44	-	-
Forfeited/expired	-	-	(4,000)	5.98	(53,023)	7.53

Outstanding at end of year	11,923,400	0.28	2,673,400	0.89	1,437,400	1.20

Exercisable at end of year	2,900,276	0.74	1,134,653	1.39	736,155	2.41

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2020, 2019 and 2018 was 6.98 years, 7.93 years and 7.64 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2020, 2019 and 2018 have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise price per share	Options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price per share	Options exercisable	Weighted average exercise price per share
$0.08 - $0.91	11,190,000	8.59	$0.16	2,192,500	$0.27
$1.06 - $1.67	555,000	0.25	$0.06	529,376	$0.22
$2.53 - $5.01	178,400	0.02	$0.06	178,400	$0.26
	11,923,400			2,900,276

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 12- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2020	December 31, 2019
weighted average remaining lease term (years)	1.71	2.3
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2020 and 2019 were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Components of lease expense:
Operating lease cost	$43	$29
Total lease expenses	$43	$29

	Year ended December 31, 2020	Year ended December 31, 2019
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$43	$38

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$29	$76

Maturities of lease liabilities as of December 31, 2020 were as follows:

2021	$45
2022	$20
2023	$6
Total operating lease payments	$71
Less: imputed interest	$(4)
Present value of lease liability	$67

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- FINANCE INCOME (EXPENSE)

	Year ended December 31,
	2020	2019	2018
	USD
Finance expenses:
Bank commissions	$(23)	$(21)	$(18)
Issuance expenses	-	-	-)
Interest expenses from ASC 606 implementation	(363)	(427)	(427)
Net loss from exchange rate fluctuations	-	(33)	(115)
Other loss from short-term investment revaluation	-	(209)	(644)

	(386)	(690)	(1,204)
Finance income:
Interest income on bank deposits	44	72	51
Exchange rate fluctuations	28	-	-
Other gain from short-term investment revaluation	11	-	-

	83	72	51

	$(303)	$(618)	$(1,153)

NOTE 14:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2020 was 23%, 2019 - 23% and in 2018 was 23%.

b.	Final tax assessments:

The Company received final tax assessments through 2015.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2020, the Company had carryforward losses amounting to approximately USD 140,485.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forward	$32,312	$27,288
Temporary differences mainly relating to Research and Development	3,581	2,241

Deferred tax asset before valuation allowance	35,893	29,529
Valuation allowance	(35,893)	(29,529)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 15:- TRANSACTIONS WITH RELATED PARTIES

The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $252, $163 and $229 in 2020, 2019 and 2018, respectively, which were recorded under research and development expenses within Company’s consolidated statements of comprehensive loss.

NOTE 16:- SUBSEQUENT EVENTS

In February 2021, the Company issued 45,000,000 ordinary shares represented by 1,500,000 ADSs in exchange for exercise of warrants. Total consideration received by the Company was $2,250.

On March 16, 2021, the Company announced it has signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, hepatocellular carcinoma (HCC) the most common form of liver cancer and non-alcoholic steatohepatitis (NASH). Under the terms of the distribution agreement, Ewopharma paid Can-Fite $2,250 upfront and is entitled to up to an additional $40,450 payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that Can-Fite may identify for its drug candidates.

In March 2021, the Company issued 5,926,830 ordinary shares represented by 197,561 ADSs in exchange for exercise of warrants. Total consideration received by the Company was $494.