Form 20-F
period 2021-12-31
Can-Fite BioPharma Ltd.
filed 2022-03-24
CIK 1536196

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________________

For the transition period from__________ to ___________

Commission File No. 001-36203

Can-Fite BioPharma Ltd.

(Exact name of Registrant as specified in its charter)

Can-Fite BioPharma Ltd., an Israeli Limited Company

(Translation of Registrant’s name into English)

 Israel

(Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021): 815,746,293 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

Ϯ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

INTRODUCTION

Can-Fite is a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We are also developing specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI” since October 2005. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Can-Fite” refer to Can-Fite BioPharma Ltd. and its consolidated subsidiary. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Can-Fite.

References to “U.S. dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value of NIS 0.25 per share. We report financial information under generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2021 are translated using the rate of NIS 3.11 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2021, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2020 are translated using the rate of NIS 3.215 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2020, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to the COVID-19 pandemic and the Russian invasion of Ukraine;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

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

A. [Reserved]

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

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Risks Related to Our Business and Regulatory Matters

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

●	Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

●	We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

●	Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	The manufacture of our product candidates is a chemical synthesis process and if one of our materials suppliers encounters problems manufacturing our products, our business could suffer.

●	We do not currently have sales, marketing or distribution capabilities or experience, and we are unable to effectively sell, market or distribute our product candidates now and we do not expect to be able to do so in the future. The failure to enter into agreements with third parties that are capable of performing these functions would have a material adverse effect on our business and results of operations.

●	We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

●	Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

●	We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

●	Our cannabinoid initiative is uncertain and may not yield commercial results and is subject to significant regulatory risks.

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

●	Our business may be adversely affected by the impact of COVID-19.

Risks Related to Our Intellectual Property

●	The expiry of a patent that we licensed from the National Institute of Health, or NIH, and the consequent loss of composition of matter exclusivity that we had by virtue of this license may diminish our proprietary position.

●	We license from Leiden University intellectual property, which protects certain small molecules which target the A3AR, in furtherance of our platform technology, and we could lose our rights to this license if a dispute with Leiden University arises or if we fail to comply with the financial and other terms of the license.

●	The failure to obtain or maintain patents, licensing agreements, including our current licensing agreements, and other intellectual property could impact our ability to compete effectively.

●	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

●	We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks Related to Our Industry

●	We expect the healthcare industry to face increased limitations on reimbursement as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to Our Operations in Israel

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Risks Related to Our Ordinary Shares and ADSs

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine

●	Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

●	Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

●	The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

●	We may not satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $12.6 million in 2021, $14.4 million in 2020, and $12.6 million in 2019. As of December 31, 2021, we had an accumulated deficit of approximately $140.7 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2021, we had cash and cash equivalents of $4.4 million and short-term deposits of $14.5 million. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our future capital requirements depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the COVID-19 outbreak and Russian invasion of Ukraine could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. For example, our former subsidiary OphthaliX Inc, or OphthaliX, announced top-line results of a Phase III study with Piclidenoson for dry-eye syndrome in which Piclidenoson did not meet the primary efficacy endpoint of complete clearing of corneal staining, nor the secondary efficacy endpoints, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma in which no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intraocular pressure, or IOP. In addition, two Phase IIb studies in rheumatoid arthritis, utilizing Piclidenoson in combination with methotrexate, a generic drug commonly used for treating rheumatoid arthritis patients, or MTX, failed to reach their primary endpoints and we ended our Phase III ACROBAT study after the independent data monitoring committee, or IDMC recommended in a pre-planned interim analysis not to continue this study. A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggests Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. Furthermore, a Phase II study for advanced HCC in subjects with Child-Pugh B who failed Nexavar as a first line treatment did not meet its primary endpoint although it showed superiority in overall survival in the largest study subpopulation.

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

We seek to partner with third-party collaborators with respect to the development and commercialization of Piclidenoson and for any other product candidate, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Our business strategy relies in part on partnering with pharmaceutical companies to complement our internal development efforts. We will be competing with many other companies as we seek partners for Piclidenoson, Namodenoson and for any other product candidate and we may not be able to compete successfully against those companies. If we are not able to enter into collaboration arrangements for Piclidenoson, Namodenoson and for any other product candidate, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates. The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

●	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

●	a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

●	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration

●	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

●	a collaboration partner may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;

●	a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

●	a collaboration partner could develop a product that competes, either directly or indirectly, with our drug candidate;

●	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

●	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

●	a partner may exercise a contractual right to terminate a strategic alliance;

●	a dispute may arise between us and a partner concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

●	a partner may use our products or technology in such a way as to invite litigation from a third party.

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

We do not currently have, and we do not expect to develop, sales, marketing and distribution capabilities. If we are unable to enter into agreements with third parties to perform these functions, we will not be able to successfully market any of our platforms or product candidates. In order to successfully market any of our platform or product candidates, we must make arrangements with third parties to perform these services.

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

We also intend to rely on third parties to supply the requisite materials needed for the manufacturing of our active pharmaceutical ingredients, or API. There may be a limited supply of these requisite materials. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials or to commercialize our product candidates. In particular, the continued spread of COVID-19 globally could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. If we cannot acquire an acceptable supply of the requisite materials to produce our product candidates, we will not be able to complete pre-clinical and clinical trials delaying possible regulatory approval, and adversely impacting our ability to develop products, and will not be able to market or commercialize our product candidates, if approved.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, and Bristol-Myers Squibb. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Any of our product candidates could cause adverse events. Although a pooled safety analysis from clinical trials encompassing more than 1,300 humans dosed with Piclidenoson through the completion of our Phase II rheumatoid arthritis and psoriasis trials indicated that Piclidenoson is generally well-tolerated at doses up to 4.0 mg administered twice daily for up to 12-48 weeks, there were incidences (less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 48 weeks of treatment in more recent trials.

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

We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. Our insurance costs have increased for directors’ and officers’ liability insurance, and we may be required to incur further substantial increased costs to maintain the same or similar coverage or be forced to accept reduced coverage in future. If we are unable to adequately ensure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage us.

Our cannabinoid initiative is uncertain and may not yield commercial results and is subject to significant regulatory risks.

We are developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. While we believe there are substantial business opportunities for us in this field, there can be no assurance that our activities will be successful, or that any research and development and product testing efforts will result in commercially saleable products, or that the market will accept or respond positively to our products. In addition, our current and potential involvement in cannabis-related activity may expose us to legal and reputational risks. Such risks include:

●	Medical-use cannabis remains illegal under U.S. federal law, and therefore, strict enforcement of federal laws regarding medical -use cannabis would likely result in our inability to market any products;

●	FDA has not approved a marketing application for the treatment of any disease or condition;

●	Changes in laws, regulations and guidelines related to cannabis may result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

●	Certain banks will not accept deposits from or provide other bank services to businesses involved with cannabis and U.S. federal money laundering laws make it a federal crime to engage in financial transactions involving the proceeds of some form of unlawful activity; and

●	Third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us.

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

Risks Related to Our Intellectual Property

The expiry of a patent that we licensed from the National Institute of Health, or NIH, and the consequent loss of composition of matter exclusivity that we had by virtue of this license may diminish our proprietary position.

As a result of the expiry in June 2015 of a patent that provided composition of matter protection over Piclidenoson and Namodenoson, that we licensed from the NIH, we no longer enjoy composition of matter patent exclusivity relating to Piclidenoson and Namodenoson. Nevertheless, because Piclidenoson and Namodenoson may each be a new chemical entity, or NCE, following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. We also have rights under our pharmaceutical use issued patents with respect to Piclidenoson and Namodenoson and under our Piclidenoson manufacturing process patents, which provide patent exclusivity within our field of activity until the mid- to late-2020s. While we believe that we may be able to protect our exclusivity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for our intended uses of Piclidenoson or Namodenoson. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Piclidenoson or Namodenoson and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of us and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

To compete effectively, we need to develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Therefore, the degree of future protection for our proprietary rights in our core technologies and any products that might be made using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

●	while some of our patents or patents that we in-licensed have issued, the pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

●	a third party may initiate an inter parties review, or IPR, proceedings in the U.S.;

●	we may be subject to interference proceedings in the U.S.;

●	a third party may initiate opposition proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around patents we have in-licensed or developed; and

●	enforcement of patents is complex, uncertain and expensive.

If patent rights covering our products and methods are not sufficiently broad or not issued at all by the United States Patent and Trademark Office, or the USPTO, or by foreign patent offices, we may not have adequate protection against competitors with similar products and technologies. Furthermore, if the USPTO or foreign patent offices issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from third parties may not provide any protection against our competitors.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents will give us adequate protection from competing products. For example, issued patents, including the patents in-licensed by us, may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have in-licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

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

The cost to us of any patent litigation or other proceeding relating to our own or in-licensed patents or patent applications, even if resolved in our favor, could be substantial. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. If we are unable to effectively enforce our proprietary rights, or if we are found to infringe the rights of others, we may be in breach of our License Agreement.

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that the court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents and possibly also their legal fees.

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

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to spend substantial sums and management resources.

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

Certain of our intellectual property rights are currently licensed from Leiden University, and, in the future, we wish to continue to license intellectual property from Leiden University and/or other universities and/or strategic partners. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will be able to obtain licenses to such third party intellectual property or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into confidentiality and non-competition agreements with our employees and certain key consultants, or our employment and consulting agreements contain confidentiality and non-competition provisions. These agreements, to the extent they are in place and in effect, prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time and maintain confidentiality of our know-how and trade secrets, as long as they do not enter the public domain. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

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

There have been judicial and congressional challenges to the Affordable Care Act. If a law is enacted, many if not all of the provisions of the Affordable Care Act may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers, our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act is unconstitutional as a result of the Tax Cuts and Jobs Act and the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the Affordable Care Act. The case, Texas, et al. v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision, which was then appealed to the U.S. Supreme Court. On June 17, 2021, the U.S. Supreme Court held that the plaintiffs did not have standing to challenge the individual mandate because they have not shown a past or future injury. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

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

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of the functional currency and decided to change its functional and presentation currency to U.S. dollars from the NIS effective January 1, 2018. These changes were based on an assessment by our management that U.S. dollars is the primary currency of the economic environment in which we operate. Part of our expenses are payable in U.S. dollars or in Euros as well as the revenues from our licensing arrangements that are payable in U.S. dollars and Canadian dollars, we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2019, 2020 or 2021 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

Risks Related to Our Ordinary Shares and ADSs

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2021. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2022 or in any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. A QEF election is unavailable with respect to our Warrants, and a mark-to-market election is unavailable with respect to our Warrants and Pre-funded Warrants. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

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

We are currently authorized to issue 5,000,000,000 ordinary shares. As of the date of this Annual Report, we had 815,746,293 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 377,947,640 ordinary shares and options to purchase 19,422,700 ordinary shares outstanding, of which options to purchase 7,899,575 ordinary shares are currently fully vested or vest within the next 60 days.

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

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. See also Risk Factors—Risks Relating to Ownership of Our Ordinary Shares and ADSs “We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.” In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and we have been named in the past in a lawsuit requesting recognition as a class action, in which we ultimately prevailed. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 were $11,000, $26,000 and $3,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We are also developing specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

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

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in striated muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline drug candidates, bind with high selectivity and affinity to the A3ARs and initiating down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and inhibition of inflammatory cytokines. Cytokines are proteins produced by body cells and affect the immune system in order to maintain homeostasis. Overproduction or inappropriate production of certain cytokines by the body can result in disease.

Our product candidates, CF101, CF102 and CF602, are being developed to treat cancer, liver and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. During 2021, we decided to end our Phase II COVID-19 trial of Piclidenoson for the treatment of COVID-19 to focus on other clinical programs. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has an orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment for patients with advanced HCC who failed first line therapy. Namodenoson is also being developed for the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second-generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat liver diseases, additional inflammatory diseases, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC and NASH to Ewopharma, for Central Eastern Europe and Switzerland.

We are currently: (i) completed enrollment in our Phase III trial for Piclidenoson in the treatment of psoriasis, with topline results expected in the second quarter of 2022, (ii) preparing to commence a Phase III trial for Namodenoson in the treatment of advanced liver cancer and expect to commence patient enrollment in the second quarter of 2022, (iii) conducting a Phase IIb study of Namodenoson in the treatment of NASH, having recently commenced enrollment, (iv) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (v) developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Moreover, we believe characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in psoriasis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective.

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDAn for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/NASH and are responsible for the anti-inflammatory and anti-fibrogenic effect in the liver. Most recently, pre-clinical data support Namodenoson’s potential utilization as an anti-obesity drug.

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
Autoimmune-Inflammatory

Psoriasis - Piclidenoson (1)

Liver diseases
HCC – Namodenoson (2)

NASH – Namodenoson (3)

Erectile Dysfunction - CF602 (4)

Cannabinoid-Based Pharmaceuticals (5)

Completed

On-going

Preparatory work

(1)	We competed enrollment in our Phase III trial for Piclidenoson in the treatment of psoriasis and are expecting topline data in the second quarter of 2022.
(2)	We are preparing to commence a Phase III trial for Namodenoson in the treatment of advanced liver cancer. We expect to commence patient enrollment in the first half of 2022.

(3)	We are conducting a Phase IIb trial for Namodenoson for the treatment of NASH having recently commenced patient enrollment.
(4)	We are investigating additional compounds, targeting the A3AR, for the treatment of erectile dysfunction.
(5)	We are developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Piclidenoson (CF101)

Piclidenoson, our lead therapeutic product candidate, is in development for the treatment of autoimmune-inflammatory diseases. Piclidenoson is a highly-selective, orally bioavailable small molecule synthetic drug, which targets the A3AR. Based on our clinical studies to date, we believe that Piclidenoson has a favorable safety profile and significant anti-inflammatory effects as a result of its capability to inhibit the production of inflammatory cytokines, such as TNF-α, IL-6 and IL-1, chemokines and MMPs, by modulating key proteins such as NF-&kcy;B and PKB/AKT. Overall, these up-stream events result in apoptosis of inflammatory cells. See Figure 1 below. Piclidenoson’s anti-inflammatory effect is mediated via the A3AR, which is highly expressed in inflammatory cells.

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

Pre-Clinical Studies with Piclidenoson

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

In pre-clinical studies with skin cells, modeling psoriasis in humans, Piclidenoson destroyed pathological skin cells. We observed that in a cell culture of human HaCaT cells, incubated with Piclidenoson, cell apoptosis was induced with an increase in the caspase protein, known to mediate apoptotic responses.

Clinical Studies with Piclidenoson

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

Phase II, Phase II/III and Phase III Clinical Studies of Piclidenoson

Piclidenoson has completed ten Phase II studies, one Phase II/III study and two Phase III studies in different clinical indications including psoriasis, rheumatoid arthritis, glaucoma and dry eye syndrome, or DES, in approximately 1,700 patients. These studies indicate that Piclidenoson has a favorable safety profile at doses up to 4.0 mg BID for up to 48 weeks. In these studies, we did not observe a dose-response relationship between Piclidenoson and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology. Furthermore, no new emergent safety signals have been observed in the completed or ongoing Phase III rheumatoid arthritis and psoriasis trials.

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

Figure 3: Linear Effect of Piclidenoson on PASI Scores through 32 Weeks of Treatment

We are currently conducting our pivotal COMFORT Phase III trial for Piclidenoson for the treatment of psoriasis. The trial is a randomized, double-blind, placebo- and active-controlled study that is investigating the efficacy and safety of daily Piclidenoson 2.0 mg or 3.0 mg administered twice daily orally as compared to placebo as its primary endpoint and as compared to apremilast (Otezla®) as a secondary endpoint in approximately 400 patients with moderate-to-severe plaque psoriasis. Medication is to be taken orally twice daily for 32 weeks in a double-blinded fashion. The primary end point is the proportion of subjects who achieve a PASI score response of ≥75% (PASI 75) vs. placebo at week 16. The secondary endpoints include non-inferiority to Otezla® on weeks 16 and 32, achievement of PASI 50 at week 16 and efficacy and safety data for Piclidenoson through the extension period of up to 48 weeks of treatment. Patients are being selected to the study based on over expression of the A3AR biomarker. In September 2021, we announced that we completed enrollment of all patients. We expect COMFORT will serve as the first of two pivotal studies required for EMA-drug approval.

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

In September 2021, we completed enrollment of all patients in the COMFORT Phase III trial and currently expect to announce top line data in the second quarter of 2022.

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

Additional Developments with Piclidenoson

COVID-19

In 2020, with the aim of developing a much-needed drug to treat manifestations of COVID-19, mainly the Cytokine Release Syndrome, we initiated a Phase II COVID-19 study of Piclidenoson, with patient enrollment in Israel and Europe. With the anticipated launch of Pfizer’s oral COVID-19 antiviral drug candidate, in November 2021, we made a strategic decision to end our COVID-19 program and to focus our resources on our other clinical programs, all in advanced clinical trials.

Osteoarthritis

According to the Arthritis Foundation, osteoarthritis, or OA, is the most common arthritic disease. Currently, there is a shortage of effective drugs for treating OA patients. Piclidenoson has induced a significant anti-inflammatory effect in experimental animal models with respect to the treatment of OA. We have not yet filed an IND for this indication as Piclidenoson for the treatment of OA is not currently being clinically tested in the United States and there are no near-term plans to do so.

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

In June 2021, we signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. In November 2021, we announced that Vetbiolix commenced a safety and efficacy study of Piclidenoson for the treatment of osteoarthritis in dogs. Safety and efficacy results are expected in the second quarter of 2022.

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

HCC

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

In February 2021, we announced that two patients continued to receive Namodenoson treatment from our Phase II study of HCC after nearly four years under an open label extension. Additional findings show disappearance of ascites, normal liver function and good quality of life. In one patient stable disease has been recorded with disappearance of peritoneal carcinomatosis. Namodenoson continued to demonstrate a good safety profile and was well tolerated with no severe adverse events reported. Furthermore, in December 2021, we reported that the last patient treated under the open label extension experienced a complete response. Under treatment with Namodenoson, we reported that the patient survived five years, during which time the clinical benefits of treatment have included the disappearance of ascites, normal liver function, and the disappearance of peritoneal carcinomatosis leading to complete clearance of all cancer lesions.

In October 2019, we held an End-of-Phase II Meeting with the FDA regarding our Phase II study of Namodenoson in the treatment of HCC. The purpose of the meeting was to review the Phase II study data with the FDA and to present our proposed Phase III study design to the regulatory agency. The FDA agreed with our proposed pivotal Phase III trial design to support an NDA submission and approval. Subsequently in June 2020, we concluded a meeting with the Scientific Advice Working Party of the EMA to discuss our planned Phase III study. Based on the input received from the FDA and EMA, we plan on conducting a Phase III, randomized, double blind, placebo controlled trial of Namodenoson, that will enroll approximately 450 patients with HCC and underlying CPB7 cirrhosis at multiple centers worldwide. Patients will be randomized to oral treatment with either Namodenoson 25 mg or matching placebo given twice daily. The primary efficacy endpoint of the trial is overall survival (OS), based on the favorable OS response seen in the Phase II trial in patients with HCC and CPB7 cirrhosis. Other oncology trial efficacy outcomes, such as tumor radiographic response rates and median progression-free survival, as well as standard safety parameters, will be assessed. The study is designed to support an NDA submission in the U.S. and a marketing authorization application, or MAA, in Europe. We plan on commencing patient enrollment in the first half of 2022.

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

We are currently conducting a Phase IIb study Namodenoson in the treatment of NASH, having announced first patient enrollment in January 2022. The Phase IIb trial is a multicenter, randomized, double-blind, placebo-controlled study in subjects with biopsy-confirmed NASH. The primary efficacy objective of the trial is to evaluate the efficacy of Namodenoson as compared to placebo in 140 subjects with NASH, as determined by a histological endpoint. Eligible subjects are randomly assigned in a 2:1 ratio to oral doses of Namodenoson 25 mg every 12 hours or a matching placebo for 36 weeks. . The protocol was developed in conjunction with Dr. Scott Friedman, Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York, and Dr. Stephen A. Harrison, Medical Director of Pinnacle Clinical Research, both of whom were involved in the design of Namodenoson’s Phase II study in NAFLD/NASH.

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

In April 2021, we announced the completion of a set of pre-clinical studies demonstrating that a CBD rich T3/C15 cannabis fraction inhibited the growth of liver HEP-3b hepatocellular carcinoma cells via the A3AR by inhibiting Wnt- and NF-kappa B-related regulatory pathways. The Wnt signaling pathway is known to be highly active in controlling the growth of liver cancer cells. An A3AR antagonist, MRS1523 reversed this effect demonstrating that the inhibitory effect is mediated via our target, A3AR.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2021, we have paid approximately 145,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

Kyongbo Pharm Agreement

In August 2019, we entered into a License and Distribution Agreement with Kyongbo Pharm. Under the terms of agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm. To date, we have received a total of $750,000 from Kyongbo Pharm in upfront and milestone payments.

Ewopharma Agreement

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that we may identify for its drug candidates. We will also be entitled to a transfer price for delivering finished product to Ewopharma. To date, we have received a total of $2.25 million from Ewopharma in upfront, milestone and royalty payments.

Vetbiolix Agreement

In June 2021, we signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. Vetbiolix will have the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite upfront and milestone payments, in addition to royalties on sales upon regulatory approval for veterinary use.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with respect to Piclidenoson and Namodenoson. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

For the year ended December 31, 2021, we recorded the following revenues: (i) $0.19 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.20 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; and (iii) $0.11 million under the Distribution Agreement with Cipher; and (iv) $0.35 million under the Distribution Agreement with Ewopharma.

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

For the year ended December 31, 2019, we recorded the following revenues: (i) $0.75 million as a result of an upfront payment from Kyongbo Pharm, (i) $0.59 million for the as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (iii) $0.34 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; and (iv) $0.35 million under the Distribution Agreement with Cipher.

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

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that we believe are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

Patents

As of March 20, 2022, we owned or exclusively licensed (from Leiden University) 15 patent families that, collectively, contain approximately 194 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application in Israel concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	A3AR ligands to treat viral diseases – a family of patents which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. These patents have a filing date of January 1, 2002 and a priority date of January 16, 2001 and expired in January 2022, other than the U.S. patent that will expire in 2023.

●	A3AR ligands to treat RA – a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and is set to expire in 2023.

●	A3AR as a predictive and follow up biomarker – a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in the United States, Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, China, Mexico and Canada. The patents are set to expire in 2025. There is a patent application pending in Brazil. Each of the patents and the patent application has a filing date of November 30, 2005 and a priority date of December 2, 2004;

●	Specific dose to protect from psoriasis – a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. The patent applications are pending in China, Hong Kong, and India each with a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis – a family of patents which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom). These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008 and a priority date of March 14, 2007.

●	Osteoarthritis (OA) indication - a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. A patent application is pending in Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005.

●	Liver protection– a family of patents which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). Each patent in this family has a filing date of October 22, 2008 and a priority date of October 15, 2007.

●	Erectile dysfunction – a family of patents and patent applications which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Australia, China, Hong Kong, Canada, South Korea, Israel and Japan and patent applications in Brazil, Europe, and Mexico, the latter application in Mexico recently allowed. The patents and patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012.

●	CAR T induced cytokine release syndrome – a family of patent applications which pertains to the use of A3AR ligands for managing cytokine release syndrome. This family includes a patent applications in Israel and in the U.S., China, EP and HK claiming priority from this Israeli application. The US, China, EP and HK patent applications have a filing date of September 16, 2018 and the Israeli patent application has a filing date of September 17, 2017.

●	NAFLD/NASH - a family of patents and patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes granted patents in U.S., Israel, Europe, South Korea, Hong Kong, and Mexico, and patent applications in China, Brazil, Canada, and Japan. The patent applications have a filing date of November 22, 2016.

●	Obesity - a family of patent applications which pertains to the use of A3AR ligand for reducing level of adipocytes and specifically, for treating obesity. This family includes a patent application in Israel and a PCT application claiming priority from this Israeli application. The PCT patent application has a filing date of January 6, 2020 while the Israeli patent application has a filing date of January 6, 2019.

●	Cannabinoids – a family of patent applications pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This family includes a patent application in Israel and a PCT application claiming priority from this Israeli application. The PCT patent application has a filing date of January 16, 2021 while the Israeli patent application has a filing date of January 16, 2020.

●	PD-1/PD-L1 - an Israeli patent application pertaining to the use of PD-1/PD-L1 axis inhibitor in combination with an A3AR. This Israeli patent application has a filing date of January 29, 2020.

●	Treatment of advanced cancer – a family of patent applications that makes use of A3AR ligands, particularly Namodenoson, for the treatment of advanced solid cancer, including advanced liver cancer. This family includes patent applications in the US, Australia, Brazil, Canada, Turkey, Japan, South Korea and Mexico. The US application (which is a provisional application) was filed on December 29, 2021, and the other patent applications where filed on the same date or a few days later.

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

We believe that our owned and licensed patents provide broad and comprehensive coverage of our technology, and we intend to aggressively enforce our intellectual property rights if necessary to preserve such rights and to gain the benefit of our investment. However, as a result of the termination of the NIH license agreement between Can-Fite and NIH in June 2015 due to patent expiration, we no longer hold rights to a family of composition of matter patents relating to Piclidenoson and Namodenoson that were licensed from NIH. Nevertheless, because Piclidenoson or Namodenoson may be a NCE following approval of an NDA, we, if we are the first applicant to obtain NDA approval, may be entitled to five years of data exclusivity in the United States with respect to such NCEs. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other foreign jurisdictions. However, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Piclidenoson or Namodenoson and we cannot be certain that we will be entitled to NCE exclusivity. In addition, we have discontinued the prosecution of a family of pending patent applications under joint ownership of Can-Fite and NIH pertaining to the use of A3AR agonists for the treatment of uveitis. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

Clinical Advisory Board

Our Clinical Advisory Board, which consists of seven members, a leading U.S.-based rheumatologist, oncologist, dermatologist, and three hepatologists, who play an active role in consulting with us with respect to clinical drug development. We call for Clinical Advisory Board meetings on an as-needed basis. The following table sets forth certain information with respect to our Clinical Advisory Board members.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, and Bristol-Myers. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals.

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

The current common treatments for psoriasis include topical and systemic drugs, steroids, immunosuppressive drugs such as Cyclosporine A by Novartis, MTX and biological drugs.] Biological drugs, such as Enbrel (etanercept) by Amgen and Pfizer, Remicade (infliximab) by Centocor, Humira (adalimumab) by Abbvie, Stelara (ustekinumab) by Janssen, Otezla (aprelimast) byAmgen, Cosentyx (secukinumab) by Novartis and Taltz (ixekizumab) by Eli Lilly have significant side effects, are expensive and patients are often not responsive. For example, some of these drugs have received an FDA “black box” warning for increased risk of cancer in children and adolescents and risk of infection with Legionella and Listeria bacteria.

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

By 2028, Vantage Market Research estimates the addressable pharmaceutical market for NASH will reach $21.9 billion in size.

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

We procure cargo marine coverage when we ship substances for our clinical studies. Such insurance is custom-fit to the special requirements of the applicable shipment, such as temperature and/or climate sensitivity. If required, we ensure the substances to the extent they are stored in central depots and at clinical sites.

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

Clinical trials in the EU are now regulated under Regulation (EU) 536/2014, or the CTR. As opposed to the former law, Directive 2001/20/EC, or CTD, which as an EU directive was not directly applicable in the member states, the CTR has immediate effect and does not have to be transposed into national law. While national law transposing the CTD varied to a great extent, the CTR aims at significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR has now become applicable on January 31, 2022. The CTR further harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, or CTIS, which includes a centralized EU portal and database for clinical trials. The exact timing of the Regulation’s application depends on confirmation of full functionality of CTIS through an independent audit. The CTR will become applicable six months after the European Commission publishes notice of this confirmation. The CTR provides inter alia:

●	Consistent rules for conducting clinical trials throughout the EU;

●	Making information on the authorization, conduct and results of each clinical trial carried out in the EU publicly available;

●	Harmonized electronic submission and assessment process for clinical trials conducted in multiple member states;

●	Improved collaboration, information sharing and decision-making between and within member states;

●	Increased transparency of information on clinical trials; and

●	Higher standards of safety for all participants in EU clinical trials.

The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a clinical trial application (CTA) via the EU Portal. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

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

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substance Law — 1993, the Ministry of the Environment may grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until March 9, 2023 and is in the process of being renewed.

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 31, 2025 and is in the process of being renewed. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 25, 2022.

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

C. Organizational Structure

Our corporate structure consists of Can-Fite and our wholly owned subsidiary, Can-Fite Biopharma Europe, incorporated in France.

D. Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company. Pursuant to a verbal agreement with the lessor, the lease expires on December 31, 2022. The Petah-Tikva headquarters consists of approximately 300 square meters of space. Lease payments are approximately NIS 20,447, or $6,197, per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory.

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

The information in this section should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 and the related information included elsewhere in this Annual Report on Form 20-F. Our financial statements are prepared in accordance with U.S. GAAP. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding.

Overview

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We are also developing specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat cancer, liver and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including psoriasis. During 2021, we decided to stop developing Piclidenoson for the treatment of COVID-19 to focus on other indications. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second-generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC and NASH to Ewopharma, for Central Eastern Europe and Switzerland.

We are currently: (i) completed enrollment in our Phase III trial for Piclidenoson in the treatment of psoriasis, with topline results expected in the second quarter of 2022, (ii) preparing to commence a Phase III trial for Namodenoson in the treatment of advanced liver cancer and expect to commence patient enrollment in the first half of 2022, (ii) conducting a Phase IIb study of Namodenoson in the treatment of NASH, having recently commenced enrollment, (iv) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (v) developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2021, we had an accumulated deficit of approximately $140.7 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS, Kyongbo and Ewopharma and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2021, we had approximately $4.4 million of cash and cash equivalents and $14.5 million of short-term deposits. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with Kwang Dong, Cipher, CKD, Gebro, CMS and Kyongbo, and our historic out-licensing agreement with SKK and Ewopharma.

Under the Kwang Dong License Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong License Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for Kwang Dong’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. Under the terms of the Kwang Dong License Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. To date, we have received a total of $0.5 million from Kwang Dong in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $3,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

In July 2019, we entered into a License and Distribution Agreement with Kyongbo Pharm. Under the terms of agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm. To date, we have received a total of $750,000 from Kyongbo Pharm in upfront and milestone payments.

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. We will also be entitled to a transfer price for delivering finished product to Ewopharma. To date, we have received a total of $2,250,000 from Ewopharma in upfront, milestone and royalty payments.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	COMFORT Phase III study in psoriasis	Topline results expected in the second quarter of 2022

Namodenoson	Phase III in HCC	Expect to commence patient enrollment in the first half of 2022
	Phase IIb study in NASH	Enrollment commenced in January 2022

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2019, 2020 and 2021; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2019	2020	2021	Inception
Piclidenoson	7,348	6,046	4,041	43,797
Namodenoson	2,217	1,261	3,991	16,027
CF602	20	-	31	1,734

Other projects	201	2,199	-	4,129
Total gross direct project costs (1)	9,585	9,506	8,063	65,687

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2021, we have incurred research and development expenses of approximately $132.45 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Functional and Presentation Currency

Our functional and presentation currency is the U.S. dollar (“dollar”, “USD” or “$”) since the USD is the primary currency of the economic environment in which we operate.

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

Our contracts generally include three contract obligations: (i) performing the research and development services through regulatory approval; (ii) delivery of an exclusive licensing to distribute the product, once available; and, (iii) participation in joint steering committee.

Our contracts also include development milestones payments and future sales-based royalties. Development milestones payments are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with those milestones is subsequently resolved. As such sales based royalties are recognized only when the subsequent sale occurs. We have not yet received the required regulatory approvals for our products and we have not yet recognized any sales-based royalties.

Revenue from supply and distribution agreements with customers are recognized over time as we satisfy the performance obligations. We usually accept long-term upfront payment from our customers. Contract liabilities for those upfront payments are recognized as revenue over time.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The adoption of the standard did not have material effect on our results.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The adoption of the standard did not have a material effect on our results.

Recent Offerings

On January 18, 2019, we sold to a single institutional investor an aggregate 149,206 ADSs in a registered direct offering at $15.75 per ADS, resulting in gross proceeds of $2,350,000. In addition, we issued to the investor unregistered warrants to purchase 149,206 ADSs in a private placement. The warrants are immediately exercisable from the date of issuance for a period of five and a half years and have an exercise price of $19.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $428,000 in placement agent fees and other expenses and issued unregistered placement agent warrants to purchase 7,460 ADS on the same terms as the warrants except they have a term of five years.

On April 4, 2019, we sold to certain institutional investors an aggregate 328,205 ADSs in a registered direct offering at $9.75 per ADS, resulting in gross proceeds of $3,200,000. In addition, we issued to the investors unregistered warrants to purchase 328,205 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $12.90 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $242,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 16,410 ADS on the same terms as the warrants except they have a term of five years.

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

In March, April and May 2020, we issued an aggregate of 51,250,020 ordinary shares represented by 1,708,334 ADSs in exchange for exercise of warrants. Total consideration received by us was approximately $2,562,000.

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

In February and March 2021, we issued 50,926,830 ordinary shares represented by 1,697,561 ADSs in exchange for exercise of warrants. Total consideration received by us was approximately $2,744,000.

On August 16, 2021, we sold to an institutional investor an aggregate of (i) 57,000,000 ordinary shares represented by 1,900,000 ADSs at $2.00 per ADS, and (ii) 93,000,000 ordinary shares represented by 3,100,000 pre-funded warrant to purchase one ADS, or Pre-funded Warrants, at a price of $1.99 per Pre-funded Warrant, in a registered direct offering. Each Pre-funded Warrant is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. In addition, we issued to the investors unregistered warrants to purchase 150,000,000 ordinary shares represented by 5,000,000 ADSs in a private placement. The warrants are immediately exercisable and will expire three years from the effectiveness of an initial resale registration statement registering the ordinary shares issuable upon the exercise of the warrants. We paid on aggregate of $700,000 in placement agent fees and expenses and issued placement agent warrants in an amount equal to 7.0% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 350,000 ADSs), at an initial exercise price equal to $2.00 per ADS, on substantially the same terms as the investor warrants, except that the placement agent warrants expire on the earlier of (i) the third-year anniversary of the date on which an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants becomes effective and (ii) August 11, 2026.

On December 20, 2021, we entered into a warrant exercise agreement, or the Exercise Agreement, with an institutional investor, or the Holder, of warrants issued in August 2021, or the Warrants, to purchase ordinary shares, represented by ADS, pursuant to which the Holder agreed to exercise in cash its Warrant to purchase up to an aggregate of 150,000,000 ordinary shares represented by 5,000,000 ADSs having an exercise price of $2.00 per ADS, at an exercise price of $2.00 per ADS, resulting in gross proceeds of $10.0 million. Closing occurred on December 23, 2021. Under the Exercise Agreement, we also issued to the Holder new unregistered warrants to purchase up to 180,000,000 ordinary shares represented by 6,000,000 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants and have an exercise price of $2.00 per ADS, subject to adjustment as set forth therein. We paid an aggregate of $875,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 350,000 ADS on the same terms as the warrant.

A. Results of Operations

Comparison of the Year Ended December 31, 2021 to Year Ended December 31, 2020

Revenues

Revenues for the year ended December 31, 2021 were $0.85 million, an increase of $0.09 million, or 12%, compared to $0.76 million for the year ended December 31, 2020. The increase in revenues was mainly due to the recognition a portion of advance payment received under Ewopharma distribution agreement entered in 2021 which was set off by recognition of a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2021 were $9.85 million, a decrease of $2.1 million, or 17%, compared to $11.95 million for the year ended December 31, 2020. Research and developments expenses for the year ended 2021 comprised primarily of expenses associated with two studies for Piclidenoson, a Phase III study in the treatment of psoriasis and a Phase II study in COVID-19 and Phase II studies for Namodenoson in the treatment of liver cancer and NASH. The decrease is primarily due to costs incurred in 2020 associated with Univo research project which was completed by the end of that year, a Phase III study of Piclidenoson for the treatment of rheumatoid arthritis which was ongoing during 2020, partially offset by pre-clinical projects and the two ongoing studies of Piclidenoson. We expect that the research and development expenses will increase through 2022 and beyond.

General and administrative expenses

General and administrative expenses were $3.84 million for the year ended December 31, 2021 an increase of $0.89 million, or 30%, compared to $2.95 million for the year ended December 31, 2020. The increase is primarily due to the increase in salaries and related benefits due to the distribution of bonuses to employees, increase in public relationship expenses and insurance expenses. We expect that general and administrative expenses will remain at the same level through 2022.

Financial income (expenses), net

Financial income, net for the year ended December 31, 2021 aggregated $0.23 million compared to financial expense, net of $0.3 million for the year ended December 31, 2020. The decrease in financial expense, net was mainly due to increase in the revaluation of our short-term investment.

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

Research and development expenses

Research and development expenses for the year ended December 31, 2020 were $11.95 million, an increase of $0.98 million, or 8.9%, compared to $10.97 million for the year ended December 31, 2019. Research and developments expenses for the year ended 2020 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs for the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis and for psoriasis. We expect that the research and development expenses will increase through 2021 and beyond.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2021, we had approximately $4.39 million in cash and cash equivalents and $14.51 million in short-term deposits. We have invested most of our available cash funds in ongoing cash accounts and short-term deposits. In August 2021, we raised approximately $10.0 million from a registered direct offering, and in December 2021, we raised approximately $10.0 million from the exercise of warrants.

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

Net cash used in operating activities was $9.85 million for the year ended December 31, 2021, compared with net cash used in operating activities of $12.0 million and $11.0 million for the years ended December 31, 2020 and 2019, respectively. The $2.15 million decrease in the net cash used in operating activities during 2021, compared to 2020, was primarily the result of $1.8 million decrease in net loss, $1.95 million change in trade payables, $1.7 million change in deferred revenues and $0.8 change in other accounts payable, which were offset by a decrease of $4.1 million in prepaid expenses and other current assets. The $1.0 million increase in the net cash used in operating activities during 2020, compared to 2019, was primarily the result of $1.8 million increase in net loss, $2.7 million decrease in trade payables and $0.5 million decrease in deferred revenues which were offset by an increase of $4.0 increase in prepaid expenses, and other current assets.

Net cash used in investing activities for the year ended December 31, 2021 was $14.5 million compared to net cash used in investing activities of $0.03 million and $0.003 million for the years ended December 31, 2020 and December 31, 2019, respectively. The changes in cash flows from investing activities was primarily result of investment of $14.5 million in short-term deposits in 2021.

Net cash provided by financing activities for the year ended December 31, 2021 was $20.4 million, compared to $17.7 million for the year ended December 31, 2020 and $10.1 million of net cash provided by financing activities for the year ended December 31, 2019. The increase in net cash provided by financing activities during 2021 compared to 2020 was due to increase in issuance of shares and warrants, net of issuance expenses during 2021.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the end of the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the COVID-19 outbreak and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2021:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Leiden University milestones(1)	124,498	11,318	113,180	-	-
Car lease obligations	155,430	66,526	88,903	-	-
Total	279,928	77,844	202,083	-	-

(1)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2021.

C. Research and Development, Patents and Licenses, Etc.

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects— Results of Operation.”

D. Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Ilan Cohn, Ph.D.	66	Chairman of the Board

Pnina Fishman, Ph.D.	73	Chief Executive Officer, Director

Motti Farbstein	58	Chief Operating and Financial Officer

Sari Fishman, Ph.D.	50	VP of Business Development

Guy Regev(1)(2)(3)(4)(5)	52	Director

Abraham Sartani, M.D.(4)	75	Director

Yoseph Bornstein	64	Director

Yaacov Goldman (1)(2)(3)(4)(5)	66	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

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

Abraham Sartani, M.D. Abraham Sartani has served on our Board of Directors since 2001. Dr. Sartani has over 30 years of experience in the pharmaceuticals industry and currently acts as a consultant to pharmaceutical and medical device companies. Dr. Sartani is a member of a number of scientific and management societies and the author or co-author of numerous publications and patents in the urology, pain treatment and hypertension fields. Dr. Sartani previously served on the Board of Directors of Akkadeas Pharma Srl (formerly Arkadia Pharma) and was a co-founder. From 1985 until 2008, Dr. Sartani was the Vice-President of R&D and Licensing and Group coordinator of B&D of Recordati, a European specialty pharmaceutical company. Prior to joining Recordati, from 1980 until 1985, Dr. Sartani was employed at Farmitalia-Carlo Erba, serving in a number of capacities, including as the Medical Director for Europe. Currently, Dr. Sartani is a BoD member of BLV Pharma Group Srl, a privately owned Italian food supplements company.

Guy Regev. Guy Regev has over fourteen years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX since November 2011. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on three areas of operation - Cleantech / Water, Financial Services, Retail/Trading. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing & Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Plassim Advanced Solutions in Sanitation Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, Gaon Antan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, and AHAVA Holdings LTD.

Yoseph Borenstein. Yoseph Bornstein has played key roles in the Israeli biomed industry during the past 35 years. Mr. Bornstein is a co-founder of Microbot Medical and has been a member of the Board of Directors since Microbot Israel was founded in November 2010. He is also serving as a compensation committee member and Audit committee member at Microbot Medical. Mr. Bornstein founded Shizim Ltd., a life science holding group in October 2000 and has served as its president since then. Mr. Bornstein is the Chairman of GCP Clinical Studies Ltd., a provider of clinical research services and educational programs in Israel since January 2002. He is the Chairman of Biotis Ltd., that supplies bio-pharmaceutical industry, since June 2000. In addition, he is the Chairman of Dolphin Medical Ltd, that supplies medical device industry, since April 2012. Mr. Bornstein is a co-founder and director of XACT Robotics, developing a novel platform technology for robotic needle steering in minimally invasive interventional procedures, and is the founder of ShizimXL & ShizimVS, Innovation Centers. In October 1992, Mr. Bornstein founded Pharmateam Ltd., an Israeli company that specialized in representing international pharmaceutical companies which was sold in 2000. Mr. Bornstein is also a founder of a number of other privately held life-science companies. Mr. Bornstein served as the Biotechnology Committee Chairman of the United States-Israel Science & Technology Commission, or the USISTC, from September 2002 to February 2005 as well as a consultant for USISTF from September 2002 to February 2005. He is also the founder of ILSI-Israel Life Science Industry Organization (who was integrated into Israel Advanced Technology Industries) and ITTN-Israel Tech Transfer Organization. Mr. Bornstein was the General Manager of Bristol-Myers Squibb (Israel), until 1992. Mr. Bornstein holds a Bachelor of Science degree in Agriculture from the Hebrew University of Jerusalem.

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

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2021, in addition to the seven members of the Board of Directors (including the Company’s Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 9 persons	1,780	*

*	This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2021.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Chief Executive Officer	448	(1)	180	123	16	767

Motti Farbstein Chief Financial Officer	291	(2)	109	68	16	484

Sari Fishman VP Business Development	228	(2)	70	63	19	380

Yaacov Goldman External Director	33	(3)	-	10	-	43

Guy Regev External Director	33	(3)	-	10	-	43

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2021 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 12 of our financial statements.

(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 50,492 or $16,235 (based on the exchange rate reported by the Bank of Israel on December 31, 2021), and payment of NIS 3,374 or $1,085 (based on the exchange rate reported by the Bank of Israel on December 31, 2021) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 124,614 or $40,068 (based on the exchange rate reported by the Bank of Israel on December 31, 2021) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 5,600,000 ordinary shares, of which (i) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $1.15 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing October 22, 2015, and expire on October 22, 2025, (ii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.75 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over three years commencing January 7, 2019, and expire on January 7, 2029, (iii) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.08 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing May 27, 2020, and expire on May 27, 2030, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.08 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing April 13, 2021, and expire on April 13, 2031.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Operating and Financial Officer. Mr. Farbstein’s current gross monthly salary is NIS 59,800 or $19,228 (based on the exchange rate reported by the Bank of Israel on December 31, 2021). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of December 31, 2021, Mr. Farbstein has outstanding options to purchase an aggregate of 2,978,000 ordinary shares, of which (i) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.385 per option or $0.12 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), are fully vested, and expire on May 2, 2022, (ii) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.10 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021) are fully vested, and expire on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.61 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.38 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026, (v) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.80 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing December 28, 2017 and expire on December 28, 2027, (vi) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.75 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing January 7, 2019 and expire on January 7, 2029, (vii) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing May 27, 2020 and expire on May 27, 2030, (viii) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2021), vesting on a quarterly basis over four years commencing April 13, 2021 and expire on April 14, 2031.

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

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2021, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2022; Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024.

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

On August 1, 2017, at an annual general meeting of our shareholders Yaacov Goldman was elected to serve as one of our external directors for a three-year term ending July 31, 2020. On August 12, 2020 at an annual general meeting of our shareholders, Yaacov Goldman was elected to serve for an additional three-year term ending July 24, 2023. On December 27, 2017, at a special meeting of our shareholders, Israel Shamay was elected to serve for a three-year term ending December 26, 2020 as one of our external directors. On December 9, 2020, at an annual general meeting of our shareholders, Israel Shamay was elected to serve for an additional three-year term ending December 30, 2023. On June 11, 2021, Israel Shamay passed away. On August 5, 2021, at a special meeting of our shareholders Yoseph Bornstein was elected to serve as one of our external directors for a three-year term ending July 29, 2024. On May 30, 2013, Ilan Cohn was appointed as Chairman of the Board.

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

Yoseph Borenstein and Yaacov Goldman serve as external directors on our Board of Directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee and our compensation committee. Our Board of Directors has determined that Yaacov Goldman possesses accounting and financial expertise, and that both of our external directors possess the requisite professional qualifications. In addition to our external directors, Guy Regev and Abraham Sartani serve as independent directors on our Board of Directors. Guy Regev also serves on our audit committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Yaacov Goldman, who serves as the audit committee financial expert, with Yoseph Borenstein and Guy Regev as members. Our audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

The Compensation Policy was approved by the general meeting of shareholders on January 19, 2017 after discussions and recommendation of the compensation committee and approval by the Board of Directors. The Compensation Policy was amended by the general meeting of shareholders on June 7, 2021. Moreover, the approval of the compensation committee is required in order to approve terms of office and/or employment of office holders.

Yaacov Goldman is the chairman of our compensation committee. Guy Regev and Yoseph Bornstein serve as the other members of our compensation committee.

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

As detailed above, our compensation committee consists of three independent directors: Yoseph Borenstein, Yaacov Goldman and Guy Regev. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

D. Employees.

As of December 31, 2021, we had eight employees, three of whom were employed in management and administration, four of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2022 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 815,746,293 ordinary shares outstanding as of March 20, 2022 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 20, 2022, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Ilan Cohn, Ph.D.	444,067	(1)	**
Pnina Fishman, Ph.D.	2,507,183	(2)	**
Motti Farbstein	1,259,508	(3)	**
Sari Fishman, Ph.D.	1,194,000	(4)	**
Guy Regev	344,740	(5)	**
Abraham Sartani, M.D.	314,500	(6)	**
Yaacov Goldman	310,500	(7)	**
Yoseph Borenstein	112,500	(8)	**
Senior Management and Directors as a group (8 persons)	6,486,998		**

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2021.

**	Denotes less than 1%

(1)	Represents (i) 133,567 ordinary shares, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.89 per option and expire on November 8, 2027, and (iii) 262,500 options to purchase 262,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 337,500 options to purchase 337,500 ordinary shares that vest in more than 60 days from March 20, 2022.

(2)	Represents (i) 263,433 ordinary shares, (ii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $1.09 per option and expire on October 22, 2025, (iii) 325,000 options to purchase 325,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.72 per option and expire on January 7, 2029, and (iv) 1,093,750 options to purchase 1,093,750 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030. (v) 625,000 options to purchase 625,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on April 13, 2031. Excludes 3,356,250 options to purchase 3,356,250 ordinary shares that vest in more than 60 days from March 20, 2022.

(3)	Represents (i) 1,133 ordinary shares, (ii) 4,000 options to purchase 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.10 per option and expire on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.49 per option and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.32 per option and expire on February 18, 2026, (v) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.78 per option and expire on December 28, 2027, (vi) 121,875 options to purchase 121,875 ordinary shares at an exercise price of NIS 2.344 per option or $0.72 per option and expire on January 7, 2029, and (vii) 437,500 options to purchase 437,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030. (viii) 375,000 options to purchase 375,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on April 13, 2031. Excludes 1,715,625 options to purchase 1,715,625 ordinary shares that vest in more than 60 days from March 20, 2022.

(4)	Represents (i) 4,000 options to purchase 4,000 ordinary shares at an exercise price of NIS 0.326 per option or $0.1 per option and expire on March 20, 2023, and (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.49 per option and expire on March 18, 2025, (iii) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.32 per option and expire on February 18, 2026, (iv) 80,000 options to purchase 80,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.12 per option and expire on March 30, 2027, (v) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.77 per option and expire on December 30, 2027, (vi) 97,500 options to purchase 97,500 ordinary shares at an exercise price of NIS 2.344 per option or $0.72 per option and expire on January 7, 2029, (vii) 437,500 options to purchase 437,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on May 27, 2030 and (viii) 375,000 options to purchase 375,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on April 13, 2031. Excludes 1,710,000 options to purchase 1,710,000 ordinary shares that vest in more than 60 days from March 20, 2022.

(5)	Represents (i) 24,240 ordinary shares, (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.18 per option and expire on May 2, 2023, (iii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.89 per option and expire on December 28, 2027, and (iv) 262,500 options to purchase 262,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 337,500 options to purchase 337,500 ordinary shares that vest in more than 60 days from March 20, 2022.

(6)	Represents (i) 4,000 options to purchase 4,000 ordinary shares at an exercise price of NIS 0.60 per option or $0.18 per option and expire on August 14, 2022, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.88 per option and expire on November 8, 2027, and (iv) 262,500 options are exercisable into 262,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 337,500 options to purchase 337,500 ordinary shares that vest in more than 60 days from March 20, 2022.

(7)	Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.89 per option and expire on November 8, 2027, (ii) 262,500 options to purchase 262,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 14, 2030. Excludes 337,500 options to purchase 337,500 ordinary shares that vest in more than 60 days from March 20, 2022.

(8)	Represents 112,500 options to purchase 112,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.08 per option and expire on June 22, 2031. Excludes 487,500 options to purchase 487,500 ordinary shares that vest in more than 60 days from March 20, 2022.

(9)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on January 29, 2021. Mitchell P. Kopin, or Mr. Kopin, and Daniel B. Asher, or Mr. Asher, each of whom are managers of Intracoastal Capital, LLC, or Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of Exchange Act) of the securities reported herein that are held by Intracoastal. In the aggregate, Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act). Each of the reporting persons may have been deemed to have beneficial ownership of 32,911,650 ordinary shares, which consisted of (i) 6,000,000 ordinary shares issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (ii) 8,527,500 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”), (iii) 3,750,000 Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) and (iv) 14,634,150 Ordinary Shares issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”), and all such ordinary shares represented beneficial ownership of approximately 6.4% of the Ordinary Shares. The foregoing excludes (I) 500,010 ordinary shares issuable upon exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 5”) because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the ordinary shares and (II) 6,137,430 ordinary shares issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 6”) because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the reporting persons may have been deemed to have beneficial ownership of 39,549,090 ordinary shares.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 30 ordinary shares. As of March 20, 2022, BNY held 606,796,860 ordinary shares representing approximately 74% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

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

As of December 31, 2021, options to purchase an aggregate of 18,422,700 ordinary shares, par value NIS 0.25, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, par value NIS 0.25. There are no options to purchase ordinary shares, par value NIS 0.25, were available to be granted under the 2003 Plan. As of December 31, 2021, 1,030,000 options to purchase 41,200 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of March 20, 2022, 41,200 options to purchase 41,200 ordinary shares, par value NIS 0.25, were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 0.25 and NIS 12 per ordinary share, par value NIS 0.25. As of December 31, 2021, options to purchase up to 6,618,500 ordinary shares, par value NIS 0.25, were available to be granted under the 2013 Plan. As of December 31, 2021, 18,381,500 options to purchase 18,381,500 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains option set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of March 20, 2022, options to purchase 7,343,375 ordinary shares, par value NIS 0.25, were fully vested.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 20, 2022. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect since January 1, 2021. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2021 and 2020, Ms. Harpaz received salary, bonus and benefits totaling approximately $262,000 and $229,000, respectively, and during fiscal years 2021 and 2020 we awarded to Ms. Harpaz options to purchase 1,000,000 and 750,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

B. Significant Changes

See “Note 19:- Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2021.

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

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2021, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2022; Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024.

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

OphthaliX Merger Agreement

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

Employment and Consulting Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consulting Agreements”.

Univo Agreement

On September 10, 2019, we entered into a collaboration agreement with Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 through two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. On February 17, 2020, the Company entered into an amendment to Univo agreement, pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/ dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US $200 per indication.

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

D. Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, except or otherwise as set forth under “Item 10. Additional Information—E. Taxation.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017 to 23% for 2018, 2019, 2020 and 2021. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Taxation of U.S. Holders

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2021. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2022 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2021. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2022 or in any other taxable year.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2021. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2021 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2021.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2021	2020
Services Rendered	(USD in thousands)
Audit (1)	135	105
Audit related services (2)	21	61
Tax	10	4
All other fees	-	-
Total	166	170

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Description of Securities Registered under Section 12 (2)

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (3)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (4)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (4)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (4)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (4)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (5)

4.6	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (4)

4.7	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (5)

4.8	Compensation Policy of Can-Fite BioPharma Ltd. (23)

4.9	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (5)†

4.10	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (6)

4.11	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (6)

4.12	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (7)†

4.13	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (8)

4.14	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 18, 2017 (9)

4.15	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on March 13, 2018 (10)

4.16	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 23, 2019 (11)

4.17	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 4, 2019 (12)

4.18	Form of Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (13)

4.19	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (14)

4.20	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (16)

4.21	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (16)

4.22	Form of Securities Purchase Agreement dated as of February 10, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (17)

4.23	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.24	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.25	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.26	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.27	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.28	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.29	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.30	Form of Securities Purchase Agreement dated as of June 10, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (18)

4.31	Form of Securities Purchase Agreement dated as of July 5, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (19)

4.32	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.33	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.34	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.35	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.36	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein (20)

4.37	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.38	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.39	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.40	Form of Warrant Exercise Agreement issued by Can-Fite BioPharma Ltd. on December 23, 2021 (21)

4.41	Form of Private Placement Warrants issued by Can-Fite BioPharma Ltd. on December 23, 2021 (21)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd.*

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm.*

101	The following financial information from Can-Fite BioPharma Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity (Deficiency) (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 13, 2020.
(2)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2020.
(3)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(4)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(5)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(6)	Incorporated herein by reference to Registration Statement on Form F-3 filed with the SEC on January 19, 2016.
(7)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.
(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.
(9)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 30, 2017.
(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on August 8, 2018.
(11)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.
(12)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.
(13)	Incorporated herein by reference to Current Report on Form 6-K filed with the SEC on May 22, 2019.
(14)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.
(15)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on October 18, 2019.
(16)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 10, 2020.
(17)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 12, 2020.
(18)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on June 12, 2020.
(19)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on July 8, 2020.
(20)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on August 16, 2021.
(21)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 23, 2021.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 24, 2022	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CAN-FITE BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Can-Fite Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, and its operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. In addition, as of the date of approval of these financial statements, the Company has raised the necessary funding in order to continue its activity in the foreseeable future.

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

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, testing the reasonableness of the total liquid assets at December 31, 2021, evaluating the amount and timing of forecasted clinical trial expenses and related payments, including negotiated vendor payment terms, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY& KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 24, 2022

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2021	2020
	Note	USD
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,390	$8,268
Short-term deposits		14,512	-
Prepaid expenses, and other current assets	3	929	1,057
Short-term investment	4	237	75

Total current assets		20,068	9,400

NON-CURRENT ASSETS:
Operating lease right of use assets	11	138	73
Property, plant and equipment, net	5	47	50

Total long-term assets		185	123

Total assets		$20,253	$9,523

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2021	2020
	Note	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$954	$561
Current maturity of operating lease liability	11	53	43
Deferred revenues	8	818	334
Other accounts payable	6	905	331

Total current liabilities		2,730	1,269

NON-CURRENT LIABILITIES:
Long-term operating lease liability	11	71	24
Deferred revenues	8	3,070	2,156

Total Long-term liabilities		3,141	2,180

CONTIGENT LIABILITIES AND COMMITMENTS	8

SHAREHOLDERS’ EQUITY:	9
Ordinary shares of NIS 0.25 par value - Authorized: 5,000,000,000 and 1,000,000,000 shares at December 31, 2021 and December 31, 2020, respectively; Issued and outstanding: 815,746,293 shares as of December 31, 2021; 463,769,463 shares as of December 31, 2020		60,654	33,036
Additional paid-in capital		93,275	97,380
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(140,674)	(125,469)

Total shareholders’ equity		14,382	6,074

Total liabilities and shareholders’ equity		$20,253	$9,523

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
		2021	2020	2019
	Note	USD

Revenues	8	$853	$763	$2,032

Research and development expenses		(9,850)	(11,951)	(10,976)
General and administrative expenses		(3,845)	(2,951)	(3,063)

Operating loss		(12,842)	(14,139)	(12,007)

Total financial income (expense), net	12	227	(304)	(618)

Loss before taxes on income		(12,615)	(14,443)	(12,625)
Taxes on income	13	-	-	-

Net loss		$(12,615)	$(14,443)	$(12,625)

Deemed dividend		(2,590)	(715)	-

Total comprehensive loss		$(15,205)	$(15,158)	$(12,625)

Basic and diluted net loss per share	14	$(0.03)	$(0.04)	$(0.14)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		553,079,638	358,411,297	85,909,859

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2019	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

Issuance of share capital and warrants, net of issue expenses of $ 1,382	79,256,703	5,518	6,149	-	-	11,667

Issuance of share capital	996,690	72	43	-	-	115

Share-based payments	-	-	270	-	-	270

Net loss	-	-	-	-	(12,625)	(12,625)

Balance as of December 31, 2019	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2020	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

Deemed dividends related to the warrants exercise	-	-	715	-	(715)	-

Issuance of share capital and warrants, net of issuance expenses of $ 3,703	341,766,780	24,711	(7,028)	-	-	17,683

Issuance of share capital	1,350,000	100	(25)	-	-	75

Share-based payments	-	-	317	-	-	317

Net loss	-	-	-	-	(14,443)	(14,443)

Balance as of December 31, 2020	463,769,463	$33,036	$97,380	$1,127	$(125,469)	$6,074

Issuance of share capital due to warrants exercise, net of issuance expenses of $ 980 (Note 9b(14), 9b(16) and 9b(17))	293,926,830	23,106	(11,339)	-	-	11,767

Issuance of share capital and warrants, net of issuance expenses of $ 1,307 (Note 9b(16))	57,000,000	4,432	4,258	-		8,690

Issuance of share capital in exchange for services (Note 9b(15))	1,050,000	80	(12)	-	-	68

Deemed dividends related to the warrants exercise (Note 9b(17))	-	-	2,590	-	(2,590)	-

Net loss	-	-	-	-	(12,615)	(12,615)

Share-based payment	-	-	398	-	-	398

Balance as of December 31, 2021	815,746,293	60,654	93,275	1,127	(140,674)	14,382

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2021	2020	2019
	USD
Cash flows from operating activities:

Net loss	$(12,615)	$(14,443)	$(12,625)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment and amortization	14	12	14
Decrease in operating lease right of use asset	55	9	28
Change in prepaid expenses, and other current assets	128	4,275	221
Share-based payment	398	355	385
Share-based payment in exchange for services	68	-	-
Changes in fair value of short-term investment	(162)	(11)	209
Decrease in operating lease liability	(63)	(8)	(33)
Interest on bank deposits	(12)	-	-
non-cash financial expenses (income), net	(34)	23	(2)
Increase (decrease) in trade payable	393	(1,595)	1,085
Increase (decrease) in deferred revenues	1,398	(401)	146
Increase (decrease) in other accounts payable	574	(279)	(512)

Net cash used in operating activities	$(9,858)	$(12,063)	$(11,084)

Cash flows from investing activities:

Purchase of property, plant and equipment	(11)	(26)	(3)
Investment in short-term deposits	(14,500)	-	-

Net cash used in investing activities	(14,511)	(26)	(3)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	20,457	17,683	10,167

Net cash provided by financing activities	20,457	17,683	10,167

Exchange differences on balances of cash and cash equivalents	34	(23)	2

Increase (decrease) in cash and cash equivalents	(3,878)	5,571	(918)
Cash and cash equivalents at the beginning of the year	8,268	2,697	3,615

Cash and cash equivalents at the end of the year	4,390	8,268	2,697

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$120	$29	$76

Deemed Dividend	$2,590	$715	$-
Supplemental disclosure of cash flow information:

Cash paid during the year for interest	18	23	29

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, NASH and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in patholological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

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

b.	During the year ended December 31, 2021, the Company incurred net losses of USD 12,615 and it had negative cash flows from operating activities in the amount of USD 9,858.

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

 CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

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

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

From the Company’s inception through January 1, 2018, the Company’s functional and presentation currency was the New Israeli Shekel (“NIS”). In 2018, management conducted a review of the functional currency of the Company and concluded that the Company’s functional currency has changed to the U.S dollar (“dollar”, “USD” or “$”) effective January 1, 2018.These changes were based on an assessment made by the Company’s management that the USD is the primary currency of the economic environment in which the Company operates.

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

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

e.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2021 and 2020, the Company’s bank deposits are denominated mainly in U.S. dollars and bears yearly interest at weighted average rates of 0.53% and none. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Prepaid expenses, and other current assets:

Prepaid expenses are composed mainly from prepayments to suppliers and from active pharmaceutical ingredients and clinical trial drug-capsules which are expensed when designate to a clinical trial and no longer have an alternative future use.

g.	Operating lease:

In accordance with ASU No. 2016-02, "Leases (Topic 842)", the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

h.	Property, plant and equipment:

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

i.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2021, and 2020, no impairment indicators have been identified.

j.	Revenue recognition:

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps:

1.	Identification of the contract, or contracts, with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligations are satisfied.

The Company generates revenues from supply and distribution agreements. The consideration under these agreements comprise of upfront license fees, milestone payments and potential royalty payments.

Revenue from supply and distribution agreements with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from supply and distribution agreements with customers are recognized over time as the Company satisfies the performance obligations. The Company usually accepts long-term upfront payment from its customers. Contract liabilities for those upfront payments are recognized as revenue over time.

The Company’s contracts generally include three contract obligations: (i) performing the research and development services through regulatory approval; (ii) delivery of an exclusive licensing to distribute the product, once available; and, (iii) participation in joint steering committee.

The Company has concluded that the abovementioned contracts contain a single performance obligation satisfied over time. Consequently, revenue from these contracts is recorded based on the term of the research and development services.

The Company’s contracts also include development milestones payments and future sales-based royalties. Development milestones payments are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with those milestones is subsequently resolved. As such sales based royalties are recognized only when the subsequent sale occurs. As of December 31, 2021, the Company has not yet received the required regulatory approvals for its products and has not yet recognized any sales-based royalties .

The prepayments terms from the Company’s contracts with customers do not include a significant financing component as the primary purpose of these payments is not to receive financing from the customers.

Revenue Recognition – Contract Balances

Contract liabilities, due to the upfront payments, include amounts received from customers for which revenue has not yet been recognized. As of December 31, 2021 and December 31, 2020 contract liabilities amounted to $3,888 and $2,490, respectively and are presented under deferred revenues. During the year ended December 31, 2021, the Company recognized revenues in the amount of $853 out of which $507 have been included in the contract liabilities at December 31, 2020.

Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

k.	Research and development expenditures:

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expenses, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs, and allocated overhead including depreciation and amortization, rent, and utilities. Research and development are generally expensed as incurred. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the services are provided.

l.	Fair value measurement:

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of cash and cash equivalents, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The Company has an investment measured using Level 1 inputs. See Note 4.

m.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents and short-term deposits. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents and short-term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts.

n.	Legal and other contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2021, and 2020, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Major customer data as a percentage of total revenues:

	December 31,
	2021	2020

Cipher Pharmaceuticals	12%	20%
Chong Kun Dang Pharmaceuticals Corp.	24%	45%
Gebro Holding GmBH	23%	35%
Ewopharma AG	41%	-

	100%	100%

o.	Severance pay:

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

Severance pay expense for the year ended December 31, 2021, 2020 and 2019 amounted to $53, $46 and $42, respectively.

p.	Share-based payment transactions:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss, based on acceleration method.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2021, and 2020, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2021, and 2020, no liability for unrecognized tax benefits was recorded.

r.	Ordinary share warrants classification and measurement:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own stock and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

s.	Basic and diluted net loss per share:

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

All outstanding share options and warrants for the years ended December 31, 2021, 2020 and 2019 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

To compute diluted loss per share for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, the total number of 18,422,700, 11,923,400 and 2,673,400 shares, respectively subject to outstanding unlisted options have not been considered since they have anti-dilutive effect.

t.

Recently adopted and recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The adoption of the standard did not have material effect on Company’s results.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The adoption of the standard did not have material effect on Company’s results.

u.	Accounting pronouncements not yet adopted:

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provides guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. As a result, the Company will not be required to adopt ASU 2021-04 until January 1, 2022. The Company is currently evaluating the impact of the adoption of this principle on the Company’s unaudited consolidated financial statements.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020
	USD

Government authorities	$48	$18
Prepaid expenses and others	$881	$1,039

	$929	$1,057

NOTE 4:- SHORT-TERM INVESTMENT

The Company holds 356,803 shares of Mawson Infrastructure Group Inc. (formerly Wize Pharma Inc.) as of December 31, 2021 and December 31, 2020, which as of such dates represents less than 5 percent of Mawson Infrastructure Group Inc.’s outstanding shares, respectively. The investments in marketable equity securities are measured at fair value with the related gains and losses, including unrealized, recognized in finance income (expenses), net.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2021	2020
Cost:

Laboratory equipment	$62	$57
Computers, office furniture and equipment	206	200
Leasehold improvements	13	13

	281	270
Accumulated depreciation:

Laboratory equipment	35	28
Computers, office furniture and equipment	190	184
Leasehold improvements	9	8

	234	220

Property and equipment, net	$47	$50

Depreciation expenses for the year ended December 31, 2021, 2020 and 2019 amounted to $14, $12 and $14, respectively.

NOTE 6:- OTHER ACCOUNTS PAYABLE

	December 31,
	2021	2020
	USD

Employees and payroll accruals	$603	$96
Accrued expenses	302	235

	$905	$331

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2021
	Fair value measurements

Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$237	$237	$-	$-

	December 31, 2020
	Fair value measurements

Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$75	$75	$-	$-

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

1)	A one-time concession commission of €25 thousand;

2)	Annual royalties of €10 thousand until the clinical trials commence;

3)	2%-3% of net sales (as defined in the agreement) received by the Company;

4)	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.

5)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31 2021, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of USD 1,292 (CAD 1,650 thousand) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

Under the agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals and shall use commercially reasonable efforts in conducting such activities. In addition, the Company agreed to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

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

Under the agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals and shall use commercially reasonable efforts in conducting such activities.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

As of December 31, 2021, the Company estimates that such contingent payments are remote.

4.	On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to €1,500 thousand upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 thousand and €1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro and in August 2018 received approximately USD 350 upon reaching the first milestone.

The Company estimates these services will spread over a period ending December 2026. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

7.

On March 16, 2021, the Company announced it signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, hepatocellular carcinoma (HCC) the most common form of liver cancer and non-alcoholic steatohepatitis (NASH). Under the terms of the distribution agreement, Ewopharma paid Can-Fite non-refundable upfront payment in an amount of $2,250 and is entitled to up to an additional $40,450 payable upon the achievement of regulatory and sales milestones and 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that Can-Fite may identify for its drug candidates.

8.	On June 28, 2021, the Company announced it signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. According to the agreement, the Company will grant Vetbiolix an exclusive option to purchase its license of Piclidenoson in the veterinary osteoarthritis market for two years from the signature date, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite a non-refundable upfront payment in an amount of Euro 250 thousand, additional milestones payment equal to 30% upon each upfront payment received from sublicensee and 15%-40% royalties on net sales upon regulatory approval for veterinary use.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	On May 10, 2019, the Company effected a change in the ratio of the Company’s ADS to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and per ADS data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the ratio change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	Issue of shares and warrants and changes in equity:

1.	On January 18, 2019, the Company completed a registered direct offering with an institutional investor, pursuant to which it sold an aggregate 149,206 ADSs representing 4,476,192 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 149,206 ADSs representing 4,476,192 ordinary shares for an aggregate purchase price of USD 2,350 (excluding issuance cost of USD 428). The warrants have an exercise price of USD 19.50 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 7,460 ADSs representing 223,810 ordinary shares on the same terms as the warrants except they have a term of five years.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

2.	On April 4, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 328,205 ADSs representing 9,846,156 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 328,205 ADSs representing 9,846,156 ordinary shares for an aggregate purchase price of USD 3,200 (excluding issuance cost of USD 414). The warrants have an exercise price of USD 12.90 per ADS, are immediately exercisable and expire five years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 16,410 ADSs representing 492,308 ordinary shares on the same terms as the warrants except they have a term of five years.

3.	On May 22, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 1,500,000 ADSs representing 45,000,000 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 1,500,000 ADSs representing 45,000,000 ordinary shares for an aggregate purchase price of USD 6,000 (excluding issuance cost of USD 540). The warrants have an exercise price of USD 4.00 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 75,000 ADSs representing 2,250,000 ordinary shares on the same terms as the warrants except they have a term of five years.

4.	In September 2019, the Company issued 19,934,355 of its ordinary shares in connection with the Univo collaboration agreement

5.	In December 2019, the Company issued 996,690 of its ordinary shares to a consultant in exchange for his services in connection with the Univo collaboration agreement.

6.

On January 9, 2020, the Company entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, represented by ADSs, pursuant to which the Holders exercised in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from USD 12.90 to USD 78.75 per ADS issued by the Company, at a reduced exercise price of USD 3.25 per ADS, for gross proceeds to the Company of approximately USD 2,400, prior to deducting placement agent fees and estimated offering expenses.

Under the Exercise Agreements, the Company issued to the warrant holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of USD 3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

Pursuant to the terms of the Exercise Agreements, the warrant holders agreed to exercise the warrants at a reduced exercise price, thereby creating a benefit to these warrant holders. As such, the Company recorded a deemed dividend in the amount of $715.

7.

On February 12, 2020, the Company completed a public offering with certain institutional investors pursuant to which the Company issued and sold (i) 1,825,000 units, each unit consisting of one ADS, and one warrant to purchase one ADS, at a price of USD 1.50 per unit, and (ii) 1,508,334 pre-funded units each pre-funded unit consisting of one pre-funded warrant to purchase one ADS and one warrant, at a price of USD 1.49 per pre-funded unit.

The gross proceeds from the offering were approximately USD 5,000, prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

The placement agent in the offering also received compensation warrants exercisable for up to 250,000 ADSs at an exercise price of USD 1.875 per ADS expiring on February 10, 2025.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

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

11.

On June 12, 2020, the Company completed a registered direct offering with certain institutional and accredited investors pursuant to which it sold an aggregate of 3,902,440 ADSs at a purchase price of $2.05 per ADS for aggregate gross proceeds of approximately $8,000 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

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

12.

On July 8, 2020, the Company completed a registered direct offering with certain institutional and accredited investors pursuant to which it sold an aggregate of 1,705,000 ADSs at a purchase price of $2.00 per ADS for aggregate gross proceeds of approximately $3,400 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

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

13.	In December 2020, the Company issued 1,350,000 of its ordinary shares to a consultant in exchange for his services.

14.	In February and March 2021, the Company issued 50,926,830 ordinary shares represented by 1,697,561 ADSs in exchange for exercise of warrants. Total consideration received by the Company was $2,744.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

15.	In March 2021, the Company issued 1,050,000 of its ordinary shares represented by 35,000 ADSs to certain consultants in exchange for their services with fair value of $ 68.

16.

On August 16, 2021, the Company completed a registered direct offering with an institutional investor pursuant to which it sold (i) 57,000,000 ordinary shares represented by 1,900,000 ADSs, and (ii) a pre-funded warrant to purchase 93,000,000 ordinary shares represented by 3,100,000 ADSs at an offering price of $2.00 per ADS and $1.999 per pre-funded warrant, for aggregate gross proceeds of approximately $10,000 (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Company has also sold to the investor, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 5,000,000 ADSs. The warrants have an exercise price of $ 2.00 per ADS and are exercisable at any time upon issuance and will expire three years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants.

As of the financial statements date, the Company received a total of $ 9,997 and issued 57,000,000 ordinary shares represented by 1,900,000 ADSs and 93,000,000 ordinary shares represented by 3,100,000 ADSs following the exercise of the pre-funded warrants (issuance expenses were $1,307).

17.

On December 20, 2021, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with an institutional investor who is the holder of certain existing warrants to purchase Company’s ordinary shares, par value NIS 0.25 per share, represented by ADSs issued by the Company in a registered direct offering consummated in August 2021. Pursuant to the Exercise Agreement, the holder agreed to exercise in cash its warrants to purchase up to an aggregate of 150,000,000 Ordinary Shares represented by 5,000,000 ADSs having an exercise price of $2.00 per ADS, at an exercise price of $2.00 per ADS, for gross proceeds to the Company of $10 million, prior to deducting placement agent fees and offering expenses (which amounted to $0.98 million).

Under the Exercise Agreement, the Company also agreed to issue to the holder new unregistered warrants to purchase up to 180,000,000 Ordinary Shares represented by 6,000,000 ADSs (the “Private Placement Warrants”). The Private Placement Warrants will be immediately exercisable, will expire five years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants, and have an exercise price of $2.00 per ADS.

Pursuant to the terms of the Exercise Agreements, the holder agreed to exercise the warrants while receiving a-120% warrants coverage, thereby creating a benefit to this warrant holder. As such, the Company recorded a deemed dividend in the amount of $ 2,590.

c.	Warrants to Purchase Common stock:

The following table summarizes information regarding outstanding warrants to purchase shares of the Company’s ADS’s issued as of December 31, 2021:

Issuance date	Number of outstanding warrants	Exercise price per warrant ($)

January 2017	91,667	33.75
March 2018	11,111	30.00
January 2019	7,460	19.50
April 2019	16,410	12.90
May 2019	1,575,000	4.00
January 2020	794,601	3.45
February 2020	375,000	1.50
June 2020	2,046,342	2.50
July 2020	980,663	2.50
August 2021	350,000	2.00
December 2021	6,350,000	2.00

	12,598,254

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHARE-BASED PAYMENT TRANSACTIONS

a.	Share options:

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

Upon the adoption of the 2013 Plan the Company reserved for issuance 2,500,000 shares of ordinary shares, NIS 0.25 par value each. In May 2020, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 25,000,000. As of December 31, 2021, 6,618,500 shares available for future grant under the 2013 Plan.

b.	Expenses recognized in the financial statements:

	Year ended December 31,
	2021	2020	2019
	USD

Research and development expenses	$200	$159	$138
General and administrative expenses	198	158	132

	$398	$317	$270

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

c.	Share-based payment transactions granted by the Company:

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2021	2020

Risk-free interest rate	1.22-1.28%	0.93-2.40%
Expected volatility	82.40-82.43%	65.63-78.77%
Dividend yield	0	0
Contractual life	10	9.83 - 10
Early Exercise Multiple (Suboptimal Factor)	3	2.5 - 3
Exercise price (NIS)	0.25-0.253	0.25 - 2.344

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2021
	Number	Weighted average exercise price
		USD
Outstanding at beginning of year	11,923,400	0.28
Grants	7,100,000	0.08
Forfeited/expired	(600,700)	1.00

Outstanding at end of year	18,422,700	0.18

Exercisable at end of year	6,322,700	0.35

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2021, 2020 and 2019 was 8.45 years, 6.98 years and 7.93 years, respectively.

e.	The weighted average grant date fair value in 2021 was $0.18 and in 2020 was $0.16 and the remaining compensation costs not yet recognized as of December 31, 2021 is $1,139 with a weighted average period of 2.82 years to recognize these expenses.

f.	The range of exercise prices for shares subject to options outstanding as of December 31, 2021 have been separated into ranges of exercise prices, as follows:

Outstanding				Exercisable
Exercise price per share	Options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price per share	Options exercisable	Weighted average exercise price per share
$0.08 - $0.94	17,796,500	8.32	$0.13	5,696,500	$0.21
$1.09 - $1.73	555,000	0.14	$0.04	555,000	$0.11
$2.61 - $5.18	71,200	0.01	$0.01	71,200	$0.04
	18,422,700			6,322,700

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2021	December 31, 2020
weighted average remaining lease term (years)	2.42	1.71
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2021 and 2020 were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Components of lease expense:
Operating lease cost	$55	$43

	Year ended December 31, 2021	Year ended December 31, 2020
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$55	$43

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$120	$29

Maturities of lease liabilities as of December 31, 2021 were as follows:

2022	$69
2023	$59
2024	$20
Total operating lease payments	$148
Less: imputed interest	$(24)
Present value of lease liability	$124

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 12:- FINANCE INCOME (EXPENSE), NET

	Year ended December 31,
	2021	2020	2019
	USD
Finance expenses:
Bank commissions	$(18)	$(23)	$(21)
Net loss from exchange rate fluctuations	-	-	(33)
Other loss from short-term investment revaluation	-	-	(209)
Other financial expense	(4)	(363)	(427)

	(22)	(386)	(690)
Finance income:
Interest income on bank deposits	24	44	72
Exchange rate fluctuations	59	27	-
Other gain from short-term investment remeasurement	162	11	-

	249	82	72

Total financial income (expenses), net	$227	$(304)	$(618)

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2021 was 23%, 2020 - 23% and in 2019 was 23%.

b.	Final tax assessments:

The Company received final tax assessments through 2016.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2021, the Company had carryforward losses amounting to approximately USD 164,680.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carry forward	$37,875	$32,312
Temporary differences mainly relating to Research and Development	3,285	3,581

Deferred tax asset before valuation allowance	41,160	35,893
Valuation allowance	(41,160)	(35,893)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $241, $252 and $163 in 2021, 2020 and 2019, respectively, which were recorded under research and development expenses within Company’s consolidated statements of comprehensive loss.