Form 20-F
period 2022-12-31
Can-Fite BioPharma Ltd.
filed 2023-03-30
CIK 1536196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Motti Farbstein
Chief Operating and Financial Officer
Tel: +972 (3) 924-1114
Fax: +972 (3) 924-9378
motti@canfite.co.il

10 Bareket Street,
Kiryat Matalon,
P.O. Box 7537,
Petah-Tikva
4951778, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 300 Ordinary Shares, no par value *	CANF	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

*	Ordinary shares not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 815,746,293 ordinary shares are outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References to “U.S. dollars”, “dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, no par value. We report financial information under generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2022 are translated using the rate of NIS 3.519 to $1.00, the exchange rate reported by the Bank of Israel on December 30, 2022, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2021 are translated using the rate of NIS 3.11 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2021, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2020 are translated using the rate of NIS 3.215 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2020.

On January 9, 2023, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing thirty (30) ordinary shares to a new ratio of one (1) ADS representing three hundred (300) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-ten reverse ADS split. All ADS and related option and warrant information presented in this Annual Report on Form 20-F have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this Annual Report on Form 20-F fractional ADSs have been rounded to the nearest whole number.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

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

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Risks Related to Our Business and Regulatory Matters

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

●	Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

●	We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

●	Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	The manufacture of our product candidates is a chemical synthesis process and if one of our materials suppliers encounters problems manufacturing our products, our business could suffer.

●	We do not currently have sales, marketing or distribution capabilities or experience, and we are unable to effectively sell, market or distribute our product candidates now and we do not expect to be able to do so in the future. The failure to enter into agreements with third parties that are capable of performing these functions would have a material adverse effect on our business and results of operations.

●	We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

●	Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

●	We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

●	Our cannabinoid initiative is uncertain and may not yield commercial results and is subject to significant regulatory risks.

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Risks Related to Our Intellectual Property

●	The expiry of a patent that we licensed from the National Institute of Health, or NIH, and the consequent loss of composition of matter exclusivity that we had by virtue of this license may diminish our proprietary position.

●	We license from Leiden University intellectual property, which protects certain small molecules which target the A3AR, in furtherance of our platform technology, and we could lose our rights to this license if a dispute with Leiden University arises or if we fail to comply with the financial and other terms of the license.

●	The failure to obtain or maintain patents, licensing agreements, including our current licensing agreements, and other intellectual property could impact our ability to compete effectively.

●	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

●	We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks Related to Our Industry

●	We expect the healthcare industry to face increased limitations on reimbursement as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to Our Operations in Israel

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Risks Related to Our Ordinary Shares and ADSs

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

●	Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

●	The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

●	We may not satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $10.1 million in 2022, $12.6 million in 2021, and $14.4 million in 2020. As of December 31, 2022, we had an accumulated deficit of approximately $150.8 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2022, we had cash and cash equivalents of $3.0 million and short-term deposits of $5.0 million. In January 2023, we raised approximately $7.5 million in gross proceeds (approximately $6.7 million net of issuance costs) from a registered direct offering and a concurrent private placement. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the Russian invasion of Ukraine could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, UCB and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, Astrazenca, Beigene, Novartis, and Bristol-Myers Squibb. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Any of our product candidates could cause adverse events. Although a pooled safety analysis from clinical trials encompassing more than 1,600 humans dosed with Piclidenoson through the completion of our Phase II rheumatoid arthritis and psoriasis trials indicated that Piclidenoson is generally well-tolerated at doses up to 4.0 mg administered twice daily for up to 12-48 weeks, there were incidences (less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 48 weeks of treatment in more recent trials.

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

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. Epidemics such as this can adversely impact our business and that of third parties with whom we engage as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. If there are future outbreaks of COVID-19 this may result in a period of business disruption in these and other areas impacting our business, including the establishment of contractual relationships with investigators enrolling subjects in our clinical trials, the continuity of care provided by these institutions to the subjects we seek to enroll and their ability to support industry-funded research as a means of caring for their subjects, supply of these sites with study materials, and the enrollment of subjects and their adherence with study requirements.

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

Risks Related to Our Industry

We are subject to government regulations and we may experience delays in obtaining required regulatory approvals in the United States and the regulatory authorities in foreign jurisdiction in which we intend to market our proposed product candidates, of which there can be no assurance.

Various aspects of our operations are subject to foreign, federal, state or local laws, and rules and regulations, any of which may change from time to time. We are not permitted to market our product candidates as prescription pharmaceutical products in the United States until we receive approval of a New Drug Application, or NDA, from the Food and Drug Administration, or FDA, or in any foreign countries until we receive the requisite approval from such countries. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on us. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval to market a product, this approval will be limited to those disease states and conditions and populations for which the product has demonstrated, through clinical trials, to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approval is withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the United States, our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.

Our success depends on our receipt of the regulatory approvals described above, and the issuance of such regulatory approvals is uncertain and subject to a number of risks, including the following:

●	such authorities may disagree with the number, design, size, conduct or implementation of our clinical trials or any of our collaborators’ clinical trials;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials or the use of results from studies that served as precursors to our current or future product candidates;

●	the results of toxicology studies may not support the filing of an Investigational New Drug Application, or IND, or NDA for our product candidates;

●	the FDA or comparable foreign regulatory authorities or Institutional Review Boards, or IRBs, may disagree with the design or implementation of our clinical trials;

●	we may not be able to provide acceptable evidence of our product candidates’ safety and efficacy;

●	the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA, European Medicines Agency, or EMA, or other regulatory agencies for us to receive marketing approval for any of our product candidates;

●	the dosing of our product candidates in a particular clinical trial may not be at an optimal level;

●	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our product candidates;

●	the data collected from clinical trials may not be sufficient to support the submission of an NDA, or other submission to obtain regulatory approval in the United States or elsewhere;

●	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval of our product candidates.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application. Regulatory approval obtained in one jurisdiction does not necessarily mean that a product candidate will receive regulatory approval in all jurisdictions in which we may seek approval, but the failure to obtain approval in one jurisdiction may negatively impact our ability to seek approval in a different jurisdiction.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome.

Our business model depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur. Our product candidates are in the early stages of development and as of the date of this Annual Report on Form 20-F. We may not be successful in obtaining approval from the FDA or comparable foreign regulatory authorities to start or continue clinical trials for any of our product candidates. Moreover, there is no guarantee that we will receive approval to commence human clinical trials or that our clinical trials will be successful or that we will continue clinical development in support of an approval from the FDA or comparable foreign regulatory authorities for any indication. We note that most product candidates never reach the clinical development stage and even those that do commence clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Success in early phases of pre-clinical and clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. Therefore, our business currently depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

The results of previous clinical trials may not be predictive of future results, our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates, and our trials may not be designed so as to support regulatory approval.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or non-clinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can obtain regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other regulatory authorities despite having progressed through initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials. Similarly, the outcome of non-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Progress in trials of one product candidate does not indicate that we will make similar progress in additional trials for that product candidate or in trials for our other product candidates. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

The design of a clinical trial can determine whether its results will support approval of a product. We may be unable to design and/or execute a clinical trial to support regulatory approval. Flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. In addition, we or our investigators may have little control over whether subjects comply with important aspects of clinical trial protocols.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols, modifications in the formulation throughout the course of development and the rate of dropout among clinical trial participants. While we have not had any serious adverse events in our clinical trials to date that are believed to be related to our oral product candidates, we may need to change future trial designs in response to adverse events that occur during future clinical development. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Even if we receive regulatory approval for any of our product candidates, we may not be able to successfully commercialize the product and the revenue that we generate from its sales, if any, may be limited.

If approved for marketing, the commercial success of our product candidates will depend upon each product’s acceptance by the medical community, including physicians, patients and health care payors. The degree of market acceptance for any of our product candidates will depend on a number of factors, including:

●	demonstration of clinical safety and efficacy;

●	relative convenience, dosing burden and ease of administration;

●	the prevalence and severity of any adverse effects;

●	the willingness of physicians to prescribe our product candidates, and the target patient population to try new therapies;

●	efficacy of our product candidates compared to competing products;

●	the introduction of any new products that may in the future become available targeting indications for which our product candidates may be approved;

●	new procedures or therapies that may reduce the incidences of any of the indications in which our product candidates may show utility;

●	pricing and cost-effectiveness;

●	the inclusion or omission of our product candidates in applicable therapeutic guidelines;

●	the effectiveness of our own or any future collaborators’ sales and marketing strategies;

●	limitations or warnings contained in approved labeling from regulatory authorities;

●	our ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors or to receive the necessary pricing approvals from government bodies regulating the pricing and usage of therapeutics; and

●	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement or government pricing approvals.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors, and patients, we may not generate sufficient revenue and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

In addition, even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize our product candidates successfully. For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render our product candidates not commercially viable. For example, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for any of our product candidates, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve any of our product candidates with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Further, the FDA or comparable foreign regulatory authorities may place conditions on approvals or require risk management plans or a REMS to assure the safe use of the drug. Moreover, product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following the initial marketing of the product. Any of the foregoing scenarios could materially harm the commercial success of our product candidates.

Even if we obtain marketing approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates could be subject to labeling and other restrictions and withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates.

Even if we obtain regulatory approval for any of our product candidates for an indication, the FDA or foreign equivalent may still impose significant restrictions on their indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials, and post-market surveillance to monitor safety and efficacy. Our product candidates will also be subject to ongoing regulatory requirements governing the manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with current Good Clinical Practices regulations, or cGCPs, for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practices, or cGMPs, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

The FDA has the authority to require a REMS as part of an NDA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria or requiring patient testing, monitoring and/or enrollment in a registry.

With respect to sales and marketing activities related to our product candidates, advertising and promotional materials must comply with FDA rules in addition to other applicable federal, state and local laws in the United States and similar legal requirements in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. We may also be subject, directly or indirectly through our customers and partners, to various fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute, U.S. False Claims Act, and similar state laws, which impact, among other things, our proposed sales, marketing, and scientific/educational grant programs. If we participate in the U.S. Medicaid Drug Rebate Program, the Federal Supply Schedule of the U.S. Department of Veterans Affairs, or other government drug programs, we will be subject to complex laws and regulations regarding reporting and payment obligations. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in many of these areas in other countries.

In addition, if any of our product candidates are approved for a particular indication, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates, physicians may nevertheless legally prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed.

If we or a regulatory agency discover previously unknown problems with a product candidate, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or we or our manufacturers fail to comply with applicable regulatory requirements, we may be subject to the following administrative or judicial sanctions:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	issuance of warning letters or untitled letters;

●	clinical holds;

●	injunctions or the imposition of civil or criminal penalties or monetary fines;

●	suspension or withdrawal of regulatory approval;

●	suspension of any ongoing clinical trials;

●	refusal to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

●	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase our product liability exposure.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, and compliance with such regulation may be expensive and consume substantial financial and management resources. If we or any future marketing collaborators or contract manufacturers are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies or are not able to maintain regulatory compliance, it could delay or prevent the promotion, marketing or sale of our products, which would adversely affect our business and results of operations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. If we fail to comply with the regulatory requirements in international markets and/ or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even though we may apply for orphan drug designation for a product candidate, we may not be able to obtain orphan drug marketing exclusivity.

We believe that in some cases our dry powder drug products may qualify for the FDA’s orphan drug status. There is no guarantee that the FDA will grant any future application for orphan drug designation for any of our product candidates, which would make us ineligible for the additional exclusivity and other benefits of orphan drug designation.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for grant funding of up to $500,000 per year for four years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. There can be no assurance that we will receive orphan drug designation for any of our product candidates in the indications for which we think they might qualify, if we elect to seek such applications.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell our product candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our product candidates and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 or, collectively, the ACA, is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011, or the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 absent additional congressional action. However, pursuant to the CARES Act, and subsequent legislation, these reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect such challenges to continue. In 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act, or the 2017 Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans. In July 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, which includes several provisions to lower prescription drug costs for people with Medicare, including price negotiation requirements for drugs covered under Medicare, rebate requirements when drug prices rise faster than inflation, and a cap on out-of-pocket spending for Medicare Part D enrollees. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

On November 20, 2020, the HHS Office of Inspector General finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the HHS Office of Inspector General added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others, yet removed safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business. CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Both in the United States and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

Any termination or suspension of, or delays in the commencement or completion of, any necessary studies of any of our product candidates for any indications could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

The commencement and completion of clinical studies can be delayed for a number of reasons, including delays related to:

●	the FDA or a comparable foreign regulatory authority failing to grant permission to proceed and placing the clinical study on hold;

●	subjects for clinical testing failing to enroll or remain enrolled in our trials at the rate we expect;

●	a facility manufacturing any of our product candidates being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

●	any changes to our manufacturing process that may be necessary or desired;

●	subjects choosing an alternative treatment for the indications for which we are developing our product candidates, or participating in competing clinical studies;

●	subjects experiencing severe or unexpected drug-related adverse effects;

●	reports from clinical testing on similar technologies and products raising safety and/or efficacy concerns;

●	third-party clinical investigators losing their license or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or employing methods consistent with the clinical trial protocol, cGMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

●	inspections of clinical study sites by the FDA, comparable foreign regulatory authorities, or IRBs finding regulatory violations that require us to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit us from using some or all of the data in support of our marketing applications;

●	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or any of the data produced by such contractors in support of our marketing applications;

●	one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial, reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	deviations of the clinical sites from trial protocols or dropping out of a trial;

●	adding new clinical trial sites;

●	the inability of the CRO to execute any clinical trials for any reason; and

●	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Product development costs for any of our product candidates will increase if we have delays in testing or approval or if we need to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to the FDA, comparable foreign regulatory authorities, and IRBs for reexamination, which may impact the costs, timing or successful completion of that study. If we experience delays in completion of, or if we, the FDA or other regulatory authorities, the IRB, or other reviewing entities, or any of our clinical study sites suspend or terminate any of our clinical studies of any of our product candidates, its commercial prospects may be materially harmed and our ability to generate product revenues will be delayed. Any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates. In addition, if one or more clinical studies are delayed, our competitors may be able to bring competing products to market before we do, and the commercial viability of any of our affected product candidates could be significantly reduced.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the ACA amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or the FCA. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor;

●	The FCA prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. On October 28, 2021, the Biden Administration announced that it would continue the policies set forth in the “Yates” memo. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($12,537 to $25,076 per false claim or statement for penalties assessed after May 9, 2022 for violations occurring after November 2, 2015. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program;

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services;

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) knowingly offering or transferring remuneration to a Medicare or Medicaid beneficiary or recipient to influence the beneficiary’s or recipient’s selection of a particular provider, practitioner, or supplier for the order or receipt of any item or service; or (5) failing to report and return a known overpayment;

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payor;

●	Requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

●	In the European Union, the General Data Protection Regulation, or the GDPR, Regulation EU 2016/679, which was adopted in May 2016 and has become applicable on May 25, 2018. The GDPR is further intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

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

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Company’s functional and presentation currency is U.S. dollar To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2020, 2021 or 2022 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Companies Law, 5759-1999, as amended, or the Israeli Companies Law, effective as of May 15, 2011, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer, and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, in some cases, requirement for a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders. See “Description of the Offered Securities—Articles of Association.”

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Our Ordinary Shares and ADSs

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2023 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2022. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2023 or in any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. A QEF election is unavailable with respect to our Warrants, and a mark-to-market election is unavailable with respect to our Warrants and Pre-funded Warrants. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC.

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

We are currently authorized to issue 5,000,000,000 ordinary shares, no par value. As of the date of this Annual Report on Form 20-F, we had 1,224,837,393 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 1,222,016,340 ordinary shares and options to purchase 26,987,000 ordinary shares outstanding, of which options to purchase 13,852,625 ordinary shares are currently fully vested or vest within the next 60 days.

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

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. See also Risk Factors—Risks Relating to Ownership of Our Ordinary Shares and ADSs “Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.” In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and we have been named in the past in a lawsuit requesting recognition as a class action, in which we ultimately prevailed. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 were $9,000, 11,000 and $26,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

Currently, (i) we are preparing a registration plan for the FDA protocol for our upcoming Phase III pivotal trial following a recent submission of a registration plan to the EMA and successful completion of our Phase III trial for Piclidenoson in the treatment of psoriasis, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is open for enrollment, (iii) we are conducting a Phase IIb study of Namodenoson in the treatment of NASH, (iv) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (v) we are conducting pre-clinical studies with formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. Since inception, we have incurred significant losses in connection with our research and development.

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

Our Product Pipeline

The table below sets forth our current pipeline of product candidates, including the target indication and status of each.

(1)	We are preparing a registration plan for the FDA protocol for our upcoming Phase III pivotal trial following a recent submission of a registration plan to the EMA and successful completion of our Phase III trial for Piclidenoson in the treatment of psoriasis.

(2)	We are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is open for enrollment.

(3)	We are conducting a Phase IIb study of Namodenoson in the treatment of NASH.

(4)	We are investigating additional compounds, targeting the A3AR, for the treatment of erectile dysfunction.

(5)	We are developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

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

Phase II, Phase II/III and Phase III Clinical Studies of Piclidenoson

Piclidenoson has completed eleven Phase II studies, one Phase II/III study and three Phase III studies in different clinical indications including psoriasis, rheumatoid arthritis, glaucoma and dry eye syndrome, or DES, in approximately 1,700 patients. These studies indicate that Piclidenoson has a favorable safety profile at doses up to 4.0 mg BID for up to 48 weeks. In these studies, we did not observe a dose-response relationship between Piclidenoson and adverse events. Moreover, we did not observe any clinically significant changes in vital signs, electrocardiograms, blood chemistry or hematology. Furthermore, no new emergent safety signals have been observed in the completed or ongoing Phase III rheumatoid arthritis and psoriasis trials.

In June 2022, we announced positive top-line results from our Phase III COMFORT study of Piclidenoson in the treatment of moderate to serious psoriasis in which Piclidenoson met its primary endpoint. Previously, Piclidenoson given as a standalone therapy reached the primary endpoint in Phase II clinical studies in DES; however, a Phase III study of Piclidenoson for DES failed to reach the primary endpoint. We have observed positive data utilizing Piclidenoson as a standalone drug in a Phase IIa clinical study in rheumatoid arthritis. In this study, we also observed a significant direct correlation between A3AR expression prior to treatment and the patients’ responses to Piclidenoson. However, we did not fully attain the primary endpoint in this study as we did not observe a significant difference in responses between Piclidenoson and the placebo (which for this study was 0.1 mg of Piclidenoson). Moreover, two Phase IIb studies in rheumatoid arthritis utilizing Piclidenoson in combination with MTX, also failed to reach the primary endpoints. Based on this data, we believe that the failures in the Phase IIb studies in rheumatoid arthritis may have been due to low A3AR expression in the MTX-treated patients. A Phase IIb of Piclidenoson given as a standalone therapy in patients with A3AR expression levels above a certain threshold reached the primary endpoint in rheumatoid arthritis in December 2013. Piclidenoson has been tested in Phase II trials to establish dose and activity (first, orally administered capsules and then tablets in formulations of 1.0, 2.0 and 4.0 mg of Piclidenoson BID) in psoriasis (moderate to severe plaque psoriasis), rheumatoid arthritis and DES (moderate to severe). A Phase II/III study of Piclidenoson for psoriasis did not meet its primary endpoint although positive data from further analysis of the Phase II/III study suggested Piclidenoson as a potential systemic therapy for patients with moderate-severe psoriasis. In addition, a Phase II study of Piclidenoson for glaucoma showed no statistically significant differences between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering IOP.

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

Figure 3: Linear Effect of Piclidenoson on PASI Scores through 32 Weeks of Treatment

In June 2022, we announced positive top-line results from our Phase III COMFORT study of Piclidenoson in the treatment of moderate to serious psoriasis in which Piclidenoson met its primary endpoint. The trial was a Phase III randomized, double-blind, placebo- and active-controlled study of the efficacy and safety of daily Piclidenoson (CF101) administered orally in patients with moderate-to-severe plaque psoriasis. The primary objectives of this study were to evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg twice daily (BID) in patients with moderate-to-severe plaque psoriasis, compared with placebo, as determined by the proportion of subjects who achieve a PASI score response of ≥75% (PASI 75) at Week 16 (superiority); and evaluate the safety of oral Piclidenoson in this patient population. The secondary objectives of this study are to evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg BID, compared with placebo, as determined by the proportion of subjects who achieve, respectively, PASI 50, Physician Global Assessment (PGA) score of 0 or 1, and improvement on the Psoriasis Disability Index (PDI) at Week 16 (superiority); evaluate the efficacy of oral Piclidenoson 2 mg or 3 mg BID, compared with Otezla (apremilast), as determined by the proportion of subjects who achieve PASI 75, PGA score of 0 or 1, PASI 50, and improvement in PDI at Weeks 16 and 32 (non-inferiority); and evaluate the efficacy and safety data for Piclidenoson through the extension period of up to 48 weeks of treatment.

The study data showed that patients treated with oral Piclidenoson 2 mg or 3 mg twice daily, had clinically equivalent efficacy responses. At week 16, patients receiving Piclidenoson 3mg demonstrated statistically significant improvement when compared with placebo, as measured by the PASI 75 response (representing a 75% reduction in psoriasis severity): Piclidenoson 3mg: 9.7% vs. placebo: 2.6% (P< 0.04). Secondary endpoint parameters at week 32 comparing Piclidenoson to the active control drug, Otezla, revealed inferiority with respect to PASI 75 (17% vs. 26.2%, respectively) and PASI 50 (34.1% vs. 49.5%, respectively), but revealed superiority of Piclidenoson as compared to Otezla in the Psoriasis Disability Index (PDI) (20.5% vs. 10.3%, respectively, P<0.05). A linear increase in the response of patients to Piclidenoson was achieved along the study period, on week 48 reaching PASI 50 in 90% of patients, PASI 90 in 10% of patients and PDI improvement in 60% of patients. Piclidenoson had an excellent safety profile overlapping that of the placebo treated patients, showing a better safety profile when compared to Otezla.

Further analysis of the study data showed that Piclidenoson had a significantly better tolerability profile than Otezla, as GI-related adverse events were 1% for Piclidenoson vs. 6% for Otezla, nervous system disorders were 0.7% for Piclidenoson, 9.9% for Otezla and 3.3% for the placebo. The discontinuation rate was significantly higher for Otezla vs. Piclidenoson. In the secondary endpoint of achieving a PASI 75 response (at week 32, in the whole patient population, Piclidenoson was inferior to Otezla; however, in a sub-group analysis of patients who had PASI>25 (more severe psoriasis) at baseline, Piclidenoson had a comparable response to Otezla.

COMFORT serves as the first of two pivotal studies required for EMA-drug approval. In January 2023, we submitted a market registration plan to the EMA for Piclidenoson in the treatment of moderate to severe psoriasis and a submission to the FDA is expected to follow. Registration plans for both the EMA and FDA include final efficacy and safety results from the COMFORT study and the protocol for our planned Phase III pivotal trial together with a request for registration advice from the regulators. Current chemistry, manufacturing, and controls (CMC), nonclinical data, and human pharmacokinetic data are also included.

Rheumatoid Arthritis: We previously conducted a Phase IIa blinded to dose study in 74 patients with rheumatoid arthritis, randomized to receive Piclidenoson as a monotherapy in one of three doses-0.1 mg, 1.0 mg and 4.0 mg. The primary efficacy endpoint was ACR20 response at week 12, a criterion determined by the American College of Rheumatology that reflects 20% improvement in inflammation parameters. The study data revealed maximal response at the 1.0 mg group, showing 55.6% with ACR20, 33.3% with 50% improvement, or ACR50, and 11.5% with 70% improvement, or ACR70. Piclidenoson administered BID for 12 weeks resulted in improvement in signs and symptoms of rheumatoid arthritis and was well-tolerated.

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

Additional Developments with Piclidenoson

Topical Piclidenoson

In April 2022, we announced we are developing a topical psoriasis treatment with Piclidenoson. In a preclinical model, imiquimod-induced skin psoriasis, daily treatment with topical Piclidenoson significantly inhibited the disease as measured by PASI calculated based on observation of erythema, thickness, scaling, and a score of skin lesions.

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

In June 2021, we signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. During 2022, Vetbiolix completed dose-ranging pharmacokinetic (PK) studies in dogs and determined the optimal efficacy and safety dosage for a planned European multicentric clinical study. Piclidenoson was well tolerated, with the PK data proportional to dose. Pre-clinical studies were also conducted showing Piclidenoson has a very favorable safety profile. Based on these data, Vetbiolix has designed a European Multicentric Clinical study protocol for dogs with osteoarthritis which has been approved by an ethical committee.

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

●

In the carbon tetrachloride (ccl4) model, Namodenoson reversed alanine aminotransferase (ALT) to normal values and significantly improved liver inflammation and fibrosis, as well as the adiponectin and leptin levels.

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

Figure 8: Half-life of orally administered Namodenoson - Phase I Clinical Study

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

A paper titled “Namodenoson in Advanced Hepatocellular Carcinoma and Child-Pugh B Cirrhosis: Randomized Placebo-Controlled Clinical Trial” was published in the peer reviewed journal Cancers with respect to the Phase II HCC trial.

In February 2021, we announced that two patients continued to receive Namodenoson treatment from our Phase II study of HCC after nearly four years under an open label extension. Additional findings show disappearance of ascites, normal liver function and good quality of life. In one patient stable disease has been recorded with disappearance of peritoneal carcinomatosis. Namodenoson continued to demonstrate a good safety profile and was well tolerated with no severe adverse events reported. Furthermore, in December 2021, we reported that the last patient treated under the open label extension experienced a complete response and treatment is ongoing under a compassionate use program established in Romania in August 2022. Under treatment with Namodenoson, we reported that the patient survived six years, during which time the clinical benefits of treatment have included the disappearance of ascites, normal liver function, and the disappearance of peritoneal carcinomatosis leading to complete clearance of all cancer lesions.

In October 2019, we held an End-of-Phase II Meeting with the FDA regarding our Phase II study of Namodenoson in the treatment of HCC. The purpose of the meeting was to review the Phase II study data with the FDA and to present our proposed Phase III study design to the regulatory agency. The FDA agreed with our proposed pivotal Phase III trial design to support an NDA submission and approval. Subsequently in June 2020, we concluded a meeting with the Scientific Advice Working Party of the EMA to discuss our planned Phase III study. Based on the input received from the FDA and EMA, we plan on conducting a Phase III, randomized, double blind, placebo controlled trial of Namodenoson, that will enroll approximately 450 patients with HCC and underlying CPB7 cirrhosis at multiple centers worldwide. Patients will be randomized to oral treatment with either Namodenoson 25 mg or matching placebo given twice daily. The primary efficacy endpoint of the trial is overall survival (OS), based on the favorable OS response seen in the Phase II trial in patients with HCC and CPB7 cirrhosis. Other oncology trial efficacy outcomes, such as tumor radiographic response rates and median progression-free survival, as well as standard safety parameters, will be assessed. The study is designed to support an NDA submission in the U.S. and a marketing authorization application, or MAA, in Europe. The Phase III study is currently open for enrollment.

In November 2019, we initiated a compassionate use program in Israel for Namodenoson in the treatment of HCC, the most common form of liver cancer. Our compassionate use program has enrolled and continues to treat patients. The compassionate use program, which enables liver cancer patients not enrolled in our clinical study to be treated with Namodenoson, is being administered by Dr. Salomon Stemmer, the Principal Investigator of the Company’s prior Phase II liver cancer study, and Professor at the Institute of Oncology, Rabin Medical Center, Israel. In August 2022, Namodenoson was approved for compassionate use in Romania.

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

NASH - All Cases Resolved: 25% of patients randomized into the Namodenoson 25 mg dosed group had NASH at baseline, as compared to none in the placebo group, which comprised of patients who had NAFLD without NASH at baseline. Following 12 weeks of treatment, all NASH cases were resolved in patients treated with 25 mg of Namodenoson, as compared to new NASH that developed in the placebo group representing 5% of that population, with p<0.009. NASH was evaluated by FibroScan-AST (FAST) score, a noninvasive marker of NASH, the severe form of NAFLD (equivalent to biopsy findings of NAS≥4, F≥2), measured by FibroScan elastography, CAP and serum AST.

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

Pancreatic Cancer

In January 2023, we announced that in pre-clinical studies, Namodenoson significantly inhibits the growth of pancreatic carcinoma as a stand-alone treatment. In combination with the leading chemotherapy used in pancreatic cancer, gemcitabine, Namodenoson demonstrated a significant additive effect. These pre-clinical studies were conducted on advanced pancreatic carcinoma patient cells. Namodenoson’s molecular mechanism of action in pancreatic cancer involves the regulation of the NF-κB /IκB /STAT3-mediated pathway.

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

In January 2017, a patent was granted to us by the USPTO covering A3AR ligands for use in the treatment of erectile dysfunction. The patent addresses methods for treating erectile dysfunction with different A3AR ligands including our erectile dysfunction drug candidate, CF602. With this new broader patent protection, we made a strategic decision to investigate additional compounds, owned by us, for the most effective and safest profile in this indication and we are seeking to partner development of CF602.

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

In-Licensing Agreements

The following is a summary description of our in-licensing agreement with Leiden University. Our previously granted license with NIH expired in June 2015 with the expiration of certain patents. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreement, which is attached as an exhibit to this Annual Report on Form 20-F

Leiden University Agreements

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2022, we have paid approximately 155,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

The Distribution Agreement provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $6,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of the manufacturing cost plus 10% or 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS on obtaining orphan drug designation in South Korea.

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

Vetbiolix Agreement

In June 2021, we signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. Vetbiolix will have the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay us upfront and milestone payments of €250,000, in addition to royalties on sales upon regulatory approval for veterinary use.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with respect to Piclidenoson and Namodenoson. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements.”

For the year ended December 31, 2022, we recorded the following revenues: (i) $0.15 million for the as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.20 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; (iii) $0.09 million under the Distribution Agreement with Cipher; and (iv) $0.37 million under the Distribution Agreement with Ewopharma.

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

Patents

As of March 30, 2023, we owned or exclusively licensed (from Leiden University) 18 patent families that, collectively, contain approximately 209 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application which is currently pending in various countries around the world concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	A3AR ligands to treat viral diseases - a family of patents which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. These patents have a filing date of January 1, 2002 and a priority date of January 16, 2001 and expired in January 2022, other than the U.S. patent that will expire in 2023.

●	A3AR ligands to treat RA - a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and is set to expire in 2023.

●

A3AR as a predictive and follow up biomarker - a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in the United States, Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, China, Mexico and Canada. The patents are set to expire in 2025. There is a patent application pending in Brazil that was refused and the refusal may be appealed until September 2025. Each of the patents and the patent application has a filing date of November 30, 2005 and a priority date of December 2, 2004.

●	Specific dose to protect from psoriasis - a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. There is a patent application pending in India with a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis - a family of patents which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom). These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008 and a priority date of March 14, 2007.

●	Osteoarthritis (OA) indication - a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. A patent application is pending in Brazil. These patents and patent applications have a filing date of November 29, 2006 and a priority date of November 30, 2005.

●	Liver protection- a family of patents which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). Each patent in this family has a filing date of October 22, 2008 and a priority date of October 15, 2007.

●	Erectile dysfunction - a family of patents and patent applications which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Australia, China, Hong Kong, Canada, South Korea, Israel, Mexico and Japan and patent applications in Brazil and Europe. The patents and patent applications have a filing date of August 8, 2013 with priority dates of August 8, 2012 and November 12, 2012.

●	CAR T induced cytokine release syndrome - a family of patent applications which pertains to the use of A3AR ligands for managing cytokine release syndrome. This family includes patent applications in Israel and in the U.S., EP and HK claiming priority from this Israeli application. The US, EP and HK patent applications have a filing date of September 16, 2018 and the Israeli patent application has a filing date of September 17, 2017.

●	NAFLD/NASH - a family of patents and patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes granted patents in U.S., Israel, Europe (by the EPO and validated in Austria, Belgium, Bulgaria, Croatia, Czechia, Denmark, Estonia, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom and Turkey), South Korea, Hong Kong, China, Japan and Mexico, and patent applications in Brazil and Canada. The patent applications have a filing date of November 22, 2016.

●	Obesity - a family of patent applications which pertains to the use of A3AR ligand for reducing level of adipocytes and specifically, for treating obesity. This family includes patent applications in Australia, Brazil, Canada, China, Europe, Israel, Japan, Mexico, Korea U.S. and Hong Kong. These patent applications have a filing date of January 6, 2020.

●	Cannabinoids - a family of patent applications pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This family includes a patent application in Israel and in Australia, Brazil, Canada, China, Eurasia, Europe, India, Japan, Mexico, Korea, Singapore, South Africa, Thailand, and the U.S. claiming priority from this Israeli application. These patent applications have a filing date of January 14, 2021 while the Israeli patent application has a filing date of January 16, 2020.

●	PD-1/PD-L1 - an Israeli patent application pertaining to the use of PD-1/PD-L1 axis inhibitor in combination with an A3AR. This Israeli patent application has a filing date of January 29, 2020.

●	Treatment of advanced cancer - a family of patent applications that makes use of A3AR ligands, particularly Namodenoson, for the treatment of advanced solid cancer, including advanced liver cancer. This family includes patent applications in the US, Australia, Brazil, Canada, Turkey, Japan, South Korea and Mexico. The US application was filed on December 28, 2022 claiming priority from a provisional application that was filed on December 29, 2021.

●	Treatment of joint inflammation __ an Israeli patent application that makes use of A3AR ligands for the local treatment of articular arthritis. This patent application was filed on January 9, 2023.

●	Treatment of psoriasis __ an Israeli patent application that makes use of A3AR ligands for the treatment of psoriasis. This patent application was filed on June 29, 2022.

●	Treatment of pancreatic cancer __ an Israeli patent application that makes use of A3AR ligands for the treatment of pancreatic cancer, including advanced forms. This patent application was filed on January 23, 2023.

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

Clinical Advisory Board

Our Clinical Advisory Board, which consists of six members, an oncologist, dermatologist, and three hepatologists, who play an active role in consulting with us with respect to clinical drug development. We call for Clinical Advisory Board meetings on an as-needed basis. The following table sets forth certain information with respect to our Clinical Advisory Board members.

Name	Position/Institutional Affiliation

Dr. Kim Papp	Head, Probity Medical Research Inc., Ontario, Canada

Dr. Salomon Stemmer	Davidoff Cancer Center, Rabin Medical Center-Beilinson Hospital, Petah Tikva and Sackler Faculty of Medicine, Tel Aviv

Dr. Scott Friedman	Dean for Therapeutic Discovery and Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York

Dr. Arun Sanyal	Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine

Dr. Rifaat Safadi	Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel

Dr. Stephen Harrison	Dr. Harrison is currently a Visiting Professor of Hepatology at the Radcliffe Department of Medicine, University of Oxford.

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson, and CF602 are being developed to treat autoimmune inflammatory indications, oncology, and liver diseases as well as erectile dysfunction, including but not limited to psoriasis, HCC, and NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as erectile dysfunction, Crohn’s disease, oncological diseases and viral diseases, such as the JC virus, and obesity.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, UCB, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, Astrazenca, Beigene, Novartis, and Bristol-Myers. Competitors in the NASH field include companies such as Gilead, Genfit, Galmed, Intercept, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals.

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

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via IV and have potential side effects. In January 2015, the FDA approved Cosentyx (secukinumab) by Novartis. In March 2016, the FDA approved Taltz (ixekizumab) by Eli Lilly. In April 2019, the FDA approved Skyrizi (risankizumab) by AbbVie. An oral small molecule inhibitor of phosphodiesterase 4, Otezla (Amgen), has gained sizable market share as a result in part due to its convenience of oral dose and comparable efficacy to the biologic drugs. Recently, a new oral inhibitor of TYK2 called SOTYKTU (Bristol) received U.S. FDA approval in September 2022. The psoriasis drug market is forecast to grow to $32 billion by 2026, according to estimate by Evaluate.

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

Namodenoson for the Treatment of HCC

According to the American Cancer Society, HCC is the fifth most common form of cancer death in the U.S., the most common form of liver cancer in adults and the third most common cause of cancer-related mortality worldwide, particularly in Asia. According to the American Cancer Society, more than 800,000 people are diagnosed with liver cancer each year throughout the world and more than 700,000 persons die from liver cancer each year. Despite several new approvals in the HCC market, including immunotherapy agents, this remains a significant unmet medical need where five year survival rates remain less than 20%. According to iHealthcareAnalyst, the HCC drug market is expected to reach $6.3 billion by 2029.

Several therapies are in advanced clinical development for HCC. Some drugs under development act as a single agent and some act in combination with Nexavar or approved checkpoint inhibitors pembrolizumab, atezolizumab, and/or nivolumab. Moreover, some are first line treatments while others are second line treatments. In addition, many existing approaches are used in the treatment of unresectable liver cancer, including alcohol injection, radiofrequency ablation, chemoembolization, cryoablation and radiation therapy.

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

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. In June 2020, the FDA issued a complete response letter, or the CRL, regarding the NDA of OCA for the treatment of NASH. Recently, Intercept reported that it is in discussions with the FDA with respect to the potential resubmission of its NDA. If approved, OCA will become the first approved NASH drug. In December 2022, Madrigal Pharmaceuticals reported positive results from its Phase 3 MAESTRO-NASH program with oral, thyroid hormone receptor-β agonist, resmetirom. Madrigal plans to seek U.S. FDA approval with resmetirom for the treatment of NASH in 2023. By 2028, Vantage Market Research estimates the addressable pharmaceutical market for NASH will reach $21.9 billion in size.

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

Market Research Future estimates the value of the erectile dysfunction therapeutic market to reach approximately $6.1 billion by 2030.

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

Governmental authorities in all major markets require that a new pharmaceutical product be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal which can result in an expensive and lengthy approval process. The time to obtain approval varies by country and some products are never approved. The lengthy process of conducting clinical trials, seeking approval and subsequent compliance with applicable statutes and regulations, if approval is obtained, are very costly and require the expenditure of substantial resources. These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

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

The failure to comply with the applicable requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of clinical trials, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, customer notification, product recalls, product seizures, refusal to grant export or import approval, total or partial suspension of production or distribution, consent decrees, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or the U.S. Department of Justice, or other governmental entities.

The steps usually required to be taken before a new drug may be marketed in the U.S. generally include:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices regulation;

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

●	approval by an independent Institutional Review Board, or IRB, or ethics committee at each treatment site before the trial is commenced;

●	performance of adequate and well controlled human clinical trials to establish the safety, purity and potency of the proposed drug product candidate for its intended purpose;

●	submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

●	preparation of and submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal clinical trials;

●	satisfactory completion of an FDA Advisory Committee review, if applicable;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP standards and to assure that the facilities, methods and controls are adequate to preserve the drug product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP;

●	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP requirement sand the integrity of clinical data in support of the NDA;

●	payment of user fees and securing FDA approval of the NDA for the proposed indication for use;

●	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.; and

●	compliance with any post-approval requirements, including risk evaluation and mitigation strategies, or REMS, and any post-approval studies required by the FDA.

Preclinical tests include in vitro and in vivo evaluation of the product candidate, its chemistry, formulation and stability, and animal studies to assess potential safety and efficacy. Certain preclinical tests must be conducted in compliance with good laboratory practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. After laboratory analysis and preclinical testing, a sponsor files an IND application including the results of the preclinical testing, manufacturing information and analytical data, with FDA. An IND is a request for authorization from FDA to administer an investigational new drug or biological product to humans to begin human testing. An IND becomes effective 30 days after FDA receives it, unless the FDA notifies the sponsor that the clinical trial is subject to a clinical hold. FDA also may impose a clinical hold at any time during a clinical trial. A sponsor may not proceed with a clinical trial that is subject to a clinical hold until the clinical hold has been lifted.

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator in accordance with CGP requirements. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND process.

A sponsor who wishes to conduct a clinical trial outside the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a clinical trial outside the U.S. is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA so long as the clinical trial is conducted consistent with the spirit of GCP and in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

An IRB, either centrally or individually, must also review each clinical trial at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, the possible liability of the institution, and, where appropriate, the protection of privacy of the human subjects. An IRB must operate in compliance with the FDA regulations. The FDA, IRB, or the clinical trial sponsor, or the principal investigator may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Typically, clinical trials are conducted in three sequential phases which are subject to numerous laws and regulatory requirements, including good clinical practice requirements, or GCP, which include adequate monitoring, reporting, record keeping and informed consent. In Phase I, small clinical trials are conducted, typically in healthy human volunteers, to determine the safety and proper dose ranges of product candidates. In Phase II, clinical trials are generally conducted in patients with the targeted disease or condition to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimate dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase III clinical trials. In Phase III, clinical trials are conducted in an expanded population of patients with the targeted disease or condition to demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase III trials are designed to provide sufficient data for the statistically valid evidence of safety and efficacy to support approval, and if approved, the basis for product labeling. Post-approval studies, sometimes referred to as Phase IV trials, may be conducted, voluntarily or as a condition of approval, after initial product approval to obtain additional information about the drugs risks and benefits in patients with the targeted disease or condition. The time and expense required for us to perform this clinical testing can vary and is substantial. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board responsible for approving and monitoring the clinical trials at a given site, the Data Safety Monitoring Board, where one is used, or we may suspend the clinical trials at any time on various grounds, including a finding that subjects or patients are exposed to unacceptable health risk.

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

The purpose of the NDA is to provide the FDA with sufficient information so that it can assess whether it ought to approve the candidate product for marketing in the U.S. for specific intended uses. Under the Prescription Drug User Fee Act, or PDUFA, the submission of an NDA requires the payment of substantial user fees, which the FDA adjusts on an annual basis, unless a waiver is granted. Moreover, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product as a non-orphan indication for use.

The NDA normally contains, among other things, sections describing the chemistry, manufacturing, and controls, non-clinical pharmacology and toxicology, human pharmacokinetics and bioavailability, microbiology, the results of the clinical trials, and the proposed labeling which contains, among other things, the intended uses of the candidate product. FDA reviews the information submitted under the NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is compliant with cGMP requirements to assure and preserve the product’s identity, strength, quality and purity. Before accepting an NDA for filing, FDA conducts a preliminary review of the NDA, within 60 days of submission, to determine whether it is sufficiently complete to permit substantive review. Generally, under PDUFA guidelines, FDA has a goal of ten months from the date of acceptance of a standard NDA for a new molecular entity to review and act on the submission. The FDA does not always meet its PDUFA goal dates for standard and priority applications. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests, or the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

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

If the FDA approves a new product, it may limit the approved indications for use of the product. Additionally, the FDA may call for further clinical trials (i.e., Phase IV trials) and require additional data on safety and effectiveness. FDA also may impose other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, designed to ensure the safe use of the drug. A REMS could include, among other things, medication guides, physician communication plans, restricted distribution methods, and patient registries. Any of these limitations on approval or marketing could restrict our ability to successfully commercialize products.

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

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition, or in the event of an emergency. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may also designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

The Secretary of Health and Human Services may additionally authorize unapproved drugs and biologics to be marketed in the event an actual or potential emergency has been designated by the U.S. government. After an emergency has been designated, the FDA may issue an Emergency Use Authorization, or EUA, for the use of a specific product based on criteria established by the FDCA. An EUA is product specific and is subject to specific conditions and restrictions. Once the emergency underlying the EUA ends, then the EUA terminates.

Once regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with post-approval regulatory requirements, including any post-approval requirements that the FDA may have imposed as a condition of approval. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

After an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

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

If a drug candidate with orphan designation subsequently receives the first FDA approval for the disease or condition for which it has orphan designation, the drug is entitled to a seven-year period of market exclusivity subject to certain exceptions (e.g., clinical superiority of a subsequent product). This means that FDA may not approve another drug application authorizing another manufacturer to market the same drug for the same indication for seven years. This does not preclude competitors from receiving approval of the same product that has orphan exclusivity for a different indication or a different product for the same indication for which the orphan product has exclusivity. The orphan designation of a drug also provides the sponsor with certain financial incentives including tax credit, waiver of PDUFA fees, and access to certain grant funding for orphan products.

In February 2012, the FDA granted orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. Subsequently, in October 2015, the EMA granted Namodenoson orphan drug designation for the treatment of HCC.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Applicable federal and state healthcare laws and regulations include the following:

●	The federal anti-kickback law, which governs federal healthcare programs (e.g., Medicare, Medicaid), makes it illegal to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Many states have similar laws that are not restricted to federal healthcare programs. A person or entity does not need to have actual knowledge of the federal anti-kickback statute or specific intent to violate it to have committed a violation; in addition, items or services resulting from a violation of the federal anti-kickback statute may constitute a false or fraudulent claim for purposes of the False Claims Act;

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient drugs) reimbursed under the Medicare or Medicaid programs to entities with which the physicians or their immediate family members have a financial relationship or an ownership interest, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare or Medicaid for payment of items or services provided to a referred beneficiary;

●	Federal and state false claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payers (including Medicare and Medicaid), claims for reimbursement, including claims for the sale of drugs or services, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. If the government or a whistleblower were to allege that we violated these laws there could be a material adverse effect on us, including our stock price. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, which could have a materially adverse effect on our business, results of operations and financial condition;

●	Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. This statute also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

●	the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians. All such reported information is publicly available; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements with third parties will comply with applicable laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. A finding of liability under these laws can have significant adverse financial implications for us and can result in payment of large penalties and possible exclusion from federal healthcare programs. We will consult counsel concerning the potential application of these and other laws to our business and our sales, marketing and other activities and will make good faith efforts to comply with them. However, given their broad reach and the increasing attention given by law enforcement authorities, we cannot assure you that some of our activities will not be challenged or deemed to violate some of these laws.

Reimbursement

Sales of our product candidates in the United States may depend, in part, on the extent to which the costs of the product candidates may be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product candidates on a profitable basis.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA, EMA or other comparable regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. A payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. The conduct of such studies could be expensive and result in delays in our commercializing efforts. The EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States, there have been and continue to be a number of significant legislative initiatives to contain healthcare costs. The ACA was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs subject to the Medicaid Drug Rebate Program, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027, unless additional Congressional action is taken; however, pursuant to the CARES Act, and subsequent legislation, these reductions were suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. The FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, which includes several provisions to lower prescription drug costs for people with Medicare, including price negotiation requirements for drugs covered under Medicare, rebate requirements when drug prices rise faster than inflation, and a cap on out-of-pocket spending for Medicare Part D enrollees. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list.

Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

We expect that additional state and federal healthcare reform measures, as well as legal changes by foreign governments, will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy that govern, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

The European Medicines Agency, or EMA, is the scientific agency of the European Union, or EU, that coordinates the evaluation and monitoring of new and approved medicinal products such as drugs and biologics. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors.

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

●	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

●	submission to the relevant competent authorities of a Marketing Authorisation Application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a CTA via the EU Portal. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

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

If the MAA of a medicinal product designated as an orphan drug includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the ten-year period of market exclusivity will be extended to twelve years.

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity-see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug (see below sub Patent Term Extension).

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

Israel

Israel Ministry of the Environment - Toxin Permit

In accordance with the Israeli Dangerous Substance Law - 1993, the Ministry of the Environment may grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until March 9, 2026.

Other Licenses and Approvals

We have a business license from the municipality of Petah-Tikva for a drug development research laboratory located at our offices in Petah Tikva, Israel. In order to obtain this license, we also received approval from the Petah-Tikva Association of Towns Fire Department. The business license is valid until December 31, 2025 and is in the process of being renewed. We also have a radioactive materials or products containing radioactive materials license, which is valid until July 25, 2023.

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

D. Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel. We lease one floor in one facility pursuant to a lease agreement with Eshkolit Nihul Nadlan LTD, an Israeli limited company. Pursuant to a verbal agreement with the lessor, the lease can be terminated at any time by each of the parties without a prior notice. The Petah-Tikva headquarters consists of approximately 300 square meters of space. Lease payments are approximately NIS 20,447, or $5,810 (based on the exchange rate reported by the Bank of Israel on December 31, 2022), per month. If our lease is terminated, we do not foresee significant difficulty in leasing another suitable facility. The current facility houses our administrative, clinical and research operations. The research laboratory consists of approximately 150 square meters and includes a tissue culture laboratory and a molecular biology laboratory. As of December 31, 2022, we did not have obligation to any lease payments.

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

Currently, (i) we are preparing a registration plan for the FDA protocol for our upcoming Phase III pivotal trial following a recent submission to the EMA and successful completion of our Phase III trial for Piclidenoson in the treatment of psoriasis, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is open for enrollment, (iii) we are conducting a Phase IIb study of Namodenoson in the treatment of NASH, (iv) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (v) we are conducting pre-clinical studies with formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2022, we had an accumulated deficit of approximately $150.8 million. Although we have recognized revenues in connection with our existing out-licensing agreements with, Cipher, CKD, Gebro and Ewopharma, and our historic out-licensing agreement with KD, CMS, Kyongbo and Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2022, we had approximately $3.0 million of cash and cash equivalents and $5.0 million of short-term deposits. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials. In January 2023, we raised approximately $7.5 million in gross proceeds (approximately $6.7 million net of issuance costs) from a registered direct offering and a concurrent private placement.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with, Cipher, CKD, Gebro, Kyongbo and Ewophrma, and our historic out-licensing agreement with Kwang Dong and SKK.

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

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $6,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	Working on a registration plan for both the EMA and FDA, including pivotal Phase III study protocol and submission of pre-clinical studies that have already accomplished	Submission of Phase III pivotal trial in the US and Europe

Namodenoson	Phase III in HCC	Enrollment ongoing
	Phase IIb study in NASH	Enrollment ongoing

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2020, 2021 and 2022; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2020	2021	2022	Inception
Piclidenoson	6,046	4,041	2,790	46,587
Namodenoson	1,261	3,991	3,383	19,410
CF602	-	31	6	1,740

Other projects	2,199	-	-	4,129
Total gross direct project costs (1)	9,506	8,063	6,179	71,866

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2022, we have incurred research and development expenses of approximately $140.2 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Functional and Presentation Currency

Our functional and presentation currency is the U.S. dollar since the USD is the primary currency of the economic environment in which we operate.

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

Revenue Recognition

We generate income from out-licensing and distribution agreements. See “Item 4. Information on the Company—B. Business—Out-Licensing and Distribution Agreements”. Such income comprises of upfront license fees, milestone payments and potential royalty payments.

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

Revenue from supply and distribution agreements with customers are recognized over time as we satisfy the performance obligations. We usually accept long-term upfront payment from our customers. Contract liabilities for those upfront payments are recognized as revenue over time. We have concluded that the abovementioned agreements contain a single performance obligation.

Revenues from milestone payments:

Contingent payments related to milestones will be recognized upon satisfaction of the milestone and contingent payments related to royalties will be recognized in the period that the related sales have occurred.

Revenues from royalties:

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

Share-based Compensation

We account for share-based compensation arrangements in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss. We recognize compensation expenses for the value of its awards granted based on the vesting acceleration approach over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE American.

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

The cost of equity-settled transactions is recognized in statements of comprehensive loss, together with a corresponding increase in equity, during the period which the service are to be satisfied, ending on the date on which the relevant employees or other service providers become fully entitled to the award.

If we modify the conditions on which equity-instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company’s adopted the standard effective January 1, 2022. Adoption of the new standard did not have a material impact on the financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The Company adopted this standard effective January 1, 2022. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recent Offerings

On January 9, 2020, we entered into warrant exercise agreements, or the Exercise Agreements, with several accredited investors who are the holders, or the Holders, of warrants issued in September 2015, October 2015, March 2018, January 2019, and April 2019 or the Public Warrants, to purchase our ordinary shares, represented by ADS, pursuant to which the Holders agreed to exercise in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 74,262 ADSs having exercise prices ranging from $129.0 to $787.50 per ADS issued by us, at a reduced exercise price of $32.50 per ADS, resulting in gross proceeds of approximately $2.4 million. Closing occurred on January 13, 2020. Under the Exercise Agreements, we also issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 74,262 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $34.50 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

On February 12, 2020, we sold to certain institutional investors an aggregate of (i) 182,500 units, or Units, each Unit consisting of one ADS, and one warrant to purchase one ADS, or the Warrant, at a price of $15.0 per Unit, and (ii) 150,833 pre-funded units, or the Pre-funded Units, each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS, or the Pre-funded Warrant, and one Warrant, at a price of $14.90 per Pre-funded Unit, in a public offering, resulting in gross proceeds of approximately $5.0 million. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $15.0 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. We paid an aggregate of $315,000 in placement agent fees and expenses and issued placement agent warrants to purchase 25,000 ADS on the same terms as the warrants except they have a term of five years and have an exercise price of $18.75.

In March, April and May 2020, we issued an aggregate of 51,250,020 ordinary shares represented by 170,833 ADSs in exchange for exercise of warrants. Total consideration received by us was approximately $2,562,000.

On June 12, 2020, we sold to several institutional and accredited investors an aggregate of 117,073,200 ordinary shares represented by 390,244 ADSs in a registered direct offering at $20.50 per ADS, resulting in gross proceeds of approximately $8.0 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 195,122 ADSs in a private placement. The warrants are immediately exercisable and will expire four and one-half years from the issuance date at an exercise price of $25.0 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $600,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase up to 29,268 ADS on the same terms as the warrants.

On July 8, 2020, we sold to several institutional and accredited investors an aggregate of 51,165,000 ordinary shares represented by 170,550 ADSs in a registered direct offering at $20.0 per ADS, resulting in gross proceeds of approximately $3.4 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 85,275 ADSs in a private placement. The warrants are immediately exercisable and will expire four and one-half years from the issuance date at an exercise price of $25.0 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $255,825 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase up to 12,791 ADS on the same terms as the warrants.

In February and March 2021, we issued 50,926,830 ordinary shares represented by 169,756 ADSs in exchange for exercise of warrants. Total consideration received by us was approximately $2,744,000.

On August 16, 2021, we sold to an institutional investor an aggregate of (i) 57,000,000 ordinary shares represented by 190,000 ADSs at $20.0 per ADS, and (ii) 93,000,000 ordinary shares represented by 310,000 ADSs issuable upon the exercise of pre-funded warrants, or Pre-funded Warrants, at a price of $19.99 per Pre-funded Warrant, in a registered direct offering. The Pre-funded Warrants were exercised in full during 2021. In addition, we issued to the investors unregistered warrants to purchase 150,000,000 ordinary shares represented by 500,000 ADSs in a private placement. The warrants are immediately exercisable and will expire three years from the effectiveness of an initial resale registration statement registering the ordinary shares issuable upon the exercise of the warrants. We paid on aggregate of $700,000 in placement agent fees and expenses and issued placement agent warrants in an amount equal to 7.0% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 35,000 ADSs), at an initial exercise price equal to $20.0 per ADS, on substantially the same terms as the investor warrants, except that the placement agent warrants expire on the earlier of (i) the third-year anniversary of the date on which an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants becomes effective and (ii) August 11, 2026.

On December 20, 2021, we entered into a warrant exercise agreement, or the Exercise Agreement, with an institutional investor, or the Holder, of warrants issued in August 2021, or the Warrants, to purchase ordinary shares, represented by ADS, pursuant to which the Holder agreed to exercise in cash its Warrant to purchase up to an aggregate of 150,000,000 ordinary shares represented by 500,000 ADSs having an exercise price of $20.0 per ADS, resulting in gross proceeds of $10.0 million. Closing occurred on December 23, 2021. Under the Exercise Agreement, we also issued to the Holder new unregistered warrants to purchase up to 180,000,000 ordinary shares represented by 600,000 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants and have an exercise price of $5.5 per ADS (following a reduction from $20.0 per ADS as a result of the January 2023 offering), subject to adjustment as set forth therein. We paid an aggregate of $875,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 35,000 ADS on the same terms as the warrant.

On January 11, 2023, we sold to an institutional investor (i) 90,000,000 ordinary shares represented by 300,000 ADSs at a purchase price of $5.50 per ADS, and (ii) pre-funded warrants to Purchase up to 210,000,000 ordinary shares represented by 700,000 ADSs at an offering price of $5.499 per pre-funded warrant, in a registered direct offering. The pre-funded warrants were exercised in full. In a concurrent private placement, we also issued pre-funded warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADS, at the same purchase price as in the registered direct offering. We have also issued unregistered Series A warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs for an exercise price of $ 0.02 per share and Series B warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs for an exercise price of $ 0.018 per share. In addition, we paid an aggregate of $675 thousands in placement agent fees and expenses and issued 28,636,500 ordinary shares represented by 94,455 ADSs issuable upon the exercise of placement agent warrants for an exercise price of $ 0.02 per share. The offerings closed on January 13, 2023.

A. Results of Operations

Comparison of the Year Ended December 31, 2022 to Year Ended December 31, 2021

Revenues

Revenues for the year ended December 31, 2022 were $0.81 million, a decrease of $0.04 million, or 5.1%, compared to $0.85 million for the year ended December 31, 2021. The decrease in revenues was mainly due to the recognition a higher portion of advance payments received under Ewopharma distribution agreement entered in 2021 which was set off by recognition of a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2022 were $7.76 million, a decrease of $2.09 million, or 21.2%, compared to $9.85 million for the year ended December 31, 2021. Research and development expenses for the year ended December 31, 2022 comprised primarily of expenses associated with the completion of the Phase III study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase III study in the treatment of advanced liver cancer and a Phase IIb study for NASH. The decrease is primarily due to the wrap up of the Phase III study of Piclidenoson for the treatment of psoriasis in 2022. We expect that the research and development expenses will increase through 2023 and beyond.

General and administrative expenses

General and administrative expenses were $3.14 million for the year ended December 31, 2022 a decrease of $0.70 million, or 18%, compared to $3.84 million for the year ended December 31, 2021. The decrease is primarily due to the decrease in professional services and public and investor relations expenses. We expect that general and administrative expenses will remain at the same level through 2023.

Financial income (expenses), net

Financial income (expense), net for the year ended December 31, 2022 aggregated $(0.07) million compared to financial expense, net of $0.23 for the year ended December 31, 2021. The decrease in financial expense, net was mainly due to increase in the revaluation of our short-term investment.

Comparison of the Year Ended December 31, 2021 to Year Ended December 31, 2020

Revenues

Revenues for the year ended December 31, 2021 were $0.85 million, an increase of $0.09 million, or 12%, compared to $0.76 million for the year ended December 31, 2020. The increase in revenues was mainly due to the recognition a portion of advance payments received under Ewopharma distribution agreement entered in 2021 which was set off by recognition of a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2022, we had approximately $3 million in cash and cash equivalents and $5 million in short-term deposits. We have invested most of our available cash funds in ongoing cash accounts and short-term deposits. In January 2023, we raised approximately $7.5 million in gross proceeds (approximately $6.7 million net of issuance costs) from a registered direct offering and a concurrent private placement.

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

Net cash used in operating activities was $10.8 million for the year ended December 31, 2022, compared with net cash used in operating activities of $9.85 million and $12.0 million for the years ended December 31, 2021 and 2020, respectively. The $0.95 million increase in the net cash used in operating activities during 2022, compared to 2021, was primarily the result of $2.4 million decrease in net loss offset by a $2.2 million change in deferred revenues, $0.7 million change in other accounts payable and a $0.4 million change in prepaid expenses and other current assets. The $2.15 million decrease in the net cash used in operating activities during 2021, compared to 2020, was primarily the result of $1.8 million decrease in net loss, $1.95 million change in trade payables, $1.7 million change in deferred revenues and $0.8 million change in other accounts payable, which were offset by a decrease of $4.1 million in prepaid expenses and other current assets.

Net cash provided by investing activities for the year ended December 31, 2022 was $9.5 million compared to net cash used in investing activities of $14.5 million and $0.03 million for the years ended December 31, 2021 and December 31, 2020, respectively. Net cash provided by investing activities for the year ended December 31, 2022 was primarily from withdrawal from short term deposit while in net cash used in investing activities for the year ended December 31, 2021 was primarily from investment in short term deposit.

There was no net cash provided by financing activities for the year ended December 31, 2022, compared to $20.4 million for the year ended December 31, 2021 and $17.7 million of net cash provided by financing activities for the year ended December 31, 2020. The decrease in net cash provided by financing activities during 2022 compared to 2021 was due to decrease in issuance of shares and warrants, net of issuance expenses during 2022.

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

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2022:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	567,709	567,709	-	-	-
Leiden University milestones(1)	31,995	10,665	21,330	-	-
Car lease obligations	71,547	53,716	17,831	-	-
Total	671,251	632,090	39,161	-	-

(1)	The obligations above do not include a potential milestone payment of €50,000 upon the initiation of a Phase I study, €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2022.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Ilan Cohn, Ph.D.	67	Chairman of the Board

Pnina Fishman, Ph.D.	74	Chief Executive Officer, Director

Motti Farbstein	59	Chief Operating and Financial Officer

Sari Fishman, Ph.D.	51	VP of Business Development

Guy Regev(1)(2)(3)(4)(5)	53	Director

Abraham Sartani, M.D.(4)	76	Director

Yoseph Bornstein(1)(2)	65	Director

Yaacov Goldman (1)(2)(3)(4)(5)	67	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

(5)	Independent Director under the NYSE American rules

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and a founding partner at the patent attorney firm Cohn, de Vries, Stadler & Co. since December 2020. Previously, Dr. Cohen was a senior partner at Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 serves as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011 and until control was transferred. Dr. Cohn is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C. Management Ltd, RedDress Medical Ltd. and Feelter Sales Tools Ltd. Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite and has served as our Chief Executive Officer and served on our Board of Directors since September 2005. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Eye-Fite Ltd. and Ultratrend. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

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

Sari Fishman, Ph.D. Sari Fishman, Ph.D. has served as our Director Clinical Affairs from 2004 to 2014, Director of Business Development from 2014 to 2017 and since 2017 serves as VP of Business Development. Dr. Fishman gained her Ph.D. at the Bar-Ilan University, Ramat-Gan, Israel. Dr. Sari Fishman is the daughter of Pnina Fishman, our Chief Executive Officer.

Abraham Sartani, M.D. Abraham Sartani has served on our Board of Directors since 2001. Dr. Sartani has over 30 years of experience in the pharmaceuticals industry and currently acts as a consultant to pharmaceutical and medical device companies. Dr. Sartani is a member of a number of scientific and management societies and the author or co-author of numerous publications and patents in the urology, pain treatment and hypertension fields. Dr. Sartani previously served on the Board of Directors of Akkadeas Pharma Srl (formerly Arkadia Pharma) and was a co-founder. From 1985 until 2008, Dr. Sartani was the Vice-President of R&D and Licensing and Group coordinator of B&D of Recordati, a European specialty pharmaceutical company. Prior to joining Recordati, from 1980 until 1985, Dr. Sartani was employed at Farmitalia-Carlo Erba, serving in a number of capacities, including as the Medical Director for Europe. Currently, Dr. Sartani is a member of the board of directors of BLV Pharma Group Srl, a privately owned Italian food supplements company.

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

Yaacov Goldman. Yaacov Goldman has served as external director since August 2017. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman also serves as a director of Avgol Industries 1953 Ltd., Mivne Real Estate (K.D) Ltd., Prashkovsky Investments and Construction Ltd., Wearable Devices Ltd., and until May 2022, Fattal Propoerties (Europe). Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2022, in addition to the seven members of the Board of Directors (including the Company’s Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 9 persons	1,760	*

*	This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2022.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Chief Executive Officer	445	(1)	182	84	17	728

Motti Farbstein Chief Financial Officer	298	(2)	99	57	17	471

Sari Fishman VP Business Development	231	(2)	75	45	19	370

Yaacov Goldman External Director	41	(3)	-	5	-	46

Guy Regev External Director	41	(3)	-	5	-	46

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2022 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 53,155 or $15,105 (based on the exchange rate reported by the Bank of Israel on December 31, 2022), and payment of NIS 3,552 or $1,009 (based on the exchange rate reported by the Bank of Israel on December 31, 2022) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 124,614 or $35,412 (based on the exchange rate reported by the Bank of Israel on December 31, 2022) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 8,600,000 ordinary shares, of which (i) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $1.01 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), fully vested as of the date of this Annual Report, (ii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.66 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over three years commencing January 7, 2019, and expire on January 7, 2029, (iii) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing May 27, 2020, and expire on May 27, 2030, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing April 13, 2021, and expire on April 13, 2031 and (v) 3,000,000 options to purchase 3,000,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing September 5, 2022, and expire on September 4, 2032.

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

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report , Mr. Farbstein has outstanding options to purchase an aggregate of 4,974,000 ordinary shares, of which (i) 100,000 options are exercisable into 4,000 ordinary shares at an exercise price of NIS 8.15 per option or $2.31 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022) are fully vested, and expired on March 20, 2023, (iii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.31 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing March 19, 2015, and expire on March 18, 2025, (iv) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.22 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing February 18, 2016 and expire on February 18, 2026, (v) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.71 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing December 28, 2017 and expire on December 28, 2027, (vi) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.66 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing January 7, 2019 and expire on January 7, 2029, (vii) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing May 27, 2020 and expire on May 27, 2030, (viii) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing April 13, 2021 and expire on April 14, 2031; and (x) 2,000,000 options to purchase 2,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2022), vesting on a quarterly basis over four years commencing July 7, 2022 and expire on July 6, 2032.

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

Cohn, De Vries, Stadler& Co.: Cohn, De Vriew, Stadler & Co. of which Ilan Cohn, Ph.D. is a partner provides intellectual property services to us in the ordinary course of business. Previously, Dr. Cohn was a partner with Reinhold Cohn and Partners that provided intellectual property services to us in the ordinary course of business.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025.

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

Approval of Related Party Transactions under the Israeli Companies Law

Fiduciary duties of the office holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

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

We comply with the requirement of the Israeli Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure. Our current internal auditor is Brightman Almagor Zohar & Co. (A Firm in the Deloitte Global Network).

D. Employees.

As of December 31, 2022, we had eight employees, three of whom were employed in management and administration, four of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 30, 2023 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 1,224,837,393 ordinary shares outstanding as of March 30, 2023 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 30, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Ilan Cohn, Ph.D.	594,067	(1)	**
Pnina Fishman, Ph.D.	4,363,433	(2)	**
Motti Farbstein	2,346,133	(3)	**
Sari Fishman, Ph.D.	2,181,250	(4)	**
Guy Regev	494,740	(5)	**
Abraham Sartani, M.D.	460,500	(6)	**
Yaacov Goldman	460,500	(7)	**
Yoseph Borenstein	262,500	(8)	**
Senior Management and Directors as a group (8 persons)	11,163,123		1.0

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2022.

**	Denotes less than 1%

(1)	Represents (i) 133,567 ordinary shares, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.83 per option and expire on November 8, 2027, and (iii) 412,500 options to purchase 412,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030. Excludes 187,500 options to purchase 187,500 ordinary shares that vest in more than 60 days from March 30, 2023.

(2)	Represents (i) 263,433 ordinary shares, (ii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $1.01 per option and expire on October 22, 2025, (iii) 400,000 options to purchase 400,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.66 per option and expire on January 7, 2029, (iv) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030; (v) 1,250,000 options to purchase 1,250,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; and (vi) 375,000 options to purchase 375,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on September 5, 2032. Excludes 4,500,000 options to purchase 4,500,000 ordinary shares that vest in more than 60 days from March 30, 2023.

(3)	Represents (i) 1,133 ordinary shares, (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.30 per option and expire on March 18, 2025, (iii) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.22 per option and expire on February 18, 2026, (iv) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.71 per option and expire on December 28, 2027, (v) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.66 per option and expire on January 7, 2029, and (vi) 750,000 options to purchase 750,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030; (vii) 750,000 options to purchase 750,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; and (viii) 375,000 options to purchase 375,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on July 16, 2032. Excludes 2,625,000 options to purchase 2,625,000 ordinary shares that vest in more than 60 days from March 30, 2023.

(4)

Represents (i) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.49 per option and expire on March 18, 2025, (ii) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.22 per option and expire on February 18, 2026, (iii) 80,000 options to purchase 80,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.04 per option and expire on March 30, 2027, (iv) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.71 per option and expire on December 30, 2027, (v) 120,000 options to purchase 120,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.66 per option and expire on January 7, 2029, (vi) 750,000 options to purchase 750,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030 and (vii) 750,000 options to purchase 750,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; and (viii) 281,250 options to purchase 281,250 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on July 16, 2032. Excludes 2,218,750 options to purchase 2,218,750 ordinary shares that vest in more than 60 days from March 30, 2023.

(5)	Represents (i) 24,240 ordinary shares, (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 15.0 per option or $4.26 per option and expire on May 2, 2023, (iii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.83 per option and expire on December 28, 2027, and (iv) 412,500 options to purchase 412,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030. Excludes 187,500 options to purchase 187,500 ordinary shares that vest in more than 60 days from March 30, 2023.

(6)	Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.83 per option and expire on November 8, 2027, and (ii) 412,500 options are exercisable into 412,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030. Excludes 187,500 options to purchase 187,500 ordinary shares that vest in more than 60 days from March 30, 2023.

(7)	Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.83 per option and expire on November 8, 2027, (ii) 412,500 options to purchase 412,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030. Excludes 187,500 options to purchase 187,500 ordinary shares that vest in more than 60 days from March 30, 2023.

(8)	Represents 262,500 options to purchase 262,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 22, 2031. Excludes 337,500 options to purchase 337,500 ordinary shares that vest in more than 60 days from March 30, 2023.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 300 ordinary shares. As of March 26, 2023, BNY held 836,144,820 ordinary shares representing approximately 68% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 10 of our consolidated financial statements, included elsewhere in this Annual Report on Form 20-F.

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

As of December 31, 2022, options to purchase an aggregate of 27,002,200 ordinary shares, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, no par value. There are no options to purchase ordinary shares available to be granted under the 2003 Plan. As of December 31, 2022, 25,200 options to purchase 25,200 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of March 30, 2023, 250,000 options to purchase 10,000 ordinary shares were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 0.25 and NIS 12 per ordinary share, no par value. As of December 31, 2022, options to purchase up to 8,023,000 ordinary shares were available to be granted under the 2013 Plan. As of December 31, 2022, 26,977,000 options to purchase 26,977,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of March 30, 2023, options to purchase 12,655,125 ordinary shares were fully vested.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 30, 2023. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect since January 1, 2022. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2022, 2021 and 2020, Ms. Harpaz received salary, bonus and benefits totaling approximately $278,000, $262,000 and $229,000, respectively. During fiscal years 2022, 2021 and 2020, we awarded to Ms. Harpaz options to purchase 1,250,000, 1,000,000 and 750,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

B. Significant Changes

See “Note 16:—Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2022.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Ordinary Shares

Our ordinary shares have been trading on the TASE under the symbol “CFBI” since October 2005.

ADSs

On October 2, 2012, our ADSs began trading OTC in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.” One ADS represents three hundred (300) ordinary shares. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for a description of the rights attaching to our ADSs. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for a description of the rights attaching to our ADSs.

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

On February 22, 2023, our shareholders approved the cancellation of the par value of our ordinary shares such that our authorized share capital is equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value. Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023; Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024; and Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017 to 23% for 2018, 2019, 2020, 2021 and 2022. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance under Amendment 132. The transfer pricing rules require that cross-border transactions between related parties (as defined in Section 85A of the Israeli Tax Ordinance) be carried out implementing an arms’ length principle based on a transfer pricing study and reported and taxed accordingly.

Law for the Encouragement of Capital Investments, 1959:

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (which was amended in August 2013). According to the reform, a flat rate tax applies to Preferred Income of companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all areas other than Development Area A (which was 7.5% from 2017 onward).

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

Tax Benefits and Grants for Research and Development

According to section 20A of the Israeli tax Ordinance, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects in the fields of industry, agriculture, transportation or energy and must be approved by the Office of the Chief Scientist, or the OCS, of the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the funding of the scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

On a yearly basis, we evaluate the applicability of the above tax deduction for research and development expenditures and, based on our evaluation, determine whether to apply to the OCS for approval of a tax deduction. There can be no assurance that any application for a tax deduction will be accepted.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if they are managed and controlled from Israel (then they are deemed as Israeli Resident).

In addition, under the U.S.-Israel Income Tax Treaty, 1995, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a ‘permanent establishment’ of the shareholder located in Israel. In either case, the sale, exchange or disposition of the shares would be subject to Israeli tax, at the applicable rate; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim tax credit IL tax paid with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

Additional taxation of high income

Section 121B of the Israeli Tax ordnance applies additional tax at a rate of 3% on individuals who produced annual income (of all sources) surpasses 698,280 ILS (for 2023).

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants, and Pre-funded Warrants by U.S. Holders (as defined below) that hold such ordinary shares, ADSs, Warrants, or Pre-funded Warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including but not limited to, (1) a bank, insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares, ADSs, Warrants, or Pre-funded Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a retirement plan or tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power or value (including by treating U.S. Holders of Warrants, Pre-funded Warrants, or other options to acquire our ordinary shares or ADSs as owning such ordinary shares or ADSs). Additionally, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences. In addition, this discussion assumes that a U.S. Holder will not be entitled to a fractional share upon the exercise of a Warrant or Pre-funded Warrant.

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

Taxation of U.S. Holders

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2022. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2023 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Tax Characterization of Pre-funded Warrants. Although the appropriate characterization of Pre-funded Warrants under the tax law is unsettled, it is likely that the Pre-funded Warrants will be treated as a class of our ordinary shares for U.S. federal income tax purposes. However, it is possible that the IRS could treat the Pre-funded Warrants as warrants to acquire our ADSs. If the Pre-funded Warrants are not treated as a class of our ordinary shares for U.S. federal income tax purposes and are instead treated as warrants to acquire our ADSs, then the U.S. federal income tax treatment of Pre-Funded Warrants generally should be the same as the treatment of Warrants as described below and the holding period of an ADS acquired pursuant to the exercise of a Pre-funded Warrant would not include the period during which the Pre-funded Warrant was held. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in our Pre-funded Warrants.

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

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Holder will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares or ADSs. If we were to pay dividends, we expect to pay such dividends in NIS with respect to the ordinary shares and in U.S. dollars with respect to ADSs. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Holder’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2023 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Adjustments with respect to Warrants and Pre-funded Warrants. The terms of the Warrants and Pre-funded Warrants provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Warrants or Pre-funded Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Warrants or Pre-funded Warrants) as a result of a distribution of cash to the holders of our ordinary shares or ADSs, which is taxable to the U.S. Holders of such ordinary shares or ADSs as described under “—Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Warrants or Pre-funded Warrants received a cash distribution from us equal to the fair market value of such increased interest. U.S. Holders of Warrants and Pre-funded Warrants are urged to consult their own tax advisors on these issues.

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

Exercise or Lapse of a Warrant and Pre-funded Warrants. Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Warrant or Pre-funded Warrant for cash. An ADS acquired pursuant to the exercise of a Warrant or Pre-funded Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the Warrant or Pre-funded Warrant, increased by the amount paid to exercise the Warrant or Pre-funded Warrant. The holding period of an ADS acquired pursuant to the exercise of a Warrant generally would begin on the day after the date of exercise of the Warrant. Subject to the discussion above regarding the tax characterization of the Pre-funded Warrants, the holding period of a Pre-funded Warrant should carry over to an ADS acquired pursuant to the exercise of a Pre-funded Warrant. If a Warrant or Pre-funded Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

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

Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2022. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2023 or in any other taxable year.

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

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and the euro. Although the U.S. dollar is our functional currency, a portion of our expenses are denominated in both NIS and euro and currently all of our revenues are denominated in dollars. Our U.S. dollar and euro expenses consist principally of payments made to sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities, Our NIS expenses consist principally of salary related payments. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the U.S. dollar fluctuates significantly against either the NIS or the euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

ITEM 12. Description of Securities Other Than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as Depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent three hundred (300) ordinary shares (or a right to receive three hundred (300) ordinary shares) deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2022. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2022.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2022	2021
Services Rendered	(USD in thousands)
Audit (1)	143	135
Audit related services (2)	-	21
Tax	-	10
All other fees	-	-
Total	143	166

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

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

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd *

2.1	Description of Securities Registered under Section 12 (2)

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (3)

4.1	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (4)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (4)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (4)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (4)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (5)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (4)

4.7	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (4)

4.8	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (5)

4.9	Compensation Policy of Can-Fite BioPharma Ltd. (24)

4.10	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (5)†

4.11	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on September 21, 2015 (6)

4.12	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on October 15, 2015 (6)

4.13	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (7)†

4.14	Form of Securities Purchase Agreement dated as of January 18, 2017 between Can-Fite BioPharma Ltd. and the investors listed therein (8)

4.15	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on March 13, 2018 (10)

4.16	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 23, 2019 (11)

4.17	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 4, 2019 (12)

4.18	Form of Securities Purchase Agreement dated as of May 20, 2019 between Can-Fite BioPharma Ltd. and the investors listed therein (13)

4.19	Form of Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (13)

4.20	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (14)

4.21	Agreement between Can-Fite BioPharma Ltd. and Capital Point Ltd. dated as of October 7, 2019 (15)†

4.22	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (16)

4.23	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (16)

4.24	Form of Securities Purchase Agreement dated as of February 10, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (17)

4.25	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.26	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.27	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (17)

4.28	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.29	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.30	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.31	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.32	Form of Securities Purchase Agreement dated as of June 10, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (18)

4.33	Form of Securities Purchase Agreement dated as of July 5, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (19)

4.34	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.35	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.36	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (18)

4.37	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (19)

4.38	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein (20)

4.39	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.40	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.41	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (20)

4.42	Form of Warrant Exercise Agreement issued by Can-Fite BioPharma Ltd. on December 23, 2021 (21)

4.43	Form of Private Placement Warrants issued by Can-Fite BioPharma Ltd. on December 23, 2021 (21)

4.44	Form of Registered Direct Offering Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (23)

4.45	Form of PIPE Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (23)

4.46	Form of Registered Direct Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (23)

4.47	Form of Series A and Series B Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (23)

4.48	Form of Private Placement Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (23)

4.49	Form of Registration Rights Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (23)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (22)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm*

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 13, 2020.
(2)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2020.
(3)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(4)	Incorporated herein by reference to Amendment No. 1 to the Draft Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(5)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(6)	Incorporated herein by reference to Registration Statement on Form F-3 filed with the SEC on January 19, 2016.
(7)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.
(8)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 20, 2017.
(9)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 30, 2017.
(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on August 8, 2018.
(11)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.
(12)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.
(13)	Incorporated herein by reference to Current Report on Form 6-K filed with the SEC on May 22, 2019.
(14)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.
(15)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on October 18, 2019.
(16)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 10, 2020.
(17)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on February 12, 2020.
(18)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on June 12, 2020.
(19)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on July 8, 2020.
(20)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on August 16, 2021.
(21)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on December 23, 2021.
(22)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 24, 2022.
(23)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 13, 2023.
(24)	Incorporated herein by reference to the Current Report on Form 6-K filed with the SEC on January 13, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 30, 2023	By:	/s/ Pnina Fishman, Ph.D.
Pnina Fishman, Ph.D.
Chief Executive Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CAN-FITE BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Can-Fite Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. Management has concluded that, based on its current projections and plans, the Company will be able to satisfy its liquidity requirements for more than one year from the date these financial statements were issued.

We identified the assessment of liquidity and the Company’s ability to continue as a going concern as a critical audit matter due to the subjective judgments required of management to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, testing the reasonableness of forecasted research and development costs, comparison of prior period forecasts to actual results, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, and considering positive and negative evidence impacting management’s forecasts. In addition we assessed the adequacy of the company’s liquidity and capital resources disclosures included in note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY& KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 30, 2023

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,978	$4,390
Short-term deposits		5,001	14,512
Prepaid expenses, and other current assets	3	1,170	929
Short-term investment	4	8	237

Total current assets		9,157	20,068

NON-CURRENT ASSETS:
Operating lease right of use assets	11	84	138
Property, plant and equipment, net	5	42	47

Total non-current assets		126	185

Total assets		$9,283	$20,253

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$896	$954
Current maturity of operating lease liability	12	48	53
Deferred revenues	8	783	818
Other accounts payable	6	775	905

Total current liabilities		2,502	2,730

NON-CURRENT LIABILITIES:
Long-term operating lease liability	12	14	71
Deferred revenues	8	2,295	3,070

Total non-current liabilities		2,309	3,141

CONTIGENT LIABILITIES AND COMMITMENTS	9

SHAREHOLDERS’ EQUITY:	10
Ordinary shares of no par value - Authorized: 5,000,000,000 shares at December 31, 2022 and 2021; Issued and outstanding: 815,746,293 shares as of December 31, 2022 and 2021		-	-
Additional paid-in capital		154,192	153,929
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(150,847)	(140,674)

Total shareholders’ equity		4,472	14,382

Total liabilities and shareholders’ equity		$9,283	$20,253

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
	Note	2022	2021	2020

Revenues	8	$810	$853	$763

Research and development expenses		(7,763)	(9,850)	(11,951)
General and administrative expenses		(3,143)	(3,845)	(2,951)

Operating loss		(10,096)	(12,842)	(14,139)

Total financial income (expense), net	13	(77)	227	(304)

Loss before taxes on income		(10,173)	(12,615)	(14,443)
Taxes on income	14	-	-	-

Net loss		$(10,173)	$(12,615)	$(14,443)

Deemed dividend		-	(2,590)	(715)

Total comprehensive loss		$(10,173)	$(15,205)	$(15,158)

Basic and diluted net loss per share		$(0.01)	$(0.03)	$(0.04)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		815,746,293	553,079,638	358,411,297

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2020	120,652,683	$-	$111,626	$1,127	$(110,311)	$2,442

Deemed dividends related to the warrants exercise	-	-	715	-	(715)	-

Issuance of share capital and warrants, net of issuance expenses of $ 3,703	341,766,780	-	17,683	-	-	17,683

Issuance of share capital	1,350,000	-	75	-	-	75

Share-based payments	-	-	317	-	-	317

Net loss	-	-	-	-	(14,443)	(14,443)

Balance as of December 31, 2020	463,769,463	$-	$130,416	$1,127	$(125,469)	$6,074

Issuance of share capital due to warrants exercise, net of issuance expenses of $ 980 (Note 10b(9), 10b(11) and 10b(12))	293,926,830		11,767	-	-	11,767

Issuance of share capital and warrants, net of issuance expenses of $ 1,307 (Note 10b(11))	57,000,000		8,690	-		8,690

Issuance of share capital in exchange for services (Note 10b(10))	1,050,000	-	68	-	-	68

dividends related to the warrants exercise (Note 10b(12))	-	-	2,590	-	(2,590)	-

Net loss	-	-	-	-	(12,615)	(12,615)

Share-based payment	-	-	398	-	-	398

Balance as of December 31, 2021	815,746,293	-	153,929	1,127	(140,674)	14,382

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2022	815,746,293	-	153,929	1,127	(140,674)	14,382

Share-based payments	-	-	263	-	-	263

Net loss	-	-	-	-	(10,173)	(10,173)

Balance as of December 31, 2022	815,746,293	-	154,192	$1,127	$(150,847)	$4,472

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net loss	$(10,173)	$(12,615)	$(14,443)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	14	14	12
Reduction in the carrying amount of operating lease right of use asset	54	55	9
Share-based payment	263	466	355
Changes in fair value of short-term investment	229	(162)	(11)
Financial expenses (income), net	113	(46)	23
Change in prepaid expenses, and other current assets	(241)	128	4,275
Decrease in operating lease liability	(62)	(63)	(8)
Increase (decrease) in trade payable	(58)	393	(1,595)
Increase (decrease) in deferred revenues	(810)	1,398	(401)
Increase (decrease) in other accounts payable	(130)	574	(279)

Net cash used in operating activities	$(10,801)	$(9,858)	$(12,063)

Cash flows from investing activities:

Purchase of property, plant and equipment	(9)	(11)	(26)
Withdrawal (investment) in short-term deposits, net	9,511	(14,500)	-

Net cash used in investing activities	9,502	(14,511)	(26)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	-	20,457	17,683

Net cash provided by financing activities	-	20,457	17,683

Exchange differences on balances of cash and cash equivalents	(113)	34	(23)

Increase (decrease) in cash and cash equivalents	(1,412)	(3,878)	5,571
Cash and cash equivalents at the beginning of the year	4,390	8,268	2,697

Cash and cash equivalents at the end of the year	2,978	4,390	8,268

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$-	$120	$29

Deemed Dividend	$-	$2,590	$715
Supplemental disclosure of cash flow information:

Cash paid during the year for interest	-	18	23

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

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 300 ordinary shares of the Company.

b.	During the year ended December 31, 2022, the Company incurred net losses of $ 10,173 and it had negative cash flows from operating activities in the amount of $ 10,801.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement a cost reduction measures and may be required to delay part of its development programs.

During January 2023, subsequent to the balance sheet date, the Company raised $ 6,808 net of direct issuance costs for the issuance of its ordinary shares, pre-funded warrants and warrants exercisable into its ordinary shares. See also Note 15.

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

c.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manage its business in one operating segment which is the research and development of the Company’s drug candidates.

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters.” All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of comprehensive loss as financial income or expenses, as appropriate.

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

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2022 and 2021, the Company’s bank deposits are denominated mainly in U.S. dollars and bears yearly interest at weighted average rates of 5.79% and 0.53%. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Prepaid expenses, and other current assets:

Prepaid expenses are composed mainly from prepayments to suppliers and from active pharmaceutical ingredients and clinical trial drug-capsules which are expensed when designate to a clinical trial and no longer have an alternative future use.

g.	Operating lease:

In accordance with ASU No. 2016-02, “Leases (Topic 842)”, the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease.

ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%	Mainly %

Laboratory equipment	10	10

Computers, office furniture and equipment	6 - 33	33

i.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2022, and 2021, no impairment indicators have been identified.

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

The Company generates revenues from supply and distribution agreements. The consideration under these agreements comprises of upfront fees, milestone payments and potential royalty payments.

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

The Company’s contracts also include development milestones payments and future sales-based royalties. Development milestones payments are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with those milestones is subsequently resolved. As such sales based royalties are recognized only when the subsequent sale occurs. As of December 31, 2022, the Company has not yet received the required regulatory approvals for its products and has not yet recognized any sales-based royalties.

The prepayments terms from the Company’s contracts with customers do not include a significant financing component as the primary purpose of these payments is not to receive financing from the customers.

Revenue Recognition – Contract Balances

Contract liabilities, due to the upfront payments, include amounts received from customers for which revenue has not yet been recognized. As of December 31, 2022 and December 31, 2021 contract liabilities amounted to $3,078 and $3,888, respectively and are presented under deferred revenues. During the year ended December 31, 2022, the Company recognized revenues in the amount of $810 which have been included in the contract liabilities at December 31, 2021.

Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2022	2021	2020

Cipher Pharmaceuticals (Canada)	11%	12%	20%
Chong Kun Dang Pharmaceuticals Corp. (South Korea)	25%	24%	45%
Gebro Holding GmbH (Austria)	18%	23%	35%
Ewopharma AG (Switzerland)	46%	41%	-

Total	100%	100%	100%

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

The carrying amounts of cash and cash equivalents, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The Company has an investment in marketable equity security classified within level 1 in the fair value hierarchy.

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

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2022, and 2021, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

o.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expense for the year ended December 31, 2022, 2021 and 2020 amounted to $51, $53 and $46, respectively.

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

The Company estimates the fair value of share options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price, volatility, early exercise factor and the expected option term. Expected volatility was calculated based upon historical volatility of the Company and early exercise factor was calculated based statistical studies in the U.S. market. The risk-free interest rate is based on the yield from Israeli Government bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2022, and 2021, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2022, and 2021, no liability for unrecognized tax benefits was recorded.

r.	Ordinary share and warrants classification and measurement:

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

All outstanding share options and warrants for the years ended December 31, 2022, 2021 and 2020 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2022	2021	2020

Options	27,002,200	18,422,700	11,923,400
Warrants	375,197,640	377,947,640	228,192,286

Total	402,199,840	396,370,340	240,115,686

t.	Recently adopted and recently issued accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The Company adopted this standard effective January 1, 2022. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company’s adopted the standard effective January 1, 2022. Adoption of the new standard did not have a material impact on the financial statements.

NOTE 3:-  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2021

Government authorities	$47	$48
Prepaid expenses and others	$1,123	$881

	$1,170	$929

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 4:- SHORT-TERM INVESTMENT

As of December 31, 2022 and 2021, the Company holds 5,947 shares of Mawson Infrastructure Group Inc. a public traded company on the NASDAQ Capital Market, which as of such dates represents less than 5 percent of Mawson Infrastructure Group Inc.’s outstanding shares, respectively. The investments in marketable equity securities are measured at fair value with the related gains and losses, including unrealized, recognized in finance income (expenses), net. Refer to note 12 for financial expenses incurred in 2022.

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2022	2021
Cost:

Laboratory equipment	$62	$62
Computers, office furniture and equipment	215	206
Leasehold improvements	13	13

	290	281
Accumulated depreciation:

Laboratory equipment	42	35
Computers, office furniture and equipment	196	190
Leasehold improvements	10	9

	248	234

Property and equipment, net	$42	$47

Depreciation expenses for the year ended December 31, 2022, 2021 and 2020 amounted to $14, $14 and $12, respectively.

NOTE 6:- OTHER ACCOUNTS PAYABLE

	December 31,
	2022	2021

Employees and payroll accruals	$492	$603
Accrued expenses	283	302

	$775	$905

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2022
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$8	$8	$-	$-

	December 31, 2021
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$237	$237	$-	$-

NOTE 8:- REVENUES

Cipher Pharmaceuticals

In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of $1,292 (1,650 thousand Canadian Dollar) to the Company in March 2015. In addition, the agreement provides that additional payments of up to 2,000 thousand Canadian Dollar will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

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

As of December 31, 2022, the Company estimates that such services will be completed by March 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- REVENUES (Cont.)

Chong Kun Dang Pharmaceuticals Corp.

In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. (“CKD”). As part of the distribution agreement, CKD will have exclusive rights to distribute Namodenoson for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals. On February 25, 2019, distribution agreement with CKD was amended to expand the exclusive right to distribute Namodenoson for the treatment of NASH in addition to liver cancer in South Korea.

According to the distribution agreement, the Company is entitled to receive an amounts of up to $ 3,000 in upfront and milestone payments payable with respect to the liver cancer indication and additional $ 6,000 in upfront and milestone payments payable with respect to NASH indication. In addition, the Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch at a cost plus 10% basis or 23% of net sales of Namodenoson following commercial launch in South Korea.

Under the agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals and shall use commercially reasonable efforts in conducting such activities.

As of December 31, 2022, the Company received an amount of $ 1,500 for up-front payment and additional $ 500 for achieved milestone.

As of December 31, 2022, the Company estimates that such services will be completed by December 31, 2025 and therefore revenues from such up-front payment are recognized over such period.

Gebro Holding GmBH

On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to € 1,500 thousand upon execution of the agreement. In addition, the Company is also entitled to milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) € 300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and € 300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between € 750 thousand and € 1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between € 300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson.

As of December 31, 2022, the Company received an amount of € 1,500 thousand (approximately $ 1,850) for up-front payment and additional € 600 thousand (approximately $ 720) for achieved milestone.

As of December 31, 2022, the Company estimates that such services will be completed by March 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- REVENUES (Cont.)

CMS Medical Venture Investment Limited

On August 6, 2018, the Company entered into a License, Collaboration and Distribution Agreement with CMS Medical Venture Investment Limited (“CMS Medical”) for the commercialization of Piclidenoson for the treatment of rheumatoid arthritis, psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan).

Under the License, Collaboration and Distribution Agreement, the Company is entitled to receive an up-front amount of $ 2,000 upon execution of the agreement. In addition, the Company is also entitle to received an amount of up to $ 14,000 for milestone payments upon achieving certain regulatory milestones and up to $ 58,500 for milestone payments upon achieving certain sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing of Piclidenoson and Namodenoson.

As of December 31, 2022, the Company received an amount of $ 2,000 for up-front payment which was previously recognized in revenues.

Kyongbo Pharm Co., Ltd.

On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals.

Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total a payment of $ 750 for access to information and clinical study data. In addition, the Company will be also entitle to additional payments of up to $ 3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch.

In 2019, the Company received an amount of $ 750 for up-front payment which recognized as revenues upon the Company providing access to information and clinical study data.

Ewopharma

On March 16, 2021, the Company signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, hepatocellular carcinoma (HCC) the most common form of liver cancer and non-alcoholic steatohepatitis (NASH). Under the terms of the distribution agreement, Ewopharma paid Can-Fite non-refundable upfront payment in an amount of $ 2,250 and is entitled to up to an additional $ 40,450 payable upon the achievement of regulatory and sales milestones and 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that Can-Fite may identify for its drug candidates.

As of December 31, 2022, the Company received an amount of $ 2,250 for up-front payment.

As of December 31, 2022, the Company estimates that such services will be completed by March 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 8:- REVENUES (Cont.)

Vetbiolix

On June 28, 2021, the Company announced it signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. According to the agreement, the Company will grant Vetbiolix an exclusive option to purchase its license of Piclidenoson in the veterinary osteoarthritis market for two years from the signature date, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite a non-refundable upfront payment in an amount of Euro 250, additional milestones payment equal to 30% upon each upfront payment received from sublicensee and 15%-40% royalties on net sales upon regulatory approval for veterinary use.

As of December 31, 2022, the Company did not received payment related to such agreement.

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

As of December 31 2022, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	On February 22, 2023, subsequent to the balance sheet date, the Company’s shareholders meeting approved to change the Company’s ordinary shares par value from NIS 0.25 per share to no par value. All par value data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	Issue of shares and warrants and changes in equity:

1.

On January 9, 2020, the Company entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, represented by ADSs, pursuant to which the Holders exercised in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares having exercise prices ranging from $0.43 to $2.625 per ordinary share issued by the Company, at a reduced exercise price of $0.10 per share, for gross proceeds to the Company of approximately $2,400, prior to deducting placement agent fees and estimated offering expenses.

Under the Exercise Agreements, the Company issued to the warrant holders new unregistered warrants to purchase up to 22,278,540 ordinary shares for an exercise price of $ 0.11 per shares (the “Private Placement Warrants”). The placement agent in the offering also received compensation warrants exercisable for up to 1,559,498 Ordinary share The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $ 0.11 per ordinary share, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

2.

On February 12, 2020, the Company completed a public offering with certain institutional investors pursuant to which the Company issued and sold (i) 54,750,000 units, each unit consisting of one Ordinary share, and one warrant to purchase one Ordinary share, at a price of $ 0.05 per unit, and (ii) 45,250,020 pre-funded units each pre-funded unit consisting of one pre-funded warrant to purchase one Ordinary share and one warrant, at a price of $ 0.05 per pre-funded unit.

The gross proceeds from the offering were approximately $ 5,000, prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

The placement agent in the offering also received compensation warrants exercisable for up to 7,500,000 Ordinary share at an exercise price of $ 0.0625 per Ordinary share expiring on February 10, 2025.

3.	On March 9, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 20,250,000 ordinary shares, at a price of $0.05 per ordinary share for gross proceeds of $1,012.

4.	On April 28, 2020, a special meeting of shareholders of the Company approved to increase Company’s authorized share capital to 1,000,000,000 ordinary shares of no par value each and on June 7, 2021, a special meeting of shareholders of the Company approved to increase Company’s authorized share capital to 5,000,000,000 ordinary shares of no par value each.

5.	In April and May, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 31,000,020 ordinary shares, at a price of $0.05 per Ordinary share for gross proceeds of $1,550.

6.

On June 12, 2020, the Company completed a registered direct offering with certain institutional and accredited investors pursuant to which it sold 117,073,200 ordinary shares at a purchase price of $0.07 per Ordinary share for aggregate gross proceeds of approximately $8,000 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a concurrent private placement the investors received unregistered warrants to purchase up to an aggregate of 58,536,600 ordinary shares. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $0.08 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ordinary shares sold in the offering (or warrants to purchase up to an aggregate of 8,780,490 Ordinary share), at an exercise price of $0.08 per ordinary share and a term expiring four and a half years from the date of issuance.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

7.

On July 8, 2020, the Company completed a registered direct offering with certain institutional and accredited investors pursuant to which it sold an aggregate of 51,165,000 Ordinary share at a purchase price of $0.06 per Ordinary share for aggregate gross proceeds of approximately $ 3,400 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a concurrent private placement, the investors received unregistered warrants to purchase up to an aggregate of 25,582,500 Ordinary share. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $0.08 per Ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 3,837,390 Ordinary shares), at an exercise price of $0.08 per Ordinary share and a term expiring.

8.	In December 2020, the Company issued 1,350,000 of its ordinary shares to a consultant in exchange for his services.

9.	In February and March 2021, the Company issued 50,926,830 ordinary shares in exchange for exercise of warrants. Total consideration received by the Company was $ 2,744.

10.	In March 2021, the Company issued 1,050,000 of its ordinary shares to certain consultants in exchange for their services with fair value of $ 68.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

11.

On August 16, 2021, the Company completed a registered direct offering with an institutional investor pursuant to which it sold (i) 57,000,000 ordinary shares, and (ii) a pre-funded warrant to purchase 93,000,000 ordinary shares at an offering price of $0.07 per Ordinary share and $0.06 per pre-funded warrant, for aggregate gross proceeds of approximately $10,000 (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Company has also sold to the investor, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 150,000,000 Ordinary shares. The warrants have an exercise price of $ 0.07 per Ordinary share and are exercisable at any time upon issuance and will expire three years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants.

During the year ended December 31, 2021, the Company received a total of $ 9,997 and issued 57,000,000 ordinary shares and 93,000,000 ordinary shares following the exercise of the pre-funded warrants (issuance expenses were $1,307).

The Company also paid on aggregate of $700 in placement agent fees and expenses and issued 10,500,000 placement agent warrants, at an initial exercise price equal to $0.07 per Ordinary share, on substantially the same terms as the investor warrants, except that the placement agent warrants expire on the earlier of (i) the third-year anniversary of the date on which an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants becomes effective and (ii) August 11, 2026.

12.

On December 20, 2021, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with an institutional investor who is the holder of certain existing warrants to purchase Company’s ordinary shares in a registered direct offering consummated in August 2021. Pursuant to the Exercise Agreement, the holder agreed to exercise in cash its warrants to purchase up to an aggregate of 150,000,000 Ordinary Shares having an exercise price of $0.07 per Ordinary share, for gross proceeds to the Company of $10,000 prior to deducting placement agent fees and offering expenses (which amounted to $0.98 million).

Under the Exercise Agreement, the Company also agreed to issue to the holder new unregistered warrants to purchase up to 180,000,000 Ordinary Shares (the “Private Placement Warrants”). The Private Placement Warrants will be immediately exercisable, will expire five years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants, and have an exercise price of $0.07 per Ordinary share. The Company also paid $875 in placement agent fees and issued unregistered placement agent warrants to purchase 10,500,000 Ordinary shares on the same terms as the warrant.

Pursuant to the terms of the Exercise Agreements, the holder agreed to exercise the warrants while receiving a-120% warrants coverage, thereby creating a benefit to this warrant holder. As such, the Company recorded a deemed dividend in the amount of $ 2,590.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants to Purchase Common stock:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of December 31, 2022:

Issuance date	Number of outstanding Warrants	Exercise price per warrant ($)

March 2018	333,334	$1.0
January 2019	223,810	$0.65
April 2019	492,308	$0.43
May 2019	47,250,000	$0.13
January 2020	23,838,038	$0.12
February 2020	11,250,000	$0.05
June 2020	61,390,260	$0.08
July 2020	29,419,890	$0.08
August 2021	10,500,000	$0.07
December 2021	190,500,000	$0.07

	375,197,640

As of December 31, 2022 and 2021, all of the Company’s outstanding warrants are classified as equity instruments.

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS

a.	Share options plan:

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

Under the Company’s 2013 Plan, in July 2022, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 35,000,000. As of December 31, 2022, 8,023,000 shares available for future grant under the 2013 Plan.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

b.	Expenses recognized in the financial statements:

	Year ended December 31,
	2022	2021	2020

Research and development expenses	$137	$200	$159
General and administrative expenses	126	266	158
	263	466	317

c.	Share-based payment transactions granted by the Company:

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2022	2021	2020

Risk-free interest rate	1.41%-3.08%	1.22-1.28%	0.93-2.40%
Expected volatility	83.98%-84.26%	82.40-82.43%	65.63-78.77%
Dividend yield	0	0	0
Contractual life	10	10	9.83 - 10
Early Exercise Multiple (Suboptimal Factor)	2.5-3	3	2.5 - 3
Exercise price (NIS)	0.25	0.25-0.253	0.25 - 2.344

Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the year ended December 31, 2022 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 20221	18,422,700	0.18	8.45	-
Grants	8,750,000	0.07
Forfeited/expired	(170,500)	0.54	-

Outstanding at December 31, 2022	27,002,200	0.13	7.14	-

Vested and expected to vest at December 31, 2022	27,002,200	0.13	7.14	-

Exercisable at December 31, 2022	11,071,575	0.21	7.18	-

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2022, 2021 and 2020 was 6.96 years, 8.45 years and 6.98 years, respectively.

e.	The weighted average grant date fair value in 2022 was $0.02 and in 2021 was $0.18 and the remaining compensation costs not yet recognized as of December 31, 2022 is $230 with a weighted average period of 2.73 years to recognize these expenses.

NOTE 12- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2022	December 31, 2021
weighted average remaining lease term (years)	1.42	2.42
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2022 and 2021 were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Components of lease expense:
Operating lease cost	$54	$55

	Year ended December 31, 2022	Year ended December 31, 2021
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$54	$55

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$-	$120

Maturities of lease liabilities as of December 31, 2022 were as follows:

2023	$54
2024	$18
Total operating lease payments	$72
Less: imputed interest	$(10)
Present value of lease liability	$62

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- FINANCE INCOME (EXPENSE), NET

	Year ended December 31,
	2022	2021	2020
Finance expenses:
Bank commissions	$(16)	$(18)	$(23)
Net loss from exchange rate fluctuations	(54)	-	-
Other loss from short-term investment revaluation	(229)	-	-
Other financial expense	-	(4)	(363)

	(299)	(22)	(386)
Finance income:
Interest income on bank deposits	222	24	44
Exchange rate fluctuations	-	63	27
Other gain from short-term investment remeasurement	-	162	11

	222	249	82

Total financial income (expenses), net	$(77)	$227	$(304)

NOTE 14:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2022, 2021 and 2020 was 23%.

Law for the Encouragement of Capital Investments, 1959:

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011 (which was amended in August 2013). According to the reform, a flat rate tax applies to Preferred Income of companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 16% for all areas other than Development Area A (which was 7.5% from 2017 onward).

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

b.	Final tax assessments:

The Company received final tax assessments through 2017.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2022, the Company had carryforward losses amounting to approximately $ 157,106.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carry forward	$25,137	$26,348
Temporary differences mainly relating to Research and Development	1,376	2,285

Deferred tax asset before valuation allowance	26,513	28,633
Valuation allowance	(26,513)	(28,633)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes and the company’s preferred enterprise tax rate.

NOTE 15:- TRANSACTIONS WITH RELATED PARTIES

The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $218, $241 and $252 in 2022, 2021 and 2020, respectively, which were recorded under research and development expenses within Company’s consolidated statements of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 16:- SUBSEQUENT EVENTS

1.	On January 11, 2023, the Company entered into a securities purchase agreement (the “RD Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Direct Offering”) an aggregate of 90,000,000 ordinary shares for a purchase price of $ 0.018 per share (the “RD Shares”) and pre-funded warrants to purchase up to 210,000,000 of the Company’s Ordinary Shares at a purchase price of $ 0.018 per share and at an immaterial exercise price (the “Pre-funded Warrants”), and, unregistered Series A warrants to purchase up to 300,000,000 Ordinary Shares for an exercise price of $ 0.02 per shares (the “Series A Warrants”), and unregistered Series B warrants to purchase up to 300,000,000 Ordinary Shares for exercise price of $ 0.018 per share (the “Series B Warrants”).

In addition, the Company entered into a securities purchase agreement (the “PIPE Purchase Agreement,” and together with the RD Purchase Agreement, the “Purchase Agreements”) pursuant to which the Company agreed to sell and issue in a concurrent private placement (the “PIPE Offering,” and together with the Registered Direct Offering, the “Offerings”) unregistered Pre-funded Warrants to purchase up to 109,091,100 of the Company’ Ordinary Shares at purchase price of $ 0.018 per share and additional immaterial exercise price per share, unregistered Series A Warrants to purchase up to 109,091,100 of the Company’s Ordinary Shares for an exercise price of $ 0.02 per share and unregistered Series B Warrants to purchase up to 109,091,100 of the Company’s Ordinary Shares for an exercise price of $ 0.018 per share.

Moreover, the Company has also issued a placement agent warrants (the “Placement Agent Warrants”) on substantially the same terms as the Series A Warrants to purchase up to 28,636,500 of the Company’s Ordinary Shares for an exercise price of $ 0.022 per share. In addition, the Company paid an aggregate of $675 thousands in placement agent fees.

The Company received total consideration of $ 6,808 net of direct issuance costs from the above mentioned issuance of shares, prefunded warrants and Series A and B warrants.

2.	The Company has also agreed to amend certain warrants to purchase up to an aggregate of 180,000,000 Ordinary shares that were issued in December 2021 to the investor in this offering and private placement by reducing the exercise prices from $ 0.067 per share to $ 0.018 per share.

3.	During January through March 2023, certain investors exercised prefunded warrants and purchased 319,091,100 of the Company’s Ordinary shares for an exercise price at an immaterial amount.