Form 20-F
period 2023-12-31
Can-Fite BioPharma Ltd.
filed 2024-03-28
CIK 1536196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Motti Farbstein
Chief Executive, Financial and Operating Officer
Tel: +972 (3) 924-1114
Fax: +972 (3) 924-9378
motti@canfite.co.il

26 Ben Gurion Street

Ramat Gan 5257346 Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): 1,359,837,393 ordinary shares are outstanding.

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

INTRODUCTION

Can-Fite is a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We are also developing specific formulations of cannabis components for the treatment of cancer, inflammatory, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2023 are translated using the rate of NIS 3.627 to $1.00, the exchange rate reported by the Bank of Israel on December 29, 2023, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2022 are translated using the rate of NIS 3.519 to $1.00, the exchange rate reported by the Bank of Israel on December 30, 2022, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2021 are translated using the rate of NIS 3.11 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2021.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to the resurgence of the COVID-19 pandemic and the Russian invasion of Ukraine;

●	risks related to not satisfying the continued listing requirements of NYSE American;

●	statements as to the impact of the political, economic and security situation in Israel on our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $7.6 million in 2023, $10.1 million in 2022, and $12.6 million in 2021. As of December 31, 2023, we had an accumulated deficit of approximately $158.5 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2023, we had cash and cash equivalents of $4.3 million and short-term deposits of $4.6 million. In January 2023, we raised approximately $7.5 million in gross proceeds (approximately $6.5 million net of issuance costs) from a registered direct offering and a concurrent private placement and subsequently in November 2023, we raised approximately $3.0 million in gross proceeds (approximately $2.61 million net of issuance costs) from a warrant repricing and exercise transaction. We believe that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the Russian invasion of Ukraine and the current war between Israel and Hamas could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

In order to receive U.S. Food and Drug Administration, or FDA, approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate thorough pre-clinical testing and thorough human clinical trials that the product candidate is safe and effective for its intended uses (e.g., treatment of a specific condition in a specific way subject to contraindications and other limitations). If the FDA, or foreign regulatory authorities, determine that data from our pre-clinical testing and clinical trials are not sufficient to support approval, the FDA, or foreign regulatory authorities, may require additional pre-clinical testing or clinical trials for our product candidates. Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our New Drug Applications, or NDA, or grant approval for a narrowly intended use that is not commercially feasible. We might not obtain regulatory approval for our drug candidates in a timely manner, if at all. Failure to obtain FDA approval of any of our drug candidates in a timely manner or at all will severely undermine our business by reducing the number of salable products and, therefore, corresponding product revenues.

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

We also intend to rely on third parties to supply the requisite materials needed for the manufacturing of our active pharmaceutical ingredients, or API. There may be a limited supply of these requisite materials. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials or to commercialize our product candidates. In particular, the any resurgence of COVID-19 globally could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. If we cannot acquire an acceptable supply of the requisite materials to produce our product candidates, we will not be able to complete pre-clinical and clinical trials delaying possible regulatory approval, and adversely impacting our ability to develop products, and will not be able to market or commercialize our product candidates, if approved.

We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

We are highly dependent on our executive officers and other key management and technical personnel. Our failure to retain our Executive Chairman and Chief Scientific Officer, Pnina Fishman, Ph.D., who has developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, and management personnel, among others, to continue the development and commercialization, if approved, of our current and future product candidates.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, UCB and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, Astrazenca, Beigene, Novartis, and Bristol-Myers Squibb. Competitors in the nonalcoholic steatohepatisi, or NASH, field (also known as metabolic dysfunction-associated steatohepatitis, or MASH)) include companies such as Gilead, Genfit, Galmed, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

If we do not adapt to or comply with new regulations, including the SEC’s newly adopted rules that would require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

Various aspects of our operations are subject to foreign, federal, state or local laws, and rules and regulations, any of which may change from time to time. We are not permitted to market our product candidates as prescription pharmaceutical products in the United States until we receive approval of a New Drug Application, or NDA, from the FDA or in any foreign countries until we receive the requisite approval from such countries. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

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

Even though we may apply for orphan drug designation for a product candidate, we may not be able to obtain orphan drug status or marketing exclusivity.

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

Our headquarters are located in Israel and we conduct operations in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including our CEO who was called up for reserve service during which time he continued to perform his main work duties and has since been released from reserve service. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we currently have five full-time employees, all of whom are located in Israel, and two external consultants, both of whom are located in the United States.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. Of the 58 clinical sites currently participating in our clinical studies, only 4 are located in Israel. Additionally, all of our manufacturing and supply of our drug candidates takes place outside of Israel. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Company’s functional and presentation currency is U.S. dollar. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2021, 2022 or 2023 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of any resurgence of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and the war between Israel and Hamas and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, including any potential resurgence thereof, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Our Ordinary Shares and ADSs

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and Israel and Hamas, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2024 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we may have been a PFIC for 2023. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2024 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the U.S. Internal Revenue Service, or IRS, will agree with our conclusion. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. In addition, if the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. shareholders to make a QEF election. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.  A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in our securities.

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

We are currently authorized to issue 5,000,000,000 ordinary shares, no par value. As of the date of this Annual Report on Form 20-F, we had 1,497,128,493 ordinary shares issued and outstanding, 316,800,000 shares in abeyance and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 1,852,010,606 ordinary shares and options to purchase 82,477,000 ordinary shares outstanding, of which options to purchase 33,623,875 ordinary shares are currently fully vested or vest within the next 60 days.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE American is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our licensees; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, any resurgence of the COVID-19 outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

ITEM 4. Information on the Company

A. History and Development of the Company

Our legal name is Can-Fite BioPharma Ltd. and our commercial name is “Can-Fite.” We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 26 Ben Gurion Street, Ramat Gan 5257346 Israel. Our telephone number is +972 (3) 924-1114.

We were founded on September 11, 1994 by Pnina Fishman, Ph.D., our Executive Chairman and Chief Scientific Officer, and Ilan Cohn, Ph.D., our member of the Board of Directors, under the name Can-Fite Technologies Ltd. On January 7, 2001, we changed our name to Can-Fite BioPharma Ltd. We completed our initial public offering in Israel in October 2005 and our ordinary shares are traded on the TASE under the symbol “CFBI.” On October 2, 2012, our ADSs began trading over the counter in the United States under the symbol “CANFY” and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

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

Our capital expenditures for the years ended December 31, 2023, 2022 and 2021 were $2,000, $9,000 and $11,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

B. Business Overview

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumor and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease. In addition, our product candidates also induce the production of positive cytokines such as granulocyte colony stimulating factor (G-CSF) and adiponectin which are responsible for the chemo-protective and liver-protective effects of the drugs on liver.

Our product candidates, CF101, CF102 and CF602, are being developed to treat oncological and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA for patients with advanced HCC who failed first line treatment. Namodenoson is also being developed for the treatment of pancreatic cancer based on pre-clinical findings showing robust anti-pancreatic tumor growth. Due to the liver protective effect of Namidenoson, it is also being developed for the treatment of NASH (also known as MASH). , CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, prostate cancer, oncological diseases, viral diseases, such as the JC virus, obesity and Lowe Syndrome.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC, NASH and pancreatic cancer to Ewopharma, for Central Eastern Europe and Switzerland.

Currently, (i) we are undertaking preparatory work for pivotal Phase III studies for Piclidenoson in the treatment of psoriasis, following meetings with the FDA & EMA, which we expect to commence in the second half of 2024 (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are conducting a Phase IIb study of Namodenoson in the treatment of NASH which is enrolling patients, (iv) we are undertaking preparatory work for Phase IIa study with Namodenoson for the treatment of pancreatic cancer, (v) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vi) we are conducting pre-clinical studies with formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. Since inception, we have incurred significant losses in connection with our research and development.

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

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDA for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/NASH and are responsible for the anti-inflammatory, anti-steatotic and anti-fibrotic effect in the liver. Most recently, pre-clinical data support Piclidenoson’s potential utilization for the treatment of Lowe Syndrome and Namodenoson’s potential utilization as an anti-obesity drug.

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

Our Strategy

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of liver, oncological and inflammatory diseases as well as erectile dysfunction. We continue to develop and test our existing pipeline, while also testing other indications for our existing drugs and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products. Our approach allows us to:

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on cancer, liver and inflammatory diseases. We intend to focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., psoriasis with respect to Piclidenoson, and HCC, NASH and pancreatic cancer with respect to Namodenoson.

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

Piclidenoson (CF101)

Piclidenoson, our lead therapeutic product candidate, is in development for the treatment of inflammatory diseases. Piclidenoson is a highly-selective, orally bioavailable small molecule synthetic drug, which targets the A3AR. Based on our clinical studies to date, we believe that Piclidenoson has a favorable safety profile and significant anti-inflammatory effects as a result of its capability to inhibit the production of inflammatory cytokines, such as TNF-α, IL-6 and IL-1, chemokines and MMPs, by modulating key proteins such as NF-kB-;and PKB/AKT. Overall, these up-stream events result in apoptosis of inflammatory cells. See Figure 1 below. Piclidenoson’s anti-inflammatory effect is mediated via the A3AR, which is highly expressed in inflammatory cells.

Figure 1: Piclidenoson anti-inflammatory mechanism of action

Psoriasis is an inflammatory hereditary disease that affects the skin. In psoriasis, immune cells move from the dermis to the epidermis, where they stimulate keratinocytes, or skin cells, to proliferate. DNA acts as an inflammatory stimulus to stimulate receptors which produce cytokines, such as IL-1, IL-6, and TNF-α, and antimicrobial peptides. These cytokines and antimicrobial peptides signal more inflammatory cells to arrive and produce further inflammation. In other words, psoriasis occurs when the immune system overreacts and mistakes the skin cells as a pathogen, and sends out faulty signals that speed up the growth cycle of skin cells. Normally, skin cells grow gradually and flake off approximately every four weeks. New skin cells grow to replace the outer layers of the skin as they shed. But in psoriasis, new skin cells move rapidly to the surface of the skin in days rather than weeks. They build up and form thick patches called plaques.

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

During 2023, we submitted a market registration plan to the EMA and FDA for Piclidenoson in the treatment of moderate to severe psoriasis. Following positive responses from the FDA and EMA for its registration plan and pivotal Phase III study protocol for Piclidenoson in the treatment of moderate to severe psoriasis, we are preparing for study initiation. In addition, we received a positive response from the FDA on a pediatric study plan for the treatment of children suffering from psoriasis with Piclidenoson. Inclusion of adolescents for the psoriasis indication is expected to broaden the market. The FDA requested two Phase III safety and efficacy studies and to harmonize the requests of the EMA and the FDA, we plan to conduct two Phase III studies in parallel, including adolescent patients which is expected to commence in the second half of 2024. Upon positive conclusion of the Phase 3 program, we plan to submit a New Drug Application (NDA) to the FDA and Marketing Authorization Plan (MAA) to the EMA.

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

Additional Developments with Piclidenoson

Lowe Syndrome

In preclinical studies, Piclidenoson has been found to be effective in Lowe Syndrome, a rare genetic disease with no treatment available, and an estimated $100 million treatment market in the U.S. alone. Lowe Syndrome usually develops in the first year of life, causing brain abnormalities associated with intellectual disabilities and a life span shortened to less than 40 years.

The discovery of Piclidenoson’s efficacy in Lowe Syndrome was made by researchers at the University of Naples Federico II and The Telethon Institute of Genetics and Medicine in Italy after testing thousands of compounds in search of a treatment. Can-Fite and Fondazione Telethon signed an agreement outlining their collaboration for the development of Piclidenoson for the treatment of Lowe Syndrome. As a rare genetic disease in dire need of a treatment, Lowe Syndrome may qualify for an accelerated approval path, we plan to move into an advanced stage clinical study in this indication.

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

In June 2021, we signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. During 2022, Vetbiolix completed dose-ranging pharmacokinetic (PK) studies in dogs and determined the optimal efficacy and safety dosage for a planned European multicentric clinical study. Piclidenoson was well tolerated, with the PK data proportional to dose. Pre-clinical studies were also conducted showing Piclidenoson has a very favorable safety profile. Based on these data, Vetbiolix is conducting a clinical study in dogs with osteoarthritis and results are expected during the second half of 2024. e.

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

NAFLD/NASH: NASH (or MASH), also called “fatty liver disease,” is a condition in which fat builds up inside the liver causing inflammation. Prior to the presence of inflammation, the disease was simply referred to as NAFLD, the most common form of liver disorder in the United States. The accumulation of macroglobular fat inside the liver causes oxidative stress that reduces the efficiency of the liver and can lead to increased liver enzymes such as alanine aminotransferase and aspartate aminotransferase. Loss of liver efficiency and oxidative stress leads to inflammation, liver cell ballooning, and the development of NASH. Prolonged inflammation results in cirrhosis (scar tissue), liver failure, or liver cancer. There are currently no drugs approved for the treatment of NASH.

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

We conducted several pre-clinical studies demonstrating robust anti-inflammatory, anti-fibrogenic and anti-steatotic effects, supporting the development of Namodenoson for the NASH indication. Furthermore, the results indicated that Namodenoson was very well-tolerated.

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

In February 2021, we announced that two patients continued to receive Namodenoson treatment from our Phase II study of HCC after nearly four years under an open label extension. Additional findings show disappearance of ascites, normal liver function and good quality of life. In one patient stable disease has been recorded with disappearance of peritoneal carcinomatosis. Namodenoson continued to demonstrate a good safety profile and was well tolerated with no severe adverse events reported. Furthermore, in December 2021, we reported that the last patient treated under the open label extension experienced a complete response and treatment is ongoing under a compassionate use program established in Romania in August 2022. Under treatment with Namodenoson, we reported that the patient survived seven years, during which time the clinical benefits of treatment have included the disappearance of ascites, normal liver function, and the disappearance of peritoneal carcinomatosis leading to complete clearance of all cancer lesions.

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

We are currently preparing for an exploratory Phase IIa study that is designed to allow treatment of patients with pancreatic carcinoma who failed first line therapy. This is a multicenter open-label trial in patients with advanced pancreatic adenocarcinoma whose disease has progressed on at least first line therapy or who refuse standard treatment. The trial will evaluate the safety, clinical activity, and pharmacokinetics (PK) of Namodenoson in this population. All patients will receive oral Namodenoson 25 mg administered twice daily for consecutive 28-day cycles. Patients will be evaluated regularly for safety. Approximately 20 evaluable patients will be enrolled. The primary objective of this trial is to characterize the safety profile of Namodenoson and the secondary objective is to evaluate the clinical activity as determined by the Objective Response Rate (ORR) using Response Evaluation Criteria in Solid Tumors (RECIST 1.1), Progression-Free Survival (PFS), Disease Control Rate (DCR), Duration of Response (DoR), and Overall Survival (OS).

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

In December 2023, we reported that new data on Namodenoson’s anti-obesity mechanism of action which demonstrated that treatment of fat cells (3T3-L1 adipocytes) with Namodenoson leads to modulation of proteins that increase adiponectin level. Adiponectin is a regulator of fat production in the cells, resulting in the inhibition of fat levels. Furthermore, Namodenoson reduced body weight in an experimental animal model of obesity induced by a high fat diet. In a Phase IIa NASH study, in patients treated with Namodenoson, a 2.1% weight loss was observed after 3 months of treatment (Safadi at Al) and a significant decrease in serum adiponectin levels was found.

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

The Distribution Agreement has an initial term of 10 years from first commercial sale of Namodenoson for the treatment of liver cancer or SL and is renewable for additional 3-year periods unless either party gives notice of termination at least 6 months prior to the then current term. The Distribution Agreement may be terminated by CKD upon 30 days prior written notice if we fail to successfully complete our ongoing Phase II clinical trial for Namodenoson and we may terminate the Distribution Agreement upon 30 days prior written notice if certain commercialization milestones are not met by CKD or certain minimum quantities of sales are not made during the contract period. In addition, either party may terminate the Distribution Agreement in the event of an uncured material breach or insolvency.

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

CMS Medical Agreement

On August 6, 2018, we entered into a License, Collaboration and Distribution Agreement with CMS for the exclusive right to develop, manufacture and commercialize Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of HCC and NASH in China (including Hong Kong, Macau and Taiwan).

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

Ewopharma Agreement

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that we may identify for its drug candidates. We will also be entitled to a transfer price for delivering finished product to Ewopharma. In January 2024, we entered into an amendment to the distribution agreement with Ewopharma to expand the distribution to include the indication of pancreatic cancer with respect to Namodenoson. To date, we have received a total of $2.25 million from Ewopharma in upfront, milestone and royalty payments.

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

For the year ended December 31, 2023, we recorded the following revenues: (i) $0.13 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.19 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; (iii) $0.08 million under the Distribution Agreement with Cipher; and (iv) $0.34 million under the Distribution Agreement with Ewopharma.

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

Patents

As of March 28, 2024, we owned or exclusively licensed (from Leiden University) 18 patent families that, collectively, contain approximately 209 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application which is currently pending in various countries around the world concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

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

Name	Position/Institutional Affiliation

Dr. Kim Papp	Head, Probity Medical Research Inc., Ontario, Canada

Dr. Salomon Stemmer	Davidoff Cancer Center, Rabin Medical Center-Beilinson Hospital, Petah Tikva and Sackler Faculty of Medicine, Tel Aviv

Dr. Scott Friedman	Dean for Therapeutic Discovery and Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York

Dr. Arun Sanyal	Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine

Dr. Rifaat Safadi	Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel

Dr. Stephen Harrison	Dr. Harrison is currently a Visiting Professor of Hepatology at the Radcliffe Department of Medicine, University of Oxford.

Dr. Ohad Etzion	Director, Department of Gastroenterology and Liver Diseases at Soroka Medical Center in Israel

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

Our technology platform is based on the finding that the A3AR is highly expressed in pathological cells, such as various tumor cell types and inflammatory cells. We believe that targeting the A3AR with synthetic and highly selective A3AR agonists, such as Piclidenoson and Namodenoson, and allosteric modulators, such as CF602, induces anti-cancer and anti-inflammatory effects. Currently, our drug candidates, Piclidenoson, Namodenoson, and CF602 are being developed to treat autoimmune inflammatory indications, oncology, and liver diseases as well as erectile dysfunction, including but not limited to psoriasis, HCC, and NASH. Preclinical studies have also indicated that our drug candidates have the potential to treat additional inflammatory diseases, such as Lowe Syndrome, Crohn’s disease, oncological diseases and viral diseases, such as the JC virus, and obesity.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, UCB, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, Astrazenca, Beigene, Novartis, and Bristol-Myers. Competitors in the NASH field include companies such as Madrigal, Gilead, Genfit, Galmed, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals.

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

Namodenoson for the Treatment of NASH (MASH)

Rates of NAFLD and NASH are increasing in the United States in concert with increasing rates of obesity and diabetes. In fact, NASH is now the third leading cause of liver transplant in the United States. It is estimated that 17-33% of Americans have fatty liver, with approximately one-third going on to develop NASH. NASH is believed to affect 2-5% of adult Americans. In March 2024, Madrigal Pharmaceuticals announced FDA approval of Rezdiffra (resmetirom) for the treatment of NASH with moderate to advanced liver fibrosis. By 2028, Vantage Market Research estimates the addressable pharmaceutical market for NASH will reach $21.9 billion in size.

Namodenoson for the Treatment of Pancreatic Cancer

Pancreatic cancer is increasing in most industrialized countries. The American Cancer Society estimates that in 2024 there will be 66,440 people in the U.S. diagnosed with pancreatic cancer. It also estimates 51,750 patients with pancreatic cancer will die in 2024. Pancreatic cancer accounts for about 3% of all cancers in the U.S. and about 8.5% of all cancer deaths. We face intense competition in the field of treating pancreatic cancer. There are dozens of startups, smaller biotech companies, big pharma, and several academic institutions and cancer centers all trying to improve the outcome for pancreatic cancer patients. There are several drugs already available and in the pipelines of pharmaceutical companies worldwide, not the least of which is the combination of the drugs of Abraxane® and gemcitabine. This is the primary FDA-approved combination of drugs for treating advanced pancreatic cancer. Recently, the FDA approved Onivyde® (Ipsen) in combination with 5FU/LV for the treatment of first-line metastatic pancreatic cancer. Onivyde® was previously approved in the second-line setting.

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

Insurance

We maintain directors’ and officers’ liability insurance with coverage of $5.0 million per claim and $5.0 million in the aggregate.

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

Governmental authorities in all major markets require that a new pharmaceutical product be approved or exempted from approval before it is marketed and have established high standards for technical appraisal which can result in an expensive and lengthy approval process. The time to obtain approval varies by country and some products are never approved. The lengthy process of conducting clinical trials, seeking approval and subsequent compliance with applicable statutes and regulations, if approval is obtained, are very costly and require the expenditure of substantial resources. These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

A summary of the United States, European Union and Israeli regulatory processes follow below.

United States

In the United States, the Public Health Service Act (IPHS) and the Federal Food, Drug, and Cosmetic Act (FDCA), as amended, and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the safety and effectiveness standards for our products and the raw materials and components used in the production of, testing, manufacture, labeling, storage, record keeping, approval, advertising and promotion of our products on a product-by-product basis.

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

Once regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with post-approval regulatory requirements, including any post-approval requirements that the FDA may have imposed as a condition of approval. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

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

CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. In addition, in December 2022, the Federal Trade Commission (FTC) released its Health Products Compliance Guidance that is intended to ensure health-related product claims, including drugs and biologics, are truthful, not misleading and supported by science. The FTC also updated its Guides Concerning the Use of Endorsements and Testimonials in Advertising that raises the growth of social media in marketing.

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

Clinical Trial Approval

Clinical trials in the EU are regulated under Regulation (EU) 536/2014 (CTR), as amended. As opposed to the previous Directive 2001/20/EC (CTD), which as an EU directive was not directly applicable in the member states, the CTR has immediate effect for the whole EU and did not have to be transposed into national law. While national laws implementing the CTD varied to a great extent, the CTR provides for a significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR became applicable on January 31, 2022. The CTR now harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (CTIS), which includes a centralized EU portal and database for clinical trials. From January 31, 2023 onwards, clinical trial sponsors need to apply to start a clinical trial via CTIS. From January 31, 2025, any trials previously approved under the CTD that continue to run after such date, will need to comply with CTR and their sponsors must have recorded the required information on such trials in CTIS. The CTR provides inter alia:

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

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/20042, as amended, request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14a Regulation (EC) No 726/2004, as amended and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for medicinal products intended for the treatment, prevention or medical diagnosis of seriously debilitating or life-threatening diseases (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data post-authorization, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies with a view to confirming that the risk-benefit balance is favorable. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances

Under Article 14(8) Regulation (EC) No 726/2004, as amended, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (for objective, verifiable reasons) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to a standard marketing authorization.

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC, as amended:

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

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the paediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1902/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA and the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

Pursuant to Regulation (EC) No 141/2000, as amended, and Regulation (EC) No. 847/2000, as amended, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and with regards to that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized E.U. marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if the marketing authorization holder has given his consent to the second applicant or the marketing authorization holder is unable to supply sufficient quantities of the product or if the competing product is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

If the MAA of a medicinal product designated as an orphan drug includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the ten-year period of market exclusivity will be extended by two additional years.

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and ten years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the ten-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity-see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009, as amended. A six-month additional extension is available in accordance with Regulation (EC) No 1901/2006 if the SPC relates to a medicinal product for children for which data has been submitted according to a Paediatric Investigation Plan (PIP). Such SPCs extend the rights under the basic patent for the drug (see below sub Patent Term Extension).

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

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC, as amended. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “basic patent means a patent which protects a product as such, a process to obtain a product or an application of a product, and which is designated by its holder for the purpose of the procedure for grant of a certificate. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

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

D. Property, Plants and Equipment

We are headquartered in Ramat Gan, Israel. We lease office space for NIS 4,000 ($1,102 based on December 31, 2023 exchange rate by Bank of Israel) per month. As of December 31, 2023, we did not have obligation to any lease payments.

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

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease. In addition, our product candidateds also induce the production of positive cytokines such as granulocyte colony stimulating factor (G-CSF) and adiponectin which are responsible for the chemo-protective and liver-protective effects of the drugs on liver

Our product candidates, CF101, CF102 and CF602, are being developed to treat oncological and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA for patients with advanced HCC. who failed first line treatment. Namodenoson is also being developed for the treatment of pancreatic cancer based on pre-clinical findings showing robust anti-pancreatic tumor growth. Due to the liver protective effect of Namidenoson, it is also being developed for the treatment of NASH (also known as MASH). CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases such as prostate cancer, viral diseases, such as the JC virus, obesity and Lowe Syndrome.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC, NASH and pancreatic cancer to Ewopharma, for Central Eastern Europe and Switzerland.

Currently, (i) we are undertaking preparatory work for pivotal Phase III studies for Piclidenoson in the treatment of psoriasis following meetings with the FDA & EMA, , which we expect to commence in the second half of 2024 (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are conducting a Phase IIb study of Namodenoson in the treatment of NASH which is enrolling patients, (iv) we are undertaking preparatory work for Phase IIa study with Namodenoson for the treatment of pancreatic cancer, (v) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vi) we are conducting pre-clinical studies with formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR. Since inception, we have incurred significant losses in connection with our research and development.

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

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDA for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/NASH and are responsible for the anti-inflammatory, anti-steatotic and anti-fibrotic effect in the liver. Most recently, pre-clinical data support Piclidenoson’s potential utilization for the treatment of Lowe Syndrome and Namodenoson’s potential utilization as an anti-obesity drug.

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

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2023, we had an accumulated deficit of approximately $158.5 million. Although we have recognized revenues in connection with our existing out-licensing agreements with, Cipher, CKD, Gebro and Ewopharma, and our historic out-licensing agreement with KD, CMS, Kyongbo and Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2023, we had approximately $4.3 million of cash and cash equivalents and $4.6 million of short-term deposits. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials. In November 2023, we raised approximately $3.0 million in gross proceeds (approximately $2.61 million net of issuance costs) from a warrant repricing transaction.

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

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and NASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. We will also be entitled to a transfer price for delivering finished product to Ewopharma. In January 2024, we entered into an amendment to the distribution agreement with Ewopharma to expand the distribution to include the indication of pancreatic cancer with respect to Namodenoson. To date, we have received a total of $2,250,000 from Ewopharma in upfront, milestone and royalty payments.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	COMFORT Phase III study in psoriasis	Commencement of pivotal Phase III studies following meetings with FDA & EMA expected in second half of 2024.

Namodenoson	Phase III in HCC	Enrolling patients
	Phase IIb study in NASH	Enrolling patients
	Phase IIa study in pancreatic cancer	Preparatory work for Phase IIa study

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2021, 2022 and 2023; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2021	2022	2023	Inception
Piclidenoson	4,041	2,790	1,471	48,058
Namodenoson	3,991	3,383	2,989	22,399
CF602	31	6	-	1,740

Other projects	-	-	-	4,129
Total gross direct project costs (1)	8,063	6,179	4,460	76,326

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2023, we have incurred research and development expenses of approximately $146.2 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Revenue from supply and distribution agreements with customers are recognized over time as we satisfy the performance obligations. We usually accept long-term upfront payment from our customers. Contract liabilities for those upfront payments are recognized as revenue over time. We have concluded that the performance obligation in the abovementioned agreements should be combined for a single performance obligation for accounting purposes.

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

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company’s adopted the standard effective January 1, 2022. Adoption of the new standard did not have a material impact on Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

Recent Offerings

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

On January 11, 2023, we sold to an institutional investor (i) 90,000,000 ordinary shares represented by 300,000 ADSs at a purchase price of $5.50 per ADS, and (ii) pre-funded warrants to Purchase up to 210,000,000 ordinary shares represented by 700,000 ADSs at an offering price of $5.499 per pre-funded warrant, in a registered direct offering. The pre-funded warrants were exercised in full. In a concurrent private placement, we also issued pre-funded warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADS, at the same purchase price as in the registered direct offering. We have also issued unregistered Series A warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs for an exercise price of $0.02 per share and Series B warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs for an exercise price of $0.018 per share. In addition, we paid an aggregate of $973,000 in placement agent fees and expenses and issued 28,636,500 ordinary shares represented by 94,455 ADSs issuable upon the exercise of placement agent warrants for an exercise price of $0.02 per share. The offerings closed on January 13, 2023.

On November 21, 2023, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 1,363,637 ADSs representing 409,091,100 ordinary shares issued in January 2023 at an exercise price of $6.00 per ADS, or the January 2023 Warrants, and (ii) 600,000 ADSs representing 180,000,000 ordinary shares issued in December 2021 at an exercise price of $5.50 per ADS, or the December 2021 Warrants and together with the January 2023 Warrants, the Existing Warrants. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 1,963,637 ADSs representing 589,091,100 ordinary shares at a reduced exercise price of $1.53 per ADS in consideration of our agreement to issue new warrants to purchase ADSs, or the New Warrants, as described below, to purchase up to an aggregate of 3,927,274 ADSs representing 1,178,182,200 ordinary shares, or the New Warrant Shares, at an exercise price of $1.75 per ADS (subject to adjustment as set forth therein). In addition, we also agreed to reduce the exercise price of certain series B warrants to purchase 1,363,637 ADSs representing 409,091,100 ordinary shares issued on January 13, 2023 and held by the Holder from $5.50 per ADS to $1.75 per ADS and extend the term of such series B warrants to twenty months from the closing date of the transactions contemplated by the Inducement Letter. We paid an aggregate of approximately $386,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 137,455 ADS on the same terms as the warrant.

A. Results of Operations

Comparison of the Year Ended December 31, 2023 to Year Ended December 31, 2022

Revenues

Revenues for the year ended December 31, 2023 were $0.74 million, a decrease of $0.07 million, or 8.6%, compared to $0.81 million for the year ended December 31, 2022. The decrease in revenues was mainly due to the recognition a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2023 were $5.98 million, a decrease of $1.78 million, or 22.9%, compared to $7.76 million for the year ended December 31, 2022. Research and development expenses for the year ended December 31, 2023 comprised primarily of expenses associated with the completion of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for NASH. The decrease is primarily due to a decrease in expenses associated with Piclidenosnon.

General and administrative expenses

General and administrative expenses were $2.95 million for the year ended December 31, 2023 a decrease of $0.19 million, or 6.05%, compared to $3.14 million for the year ended December 31, 2022. The decrease is primarily due to the decrease in directors and officer’s insurance policy premium. We expect that general and administrative expenses will remain at the same level through 2024.

Financial income (expenses), net

Financial income (expense), net for the year ended December 31, 2023 aggregated $0.56 million compared to financial expense, net of $(0.07) for the year ended December 31, 2022. The decrease in financial expense, net was mainly due to increase interest from deposits and reduction in expenses related to the revaluation of our short-term investment.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2023, we had approximately $8.9 million in cash, cash equivalents and short-term deposits, and have invested most of our available cash funds in ongoing cash accounts. Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued.

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

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide; and

●	the impact of the COVID-19 outbreak, the Russian invasion of Ukraine and the war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

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

Cash Flows

The following tables sets forth selected cash flow information for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	U.S. $ in thousands

Cash used in operating activities:	$(8,440)	$(10,801)	$(9,858)
Cash used in investing activities:	$498	$9,502	$(14,511)
Cash provided by financing activities:	$9,144	$-	$20,457
Exchange differences on balances of cash and cash equivalents	$98	$(113)	$34
	$1,300	$(1,472)	$(3,878)

Net cash used in operating activities was $8.4 million for the year ended December 31, 2023, compared with net cash used in operating activities of $10.8 million and $9.85 million for the years ended December 31, 2022 and 2021, respectively. The $2.4 million decrease in the net cash used in operating activities during 2023, compared to 2022, was primarily the result of decrease in our operating loss of approximately $2 million.

Net cash provided by investing activities for the year ended December 31, 2023 was $0.5 million compared to net cash used in investing activities of $9.5 million and $14.5 million for the years ended December 31, 2022 and December 31, 2021, respectively. The decrease in net cash provided by investing activities for the year ended December 31, 2023 compared with 2022 was primarily due to a lower maturity of a short term deposit in 2023 compared with 2022.

Net cash provided by financing activities was $9.1 million for the year ended December 31, 2023, compared to no net cash provided by financing activities for the year ended December 31, 2022 and $20.4 million of net cash provided by financing activities for the year ended December 31, 2021. The increase in net cash provided by financing activities during 2023 compared to 2022 was due to an increase in issuance of shares and warrants, net of issuance expenses during 2023.

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2023:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leiden University milestones(1)	33,181	11,060	22,121	-	-
Car lease obligations	46,101	23,520	22,581	-	-
Total	79,282	34,580	44,702	-	-

(1)	The obligations above do not include a potential milestone payment of €50,000 upon the initiation of a Phase I study, €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2023.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Pnina Fishman, Ph.D.	74	Chairman of the Board, Chief Scientific Officer

Motti Farbstein	60	Chief Executive, Financial and Operating Officer

Sari Fishman, Ph.D.	51	VP of Business Development

Ilan Cohn, Ph.D.	67	Director

Guy Regev(1)(2)(3)(4)(5)	53	Director

Abraham Sartani, M.D.(4)(5)	76	Director

Yoseph Bornstein(1)(2)(4)(5)	65	Director

Yaacov Goldman (1)(2)(3)(4)(5)	67	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

(5)	Independent Director under the NYSE American rules

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite, has served as our Chief Scientific Officer since June 2023, served on our Board of Directors since September 2005 and since June 2023 has served as the Chairman of the Can-Fite Board of Directors. Dr. Fishman also served as our Chief Executive Officer from 2005 to June 2023. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Eye-Fite Ltd. and Ultratrend. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

Motti Farbstein. Motti Farbstein has been with Can-Fite since 2003. Mr. Farbstein has served as our Chief Executive Officer since June 2023. Mr. Farbstein served as our Chief Operating Officer from August 2003 until May 2005 and from that date onwards he served as Chief Operating and Financial Officer. Mr. Farbstein also serves as a director of Eye-Fite Ltd. since July 2011. Mr. Farbstein’s past managerial experience includes seven years as Vice President of Mor Research Application, a company that managed the commercialization of the intellectual property of all hospitals and research centers affiliated with Clalit Health Services, which is the largest healthcare provider in Israel and was Israel’s first clinical CRO. Mr. Farbstein also has extensive experience in the data management of clinical trials.

Sari Fishman, Ph.D. Sari Fishman, Ph.D. has served as our Director Clinical Affairs from 2004 to 2014, Director of Business Development from 2014 to 2017 and since 2017 serves as VP of Business Development. Dr. Fishman gained her Ph.D. at the Bar-Ilan University, Ramat-Gan, Israel. Dr. Sari Fishman is the daughter of Pnina Fishman, our Chief Scientific Officer and the Chairman of our Board of Directors .

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

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and a founding partner at the patent attorney firm Cohn, de Vries, Stadler & Co. since December 2020. Previously, Dr. Cohen was a senior partner at Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and from May 2013 to June 2023 served as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011 and until control was transferred. Dr. Cohn is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C. Management Ltd, RedDress Medical Ltd. and Feelter Sales Tools Ltd. Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

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

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2023, in addition to the six members of the Board of Directors, we consider two other individuals, including our Chief Executive Officer, who is also our Chief Financial Officer, and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 8 persons	1,811	*

*	This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2023.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Executive Chairman and Chief Scientific Officer	368	(1)	246	73	16	703

Motti Farbstein Chief Executive, Financial and Operating Officer	310	(2)	96	44	17	467

Sari Fishman VP Business Development	223	(2)	101	33	16	373

Yaacov Goldman External Director	39	(3)	-	21	-	60

Guy Regev External Director	39	(3)	-	21	-	60

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2023 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 53,155 or $14,655 (based on the exchange rate reported by the Bank of Israel on December 31, 2023), and payment of NIS 3,552 or $979 (based on the exchange rate reported by the Bank of Israel on December 31, 2023) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 100,00 or $28,417 (based on the exchange rate reported by the Bank of Israel on December 31, 2022) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 16,100,000 ordinary shares, of which (i) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $0.98 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested as of the date of this Annual Report, (ii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.64 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested as of the date of this Annual Report , (iii) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.06 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing May 27, 2020, and expire on May 27, 2030, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.06 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing April 13, 2021, and expire on April 13, 2031, (v) 3,000,000 options to purchase 3,000,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.06 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing September 5, 2022, and expire on July 16, 2032, and (vi) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0261 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 3033.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Executive, Financial and Operating Officer. Mr. Farbstein’s current gross monthly salary is NIS 80,000 or $22,057 (based on the exchange rate reported by the Bank of Israel on December 31, 2023). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report , Mr. Farbstein has outstanding options to purchase an aggregate of 12,470,000 ordinary shares, of which (i) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.23 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested, (ii) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.19 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested, (iii) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested, (iv) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), fully vested, (v) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing May 27, 2020 and expire on May 27, 2030, (vi) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing April 13, 2021 and expire on April 14, 2031; (vii) 2,000,000 options to purchase 2,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing July 7, 2022 and expire on July 6, 2032, and (viii) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0261 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 2033.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024.

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

On June 30, 2023, Dr. Pnina Fishman was appointed as Chairman of the Board, and Ilan Cohn, the former Chairman of the Board, remained as one of our Class II directors. On August 7, 2023 at an annual general meeting of our shareholders, Yaacov Goldman was elected to serve for an additional three-year term ending July 24, 2026. On August 5, 2021, at a special meeting of our shareholders Yoseph Bornstein was elected to serve as one of our external directors for a three-year term ending July 29, 2024.

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

D. Employees.

As of December 31, 2023, we had five employees, two of whom were employed in management and administration, two of whom were employed in research and development and one of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 28, 2024 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 1,497,128,493 ordinary shares outstanding as of March 28, 2024 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 28, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Pnina Fishman, Ph.D.	8,238,433	(1)	**
Motti Farbstein	5,346,133	(2)	**
Sari Fishman, Ph.D.	4,431,250	(3)	**
Ilan Cohn, Ph.D.	2,369,067	(4)	**
Guy Regev	2,259,740	(5)	**
Abraham Sartani, M.D.	2,235,500	(6)	**
Yaacov Goldman	2,235,500	(7)	**
Yoseph Borenstein	2,037,500	(8)	**
Senior Management and Directors as a group (8 persons)	29,153,123		1.6

Holders of more than 5% of our voting securities	196,183,800	(9)
Armistice Capital, LLC

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2023.

**	Denotes less than 1%

(1)	Represents (i) 263,433 ordinary shares, (ii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $0.98 per option and expire on October 22, 2025, (iii) 400,000 options to purchase 400,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on May 27, 2030; (v) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on April 13, 2031; (vi) 1,125,000 options to purchase 1,125,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on July 16, 2032 and (v) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 8,125,000 options to purchase 8,125,000 ordinary shares that vest in more than 60 days from March 28, 2024.

(2)	Represents (i) 1,133 ordinary shares, (ii) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.23 per option and expire on March 18, 2025, (iii) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.19 per option and expire on February 18, 2026, (iv) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option and expire on December 28, 2027, (v) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, and (vi) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on May 27, 2030; (vii) 1,125,000 options to purchase 1,125,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on April 13, 2031; (viii) 875,000 options to purchase 875,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on July 16, 2032 and (x) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 7,125,000 options to purchase 7,125,000 ordinary shares that vest in more than 60 days from March 28, 2024.

(3)	Represents (i) 10,000 options to purchase 10,000 ordinary shares at an exercise price of NIS 8.1205 per option or $2.23 per option and expire on March 18, 2025, (ii) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.19 per option and expire on February 18, 2026, (iii) 80,000 options to purchase 80,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.00 per option and expire on March 30, 2027, (iv) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option and expire on December 30, 2027, (v) 120,000 options to purchase 120,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, (vi) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on May 27, 2030 and (vii) 1,125,000 options to purchase 1,125,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on April 13, 2031; (viii) 656,250 options to purchase 656,250 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on July 16, 2032 and and (x) 1,250,000 options to purchase 1,250,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 4,968,750 options to purchase 4,968,750 ordinary shares that vest in more than 60 days from March 28, 2024.

(4)	Represents (i) 133,567 ordinary shares, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 8, 2027, (iii) 562,500 options to purchase 562,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on June 14, 2030 and (iv) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 4,912,500 options to purchase 4,912,500 ordinary shares that vest in more than 60 days from March 28, 2024.

(5)	Represents (i) 24,240 ordinary shares, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 28, 2027, and (iii) 562,500 options to purchase 562,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on June 14, 2030 and (iv) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 4,912,500 options to purchase 4,912,500 ordinary shares that vest in more than 60 days from March 28, 2024.

(6)	Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 8, 2027, and (ii) 562,500 options are exercisable into 562,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on June 14, 2030 and (iii) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 4,912,500 options to purchase 4,912,500 ordinary shares that vest in more than 60 days from March 28, 2024.

(7)	Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 8, 2027, (ii) 562,500 options to purchase 562,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on June 14, 2030 and (iii) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 4,912,500 options to purchase 4,912,500 ordinary shares that vest in more than 60 days from March 28, 2024.

(8)	Represents (i) 412,500 options to purchase 412,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.06 per option and expire on June 22, 2031 and (ii) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033. Excludes 5,062,500 options to purchase 5,062,500 ordinary shares that vest in more than 60 days from March 28, 2024.

(9)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2024. Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over our securities held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own our securities held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 300 ordinary shares. As of March 20, 2024, BNY held 937,170,720 ordinary shares representing approximately 51.6% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

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

As of December 31, 2023, options to purchase an aggregate of 82,477,000 ordinary shares, are outstanding pursuant to the 2003 and 2013 share option plans.

2003 Share Option Plan

Under the 2003 Plan we granted options during the period between 2003 and 2013, at exercise prices between NIS 0.25 and NIS 31.175 per ordinary share, no par value. There are no options to purchase ordinary shares available to be granted under the 2003 Plan. As of December 31, 2023, no options were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Income Tax Ordinance, 1961, or the Tax Ordinance, under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or two year period. As of December 31, 2023, no options were fully vested.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 0.25 and NIS 12 per ordinary share, no par value. As of December 31, 2023, no options were available to be granted under the 2013 Plan. As of December 31, 2023, 82,477,000 options to purchase 82,477,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four-year period. As of December 31, 2023, options to purchase 24,280,125 ordinary shares were fully vested.

2023 Share Option Plan

As of December 31, 2023, options to purchase up to 100,000,000 ordinary shares were available to be granted under the 2013 Plan. As of December 31, 2023, no options to ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2023, no options were fully vested.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 28, 2024. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect since January 1, 2023. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

One of the Company’s directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $237,000, $218,000 and $241,000 in 2023, 2022 and 2021.

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2023, 2022 and 2021, Ms. Harpaz received salary, bonus and benefits totaling approximately $262,000, $278,000 and $262,000, respectively. During fiscal years 2023, 2022 and 2021, we awarded to Ms. Harpaz options to purchase 3,000,000, 1,250,000 and 1,000,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

B. Significant Changes

See “Note 16:—Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2023.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017 to 23% for 2018, 2019, 2020, 2021, 2022 and 2023. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Certain Material U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants, and Pre-funded Warrants by U.S. Holders (as defined below) that hold such ordinary shares, ADSs, Warrants, or Pre-funded Warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including but not limited to, (1) a bank, insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares, ADSs, Warrants, or Pre-funded Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares, ADSs, Warrants, or Pre-funded Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a retirement plan or tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power or value (including by treating U.S. Holders of Warrants, Pre-funded Warrants, or other options to acquire our ordinary shares or ADSs as owning such ordinary shares or ADSs). Additionally, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences. In addition, this discussion assumes that a U.S. Holder will not be entitled to a fractional share upon the exercise of a Warrant or Pre-funded Warrant.

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

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2023. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2024 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

This summary is not intended to be, and should not be considered to be, legal or tax advice. Investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Holders. Investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of their ordinary shares, ADSs, Warrants, or Pre-funded Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Ownership of ADSs

For U.S. federal income tax purposes, we expect that a holder of ADSs generally should be treated as the owner of the ordinary shares represented by such ADSs. As a result, gain or loss is generally not expected to be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares.

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

As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares and ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2024 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

Based on our analysis of our income, assets, and operations, we believe that we were not a PFIC for 2023. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2024 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the IRS will agree with our conclusion.

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

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. Holders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

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

The discussion above is a general summary and is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants or Pre-funded Warrants. It does not cover all tax matters that may be of importance to a U.S. Holder. U.S. Holders should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of our ordinary shares, ADSs, Warrants or Pre-funded Warrants.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, who is also our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2023. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2023 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 20223 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2023.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2022	2023
Services Rendered	(USD in thousands)
Audit (1)	143	169
Audit related services	-	-
Tax	-	-
All other fees	-	-
Total	143	169

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Our Business and Regulatory Matters— Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.”

The oversight of cybersecurity threats is undertaken by our Chief Executive Officer who and is supported by outside IT consultants.. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

2.1	Description of Securities Registered under Section 12*

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1#	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7#	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.8#	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.9#	Can-Fite BioPharma Ltd. 2023 Israeli Share Option Plan*

4.10#	Compensation Policy of Can-Fite BioPharma Ltd. (20)

4.11	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

4.12	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (5)†

4.13	Form of Securities Purchase Agreement dated as of January 18, 2017 between Can-Fite BioPharma Ltd. and the investors listed therein (6)

4.14	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on January 23, 2019 (7)

4.15	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 4, 2019 (8)

4.16	Form of Securities Purchase Agreement dated as of May 20, 2019 between Can-Fite BioPharma Ltd. and the investors listed therein (9)

4.17	Form of Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (9)

4.18	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on May 22, 2019 (10)

4.19	Agreement between Can-Fite BioPharma Ltd. and Capital Point Ltd. dated as of October 7, 2019 (11)†

4.20	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (12)

4.21	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (12)

4.22	Form of Securities Purchase Agreement dated as of February 10, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (13)

4.23	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (13)

4.24	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (13)

4.25	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (13)

4.26	Form of Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (14)

4.27	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (15)

4.28	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (14)

4.29	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (15)

4.30	Form of Securities Purchase Agreement dated as of June 10, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (14)

4.31	Form of Securities Purchase Agreement dated as of July 5, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (15)

4.32	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein (16)

4.33	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (16)

4.34	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (16)

4.35	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (16)

4.36	Form of Warrant Exercise Agreement issued by Can-Fite BioPharma Ltd. on December 23, 2021 (17)

4.37	Form of Private Placement Warrants issued by Can-Fite BioPharma Ltd. on December 23, 2021 (17)

4.38	Form of Registered Direct Offering Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (19)

4.39	Form of PIPE Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (19)

4.40	Form of Registered Direct Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (19)

4.41	Form of Series A and Series B Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (19)

4.42	Form of Private Placement Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (19)

4.43	Form of Registration Rights Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (19)

4.44	Form of Inducement Letter dated November 21, 2023 (21)

4.45	Form of Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (21)

4.46	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (21)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (18)

12.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm*

97.1#	Executive Officer Clawback Policy*

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.
#	Management contract or compensatory plan.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 30, 2023.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(5)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.
(6)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 20, 2017.
(7)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.
(8)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.
(9)	Incorporated herein by reference to Report on Form 6-K filed with the SEC on May 22, 2019.
(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.
(11)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on October 17, 2019.
(12)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 10, 2020.
(13)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on February 12, 2020.
(14)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on June 12, 2020.
(15)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 8, 2020.
(16)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 16, 2021.
(17)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on December 23, 2021.
(18)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 24, 2022.
(19)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 13, 2023.
(20)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 13, 2023.
(21)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on November 22, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 28, 2024	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CAN-FITE BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Can-Fite Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, testing the reasonableness of forecasted research and development costs, comparison of prior period forecasts to actual results, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, and considering positive and negative evidence impacting management’s forecasts. In addition we assessed the adequacy of the company’s going concern disclosures included in note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY& KASIERER

A Member of EY Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

March 28, 2024

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,278	$2,978
Short-term deposits		4,625	5,001
Prepaid expenses, and other current assets	3	986	1,170
Short-term investment	4	19	8

Total current assets		9,908	9,157

NON-CURRENT ASSETS:
Operating lease right of use assets	11	52	84
Property, plant and equipment, net	5	29	42

Total non-current assets		81	126

Total assets		$9,989	$9,283

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$427	$896
Current maturity of operating lease liability	11	27	48
Deferred revenues	8	622	783
Other accounts payable	6	944	775

Total current liabilities		2,020	2,502

NON-CURRENT LIABILITIES:
Long-term operating lease liability	12	13	14
Deferred revenues	8	1,713	2,295

Total non-current liabilities		1,726	2,309

CONTINGENT LIABILITIES AND COMMITMENTS	9

SHAREHOLDERS’ EQUITY:	10
Ordinary shares of no par value - Authorized: 5,000,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 1,359,837,393 and 815,746,293 shares as of December 31, 2023 and 2022		-	-
Additional paid-in capital		163,597	154,192
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(158,481)	(150,847)

Total shareholders’ equity		6,243	4,472

Total liabilities and shareholders’ equity		$9,989	$9,283

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
	Note	2023	2022	2021

Revenues	8	$743	$810	$853

Research and development expenses		(5,983)	(7,763)	(9,850)
General and administrative expenses		(2,955)	(3,143)	(3,845)

Operating loss		(8,195)	(10,096)	(12,842)

Total financial income (expense), net	13	561	(77)	227

Loss before taxes on income		(7,634)	(10,173)	(12,615)
Taxes on income	14	-	-	-

Net loss		$(7,634)	$(10,173)	$(12,615)

Deemed dividend		-	-	(2,590)

Total comprehensive loss		$(7,634)	$(10,173)	$(15,205)

Basic and diluted net loss per share		$(0.01)	$(0.01)	$(0.03)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		1,278,333,912	815,746,293	553,079,638

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2021	463,769,463	$-	$130,416	$1,127	$(125,469)	$6,074

Issuance of share capital due to warrants exercise, net of issuance expenses of $ 980 (Note 10b(9), 10b(11) and 10b(12))	293,926,830	-	11,767	-	-	11,767

Issuance of share capital and warrants, net of issuance expenses of $ 1,307 (Note 10b(11))	57,000,000		8,690	-		8,690

Issuance of share capital in exchange for services (Note 10b(10))	1,050,000	-	68	-	-	68

dividends related to the warrants exercise (Note 10b(12))	-	-	2,590	-	(2,590)	-

Share-based payments	-	-	398	-	-	398

Net loss	-	-	-	-	(12,615)	(12,615)
Balance as of December 31, 2021	815,746,293	-	153,929	1,127	(140,674)	14,382

Share-based payments	-	-	263	-	-	263

Net loss	-	-	-	-	(10,173)	(10,173)

Balance as of December 31, 2022	815,746,293	-	154,192	$1,127	$(150,847)	$4,472

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2023	815,746,293	-	154,192	$1,127	$(150,847)	$4,472

Issuance of ordinary shares and warrants, net of issuance costs of $ 973 (Note 10b(6))	90,000,000	-	6,526	-	-	6,526

Issuance of ordinary shares due to exercise of warrants net of issuance expenses of $ 386 (Note 10b(7)(8))	454,091,100	-	2,618	-	-	2,618

Share-based payments	-	-	261	-	-	261

Net loss	-	-	-	-	(7,634)	(7,634)

Balance as of December 31, 2023	1,359,837,393	-	163,597	$1,127	$(158,481)	$6,243

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss	$(7,634)	$(10,173)	$(12,615)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	15	14	14
Reduction in the carrying amount of operating lease right of use asset	94	54	55
Share-based payment	261	263	466
Changes in fair value of short-term investment	(11)	229	(162)
Financial expenses (income), net	(222)	113	(46)
Change in prepaid expenses, and other current assets	184	(241)	128
Decrease in operating lease liability	(84)	(62)	(63)
Increase (decrease) in trade payable	(469)	(58)	393
Increase (decrease) in deferred revenues	(743)	(810)	1,398
Increase (decrease) in other accounts payable	169	(130)	574

Net cash used in operating activities	$(8,440)	$(10,801)	$(9,858)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(9)	(11)
Investment in (maturity) of short-term deposits, net	500	9,511	(14,500)

Net cash used in investing activities	498	9,502	(14,511)

Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance expenses	9,144	-	20,457

Net cash provided by financing activities	9,144	-	20,457

Exchange differences on balances of cash and cash equivalents	98	(113)	34

Increase (decrease) in cash and cash equivalents	1,300	(1,412)	(3,878)
Cash and cash equivalents at the beginning of the year	2,978	4,390	8,268

Cash and cash equivalents at the end of the year	4,278	2,978	4,390

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$62	$-	$120
Deemed Dividend	$-	$-	$2,590
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	-	-	18

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

b.	Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Evaluation of Substantial Doubt Raised

In performing the first step of the evaluation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of net losses of $ 7,634, $ 10,173 and $ 12,615 for the years ended December 31, 2023, 2022 and 2021, respectively

-	Net operating cash outflow of $8,440, $10,801 and $9,858 for the years ended December 31, 2023, 2022 and 2021, respectively.

-	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of December 31, 2023, the Company had $8,903 in available cash, cash equivalents and short-term deposits.

The Company has approved a plan, to improve its available cash balances, liquidity and cash flows generated from operations. The Company is prepared to implement the following actions as required by business and market conditions: reducing non-essential expenses to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs that would involve reduced program spend until additional financing will be obtained in order to strengthen liquidity and to preserve key research and development, commercial and functional roles.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL (Cont.)

Management Assessment of Ability to Continue as a Going Concern

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plans, as described more fully above, will provide sufficient liquidity to meet its financial obligations.

Therefore, management concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

Future Plans and Considerations

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by entering into strategic partnerships with other companies that can provide access to additional customers and new markets. The Company may also seek to raise additional funds through the issuance of debt and/or equity securities or otherwise.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, that the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its stockholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

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

e.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2023 and 2022, the Company’s bank deposits are denominated mainly in U.S. dollars and bears yearly interest at weighted average rates of 6.00% and 5.79%. Short-term bank deposits are presented at their cost, including accrued interest.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Prepaid expenses, and other current assets

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

Property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2023, and 2022, no impairment indicators have been identified.

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

The Company’s contracts also include development milestones payments and future sales-based royalties. Development milestones payments are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with those milestones is subsequently resolved. Sales based royalties are recognized only when the subsequent sale occurs. As of December 31, 2023, the Company has not yet received the required regulatory approvals for its products and has not yet recognized any sales-based royalties.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition – Contract Balances

Contract liabilities, due to the upfront payments, include amounts received from customers for which revenue has not yet been recognized. As of December 31, 2023 and December 31, 2022 contract liabilities amounted to $2,335 and $3,078, respectively and are presented under deferred revenues. During the year ended December 31, 2023, the Company recognized revenues in the amount of $743 which have been included in the contract liabilities at December 31, 2022.

Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2023	2022	2021

Cipher Pharmaceuticals (Canada)	11%	11%	12%
Chong Kun Dang Pharmaceuticals Corp. (South Korea)	25%	25%	24%
Gebro Holding GmbH (Austria)	18%	18%	23%
Ewopharma AG (Switzerland)	46%	46%	41%

Total	100%	100%	100%

k.	Research and development expenditures:

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

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2023, and 2022, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

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

Severance pay expense for the year ended December 31, 2023, 2022 and 2021 amounted to $47, $51 and $53, respectively.

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

The Company estimates the fair value of share options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price, volatility, early exercise factor and the expected option term. Expected volatility was calculated based upon historical volatility of the Company and early exercise factor was calculated based statistical studies in the U.S market. The risk-free interest rate is based on the yield from government bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2023, and 2022, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2023, and 2022, no liability for unrecognized tax benefits was recorded.

r.	Warrants to purchase ordinary shares:

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

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. The Company include in the basic net loss per share calculation, pre-funded warrants that are exercisable for a nominal consideration. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding share options and warrants for the years ended December 31, 2023, 2022 and 2021 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2023	2022	2021

Options	82,477,000	27,002,200	18,422,700
Warrants	1,852,010,606	375,197,640	377,947,640

Total	1,934,487,606	402,199,840	396,370,340

t.	Recently adopted and recently issued accounting pronouncements:

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 3:-  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022

Government authorities	$78	$47
Prepaid expenses and others	908	1,123

	$986	$1,170

NOTE 4:- SHORT-TERM INVESTMENT

As of December 31, 2023 and 2022, the Company holds 5,947 shares of Mawson Infrastructure Group Inc. a public traded company on the NASDAQ Capital Market, which as of such dates represents less than 5 percent of Mawson Infrastructure Group Inc.’s outstanding shares, respectively. The investments in marketable equity securities are measured at fair value with the related gains and losses, including unrealized, recognized in finance income (expenses), net. Refer to note 13 for financial expenses incurred in 2023.

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Laboratory equipment	$62	$62
Computers, office furniture and equipment	217	215
Leasehold improvements	13	13

	292	290
Accumulated depreciation:

Laboratory equipment	48	42
Computers, office furniture and equipment	203	196
Leasehold improvements	12	10

	263	248

Property and equipment, net	$29	$42

Depreciation expenses for the year ended December 31, 2023, 2022 and 2021 amounted to $15, $14 and $14, respectively.

NOTE 6:- OTHER ACCOUNTS PAYABLE

	December 31,
	2023	2022

Employees and payroll accruals	$694	$492
Accrued expenses	250	283

	$944	$775

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2023
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$19	$19	$-	$-

	December 31, 2022
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$8	$8	$-	$-

NOTE 8:- REVENUES

Cipher Pharmaceuticals

In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of $1,292 (1,650 CAD) to the Company in March 2015. In addition, the agreement provides that additional payments of up to 2,000 Canadian Dollar will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

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

As of December 31, 2023, the Company estimates that such services will be completed by December 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

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

According to the distribution agreement, the Company is entitled to receive an amounts of up to $3,000 in upfront and milestone payments payable with respect to the liver cancer indication and additional $6,000 in upfront and milestone payments payable with respect to NASH indication. In addition, the Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch at a cost plus 10% basis or 23% of net sales of Namodenoson following commercial launch in South Korea.

Under the agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals and shall use commercially reasonable efforts in conducting such activities.

As of December 31, 2023, the Company received an amount of $1,500 for up-front payment and additional $500 for achieved milestone.

As of December 31, 2023, the Company estimates that such services will be completed by June 30, 2027 and therefore revenues from such up-front payment are recognized over such period.

Gebro Holding GmBH

On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to € 1,500 upon execution of the agreement. In addition, the Company is also entitled to milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) € 300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and € 300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between € 750 thousand and € 1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between € 300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson.

As of December 31, 2023, the Company received an amount of € 1,500 (approximately $1,850) for up-front payment and additional € 600 (approximately $720) for achieved milestone.

As of December 31, 2023, the Company estimates that such services will be completed by December 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

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

Under the License, Collaboration and Distribution Agreement, the Company is entitled to receive an up-front amount of $2,000 upon execution of the agreement. In addition, the Company is also entitle to received an amount of up to $14,000 for milestone payments upon achieving certain regulatory milestones and up to $58,500 for milestone payments upon achieving certain sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing of Piclidenoson and Namodenoson.

As of December 31, 2023, the Company received an amount of $2,000 for up-front payment which was previously recognized in revenues.

Kyongbo Pharm Co., Ltd.

On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals.

Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total a payment of $750 for access to information and clinical study data. In addition, the Company will be also entitle to additional payments of up to $3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch.

In 2019, the Company received an amount of $750 for up-front payment which recognized as revenues upon the Company providing access to information and clinical study data.

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

As of December 31, 2023, the Company received an amount of $2,250 for up-front payment.

As of December 31, 2023, the Company estimates that such services will be completed by December 31, 2027 and therefore revenues from such up-front payment are recognized over such period.

On January 30, 2024, subsequent to the balance sheet date, the Company entered into an amendment to its distribution agreement with Ewopharma, and to add the rights to the Company’s pancreatic cancer indication for an additional up-font and milestones payments.

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

As of December 31, 2023 and 2022, the Company did not receive payment related to such agreement.

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

As of December 31, 2023 and 2022, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	On February 22, 2023, the Company’s shareholders approved a change in the Company’s ordinary shares par value from NIS 0.25 per share to no par value. All par value data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	Issuance of ordinary shares and warrants:

1.	In February and March 2021, the Company issued 50,926,830 ordinary shares in exchange for exercise of warrants for total consideration of $2,744.

2.	In March 2021, the Company issued 1,050,000 of its ordinary shares to certain consultants in exchange for their services with fair value of $68.

3.	On August 16, 2021, the Company completed a registered direct offering with an institutional investor pursuant to which it sold (i) 57,000,000 ordinary shares, and (ii) a pre-funded warrant to purchase 93,000,000 ordinary shares at an offering price of $0.07 per Ordinary share and $0.06 per pre-funded warrant, for aggregate gross proceeds of approximately $10,000 (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Company has also sold to the investor, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 150,000,000 Ordinary shares. The warrants have an exercise price of $0.07 per Ordinary share and are exercisable at any time upon issuance and will expire three years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants.

During the year ended December 31, 2021, the Company received a total of $9,997 and issued 57,000,000 ordinary shares and 93,000,000 ordinary shares following the exercise of the pre-funded warrants (issuance expenses were $1,307).

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

4.	On December 20, 2021, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with an institutional investor who is the holder of certain existing warrants to purchase Company’s ordinary shares in a registered direct offering consummated in August 2021. Pursuant to the Exercise Agreement, the holder agreed to exercise in cash its warrants to purchase up to an aggregate of 150,000,000 Ordinary Shares having an exercise price of $0.07 per Ordinary share, for gross proceeds to the Company of $10 million, prior to deducting placement agent fees and offering expenses (which amounted to $0.98 million).

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

Pursuant to the terms of the Exercise Agreements, the holder agreed to exercise the warrants while receiving a-120% warrants coverage, thereby creating a benefit to this warrant holder. As such, the Company recorded a deemed dividend in the amount of $2,590.

5.	On January 11, 2023, the Company entered into a securities purchase agreement (the “RD Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Direct Offering”) an aggregate of 90,000,000 ordinary shares for a purchase price of $0.018 per share (the “RD Shares”) and pre-funded warrants to purchase up to 210,000,000 of the Company’s Ordinary Shares at a purchase price of $0.018 per share and at an immaterial exercise price (the “Pre-funded Warrants”), and, unregistered Series A warrants to purchase up to 300,000,000 Ordinary Shares for an exercise price of $0.02 per shares (the “Series A Warrants”), and unregistered Series B warrants to purchase up to 300,000,000 Ordinary Shares for exercise price of $0.018 per share (the “Series B Warrants”).

In addition, the Company entered into a securities purchase agreement (the “PIPE Purchase Agreement,” and together with the RD Purchase Agreement, the “Purchase Agreements”) pursuant to which the Company agreed to sell and issue in a concurrent private placement (the “PIPE Offering,” and together with the Registered Direct Offering, the “Offerings”) unregistered Pre-funded Warrants to purchase up to 109,091,100 of the Company’ Ordinary Shares at purchase price of $0.018 per share and additional immaterial exercise price per share, unregistered Series A Warrants to purchase up to 109,091,100 of the Company’s Ordinary Shares for an exercise price of $0.02 per share and unregistered Series B Warrants to purchase up to 109,091,100 of the Company’s Ordinary Shares for an exercise price of $0.018 per share.

Moreover, the Company has also issued a placement agent warrants (the “Placement Agent Warrants”) on substantially the same terms as the Series A Warrants to purchase up to 28,636,500 of the Company’s Ordinary Shares for an exercise price of $0.022 per share.

As a results of the aforementioned issuance, the Company incurred an aggregate amount of $973 issuance costs recorded net of its additional paid in capital.

The Company received total consideration of $6,526 net of issuance costs from the above mentioned issuance of shares, prefunded warrants and Series A and B warrants.

The Company accounted for the aforementioned warrants as freestanding instrument classified as part of the Company’s permanent equity in accordance with ASC-480 and ASC-815-40.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

The Company has also agreed to amend certain warrants to purchase up to an aggregate of 180,000,000 Ordinary shares that were issued in December 2021 to the investor in this offering and private placement by reducing the exercise prices from $0.067 per share to $0.018 per share.

The Company accounted for the reduction in the warrants exercise price as issuance costs to be recorded in the Company’s additional paid in capital in accordance with ASC-815-40, following the adoption of ASU 2021-04.

6.	During the year ended December 31, 2023, certain investors exercised their pre-funded warrants and purchased 319,091,100 of the Company’s ordinary shares for an exercise price at an immaterial amount.

7.	On November 22, 2023, the Company entered into an inducement offer to purchase ordinary shares with a certain existing investor, according to which, the Company reduced the exercise price of previously issued warrants to purchase ordinary shares from $0.0183 and $0.02 to $0.005 for the consideration for the immediately exercise of warrants to purchase 589,091,100 ordinary shares for a total consideration of $3,004. As of December 31, 2023, the Company issued 135,000,000 ordinary shares and the remaining amount are currently held in abeyance.

In consideration for the immediate exercise of the warrants for cash, the Company issued new unregistered warrants to purchase 1,178,182,200 ordinary shares for an exercise price of $0.00583 per share, immediately exercisable for a term equal to five years from the date of issuance. In addition, the Company has agreed to reduce the exercise price of series B warrants to purchase 409,091,100 ordinary shares held by the investor from $0.0183 per share to $0.00583 per share and extend the term of such series B warrants to twenty months from the closing date.

Moreover, the Company has also issued a placement agent warrants (the “Placement Agent Warrants”) to purchase up to 41,236,500 of the Company’s ordinary shares for an exercise price of $0.006 per share.

As part of the aforementioned agreement, the Company incurred an aggregate issuance costs of $386 recorded net of the Company’s additional paid in capital.

The Company accounted for the aforementioned warrants as freestanding instrument classified at part of the Company’s permanent equity in accordance with ASC-480 and ASC-815-40.

The Company accounted for the reduction in the warrants exercise price as issuance costs to be recorded in the Company’s additional paid in capital in accordance with ASC 815-40, following the adoption of ASU 2021-04.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants to purchase ordinary share:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of December 31, 2023:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

January 2019	223,810	$0.65
April 2019	492,308	$0.43
May 2019	47,250,000	$0.13
January 2020	23,838,038	$0.12
February 2020	11,250,000	$0.05
June 2020	61,390,260	$0.08
July 2020	29,419,890	$0.08
August 2021	10,500,000	$0.07
December 2021	10,500,000	$0.07
January 2023	409,091,100	$0.01
January 2023	28,636,500	$0.02
November 2023	1,219,418,700	$0.01

	1,852,010,606

As of December 31, 2023 and 2022, all of the Company’s outstanding warrants are classified as part of the Company’s equity.

a.	Share options plan:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the Company’s 2013 Plan, in May 2023, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 85,000,000.

On August 30, 2023, the Company’s board of directors approved the adoption on a new 2023 Share Option Plan (the “2023 Plan”) and approved the reserve of 100,000,000 of the Company’s ordinary shares to issuance under the 2023 Plan.

Under the Company’s Plans, the Company may grant its officers, directors, employees and consultants, share options. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

As of December 31, 2023, 100,000,000 shares available for future grant under the Company’s 2023 Plans.

b.	Expenses recognized in the financial statements:

	Year ended December 31,
	2023	2022	2021

Research and development	$83	$137	$200
General and administrative	178	126	266
	261	263	466

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Share-based payment transactions granted by the Company:

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2023	2022	2021

Risk-free interest rate	3.95%-3.96%	1.41-3.08%	1.22-1.28%
Expected volatility	84.30%-84.76%	83.98-84.26%	82.40-82.43%
Dividend yield	0%	0%	0%
Contractual life (in years)	10	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5-3	3

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the year ended December 31, 2023 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 2022	27,002,200	0.13	7.14	-
Granted	55,500,000	0.01	10	-
Forfeited/expired	(25,200)	-	-	-

Outstanding at December 31, 2023	82,477,000	0.04	8.40	-

Vested and expected to vest at December 31, 2023	82,477,000	0.04	8.40	-

Exercisable at December 31, 2023	24,280,125	0.11	7.21	-

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2023, 2022 and 2021 was 5.88 years, 6.96 years and 8.45 years, respectively.

e.	The weighted average grant date fair value in 2023 was $0.01, in 2022 was $0.02 and in 2021 was $0.18 and the remaining compensation costs not yet recognized as of December 31, 2023 is $298 with a weighted average period of 3.1 years to recognize these expenses.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2023	December 31, 2022
weighted average remaining lease term (years)	1.60	1.42
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2023 and 2022 were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Components of lease expense:
Operating lease cost	$56	$54

	Year ended December 31, 2023	Year ended December 31, 2022
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$56	$54

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$62	$-

Maturities of lease liabilities as of December 31, 2023 were as follows:

2023	$25
2024	$14
2025	$3
Total operating lease payments	$42
Less: imputed interest	$(2)
Present value of lease liability	$40

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 12:- FINANCE INCOME (EXPENSE), NET

	Year ended December 31,
	2023	2022	2021

Interest income	$506	$222	$24
Bank commisions	(14)	(16)	(18)
Exchange rate fluctuations and others	58	(54)	59
short-term investment revaluation	11	(229)	162

Total financial income (expenses), net	$561	$(77)	$227

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2023, 2022 and 2021 was 23%.

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

b.	Final tax assessments:

The Company’s tax return up until the year ended December 31, 2018 are considered final.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2023, the Company had carryforward losses amounting to approximately $160,035.

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

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forward	$25,606	$25,137
Temporary differences mainly relating to Research and Development	1,056	1,376

Deferred tax asset before valuation allowance	26,662	26,513
Valuation allowance	(26,662)	(26,513)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes and the company’s preferred enterprise tax rate.

NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

One of the Company’s directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $237, $218 and $241 in 2023, 2022 and 2021, respectively, which were recorded within Company’s consolidated statements of comprehensive loss.