Form 20-F
period 2024-12-31
Can-Fite BioPharma Ltd.
filed 2025-04-14
CIK 1536196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): 2,983,181,793 ordinary shares are outstanding.

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

Since 2005, our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, and trade under the symbol “CANF”. On October 2, 2012, our ADSs began trading over the counter, or OTC, in the United States and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2024 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2024, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2023 are translated using the rate of NIS 3.627 to $1.00, the exchange rate reported by the Bank of Israel on December 29, 2023, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2022 are translated using the rate of NIS 3.519 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2022.

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

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American;

●	statements as to the impact of the political, economic and security situation in Israel on our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Risks Related to Our Business and Regulatory Matters

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

●	Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

●	We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

●	Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	The manufacture of our product candidates is a chemical synthesis process and if one of our materials suppliers encounters problems manufacturing our products, our business could suffer.

●	We do not currently have sales, marketing or distribution capabilities or experience, and we are unable to effectively sell, market or distribute our product candidates now and we do not expect to be able to do so in the future. The failure to enter into agreements with third parties that are capable of performing these functions would have a material adverse effect on our business and results of operations.

●	We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

●	Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

●	We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Risks Related to Our Intellectual Property

●	The expiry of a patent that we licensed from the National Institute of Health, or NIH, and the consequent loss of composition of matter exclusivity that we had by virtue of this license may diminish our proprietary position.

●	We license from Leiden University intellectual property, which protects certain small molecules which target the A3AR, in furtherance of our platform technology, and we could lose our rights to this license if a dispute with Leiden University arises or if we fail to comply with the financial and other terms of the license.

●	The failure to obtain or maintain patents, licensing agreements, including our current licensing agreements, and other intellectual property could impact our ability to compete effectively.

●	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

●	We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks Related to Our Industry

●	We expect the healthcare industry to face increased limitations on reimbursement as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to Our Operations in Israel

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Risks Related to Our Ordinary Shares and ADSs

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

●	Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

●	The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

●	We do not currently satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $7.9 million in 2024, $7.6 million in 2023, and $10.1 million in 2022. As of December 31, 2024, we had an accumulated deficit of approximately $166.4 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2024, we had cash and cash equivalents of $4.8 million and short-term deposits of $3.1 million. In August 2024, we raised approximately $5.0 million in gross proceeds (approximately $4.5 million net of issuance costs) from a warrant inducement  and exercise transaction, and also in August 2024, we entered into an At The Market Offering Agreement, or the ATM Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, as sales agent, pursuant to which we sold approximately $3.06 million in gross proceeds as of March 31, 2025. Our board of directors approved a contingency plan, to be implemented, in whole or in part, at our discretion, to allow us to continue our operations and meet our cash obligations. The contingency plan consists of cost reduction, which include mainly deferral and reprioritization of certain research and development programs that would involve reduced program spend and reduction in compensation paid to key management personnel until additional financing is obtained. Based on our current projections and plans, we have concluded that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the current war between Israel and Hamas could impact the availability or cost of future financings. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

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

Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA, the European Medicines Agency (EMA) or other foreign regulatory authorities and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our product claims, the completion of development of such product candidates may be significantly delayed or abandoned, which will significantly impair our ability to generate product revenues and will materially adversely affect our results of operations.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, UCB and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, Astrazenca, Beigene, Novartis, and Bristol-Myers Squibb. Competitors in the metabolic dysfunction-associated steatohepatitis, or MASH, field include companies such as Gilead, Genfit, Galmed, Madrigal, Akero, 89Bio, Viking, and Terns. Competitors in the pancreatic cancer field include Bristol-Myers Squibb and Ipsen among others. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. Epidemics such as this can adversely impact our business and that of third parties with whom we engage as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Any future epidemics may result in a period of business disruption in these and other areas impacting our business, including the establishment of contractual relationships with investigators enrolling subjects in our clinical trials, the continuity of care provided by these institutions to the subjects we seek to enroll and their ability to support industry-funded research as a means of caring for their subjects, supply of these sites with study materials, and the enrollment of subjects and their adherence with study requirements.

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

Our business model depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur. Our product candidates are in the early stages of development as of the date of this Annual Report on Form 20-F. We may not be successful in obtaining approval from the FDA or comparable foreign regulatory authorities to start or continue clinical trials for any of our product candidates. Moreover, there is no guarantee that we will receive approval to commence human clinical trials or that our clinical trials will be successful or that we will continue clinical development in support of an approval from the FDA or comparable foreign regulatory authorities for any indication. We note that most product candidates never reach the clinical development stage and even those that do commence clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Success in early phases of pre-clinical and clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. Therefore, our business currently depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

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

Although we have received orphan drug designation for Namodenoson for certain indications, there is no guarantee that the FDA will grant any future application for orphan drug designation for any of our product candidates, which would make us ineligible for the additional exclusivity and other benefits of orphan drug designation.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the ACA amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or the FCA. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor;

●	The FCA prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. On October 28, 2021, the Biden Administration announced that it would continue the policies set forth in the “Yates” memo. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($12,537 to $25,076 per false claim or statement for penalties assessed after May 9, 2022 for violations occurring after November 2, 2015. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program;

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services;

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) knowingly offering or transferring remuneration to a Medicare or Medicaid beneficiary or recipient to influence the beneficiary’s or recipient’s selection of a particular provider, practitioner, or supplier for the order or receipt of any item or service; or (5) failing to report and return a known overpayment;

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payor;

●	Requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

●	In the European Union, the General Data Protection Regulation, or the GDPR, Regulation EU 2016/679, which was adopted in May 2016 and has become applicable on May 25, 2018. The GDPR is further intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020 as amended by the California Privacy Rights Act starting January 1, 2023, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, or Privacy Protection Law, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority PPA, may expose us to administrative fines, civil claims (including class actions), including, or following the Amendment (as defined below) statutory damages without proof of damage also for caused related to databases and data processing as well, and in certain cases criminal liability. In August 2024, the Israeli Knesset approved amendment No. 13 of the Privacy Protection Law, or theAmendment, aiming to address challenges related, among others, to the protection of personal information in databases .In addition, the Amendment expanded significantly the powers of the PPA and established various tools for an effective enforcement of the Privacy Protection Law.

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

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. Additionally, all of our manufacturing and supply of our drug candidates takes place outside of Israel. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

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

Company’s functional and presentation currency is U.S. dollar. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2022, 2023 or 2024 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The geopolitical developments such as the war between Israel and Hamas, tariff wars and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2025 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we may have been a PFIC for 2024. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2025 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the U.S. Internal Revenue Service, or IRS, will agree with our conclusion. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. In addition, if the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. shareholders to make a QEF election. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We are currently authorized to issue 10,000,000,000 ordinary shares, no par value. As of the date of this Annual Report on Form 20-F, we had 3,105,926,493 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 2,619,127,238 ordinary shares and options to purchase 124,799,000 ordinary shares outstanding, of which options to purchase 60,283,375 ordinary shares are currently fully vested or vest within the next 60 days.

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

The stock market in general and the market price of our ordinary shares on the TASE and our ADSs on the NYSE American is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	general market conditions;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success of research and development projects;

●	success in clinical and preclinical studies;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our licensees; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

We do not currently satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

Our ADSs are listed on the NYSE American under the symbol “CANF.” To continue to be listed on the NYSE American, we are required to satisfy a number of conditions, including maintaining a share price and shareholders’ equity above certain thresholds. As of the date of this Annual Report, we are not in compliance with the continued listing standard under Section 1003(a)(iii) of the NYSE American Company Guide, which requires a listed company to have stockholders’ equity of at least $6 million if it has reported losses from continuing operations and/or net losses in its five most recent fiscal years. If we are delisted from the NYSE American, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from the NYSE American, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities. Moreover, if our ADSs were delisted from the NYSE American, we will no longer be exempt from certain provisions of the Israeli Securities Law, and therefore will have increased disclosure requirements.

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

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before becoming a reporting company in the United States. We also incur costs associated with corporate governance requirements of the SEC and the NYSE American Company Guide, as well as requirements under Section 404a and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act as a result of our ADSs being listed on the NYSE American. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Since we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and are no longer able to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are “emerging growth companies” and that were applicable to us prior to January 1, 2020, we may incur additional compliance costs in the future. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NYSE American Company Guide, as well as applicable Israeli reporting requirements, for so long as they apply to us, may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.

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

We were founded on September 11, 1994 by Pnina Fishman, Ph.D., our Executive Chairman and Chief Scientific Officer, and Ilan Cohn, Ph.D., under the name Can-Fite Technologies Ltd. On January 7, 2001, we changed our name to Can-Fite BioPharma Ltd. We completed our initial public offering in Israel in October 2005 and our ordinary shares are traded on the TASE under the symbol “CANF.” On October 2, 2012, our ADSs began trading over the counter in the United States and on November 19, 2013, our ADSs began trading on the NYSE American under the symbol “CANF.”

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

Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 were $5,000, $2,000, and $9,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

Our product candidates, CF101, CF102 and CF602, are being developed to treat oncological and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA for patients with advanced HCC who failed first line treatment. Namodenoson is also being developed for the treatment of pancreatic cancer based on pre-clinical findings showing robust anti-pancreatic tumor growth. Due to the liver protective effect of Namodenoson, it is also being developed for the treatment MASH. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, prostate cancer, oncological diseases, viral diseases, such as the JC virus, obesity and Lowe Syndrome.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix SAS, or Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and MASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and MASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC, MASH and pancreatic cancer to Ewopharma, for Central Eastern Europe and Switzerland.

Currently, (i) we initiated the pivotal Phase III studies for Piclidenoson in the treatment of psoriasis, following meetings with the FDA and EMA, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are enrolling patients in a Phase IIb study of Namodenoson in the treatment of MASH, (iv) we are conducting an exploratory Phase II study of Namodenoson in the treatment of patients with pancreatic cancer, (v) we are undertaking preparatory work for a Phase II study with Piclidenoson for the treatment of Lowe syndrome, and (vi) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction. Since inception, we have incurred significant losses in connection with our research and development.

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

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDA for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/MASH and are responsible for the anti-inflammatory, anti-steatotic and anti-fibrotic effect in the liver. Most recently, pre-clinical data support Piclidenoson’s potential utilization for the treatment of Lowe Syndrome and Namodenoson’s potential utilization as an anti-obesity drug.

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

Successful development of our existing portfolio of small molecule orally bioavailable drugs for the treatment of various diseases. We intend to continue to develop our existing portfolio of small molecule orally bioavailable drugs, both for existing targeted diseases, as well as other potential indications. Our drug development will continue to focus on cancer, liver and inflammatory diseases. We intend to focus most prominently on advancing our product candidates that are in the most advanced stages, i.e., psoriasis with respect to Piclidenoson, and HCC, MASH and pancreatic cancer with respect to Namodenoson.

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

Figure 3: Proportion of patients achieving PASI 75 and PGA2 0 or 1 by treatment arm over time (mITT)

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

During 2023, we submitted a market registration plan to the EMA and FDA for Piclidenoson in the treatment of moderate to severe psoriasis. Following positive responses from the FDA and EMA for its registration plan and pivotal Phase III study protocol for Piclidenoson in the treatment of moderate to severe psoriasis, we initiated a Phase III study in the first quarter of 2025. The study is a randomized, double-blind, placebo-controlled study aimed at demonstrating clinical safety and efficacy for the treatment of patients with moderate to severe plaque psoriasis. Patients will be treated with 3 mg twice daily orally Piclidenoson tablets or placebo. The co-primary efficacy objectives of this study are the proportion of subjects who achieve a Psoriasis Area and Severity Index (PASI) score response of ≥75% (PASI 75) and the proportion of subjects who achieve a Static Physician's Global Assessment (sPGA) at of 0 or 1 at Week 16. The FDA requested two Phase III safety and efficacy studies and also encouraged us to enroll adolescent patients due to the strong safety profile of the drug demonstrated over the development history and prior clinical studies.

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

The discovery of Piclidenoson’s efficacy in Lowe Syndrome was made by researchers at the University of Naples Federico II and The Telethon Institute of Genetics and Medicine in Italy after testing thousands of compounds in search of a treatment. We and Fondazione Telethon signed an agreement outlining their collaboration for the development of Piclidenoson for the treatment of Lowe Syndrome. As a rare genetic disease in dire need of a treatment, Lowe Syndrome may qualify for an accelerated approval path.

In March 2025, we announced that we completed a Phase II design for the treatment of Lowe Syndrome and preparatory work is undergoing for the initiation of the clinical study. Dr. Franchesca Emma from the Division of Nephrology, Bambino Gesù Children's Hospital - IRCCS Rome Italy, agreed to be the principal investigator of the study. The Phase II open study is expected to enroll 5 patients that will be treated twice daily with 3 mg Piclidenoson for 12 months. The study’s primary end point will be the efficacy of Piclidenoson in increasing 99mTc-DMSA renal uptake. Commencement of the Phase II study is expected in second half of 2025.

Topical Piclidenoson

In April 2022, we announced we are developing a topical psoriasis treatment with Piclidenoson. In a preclinical model, imiquimod-induced skin psoriasis, daily treatment with topical Piclidenoson significantly inhibited the disease as measured by PASI calculated based on observation of erythema, thickness, scaling, and a score of skin lesions.

Osteoarthritis in Canine

On June 28, 2021, we entered into a Patent and Know-how License Agreement, or the Vetbiolix Agreement, with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. During 2022, Vetbiolix completed dose-ranging pharmacokinetic (PK) studies in dogs and determined the optimal efficacy and safety dosage for a planned European multicentric clinical study. Piclidenoson was well tolerated, with the PK data proportional to dose. Pre-clinical studies were also conducted showing Piclidenoson has a very favorable safety profile. Based on these data, Vetbiolix conducted a clinical study in dogs with osteoarthritis yielding positive results in the second half of 2024. The study looked at the effect of 90 days treatment with Piclidenoson at 100 μg/kg and 500 μg/kg twice daily orally in dog patients with osteoarthritis. Including all evaluable patients, the primary objective was the Liverpool Osteoarthritis in Dogs (LOAD) questionnaire for the assessment of symptoms severity evaluated on dog’s mobility. The secondary objectives included Visual Analog Scale (VAS) for pain assessment by pet parents and Numerical Rating Score (NRS) for (i) lameness and (ii) pain assessment by the veterinarian. The study reached the primary and secondary endpoints with a dose and time dependent inhibitory effect of Piclidenoson on LOAD and VAS, together with a favorable trend on NRS scores, demonstrating significant improvement in clinical status and decrease in pain utilizing the 500 µg/kg dose. As a result, Vetbiolix exercised its option to obtain the license from us in September 2024.

In March 2025, we announced Vetbiolix is initiating an advanced clinical study in dogs with osteoarthritis, utilizing oral daily treatment with Piclidenoson.

See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements—Development and Commercialization Agreement and License Agreement with Vetbiolix” for additional information.

Namodenoson (CF102)

Namodenoson is our second drug candidate and is under development for the treatment of HCC, hepatitis C virus, or HCV, or NAFLD, the precursor to MASH. Namodenoson is also a small, orally bioavailable molecule, and an A3AR agonist, with high affinity and selectivity to the A3AR. In comparison to the expression in adjacent normal liver tissue, the A3AR is over-expressed in tumor tissues of patients with HCC, and the over-expression is also reflected in the patients’ PBMCs. A3AR over-expression in the patients’ tumor cells and PBMCs is attributed to high expression of certain A3AR transcription factors. The binding of Namodenoson to the A3AR results in down-regulation, or a decrease in the quantity of a cellular component, such as the number of receptors on a cell’s surface, of certain A3AR transcription factors. Our studies have shown that this down-regulation leads to apoptosis of HCC cells. In our pre-clinical and clinical studies, Namodenoson demonstrated anti-cancer, anti-viral and liver protective effects. As a result, we believe that Namodenoson can be used to treat a variety of oncological and liver-related diseases and viruses.

In February 2012, the FDA granted an orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. Subsequently, in October 2015, the EMA granted Namodenoson orphan drug designation for the treatment of HCC. In addition, in October 2024, the FDA granted orphan drug designation to Namodenoson for the treatment of pancreatic cancer.

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

Israel’s Ministry of Health has previously approved Namodenoson for compassionate use for HCC and decompensated liver cirrhosis. In March 2025, we received a single FDA approval for the compassionate use treatment with Namodenoson of a U.S. based pancreatic cancer patient.

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

NAFLD/MASH, also called “fatty liver disease,” is a condition in which fat builds up inside the liver causing inflammation. Prior to the presence of inflammation, the disease was simply referred to as NAFLD, the most common form of liver disorder in the United States. The accumulation of macroglobular fat inside the liver causes oxidative stress that reduces the efficiency of the liver and can lead to increased liver enzymes such as alanine aminotransferase and aspartate aminotransferase. Loss of liver efficiency and oxidative stress leads to inflammation, liver cell ballooning, and the development of MASH. Prolonged inflammation results in cirrhosis (scar tissue), liver failure, or liver cancer.

Pancreatic Cancer: Pancreatic cancer is one of the most aggressive malignancies with an overall 5-year survival rate of 8%. The primary cause of this low survival rate is the absence of early detection methods and the vulnerability to early metastasis, resulting in a stage IV diagnosis in over half of the cases (52%). Another key reason for the low survival rate is the limited effectiveness of the available treatment options, as the efficacy of gemcitabine alone, or in combination with other chemotherapies is modest, and checkpoint inhibitors failed to show a significant clinical benefit. Thus, novel and effective therapies for pancreatic cancer are clearly needed.

Pre-Clinical Studies with Namodenoson

In pre-clinical pharmacology studies, Namodenoson inhibited the growth of HCC via the induction of tumor cell apoptosis.

In preclinical studies, Namodenoson revealed its capability to act as an anti NAFLD/MASH agent and data has shown as follows:

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

Clinical Studies of Namodenoson

Phase I Clinical Study

Namodenoson completed a Phase I double-blind, randomized, placebo-controlled, ascending single dose trial to evaluate the safety, tolerability, and pharmacokinetics of orally administered Namodenoson in healthy volunteers. The study was conducted in the United States under an open IND. Namodenoson was found to be safe and well-tolerated with a half-life time of 12 hours. See Figure 4.

Figure 4: Half-life of orally administered Namodenoson - Phase I Clinical Study

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

In February 2021, we announced that two patients continued to receive Namodenoson treatment from our Phase II study of HCC after nearly four years under an open label extension. Additional findings show disappearance of ascites, normal liver function and good quality of life. In one patient stable disease has been recorded with disappearance of peritoneal carcinomatosis. Namodenoson continued to demonstrate a good safety profile and was well tolerated with no severe adverse events reported. Furthermore, in December 2021, we reported that the last patient treated under the open label extension experienced a complete response and treatment is ongoing under a compassionate use program established in Romania in August 2022. Under treatment with Namodenoson, we reported that the patient survived eight years, during which time the clinical benefits of treatment have included the disappearance of ascites, normal liver function, and the disappearance of peritoneal carcinomatosis leading to complete clearance of all cancer lesions.

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

Based on the input received from the FDA and EMA, are conducting Liveration, a pivotal Phase III, randomized, double blind, placebo controlled trial of Namodenoson, that will enroll approximately 450 patients with HCC and underlying CPB7 cirrhosis at multiple centers worldwide. Patients will be randomized to oral treatment with either Namodenoson 25 mg or matching placebo given twice daily. The primary efficacy endpoint of the trial is overall survival (OS), based on the favorable OS response seen in the Phase II trial in patients with HCC and CPB7 cirrhosis. Other oncology trial efficacy outcomes, such as tumor radiographic response rates and median progression-free survival, as well as standard safety parameters, will be assessed. The study is designed to support an NDA submission in the U.S. and a marketing authorization application, or MAA, in Europe. The Phase III study is currently open for enrollment.

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

Metabolic Dysfunction-Associated Steatohepatitis (MASH)

We conducted a Phase II double-blind, placebo-controlled, dose-finding efficacy and safety study that enrolled 60 patients with NAFLD with or without MASH in three clinical sites in Israel including Hadassah Medical Center, Jerusalem; Rabin Medical Center, Petach Tikva; and Holy Family Hospital, Nazareth; with Prof. Rifaat Safadi as the Principal Investigator. Patients with evidence of an active inflammation were treated twice daily with 12.5 mg (n=21) or 25 mg (n=19) of oral Namodenoson vs. placebo (n=20). The patients were treated for 12 weeks and followed-up until week 16. The study’s end points included among others alanine aminotransferase (ALT) and aspartate aminotransferase (AST) blood level, % of liver fat, liver stiffness, serum adiponectin, leptin and patient’s weight loss. In April 2020 we announced top-line data and in June 2020 we announced our final data analysis. As a whole, the data show that Namodenoson at the 25 mg dose produced statistically significant results in all measures of efficacy, while also having a strong safety profile and well tolerated.

Therapeutically significant positive data and trends were found as follows:

Anti-Inflammatory Effect: Namodenoson significantly reduced two liver enzymes, AST and ALT, which are elevated in a damaged liver, and increased the anti-inflammatory cytokine adiponectin known also to act as an anti-fibrotic factor. Serum adiponectin levels increased in the 25 mg dose group by 220 ng/mL and the 12.5 mg dose group by 539 ng/mL (p=0.03). Adiponectin is a cytokine with robust anti-inflammatory and anti-fibrotic effects that is used as a biomarker in NAFLD/MASH trials. In addition, a dose response decrease compared to placebo was observed, indicating a reduction of hepatic inflammation was achieved: (i) % of patients who reached ALT normalization at follow up was 36.8% in the 25 mg dose vs. 10% in the placebo (p=0.038). In the 12.5 mg dose, 23.8% was recorded at follow up, (ii) ALT change from baseline (CFB) and % change from baseline (PCFB) - in the 25 mg group, CFB decreased by 15.4 U/L (p=0.066) and PCFB by 22% (p=0.079) compared to placebo (1.7 U/L, 3.0%, respectively); in the 12.5 mg group, a decrease CFB of 10.4 U/L and PCFB of 8.2% was recorded; and, (iii) AST CFB and PCFB - in the 25 mg group, CFB decreased by 8.1 U/L (p=0.03) and PCFB by 17.9% (p=0.05) compared to placebo (increase of 0.3 U/L, decrease of 1.3%, respectively). In the 12.5 mg group, a decrease in CFB of 7.4 U/L and PCFB of 8.1 % was recorded.

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

MASH - All Cases Resolved: 25% of patients randomized into the Namodenoson 25 mg dosed group had MASH at baseline, as compared to none in the placebo group, which comprised of patients who had NAFLD without MASH at baseline. Following 12 weeks of treatment, all MASH cases were resolved in patients treated with 25 mg of Namodenoson, as compared to new MASH that developed in the placebo group representing 5% of that population, with p<0.009. MASH was evaluated by FibroScan-AST (FAST) score, a noninvasive marker of MASH , the severe form of NAFLD (equivalent to biopsy findings of NAS≥4, F≥2), measured by FibroScan elastography, CAP and serum AST.

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

We are currently conducting a Phase IIb study Namodenoson in the treatment of MASH, having announced first patient enrollment in January 2022. The Phase IIb trial is a multicenter, randomized, double-blind, placebo-controlled study in subjects with biopsy-confirmed MASH. 140 subjects with MASH, as determined by a histological endpoint. Eligible subjects are randomly assigned in a 2:1 ratio to oral doses of Namodenoson 25 mg every 12 hours or a matching placebo for 36 weeks. In May 2024, we announced that we received IND clearance from the FDA for enrollment of U.S. patients. The protocol was developed in conjunction with Dr. Scott Friedman, Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York, and Dr. Stephen A. Harrison, Medical Director of Pinnacle Clinical Research, both of whom were involved in the design of Namodenoson’s Phase II study in NAFLD/MASH.

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

In September 2024, we received approval from the Israeli Ministry of Health to conduct an exploratory Phase IIa clinical trial with orally-administered Namodenoson in the treatment of pancreatic carcinoma. In October 2024, we received orphan drug designation from the FDA for Namodenoson for the treatment of pancreatic cancer. Subsequently, in November 2024, the first patient was enrolled. This is an open-label trial in patients with advanced pancreatic adenocarcinoma whose disease has progressed on at least first line therapy or who refuse standard treatment. The trial will evaluate the safety, clinical activity, and pharmacokinetics (PK) of Namodenoson in this population. All patients will receive oral Namodenoson 25 mg administered twice daily for consecutive 28-day cycles. Patients will be evaluated regularly for safety. Approximately 20 evaluable patients will be enrolled. The primary objective of this trial is to characterize the safety profile of Namodenoson and the secondary objective is to evaluate the clinical activity as determined by the Objective Response Rate (ORR) using Response Evaluation Criteria in Solid Tumors (RECIST 1.1), Progression-Free Survival (PFS), Disease Control Rate (DCR), Duration of Response (DoR), and Overall Survival (OS).

In March 2025, we received a single FDA approval for the compassionate use treatment with Namodenoson of a U.S. based pancreatic cancer patient.

Decompensated cirrhosis

In February 2025, we announced the disappearance of episodes of decompensated liver cirrhosis following treatment with Namodenoson under a compassionate use program. Decompensated liver cirrhosis, an advanced stage of cirrhosis often associated with liver failure, currently has no approved therapeutic options other than liver transplantation. At 20 months into treatment, the patient reported notable improvements in symptoms related to the disease, such as fatigue and edema. Prior to starting Namodenoson, the patient had experienced an episode of esophageal variceal bleeding, but no further gastrointestinal bleeding episodes have occurred since beginning therapy. Additionally, moderate ascites that were present before treatment have gradually resolved, with the patient now off diuretics for over a year. Liver stiffness, measured repeatedly during the course of treatment, shows a mean decline compared to levels recorded before therapy began. Importantly, elevated globulin levels – a marker of advanced liver disease – have also started to decrease.

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

In December 2023, we reported that new data on Namodenoson’s anti-obesity mechanism of action which demonstrated that treatment of fat cells (3T3-L1 adipocytes) with Namodenoson leads to modulation of proteins that increase adiponectin level. Adiponectin is a regulator of fat production in the cells, resulting in the inhibition of fat levels. Furthermore, Namodenoson reduced body weight in an experimental animal model of obesity induced by a high fat diet. In a Phase IIa MASH study, in patients treated with Namodenoson, a 2.1% weight loss was observed after 3 months of treatment (Safadi at Al) and a significant decrease in serum adiponectin levels was found.

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

In January 2017, a patent was granted to us by the USPTO covering A3AR ligands for use in the treatment of erectile dysfunction. The patent addresses methods for treating erectile dysfunction with different A3AR ligands including our erectile dysfunction drug candidate, CF602. With this new broader patent protection, we made a strategic decision to investigate additional compounds, owned by us, for the most effective and safest profile in this indication and we are seeking to partner development of CF602. In May 2024, a notice of allowance was received from the European Patent Office for CF602 as an oral or topical drug for patients such as diabetics, who suffer from erectile dysfunction, and cannot use the current drugs on the market.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2024, we have paid approximately 155,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement.

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

CKD Agreement

On October 25, 2016, we entered into an exclusive Distribution Agreement with CKD for the exclusive right to distribute Namodenoson for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals. On February 25, 2019, the Distribution Agreement was amended to expand the exclusive right to distribute Namodenoson for the treatment of MASH in South Korea. The Distribution Agreement further provides that we will deliver finished product to CKD and grant CKD a right of first refusal to distribute Namodenoson for other indications for which we develop Namodenoson.

The Distribution Agreement provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $6,000,000 with respect to the MASH indication. In addition, we are entitled to a transfer price of the higher of the manufacturing cost plus 10% or 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of MASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS on obtaining orphan drug designation in South Korea.

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

CMS Medical Agreement

On August 6, 2018, we entered into a License, Collaboration and Distribution Agreement with CMS for the exclusive right to develop, manufacture and commercialize Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of HCC and MASH in China (including Hong Kong, Macau and Taiwan).

Under the License, Collaboration and Distribution Agreement, we are entitled to $2,000,000 upon execution of the agreement plus milestone payments of up to $14,000,000 upon achieving certain regulatory milestones and payments of up to $58,500,000 upon achieving certain sales milestones, as follows: (i) $500,000 upon the granting of the marketing authorization of Piclidenoson in the United States for rheumatoid arthritis; (ii) $500,000 upon the granting of the marketing authorization of Piclidenoson in the European Union for rheumatoid arthritis; (iii) $500,000 upon the granting of the marketing authorization of Piclidenoson in the United States for psoriasis; (iv) $500,000 upon the granting of the marketing authorization of Piclidenoson in the European Union for psoriasis; (v) $500,000 upon the granting of the marketing authorization of Namodenoson in the United States for HCC; (vi) $500,000 upon the granting of the marketing authorization of Namodenoson in the European Union for HCC; (vii) $500,000 upon the granting of the marketing authorization of Namodenoson in the United States for NAFLD/MASH; (viii) $500,000 upon the granting of the marketing authorization of Namodenoson in the European Union for NAFLD/MASH; (ix) $2,500,000 upon the issuance of an imported drug license permitting the product to be imported into and marketed in China, or the IDL and granting of marketing authorization of Piclidenoson in China for rheumatoid arthritis; (x) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Piclidenoson in China for psoriasis; (xi) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Namodenoson in China for HCC; (xii) $2,500,000 upon the issuance of the IDL and granting of marketing authorization of Namodenoson in China for NAFLD/MASH; and (xiii) between $1,000,000 and up to $30,000,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double-digit percentage royalties on net sales of Piclidenoson and Namodenoson in the licensed territories. To date, we have received a total of $2,000,000 from CMS in upfront and milestone payments.

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

Ewopharma Agreement

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and MASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that we may identify for its drug candidates. We will also be entitled to a transfer price for delivering finished product to Ewopharma. In January 2024, we entered into an amendment to the distribution agreement with Ewopharma to expand the distribution to include the indication of pancreatic cancer with respect to Namodenoson. To date, we have received a total of $2.25 million from Ewopharma in upfront, milestone and royalty payments.

Development and Commercialization Agreement and License Agreement with Vetbiolix

On June 28, 2021, we entered into the Vetbiolix Agreement with Vetbiolix, a France-based veterinary biotech company and veterinary partner, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. Vetbiolix had the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix conducted proof-of-concept studies and covered all associated costs. The option to the licensed know-how and our patents was initially for a period of two years, which such period was extended by additional 15 months in February 2024. The studies yielded positive data and Vetbiolix exercised its option to obtain the license from us in September 2024.

Following Vetbiolix’s activation of its option to obtain the license pursuant to the Vetbiolix Agreement, we granted Vetbiolix an exclusive option to utilize the licensed know-how and certain of our patents solely for the purpose of supporting Vetbiolix’s research, development, manufacturing and commercializing of its compounds and/or products in the field throughout the territory. Vetbiolix is obligated to pay us upfront and milestone payments of €250,000 (approximately $271,000), which was received in October 2024. In addition, Vetbiolix agreed to pay us payments equal to 30% for each upfront and milestone payment received from and sublicensee and 15%-40% royalties on net sales upon regulatory approval for veterinary use.

Total Revenues by Category of Activity and Geographic Markets

Historically, we have generated revenues from payments received pursuant to our out-licensing agreements with respect to Piclidenoson and Namodenoson. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements.”

For the year ended December 31, 2024, we recorded the following revenues: (i) $0.07 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.07 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; (iii) $0.05 million under the Distribution Agreement with Cipher; (iv) $0.21 million under the Distribution Agreement with Ewopharma; and (v) $0.27 million under the Vetbiolix Agreement.

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

Patents

As of March 31, 2025, we owned or exclusively licensed (from Leiden University) 15 patent families that, collectively, contain approximately 199 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application which is currently pending in various countries around the world concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	A3AR ligands to treat viral diseases - a family of patents which pertain to use of substances that bind to the A3AR for the treatment of viral diseases, such as AIDS and hepatitis, and which inhibit viral replication. Such patents were granted in the United States, in Europe (by the EPO and validated in France, Germany, Italy, Switzerland and the United Kingdom), Australia, China, Israel, Japan, Singapore, Canada and Hong Kong. These patents have a filing date of January 1, 2002 and a priority date of January 16, 2001 and expired in January 2022, other than the U.S. patent that expired in 2023.

●	A3AR ligands to treat RA - a patent which pertains to the use of A3AR agonists for the treatment of inflammatory arthritis, in particular rheumatoid arthritis. This patent was granted in the United States and expired in 2023.

●	A3AR as a predictive and follow up biomarker - a family of patents and patent applications which pertain to a method of identifying inflammation, determining its severity, and determining and monitoring the efficacy of the anti-inflammatory treatment by determining the level of A3AR expression in white blood cells as a biological marker for inflammation. These patents were granted in the United States, Europe (by the EPO and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Israel, Japan, China, Mexico and Canada. Maintenance of these patents was discontinued and they are no longer in force. Each of the patents and the patent application has a filing date of November 30, 2005 and a priority date of December 2, 2004.

●	Specific dose to protect from psoriasis - a family of patents and patent applications which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. Each of the patents and the patent application has a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis - a family of patents which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom). These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008, and a priority date of March 14, 2007.

●	Osteoarthritis (OA) indication - a family of patents and patent applications which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in 2026. These patents and patent applications have a filing date of November 29, 2006, and a priority date of November 30, 2005.

●	Liver protection- a family of patents which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). The patents are set to expire in 2028. Each patent in this family has a filing date of October 22, 2008, and a priority date of October 15, 2007.

●	Erectile dysfunction - a family of patents and patent applications which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Europe (by the EPO as a unitary patent and also validated in Switzerland, and United Kingdom), Australia, China, Hong Kong, Canada, South Korea, Israel, Mexico and Japan and a patent application in Brazil. The patents and patent applications have a filing date of August 8, 2013, with priority dates of August 8, 2012, and November 12, 2012.

●

CAR T induced cytokine release syndrome - a family of patent applications which pertains to the use of A3AR ligands for managing cytokine release syndrome. This family includes patent applications in Israel and in the U.S., EP and HK claiming priority from this Israeli application. The US, EP and HK patent applications have a filing date of September 16, 2018, and the Israeli patent application has a filing date of September 17, 2017. Maintenance and prosecution of these patent applications were discontinued.

●	NAFLD/NASH - a family of patents and patent applications which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes granted patents in U.S., Israel, Europe (by the EPO and validated in Austria, Belgium, Bulgaria, Croatia, Czechia, Denmark, Estonia, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom and Turkey), South Korea, Hong Kong, China, Japan, Canada and Mexico. The patents have a filing date of November 22, 2016.

●	Obesity - a family of patent applications which pertains to the use of A3AR ligand for reducing the level of adipocytes and specifically, for treating obesity. This family includes a granted patent in Australia and the U.S., and patent applications in Brazil, Canada, China, Europe, Israel, Japan, Mexico, Korea and Hong Kong. These patent applications have a filing date of January 6, 2020.

●	Cannabinoids - a family of patent applications pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This family includes patent applications in India, Mexico, Korea, Singapore, and Thailand, . These patent applications have a filing date of January 14, 2021.

●	PD-1/PD-L1 - an Israeli patent application pertaining to the use of PD-1/PD-L1 axis inhibitor in combination with an A3AR. This Israeli patent application has a filing date of January 29, 2020. Maintenance and prosecution of this patent application was discontinued.

●	Treatment of advanced cancer - a family of patent applications that makes use of A3AR ligands, particularly Namodenoson, for the treatment of advanced solid cancer, including advanced liver cancer. This family includes patent applications in the US, Australia, Brazil, Canada, Turkey, Japan, South Korea and Mexico. The US application was filed on December 28, 2022, claiming priority from a provisional application that was filed on December 29, 2021.

●	Treatment of joint inflammation - an Israeli patent application that makes use of A3AR ligands for the local treatment of articular arthritis. This patent application was filed on January 9, 2023, and abandoned. A new Israeli application was filed December 17, 2024 setting a new priority date.

●	Treatment of psoriasis - a family of patent applications that makes use of A3AR ligands for the treatment of psoriasis (6mg daily dose). This family includes patent applications in Argentina, Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Mexico, Korea, South Africa, and the US. These patent applications have a filing date of June 29, 2023.

●	Treatment of pancreatic cancer - a PCT patent application that makes use of A3AR ligands for the treatment of pancreatic cancer, including advanced forms. This patent application was filed on January 21, 2024.

●	Namodenoson method of synthesis - a family of patents which pertain to the method for producing Namodenoson. This family includes a PCT application and patent applications in Argentina, Brazil, China, India and the US. These patent applications have a filing date of March 10, 2025.

We currently hold an exclusive license from Fondazione Telethon ETS (Italy) to a PCT patent application that makes use of A3AR ligands for the treatment of diseases associated with OCRL gene disfunction, e.g., Dent disease and Lowe Syndrome. The PCT application was filed on July 1, 2024.

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

Clinical and Scientific Advisory Board

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers, UCB, Takeda, and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, AstraZenca, Beigene, Novartis, and Bristol-Myers. Competitors in the MASH field include companies such as Madrigal, Akero, 89Bio, Viking, Altimmune, and Sagimet. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals.

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

Namodenoson for the Treatment of Canine Arthritis

The arthritis market for companion animals is estimated by Coherent Market Insights to be $3.8 billion in 2023 and is expected to grow to $6.3 Billion by 2030.

The American Veterinary Medical Association (AVMA) reported that 45.5% of U.S. households contained a dog in 2024, a percentage that had steadily increased over the past three decades. The American Pet Products Association (APPA) estimates there are 65 million dogs in the U.S. and 900 million around the globe, according to World Atlas, with 54 million in China and 106 million in Europe, according to the European Pet Food Industry. The UK’s Canine Arthritis Management notes that 35% of all dogs and up to 80% of dogs over the age of 8 years old suffer from osteoarthritis (OA). The market leading company is Zoetis, which markets Librela (bedinvetmab injection) for canine OA, which generated $581 million in revenue in calendar 2024, growing 80% year-over-year from calendar 2023.

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

In February 2012, the FDA granted orphan drug status for the active moiety, or the part of the drug that is responsible for the physiological or pharmacological action of the drug substance, of Namodenoson for the treatment of HCC. In October 2015, the EMA granted Namodenoson orphan drug designation for the treatment of HCC. Subsequently, in October 2024, the FDA granted orphan drug status for the indication of pancreatic cancer.

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

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and ten years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the ten-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity-see also “Orphan Drug Designation and Exclusivity”. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009, as amended. A six-month additional extension is available in accordance with Regulation (EC) No 1901/2006 if the SPC relates to a medicinal product for children for which data has been submitted according to a Paediatric Investigation Plan (PIP). Such SPCs extend the rights under the basic patent for the drug (see below sub “Patent Term Extension”).

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

United Kingdom

The withdrawal of the United Kingdom (U.K.) from the E.U. took effect on January 1, 2021, and there are 27 member states remaining in the E.U. As of January 1, 2021, the U.K. is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the U.K. has retained the E.U. regulatory regime with certain modifications as standalone U.K. legislation. Therefore, the U.K. regulatory regime is currently similar to E.U. regulations, but the U.K. may adopt changed regulations that may diverge from the E.U. legislative regime for medicines and their research, development and commercialization. For a two-year period starting January 1, 2021, the U.K. adopted transitional provisions, which inter alia applied to the importation of medicines into the U.K. and relied on certain EMA marketing authorization application procedures. Following the end of this transition period, the U.K. regulatory regime currently mirrors E.U. regulations, but, it may however, diverge in the future as the U.K. adopts new regulations for medicines and research, development, and commercialization.

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

D. Property, Plants and Equipment

We are headquartered in Ramat Gan, Israel. We lease office space for NIS 4,000 ($1,153 based on December 31, 2024 exchange rate by Bank of Israel) per month. As of December 31, 2024, we did not have obligation to any lease payments related to our office space.

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

Overview

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Our platform technology utilizes the Gi protein associated or A3AR as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease. In addition, our product candidateds also induce the production of positive cytokines such as granulocyte colony stimulating factor (G-CSF) and adiponectin which are responsible for the chemo-protective and liver-protective effects of the drugs on liver

Our product candidates, CF101, CF102 and CF602, are being developed to treat oncological and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA for patients with advanced HCC. who failed first line treatment. Due to the liver protective effect of Namidenoson, it is also being developed for the treatment of MASH (also known as MASH). Namodenoson is also being developed for the treatment of pancreatic cancer based on pre-clinical findings showing robust anti-pancreatic tumor growth. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases such as prostate cancer, viral diseases, such as the JC virus, obesity and Lowe Syndrome.

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

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and MASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and NAFLD/MASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC, MASH and pancreatic cancer to Ewopharma, for Central Eastern Europe and Switzerland.

Currently, (i) we initiated a pivotal Phase III study for Piclidenoson in the treatment of psoriasis, following meetings with the FDA & EMA, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are conducting a Phase IIb study of Namodenoson in the treatment of MASH which is enrolling patients, (iv) we are conducting an exploratory Phase IIa study with Namodenoson for the treatment of pancreatic cancer, (v) we are undertaking preparatory work for a Phase II study with Piclidenoson for the treatment of Lowe syndrome, and (vi) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction. Since inception, we have incurred significant losses in connection with our research and development.

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

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDA for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/MASH and are responsible for the anti-inflammatory, anti-steatotic and anti-fibrotic effect in the liver. Most recently, pre-clinical data support Piclidenoson’s potential utilization for the treatment of Lowe Syndrome and Namodenoson’s potential utilization as an anti-obesity drug.

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

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2024, we had an accumulated deficit of approximately $166.4 million. Although we have recognized revenues in connection with our existing out-licensing agreements with, Cipher, CKD, Gebro, Ewopharma, Vetbiolix and our historic out-licensing agreement with KD, CMS, Kyongbo and Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2024, we had approximately $4.8 million of cash and cash equivalents and $3.1 million of short-term deposits. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in our on-going trials. In August 2024, we raised approximately $5.0 million in gross proceeds (approximately $4.5 million net of issuance costs) from a warrant inducement  transaction. In addition, in August 2024, we entered into the ATM Agreement with Wainwright, as sales agent, pursuant to which we have sold approximately $2.4 million in gross proceeds (approximately $2.2 million net of issuance costs) as of December 31, 2024.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with, Cipher, CKD, Gebro, Kyongbo, Ewophrma and Vetbiolix, and our historic out-licensing agreement with Kwang Dong and SKK.

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

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $6,000,000 with respect to the MASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of MASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”.

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

In March 2021, we signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, HCC, the most common form of liver cancer, and MASH. Under the terms of the distribution agreement, Ewopharma we received $2.25 million upfront and are entitled to up to an additional $40.45 million payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. We will also be entitled to a transfer price for delivering finished product to Ewopharma. In January 2024, we entered into an amendment to the distribution agreement with Ewopharma to expand the distribution to include the indication of pancreatic cancer with respect to Namodenoson. To date, we have received a total of $2,250,000 from Ewopharma in upfront, milestone and royalty payments.

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

On June 28, 2021, we entered into the Vetbiolix Agreement with Vetbiolix, a France-based veterinary biotech company and veterinary partner, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. Vetbiolix had the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix conducted proof-of-concept studies and covered all associated costs. The option to the licensed know-how and our patents was initially for a period of two years, which such period was extended by additional 15 months in February 2024. The studies yielded positive data and Vetbiolix exercised its option to obtain the license from us in September = 2024. Following Vetbiolix’s activation of its option to obtain the license pursuant to the Vetbiolix Agreement, we granted Vetbiolix an exclusive option to utilize the licensed know-how and certain of our patents solely for the purpose of supporting Vetbiolix’s research, development, manufacturing and commercializing of its compounds and/or products in the field throughout the territory. Vetbiolix is obligated to pay us upfront and milestone payments of €250,000 (approximately $271,000), which was received in October 2024. In addition, Vetbiolix agreed to pay us payments equal to 30% for each upfront and milestone payment received from and sublicensee and 15%-40% royalties on net sales upon regulatory approval for veterinary use.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	COMFORT Phase III study in psoriasis	Pivotal Phase III study initiated following meetings with FDA & EMA expected in first half of 2025.
	Lowe Syndrome	Commencement of Phase II study expected in second half of 2025

Namodenoson	LIVERATION Phase III in HCC	Enrolling patients
	Phase IIb study in MASH	Enrolling patients
	Phase IIa study in pancreatic cancer	Enrolling patients

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2022, 2023 and 2024; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2022	2023	2024	Inception
Piclidenoson	2,790	1,471	560	48,618
Namodenoson	3,383	2,989	3,389	25,788
CF602	6	-	-	1,740

Other projects	-	-	-	4,129
Total gross direct project costs (1)	6,179	4,460	3,949	80,275

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2024, we have incurred research and development expenses of approximately $151.9 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Share-based Compensation

We account for share-based compensation arrangements in accordance with ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss. We recognize compensation expenses for the value of its awards granted based on the vesting acceleration approach over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements. See Note 12 – Segment Reporting for further information.

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

In November 2024, the FASB issued ASU 2024-03 “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures”, orASU 2024-03, which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

Recent Offerings

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

On November 21, 2023, we entered into an inducement offer letter agreement, or the November 2023 Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 1,363,637 ADSs representing 409,091,100 ordinary shares issued in January 2023 at an exercise price of $6.00 per ADS, or the January 2023 Series A Warrants, and (ii) 600,000 ADSs representing 180,000,000 ordinary shares issued in December 2021 at an exercise price of $5.50 per ADS, or the December 2021 Warrants and together with the January 2023 Series A Warrants, the November 2023 Existing Warrants. Pursuant to the November 2023 Inducement Letter, the Holder agreed to exercise for cash its November 2023 Existing Warrants to purchase an aggregate of 1,963,637 ADSs representing 589,091,100 ordinary shares at a reduced exercise price of $1.53 per ADS in consideration of our agreement to issue new warrants to purchase ADSs to purchase up to an aggregate of 3,927,274 ADSs representing 1,178,182,200 ordinary shares at an exercise price of $1.75 per ADS (subject to adjustment as set forth therein). In addition, we also agreed to reduce the exercise price of certain series B warrants to purchase 1,363,637 ADSs representing 409,091,100 ordinary shares issued on January 13, 2023 and held by the Holder from $5.50 per ADS to $1.75 per ADS and extend the term of such series B warrants to twenty months from the closing date of the transactions contemplated by the November 2023 Inducement Letter. We paid an aggregate of approximately $386,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 137,455 ADS on the same terms as the warrant.

On August 8, 2024, we entered into an inducement offer letter agreement, or the August 2024 Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 1,363,637 ADSs representing 409,091,100 ordinary shares issued in January 2023 at an exercise price of $1.75 per ADS, or the January 2023 Series B Warrants, and (ii) 1,493,506 ADSs representing 448,051,800 ordinary shares issued in November 2023 at an exercise price of $1.75 per ADS, or the November 2023 Warrants and together with the January 2023 Series B Warrants, the August 2024 Existing Warrants. Pursuant to the August 2024 Inducement Letter, the Holder agreed to exercise for cash its August 2024 Existing Warrants to purchase an aggregate of 2,857,143 ADSs representing 857,142,900 ordinary shares at the exercise price of $1.75 per ADS in consideration of our agreement to issue new warrants to purchase ADSs to purchase up to an aggregate of 5,714,286 ADSs representing 1,714,285,800 ordinary shares at an exercise price of $2.25 per ADS (subject to adjustment as set forth therein). We paid an aggregate of approximately $512,052 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 200,000 ADS at an exercise price of $2.1875 per ADS.

On August 30, 2024, we entered into the ATM Agreement with Wainwright, as sales agent. Pursuant to the ATM Agreement, we may offer and sell our ADSs having an aggregate offering price of up to $9.0 million, from time to time through Wainwright. Wainwright will receive a commission equal to 3.0% of the gross proceeds from the sale of the ADSs and will be reimbursed for certain specified expenses in connection with entering into the ATM Agreement. As of March 31, 2025, we sold 1,399,517 of our ADSs pursuant to the ATM Agreement for aggregate gross proceeds of approximately $3.06 million.

A. Results of Operations

Comparison of the Year Ended December 31, 2024 to Year Ended December 31, 2023

Revenues

Revenues for the year ended December 31, 2024 were $0.67 million, a decrease of $0.07 million, or 9.3%, compared to $0.74 million for the year ended December 31, 2023. The decrease in revenues was mainly due to the recognition a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals offset by a recognition of advance payment received under the Vetbiolix Agreement.

Research and development expenses

Research and development expenses for the year ended December 31, 2024 were $5.75 million, a decrease of $0.23 million, or 3.8%, compared to $5.98 million for the year ended December 31, 2023. Research and development expenses for the year ended December 31, 2024 comprised primarily of expenses associated with the completion of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The decrease is primarily due to a decrease in expenses associated with Piclidenosnon.

General and administrative expenses

General and administrative expenses were $3.04 million for the year ended December 31, 2024, an increase of $0.09 million, or 3.1%, compared to $2.95 million for the year ended December 31, 2023. The increase is primarily due to higher public relationship expenses. We expect that general and administrative expenses will remain at the same level through 2025.

Financial income (expenses), net

Financial income, net for the year ended December 31, 2024 aggregated $0.25 million compared to $0.56 million for the year ended December 31, 2023. The decrease in financial income, net was mainly due to decrease interest from deposits.

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

Research and development expenses

Research and development expenses for the year ended December 31, 2023 were $5.98 million, a decrease of $1.78 million, or 22.9%, compared to $7.76 million for the year ended December 31, 2022. Research and development expenses for the year ended December 31, 2023 comprised primarily of expenses associated with the completion of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The decrease is primarily due to a decrease in expenses associated with Piclidenosnon.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2024, we had approximately $7.88 million in cash, cash equivalents and short-term deposits, and have invested most of our available cash funds in ongoing cash accounts. Our board of directors approved a contingency plan, to be implemented, in whole or in part, at our discretion, to allow us to continue our operations and meet our cash obligations. The contingency plan consists of cost reduction, which include mainly deferral and reprioritization of certain research and development programs that would involve reduced program spend and reduction in compensation paid to key management personnel until additional financing is obtained. Based on our current projections and plans, we have concluded that our existing capital resources will be adequate to satisfy our expected liquidity requirements for at least twelve months from the filing date.

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

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	regaining and maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide; and

●	the impact of the Russian invasion of Ukraine and the war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

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

Cash Flows

The following tables sets forth selected cash flow information for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	U.S. $ in thousands

Cash used in operating activities:	$(7,637)	$(8,440)	$(10,801)
Cash provided by investing activities:	$1,495	$498	$9,502
Cash provided by financing activities:	$6,711	$9,144	$-
Exchange differences on balances of cash and cash equivalents	$(22)	$98	$(113)
	$547	$1,300	$(1,472)

Net cash used in operating activities was $7.6 million for the year ended December 31, 2024, compared with net cash used in operating activities of $8.4 million and $10.8 million for the years ended December 31, 2023 and 2022, respectively. The $0.80 million decrease in the net cash used in operating activities during 2024, compared to 2023, was primarily the result of decrease in our direct clinical activity.

Net cash provided by investing activities for the year ended December 31, 2024 was $1.5 million compared to net cash used in investing activities of $0.5 million and $9.5 million for the years ended December 31, 2023 and December 31, 2022, respectively. The increase in net cash provided by investing activities for the year ended December 31, 2024 compared with 2023 was primarily due to a higher maturity of a short term deposit in 2024 compared with 2023.

Net cash provided by financing activities was $6.7 million for the year ended December 31, 2024, compared to $9.1 million provided by financing activities for the year ended December 31, 2023 and $0 million of net cash provided by financing activities for the year ended December 31, 2022. The decrease in net cash provided by financing activities during 2024 compared to 2023 was due to decrease in issuance of shares and warrants, net of issuance expenses during 2024.

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2024:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leiden University milestones(1)	31,229	10,410	20,819	-	-
Car lease obligations	134,373	52,792	81,581	-	-
Total	165,602	63,202	102,400	-	-

(1)	The obligations above do not include a potential milestone payment of €50,000 upon the initiation of a Phase I study, €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2024.

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

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition and stock-based compensation. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Pnina Fishman, Ph.D.	75	Chairman of the Board, Chief Scientific Officer

Motti Farbstein	61	Chief Executive, Financial and Operating Officer

Sari Fishman, Ph.D.	52	VP of Business Development

Guy Regev(1)(2)(3)(4)(5)	54	Director

Abraham Sartani, M.D.(4)(5)	77	Director

Yoseph Bornstein(1)(2)(4)(5)	66	Director

Yaacov Goldman (1)(2)(3)(4)(5)	68	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

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

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2024, in addition to the five members of the Board of Directors, we consider two other individuals, including our Chief Executive Officer, who is also our Chief Financial Officer, and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 7 persons	1,708	*

*	This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2024.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Executive Chairman and Chief Scientific Officer	324	(1)	154	44	23	545

Motti Farbstein Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	349	(2)	145	44	20	558

Sari Fishman VP Business Development	232	(2)	75	26	23	356

Yaacov Goldman External Director	30	(3)	-	38	-	68

Guy Regev External Director	30	(3)	-	38	-	68

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2024 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(5)	Amount represents cost of use of company car.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 53,155 or $14,575 (based on the exchange rate reported by the Bank of Israel on December 31, 2024), and payment of NIS 3,552 or $974 (based on the exchange rate reported by the Bank of Israel on December 31, 2024) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 100,00 or $27,420 (based on the exchange rate reported by the Bank of Israel on December 31, 2024) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 23,600,000 ordinary shares, of which (i) 200,000 options to purchase 200,000 ordinary shares have an exercise price of NIS 3.573 per ordinary share or $0.98 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), fully vested as of the date of this Annual Report, (ii) 400,000 options to purchase 400,000 ordinary shares have an exercise price of NIS 2.344 per ordinary share or $0.64 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), fully vested as of the date of this Annual Report , (iii) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing May 27, 2020, and expire on May 27, 2030, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing April 13, 2021, and expire on April 13, 2031, (v) 3,000,000 options to purchase 3,000,000 ordinary shares have an exercise price of NIS 0.25 per ordinary share or $0.07 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing September 5, 2022, and expire on July 16, 2032, (vi) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0261 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 3033 and (vii) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0275 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing August 7, 2024 and expire on May 7, 2034.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Executive Financial and Operating Officer. Mr. Farbstein’s current gross monthly salary is NIS 80,000 or $21,935 (based on the exchange rate reported by the Bank of Israel on December 31, 2024). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report , Mr. Farbstein has outstanding options to purchase an aggregate of 19,960,000 ordinary shares, of which (i) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.18 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), fully vested, (ii) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), fully vested, (iii) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), fully vested, (iv) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing May 27, 2020 and expire on May 27, 2030, (v) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing April 13, 2021 and expire on April 14, 2031; (vi) 2,000,000 options to purchase 2,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing July 7, 2022 and expire on July 6, 2032, (vii) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0261 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 2033 and (viii) 7,500,000 options to purchase 7,500,000 ordinary shares have an exercise price of NIS 0.0275 per ordinary share or $0.007 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), vesting on a quarterly basis over four years commencing August 7, 2024 and expire on May 7, 2034.

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

Election of Directors and Terms of Office

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13. The Board of Directors is presently comprised of five members.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; and we currently have a vacancy for our Class II Director.

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

On June 30, 2023, Dr. Pnina Fishman was appointed as Chairman of the Board, and Ilan Cohn, the former Chairman of the Board, remained as one of our Class II directors until the close of the annual meeting held in 2024. On August 7, 2023 at an annual general meeting of our shareholders, Yaacov Goldman was elected to serve for an additional three-year term ending July 24, 2026. On August 5, 2021, at a special meeting of our shareholders Yoseph Bornstein was elected to serve as one of our external directors for a three-year term ending July 29, 2027.

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

D. Employees.

As of December 31, 2024, we had 5 employees, 2 of whom were employed in management and administration, 2 of whom were employed in research and development and 1 of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2025 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 3,105,926,493 ordinary shares outstanding as of March 31, 2025 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2025, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Pnina Fishman, Ph.D.	13,550,933	(1)	**
Motti Farbstein	9,961,133	(2)	**
Sari Fishman, Ph.D.	7,671,250	(3)	**
Guy Regev	5,547,240	(4)	**
Abraham Sartani, M.D.	5,523,000	(5)	**
Yaacov Goldman	5,523,000	(6)	**
Yoseph Borenstein	5,475,000	(7)	**
Senior Management and Directors as a group (7 persons)	53,251,556		1.9%

Holders of more than 5% of our voting securities
None

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2024.

**	Denotes less than 1%

(1)	Represents (i) 263,433 ordinary shares, (ii) 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 3.573 per option or $0.98 per option and expire on October 22, 2025, (iii) 400,000 options to purchase 400,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, (iv) 2,500,000 options to purchase 2,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030; (v) 2,500,000 options to purchase 2,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; (vi) 2,062,500 options to purchase 2,062,500 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on July 16, 2032, (vii) 3,750,000 options to purchase 3,750,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (viii) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034 Excludes 10,312,500 options to purchase 10,312,500 ordinary shares that vest in more than 60 days from March 31, 2025.

(2)	Represents (i) 1,133 ordinary shares, (ii) 60,000 options to purchase 60,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.18 per option and expire on February 18, 2026, (iii) 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option and expire on December 28, 2027, (iv) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, and (v) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030; (vi) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; (vii) 1,375,000 options to purchase 1,375,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on July 16, 2032, (viii) 3,750,000 options to purchase 3,750,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (ix) 1,875,000 options to purchase 1,875,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034. Excludes 10,000,000 options to purchase 10,000,000 ordinary shares that vest in more than 60 days from March 31, 2025.

(3)

Represents (i) 40,000 options to purchase 40,000 ordinary shares at an exercise price of NIS 4.317 per option or $1.18 per option and expire on February 18, 2026, (ii) 80,000 options to purchase 80,000 ordinary shares at an exercise price of NIS 3.662 per option or $1.00 per option and expire on March 30, 2027, (iii) 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 2.513 per option or $0.69 per option and expire on December 30, 2027, (iv) 120,000 options to purchase 120,000 ordinary shares at an exercise price of NIS 2.344 per option or $0.64 per option and expire on January 7, 2029, (v) 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on May 27, 2030, (vi) 1,500,000 options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on April 13, 2031; (vii) 1,031,250 options to purchase 1,031,250 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on July 16, 2032, (viii) 2,500,000 options to purchase 2,500,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (ix) 1,250,000 options to purchase 1,250,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034 Excludes 6,718,750 options to purchase 6,968,750 ordinary shares that vest in more than 60 days from March 31, 2025.

(4)

Represents (i) 24,240 ordinary shares, (ii) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 28, 2027, and (iii) 600,000 options to purchase 600,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030, (iv) 3,250,000 options to purchase 3,250,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (iv) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034. Excludes 8,125,000 options to purchase 8,125,000 ordinary shares that vest in more than 60 days from March 31, 2025.

(5)

Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 8, 2027, and (ii) 600,000 options are exercisable into 600,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030, (iii) 3,250,000 options to purchase 3,250,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (iv) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034. Excludes 8,125,000 options to purchase 8,125,000 ordinary shares that vest in more than 60 days from March 31, 2025.

(6)

Represents (i) 48,000 options to purchase 48,000 ordinary shares at an exercise price of NIS 2.926 per option or $0.80 per option and expire on November 8, 2027, (ii) 600,000 options to purchase 600,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 14, 2030, (iii) 3,250,000 options to purchase 3,250,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (iv) 1,625,000 options to purchase 1,625,000 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034. Excludes 8,125,000 options to purchase 8,125,000 ordinary shares that vest in more than 60 days from March 31, 2025.

(7)

Represents (i) 600,000 options to purchase 600,000 ordinary shares at an exercise price of NIS 0.25 per option or $0.07 per option and expire on June 22, 2031, (ii) 3,250,000 options to purchase 3,250,000 ordinary shares at an exercise price of NIS 0.0261 per option or $0.007 per option and expire on April 30, 2033, and (iii) 1,218,750 options to purchase 1,218,750 ordinary shares at an exercise price of NIS 0.0275 per option or $0.007 per option and expire on May 7, 2034. Excludes 8,125,000 options to purchase 8,125,000 ordinary shares that vest in more than 60 days from March 31, 2025.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 300 ordinary shares. As of March 25, 2025, BNY held 2,082,968,520 ordinary shares representing approximately 67.06% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

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

As of December 31, 2024, options to purchase an aggregate of 124,829,000 ordinary shares, are outstanding pursuant to the 2013 and 2023 share option plans.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 0.25 and NIS 12 per ordinary share, no par value. As of December 31, 2024, no options were available to be granted under the 2013 Plan. As of December 31, 2024, 74,829,000 options to purchase 74,829,000 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options vest over a four-year period. As of December 31, 2024, options to purchase 39,769,625 ordinary shares were fully vested.

2023 Share Option Plan

As of December 31, 2024, options to purchase up to 50,000,000 ordinary shares were available to be granted under the 2013 Plan. As of December 31, 2024, 50,000,000 options to purchase ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options vest over a four year period. As of December 31, 2024, 6,250,000 options were fully vested.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Can-Fite BioPharma Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 31, 2025. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect since January 1, 2024. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

One of the Company’s former directors who left the Company in 2024 is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters, or the Service Provider. The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $285,000, $237,000 and $218,000 in 2024, 2023 and 2022, respectively.

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2024, 2023 and 2022, Ms. Harpaz received salary, bonus and benefits totaling approximately $270,000, $262,000 and $278,000, respectively. During fiscal years 2024, 2023 and 2022, we awarded to Ms. Harpaz options to purchase 4,000,000, 3,000,000 and 1,250,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

B. Significant Changes

See “Note 16:—Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2024.

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

On July 3, 2024, our shareholders increased our authorized share capital by 5,000,000,000 shares, such that our authorized share capital is equal to 10,000,000,000 shares, with no par value. On February 22, 2023, our shareholders approved the cancellation of the par value of our ordinary shares such that our authorized share capital is equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value. Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; and we currently have a vacancy for our Class II Director.

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

Certain Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ADSs, including, in particular, the effect of any non-Israeli, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% since 2018. However, the effective tax rate imposed on a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 5719-1959:

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel and that is not wholly owned by a governmental entity, which:

●	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Income Tax Ordinance;

●	keeps acceptable ledgers and files reports in accordance with the provisions of the Investment Law and the Income Tax Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2017, a Preferred Company is currently entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate is currently 7.5% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, such dividends should be exempt from tax (although, if such dividends are subsequently distributed to non-Israeli individuals or a non-Israeli company, tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and entered into effect as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides additional tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and may thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area A. In addition, a Preferred Technology Enterprise may enjoy a reduced capital gains tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, pending that the sale receives is pre-approved by the IIA.

Dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (SSH) at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to refrain from withholding at source at the time of sale.

It should be noted that in the event that the real capital gain realized by an individual shareholder is not exempt from tax in Israel, the tax rates applicable to Israeli resident individual shareholders should generally apply.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless a tax relief is provided by a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable Israeli income tax rate is 30%. Notwithstanding the above, dividends paid from income derived from Preferred Enterprises will be subject to Israeli income tax at a rate of 20%. In addition, dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

In this regard, dividends paid to a non-Israeli resident shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate (e.g., in accordance with the provisions of an applicable tax treaty).

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

In addition, it should be noted that an additional 3% tax might be applicable to individual shareholders if certain conditions are met.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting stock of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate tax.

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

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

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we believe that we may have been a PFIC for 2024. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2025 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from “qualified foreign corporations” generally qualify for a 20% tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2025 or in any other taxable year. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

Based on our analysis of our income, assets, and operations, we believe that we may have been a PFIC for 2024. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2025 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the IRS will agree with our conclusion.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, who is also our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2024. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2024 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2024.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2023	2024
Services Rendered	(USD in thousands)
Audit (1)	169	198
Audit related services	-	-
Tax	-	-
All other fees	-	-
Total	169	198

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, which includes trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

The oversight of cybersecurity threats is undertaken by our Chief Executive Officer who and is supported by outside IT consultants. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd*

2.1	Description of Securities Registered under Section 12*

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

4.1#	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

4.7#	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

4.8#	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

4.9#	Can-Fite BioPharma Ltd. 2023 Israeli Share Option Plan (12)

4.10#	Compensation Policy of Can-Fite BioPharma Ltd.*

4.11	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

4.12	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (5)†

4.13	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (6)

4.14	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (6)

4.15	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein (7)

4.16	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (7)

4.17	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (7)

4.18	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (7)

4.19	Form of Warrant Exercise Agreement issued by Can-Fite BioPharma Ltd. on December 23, 2021 (8)

4.20	Form of Private Placement Warrants issued by Can-Fite BioPharma Ltd. on December 23, 2021 (8)

4.21	Form of Registered Direct Offering Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (10)

4.22	Form of PIPE Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (10)

4.23	Form of Registered Direct Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (10)

4.24	Form of Series A and Series B Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (10)

4.25	Form of Private Placement Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (10)

4.26	Form of Registration Rights Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (10)

4.27	Form of Inducement Letter dated November 21, 2023 (11)

4.28	Form of Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (11)

4.29	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (11)

4.30	Form of Inducement Letter dated August 8, 2024 (13)

4.31	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (13)

4.32	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (13)

4.33	Form of At The Market Offering Agreement, dated August 30, 2024, between Can-Fite BioPharma Ltd. and H.C. Wainwright & Co., LLC (14)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (9)

11.1+	Insider Trading Policy*

12.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Public Accounting Firm*

97.1#	Executive Officer Clawback Policy (12)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.
#	Management contract or compensatory plan.
+	English translation of original Hebrew document.
†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 30, 2023.
(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.
(3)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013.
(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.
(5)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017.
(6)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 10, 2020.
(7)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 16, 2021.
(8)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on December 23, 2021.
(9)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 24, 2022.
(10)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 13, 2023.
(11)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on November 22, 2023.
(12)	Incorporated herein by reference to the Report on Form 20-F filed with the SEC on March 28, 2024.
(13)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 12, 2024.
(14)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 30, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: April 14, 2025	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
 CAN-FITE BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Can-Fite BioPharma Ltd. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. Management has concluded that, based on its current projections and contingency plan, the Company will be able to satisfy its liquidity requirements for at least twelve months from the date these financial statements were issued.

Auditing the assessment of liquidity and the Company’s ability to continue as a going concern was subjective due to the judgments required of management to conclude whether the Company would have sufficient liquidity to sustain itself for at least twelve months from the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit	To test the assessment of liquidity and the Company’s ability to continue as a going concern our audit procedures to audit judgments made by management included, testing the reasonableness of forecasted research and development costs, comparison of prior period forecasts to actual results, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, and considering positive and negative evidence impacting management’s forecasts. In addition, we assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY& KASIERER

A Member of EY Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

April 14, 2025

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,825	$4,278
Short-term deposits		3,057	4,625
Prepaid expenses, and other current assets	3	1,095	986
Short-term investment	6	5	19

Total current assets		8,982	9,908

NON-CURRENT ASSETS:
Operating lease right of use assets	10	111	52
Property, plant and equipment, net	4	27	29

Total non-current assets		138	81

Total assets		$9,120	$9,989

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$618	$427
Current maturity of operating lease liability	10	53	27
Deferred revenues	7	405	622
Other accounts payable	5	976	944

Total current liabilities		2,052	2,020

NON-CURRENT LIABILITIES:
Long-term operating lease liability	10	51	13
Deferred revenues	7	1,581	1,713

Total non-current liabilities		1,632	1,726

CONTINGENT LIABILITIES AND COMMITMENTS	8

SHAREHOLDERS’ EQUITY:	9
Ordinary shares of no par value - Authorized: 10,000,000,000 and 5,000,000,000 shares at December 31, 2024 and 2023, respectively; Issued and outstanding: 2,983,181,793 and 1,359,837,393 shares as of December 31, 2024 and 2023, respectively.		-	-
Additional paid-in capital		170,670	163,597
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(166,361)	(158,481)

Total shareholders’ equity		5,436	6,243

Total liabilities and shareholders’ equity		$9,120	$9,989

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
	Note	2024	2023	2022

Revenues	7	$674	$743	810

Research and development expenses		5,757	5,983	7,763
General and administrative expenses		3,047	2,955	3,143

Total operating expenses		8,804	8,938	10,906

Operating loss		(8,130)	(8,195)	(10,096)

Total financial income (expense), net	11	250	561	(77)

Loss before taxes on income		(7,880)	(7,634)	(10,173)

Net loss		$(7,880)	$(7,634)	(10,173)

Total comprehensive loss		$(7,880)	$(7,634)	(10,173)

Basic and diluted net loss per share		$(0.00)	$(0.01)	(0.01)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		2,175,926,512	1,278,333,912	815,746,293

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2022	815,746,293	-	153,929	1,127	(140,674)	14,382

Share-based payments	-	-	263	-	-	263

Net loss	-	-	-	-	(10,173)	(10,173)
Balance as of December 31, 2022	815,746,293	-	154,192	1,127	(150,847)	4,472

Issuance of ordinary shares and warrants, net of issuance costs of $ 973 (Note 9b(1))	90,000,000	-	6,526	-	-	6,526

Issuance of ordinary shares due to exercise of warrants net of issuance expenses of $ 386 (Note 9b(3)(2))	454,091,100	-	2,618	-	-	2,618

Share-based payments	-	-	261	-	-	261

Net loss	-	-	-	-	(7,634)	(7,634)

Balance as of December 31, 2023	1,359,837,393	-	163,597	$1,127	$(158,481)	6,243

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2024	1,359,837,393	-	163,597	1,127	(158,481)	6,243

Release of ordinary shares that were previously held in abeyance (refer to note 9(b)(4))	454,091,100	-	-	-	-	-

Issuance of ordinary shares and warrants, net of issuance costs of $ 512 (refer to note 9(b)(7))	857,142,900	-	4,488	-	-	4,488

Issuance of ordinary shares due to ATM, net of issuance costs $152 (refer to note 9(b)(8))	297,110,400	-	2,223	-	-	2,223

Share-based payments (refer to note 9(b)(5))	15,000,000	-	362	-	-	362

Net loss	-	-	-	-	(7,880)	(7,880)

Balance as of December 31, 2024	2,983,181,793	-	170,670	1,127	(166,361)	5,436

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss	$(7,880)	$(7,634)	$(10,173)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	7	15	14
Reduction in the carrying amount of operating lease right of use asset	37	94	54
Share-based payment	362	261	263
Changes in fair value of short-term investment	14	(11)	229
Financial expenses (income), net	90	(222)	113
Change in prepaid expenses, and other current assets	(109)	184	(241)
Decrease in operating lease liability	(32)	(84)	(62)
Increase (decrease) in trade payable	191	(469)	(58)
Decrease in deferred revenues	(349)	(743)	(810)
Increase (decrease) in other accounts payable	32	169	(130)

Net cash used in operating activities	$(7,637)	$(8,440)	$(10,801)

Cash flows from investing activities:

Purchase of property, plant and equipment	(5)	(2)	(9)
Maturity of short-term deposits, net	1,500	500	9,511

Net cash provided by investing activities	1,495	498	9,502

Cash flows from financing activities:

Issuance of ordinary shares due to ATM, net of issuance costs	2,223	-	-
Issuance of ordinary shares and warrants, net of issuance costs	4,488	9,144	-

Net cash provided by financing activities	6,711	9,144	-

Exchange differences on balances of cash and cash equivalents	(22)	98	(113)

Increase (decrease) in cash and cash equivalents	547	1,300	(1,412)
Cash and cash equivalents at the beginning of the year	4,278	2,978	4,390

Cash and cash equivalents at the end of the year	4,825	4,278	2,978

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$96	$62	$-

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, MASH, pancreatic cancer and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in patholological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

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

Evaluation of Substantial Doubt Raised

In performing the first step of the evaluation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of net losses of $7,880, $7,634 and $10,173 for the years ended December 31, 2024, 2023 and 2022, respectively

-	Net operating cash outflow of $7,637, $8,440 and $10,801 for the years ended December 31, 2024, 2023 and 2022, respectively.

-	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of December 31, 2024, the Company had $7,882 in available cash, cash equivalents and short-term deposits. In addition, during January through March 2025, subsequent to the balance sheet date, the Company issued 122,744,700 ordinary shares for a total consideration of $655, refer to note 15 for additional information.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL (Cont.)

The Company has approved a contingency plan, to be implemented, in whole or in part, at its discretion, to allow it to continue its operations and meet its cash obligations. The contingency plan consists of cost reduction, which include mainly deferral and reprioritization of certain research and development programs that would involve reduced program spend and reduction in compensation paid to key management personnel until additional financing is obtained.

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

d.	Functional currency, reporting currency and foreign currency:

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

e.	Cash and cash equivalents:

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

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2024 and 2023, the Company’s bank deposits are denominated in U.S. dollars and bears yearly interest at weighted average rates of 5.25% and 6.0%. Short-term bank deposits are presented at their cost, including accrued interest.

g.	Prepaid expenses, and other current assets

Prepaid expenses are composed mainly from prepayments to suppliers and from active pharmaceutical ingredients and clinical trial drug-capsules which are expensed when designate to a clinical trial and no longer have an alternative future use.

h.	Lease:

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

i.	Property, plant and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%	Mainly %

Laboratory equipment	10	10

Computers, office furniture and equipment	6 - 33	33

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

Property and equipment and ROU assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (assets group) to be held and used is measured by a comparison of the carrying amount of an asset (assets group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2024, and 2023, no impairment indicators have been identified.

k.	Revenue recognition:

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

Revenue from supply and distribution agreements with customers are recognized over time as the Company satisfies the performance obligations. The Company usually accepts upfront payment from its customers. Contract liabilities for those upfront payments are recognized as revenue over time.

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

Sales based royalties are recognized only when the subsequent sale occurs. As of December 31, 2024, the Company has not yet received the required regulatory approvals for its products and has not yet recognized any sales-based royalties.

The prepayments terms from the Company’s contracts with customers do not include a significant financing component as the primary purpose of these payments is not to receive financing from the customers.

Revenue Recognition – Contract Balances

Contract liabilities, due to the upfront payments, include amounts received from customers for which revenue has not yet been recognized. As of December 31, 2024 and December 31, 2023 contract liabilities and remaining performance obligation amounted to $1,986 and $2,335, respectively and are presented under deferred revenues. During the year ended December 31, 2024, the Company recognized revenues in the amount of $403 which have been included in the contract liabilities at December 31, 2023.

Deferred revenue and remaining performance obligation that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2024	2023	2022

Cipher Pharmaceuticals (Canada)	7%	11%	11%
Chong Kun Dang Pharmaceuticals Corp. (South Korea)	11%	25%	25%
Gebro Holding GmbH (Austria)	11%	18%	18%
Ewopharma AG (Switzerland)	30%	46%	46%
Vetbiolix (France)	41%	-	-

Total	100%	100%	100%

l.	Research and development expenditures:

Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expenses, consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs, and allocated overhead including depreciation and amortization, rent, and utilities.

m.	Fair value measurement:

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

The carrying amounts of cash and cash equivalents, prepaid expenses and other currents assets, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The Company has an investment in marketable equity security classified within level 1 in the fair value hierarchy.

n.	Concentration of Credit Risk:

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

o.	Legal and other contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2024, and 2023, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. Severance pay expense for the year ended December 31, 2024, 2023 and 2022 amounted to $49, $47 and $51, respectively.

q.	Share-based payment transactions:

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

The Company estimates the fair value of share options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, early exercise factor and the expected option term. Expected volatility was calculated based upon historical volatility of the Company and early exercise factor was calculated based on statistical studies in the U.S market. The risk-free interest rate is based on the yield from government bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

r.	Taxes on income:

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2024, and 2023, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024, and 2023, no liability for unrecognized tax benefits was recorded.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Warrants to purchase ordinary shares:

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

t.	Basic and diluted net loss per share:

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

All outstanding share options and warrants for the years ended December 31, 2024, 2023 and 2022 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. The potential ordinary shares and warrants that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2024	2023	2022

Options	124,829,000	82,477,000	27,002,200
Warrants	2,659,797,128	1,852,010,606	375,197,640

Total	2,784,626,128	1,934,487,606	402,199,840

u.	Recently adopted accounting pronouncements:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements. See Note 12 – Segment Reporting for further information.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU 2024-03 “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures” (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

NOTE 3:-  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023

Government authorities	$77	$78
Prepaid expenses and others	1,018	908

	$1,095	$986

NOTE 4:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Laboratory equipment	$64	$62
Computers, office furniture and equipment	15	217
Leasehold improvements	-	13

	79	292
Accumulated depreciation:

Laboratory equipment	43	48
Computers, office furniture and equipment	9	203
Leasehold improvements	-	12

	52	263

Property and equipment, net	$27	$29

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $7, $15 and $14, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 5:- OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023

Employees and payroll accruals	$675	$694
Accrued expenses	301	250

	$976	$944

NOTE 6:- FAIR VALUE MEASUREMENTS

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2024
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$5	$5	$-	$-

	December 31, 2023
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$19	$19	$-	$-

NOTE 7:- REVENUES

Cipher Pharmaceuticals

In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of $1,292 (1,650 CAD thousands) to the Company in March 2015. In addition, the agreement provides that an additional payments of up to 2,000 thousands Canadian Dollar will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

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

As of December 31, 2024, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- REVENUES (Cont.)

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

As of December 31, 2024, the Company received an amount of $1,500 for up-front payment and additional $500 for achieved milestone.

As of December 31, 2024, the Company estimates that such services will be completed by June 30, 2029 and therefore revenues from such up-front payment are recognized over such period.

Gebro Holding GmBH

On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to € 1,500 thousands upon execution of the agreement. In addition, the Company is also entitled to milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) € 300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and € 300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between € 750 thousand and € 1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between € 300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson.

As of December 31, 2023, the Company received an amount of € 1,500 thousands (approximately $1,850) for up-front payment and additional € 600 thousands (approximately $720) for achieved milestone.

As of December 31, 2024, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- REVENUES (Cont.)

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

As of December 31, 2024, the Company received an amount of $2,000 for up-front payment which was previously recognized in revenues.

Kyongbo Pharm Co., Ltd.

On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals.

Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total a payment of $750 for access to information and clinical study data. In addition, the Company will also be also entitled to additional payments of up to $3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch.

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

As of December 31, 2024, the Company received an amount of $2,250 for up-front payment.

As of December 31, 2024, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

On January 30, 2024, the Company entered into an amendment to its distribution agreement with Ewopharma, to add the rights to the Company’s pancreatic cancer indication for an additional immaterial up-font payment and further milestones payments.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- REVENUES (Cont.)

Vetbiolix

On June 28, 2021, the Company entered into a Patent and Know-how License Agreement with Vetbiolix (the “License Agreement”), a France-based veterinary pharmaceutical company. According to the agreement, the Company has granted Vetbiolix an exclusive option to utilize the licensed Know-How and the Company’s patents solely for the purpose of supporting Vetbiolix’s research, development, manufacturing and commercializing of its compounds and/or products in the field throughout the territory, all as defined in the License Agreement. The option to the licensed Know-How and the Company’s patents is for a period of two years from the signature date (after which such period was extended by additional 15 months), during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs.

Upon Vetbiolix exercise of its option to acquire the licensed Know-How and the Company’s patents, then Vetbiolix will be obligated to pay Can-Fite a non-refundable upfront payment in an amount of euro 250. In addition, Vetbiolix will also pay the Company with payment equal to 30% for each upfront and milestone payment received from and sublicensee and 15%-40% royalties on net sales upon regulatory approval for veterinary use.

On September 24, 2024, Vetbiolix exercised its option and acquired licensed know-how and the Company’s patents for euro 250 thousands and therefore the Company recorded equivalent revenues of $ 271 in the year ended December 31, 2024.

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

As of December 31, 2024 and 2023, no accrual has been recorded with respect to Leiden University.

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

2.	During the year ended December 31, 2023, certain investors exercised their pre-funded warrants and purchased 319,091,100 of the Company’s ordinary shares for an exercise price at an immaterial amount.

3.	On November 22, 2023, the Company entered into an inducement offer to purchase ordinary shares with a certain existing investor, according to which, the Company reduced the exercise price of previously issued warrants to purchase ordinary shares from $0.0183 and $0.02 to $0.005 for the consideration for the immediately exercise of warrants to purchase 589,091,100 ordinary shares for a total consideration of $3,004. As of December 31, 2023, the Company issued 135,000,000 ordinary shares while the remaining 454,091,100 ordinary shares held in abeyance. During the year ended December 31, 2024, these shares were released and issued.

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

4.	On April 1, 2024 the Company issued 15,000,000 ordinary shares to certain service provider in exchange for it services. The shares issued were valued at the amount of $112 which were recorded to general and administrative expenses during the year ended December 31, 2024

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

5.	On July 3, 2024, the Company’s shareholders meeting approved the increase of the Company’s authorized share capital by additional 5,000,000,000 such that following the increase, the authorized share capital shall be 10,000,000,000 ordinary shares.

6.	On August 8, 2024, the Company entered into an inducement offer letter with certain existing warrants holder, according to which, the holder has exercised 857,142,900 of his warrants for an exercise price of $0.00583 per share into Company’s ordinary shares, totaling a $5,000 gross consideration. Total issuance expenses were $512. As part of the inducement letter, the Company issued to the holder new warrants to purchase 1,714,285,800 of the Company’s ordinary shares for an exercise price of $0.0075 per share. In addition, the Company has also issued warrants to purchase 60,000,000 of its ordinary shares for an exercise price of $0.00729 per share as issuance costs.

7.

On August 30, 2024, the Company entered into at-the-market offering agreement with H.C. Wainwright & Co (the “Agent”), according to which the Company may offer and sell, from time to time, its ordinary shares represented as ADSs, through the Agent in an at the market offering (“ATM”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, having an aggregate offering amount of up to $9,000.

As of December 31, 2024, the Company issued 297,110,400 ordinary shares for net proceeds of $2,223 through the ATM.

c.	Warrants to purchase ordinary share:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of December 31, 2024:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

January 2020	23,838,038	$0.12
February 2020	11,250,000	$0.05
July 2020	29,419,890	$0.08
August 2021	10,500,000	$0.07
December 2021	10,500,000	$0.07
January 2023	28,636,500	$0.02
November 2023	771,366,900	$0.01
August 2024	1,774,285,800	$0.01
	2,659,797,128

As of December 31, 2024 and 2023, all of the Company’s outstanding warrants are classified as part of the Company’s equity.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Share options plan:

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

As of December 31, 2024, 50,000,000 shares available for future grant under the Company’s 2023 Plans.

e.	Share-based payment transactions granted by the Company:

The following table summarizes Company's option activity during the year ended December 31, 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 2023	82,477,000	0.04	8.40	-
Grants	50,000,000	0.00	9.85	-
Forfeited/expired	(7,648,000)	-	-	-

Outstanding at December 31, 2024	124,829,000	0.03	7.1	-

Vested and expected to vest at December 31, 2024	124,829,000	0.03	7.1	-

Exercisable at December 31, 2024	46,019,625	0.07	5.9	-

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2024, 2023 and 2022 was 7.1 years, 5.88 years and 6.96 years, respectively.

e.	The weighted average grant date fair value in 2024 was $0.02, in 2023 was $0.01 and in 2022 was $0.02 and the remaining compensation costs not yet recognized as of December 31, 2024 is $123 with a weighted average period of 3.8 years to recognize these expenses.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2024	2023	2022

Risk-free interest rate	4.64%-5.09%	3.95%-3.96%	1.41-3.08%
Expected volatility	83.40%-83.94%	84.30%-84.76%	83.98-84.26%
Dividend yield	0%	0%	0%
Contractual life (in years)	9.75-10	10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5	2.5-3

d.	Expenses recognized in the financial statements:

	Year ended December 31,
	2024	2023	2022

Research and development	$75	$83	$137
General and administrative (*)	287	178	126
	362	261	263

(*) Including $112 share based compensation for services provided in 2024, refer to note 9(b)(4).

NOTE 10- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2024	December 31, 2023
weighted average remaining lease term (years)	2.49	1.60
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2024 and 2023 were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Components of lease expense:
Operating lease cost	$44	$56

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10- LEASES (Cont.):

	Year ended December 31, 2024	Year ended December 31, 2023
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$42	$56

Maturities of lease liabilities as of December 31, 2024 were as follows:

2025	$52
2026	$52
2027	$29
Total operating lease payments	$133
Less: imputed interest	$(29)
Present value of lease liability	$104

NOTE 11:- FINANCE INCOME (EXPENSE), NET

	Year ended December 31,
	2024	2023	2022

Interest income	$291	$506	$222
Bank commissions	(14)	(14)	(16)
Exchange rate fluctuations and others	(13)	58	(54)
short-term investment revaluation	(14)	11	(229)
Total financial income (expenses), net	$250	$561	$(77)

NOTE 12:	SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one operating segment.

The Company’s CODM is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis.

The CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (research and development and general and administrative) at the consolidated level to manage the Company’s operations and evaluate return on total assets in deciding whether to invest in the development and expansion of the Company's consolidated operations.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2024, 2023 and 2022 was 23%.

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

The Company’s tax return up until the year ended December 31, 2019 are considered final.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2024, the Company had carryforward losses amounting to approximately $168,740.

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

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry forward	$26,998	$25,606
Temporary differences mainly relating to Research and Development	1,062	1,056

Deferred tax asset before valuation allowance	28,060	26,662
Valuation allowance	(28,060)	(26,662)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes and the company’s preferred enterprise tax rate.

NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

One of the Company’s directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $285, $237 and $218 in 2024, 2023 and 2022, respectively, which were recorded within Company’s consolidated statements of comprehensive loss.

NOTE 15:- SUBSEQUENT EVENTS

During January through March 2025, the Company issued 122,744,700 ordinary shares for net proceeds of $655 through its ATM.

On April 6, 2025, the Company’s board of directors approved the issuance of 30,000,000 ordinary shares to a consultant.