Form 20-F
period 2025-12-31
Can-Fite BioPharma Ltd.
filed 2026-03-26
CIK 1536196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Tel: +972 (3) 924-1114
Fax: +972 (3) 924-9378
motti@canfite.co.il

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares, no par value *	CANF	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

*	Ordinary shares not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): 2,618,425 ordinary shares are outstanding.

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

INTRODUCTION

Can-Fite is an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2025 are translated using the rate of NIS 3.19 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2025, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2024 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2024, and U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2023 are translated using the rate of NIS 3.627 to $1.00, the exchange rate reported by the Bank of Israel on December 29, 2023.

On January 2, 2026, we effected a 1-for-3,000 reverse split of our ordinary shares with the Tel-Aviv Stock Exchange, or TASE, and the newly consolidated ordinary shares began trading on TASE on January 5, 2026. Concurrently, on January 5, 2026, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing three hundred (300) ordinary shares to a new ratio of one (1) ADS representing two (2) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-twenty reverse ADS split. All ADS and related option and warrant information presented in this Annual Report on Form 20-F have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this Annual Report on Form 20-F fractional ADSs have been rounded to the nearest whole number.

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

Summary Risk Factors

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Risks Related to Our Business and Regulatory Matters

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	Our product candidates are at various stages of clinical and preclinical development and may never be commercialized.

●	Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

●	We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

●	Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson is the most advanced. Failure to develop these molecules will have a material adverse effect on us.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	The manufacture of our product candidates is a chemical synthesis process and if one of our materials suppliers encounters problems manufacturing our products, our business could suffer.

●	We do not currently have sales, marketing or distribution capabilities or experience, and we are unable to effectively sell, market or distribute our product candidates now and we do not expect to be able to do so in the future. The failure to enter into agreements with third parties that are capable of performing these functions would have a material adverse effect on our business and results of operations.

●	We depend on key members of our management and key consultants and will need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, results of operations or financial condition.

●	Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

●	We may not be able to successfully grow and expand our business. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements, including our current licensing agreements, and other intellectual property could impact our ability to compete effectively.

●	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

●	We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks Related to Our Industry

●	We expect the healthcare industry to face increased limitations on reimbursement as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to Our Operations in Israel

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Because a certain portion of our expenses is incurred in currencies other than U.S. dollars, our results of operations may be harmed by currency fluctuations and inflation.

Risks Related to Our Ordinary Shares and ADSs

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.

●	Issuance of additional equity securities may adversely affect the market price of our ADSs or ordinary shares.

●	The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by our investors.

●	We may not currently satisfy the NYSE American requirements for continued listing. If we cannot satisfy these requirements, the NYSE American could delist our securities.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future.

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Since our incorporation in 1994, we have been focused on research and development activities with a view to developing our product candidates, CF101, also known as Piclidenoson, CF102, also known as Namodenoson, and CF602. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and NYSE American) and payments received under out-licensing agreements and have incurred losses in each year since our inception in 1994. We have historically incurred substantial net losses, including net losses of approximately $9.8 million in 2025, $7.9 million in 2024, and $7.6 million in 2023. As of December 31, 2025, we had an accumulated deficit of approximately $176.2 million. We do not know whether or when we will become profitable. To date, we have not commercialized any products or generated any revenues from product sales and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2025, we had cash and cash equivalents of $5.5 million and short-term deposits of $3.0 million. Based on our current projections and plans, we have concluded that our existing financial resources will be sufficient to meet our requirements for the next twelve months from the date of issuance of this Annual Report on Form 20-F. We have expended and believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products that incorporate our technologies, we may not become profitable.

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

This drug candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed from preclinical through early to late-stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late-stage clinical trials, approval and commercialization, such changes do carry the risk that they will not achieve these intended objectives.

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

Our current pipeline is based on our platform technology utilizing the Gi protein associated A3AR, as a potent therapeutic target and currently includes three molecules, Piclidenoson, Namodenoson and CF602 product candidates, of which Piclidenoson and Namodenoson are the most advanced. Failure to develop these molecules will have a material adverse effect on us.

Our current pipeline is based on a platform technology where we target the A3AR with highly selective ligands, or small signal triggering molecules that bind to specific cell surface receptors, such as the A3AR, including Piclidenoson, Namodenoson and CF602. A3ARs are structures found in cell surfaces that record and transfer messages from small molecules or ligands, such as Piclidenoson, Namodenoson and CF602 to the rest of the cell. Piclidenoson and Namodenoson are the most advanced of our drug candidates. As such, we are currently dependent on only three molecules for our potential commercial success, and any safety or efficacy concerns related to such molecules would have a significant impact on our business. Failure to develop our drug candidates, in whole or in part, will have a material adverse effect on us.

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

We seek to partner with third-party collaborators with respect to the development and commercialization of Piclidenoson, Namodenoson and for any other product candidate, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

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

Any collaborative partners with whom we enter into agreements in the future may shift their priorities and resources away from our product candidates or seek to renegotiate or terminate their relationships with us. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, UCB, Takeda, Alumis and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, AstraZeneca, BeOne Oncology, Novartis, and Bristol-Myers Squibb. Competitors in the metabolic dysfunction-associated steatohepatitis, or MASH, field include companies such as Madrigal Pharmaceuticals, Novo Nordisk, Roche, GSK, Sagimet Biosciences, Inventiva SA, Altimmune Inc, and Eli Lilly. Competitors in the pancreatic cancer field include Bristol-Myers Squibb, Ipsen, Revolution Medicines among others. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Any of our product candidates could cause adverse events. Although a pooled safety analysis from clinical trials encompassing more than 1,700 humans dosed with Piclidenoson and more than 250 patients treated with Namodenoson through the completion of our Phase II rheumatoid arthritis and psoriasis trials indicated that Piclidenoson is generally well-tolerated at doses up to 4.0 mg administered twice daily for up to 12-48 weeks, there were incidences (less than or equal to 5%) of adverse events in eight completed and fully analyzed trials in inflammatory disease. Such adverse events included nausea, diarrhea, abdominal pain, vomiting, constipation, common bacterial and viral syndromes (such as tonsillitis, otitis and respiratory and urinary tract infections), abdominal pain, vomiting, myalgia, arthralgia, dizziness, headache and pruritus. We observed an even lower incidence (less than or equal to 2%) of serious adverse events, although only one type of event was reported in more than a single Piclidenoson-treated subject, which was exacerbation of chronic obstructive lung disease reported in two subjects. Notwithstanding the foregoing, the placebo group in such studies had a higher incidence of overall adverse events than the pooled Piclidenoson groups. In addition, in normal volunteers, Piclidenoson at doses 3-4-fold higher than those to be used in therapeutic trials, but not at therapeutic doses, was associated with prolongation of the electrocardiographic QT intervals. No new safety concerns have been identified and no novel or unexpected safety concerns have appeared over 48 weeks of treatment in more recent trials.

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

Epidemics can adversely impact our business and that of third parties with whom we engage as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Any future epidemics may result in a period of business disruption in these and other areas impacting our business, including the establishment of contractual relationships with investigators enrolling subjects in our clinical trials, the continuity of care provided by these institutions to the subjects we seek to enroll and their ability to support industry-funded research as a means of caring for their subjects, supply of these sites with study materials, and the enrollment of subjects and their adherence with study requirements.

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

If patent rights covering our products and methods are not sufficiently broad or not issued at all by the United States Patent and Trademark Office, or the USPTO, or by other foreign patent offices, we may not have adequate protection against competitors with similar products and technologies. Furthermore, if the USPTO or other foreign patent offices issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from third parties may not provide any protection against our competitors.

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

Certain of our intellectual property rights may be licensed in the future from universities and/or strategic partners. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will be able to obtain licenses to such third party intellectual property or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, if any of our product candidates are approved for a particular indication, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. On September 9, 2025, the FDA began requiring pharmaceutical advertisements to include full safety warnings during direct-to-consumer advertisements, instead of footnoting such information. Additionally, the FDA expanded its oversight on social medial promotional activities, including influencer partnerships, algorithm-driven targeted advertising, and AI-generated health content, to ensure compliance with the FDA’s advertisement requirements. The FDA has indicated it will begin enforcement actions for any advertisement violations.

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

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for grant funding of up to $650,000 per year for four years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011, or the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 absent additional congressional action. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

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

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, which includes several provisions to lower prescription drug costs for people with Medicare, including price negotiation requirements for drugs covered under Medicare, rebate requirements when drug prices rise faster than inflation, and a cap on out-of-pocket spending for Medicare Part D enrollees. Additionally, HHS began implementation in 2025 of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

On November 20, 2020, the HHS Office of Inspector General finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the HHS Office of Inspector General added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others, yet removed safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business. CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. On September 9, 2025, the FDA began requiring pharmaceutical advertisements to include full safety warnings during direct-to-consumer advertisements, instead of footnoting such information. Additionally, the FDA expanded its oversight on social medial promotional activities, including influencer partnerships, algorithm-driven targeted advertising, and AI-generated health content, to ensure compliance with the FDA’s advertisement requirements. The FDA has indicated it will begin enforcement actions for any advertisement violations. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

In the EU, a new Regulation on health technology assessments at EU level was adopted on December 13, 2021, Regulation (EU) 2021/2282 of the European Parliament and of the Council of December 15, 2021 on health technology assessment and amending Directive 2011/24/EU, or HTA Regulation. The HTA Regulation entered into force on 11 January 2022 and applies from 12 January 2025. The HTA Regulation stipulates joint clinical assessments at EU level. A Joint Clinical Assessment (JCA) under the HTA Regulation is a centralized, EU-level evaluation of the comparative clinical effectiveness and safety of health technologies, including certain medicinal products. The JCA is designed to influence pricing and reimbursement decisions of EU member states at the national level, although its result does not pre-determine national decisions concerning reimbursement. As of 2026, JCAs apply on a phased basis to certain centrally authorized medicinal products, initially including new oncology medicines (new active substances) and advanced therapy medicinal products (ATMPs), with later expansion to orphan medicines (from 13 January 2028) and other covered medicinal products (from 13 January 2030), subject to possible earlier inclusion by Commission implementing act in specified circumstances. For in-scope products, the HTA Regulation may affect market access planning by adding EU-level HTA evidence submission and coordination requirements while not replacing country-specific national HTA and reimbursement processes. The HTA Regulation may increase compliance costs and adversely affect pricing of in-scope medicinal products.

In December 2025, the European Parliament and the Council reached a political agreement in trilogue on the EU “pharma package,” a comprehensive reform intended to replace and revise key elements of the EU pharmaceutical framework (including the main pharmaceutical EU directives and regulations). The agreement includes a revised incentives framework for innovative medicines that keeps eight years of regulatory data protection and sets one year of market protection, with potential extensions for qualifying products. The deal also includes measures to strengthen security of supply, including provisions allowing member states to require manufacturers to supply sufficient quantities of a medicinal product. The agreement clarifies and broadens the Bolar exemption, allowing generic and biosimilar companies to complete preparatory steps before patent/SPC expiry to support immediate entry after expiry. Because the final legal texts reflecting the trilogue agreement had not yet been fully published, we cannot yet determine with certainty the full legal, operational or financial impact of the new EU pharmaceutical legislation on our business.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Most recently, the federal government was shut down for approximately 43 days from October 1 to November 12, 2025, due to a lapse in appropriations, during which federal employees were furloughed and many agencies, including components of the HHS, operated with reduced staffing or suspended activities. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including approximately 3,500 employees at the FDA. Prior shutdowns, such as the 35-day shutdown beginning December 22, 2018, similarly resulted in furloughs and delays in regulatory review activities. Any future government shutdowns, funding lapses, continuing resolutions, or similar events could result in reduced agency staffing, delays in regulatory reviews, interruptions to critical government functions, or uncertainty in agency operations, each of which could materially and adversely affect our business, financial condition, and results of operations.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the ACA amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, or the FCA. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor;

●	The FCA prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($14,308 to $28,619 per false claim or statement for penalties assessed after January 15, 2025 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program;

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services;

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) knowingly offering or transferring remuneration to a Medicare or Medicaid beneficiary or recipient to influence the beneficiary’s or recipient’s selection of a particular provider, practitioner, or supplier for the order or receipt of any item or service; or (5) failing to report and return a known overpayment;

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payor;

●	Requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

●	In the European Union, the General Data Protection Regulation, or the GDPR, Regulation EU 2016/679, which was adopted in May 2016 and has become applicable on May 25, 2018. The GDPR is further intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020 as amended by the California Privacy Rights Act on January 1, 2023, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, or Privacy Protection Law, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, or the PPA, may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. In August 2024, the Israeli Knesset approved Amendment No. 13 to the Privacy Protection Law, or the Amendment, which entered into force on August 14, 2025. The Amendment represents a significant modernization of Israeli data protection law, aligning it more closely with international standards such as the GDPR. Key changes include expanded PPA enforcement powers with authority to impose substantial administrative fines, new requirements for certain organizations to appoint a Data Protection Officer, enhanced data subject rights with statutory damages available without proof of actual damage, revised database registration and notification requirements, and an extended statute of limitations for civil claims from two to seven years. Our failure to comply with these requirements could result in significant administrative fines, civil liability including class actions, reputational harm, and criminal penalties, any of which could materially adversely affect our business, financial condition, and results of operations.

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

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with EU regulations, to provide accurate information to the EMA, the European Commission or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. The EU Member States in which we operate have different statutory provisions regulating the cooperation of pharmaceutical companies with healthcare professionals. In addition to these statutory provisions, codes of conduct issued by business associations or other non-statutory standards may be applicable to our activities. Both statutory provisions and non-statutory codes or standards restrict payments or other benefits provided to healthcare professionals, and in case of non-compliance, may result in severe sanctions such as bans, administrative fines, criminal fines or even imprisonment. The advertising of medicinal products for human use in the EU is regulated by Title VIII of European Directive 2001/83/EC. These provisions have been implemented into the law of the EU member States. Such laws inter alia restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

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

Our headquarters are located in Israel and we conduct operations in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including our CEO during which time he continued to perform his main work duties. Although many of such military reservists have since been released, including our CEO, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we currently have five full-time employees, all of whom are located in Israel, and two external consultants, both of whom are located in the United States.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, in March 2026, tensions escalated once again as Hezbollah launched an attack on Israel, firing rockets across the border. In response, Israel carried out targeted airstrikes against Hezbollah positions in Lebanon, raising concerns among the international community about the potential for a wider conflict. In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. Additionally, all of our manufacturing and supply of our drug candidates takes place outside of Israel. As such, our clinical and business development activities remain on track. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

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

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

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

Company’s functional and presentation currency is U.S. dollar. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2023, 2024 or 2025 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us from material adverse effects.

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

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The geopolitical developments such as the security situation in Israel, tariff wars and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Our Ordinary Shares and ADSs

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and the security situation in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2026 or in any subsequent year. If we are a PFIC, there may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants.

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

Based on our analysis of our income, assets, and operations, we may have been a PFIC for 2025. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2026 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the U.S. Internal Revenue Service, or IRS, will agree with our conclusion. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares, ADSs, Warrants, or Pre-funded Warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, Warrants, or Pre-funded Warrants, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election. In addition, if the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares, ADSs, Warrants or Pre-funded Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election (to the extent available). A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we intend to annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. shareholders to make a QEF election. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We are currently authorized to issue 14,000,000 ordinary shares, no par value. As of the date of this Annual Report on Form 20-F, we had 2,618,425 ordinary shares issued and outstanding and we had no preferred shares outstanding. As of the date of this Annual Report, we also had warrants to purchase 4,232,328 ordinary shares and options to purchase 123,490 ordinary shares outstanding, of which options to purchase 30,424 ordinary shares are currently fully vested or vest within the next 60 days.

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

Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs. Moreover, actions such as reverse share and ADS splits, while intended to increase the per-unit trading price of our securities, may adversely affect trading liquidity, reduce the number of tradable shares, and weaken secondary market depth. There can be no assurance that a reverse split will result in a sustained increase in market price or that the liquidity of our securities will not be adversely affected. Investors may interpret reverse splits negatively, potentially resulting in increased volatility and downward pressure on our share price.

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

Our ADSs are listed on the NYSE American under the symbol “CANF.” To continue to be listed on the NYSE American, we are required to satisfy a number of conditions, including maintaining a share price and shareholders’ equity above certain thresholds. In addition, on March 6, 2026, the NYSE American filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the NYSE American if its market capitalization remains below $5 million for 30 consecutive trading days. As of the date of this Annual Report, our market capitalization is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market capitalization above $5 million for the requisite period, we would become subject to immediate suspension and delisting. If we are delisted from the NYSE American, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from the NYSE American, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities. Moreover, if our ADSs were delisted from the NYSE American, we will no longer be exempt from certain provisions of the Israeli Securities Law, and therefore will have increased disclosure requirements.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 were $2,000, $5,000, and $2,000, respectively. Our current capital expenditures are made solely within Israel and primarily consist of the acquisition of computers and related communications equipment. Such capital expenditures are financed internally.

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

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Grand View Research, the psoriasis drug market is forecasted to be worth $39 billion by 2030. According to Future Market Insights, the global HCC treatment market is expected to reach nearly $34 billion by 2035.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University until we terminated the agreement with them in January 2026. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

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

Currently, (i) we initiated the pivotal Phase III studies for Piclidenoson in the treatment of psoriasis, following meetings with the FDA and EMA, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are enrolling patients in a Phase IIb study of Namodenoson in the treatment of MASH, (iv) we completed enrollment of patients in an exploratory Phase II study of Namodenoson in the treatment of patients with pancreatic cancer, (v) we are undertaking preparatory work for a Phase II study with Piclidenoson for the treatment of Lowe syndrome, and (vi) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction. Since inception, we have incurred significant losses in connection with our research and development.

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

During 2023, we submitted a market registration plan to the EMA and FDA for Piclidenoson in the treatment of moderate to severe psoriasis. Following positive responses from the FDA and EMA for its registration plan and pivotal Phase III study protocol for Piclidenoson in the treatment of moderate to severe psoriasis, we initiated a Phase III study in the first quarter of 2025. The study is a randomized, double-blind, placebo-controlled study aimed at demonstrating clinical safety and efficacy for the treatment of patients with moderate to severe plaque psoriasis. Patients will be treated with 3 mg twice daily orally Piclidenoson tablets or placebo. The co-primary efficacy objectives of this study are the proportion of subjects who achieve a Psoriasis Area and Severity Index (PASI) score response of ≥75% (PASI 75) and the proportion of subjects who achieve a Static Physician’s Global Assessment (sPGA) at of 0 or 1 at Week 16. The FDA requested two Phase III safety and efficacy studies and also encouraged us to enroll adolescent patients due to the strong safety profile of the drug demonstrated over the development history and prior clinical studies. Based on our current assumptions, interim analysis data is expected to be released in the second quarter of 2027.

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

In March 2025, we announced that we completed a Phase II design for the treatment of Lowe Syndrome and preparatory work is undergoing for the initiation of the clinical study. Dr. Franchesca Emma from the Division of Nephrology, Bambino Gesù Children’s Hospital - IRCCS Rome Italy, agreed to be the principal investigator of the study. The Phase II open study is expected to enroll 5 patients that will be treated twice daily with 3 mg Piclidenoson for 6 months. The study’s primary end point will be the efficacy of Piclidenoson in increasing 99mTc-DMSA renal uptake. We plan to submit the study protocol to regulatory authorities in Italy and EMA during the second quarter of 2026.

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

In March 2025, we announced Vetbiolix is initiating an advanced clinical study in dogs with osteoarthritis, utilizing oral daily treatment with Piclidenoson. The study data expected to be released in the third quarter of 2026.

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

While the study did not achieve the primary end point of overall survival in the whole population (n=78), superiority in overall survival was found in the largest study subpopulation of CPB7 (n=56) and in secondary end points in the whole population, including objective response measured by CT or MRI. Findings from the study include the following: (i) for the whole population (n=78), median overall survival was 4.1 months for Namodenoson vs. 4.3 months for placebo (HR: 0.82), (ii) pre-planned subpopulation analysis of the CPB7 patients (n=56), revealed that the Namodenoson treated group (n=34) showed median overall survival of 6.8 months vs 4.3 months in placebo (n=22) HR: 0.77 (95% CI 0.49-1.40); similarly, for this subgroup of patients, progression free survival was 3.5 months for the Namodenoson treated group vs 1.9 (HR: 0.87) in the placebo group; (iv) 1-year survival in the CPB7 population was 44% for the Namodenoson treated group, as compared to 18% for patients dosed with placebo (p=0.028); (v) objective response in the whole patient population measured by CT or MRI, demonstrated that 9% treated by Namodenoson achieved partial response vs 0% in the placebo group, (vi) consistent with safety results from previously completed clinical trials, Namodenoson was generally well-tolerated, with no treated patients being withdrawn for toxicity and no cases of treatment-related deaths, (vii) disease control rate was 18.0% in the Namodenoson group vs 7.1% in the placebo group (p=0.013) after four months of treatment, (viii) 32.0% of patients treated with Namodenoson completed at least 12 months of treatment vs 14.3% who were treated with placebo (p=0.058), (vii) as of March 27, 2019, two patients in the Namodenoson group are ongoing after 30 months of treatment; these patients will continue to receive Namodenoson, and (ix) all nine patients with CBP9 cirrhosis, the most severe grade allowed into the trial, were randomly assigned to the Namodenoson treatment group (OS=3.5 months), a fact which has distorted the results in the whole population. Subgroup analyses using a variety of demographic and baseline disease characteristics, such as sex, performance status, and HCC disease status indicate the overall survival advantage of Namodenoson over placebo persists in the vast majority of the subgroups.

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

Based on the input received from the FDA and EMA, are conducting Liveration, a pivotal Phase III, randomized, double blind, placebo controlled trial of Namodenoson, that will enroll approximately 450 patients with HCC and underlying CPB7 cirrhosis at multiple centers worldwide. Patients will be randomized to oral treatment with either Namodenoson 25 mg or matching placebo given twice daily. The primary efficacy endpoint of the trial is overall survival (OS), based on the favorable OS response seen in the Phase II trial in patients with HCC and CPB7 cirrhosis. Other oncology trial efficacy outcomes, such as tumor radiographic response rates and median progression-free survival, as well as standard safety parameters, will be assessed. The study is designed to support an NDA submission in the U.S. and a marketing authorization application, or MAA, in Europe. The Phase III study is currently open for enrollment. Based on our current assumptions, interim analysis data is expected to be released in the second quarter of 2027.

In November 2019, we initiated a compassionate use program in Israel for Namodenoson in the treatment of HCC, the most common form of liver cancer. Our compassionate use program has enrolled and continues to treat one patient. The compassionate use program, which enables liver cancer patients not enrolled in our clinical study to be treated with Namodenoson, is being administered by Dr. Salomon Stemmer, the Principal Investigator of the Company’s prior Phase II liver cancer study, and Professor at the Institute of Oncology, Rabin Medical Center, Israel. In particular, a patient with advanced liver cancer treated with Namodenoson has reached an overall survival of 9 years to date with complete response to treatment. In August 2022, Namodenoson was approved for compassionate use in Romania.

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

MASH - All Cases Resolved: 25% of patients randomized into the Namodenoson 25 mg dosed group had MASH at baseline, as compared to none in the placebo group, which comprised of patients who had NAFLD without MASH at baseline. Following 12 weeks of treatment, all MASH cases were resolved in patients treated with 25 mg of Namodenoson, as compared to new MASH that developed in the placebo group representing 5% of that population, with p<0.009. MASH was evaluated by FibroScan-AST (FAST) score, a noninvasive marker of MASH, the severe form of NAFLD (equivalent to biopsy findings of NAS≥4, F≥2), measured by FibroScan elastography, CAP and serum AST.

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

In September 2024, we received approval from the Israeli Ministry of Health to conduct an exploratory Phase IIa clinical trial with orally-administered Namodenoson in the treatment of pancreatic carcinoma. In October 2024, we received orphan drug designation from the FDA for Namodenoson for the treatment of pancreatic cancer. Subsequently, in November 2024, the first patient was enrolled and completed enrollment in January 2026. This is an open-label trial in patients with advanced pancreatic adenocarcinoma whose disease has progressed on at least first line therapy or who refuse standard treatment. The trial is evaluating the safety, clinical activity, and pharmacokinetics (PK) of Namodenoson in this population. All patients receive oral Namodenoson 25 mg administered twice daily for consecutive 28-day cycles. Patients are being evaluated regularly for safety. Twenty evaluable patients were enrolled to the study. The primary objective of this trial is to characterize the safety profile of Namodenoson and the secondary objective is to evaluate the clinical activity as determined by the Objective Response Rate (ORR) using Response Evaluation Criteria in Solid Tumors (RECIST 1.1), Progression-Free Survival (PFS), Disease Control Rate (DCR), Duration of Response (DoR), and Overall Survival (OS). Top line data is expected in the third quarter of 2026.

In March 2025, we received a single FDA approval for the compassionate use treatment with Namodenoson of a U.S. based pancreatic cancer patient.

In March 2026, we announced that study met its primary endpoint, which was safety, demonstrating that Namodenoson was very well tolerated in this heavily pretreated patient population. No new safety signals were identified, and the safety profile was consistent with the known clinical experience of Namodenoson in other oncological diseases. Secondary endpoints included overall survival (OS) and progression-free survival (PFS). Survival follow-up remains ongoing, with 1/3 of patients currently alive at the time of data cut-off. As follow-up continues, survival outcomes are expected to further mature and will be announced during upcoming scientific meetings.

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

In February 2026, we announced that a patient with advanced decompensated liver cirrhosis who was treated with Namodenoson subsequently underwent a successful liver transplantation. The patient received Namodenoson treatment under a compassionate use framework while suffering from liver disease and complications consistent with decompensated cirrhosis. Throughout the treatment period, Namodenoson contributed to clinical stabilization, allowing the patient to remain a suitable candidate for liver transplantation until a compatible donor organ became available, ultimately resulting in a successful, life-saving liver transplantation. While this is a single case, the outcome suggests a potential supportive role for Namodenoson in patients with severe liver dysfunction awaiting transplantation. Due to the ongoing shortage of donor organs, many patients with decompensated cirrhosis deteriorate rapidly and, tragically, do not survive long enough to receive a suitable transplant, highlighting the importance of therapies that may help maintain stability during this critical period.

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

In February 2026, we received a Notice of Allowance from the Canadian Patent Office for Canadian Patent Application No. 3,126,002, which covers the use of Namodenoson as an oral A3 adenosine receptor agonist for reducing fat mass and body weight as an anti-obesity therapy. This allowance establishes intellectual property protection in Canada for Namodenoson in metabolic indications, complementing corresponding patents we hold in the United States and Australia and supporting broader development and partnering opportunities in obesity and related metabolic disorders.

In February 2026, we published the results of a peer-reviewed study in the International Journal of Obesity demonstrating an anti-obesity effect of our drug candidate, Namodenoson. The study showed that Namodenoson significantly reduced adipocyte proliferation and weight gain in a high-fat-diet animal model and modulated metabolic pathways associated with fat regulation. These findings are consistent with earlier clinical observations in metabolic dysfunction-associated steatohepatitis and support the potential of Namodenoson as an oral treatment for obesity and related metabolic disorders, complementing its ongoing clinical development in other indications.

In March 2026, the Israeli Patent Office allowed our patent application No. 284463, titled “An A3 Adenosine Receptor Ligand for Use for Achieving a Fat Loss Effect.” The allowed patent covers the use of A3 adenosine receptor (A3AR) agonists, including our lead drug candidate Namodenoson, for inducing fat loss and treating obesity and related metabolic disorders. This allowance provides additional intellectual property protection in Israel for Namodenoson in metabolic indications and further strengthens our global intellectual property portfolio supporting our obesity franchise.

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

In November 2025, we received a Notice of Allowance from the National Institute of Industrial Property of Brazil for our patent application covering CF602 as an oral or topical treatment for erectile dysfunction, including patients living with diabetes and those who do not respond to currently marketed therapies. This patent expands our intellectual property coverage for CF602 beyond the United States and Europe and supports the potential of CF602 to address a significant unmet medical need in the erectile dysfunction market.

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

In-Licensing Agreements

The following is a summary description of our in-licensing agreement with Leiden University, which we terminated in January 2026. Our previously granted license with NIH expired in June 2015 with the expiration of certain patents. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreement, which is attached as an exhibit to this Annual Report on Form 20-F.

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

Pursuant to the Leiden University Agreement, we are committed to make the following payments: (i) a one-time concession commission of 25,000 Euros; (ii) annual royalties of 10,000 Euros until clinical trials commence; (iii) 2% to 3% of net sales value, as defined in the Leiden University Agreement, received by us; (iv) royalties of up to 850,000 Euros based on certain progress milestones in the clinical stages of the products which are the subject of the patent under the Leiden University Agreement; and (v) if we sublicense the agreement, we will provide Leiden University royalties at a rate of 2-3% of net sales value, as defined in the Leiden University Agreement, and 10% of certain consideration received for granting the sublicense. In the event that we transfer to a transferee the aspect of our business involving the Leiden University Agreement, we must pay to Leiden University an assignment royalty of 10% of the consideration received for the transfer of the agreement. However, a merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement. In addition, we have agreed to bear all costs associated with the prosecution of the patents and patent applications to which we are granted a license under the Leiden University Agreement. As of December 31, 2025, we have paid approximately 165,000 Euros in royalties to Leiden University in connection with the Leiden University Agreement. In January 2026, we terminated the Leiden University Agreement.

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

The Distribution Agreement has an initial term of 10 years from first commercial sale of Namodenoson for the treatment of liver cancer or SL and is renewable for additional 3-year periods unless either party gives notice of termination at least 6 months prior to the then-current term. The Distribution Agreement may be terminated by CKD upon 30 days prior written notice if we fail to successfully complete our ongoing Phase II clinical trial for Namodenoson and we may terminate the Distribution Agreement upon 30 days prior written notice if certain commercialization milestones are not met by CKD or certain minimum quantities of sales are not made during the contract period. In addition, either party may terminate the Distribution Agreement in the event of an uncured material breach or insolvency.

Gebro Agreement

On January 8, 2018, we entered into a Distribution and Supply Agreement with Gebro, granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis. In 2020, we ended our development of Piclidenoson for rheumatoid arthritis.

Under the Distribution and Supply Agreement, we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of € 2,100,000 from Gebro in upfront and milestone payments.

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

For the year ended December 31, 2025, we recorded the following revenues: (i) $0.08 million as a result of recognition of a portion of an advance payment received in January 2018 under the distribution agreement with Gebro; (ii) $0.08 million under the Distribution Agreement with CKD which was due to the recognition of a portion of the advance payment received in December 2016 and April 2019 under the Distribution Agreement with CKD; (iii) $0.04 million under the Distribution Agreement with Cipher; and (iv) $0.20 million under the Distribution Agreement with Ewopharma.

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

Patents

As of March 26, 2026, we owned 13 patent families that, collectively, contain approximately 198 issued patents and pending patent applications in various countries around the world relating to our two clinical candidates, Piclidenoson and Namodenoson, and our preclinical candidate, CF602. Patents related to our drug candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation and method of administration of the applicable compounds and could materially improve their value. The patent positions for our leading drug candidates are described below. In addition, we filed a patent application which is currently pending in various countries around the world concerning the use of cannabinoids for treatment of conditions associated with elevated expression of the A3 adenosine receptor.

With respect to our product candidates, we currently own patents and/or have patent applications pending in several countries around the world for the following families of patents:

●	Specific dose to protect from psoriasis - a family of patents which pertains to the use of a specific dose level of Piclidenoson (total daily dose of 4.0 mg) for the treatment of psoriasis. Such a patent was granted in Israel, Japan, the United States, South Korea and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom). The patent is set to expire in 2030, and in 2031 in the U.S. Each of the patents has a filing date of September 6, 2010 and a priority date of September 6, 2009.

●	Piclidenoson method of synthesis - a family of patents which pertain to the method for producing Piclidenoson. Such patents were granted in the United States, India, China, Japan, Israel and Europe (by the EPO and validated in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom). These patents are set to expire in 2028 and in 2031 in the U.S. Each patent has a filing date of March 13, 2008, and a priority date of March 14, 2007.

●	Osteoarthritis (OA) indication - a family of patents which pertain to the use of A3AR agonists for the treatment of OA. Such patents were granted in Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, Spain, Sweden, Switzerland, Netherlands and the United Kingdom), U.S., Australia, Canada, South Korea, China, Israel, Japan and Mexico. The patents are set to expire in November 29, 2026. These patents have a filing date of November 29, 2006, and a priority date of November 30, 2005.

●	Liver protection- a family of patents which pertains to the use of A3AR agonists for increasing liver cell division, intended to induce liver regeneration following injury or surgery. Such patents were granted in China, Israel, Japan, U.S. and Europe (by the EPO and validated in Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Poland, Spain, Sweden, Switzerland, United Kingdom and Turkey). The patents are set to expire in 2028. Each patent in this family has a filing date of October 22, 2008, and a priority date of October 15, 2007.

●	Erectile dysfunction - a family of patents which pertain to treatment of erectile dysfunction. This family includes granted patents in the United States, Europe (by the EPO as a unitary patent and also validated in Switzerland, and United Kingdom), Australia, Brazil China, Hong Kong, Canada, South Korea, Israel, Mexico and Japan. The patents have a filing date of August 8, 2013, the earliest priority date is August 8, 2012.

●	NAFLD/NASH - a family of patents which pertain to the use of A3AR ligands for treatment of ectopic fat accumulation. This family includes granted patents in U.S., Israel, Europe (by the EPO and validated in Austria, Belgium, Bulgaria, Croatia, Czechia, Denmark, Estonia, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom and Turkey), South Korea, Hong Kong, China, Japan, Canada and Mexico. The patents have a filing date of November 22, 2016.

●	Obesity - a family of patents and patent applications which pertains to the use of A3AR ligand for reducing the level of adipocytes and specifically, for treating obesity. This family includes granted patents in Australia and the U.S., and patent applications in Brazil, Canada, China, Europe, Israel, Japan, Mexico, Korea and Hong Kong. These patents and patent applications have a filing date of January 5, 2020.

●	Cannabinoids - a family of patent applications pertaining to the use of cannabinoids for treating conditions and diseases that involve elevated expression of the A3AR. This family includes patent applications in India, Korea, and Thailand. These patent applications have a filing date of January 14, 2021.

●	Treatment of advanced cancer - a family of patent applications that makes use of A3AR ligands, particularly Namodenoson, for the treatment of advanced solid cancer, including advanced liver cancer. This family includes patent applications in the US, Australia, Brazil, Canada, Turkey, Japan, South Korea and Mexico. The US application was filed on December 28, 2022, claiming priority from a provisional application that was filed on December 29, 2021.

●	Treatment of joint inflammation - an Israeli patent application that makes use of A3AR ligands for the local treatment of articular arthritis. This patent application was filed on January 9, 2023, and abandoned. A new Israeli application was filed December 17, 2024, and abandoned. A new Israeli application was filed November 26, 2025, setting a new priority date.

●	Treatment of psoriasis - a family of patent applications that makes use of A3AR ligands for the treatment of psoriasis (6mg daily dose). This family includes patent applications in Argentina, Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Mexico, Korea, South Africa, and the US. These patent applications have a filing date of June 29, 2023.

●	Treatment of pancreatic cancer - a family of patent applications that makes use of A3AR ligands for the treatment of pancreatic cancer, including advanced forms. This family includes patent applications in China, Europe, Israel, Japan, Korea, and the US. These patent applications have a filing date of January 21, 2024.

●	Namodenoson method of synthesis - a family of patent applications which pertain to the method for producing Namodenoson. This family includes a PCT application and patent applications in Argentina, Brazil, China, India and the US. These patent applications have a filing date of March 10, 2025.

We currently hold an exclusive license from Fondazione Telethon ETS (Italy) to a family of patent applications that makes use of A3AR ligands for the treatment of diseases associated with OCRL gene disfunction, e.g., Dent disease and Lowe Syndrome. This family includes patent applications in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Mexico, Korea, South Africa, EurAsia, and the US. These patent applications have a filing date of July 1, 2024.

We currently hold an exclusive license from Leiden University of the Netherlands to a family of patents and patent applications that relate to the allosteric modulators of the A3AR, which includes the allosteric modulator CF602. This exclusive license relates to patents that were granted in the United States, China, Japan, South Korea, India and in Europe (validated in, Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and United Kingdom). In view of the approaching expiry date these patents were not renewed except for the US patents whose latest expiry date is 2029.

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

On the other hand, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug pipeline) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drug candidates in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. Moreover, other companies of various sizes engage in activities similar to ours. Most, if not all, of our competitors have substantially greater financial and other resources available to them. Competitors include companies with marketed products and/or an advanced research and development pipeline. The major competitors in the psoriasis therapeutic field include Amgen, J&J, Pfizer, Novartis, Abbvie, Eli Lilly, Bristol-Myers Squibb, UCB, Takeda, Alumis and more. Competitors in the HCC field include companies such as Bayer, Exelixis, Merck, Roche, Eisai, AstraZeneca, BeOne Oncology, Novartis, and Bristol-Myers Squibb. Competitors in the metabolic dysfunction-associated steatohepatitis, or MASH, field include companies such as Madrigal Pharmaceuticals, Novo Nordisk, Roche, GSK, Sagimet Biosciences, Inventiva SA, Altimmune Inc, and Eli Lilly. Competitors in the pancreatic cancer field include Bristol-Myers Squibb, Ipsen, Revolution Medicines among others. Competitors in the erectile dysfunction field include Pfizer, Eli Lilly, Bayer, and Petros Pharmaceuticals.

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

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via IV and have potential side effects. In January 2015, the FDA approved Cosentyx (secukinumab) by Novartis. In March 2016, the FDA approved Taltz (ixekizumab) by Eli Lilly. In April 2019, the FDA approved Skyrizi (risankizumab) by AbbVie. An oral small molecule inhibitor of phosphodiesterase 4, Otezla (Amgen), has gained sizable market share as a result in part due to its convenience of oral dose and comparable efficacy to the biologic drugs. Recently, a new oral inhibitor of TYK2 called SOTYKTU (Bristol) received U.S. FDA approval in September 2022. The psoriasis drug market is forecast to grow to $39 billion by 2030, according to estimate by Grand View Research.

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

Namodenoson for the Treatment of Canine Arthritis

The companion animal arthritis market size was valued at USD 3.75 billion in 2025 and is projected to grow from USD 3.98 billion in 2026 to USD 6.18 billion by 2034 at a CAGR of 6.93% during the forecast period (2026-2034), as per Straits Research Analysis.

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

Insurance

We maintain directors’ and officers’ liability insurance to protect our directors and officers against certain liabilities that may arise in connection with their services to the Company.

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

The Civil Monetary Penalties Law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

●	Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. This statute also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

●	the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians and other providers. All such reported information is publicly available; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2031, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. The FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, which includes several provisions to lower prescription drug costs for people with Medicare, including price negotiation requirements for drugs covered under Medicare, rebate requirements when drug prices rise faster than inflation, and a cap on out-of-pocket spending for Medicare Part D enrollees. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. On February 3, 2026, Congress enacted the Consolidated Appropriations Act of 2026, which limits the fees charged by pharmacy benefit managers, as well as requiring pharmacy benefit managers to fully pass through manufacturer rebates to a Medicare Part D plan sponsor. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. In addition, in December 2022, the Federal Trade Commission (FTC) released its Health Products Compliance Guidance that is intended to ensure health-related product claims, including drugs and biologics, are truthful, not misleading and supported by science. The FTC also updated its Guides Concerning the Use of Endorsements and Testimonials in Advertising that raises the growth of social media in marketing. On September 9, 2025, the FDA began requiring pharmaceutical advertisements to include full safety warnings during direct-to-consumer advertisements, instead of footnoting such information. Additionally, the FDA expanded its oversight on social medial promotional activities, including influencer partnerships, algorithm-driven targeted advertising, and AI-generated health content, to ensure compliance with the FDA’s advertisement requirements. The FDA has indicated it will begin enforcement actions for any advertisement violations.

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

Regulation and Marketing Authorization in the European Union

The European Medicines Agency, or EMA, is the scientific agency of the European Union, or EU, that coordinates the evaluation and monitoring of new and approved medicinal products such as drugs and biologics. It is responsible for the scientific evaluation of centralized applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors.

The process governing approval of medicinal products in the European Union follows essentially comparable lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

●	submission to the relevant national authorities of a clinical trial authorization, or CTA, which must be approved before human clinical trials may begin;

●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

●	submission to the relevant competent authorities of a Marketing Authorisation Application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU and/or Member States’ regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Authorization

Clinical trials in the EU are regulated under Regulation (EU) 536/2014 (CTR), as amended. As opposed to the previous Directive 2001/20/EC (CTD), which as an EU directive was not directly applicable in the member states, the CTR has immediate effect for the whole EU and did not have to be transposed into national law. While national laws implementing the CTD varied to a great extent, the CTR provides for a significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR became applicable on January 31, 2022. The CTR harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (CTIS), which includes a centralized EU portal and database for clinical trials. From January 31, 2023 onwards, clinical trial sponsors need to apply to start a clinical trial via CTIS. From January 31, 2025, any trials previously approved under the CTD that continue to run after such date, will need to comply with CTR and their sponsors must have recorded the required information on such trials in CTIS. The CTR provides inter alia:

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

The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a CTA via CTIS. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all EU member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization which, if granted by the European Commission, is automatically valid in all 28 EU member states, as well as member states of the European Economic Area (EEA). The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

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

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in accordance with Regulation (EC) No 726/2004 is in the interest of patients' health at EU level.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with experts appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/20042, as amended, request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the EU member states.

Conditional Approval

In specific circumstances, EU legislation (Article 14a Regulation (EC) No 726/2004, as amended and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for medicinal products intended for the treatment, prevention or medical diagnosis of seriously debilitating or life-threatening diseases (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data post-authorization, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies with a view to confirming that the risk-benefit balance is favorable. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

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

Market Authorizations Granted by Authorities of EU Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC, as amended:

●	The decentralized procedure allows applicants to file identical applications to several EU member states and receive simultaneous national approvals based on the recognition by EU member states of an assessment by a reference member state;

●	The national procedure is only available for products intended to be authorized in a single E.U. member state; and

●	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one EU member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the paediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1902/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only occurs in adult populations.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the competent authority responsible for granting marketing authorization verifies whether an application for marketing authorization or variation complies with the requirements laid down in Articles 7 and 8 of the Pediatric Regulation and whether a pediatric use marketing authorization application complies with the agreed pediatric investigation plan.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority (with respect to the relevant procedure for marketing authorization) with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

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

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits and obligations, including fee reductions, regulatory assistance, and the obligation to apply for the marketing authorization in the centralized process pursuant to Regulation (EC) No 726/2004 as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if the marketing authorization holder has given his consent to the second applicant or the marketing authorization holder is unable to supply sufficient quantities of the product or if the competing product is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

If the MAA of a medicinal product designated as an orphan drug includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the ten-year period of market exclusivity will be extended by two additional years.

Regulatory Data and Market Protection; Supplementary Protection Certificates

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new medicinal products approved on the basis of a complete independent data package benefit from eight years of data exclusivity and ten years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the ten-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new medicinal product and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity-see also “Orphan Drug Designation and Exclusivity”.

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

Pharmacovigilance and other requirements

We will, for example, have to comply with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. EU regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the EU’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual EU member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the European Commission’s Good Manufacturing Practices, or cGMP, requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Importers, manufacturers and distributors of active substances who are established in the Union shall register their activity with the competent authority of the Member State in which they are established. Member States enter the certificates of good manufacturing practice and good distribution practices which they issue in the EudraGMP database managed by EMA. The EMA may have a coordinating role in inspections concerning the compliance of manufacturers with regulatory requirements while the responsibility for carrying inspections out rests with the member states' competent authorities under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the manufacturer to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC, as amended. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the European Commission or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties and liability.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant competent authority in each EU member state pursuant to Article 9 of Regulation (EC) No 469/2009 and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “basic patent” means a patent which protects a product as such, a process to obtain a product or an application of a product, and which is designated by its holder for the purpose of the procedure for grant of a certificate. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

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

D. Property, Plants and Equipment

We are headquartered in Ramat Gan, Israel. We lease office space for NIS 4,000 ($1,253 based on December 31, 2025 exchange rate by Bank of Israel) per month. As of December 31, 2025, we did not have obligation to any lease payments related to our office space.

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

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to Grand View Research, the psoriasis drug market is forecasted to be worth $39 billion by 2030. According to Future Market Insights, the global HCC treatment market is expected to reach nearly $34 billion by 2035.

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

Currently, (i) we initiated the pivotal Phase III studies for Piclidenoson in the treatment of psoriasis, following meetings with the FDA and EMA, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are enrolling patients in a Phase IIb study of Namodenoson in the treatment of MASH, (iv) we recently completed enrollment in an exploratory Phase II study of Namodenoson in the treatment of patients with pancreatic cancer, (v) we are undertaking preparatory work for a Phase II study with Piclidenoson for the treatment of Lowe syndrome, and (vi) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction. Since inception, we have incurred significant losses in connection with our research and development.

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

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2025, we had an accumulated deficit of approximately $176.2 million. Although we have recognized revenues in connection with our existing out-licensing agreements with, Cipher, CKD, Gebro, Ewopharma, Vetbiolix and our historic out-licensing agreement with KD, CMS, Kyongbo and Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2025, we had approximately $5.5 million of cash and cash equivalents and $3 million of short-term deposits. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in our on-going trials.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	COMFORT Phase III study in psoriasis	Enrolling patients; Interim analysis data expected in Q2 2027
	Lowe Syndrome	Submission of the study protocol to regulators is expected in Q2 of 2026

Namodenoson	LIVERATION Phase III in HCC	Enrolling patients; Interim analysis data expected in Q2 2027
	Phase IIb study in MASH	Enrolling patients
	Phase IIa study in pancreatic cancer	Completed enrollment; Study met the primary endpoint - safety; Survival follow up is ongoing

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

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2023, 2024 and 2025; and on an aggregate basis since project inception:

	($ in thousands)			Costs Since
	Year Ended December 31,			Project
	2023	2024	2025	Inception
Piclidenoson
- Psoriasis	1,444	550	1,275	27,461
- Lowe syndrome	-	-	-	-
- Dogs osteoarthritis	-	-	-	-
- Other project & Pre clinical & API	27	10	2	22,434
	1,471	560	1,277	49,895
Namodenoson
- Liver cancer	1,755	1,990	2,153	17,376
- Pancreatic cancer	-	169	472	641
- MASH	1,225	1,230	1,289	7,216
- Pre clinical & API	9	-	202	4,671
	2,989	3,389	4,116	29,904
CF602 (erectile dysfunction)	-	-	-	1,740
Other projects	-	-	-	4,129
Total gross direct project costs (1)	4,460	3,949	5,393	85,668

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2025, we have incurred research and development expenses of approximately $158.6 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

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

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The adoption of the standard did not have a material impact on its financial statement disclosures.

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

Recent Offerings

On August 30, 2024, we entered into the ATM Agreement with Wainwright, as sales agent. Pursuant to the ATM Agreement, we may offer and sell our ADSs from time to time through Wainwright. Wainwright will receive a commission equal to 3.0% of the gross proceeds from the sale of the ADSs and will be reimbursed for certain specified expenses in connection with entering into the ATM Agreement. As of the date of this Annual Report, we sold 314,867 of our ADSs pursuant to the ATM Agreement for aggregate gross proceeds of approximately $5.7 million and subject to certain standstill restrictions and General Instruction I.B.5 to Form F-3 (also known as the baby shelf rule), we may currently sell up to an additional approximately $0.4 million under the ATM program.

On April 14, 2025, we entered into a securities purchase agreement pursuant to which we to sold in a registered direct offering an aggregate of 125,000 ADSs at an offering price of $24.00 per ADS resulting in aggregate gross proceeds of $3.0 million, before deducting fees payable to the placement agent and other offering expenses payable by us. The offering closed on April 15, 2025. We paid an aggregate of approximately $315,000 in placement agent fees and expenses and issued unregistered placement agent five-year warrants to purchase 8,750 ADS on the at an exercise price equal to $30.00 per ADS.

On July 28, 2025, we offered and sold in a public offering on a best efforts basis (the “July Offering”) (i) 62,500 ADSs, representing 125,000 ordinary share, (ii) 347,167 pre-funded warrants to purchase up to 347,167 ADSs (the “July Pre-Funded Warrants”), and (iii) 833,333 warrants to purchase up to 833,333 ADSs (the “July Common Warrants”, and together with the July Pre-Funded Warrants, the “July Warrants”), at a combined public offering price of $12.0 per ADS and accompanying July Common Warrants, and $11.98 per July Pre-Funded Warrant and accompanying July Common Warrants. Aggregate gross proceeds from the July Offering (without taking into account any proceeds from any future exercises of July Warrants) were approximately $5.0 million. The July Pre-Funded Warrants were immediately exercisable at an exercise price of $0.02 per ADS and may be exercised at any time until exercised in full. The July Common Warrants have an exercise price of $12 per ADS, are immediately exercisable, and expire on the two-year anniversary of the date of issuance. We paid an aggregate of approximately $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants, or the July Placement Agent Warrants, to purchase 29,167 ADS on the same terms as the July Common Warrants except that the July Placement Agent Warrants have an exercise price equal to $15 per ADS (representing 125% of the combined public offering price per ADS and accompanying July Common Warrant).

On March 4, 2026, we entered into an inducement offer letter agreement (the “Inducement Letter”), with a certain holder (the “Holder”), of certain of our existing warrants to purchase up to 795,869 ADSs representing 1,591,738 ordinary shares issued on July 29, 2025 at an exercise price of $9.34 per ADS (the “Existing Warrant”). Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 795,869 of the Company’s ADSs at a reduced exercise price of $5.00 per ADS in consideration of the Company’s agreement to issue new warrants to purchase ADSs (the “New Warrants”), to purchase up to an aggregate of 1,591,738 ADSs, at an exercise price of $5.00 per ADS. We paid an aggregate of approximately $343,347 in placement agent fees and expenses and issued unregistered placement agent warrants (the “Placement Agent Warrants”) to purchase 55,711 ADS on the same terms as the New Warrants except that the Placement Agent Warrants have an exercise price equal to $6.25 per ADS.

A. Results of Operations

Comparison of the Year Ended December 31, 2025 to Year Ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 were $0.41 million, a decrease of $0.27 million, or 40% compared to $0.67 million for the year ended December 31, 2024. The decrease in revenues was mainly due to the recognition of a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses

Research and development expenses for the year ended December 31, 2025 were $6.69 million, an increase of $0.9 million, or 16.26% compared to $5.75 million for the year ended December 31, 2024. Research and development expenses for the year ended December 31, 2025 comprised primarily of expenses associated with the ongoing of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The increase is primarily due to acceleration in expenses associated with both Namodenoson and Piclidenoson.

General and administrative expenses

General and administrative expenses were $3.66 million for the year ended December 31, 2025, an increase of $0.6 million, or 20.2% compared to $3.04 million for the year ended December 31, 2024. The increase is primarily due to the increase in investors relationship expenses following a one-time project that occurred during the first half of 2025. We expect that general and administrative expenses will remain at the same level through 2026.

Financial income, net

Financial income, net for the year ended December 31, 2025 was $0.12 million compared to $0.25 million for the year ended December 31, 2024. The decrease in financial income, net was mainly due to lower income on short-term deposits.

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

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2025, we had approximately $8.5 million in cash, cash equivalents and short-term deposits, and have invested most of our available cash funds in ongoing cash accounts. Our board of directors approved a contingency plan, to be implemented, in whole or in part, at our discretion, to allow us to continue our operations and meet our cash obligations. The contingency plan consists of cost reduction, which include mainly deferral and reprioritization of certain research and development programs that would involve reduced program spend and reduction in compensation paid to key management personnel until additional financing is obtained. Based on our current projections and plans, we have concluded that our existing capital resources will be adequate to satisfy our expected liquidity requirements for at least twelve months from the filing date. In March 2026, we received aggregate gross proceeds of approximately $4.3 million from a warrant inducement transaction.

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

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	regaining and maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide; and

●	the impact of the Russian invasion of Ukraine and the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

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

Cash Flows

The following tables sets forth selected cash flow information for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	U.S. $ in thousands

Cash used in operating activities:	$(8,949)	$(7,637)	$(8,440)
Cash provided by (used in) investing activities:	$(2)	$1,495	$498
Cash provided by financing activities:	$9,644	$6,711	$9,144
Exchange differences on balances of cash and cash equivalents	$10	$(22)	$98
	$703	$547	$1,300

Net cash used in operating activities was $8.9 million for the year ended December 31, 2025, compared with net cash used in operating activities of $7.6 million and $8.4 million for the years ended December 31, 2024 and 2023, respectively. The $1.3 million increase in the net cash used in operating activities during 2025, compared to 2024, was primarily the result of increase in our net loss.

Net cash provided by investing activities for the year ended December 31, 2025 was $0.002 million compared to net cash used in investing activities of $1.5 million and $0.5 million for the years ended December 31, 2024 and December 31, 2023, respectively. The decrease in net cash provided by investing activities for the year ended December 31, 2025 compared with 2024 was primarily due to no maturity of short-term deposits.

Net cash provided by financing activities was $9.6 million for the year ended December 31, 2025, compared to $6.7 million provided by financing activities for the year ended December 31, 2024 and $9.1 million of net cash provided by financing activities for the year ended December 31, 2023. The increase in net cash provided by financing activities during 2025 compared to 2024 was due to higher proceeds from issuance of shares and warrants.

The following table summarizes our significant contractual obligations in U.S. dollars as of December 31, 2025:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leiden University milestones(1)	35,224	11,741	23,483	-	-
Car lease obligations	92,775	60,339	32,436	-	-
Total	127,999	72,080	55,919	-	-

(1)	The obligations above do not include a potential milestone payment of €50,000 upon the initiation of a Phase I study, €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2025.

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

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue (including duration of the services), revenue recognition and stock-based compensation. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth our directors and senior management:

Member	Age	Position
Pnina Fishman, Ph.D.	76	Executive Chairman of the Board, Chief Scientific Officer

Motti Farbstein	62	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Sari Fishman, Ph.D.	53	VP of Business Development

Guy Regev(1)(2)(3)(4)(5)	55	Director

Abraham Sartani, M.D.(4)(5)	78	Director

Yoseph Bornstein(1)(2)(4)(5)	67	Director

Ilan Tamir(1)(2)(3)(4)(5)	67	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director under Israeli Law

(4)	Independent Director under Israeli Law

(5)	Independent Director under the NYSE American rules

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite, has served as our Chief Scientific Officer since June 2023, served on our Board of Directors since September 2005 and since June 2023 has served as the Executive Chairman of the Can-Fite Board of Directors. Dr. Fishman also served as our Chief Executive Officer from 2005 to June 2023. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Eye-Fite Ltd. and Ultratrend. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

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

Sari Fishman, Ph.D. Sari Fishman, Ph.D. has served as our Director Clinical Affairs from 2004 to 2014, Director of Business Development from 2014 to 2017 and since 2017 serves as VP of Business Development. Dr. Fishman gained her Ph.D. at the Bar-Ilan University, Ramat-Gan, Israel. Dr. Sari Fishman is the daughter of Pnina Fishman, our Chief Scientific Officer and the Chairman of our Board of Directors.

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

Guy Regev. Guy Regev has over fourteen years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX since November 2011. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on three areas of operation - Cleantech / Water, Financial Services, Retail/Trading. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing& Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Plassim Advanced Solutions in Sanitation Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, Gaon Antan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, and AHAVA Holdings LTD.

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

Ilan Tamir. Ilan Tamir has over 25 years of leadership experience across global technology, healthcare, and capital markets organizations. He recently joined our Board of Directors in March 2026. Mr. Tamir is currently the Chief Financial Officer at Serverfarm Israel Infrastructure Ltd. where he oversees financial and operational performance for the company. Previously, Mr. Tamir was CFO of Behalf Ltd., where he was appointed to lead the company’s structured wind down, including the closure of operations in the U.S. and Israel, asset realization, multi million dollar loan repayments, and final shareholder distributions. Before that, he served as COO and CFO of Matomy Media Group (LSE/TASE), guiding the company through a highly complex multi stakeholder restructuring, asset divestitures, and comprehensive settlement agreements. Earlier in his career, Mr. Tamir held senior roles including Interim CFO of Kryon Systems, CFO of BRM Capital, and CFO of Logal Software (NASDAQ: SMPLF). He also co founded, led, and served on the Board of iMER, an international medical services firm that helped patients access top academic medical centers worldwide. Mr. Tamir holds a B.Sc. in Computer Science from the Technion – Israel Institute of Technology and an MBA from Tel Aviv University.

B. Compensation.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our office holders as a group

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of December 31, 2025, in addition to the five members of the Board of Directors, we consider two other individuals, including our Chief Executive Officer, who is also our Chief Financial Officer, and its VP Business Development to be office holders.

Salaries, fees, commissions, bonuses and options (thousand USD)
All office holders as a group, consisting of 7 persons	1,804	*

*	This amount includes approximately $0.06 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

The following table presents information regarding compensation reflected in our financial statements for five most highly compensated office holders, as of December 31, 2025.

	Salary		Bonus	Value of Options Granted(4)	Other(5)	Total
Name and Position	(USD in thousands)
Pnina Fishman Executive Chairman and Chief Scientific Officer	351	(1)	147	41	18	557

Motti Farbstein Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	398	(2)	196	34	22	650

Sari Fishman VP Business Development	255	(2)	89	21	24	389

Yaacov Goldman (6) Former External Director	34	(3)	-	22	-	56

Guy Regev External Director	38	(3)	-	22	-	60

(1)	Amount represents consulting fee.

(2)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2025 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 of our financial statements.

(5) (6)	Amount represents cost of use of company car. Mr. Goldman resigned effective January 14, 2026.

Each director other than our Chief Executive Officer and Avraham Sartani, is entitled to the payment of annual fee of NIS 53,155 or $16,663 (based on the exchange rate reported by the Bank of Israel on December 31, 2025), and payment of NIS 3,552 or $1,113 (based on the exchange rate reported by the Bank of Israel on December 31, 2025) per meeting for participating in meetings of the Board and committees of the Board. The annual fee shall not exceed the annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760-2000 as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The compensation awarded for participating in resolutions that are adopted without an actual convening (i.e., unanimous written resolutions) and for participating through telephone meetings will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the participation compensation will be reduced by 50%; and (2) for participation through telephone meetings, the participation compensation will be reduced by 40%. The participation compensation and the annual fee is inclusive of all expenses incurred by our directors in connection with their participation in a meeting held at our offices or with regard to resolutions resolved by written consent or teleconference. Avraham Sartani is entitled to a fee of $1,000 per meeting. In addition, our directors (other than our Chief Executive Officer and external directors) are entitled to reimbursement for expenses related to their participation at meetings taking place not at our offices and outside their respective residency area.

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

Service Management Agreement with F.D. Consulting: On June 27, 2002, we entered into a Service Management Agreement with F.D. Consulting, a company partially owned by Pnina Fishman, pursuant to which Dr. Fishman began serving as our Chief Scientific Officer and later became our Chief Executive Officer and is a member of our Board of Directors and continues to be retained through this agreement. F.D. Consulting’s current gross monthly fee is NIS 100,000 or $31,348 (based on the exchange rate reported by the Bank of Israel on December 31, 2025) which is linked to the Israeli CPI and fluctuates accordingly. Dr. Fishman, through F.D. Consulting, is also entitled to reimbursement for reasonable out-of-pocket expenses and use of a company automobile and mobile phone.

The term of F.D. Consulting’s service management agreement is indefinite, unless earlier terminated for cause by us or without cause by either party, subject to three months’ advanced notice.

Dr. Fishman is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Dr. Fishman has outstanding options to purchase an aggregate of 23,600,000 ordinary shares, of which (i) 133 options to purchase 133 ordinary shares have an exercise price of NIS 7,032 per ordinary share or $2,204 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested as of the date of this Annual Report and expire on January 7, 2029, (ii) 833 options to purchase 833 ordinary shares have an exercise price of NIS 756 per ordinary share or $237 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested as of the date of this Annual Report and expire on May 27, 2030, (iii) 833 options to purchase 833 ordinary shares have an exercise price of NIS 750 per ordinary share or $235 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested as of the date of this Annual Report, and expire on April 13, 2031, (iv) 1,000 options to purchase 1,000 ordinary shares have an exercise price of NIS 750 per ordinary share or $235 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing September 5, 2022, and expire on July 16, 2032, (v) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 78.3 per ordinary share or $24.5 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 3033, (vi) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 82.5 per ordinary share or $25.8 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing August 7, 2024 and expire on May 7, 2034, and (vii) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 54.0 per ordinary share or $16.9 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing June 30, 2025 and expire on April 29, 2035.

Employment and Non-Competition Agreement with Motti Farbstein: On September 1, 2003 we entered into an employment and non-competition agreement with Motti Farbstein pursuant to which Mr. Farbstein began serving as our Director of Clinical Operations and Administrative Affairs on September 1, 2003 and is currently serving as our Chief Executive Financial and Operating Officer. Mr. Farbstein’s current gross monthly salary is NIS 80,000 or $25,078 (based on the exchange rate reported by the Bank of Israel on December 31, 2025). Mr. Farbstein is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 13-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us. Five percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Farbstein is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

The term of Mr. Farbstein’s employment and non-competition agreement is indefinite, unless earlier terminated for just cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice.

Mr. Farbstein is also entitled to receive options exercisable into our ordinary shares from time to time. As of the date of this Annual Report, Mr. Farbstein has outstanding options to purchase an aggregate of 19,960,000 ordinary shares, of which (i) 83 options to purchase 83 ordinary shares at an exercise price of NIS 7,539 per option or $2,363 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested and expire on December 28, 2027, (ii) 50 options to purchase 50 ordinary shares at an exercise price of NIS 7,032 per option or $2,204 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested and expire on January 7, 2029, (iii) 333 options to purchase 333 ordinary shares at an exercise price of NIS 756 per option or $237 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2025), fully vested and expire on May 27, 2030, (iv) 500 options to purchase 500 ordinary shares at an exercise price of NIS 750 per option or $235 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing April 13, 2021 and expire on April 14, 2031; (v) 667 options to purchase 667 ordinary shares at an exercise price of NIS 750 per option or $235 per option (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing July 7, 2022 and expire on July 6, 2032, (vi) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 78.3 per ordinary share or $24.5 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing May 1, 2023 and expire on April 30, 2033, (vii) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 82.5 per ordinary share or $25.8 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing August 7, 2024 and expire on May 7, 2034, and (viii) 2,500 options to purchase 2,500 ordinary shares have an exercise price of NIS 54.0 per ordinary share or $16.9 per ordinary share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), vesting on a quarterly basis over four years commencing June 30, 2025 and expire on April 29, 2035.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; we currently have a vacancy for our Class II Director; and Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2028.

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

On June 30, 2023, Dr. Pnina Fishman was appointed as Chairman of the Board, and Ilan Cohn, the former Chairman of the Board, remained as one of our Class II directors until the close of the annual meeting held in 2024.  On August 5, 2021, at a special meeting of our shareholders Yoseph Bornstein was elected to serve as one of our external directors for a three-year term ending July 29, 2027. On March 10, 2026, at a special meeting of our shareholders Mr. Ilan Tamir was elected to serve as one of our external directors for a three-year term ending March 3, 2029.

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

Yoseph Borenstein and Ilan Tamir serve as external directors on our Board of Directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee and our compensation committee. Our Board of Directors has determined that Guy Regev possesses accounting and financial expertise, and that both of our external directors possess the requisite professional qualifications. In addition to our external directors, Guy Regev and Abraham Sartani serve as independent directors on our Board of Directors. Guy Regev also serves on our audit committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Guy Regev, who serves as the audit committee financial expert, with Yoseph Borenstein and Ilan Tamir as members. Our audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

D. Employees.

As of December 31, 2025, we had 5 employees, 2 of whom were employed in management and administration, 2 of whom were employed in research and development and 1 of whom was employed in business development. All of these employees were located in Israel.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 25, 2026 by the members of our senior management and Board of Directors individually and as a group. The beneficial ownership of ordinary shares is based on the 4,285,093 ordinary shares outstanding as of March 25, 2026 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 25, 2026, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares*		Percentage of Class**
Senior Management and Directors
Pnina Fishman, Ph.D.	6,356	(1)	**
Motti Farbstein	5,029	(2)	**
Sari Fishman, Ph.D.	3,919	(3)	**
Guy Regev	2,932	(4)	**
Abraham Sartani, M.D.	2,924	(5)	**
Yoseph Borenstein	2,908	(6)	**
Ilan Tamir	-	(7)	**
Senior Management and Directors as a group (7 persons)	24,068		1.0%

Holders of more than 5% of our voting securities
None

*	U.S. dollar translations of NIS amounts presented in the footnotes to this table are translated using the exchange rate reported by the Bank of Israel on December 31, 2025.

**	Denotes less than 1%

(1)	Represents (i) 88 ordinary shares, (ii) 133 options to purchase 133 ordinary shares at an exercise price of NIS 7,032 per option or $2,204 per option and expire on January 7, 2029, (iii) 833 options to purchase 833 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on May 27, 2030; (iv) 833 options to purchase 833 ordinary shares at an exercise price of NIS 756 per option or $237 per option and expire on April 13, 2031; (v) 875 options to purchase 875 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on July 16, 2032, (vi) 1,875 options to purchase 1,875 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, (vii) 1,094 options to purchase 1,094 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034, and (viii) 625 options to purchase 625 ordinary shares at an exercise price of NIS 54.0 per option or $16.9 per option and expire on April 29, 2033. Excludes 4,031 options to purchase 4,031 ordinary shares that vest in more than 60 days from March 25, 2026.

(2)	Represents (i)83 options to purchase 83 ordinary shares at an exercise price of NIS 7,539 per option or $2,363 per option and expire on December 28, 2027, (ii) 50 options to purchase 50 ordinary shares at an exercise price of NIS 7,032 per option or $2,204 per option and expire on January 7, 2029, and (iii) 333 options to purchase 333 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on May 27, 2030; (iv) 500 options to purchase 500 ordinary shares at an exercise price of NIS 756 per option or $237 per option and expire on April 13, 2031; (v) 625 options to purchase 625 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on July 16, 2032, (vi) 1,719 options to purchase 1,719 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, (vii) 1,094 options to purchase 1,094 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034, and (viii) 625 options to purchase 625 ordinary shares at an exercise price of NIS 54.0 per option or $16.9 per option and expire on April 29, 2035. Excludes 4,103 options to purchase 4,103 ordinary shares that vest in more than 60 days from March 25, 2026.

(3)	Represents (i) 27 options to purchase 27 ordinary shares at an exercise price of NIS 10,986 per option or $3,444 per option and expire on March 30, 2027, (ii) 50 options to purchase 50 ordinary shares at an exercise price of NIS 7,539 per option or $2,363 per option and expire on December 30, 2027, (iii) 40 options to purchase 40 ordinary shares at an exercise price of NIS 7,032 per option or $2,204 per option and expire on January 7, 2029, (iv) 333 options to purchase 333 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on May 27, 2030, (v) 500 options to purchase 500 ordinary shares at an exercise price of NIS 756 per option or $237 per option and expire on April 13, 2031; (vi) 469 options to purchase 469 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on July 16, 2032, (vii) 1,250 options to purchase 1,250 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, (viii) 833 options to purchase 833 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034, and (ix) 417 options to purchase 417 ordinary shares at an exercise price of NIS 54.0 per option or $16.9 per option and expire on April 29, 2035. Excludes 2,528 options to purchase 2,528 ordinary shares that vest in more than 60 days from March 25, 2026.

(4)	Represents (i) 8 ordinary shares, (ii) 16 options to purchase 16 ordinary shares at an exercise price of NIS 8,778 per option or $2,752 per option and expire on November 28, 2027, and (iii) 200 options to purchase 200 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on June 14, 2030, (iv) 1,625 options to purchase 1,625 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, (v) 1,083 options to purchase 1,083 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034. Excludes 17,625 options to purchase 17,625 ordinary shares that vest in more than 60 days from March 25, 2026.

(5)	Represents (i) 16 options to purchase 16 ordinary shares at an exercise price of NIS 8,778 per option or $2,752 per option and expire on November 28, 2027, and (ii) 200 options to purchase 200 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on June 14, 2030, (iii) 1,625 options to purchase 1,625 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, (iv) 1,083 options to purchase 1,083 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034. Excludes 17,624 options to purchase 17,624 ordinary shares that vest in more than 60 days from March 25, 2026.

(6)	Represents (i) 200 options to purchase 200 ordinary shares at an exercise price of NIS 750 per option or $235 per option and expire on June 22, 2031, (ii) 1,625 options to purchase 1,625 ordinary shares at an exercise price of NIS 78.3 per option or $24.5 per option and expire on April 30, 2033, and (iv) 1,083 options to purchase 1,083 ordinary shares at an exercise price of NIS 82.5 per option or $25.8 per option and expire on May 7, 2034. Excludes 1,624 options to purchase 1,624 ordinary shares that vest in more than 60 days from March 25, 2026.

(7)	Excludes 16,000 options to purchase 16,000 ordinary shares that vest in more than 60 days from March 25, 2026.

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 2 ordinary shares. As of March 18, 2026, BNY held 3,485,847 ordinary shares representing approximately 81.3% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees.

As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 9 of our consolidated financial statements, included elsewhere in this Annual Report on Form 20-F.

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

As of December 31, 2025, options to purchase an aggregate of 49,533 ordinary shares, are outstanding pursuant to the 2013 and 2023 share option plans.

2013 Share Option Plan

Under the 2013 Plan we granted options at exercise prices between NIS 750 and NIS 36,000 per ordinary share, no par value. As of December 31, 2025, no options were available to be granted under the 2013 Plan. As of December 31, 2025, 24,866 options to purchase 24,866 ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options vest over a four-year period. As of December 31, 2025, options to purchase 18,247 ordinary shares were fully vested.

2023 Share Option Plan

As of December 31, 2025, options to purchase up to 8,667 ordinary shares were available to be granted under the 2023 Plan. As of December 31, 2025, 24,667 options to purchase ordinary shares were outstanding. Options granted to Israeli employees were in accordance with the Tax Ordinance under the capital gains route set forth in section 102(b)(2) of the Tax Ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options vest over a four year period. As of December 31, 2025, 7,250 options were fully vested.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Can-Fite BioPharma Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 25, 2026. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

B. Related Party Transactions.

The following is a description of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect since January 1, 2025. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

We employ Zivit Harpaz as Director of Regulatory and Clinical Operations. For fiscal years 2025, 2024 and 2023, Ms. Harpaz received salary, bonus and benefits totaling approximately $296,000, $270,000, and $262,000, respectively. During fiscal years 2025, 2024 and 2023, we awarded to Ms. Harpaz options to purchase 1,333, 1,333, and 1,000 ordinary shares, respectively. Ms. Harpaz is the daughter of Pnina Fishman.

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

B. Significant Changes

See “Note 14:—Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-34 for a discussion of significant events that have occurred since December 31, 2025.

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

B. Memorandum and Articles of Association.

Our number with the Israeli Registrar of Companies is 512022153. Our purpose is set forth in Section 3 of our Articles of Association and is to carry out any lawful business.

On November 10, 2025, our shareholders increased our authorized share capital by 20,000,000,000 shares, such that our authorized share capital is equal to 42,000,000,000 shares, with no par value. Following our 1 for 3,000 reverse split effected on January 2, 2026, our authorized share capital was proportionately decreased to 14,000,000 ordinary shares, no par value. Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

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

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the Board of Directors and do not require the approval of the shareholders of a company unless such company’s articles of association provide otherwise. Our Amended and Restated Articles of Association provide that decisions on the distribution of dividends will be made by the Board of Directors and do not require shareholder approval.

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

Election of Directors

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13, plus the number of external directors whose appointment is legally required. The Board of Directors is presently comprised of six members.

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

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office, and the provisions of Section 230(a) of the Companies Law in this regard shall not apply. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; and we currently have a vacancy for our Class II Director.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, requires a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of our then issued and outstanding share capital.

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

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”

Shareholder Meetings

Under Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary meetings. Our Board of Directors may call extraordinary meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law and our Amended and Restated Articles of Association provide that our Board of Directors is required to convene an extraordinary meeting upon the written request of (i) any two of our directors or one quarter of our Board of Directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

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

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent. Consequently, our Amended and Restated Articles of Association do not allow shareholders to approve corporate matters by written consent.

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

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place, or to a later date if so specified in the notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our surplus assets will be distributed to the holders of our ordinary shares pari passu in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares, ADSs, Warrants, and Pre-funded Warrants” below assume that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our analysis of our income, assets, and operations, we believe that we may have been a PFIC for 2025. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2026 or for any other taxable year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Based on our analysis of our income, assets, and operations, we believe that we may have been a PFIC for 2025. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2026 or in any other taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that a court or the IRS will agree with our conclusion.

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

To the extent a distribution on our ordinary shares or ADSs (or warrants, to the extent applicable) does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares or ADSs (or warrants, to the extent applicable).

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, who is also our chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2025. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2025 were effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2025.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting since the Company is a non-accelerated filer.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Guy Regev is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Regev qualified as an “independent director,” as that term is defined under NYSE American rules.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2025	2024
Services Rendered	(USD in thousands)
Audit (1)	212	198
Audit related services	4	-
Tax	-	-
All other fees	-	-
Total	216	198

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit No.	Description
1.1*	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd

2.1*	Description of Securities Registered under Section 12

2.2	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.)

4.1#	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.7#	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013)

4.8#	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015)

4.9#	Can-Fite BioPharma Ltd. 2023 Israeli Share Option Plan (incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 28, 2024)

4.10#	Compensation Policy of Can-Fite BioPharma Ltd. (incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on April 14, 2025)

4.11†	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015)

4.12†	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 30, 2017)

4.13	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 16, 2021)

4.14	Form of Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on November 22, 2023)

4.15	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on November 22, 2023)

4.16	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 12, 2024)

4.17	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 12, 2024)

4.18	Form of At The Market Offering Agreement, dated August 30, 2024, between Can-Fite BioPharma Ltd. and H.C. Wainwright & Co., LLC (incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 30, 2024)

4.19

Form of Securities Purchase Agreement, dated April 14, 2025, by and between the Company and the investor party thereto (incorporated herein by reference to the Report on Form 6-K filed with the SEC on April 15, 2025)

4.20	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on April 15, 2025 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on April 15, 2025)

4.21	Form of Securities Purchase Agreement, dated July 28, 2025, by and between the Company and the investor party thereto (incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 29, 2025)

4.22	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 29, 2025 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 29, 2025)

4.23	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on July 29, 2025 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 29, 2025)

4.24	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 29, 2025 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 29, 2025)

4.25	Form of Inducement Letter dated March 4, 2026 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on March 5, 2026)

4.26	Form of New Warrant issued by Can-Fite BioPharma Ltd. on March 5, 2026 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on March 5, 2026)

4.27	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on March 5, 2026 (incorporated herein by reference to the Report on Form 6-K filed with the SEC on March 5, 2026)

8.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 24, 2022)

11.1+	Insider Trading Policy (incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on April 14, 2025)

12.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

97.1#	Executive Officer Clawback Policy (incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 28, 2024)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith.
#	Management contract or compensatory plan.
+	English translation of original Hebrew document.
†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CAN-FITE BIOPHARMA LTD.

Date: March 26, 2026	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CAN-FITE BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Can-Fite BioPharma Ltd. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operating loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

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

March 26, 2026

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,528	$4,825
Short-term deposits		3,011	3,057
Prepaid expenses, and other current assets	3	900	1,095
Short-term investment	6	1	5

Total current assets		9,440	8,982

NON-CURRENT ASSETS:
Operating lease right of use assets	10	69	111
Property, plant and equipment, net	4	5	27

Total non-current assets		74	138

Total assets		$9,514	$9,120

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except for share and per share data)

		December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,161	$618
Current maturity of operating lease liability	10	56	53
Deferred revenues	7	405	405
Other accounts payable	5	1,109	976

Total current liabilities		2,731	2,052

NON-CURRENT LIABILITIES:
Long-term operating lease liability	10	15	51
Deferred revenues	7	1,176	1,581

Total non-current liabilities		1,191	1,632

CONTINGENT LIABILITIES AND COMMITMENTS	8

SHAREHOLDERS’ EQUITY:	9
Ordinary shares of no par value - Authorized: 14,000,000 and 3,333,334 shares at December 31, 2025 and 2024, respectively; Issued and outstanding: 2,618,425 and 994,394 shares as of December 31, 2025 and 2024, respectively (*)		-	-
Additional paid-in capital		180,654	170,670
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(176,189)	(166,361)

Total shareholders’ equity		5,592	5,436

Total liabilities and shareholders’ equity		$9,514	$9,120

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 9.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATING LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
	Note	2025	2024	2023

Revenues	7	$405	$674	743

Research and development expenses		(6,693)	(5,757)	(5,983)
General and administrative expenses		(3,662)	(3,047)	(2,955)

Total operating expenses		(10,355)	(8,804)	(8,938)

Operating loss		(9,950)	(8,130)	(8,195)

Total financial income, net	11	122	250	561

Loss before taxes on income		(9,828)	(7,880)	(7,634)

Net loss		$(9,828)	$(7,880)	(7,634)

Basic and diluted net loss per share		$(5.97)	$(10.86)	(17.92)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (*)		1,646,208	725,309	426,111

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 9.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares (*)		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of December 31, 2022	271,916	-	154,192	1,127	(150,847)	4,472

Issuance of ordinary shares and warrants, net of issuance costs of $ 973	30,000	-	6,526	-	-	6,526

Issuance of ordinary shares due to exercise of warrants net of issuance expenses of $ 386	151,363	-	2,618	-	-	2,618

Share-based payments	-	-	261	-	-	261

Net loss	-	-	-	-	(7,634)	(7,634

Balance as of December 31, 2023	453,279	-	163,597	1,127	(158,481)	6,243

Release of ordinary shares that were previously held in abeyance	151,364	-	-	-	-	-

Issuance of ordinary shares and warrants, net of issuance costs of $ 512 (refer to note 9(b)(3))	285,714	-	4,488	-	-	4,488

Issuance of ordinary shares due to ATM, net of issuance costs $152 (refer to note 9(b)(4))	99,037	-	2,223	-	-	2,223

Share-based payments (refer to note 9(b)(1))	5,000	-	362	-	-	362

Net loss	-	-	-	-	(7,880)	(7,880)

Balance as of December 31, 2024	994,394	-	170,670	1,127	(166,361)	5,436

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 9.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares (*)		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

Balance as of January 1, 2025	994,394	-	170,670	1,127	(166,361)	5,436

Issuance of ordinary shares and warrants and exercise of pre-funded warrants, net of issuance costs of $1,289	1,083,333	-	6,711	-	-	6,711

Issuance of ordinary shares due to ATM, net of issuance costs of $367 (refer to note 9(b)(5))	530,698	-	2,933	-	-	2,933

Share-based payments	10,000	-	340	-	-	340

Net loss	-	-	-	-	(9,828)	(9,828)

Balance as of December 31, 2025	2,618,425	-	180,654	1,127	(176,189)	5,592

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 9.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss	$(9,828)	$(7,880)	$(7,634)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	24	7	15
Reduction in the carrying amount of operating lease right of use asset	42	37	94
Share-based payment	340	362	261
Changes in fair value of short-term investment	4	14	(11)
Financial expenses (income), net	36	90	(222)
Change in prepaid expenses, and other current assets	195	(109)	184
Decrease in operating lease liability	(33)	(32)	(84)
Increase (decrease) in trade payable	543	191	(469)
Decrease in deferred revenues	(405)	(349)	(743)
Increase (decrease) in other accounts payable	133	32	169

Net cash used in operating activities	$(8,949)	$(7,637)	$(8,440)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(5)	(2)
Maturity of short-term deposits, net	-	1,500	500

Net cash provided by investing activities	(2)	1,495	498

Cash flows from financing activities:

Issuance of ordinary shares due to ATM, net of issuance costs	2,933	2,223	-
Issuance of ordinary shares and warrants, net of issuance costs	6,711	4,488	9,144

Net cash provided by financing activities	9,644	6,711	9,144

Exchange differences on balances of cash and cash equivalents	10	(22)	98

Increase (decrease) in cash and cash equivalents	703	547	1,300
Cash and cash equivalents at the beginning of the year	4,825	4,278	2,978

Cash and cash equivalents at the end of the year	5,528	4,825	4,278

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$-	$96	$62

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

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 2 ordinary shares of the Company.

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

Evaluation of Substantial Doubt Raised

In performing the first step of the evaluation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of net losses of $9,828, $7,880 and $7,634 for the years ended December 31, 2025, 2024 and 2023, respectively. The accumulated deficit for the years ended December 31, 2025, was $176,189.

-	Net operating cash outflow of $8,949, $7,637 and $8,440 for the years ended December 31, 2025, 2024 and 2023, respectively.

-	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of December 31, 2025, the Company had $8,539 in available cash, cash equivalents and short-term deposits. Subsequent to balance sheet date, the Company raised gross proceeds of approximately $4,350, refer to Note 15.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL (Cont.)

Liquidity resources suffice for at least twelve months from the date that the consolidated financial statements were issued, nevertheless the Company has committed to implement a contingency plan, as required, in order to allow it to continue its operations and meet its cash obligations. The contingency plan consists of cost reduction, which include mainly deferral and reprioritization of certain research and development programs that would involve reduced program spend and reduction in compensation paid to key management personnel until additional financing is obtained.

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

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2025 and 2024, the Company’s bank deposits are denominated in U.S. dollars and bears yearly interest at weighted average rates of 4.30% and 5.25%. Short-term bank deposits are presented at their cost, including accrued interest.

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

Property and equipment and ROU assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (assets group) to be held and used is measured by a comparison of the carrying amount of an asset (assets group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025, and 2024, no impairment indicators have been identified.

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

Sales based royalties are recognized only when the subsequent sale occurs. As of December 31, 2025, the Company has not yet received the required regulatory approvals for its products and has not yet recognized any sales-based royalties.

The prepayments terms from the Company’s contracts with customers do not include a significant financing component as the primary purpose of these payments is not to receive financing from the customers.

Revenue Recognition – Contract Balances

Contract liabilities, due to the upfront payments, include amounts received from customers for which revenue has not yet been recognized. As of December 31, 2025 and December 31, 2024 contract liabilities and remaining performance obligation amounted to $1,581 and $1,986, respectively and are presented under deferred revenues. During the year ended December 31, 2025, the Company recognized revenues in the amount of $405 which have been included in the contract liabilities at December 31, 2024.

Deferred revenue and remaining performance obligation that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2025	2024	2023

Cipher Pharmaceuticals (Canada)	11%	7%	11%
Chong Kun Dang Pharmaceuticals Corp. (South Korea)	19%	11%	25%
Gebro Holding GmbH (Austria)	19%	11%	18%
Ewopharma AG (Switzerland)	51%	30%	46%
Vetbiolix (France)	-%	41%	-

Total	100%	100%	100%

l.	Research and development expenditures:

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

The carrying amounts of cash and cash equivalents, short term deposit, prepaid expenses and other currents assets, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The Company has an investment in marketable equity security classified within level 1 in the fair value hierarchy.

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

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2025, and 2024, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

p.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. Severance pay expense for the year ended December 31, 2025, 2024 and 2023 amounted to $53, $49 and $47, respectively.

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2025, and 2024, a full valuation allowance was provided by the Company.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2025, and 2024, no liability for unrecognized tax benefits was recorded.

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

All outstanding share options and warrants for the years ended December 31, 2025, 2024 and 2023 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. The potential ordinary shares and warrants that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2025	2024	2023

Options	49,533	41,610	27,492
Warrants	2,604,096	886,599	617,337

Total	2,653,629	928,209	644,829

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 9.

u.	Recently adopted accounting pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The adoption of the standard did not have material impact on its financial statement disclosures.

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

NOTE 3:-  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2025	2024

Government authorities	$74	$77
Prepaid expenses and others	826	1,018

	$900	$1,095

NOTE 4:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Laboratory equipment	$-	$64
Computers, office furniture and equipment	17	15

	17	79
Accumulated depreciation:

Laboratory equipment	-	43
Computers, office furniture and equipment	12	9

	12	52

Property and equipment, net	$5	$27

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $24, $7 and $15, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 5:- OTHER ACCOUNTS PAYABLE

	December 31,
	2025	2024

Employees and payroll accruals	$811	$675
Accrued expenses	298	301

	$1,109	$976

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2025
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$1	$1	$-	$-

	December 31, 2024
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$5	$5	$-	$-

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

As of December 31, 2025, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

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

As of December 31, 2025, the Company received an amount of $1,500 for up-front payment and additional $500 for achieved milestone.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- REVENUES (Cont.)

As of December 31, 2025, the Company estimates that such services will be completed by June 30, 2029 and therefore revenues from such up-front payment are recognized over such period.

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

As of December 31, 2025, the Company received an amount of € 1,500 thousands (approximately $1,850) for up-front payment and additional € 600 thousands (approximately $720) for achieved milestone.

As of December 31, 2025, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

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

As of December 31, 2025, the Company received an amount of $2,000 for up-front payment which was previously recognized in revenues.

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

As of December 31, 2025, the Company received an amount of $2,250 for up-front payment.

As of December 31, 2025, the Company estimates that such services will be completed by December 31, 2029 and therefore revenues from such up-front payment are recognized over such period.

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

As of December 31, 2025 and 2024, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	On February 22, 2023, the Company’s shareholders approved a change in the Company’s ordinary shares par value from NIS 0.25 per share to no par value. All par value data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	Issuance of ordinary shares and warrants:

1.	On April 1, 2024 the Company issued 5,000 ordinary shares to certain service provider in exchange for it services. The shares issued were valued at the amount of $112 which were recorded to general and administrative expenses during the year ended December 31, 2024

2.	On July 3, 2024, the Company’s shareholders meeting approved the increase of the Company’s authorized share capital by additional 1,666,667 such that following the increase, the authorized share capital was 3,333,334 ordinary shares.

3.	On August 8, 2024, the Company entered into an inducement offer letter with certain existing warrants holder, according to which, the holder has exercised 285,714 of his warrants for an exercise price of $17.50 per share into Company’s ordinary shares, totaling a $5,000 gross consideration. Total issuance expenses were $512. As part of the inducement letter, the Company issued to the holder new warrants to purchase 571,429 of the Company’s ordinary shares for an exercise price of $22.50 per share. In addition, the Company has also issued warrants to purchase 20,000 of its ordinary shares for an exercise price of $21.90 per share as issuance costs.

4.

On August 30, 2024, the Company entered into at-the-market offering agreement with H.C. Wainwright & Co (the “Agent”), according to which the Company may offer and sell, from time to time, its ordinary shares represented as ADSs, through the Agent in an at the market offering (“ATM”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.

As of December 31, 2024, the Company issued 99,037 ordinary shares for net proceeds of $2,223 through the ATM.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

5.	During 2025, the Company issued 530,698 ordinary shares for net proceeds of $2,933 through its ATM.

6.	On April 6, 2025 the Company issued 10,000 ordinary shares to certain service provider in exchange for its services. The shares issued were valued at the amount of $141 which were recorded to general and administrative expenses during the year ended December 31, 2025.

7.	On April 14, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “April 2025 Offering”) an aggregate of 250,000 ordinary shares of the Company at an offering price of $12.0 per share (the “Ordinary Shares”).

Aggregate gross proceeds to the Company were approximately $3,000, before deducting fees payable to the placement agent and other offering expenses payable by the Company.

As part of the April 2025 Offering, the Company incurred an aggregate issuance costs of $452 recorded net of the Company’s additional paid in capital. The Company also issued to the placement agent warrants equal to 7.0% of the aggregate number of ordinary Shares represented by ADSs, or 17,500 ordinary Shares represented by 8,750 ADSs, at an exercise price of $30.0 per ADS and a term expiring on April 14, 2030.

The Company accounted for the aforementioned warrants as freestanding instrument classified at part of the Company’s permanent equity in accordance with ASC-480 and ASC-815-40. The Company accounted for the reduction in the warrants exercise price as issuance costs to be recorded in the Company’s additional paid in capital in accordance with ASC 815-40, following the adoption of ASU 2021-04.

8.	On June 30, 2025, the Company’s shareholders meeting approved the increase of the Company’s authorized share capital by an additional 3,333,334 such that following the increase, the authorized share capital was 6,666,667 ordinary shares.

9.	On July 28, 2025, the Company completed a public offering (the “July 2025 Offering”) for aggregate gross proceeds (without taking into account any from any future exercises of warrants) of $5,000 gross proceeds (approximately $4,200 net of issuance cost). The Company issued to the holder from the July 2025 Offering (i) 125,000 ordinary shares (represented by 62,500ADSs, (ii) 354,167 pre-funded warrants to purchase up to 708,334 of the Company’s ordinary shares (represented by 354,167 ADSs (the “Pre-Funded Warrants”), and (iii) 833,333 warrants to purchase up to 1,666,667 of the Company’s ordinary shares (represented by 833,333 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”).

The Pre-Funded Warrants will be immediately exercisable at a nominal exercise price ($11.98 per ADS) and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $6.0 per share ($12.0 per ADS), are immediately exercisable, and expire on the two-year anniversary of the date of issuance.

As part of the July 2025 Offering, the Company incurred an aggregate issuance cost of $837 recorded net of the Company’s additional paid in capital.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

The Company also issued to the placement agent warrants equal to 7.0% of the aggregate number of ordinary Shares represented by 58,334 ordinary Shares (represented by 29,167 ADSs), at an exercise price of $7.5 per share ($15.0 per ADS) and a term expiring on July 28, 2029.

10.	In August and September 2025, the investors from July 2025 Offering exercised 125,000 pre-funded ADSs into 250,000 ordinary shares.

11.	On November 10, 2025, a Special General Meeting of Shareholders of the Company approved to:

●	Increase authorized share capital by 7,333,333 so following the resolution, Company’s authorized share capital is 14,000,000 ordinary shares, no par value per share.

●	Perform a reverse split at a ratio of 1:3,000.

Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares underlying each of the Company’s American Depositary Shares (ADSs), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing three hundred (300) ordinary shares to a new ratio of one (1) ADS representing two (2) ordinary shares and no adjustment will be made to the outstanding number of the ADSs of the Company.

For accounting purposes, all share and per share amounts for ordinary share, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

12.	On November 18, 2025, the investors from July 2025 Offering exercised 229,167 pre-funded ADSs into 458,334 ordinary shares.

13.	On November 18, 2025, the Company entered into an agreement with the holder of warrants to purchase 833,333 ADS previously issued on July 29, 2025 to purchase 1,666,667 ordinary shares, pursuant to which in consideration for the holder’s waiver of certain standstill provisions, the Company reduced the exercise price of such warrants from $12.0 per ADS to $9.34 per ADS.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants to purchase ordinary share:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of December 31, 2025:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

December 2021	3,500	$200.0
January 2023 agent	9,545	$68.75
November 2023	243,377	$17.50
November 2023 agent	13,746	$19.13
August 2024	571,429	$22.50
August 2024 agent	20,000	$21.90
April 2025	17,500	$15.0
July 2025	1,666,667	$4.67
July 2025	58,333	$7.50
	2,604,097

As of December 31, 2025 and 2024, all of the Company’s outstanding warrants are classified as part of the Company’s equity.

d.	Share options plan:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the Company’s 2013 Plan, in May 2023, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 28,333.

On August 30, 2023, the Company’s board of directors approved the adoption on a new 2023 Share Option Plan (the “2023 Plan”) and approved the reserve of 33,333 of the Company’s ordinary shares to issuance under the 2023 Plan.

Under the Company’s Plans, the Company may grant its officers, directors, employees and consultants, share options. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

As of December 31, 2025, 8,667 shares available for future grant under the Company’s 2023 Plans.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

e.	Share-based payment transactions granted by the Company:

The following table summarizes Company’s option activity during the year ended December 31, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 2024	41,610	90	7.1	-
Grants	8,000	16.01	10	-
Forfeited/expired	(77)	-	-	-

Outstanding at December 31, 2025	49,533	87.31	6.6	-

Vested and expected to vest at December 31, 2025	49,533	87.31	6.6	-

Exercisable at December 31, 2025	25,497	143.98	5.7	-

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2025, 2024 and 2023 was 6.6 years, 7.1 years and 5.88 years, respectively.

e.	The weighted average grant date fair value in 2025 was $8.0, in 2024 was $60 and in 2023 was $30 and the remaining compensation costs not yet recognized as of December 31, 2025 is $133 with a weighted average period of 7.6 years to recognize these expenses.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2025	2024	2023

Risk-free interest rate	4.04%-4.21%	4.64%-5.09%	3.95%-3.96%
Expected volatility	79.56%-79.82%	83.40%-83.94%	84.30%-84.76%
Dividend yield	0%	0%	0%
Contractual life (in years)	10	9.75-10	10
Early Exercise Multiple (Suboptimal Factor)	2.5	2.5	2.5

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Expenses recognized in the financial statements:

	Year ended December 31,
	2025	2024	2023

Research and development	$57	$75	$83
General and administrative (*)	283	287	178
	340	362	261

(*)	Including $141 and $112 share based compensation for services provided in 2025 and 2024, refer to note 9(b)(6) and note 9(b)(1), respectively.

NOTE 10:- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

	December 31, 2025	December 31, 2024
weighted average remaining lease term (years)	1.52	2.49
weighted average discount rate	13%	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2025 and 2024 were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Components of lease expense:
Operating lease cost	$53	$44	$56

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- LEASES (Cont.):

	Year ended December 31, 2025	Year ended December 31, 2024
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$56	$42

Maturities of lease liabilities as of December 31, 2025 were as follows:

2026	$60
2027	$32
Total operating lease payments	$92
Less: imputed interest	$(21)
Present value of lease liability	$71

NOTE 11:- FINANCE INCOME (EXPENSE), NET

	Year ended December 31,
	2025	2024	2023

Interest income	$284	$291	$506
Bank commissions	(14)	(14)	(14)
Exchange rate fluctuations and others	(144)	(13)	58
short-term investment revaluation	(4)	(14)	11
Total financial income (expenses), net	$122	$250	$561

NOTE 12:- SEGMENT REPORTING

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

The CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (research and development and general and administrative) at the consolidated level to manage the Company’s operations and evaluate return on total assets in deciding whether to invest in the development and expansion of the Company’s consolidated operations.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2025, 2024 and 2023 was 23%.

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

The Company’s tax return up until the year ended December 31, 2020 are considered final.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2025, the Company had carryforward losses amounting to approximately $205,100 that can be carryforward indefinitely

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

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forward	$32,815	$26,998
Temporary differences mainly relating to Research and Development	1,279	1,062

Deferred tax asset before valuation allowance	34,094	28,060
Valuation allowance	(34,094)	(28,060)
Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes and the company’s preferred enterprise tax rate.

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	December 31, 2025
	$	%

Tax at Israeli Statutory Rate	(2,260)	23
Effect of benefitted income preferred technological enterprise in Israel	688	(7)
Changes in Valuation Allowances	1,524	(16)
Share-based payment awards	48	(0)
Effective Tax Rate	-	-

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 14:- SUBSEQUENT EVENTS

On March 4, 2026, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of certain of the Company’s existing warrants to purchase up to 795,869 of the Company’s American Depositary Shares (“ADS”), each ADS representing two ordinary shares, no par value, issued on July 29, 2025 at an exercise price of $9.34 per ADS (the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 795,869 of the Company’s ADSs at a reduced exercise price of $5.00 per ADS in consideration of the Company’s agreement to issue new warrants to purchase ADSs (the “New Warrants”), as described below, to purchase up to an aggregate of 1,591,738 ADSs (the “New Warrant Shares”), at an exercise price of $5.00 per ADS. The Company received aggregate gross proceeds of $4.0 million from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

The Company also agreed to pay the placement agent a cash fee equal to 7.0% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing Warrants. The Company has also agreed to issue to the placement agent to purchase up to 55,711 ADSs which will have the same terms as the New Warrants except that the Placement Agent Warrants will have an exercise price equal to $6.25 per ADS. Similar to the New Warrants, the Placement Agent Warrants will be immediately exercisable from the date of issuance until the two year anniversary of the effective date of the resale registration statement. In addition, the Company has also agreed to pay the placement agent $91 for other fees.

As part of the Inducement letter, the Company also received gross proceeds of approximately $350 following the exercise of 37,465 Existing Warrants.